As filed with the Securities and Exchange Commission on November 1, 2021.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Nu Holdings Ltd.

(Exact Name of Registrant as Specified in Its Charter)

The Cayman Islands	7389	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
	Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands +1 345 949 2648
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Cognitect, Inc. 101 West Chapel Hill Street, Suite 300 Durham, NC 27701 +1 919 283 2748
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Byron B. Rooney Manuel Garciadiaz Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 Tel: +1 (212) 450-4000	Donald Baker John Guzman White & Case LLP 1221 Avenue of the Americas New York, NY 10020 Tel: +1 (212) 819-8200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered[1]	Proposed Maximum Offering Price Per Share[2]	Proposed Maximum Aggregate Offering Price[1,2]	Amount Of Registration Fee[3]

Class A ordinary shares, par value US$0.000006666666667 per share[4]	332,523,138	US$11.00	US$3,657,754,520.75	US$339,074

Brazilian Depositary Receipts, or “BDRs”	—	—	—	—

1.	Includes the aggregate amount of additional Class A ordinary shares that the underwriters have the option to purchase. See “Underwriting.”

2.	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.

3.	Calculated pursuant to Rule 457(a) based on an estimate of the proposed maximum aggregate offering price.

4.	Includes Class A ordinary shares, initially in the form of BDRs, offered and sold outside the United States.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED November 1, 2021 PRELIMINARY PROSPECTUS Nu Holdings Ltd. Class A Ordinary Shares (incorporated in the Cayman Islands) This is an initial public offering of Class A ordinary shares of Nu Holdings Ltd. We are offering 289,150,555 Class A ordinary shares, including in the form of Brazilian Depositary Receipts, or “BDRs,” each representing th of a Class A ordinary share, and the selling Securities any shareholders identified in this prospectus are offering an additional 43,372,583 Class 1/6 A ordinary shares if and to the extent that in the underwriters exercise their option to purchase additional shares as described below, in a global offering, consisting of (1) an the international offering and (2) a concurrent Brazilian offering. The international offering includes up to 289,150,555 newly issued with Class A ordinary shares being sold by us to be offered in the United States and other countries outside of Brazil, which may be securities reduced by up to                  Class A ordinary shares that are initially being offered in the form of BDRs in the concurrent Brazilian offering. The filed concurrent Brazilian offering includes up to                  newly issued Class A ordinary shares in the form of BDRs being sold by us, to be offered to the public in Brazil, which may be reduced to the extent such Class A ordinary shares are reallocated to the international these offering. The international offering is being underwritten by the international underwriters named in this prospectus, or the “international underwriters,” and the Brazilian offering is being underwritten by the Brazilian underwriters named in the Brazilian prospectus, or the statement buy “Brazilian underwriters,” and together with the international underwriters, or the “underwriters.” The closing of this international offering to is not conditioned upon the closing of the concurrent Brazilian offering, but the closing of the concurrent Brazilian offering is conditioned upon the closing of this international offering, and there can be no assurance that the concurrent Brazilian offering will be completed offer on the terms described herein or at all. A separate Portuguese-language prospectus relating to the concurrent Brazilian offering will be an made available in Brazil. registration Prior to this offering, there has been no public market for our Class A ordinary shares or BDRs. It is currently estimated that the initial the public offering price per Class A ordinary share will be between US$10.00 and US$11.00, which is equivalent to between R$9.35 and R$10.29 per BDR, considering that each BDR will represent 1/6th of a Class A ordinary share, based on the October 28, 2021 exchange soliciting rate of R$5.6124 to US$1.00 published by the Central Bank of Brazil. until not We intend to apply to list our Class A ordinary shares on the New York Stock Exchange, or “NYSE,” under the symbol “NU.” We is intend to apply to register the offering of our BDRs with the Brazilian Securities Commission (Comissão de Valores Mobiliários, or the it “CVM”) to list and trade our BDRs on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão, or the “B3”) under the symbol securities “NUBR33.” and Following this offering, we will have two classes of ordinary shares, Class A ordinary shares and Class B ordinary shares. The rights these of the holders of Class A ordinary shares and Class B ordinary shares will be identical, except that (1) holders of Class B ordinary sell shares are entitled to 20 votes per share, whereas holders of Class A ordinary shares are entitled to one vote per share; (2) holders securities of Class B ordinary shares have certain conversion rights; (3) holders of Class B ordinary shares are entitled to preemptive rights in not the event that additional Class A ordinary shares are issued in order to maintain their proportional ownership interest; (4) holders of these Class B ordinary shares have certain consent rights; and (5) Class B ordinary shares will not be listed on any stock exchange and will not be publicly traded. Immediately following the completion of this offering, all Class B ordinary shares will be beneficially owned by may sell David Vélez Osorno, Cristina Helena Zingaretti Junqueira, Adam Edward Wible or certain of their affiliates and permitted transferees, or, We collectively, the “co-founders,” and such Class B ordinary shares will represent approximately 87.0% of the voting power, and 25.0 % of to the outstanding share capital, assuming no exercise of the underwriters’ over-allotment option. For further information, see “Description offer of Share Capital.” changed.an We are an “emerging growth company” as defined in the Jumpstart Our Business StartupsAct of 2012 and, as such, may elect be to comply with certain reduced public company reporting requirements. In addition, following this offering, we will be a “controlled not company” within the meaning of the corporate governance rules of the NYSE and as such plan to rely on available exemptions from is certain NYSE corporate governance requirements. may and Investing in our Class A ordinary shares and BDRs involves risks. See “Risk Factors” beginning on page 33 of this prospectus. Per Class A ordinary share 1 Per BDR 2 Total prospectus Initial public offering price 4 US$ US$ US$ complete Underwriting discounts and commissions 3,4 US$ US$ US$ not Proceeds, before expenses, to Nu Holdings Ltd.5 US$ US$ US$ is preliminary 1. Excludes Class A ordinary shares to be offered and sold in the form of BDRs. permitted. 2. Based on the , 2021 exchange rate of R$ to US$1.00 published by the Central Bank of Brazil. This 3. See “Underwriting” for a description of the compensation payable to the underwriters. not prospectusis 4. Assumes no exercise of the underwriters’ over-allotment option. 5. Does not reflect any amounts from the issuance of Class A ordinary shares underlying BDRs under the Customer Program (NuSócios), effective. sale as any funds comprising the offering price thereof will be delivered by one of our affiliates, as the sponsor of the program, to participating is Customers to enable them to subscribe and pay for one BDR each. See “The Offering--Customer Program (NuSócios).” or The selling shareholders identified in this prospectus have granted the underwriters an option for a period of30 days from the date of preliminary this prospectus to purchase up to 43,372,583 additional Class A ordinary shares to cover over-allotments at the initial public offering offer thisthe price, less underwriting discounts and commissions, on the same terms as set forth in this prospectus. Assuming full exercise of the underwriter’s over-allotment option, we estimate the net proceeds, before expenses, to the selling shareholders from the sale of their Class A ordinary shares will be approximately US$ million, based upon the initial public offering price, after deducting underwriting discounts and commissions. We will not receive any if the proceeds from the sale of Class A ordinary shares by the selling shareholders. in Commission Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or where disapproved of these securities or determined if this prospectus (or the Portuguese-language prospectus used in connection with the offering of our BDRs in Brazil) is truthful or complete. Any representation to the contrary is a criminal offense. information Exchange The underwriters expect to deliver the Class A ordinary shares to purchasers on or about , 2021. Theand jurisdiction Global Coordinators Morgan Stanley Goldman Sachs & Co. LLC Citigroup NuInvest Allen & Company LLC HSBC UBS Investment Bank Autonomous KeyBancCapitalMarketsNauSecurities Nomura Numis Susquehanna Financial Group, LLLP The date of this prospectus is , 2021.

Our Mission

Gabriela Lima

Fight complexity to empower people in their daily lives

Our Mission Fight complexity to empower people in their daily lives

We are reinventing financial services in a Nu way.

¡Hola, te damos la bienvenida a Nu!
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En el futuro, será una pieza de colección.

Nu Colombia
customer welcome kit

See "Translations" immediately preceding the back cover.

We are reinventing financial services in a Nu way. Nu Colombia customer welcome kit See “Translations” immediately preceding the back cover.

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Convenient.
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Empowering.

See "Translations" immediately preceding the back cover.

Convenient. Low-Cost. Empowering. Special effect on card that is only visible in black light See “Translations” immediately preceding the back cover.

Better Solutions for Consumers and SMEs Across All Five Financial Seasons Spending Credit Card Modern, simple and transparent with a complete digital experience. Rewards A fair program with points that never expire. Mobile Payments Instant payments for real-time transfers, bills, financing and everyday purchases. Saving Personal Account Everything one needs to save and spend. Business Account Integrated banking solution tailor-made for business owners. Investing Investments Comprehensive investment options designed to help customers invest directly with ease. Borrowing Personal Loans Fully transparent and easy to receive, manage and pay. Protecting Insurance Complete array of life insurance products at low, disruptive prices.

One of the World's Largest Digital Banking Platforms
90+
Net Promoter Score (NPS)
110%
3-year Total Customer CAGR as of September 30, 2021
2.1 Million
New Customers per month on average in Q3'21
80-90%
Organic Acquisition
48.1 Million
3Q21
3.7 Million
1Q18
2018
2019
2020
2021
Total Customers

One of the World’s Largest Digital Banking Platforms 90+ Net Promoter Score (NPS) 80-90% Organic Acquisition New Customers per month on average in Q3’21 2.1 Million 3-year Total Customer CAGR as of September 30, 2021 110% 2018 2019 2020 Total Customers 2021 1Q18 3.7 Million 3Q21 48.1 Million

Gabriela Lima nu My Pix space Everything you need to pay, transfer, or request money. Scan to pay Transfer Request Money My keys Pix settings and preferences Help

Mexico
Colombia
Brazil
Providing
5.1+ Million people
their first credit card
or bank account
Fernanda Alves
Saving our customers
$4.8 Billion in bank fees
and 113 Million hours
in wait time

Providing 5.1+ Million people their first credit card or bank account Brazil Colombia Mexico Saving our customers $4.8 Billion in bank fees and 113 Million hours in wait time

Letter From Our Founders The Spark Of Our Foundation In mid-2012, I entered the branch of one of Brazil’s largest banks to open my first Brazilian bank account. As I approached the first bulletproof door that was flanked by armed security guards, I sensed this was not going to be easy. During the following four months I spent long hours in queues, calling the call center, and returning to the bank branch with an increasing number of documents, until finally a bank account that would charge hundreds of reais per year in fees was approved in my name. The entire experience was incredibly frustrating. As I tried to reconcile this experience with the immense profitability of Brazilian banks and the low penetration of banking in this country, I realized that this was possibly the entrepreneurship challenge I had been looking for since I was a child working in my father’s button company in Costa Rica. This experience marked the beginning of an almost decades-long process of reinventing the entire financial services industry in Latin America, aiming to empower hundreds of millions of consumers with simple and transparent products that enable them to live a better life. As part of this process, we set out to build a fundamentally different enterprise that could lead the way in redefining what a Latin American company in the 21st century looks like.

We Are Driven To Make An Impact We want to help shape new Latin American communities that offer greater opportunities for everyone, and we believe a more efficient and competitive financial services sector translates into much more for everyone: more access, more positive customer experiences, and ultimately more money in people’s pockets to be invested in their families, education and healthcare. These can improve the quality of life for millions of people, lower income inequality and add several points of additional GDP growth over time. To achieve our mission, we developed a set of core values that have guided us along the way: We want our customers to love us as loyal and enthusiastic “fans” — Any product or business decision at Nu is made walking backwards from the customer. We build solutions that go beyond just a product function or a business service and instead create an emotional connection through memorable customer experiences. We do this because we believe that, while in the short-term an amazing customer experience may sometimes diverge with maximizing profitability, in the long run they will become completely aligned as the loyalty and trust of our customers means they prefer to do business with us for a much longer period of time. We are hungry and challenge the status quo — We have a high sense of urgency to improve the status quo. We reason from “first principles” so that we avoid being consumed by conventional wisdom that inhibits progress. We have taken this value everywhere: from believing we could challenge this industry with maniacal customer focus, to the way we built our team, the technology choices we made, and the approaches we have taken to service our customers, many times unconventional. We build strong and diverse teams — We seek to hire the best and most talented people regardless of their CV or pedigree. We believe that diversity, in all of its forms, is an ingredient for more creativity, problem-solving, and real innovation. Our Mission Is To Fight Complexity To Empower People Latin America is a region of over 650 million people and has the potential to be one of the most powerful economic engines in the world. Unfortunately, it is also a region where some of the largest industries are oligopolies, which have limited competition, innovation and access. Conventional wisdom historically held that it was impossible to enter and compete in some of these protected sectors, such as consumer banking, that were regarded as off-limits for entrepreneurs. When Cristina, Ed and I first met, we realized very quickly that we shared a common vision: we wanted to invest the next few decades of our lives building something which had the potential to make an extremely positive impact. All three of us saw a massive opportunity, using technology, data and truly thoughtful service to eliminate the complexities and anxieties that customers faced everyday dealing with Latin American banks, by creating a truly new experience, not just a digital copy. So we built Nu, with a mission to empower our customers by fighting against all the pervasive complexity that hinders better choices in their daily lives. So far we think it has worked. Over 48 million customers in Brazil, Mexico and Colombia have chosen Nu, saving over 113 million hours of waiting time inside bank branches or on hold with call centers, and over US$4.8 billion in banking fees, based on our estimates. As of September 30, 2021, over 5.1 million people had selected us as their first bank account or credit card. Over 1 million small and micro entrepreneurs have decided to use our banking products to start and run their businesses more efficiently. We have heard many inspiring customer stories from people who finally managed to save enough money to buy a home, start their own business or put their kids through college. And it makes us want to do more.

Building a culture of trust, empowerment and autonomy — We searched the globe to find the very best talent, building a world-class company out of São Paulo. We looked for this talent everywhere we could find principled, creative problem solvers from all possible backgrounds: philosophers, chemists, graduates in performing arts, filmmakers and statisticians, among other disciplines, work at Nu. Then, we aimed to provide everyone with an environment of trust and autonomy, so they could do the best work of their lives. Aligning interests more equitably — We challenged ourselves to create a culture where our people could work hand-in-hand as partners and collaborators to build something great, rather than just employees working for a paycheck. As we tried to align our incentive structures to achieve this, we often heard “Brazilian employees don’t value equity… you will waste those stock options”. We are proud this was one of many pieces of advice we dismissed, and today can say that about 76% of Nu employees own a stake in our company, participating in the value that we are creating for our customers and our shareholders. Pursuing the highest ethical standards — Many Latin American oligopolies evolved in a historically tight knit environment between the public and private sectors. Since the first moment of our existence, we wanted Nu to represent a new generation of companies that would succeed based on the merits of our demonstrated value rather than through the benefits of special connections. We wanted the right to compete and win, strictly by achieving the love and trust of our customers, and building great products that improved their daily lives. Focusing on the long-term with solid business fundamentals — We committed ourselves to building an institution that would last for decades and therefore made business and culture decisions to optimize our value in the long run. However, since we were in a region of the world that lacked easy access to venture capital, we could not afford to waste resources, and needed to have strong business fundamentals from the very beginning. As we move forward to become a publicly traded company, we reaffirm our commitment of optimizing for the long run, even if this commitment might at times have short-term profit implications. We are playing the long game. We think and act like owners, not renters — We own our destiny, see ourselves as protagonists of the story we live, and solve problems wherever we find them, independent of title, tenure, or responsibility. We treat all our employees as partners, which means our relationships are based on humility, respect, transparency and extreme accountability. We foster a culture ruthlessly focused on serving our customers, with zero power or status symbols, where there is no ego and making mistakes and learning from them is actively encouraged and is a key element for innovation. We pursue smart efficiency — We aim to minimize waste in all of its forms to benefit all our customers and society. We believe in using technology to build proprietary systems that give us scalability while making sure we optimize the use of all the constrained resources we have as a company: our people, our time, our attention and our capital. As we gain efficiency, we are able to pass those gains to our customers, continuously working to provide lower and lower fees and rates. Nu Leads A New Wave of 21st-Century Latin American Companies We challenged ourselves to build an organization that would come to lead a new generation of Latin American companies. We were the first Brazilian investment for some of the best technology investors in the world, and with their help, we showed it was possible to challenge some of the largest entrenched incumbents in this region by doing the following: Developing a digitally-native, cloud-based technology platform — We believe we are in the early stages of technology, data, and customer-centric approaches revolutionizing all industries and all geographies globally. So, we made sure that Nu was a technology and data-driven business from day one. We made the unusual decision to build our own core banking platform and processor from the ground up, using a modern, cloud-based architecture, and integrating data science and machine learning across key processes. We own and have built all of our key technology, so we are in control of our destiny. We also designed our cultural principles and ways of working so that they are “optimized” to create the best environment to attract and retain the very best software engineers, data scientists, product managers, and designers.

The Future And Thank You Today Nu is one of the largest digital banking platforms in the world (based on number of customers), and we are still in the early days of our journey. As we write this letter, we reflect on how challenging, exhilarating and rewarding our journey has been to this point, and we are: Thoughtful of every “Nubanker” who has joined us in this big and ambitious mission of having a true impact in people’s lives and reinventing an outdated system. Mindful of every Nu customer, who has trusted us and joined our purple revolution, and our responsibility to serve them to the very best of our abilities. Grateful for every Nu investor and partner that has supported us on this path, with their valuable advice and unconditional trust. Inspired by every underdog that ever dared to challenge the mighty, and succeeded, building a better world through their journey. We can think of no better way to honor the trust placed in us since our earliest days, than to offer a piece of Nu in the form of one Brazilian Depository Receipt to millions of our customers in Brazil through our NuSócios program. In sharing a part of Nu, we hope to strengthen our relationships through the continuous enhancement of our service and portfolio, as well as sharing the overall progress and value we create as a company. After all, our customers will soon become our partners and shareholders. We hope to welcome you as part of a new generation of shareholders, and we want to use this milestone to commit to you that we will continue building Nu based on the principles mentioned in this letter. We are deeply committed to making this the best work of our lives. We will challenge ourselves to find new and better ways to serve our customers and we will consistently strive to have a positive impact on society. We truly believe Nu is special, and we look forward to partnering with you in our journey that has just begun. Thank you, David, Cristina, and Ed

This prospectus has been prepared by us solely for use in connection with the proposed offering of Class A ordinary shares in the United States and, to the extent described below, elsewhere outside of Brazil. None of us, the selling shareholders, or any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared.

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None of us, the selling shareholders, or any of the underwriters take responsibility for, or provide assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or any applicable free writing prospectus is current only as of the date of this prospectus or of any such free writing prospectus, as applicable, regardless of its time of delivery or of any sale of our Class A ordinary shares or BDRs.

None of us, the selling shareholders, or any of the underwriters have taken any action that would permit a public offering of our Class A ordinary shares or BDRs or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States or in Brazil in connection with the Brazilian offering. In addition, except for the Brazilian offering of BDRs being made under the Portuguese-language prospectus, we have not taken any action to permit a public offering of Class A ordinary shares or BDRs outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Class A ordinary shares and BDRs and the distribution of this prospectus outside the United States and in their jurisdiction (including Brazil). However, we may make offers and sales outside the United States in circumstances that do not constitute a public offer or distribution under applicable laws and regulations. Our Class A ordinary shares and BDRs are being offered, and offers to purchase our Class A ordinary shares or BDRs are being sought, only in jurisdictions where offers and sales are permitted.

This prospectus is not addressed to Brazilian residents and it should not be forwarded or distributed to, nor read or consulted by, acted on or relied upon by Brazilian residents. Any investment to which this prospectus relates is available to, and will be made by, non-Brazilian residents only. If you are a Brazilian resident and received this prospectus, please destroy it and any copies. The Brazilian prospectus is in a format different from that of this prospectus and contains information not generally included in documents such as this prospectus.

You must comply with all applicable laws and regulations in effect in any jurisdiction in which you purchase, offer or sell our Class A ordinary shares and BDRs, or possess or distribute this prospectus and must obtain any consent, approval or permission required for your purchase, offer or sale of our Class A ordinary shares and BDRs under the laws and regulations in effect in any jurisdiction to which you are subject or in which you make such purchases, offers or sales, and none of us, the selling shareholders, the international underwriters or the Brazilian underwriters will have any responsibility therefor.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Nu” or the “Company,” the “Issuer,” “we,” “our,” “ours,” “us” or similar terms refer to Nu Holdings Ltd., together with its consolidated subsidiaries. “Nu Holdings” refers solely to Nu Holdings Ltd. “Easynvest Companies” refers to the companies that are part of the Easynvest investment platform acquired by us in a transaction completed on June 1, 2021, the corporate names of which we amended following the acquisition’s closing: namely Nu Participações Financeiras S.A., Nu Invest Corretora de Valores S.A., or “NuInvest,” Nu Participações S.A., Nu Corretora de Seguros Ltda., Easynvest Gestão de Recursos Ltda., and Vérios Gestão de Recursos S.A. “Nu Financeira Financial Conglomerate” refers to Nu Financeira S.A. – SCFI, together with its consolidated subsidiaries.

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos and website names. Solely for convenience, some of the trademarks, service marks and trade names referred to in this prospectus are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names. Other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.

Glossary of Terms

The following is a glossary of certain industry and other defined terms used in this prospectus:

“activity rate” is defined as monthly active customers divided by the total number of customers as of a specific date.

“ANBIMA” means the Brazilian Association of Financial and Capital Markets Entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais).

“Boleto” (banking payment slips) means a printable document issued by merchants and used to make payments in Brazil.

“Brazil” means the Federative Republic of Brazil.

“Brazilian government” means the federal government of Brazil.

“B3” means B3 S.A. – Brasil, Bolsa, Balcão, the Brazilian Stock Exchange.

“CAC” means customer acquisition costs and consists of the following expenses: printing and shipping of a card, credit data costs (primarily consisting of credit bureau costs) and paid marketing.

“CAGR” means the compound annual growth rate, measured as the annualized average rate of growth between given dates, assuming growth takes place at an exponentially compounded rate.

“CDI Rate” means the Brazilian interbank deposit (certificado de depósito interbancário) rate, which is an average of interbank overnight deposit interest rates in Brazil.

“Central Bank of Brazil” means the Brazilian Central Bank (Banco Central do Brasil).

“Colombian pesos” or “COL$” means Colombian pesos, the official currency of the Republic of Colombia.

“CMN” means the Brazilian National Monetary Council (Conselho Monetário Nacional).

“CNBV” means the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria de Valores).

“contribution margin” means the sum of revenue from our credit card, personal lending and NuAccount products, less variable expenses (consisting of interest and other financial expenses, transactional expenses and credit loss allowance expenses) directly associated with this revenue.

“COPOM” means the Brazilian Monetary Policy Committee (Comitê de Política Monetária do Banco Central).

“cost of risk” is defined as the sum of change in loan loss provisions, credit losses and gross recoveries divided by total receivables.

“credit loss allowance expenses / credit portfolio” is defined as credit loss allowance expenses, divided by the sum of receivables from credit card operations (current, installments and revolving) and loans to customers, in each case gross of ECL allowance, as of the period end date.

“customer” is defined as an individual or SME that has opened an account with us and does not include any such individuals or SMEs that have been charged-off or blocked or voluntarily closed their account. The number of customers as of September 30, 2021 does not include the number of customers resulting from the acquisition of the Easynvest Companies, which as of such date amounted to 2.8 million customers, of which 0.6 million were unique to the Easynvest Companies.

“CVM” means the Brazilian Securities Commission (Comissão de Valores Mobiliários).

“debit card” means a payment card that allows the cardholder to immediately access funds electronically from the cardholder’s account when making a purchase.

“ECL” or “ECL Allowance” means the expected credit losses on our credit operations, including loans and credit cards.

“ESG” means Environment, Social and Governance.

“EUR” or “€” means the Euro, the official currency of the European Union.

“first payment default” means when the first scheduled payment by a customer remains unpaid as of the 10th day after it becomes due.

“founding shareholder” refers to our founding shareholder and chief executive officer, David Vélez Osorno.

“FX Neutral” measures refer to certain measures prepared and presented in this prospectus to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook. For additional information, see “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures.”

“IASB” means the International Accounting Standards Board.

“IFRS” means the International Financial Reporting Standards, as issued by the IASB.

“interest-earning portfolio” consists of receivables from credit card operations on which we are accruing interest and loans to customers, in each case gross of ECL allowance, as of the period end date.

“Lifetime value” or “LTV” is the estimated lifetime value of our customers. This is based on the present value of estimated contribution margin generated by a customer during the lifetime of a customer’s relationship with our business. We calculate LTV based on the following key assumptions: (1) 12% per annum as the discount rate applied to the projected stream of contribution margin generated by a customer; (2) estimated lifetime capped at 10 years; and (3) growth and churn estimates based on historical analysis across our cohorts and estimated inflation rates.

“LTV/CAC” means the ratio of lifetime value to customer acquisition costs and is calculated as the lifetime value divided by our customer acquisition costs. We use this metric to assess return on marketing spend and other costs to onboard new customers.

“Mexican pesos” or “MEX$” means Mexican pesos, the official currency of the United Mexican States.

“monthly active customers” is defined as all customers that have generated revenue in the last 30 calendar days, for a given measurement period.

“monthly average cost to serve per active customer” is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

“monthly average revenue per active customer” or “Monthly ARPAC” is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

“Net promoter score,” or “NPS,” measures the willingness of customers to recommend our products and services. See “Presentation of Financial and Other Information—Calculation of Net Promoter Score.”

“NuAccount” means the Nu bank account we offer to our individual and SME customers; “Personal NuAccount” means the Nu personal bank account we offer to our individual customers; and “SME NuAccount” means the Nu business bank account we offer to our SME customers.

“organic customer growth” is calculated as new customers acquired without incurring direct paid marketing expenses. An organic customer is one who comes to our website or app without clicking on an advertisement link. This includes both customers who directly come to our website or app, or who were referred to us by an existing customer. An inorganic customer is one who comes to our website or app through a paid channel or campaign (e.g., by clicking on an online advertisement).

“PIX” means the instant payment system launched by the Central Bank of Brazil in 2020 that allows real-time payments and transfers.

“primary bank” or “primary banking relationship” refers to our relationship with those of our customers who had at least 50% of their post-tax monthly income move in or out of their NuAccount in any given month. We calculated the percent of customers with a primary banking relationship as active customers with a primary banking relationship as a percentage of total active customers that have been with us for more than 12 months.

“Purchase volume,” or “PV,” is defined as the total value of transactions that are authorized through our credit and debit cards only; it does not include other payment methods that we offer such as PIX, WhatsApp payments or traditional wire transfers.

“real,” “reais” or “R$” means the Brazilian real, the official currency of Brazil.

“SELIC” means the Brazilian Special Clearance and Custody System (Sistema Especial de Liquidação e Custódia).

“SELIC rate” means the Brazilian interest rate established by the SELIC.

“Shareholder’s Agreement” means the shareholder’s agreement entered into in connection with this offering, among David Vélez Osorno, Rua California Ltd., and Nu.

“SIC” means the Colombian Superintendence of Industry and Commerce, a public authority and technical agency attached to the Ministry of Trade, Industry and Tourism of Colombia.

“SMEs” means micro and small businesses.

“squads” is the term used to refer to Nu teams that work within the same scope of operations, e.g., Controllership Squad, FP&A Squad, etc.

“SUSEP” means the Brazilian Superintendence of Private Insurance (Superintendência de Seguros Privados).

“U.S. dollar,” “U.S. dollars” or “US$” means U.S. dollars, the official currency of the United States.

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Prospectus Summary

Prospectus Summary

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A ordinary shares or BDRs. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included elsewhere in this prospectus, before deciding to invest in our Class A ordinary shares or BDRs.

Overview

Our Mission and Vision

Our mission is to fight complexity to empower people in their daily lives.

In 2013, we chose to begin our journey by disrupting the financial services market in Latin America, the market value of which we estimate will reach approximately US$1 trillion in 2021. This opportunity includes approximately 650 million people in Latin America according to the World Bank, many of whom we believe are underbanked and deeply unsatisfied with their legacy bank relationships, or completely unbanked.

We are in the early stages of technology companies revolutionizing a broad range of services by putting the customer at the center of their strategies and architecting experiences based on mobile-first and cloud-based models. We believe new technology-driven companies can capture market share from legacy providers across all industries, expand the size of addressable opportunities and operate with superior economics. We also believe there is a significant opportunity to use the latest technologies and business practices to create new and more user-friendly experiences for individual consumers and SMEs that are simple, intuitive, convenient, low-cost, empowering and human.

As we pursue our mission of empowerment, we are building a company focused on connecting profit to purpose in order to create value for all our stakeholders and deliver a positive impact on the communities we serve.

Welcome to Nu

We believe Nu is one of the world’s largest digital banking platforms (based on number of customers), and one of the leading technology companies in the world, with 48.1 million customers across Brazil, Mexico and Colombia as of September 30, 2021. We are building our business based on four core principles: (1) a highly curated customer-centric culture that permeates everything we do; (2) the prioritization of human-centric design across all of our mobile apps, products, services and interactions to create extraordinary customer experiences; (3) the development of advanced proprietary technologies built from the ground up by some of the best talent from around the world; and (4) the utilization and optimization of data science and powerful proprietary models that support every aspect of our business. We combine these to create a self-reinforcing business model that we believe enables us to serve our ecosystem of customers and partners more effectively as we grow to generate significant impact to our stakeholders and sustainable competitive advantages in the marketplace. Together, these have compounded since our founding to produce:

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A Digital Banking Leader – As of September 30, 2021, we had 48.1 million customers, including approximately 28% of the population of Brazil aged 15 and above. We were also ranked as the #1 Bank in Brazil by Forbes for each of the past three years, the #1 Digital Banking App in the World by Pymnts.com in 2021, and Latin America’s Best Bank and Best Digital Bank by Euromoney in 2021.

•

One of the Most Loved Companies and Trusted Brands – By delighting our customers, we have created a powerful reputation and a valuable brand that is highly regarded in our markets and around the world. For example, we were listed in 2021 by TIME as one of the 100 Most Influential Companies in the world and by CNBC as one of the Top 50 Disruptors in the world. We were also ranked as the #1 Most Loved Brand in Brazil by eCGlobal in 2021.

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A Powerful and Expanding Ecosystem of Solutions and Services Across the Five Financial Seasons – We have developed a growing suite of essential and high engagement financial solutions designed to create superior customer experiences across the Five Financial Seasons of a consumer or SME customer’s journey. These Five Financial Seasons include (1) Spending with our credit and debit cards, QR code-based and PIX instant payment arrangements, WhatsApp Pay and traditional wire transfers; (2) Saving with our Nu personal and business accounts; (3) Investing with our direct-to-consumer NuInvest digital investment platform; (4) Borrowing with our transparent, easy-to-manage credit cards and personal loans with limits that grow over time as users build their credit histories with us; and (5) Protecting with our insurance solutions. We have also broadened our ecosystem by adding products and services from marketplace partners to our platform, such as mobile phone top-ups, foreign remittances and secured loan products—all under the Nu brand and with the same customer experience as with our proprietary products.

•

A Highly Engaged and Loyal Customer Base – We have built a strong reputation with our customers for being fair, transparent, trustworthy and high-quality. In addition, we have developed a strategy to cultivate our customer relationships to foster new referrals and higher deposit and spending rates. As a result, we (1) acquired approximately 80%-90% of our customers organically on average per year since our inception, either through word-of-mouth or a direct unpaid referral from an existing customer without incurring direct marketing expenses; (2) received a Net Promoter Score, or “NPS,” of 90 in Brazil and 94 in Mexico, which we believe far exceeds incumbent banks and all other major local financial technology companies; and (3) have become the primary banking relationship for over 50% of our active customers who had been with us for more than 12 months as of September 30, 2021. We consider ourselves the primary banking relationship for those of our active customers who had at least 50% of their post-tax monthly income move in or out of their NuAccount in any given month. For more information on how we calculate organic customer growth and primary banking relationships, see “Glossary of Terms.”

•

Advantaged Unit Economics – We operate with favorable unit economics, as demonstrated by our ability to recover our customer acquisition costs, or “CAC,” with cumulative contribution margins in fewer than 12 months on average, while continuing to expand revenue and contribution margins significantly thereafter. We measure our customer acquisition efficiency by comparing the lifetime value, or “LTV,” of acquired customers to the CAC of those acquired customers to calculate an “LTV/CAC ratio,” which we estimate to be greater than 30x. We believe these strong economic measurements are supported by our ability to:

–

Acquire customers organically at a low CAC – For the nine months ended September 30, 2021, our CAC was US$5.0 per customer of which paid marketing accounted for approximately 20%. Based on our internal research and publicly available information, we believe our CAC is one of the lowest across consumer FinTech companies in the world. In addition, we believe our organic customer acquisition model is among the best-in-class as evidenced by the fact that we have acquired approximately 80%-90% of our customers organically on average per year since our inception.

–

Increase monthly average revenue per active customer, or “Monthly ARPAC” – For the three months ended September 30, 2021, our Monthly ARPAC was approximately US$4.9. For customers who were active across our core products, which include our credit card, NuAccount and personal loans, we had monthly ARPACs in the US$23 to over US$34 range for the month of September 2021. We estimate that the monthly average revenue per active retail customer for incumbent banks in Brazil was approximately 10x higher than ours in the first six months of 2021. While we may not reach these levels because the vast majority of our products have no fees, we believe we can increase our Monthly ARPAC meaningfully over time by (1) capturing greater customer wallet share across our customers’ existing products and (2) cross-selling additional products to existing customers.

•

Our World-Class Talent – We have been able to assemble one of the most international teams in Latin America. Our employees represent over 45 different nationalities and bring experience in scaling some of the largest technology and financial services companies in the world. We believe our culture, mission and commitment to innovation has helped us become a hub of the best engineering talent not only in the region, but also internationally.

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Compounding Growth at Scale – Though we have incurred a US$99.1 million loss for the nine months ended September 30, 2021, and a US$171.5 million, US$92.5 million and US$28.6 million loss for the years ended December 31, 2020, 2019 and 2018, respectively, we have grown our customer base and our revenue at high annual growth rates. As of September 30, 2021, we had 48.1 million customers, which represents an increase of almost 9x from 5.2 million as of September 30, 2018 (or a compounded annual growth rate, or “CAGR,” of 110%; see the chart below entitled “Total Customers (in Millions, % YoY Growth)” and “Summary Consolidated Financial and Other Data” for further information on annual growth rates). Of these 48.1 million customers, approximately 73% were monthly active customers as of September 30, 2021. In the three months ended September 30, 2021, we added an average of over 2 million net new customers per month across Brazil, Mexico and Colombia combined.

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Regulatory – We are committed to open, collaborative and transparent relationships with public officials as we work to improve how people are served by the financial sector. Over the past several years, Nu has been very active in some of the latest landmark regulations for the financial system in Brazil, such as: Brazil’s real-time payment system PIX, open banking, portability of checking accounts, cybersecurity and others. By applying our values to regulatory proposals we believe we can help shape a more competitive landscape for Latin America’s financial sector. Through this process, we believe to have established a positive reputation and an open and collaborative relationship with regulators in the countries we operate.

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Nu Impact – We have a strong commitment to advancing ESG efforts, which is reflected in our “profits with a purpose” approach. We believe in shared value creation for all our stakeholders, with ESG integration and transparent governance in all of our decision-making processes. We are committed to making a positive social impact on the lives of our customers and the communities we serve. Our business reaches 100% of the municipalities in Brazil in line with our mission to provide financial access and literacy, which we view as crucial to inclusive growth and sustainable development. We estimate that we have provided the first credit card or bank account, as of September 30, 2021, to approximately 5.1 million people. With this access, based on internal survey data, more than 67% of our customers say they have gained more financial independence due to the use of our financial services and 80% reported they could overcome unforeseen financial issues as a result of the access to our credit products. Our strong focus on impact allows us to recruit and retain the best talent and diverse teams, ensuring that we have the depth of perspectives to design the best human-centered customer experiences. As of September 30, 2021, our employees in Brazil were 32.3% black or brown, 44.4% women, and 26.9% LGBTQIA+ (lesbian, bisexual, gay, transgender, two-spirit, queer, questioning, intersex, asexual, nonbinary, gender nonconforming and non-heteronormative) and 61.3% of our employees in leadership positions were from underrepresented groups.

At Nu, we want to be known not only for the revolution we started, but also for the way we started it.

Our Unique Approach

We are building our business using a unique approach that combines our four core principles to create a self-reinforcing business model that helps us nurture and grow our expanding ecosystem of individual consumers, SMEs and marketplace partners. Our four core principles are:

•

Customer-Centric Culture – Since our company was founded, we have intentionally and consistently cultivated a culture that is obsessed with delighting our customers. This culture is central to achieving our mission and we remain vigilant in preserving and nurturing it. The core values of our culture are:

–	We Want Our Customers to Love Us Fanatically;

–	We Think and Act Like Owners, Not Renters;

–	We Are Hungry and Challenge the Status Quo;

–	We Pursue Smart Efficiency; and

–	We Build Strong and Diverse Teams.

•

Extraordinary Customer Experiences – We aim to deliver simple, easy to use products, seamlessly integrated through our Nu mobile application and backed up by our team of Xpeer customer support specialists. This is driven by:

–	Mobile and Digital First Products;

–	Product Simplicity;

–	Human-Centered Design;

–	Seamless Integration; and

–	Our Xpeers Support Team.

•

Advanced Technology – We use advanced technologies and modern tools to deliver a superior experience for our customers in a hyper-scalable and secure environment. We prioritize building our own technology and investing in engineering talent. The key components of our technology architecture include:

–	NuCore Technology Platform;

–	A Microservices Approach;

–	Immutable Architecture; and

–	World-Class Software Engineers.

•

Proprietary Data Science – We acquire, store and analyze an enormous amount of data that we use to inform our decision making, reduce risks and improve the customer experience. This provides us with significant advantages and ways to add differentiated value to our customers such as our proprietary NuX credit engine. Our data science strategy consists of:

–	Proprietary Data;

–	Powerful NuX Credit Engine;

–	Artificial Intelligence and Machine Learning; and

–	Self-Driving Ecosystem.

Our Early Results

Our journey began in 2013 with a small group of engineers and designers. In 2014, we launched our first product, the Nu Credit Card, a purple Mastercard-branded credit card in Brazil. We were a pioneer in offering credit cards that did not have any annual fees and we designed an end-to-end mobile-first experience to set a new standard for best-in-class customer experience. With this innovation, we provided access to a much broader spectrum of customers—from more affluent card users to those just starting out.

Our strategy was to start with a single product to ensure we delivered a great user experience, delighted our customers and gained enough insights about the market and our customers to refine and improve our data models. By starting with credit cards, we believe we tackled one of the most challenging (and larger potential) areas of financial services early in our evolution. This has helped us: (i) earn the trust of a large pool of customers by empowering them with differentiated credit solutions that they may have otherwise found to be low quality, expensive or inaccessible from other providers; (ii) build a large and growing pool of proprietary data on customers’ financial and transactional behavior; and (iii) create a favorable and highly defensible business position in the market from which we seek to expand.

We are still very early in our journey, as we continue to deliver new products to transform our customers’ lives across the Five Financial Seasons, regardless of where our customers sit on the financial spectrum. Our mission is to transform the lives of a broad array of customers and businesses, and we have deliberately targeted customers ranging from affluent and financially sophisticated to lower-income and younger customers just starting their financial journey. As we deliver significant value to all segments of our customers, we see our financial results reflect that value.

Historically, we have typically started customer relationships with our credit card or NuAccount products, then grown the relationships significantly over time.

As we learn more about our customers, we can responsibly raise credit limits and introduce new products such as personal lending and insurance, and as a result we have generally seen our customers spend more and save more over time as they use Nu as their primary bank account to a greater degree. Our data shows that our customers and Nu grow together as our customers utilize more of our products and interact on our app with social network-level engagement, which results in more data for us to analyze and ultimately use to better serve our customers at a lower cost. The below table shows the growth in total revenue generated by a customer cohort in the last twelve months, or “LTM,” ending September 30, 2021, compared to the revenue generated in that cohort’s initial year. Each cohort represents customers who first joined Nu in a given year and revenue is indexed to the total revenue generated in that year from the cohort. For example, the 2017 cohort includes all customers who joined Nu between January 1, 2017 and December 31, 2017. This table shows that every cohort exhibits a net expansion in revenue from their initial year, with older cohorts expanding the most over multiple years. We look at this measure as a way to track the expansion, net of any churn, in our annual cohorts over time. We believe that even for our older cohorts, there are multiple expansion opportunities remaining.

As we have grown with our customers and introduced additional products and services seamlessly connected through our single mobile app, we believe we have become an integral part of our customers’ lifestyles. Many of our customers interact with our Nu mobile application on a frequent basis, with engagement levels that we believe are similar to leading social media platforms. This social network-level engagement is one of the foundations of our powerful self-reinforcing model as it provides us with an advantaged ability to successfully introduce additional, seamlessly connected products within and beyond the financial services category into our customer ecosystem. We believe that our recurring investments in technology and customer service combined with the compounding effects of our self-reinforcing model have resulted in high engagement rates for our active customers. We calculate customer engagement as the ratio of daily active customers (defined here as the number of Brazilian customers that within the day either opened our app or performed a card transaction) to monthly active customers (defined here as the number of Brazilian customers that within a trailing 28-day window either opened our app or performed a card transaction). The chart below shows the evolution of our customer engagement for the periods presented.

Ratio of Daily Active Customers to Monthly Active Customers

(Avg. Last 28 Days)

As our relationships with our customers have grown over time, the gross margins (defined as gross profit divided by total revenue) for our customer cohorts have increased. This has happened by driving increasing revenue per customer, by capturing a greater share of their expenditures and by increasing their credit limits as they have adopted more of our products. As our customer base grows, we have benefitted from natural economies of scale, increasing our margins, and as our customers spend more and use more of our products, we have leveraged that data to underwrite them better, further increasing our margins. We believe the improving profitability dynamics of our maturing customer base can be witnessed through the profile of our customer cohorts over time.

The chart below measures the cumulative contribution margin per customer for our customers in Brazil less the customer acquisition costs to acquire those customers across quarterly cohorts from the second quarter of 2018 to the third quarter of 2021. We define contribution margin as the sum of revenue from our credit card, personal lending and NuAccount products, less variable expenses (consisting of interest and other financial expenses, transactional expenses and credit loss allowance expenses) directly associated with this revenue. Our customer acquisition costs consist of printing and shipping of cards, credit data costs (primarily consisting of credit bureau costs) and paid marketing. We look at this all on a per customer level based on the number of customers acquired in the initial quarter and use this same number of customers throughout the period of analysis. To calculate the amounts included in the chart below on an FX Neutral basis, we apply the average Brazilian reais/U.S. dollar exchange rate for the nine months ended September 30, 2021 (R$5.349 to US$1.00) throughout, so as to present these amounts as they would have been had exchange rates remained stable over all periods presented.

Our cohorts highlight that we have been able to recover our customer acquisition costs in fewer than 12 months on average, and that we have been able to continue to expand contribution margin from our cohorts over time as our customers stay and grow with us. This ability to keep growing contribution margin from our customers leads to significant LTV and combined with our low CAC has resulted in a strong LTV/CAC ratio. We estimate our LTV/CAC ratio to be greater than 30x. We intend to continue to invest in acquiring new customers and growing our existing customer base with our advantaged unit economics.

Cumulative Contribution Margin Less Customer Acquisition Cost

Per Acquired Customer (Brazil) (US$ FX Neutral)

Average of Quarterly Cohorts (Q2 2018 – Q3 2021)

Our self-reinforcing model and execution have resulted in a large and vibrant community of customers, consisting of (1) individual consumers across all social classes and ages and (2) SMEs including small businesses and entrepreneurs that help fuel the economy. These customers, combined with a growing set of products that they love, a network of third-party vendors and service providers, and a substantial media following, forms our large and expanding Nu ecosystem:

Our Market

Overview

Latin America is a large and dynamic region with a total population of 652 million people as of December 31, 2020 and GDP of US$4.5 trillion in 2020 according to the World Bank. We currently operate in Brazil, Mexico and Colombia, which collectively account for 60% and 61% of the region’s population and gross domestic product, or “GDP,” respectively. These markets remain significantly underpenetrated with respect to financial services compared to developed economies, as demonstrated by the large number of adults that remain unbanked, the relatively low level of household debt and the relatively low adoption of credit cards.

Our Market Opportunity in Latin America

Our serviceable addressable market, or “SAM,” includes the business lines we currently operate in Brazil, including revenue from retail credit (defined as interest income net of funding costs and credit charges), investments, payments and insurance brokerage. The revenue potential of the retail financial services amounted to US$99 billion in 2020 and it is projected to grow at a 5% CAGR to US$126 billion by 2025, according to a report commissioned by us and published by management consulting company Oliver Wyman Consultoria em Estratégia de Negócios Ltda., or the “Oliver Wyman Report.” Both our revenue of US$737 million for the year ended December 31, 2020 and our revenue of US$1,265 million for the twelve months ended September 30, 2021 (calculated as the sum of our revenues for the year ended December 31, 2020, plus the revenues for the nine months ended September 30, 2021, minus the revenues for the nine months ended September 30, 2020) accounted for less than 1.3% of this SAM, demonstrating the massive opportunity ahead.

Our total addressable market, or “TAM,” represents the total potential opportunity across all of Latin America, including marketplace revenue, defined as take rate fees derived from e-commerce marketplace gross merchandise volume. The retail financial services and marketplace revenue opportunity amounted to US$186 billion in 2020 and it is projected to grow at a CAGR of 8% to US$269 billion by 2025, according to the Oliver Wyman Report.

A Market that is Ripe for Disruption

Consumers and SMEs in Latin America have long faced a banking system with substantial challenges that create attractive opportunities for disruptors, including:

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Highly Concentrated Banking Sector with a Lack of Competition – The banking sector in Latin America is highly concentrated, controlled by a small number of incumbent financial institutions in each country. According to the respective Central Banks as of December 2020, the five largest banks in each of Brazil, Mexico and Colombia control between 70% and 85% of all loans, deposits and overall banking revenue in their respective markets, shares that are significantly higher than those of most developed markets. Given its highly concentrated nature, the Latin American banking sector has long suffered from a lack of competition. We believe this has resulted in less innovation, a more limited selection of products and services, and higher fees than in the more open and competitive markets of the United States and Europe. While this concentration has enabled the large incumbent banks to maintain their status quo, we believe it also creates a very fertile environment for disruption from new entrants who can use advanced technology, data and customer service to level the playing field.

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High Cost to Serve – The incumbent banks in Brazil, Mexico and Colombia have expansive and expensive branch distribution networks supported by large workforces and legacy systems. For example, each of the five incumbents in Brazil has between 2,000 and 5,000 branches and around 80,000 employees each. We believe this legacy infrastructure has translated into a higher cost to serve, incentivizing incumbents to sell high-margin products while excluding a large segment of the population from the financial system. We estimate that in Brazil, our cost to serve and general and administrative expense per active customer is approximately 85% lower than those of incumbents, based on their publicly available financial statements. Based on this estimate, for the first six months ended June 30, 2021, incumbents had an average monthly cost to serve and general and administrative expense per active customer of approximately US$15.7.

Number of Complaints

Received per One Million Customers in the Last Six Months of 2020

Note: Considers complaints received through direct channels, the Central Bank of Brazil and consumidor.gov.br.

•

Poor Customer Service and Lack of Trust – We believe that incumbent financial service providers in Latin America have historically provided poor customer service to consumers, given an overall lack of market competition and choices. By contrast, our obsession with customer-centricity aimed at delighting customers has enabled us to achieve and scale with NPS levels of 90 or above in the countries in which we operate, which we believe far exceed not only those of incumbent banks, but also those of other major local financial technology companies. We have been consistently recognized for our customer service, as highlighted by our multiple awards received in recent years, and—based on the latest publicly available information—we have compared very favorably to both incumbents and disruptors and have achieved the fewest customer complaints. The high concentration of the banking sector, historic lack of competition and high cost to serve that characterize the financial services industry in Latin America have led to a pattern of behavior that has resulted in dissatisfied customers.

•

Significantly Underpenetrated Market – The Latin American banking sector remains significantly underpenetrated. Among the main reasons for such low levels of financial inclusion are the prohibitively high costs for financial services. According to a study from the Inter-American Development Bank, or the “IDB,” one of the most cited reasons for not having a bank account is that opening and maintaining accounts are too expensive. In Brazil, 30.0% of the 169 million people aged 15 and above did not have a bank account as of 2017, according to the World Bank. In Colombia and Mexico, the unbanked population in 2017 stood at 55.1% and 64.6% of the 40 million and 96 million people aged 15 and above, respectively, according to the World Bank. Together, these three countries account for 134 million unbanked adults, according to the World Bank. Additionally, aggregate household debt in Latin American economies averaged between 5% and 30% of GDP in 2019 according to IMF data, compared to between 55% and 80% in the developed economies of the United States, Western Europe and Japan. Lastly, credit card penetration in Brazil, Colombia and Mexico stood at 27.0%, 13.9% and 9.5% of the population aged 15 and above, respectively, compared to 65.6% in the United States and 65.4% in the United Kingdom, according to World Bank data for 2017.

Trends Accelerating Industry Disruption

We believe there is a very fertile environment for disruption from new entrants who can use advanced technology, data and customer service to level the playing field. Financial technology companies such as ourselves have the potential to completely change the landscape in Latin America by offering both low-cost and high-quality financial services to large portions of the region’s adult population, materially increasing overall socioeconomic development and the addressable market of financial services in the region.

We believe the significant challenges and trends seen in Latin American markets have already begun to encourage consumers to increasingly look to digital banking platforms to fulfill their day-to-day banking needs. According to the Oliver Wyman Report, the share of total outstanding retail credit attributable to digital banks and FinTechs in Brazil more than doubled from 2.0% to 4.6% between December 2017 and December 2020, and it is projected to rise to 13.0% by 2025.

Based on our analysis of available data, during July 2021, there were over 27 million downloads of banking apps in Brazil, of which 66% was attributable to digital banks and FinTechs, compared to 25% for incumbent banks. This mix has consistently been shifting more towards digital banks and FinTechs, with digital banks and FinTechs doubling their share in the last three years.

Several factors are driving this shift away from incumbents:

•

Technological Innovation and Growing Payment Volumes – We believe that technological innovation, including the launch of instant payment solutions such as PIX in Brazil and CoDi in Mexico, will translate to sustained growth in electronic payments volumes. Latin America is expected to have an 80% smartphone adoption rate in 2025 according to the Global System for Mobile Communications, or “GSMA,” further facilitating technology inclusion. According to the Oliver Wyman Report, purchase volumes on credit, debit and prepaid cards in Brazil are projected to grow from US$386 billion in 2020 to US$698 billion in 2025 (R$2.0 trillion to R$3.6 trillion, using a fixed exchange ratio of 5.16), representing a CAGR of 13%. In Mexico, expectations for purchase volumes on credit, debit and prepaid cards are also positive and expected to grow from US$128 billion to US$233 billion in 2025, representing a CAGR of 13%.

•

Shift from Savings to Higher-Yield Investments – According to the Oliver Wyman Report, between 2018 and 2020, the share of retail investment assets under management by banks decreased from 93% to 81%. In our view, the superior customer experiences and low-cost, open platform distribution models employed by direct-to-consumer independent brokers will continue to gain market share. We also believe that improving levels of financial education combined with middle-class expansion and lower interest rates are contributing to the shift of Brazilian retail investors away from savings products towards higher-yield investments such as equities.

•

Favorable Regulatory Environment – Regulators in Latin America are promoting several initiatives to foster financial technology disruption to increase competition and financial inclusion. For example, in 2020, the Central Bank of Brazil rolled out its plan to enable open banking while launching PIX, an instant payment tool. In Mexico, the 2018 Financial Technology Law established the basis for the development of FinTech companies, and in 2019 CoDi, a platform for P2P transactions without commissions, was launched by Banxico. We believe that these regulatory changes will together increase efficiency, competition and innovation in the Latin American financial services market while increasing access to financial services.

Our Competitive Strengths and Advantages

The strengths generated by our core principles and our self-reinforcing model provide us with powerful competitive advantages that have enabled us to disrupt the legacy models of incumbent providers to become what we believe is one of the largest digital banking platforms in the world. We believe we are positioned favorably to continue to grow our business with attractive economics and expand our addressable market. We believe our advantages are difficult to replicate and will continue to strengthen as we scale, compounding over time.

We Have Significant Market and Leadership Advantages

Over the past eight years, we believe we have built one of the largest, most influential, and trusted technology companies in the world. This privileged leadership position provides us with several key advantages, including:

•

One of the Largest Digital Banking Platforms – We believe we have built one of the world’s largest digital banking platforms (based on number of customers), with 48.1 million customers across Brazil, Mexico and Colombia as of September 30, 2021.

•

First Mover Advantage – We were the first digital-native banking platform in Latin America and a pioneer in digital financial services globally. We have reached undisputed leadership in digital banking in Brazil in terms of number of customers and have been progressively claiming leadership in other countries in Latin America. In less than two years from the launch of our operations in Mexico in early 2020, we believe we have already become the top credit card issuer in the country, in terms of the number of cards issued during the months of July and August of 2021 based on data for other issuers from the Central Bank of Mexico, surpassing long-established incumbent players such as Banco Azteca, Santander Mexico, HSBC, BanCoppel and Banamex, based on data for other issuers from the Central Bank of Mexico. We estimate that the monthly average revenue per active retail customer for incumbent banks in Brazil was approximately 10x higher than ours in the first six months of 2021.

•

Trusted and Recognized Global Brand – We have created a globally recognized brand and market position across the digital services and technology landscape, which have built trust and product awareness that have helped us rapidly grow our customer base, retain our customers and drive greater product adoption. In 2021 we were named as one of the TIME 100 Most Influential Companies, one of the CNBC Disruptor 50, Latin America’s Best Digital Bank by Euromoney and the #1 Digital Banking App by Pymnts.com.

•

World-Class Talent – We have attracted highly talented employees from some of the leading technology and financial services companies around the world who have brought deep expertise and new ideas in technology development, data science, product design, marketing, credit underwriting, business management, corporate strategy and human resources. Our employees are aligned with our mission and have an ownership mentality—approximately 76% of our employees owned Nu shares or held share-based incentive awards as of September 30, 2021.

We Have Significant Operating and Financial Advantages

Our all-digital and data driven business model provides us with significant advantages, which have enabled us to scale and operate in a highly efficient manner. These operating advantages include:

•

Extraordinary Customer Experiences – Our modern and intuitive products provide customers with extraordinary experiences which we believe are superior to both incumbent banks and other digital disruptors. We have NPS levels of 90 or above in the countries in which we operate, which exceeds those of many of the strongest consumer brands in the world.

•

Caring and Effective Customer Support – Our automated self-service support tools and highly trained team of Xpeers provide a superior level of customer service compared to many incumbent banks and financial services companies. We delight and educate our customers by providing them with a differentiated and human level of customer service, which we believe increases their financial literacy, improves their experience and increases their engagement with our platform.

•

Proprietary Control and Capabilities from Our Technology Platform – We designed and made a significant investment to build our own cloud-based core banking platform, unlike many other FinTech companies or banks that typically are dependent on third-party core bank systems and credit card processors.

•

Low Operating Costs – We operate with a low-cost model across four key areas of our business: (1) low cost to acquire; (2) low cost to serve; (3) low cost of risk; (4) low cost of funding. We believe we have become one of the lowest cost providers in the financial services industry in the countries in which we operate.

•

Advantaged Unit Economics – The self-reinforcing nature of our business model and our low operating costs have helped us generate strong unit economic performance with an estimated LTV/CAC ratio of greater than 30x. We believe we benefit from several competitive advantages that include: (1) increasing revenue per customer, for example, for our monthly cohorts from the first quarter of 2017 (January 2017, February 2017 and March 2017), our Monthly ARPAC had increased on average by more than 12x by September 30, 2021 versus their initial month; (2) high customer engagement; and (3) low customer churn, which in the nine months ended September 30, 2021 was on average 0.06% per month on a voluntary basis, defined as customers who chose to leave our platform; and 0.07% per month on an involuntary basis, defined as customers who we removed from our platform due to risk or fraud concerns.

•

Effective Underwriting and Pricing – By using our unique data and advanced NuX credit engine, we underwrite customers and manage credit risk more effectively and have lower fraud rates than incumbent banks that have been lending to consumers in our markets for over 100 years. As a result, we had a 90-day credit card delinquency rate of 3.3% as of September 30, 2021, which is approximately 31% lower than the industry average of 4.8%, according to a report issued by the Central Bank of Brazil.

We Have Significant Strategic Advantages

Our self-reinforcing model also provides us with key strategic advantages that help us differentiate, grow and compete more effectively. These strategic advantages include:

•

Unique Data – Our model generates proprietary data on millions of individual consumers and SMEs across Latin America, which provides us with unique insights into customer behavior. We feed this data into our artificial intelligence and machine learning algorithms to improve our underwriting, differentiate our products and services, enhance our customer support, tailor customer experiences and lower our risks.

•	Powerful Self-Reinforcing Network Effects – We believe our model demonstrates distinct self-reinforcing network effects that help compound our growth.

•

Highly Defensible Business Model – We have built a disruptive business with a differentiated model that we believe has a strong competitive position in the market. We believe it is highly defensible and difficult to replicate given the significant time, expertise and investments required to build our capabilities across multiple countries.

Our Growth Strategies

Despite our success to date in building what we believe to be one of the largest digital banking platforms in the world, we believe we are in the very early stages of capturing a very large market opportunity to simplify the daily lives of hundreds of millions of individual consumers and SMEs. We intend to leverage the competitive strengths and advantages of our self-reinforcing model to grow and expand our business and create value for our stakeholders. Our primary growth vectors are:

1. Grow Our Nu Ecosystem

We believe our self-reinforcing model will continue to drive the expansion of our ecosystem, enabling us to reach, engage and grow our base of customers and partners. We intend to grow our Nu Ecosystem by:

•	Nurturing Our Customer Acquisition Engine – We continue to build our customer acquisition engine by:

–	Growing Our Base of Highly Loyal Customers – Who we believe will continue to refer customers to us.

–

Developing Our Digital Content and Social Media Presence – Creating new digital content for our NuCommunity portal and our millions of mobile app users, and building our social media platforms to foster customer engagement, advocacy and financial education.

–

Tactically Leveraging Marketing Spend – To build a leading consumer brand that is loved and trusted by customers in all markets in which we operate, helping us to expand our ecosystem, attract higher value customers and raise awareness of our new products and services.

•	Increasing Our Share of Customers’ Financial Lives – We believe we will continue to increase our share of customers’ financial lives by:

–

Growing With Our Customers – As our customers accumulate more wealth and reach new life milestones, their need for diversified financial services may increase. We currently serve customers across a wide range of ages, and have a particularly young customer base with more than 70% of our customers under 40 years old and an average age of 34 as of September 30, 2021, providing us with the opportunity to grow with customers who are in the early stages of their financial journeys. We believe our youngest customers (20-24 years old) are expected to grow their real income by about 70% in the next ten years.

–

Cross-Selling New Products and Upselling to Higher-Value Products – As we accumulate more data and learn more about our customers, we can suggest new products to fit their needs and optimize their credit limits, increasing our wallet share across our customers’ Five Financial Seasons and growing the revenue and profits we generate from each customer.

•

Utilizing Partners to Grow Our Marketplace of Offerings – As we identify new areas to address, we may also partner with best-of-breed providers to serve customers in areas where we don’t currently have a core product or service.

2. Enhance Our Nu Platform

We believe that there is a significant opportunity to leverage our advanced technology and proprietary data science to offer additional functionality, solutions and experiences to our customers as we learn more about their behaviors and needs. We intend to improve our Nu Platform by:

•

Innovating and Developing New Solutions – We are focused on developing and launching new products and features, which could generate additional revenue streams, complement our customers’ experiences, and fulfill customers’ wider financial service needs. We launched several products since we started our operations in 2013, including credit and debit cards, a loyalty rewards program, payment accounts for individuals and SMEs, personal loans, PIX, and life insurance. We also added investments through the acquisition of NuInvest, new “Buy Now Pay Later” solutions and boletos (banking payment slips). We expect to launch further products in the future, while constantly developing new code and making improvements to our platform and our solutions, with 120+ code deployments per day on average in the nine months ended September 30, 2021.

•

Executing Strategic Acquisitions – Although we are primarily focused on growing our business organically, we may selectively pursue strategic acquisitions that we believe are attractive business opportunities and are aligned with our mission to consolidate or expand into new areas and gain new capabilities quickly and efficiently.

•

Making Strategic Minority Investments – We will selectively make strategic minority investments in companies with which we have negotiated commercial agreements or partnerships where we believe we would benefit from a strong alignment.

•

Making Corporate Venture Investments – We have also assembled an in-house corporate ventures team to evaluate and make minority investments in earlier stage companies where we see long-term strategic value in establishing relationships and receiving first-hand insights on new potential geographies, products, technologies and strategies that we might consider entering or using in the future.

3. Expand into New Markets

We believe our Nu Model also provides us with the capability to expand into new markets and scale quickly and efficiently. For example, we may consider expanding into:

•

New Geographies – We believe that we are in the early stages of our international expansion. We have leveraged our technology, data science, credit and customer experience approach to continue expanding into new markets, such as Mexico and Colombia. We believe the early results of our international expansion are a testament to the geographical portability of our unique approach. In less than two years from the launch of our operations in Mexico in early 2020, we believe we have already become the top credit card issuer in the country, in terms of the number of cards issued during the months of July and August of 2021, based on data for other issuers from the Central

Bank of Mexico. Our Mexican customer base is growing at a rapid rate, and as of September 30, 2021, we had 760,000 customers and an NPS of 94, which we believe is well above incumbent banks in Mexico. In the future, we may also seek to grow our business by selectively expanding into new international markets where we can provide services to millions of consumers while disrupting the legacy models of traditional financial institutions.

•

Adjacent Sectors – We believe there is a significant opportunity to bring the self-reinforcing effects of our model to adjacent sectors where we can disrupt legacy models and provide additional value to our existing and new customers. For example, we believe there are similar opportunities to simplify the daily lives of our customers by disrupting existing models in industries such as e-commerce, healthcare and telecommunications.

Risk Factors Summary

Investing in our Class A ordinary shares, including in the form of BDRs, involves risks. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our Class A ordinary shares or BDRs. If any of these risks actually materialize, our business, financial condition or results of operations would likely be materially adversely affected. In such case, the trading price of our Class A ordinary shares and BDRs would likely decline, and you could lose all or part of your investment. The following is a summary of some of the principal risks we face:

Risks Relating to Our Business and Industry

•

Our business depends on a well-regarded and widely known brand, and any failure to maintain, protect and enhance our brand and image, including through effective marketing strategies, would harm our business, financial condition and results of operations.

•

Failure to successfully implement and improve our risk management policies, procedures and methods, including our credit risk management system, would materially and adversely affect our business, results of operations and financial condition.

•	Our international expansion efforts may not be successful, or may subject our business to increased risks.

•

Our business is highly dependent on the proper functioning of information technology systems, particularly at scale. Any failure of these systems would disrupt our business and impair our ability to provide our services and products effectively to our customers.

•

We depend on data centers operated by third parties and third-party Internet hosting providers and cloud computing platforms, and any disruption in the operation of these facilities or platforms or access to the Internet would adversely affect our business.

•	We have incurred losses since our inception, and we may not achieve profitability.

Risks Relating to Intellectual Property, Privacy and Cybersecurity

•

Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our business and standing with our customers.

•

Unauthorized disclosure of, improper access to, or destruction or modification of data through cybersecurity breaches, computer viruses or otherwise, or disruptions to our systems or services, could expose us to liability, protracted and costly litigation and damage our reputation.

•	Claims by others that we infringe their proprietary technology or other rights could have a material and adverse effect on our business, financial condition and results of operations.

Risks Relating to Regulatory Matters and Litigation

•

We are subject to extensive regulation and regulatory and governmental oversight as a digital banking platform and as a payment institution. Compliance with or violation of present or future regulations could be costly, expose us to substantial liability and force us to change our business practices, any of which could harm our business and results of operations.

•

Certain ongoing legislative and regulatory initiatives under discussion by the Brazilian Congress, the Central Bank of Brazil and the broader payments industry may result in changes to the regulatory framework of the Brazilian payments and financial industries and may have an adverse effect on us.

•

We are subject to costs and risks associated with enhanced or changing laws and regulations affecting our business, including those relating to data privacy, security and protection. Developments in laws and regulations could harm our business, financial condition or results of operations.

Risks Relating to the Countries in Which We Operate

•	Exchange rate and interest rate instability may have a material adverse effect on the economies of the countries in which we operate and the price of our Class A ordinary shares and BDRs.

•

Disruption or volatility in global financial and credit markets could adversely affect the financial and economic environment in the countries in which we operate, most notably Brazil, Colombia and Mexico, which could have a material adverse effect on us.

•

Governments have exercised, and continue to exercise, significant influence over the Brazilian economy and the other economies in which we operate. This influence, as well as political and economic conditions in Brazil and the other countries in which we operate, could harm us and the price of our Class A ordinary shares and BDRs.

Risks Relating to Our Class A Ordinary Shares, our BDRs and the Offering

•

There is no existing market for our Class A ordinary shares, and we do not know whether one will develop to provide you with adequate liquidity. If the trading price of our Class A ordinary shares fluctuates after this offering, you could lose a significant part of your investment.

•

Our founding shareholder and CEO, David Vélez Osorno will own 86.2% of our outstanding Class B ordinary shares after this offering, which will represent approximately 75.0% of the voting power of our issued share capital. This concentration of ownership and voting power will limit your ability to influence corporate matters.

•	We have granted the holders of our Class B ordinary shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.

Our Corporate Structure

Our group is currently composed of 38 entities, including Nu Holdings Ltd. and our 37 subsidiaries, 17 of which are incorporated in Brazil, and the remainder of which are incorporated in other countries. None of our subsidiaries is licensed to operate as a bank. Our significant subsidiaries and a summary of their operations are as follows:

Nu Pagamentos S.A. – Instituição de Pagamento, or “Nu Pagamentos”

Nu Pagamentos, our 100%-owned indirect subsidiary organized in Brazil, is primarily engaged in the issuance and administration of credit cards and payment transfers through prepaid accounts. Nu Pagamentos is a regulated payment institution under Brazilian law authorized to operate in such capacity by the Central Bank of Brazil.

Nu Financeira S.A. – SCFI, or “Nu Financeira”

Nu Financeira, our 100%-owned indirect subsidiary organized in Brazil, launched in February 2019 and offers personal loans as its main product. Nu Financeira is a regulated financial institution under Brazilian law authorized to operate in such capacity by the Central Bank of Brazil.

Nu BN Servicios México, S.A. de CV, or “Nu Servicios”

Nu Servicios, our 99.9%-owned indirect subsidiary organized in Mexico, is engaged in the issuance and administration of credit cards. Nu Servicios operates as a regulated financial institution under the oversight of the CNBV.

Nu Colombia S.A., or “Nu Colombia”

Nu Colombia, our 100%-owned indirect subsidiary organized in Colombia, launched in September 2020 with operations related to credit cards. Nu Colombia is a regulated commercial entity operating subject to the supervision of the Colombian Superintendence of Industry and Commerce, or “SIC,” a public authority and a technical agency attached to the Ministry of Trade, Industry and Tourism of Colombia.

A simplified organizational chart showing our corporate structure upon the consummation of the offering is set forth below.

1.

Nu subsidiaries organized in Brazil consist of Nu Pagamentos S.A. – Instituição de Pagamento, Nu Financeira S.A. – SCFI, Nu Asset Management Ltda., Nu Distribuidora de Títulos e Valores Mobiliarios Ltda., Nu Produtos Ltda., the Easynvest Companies, Internet – Fundo de Investimento em Participações Multiestratégia, Nu Plataformas – Intermediação de Negocios e Serviços Ltda., Instituto Nu, Fundo de Investimento em Direitos Creditórios NU, Nu Fundo de Investimento Renda Fixa, Fundo de Investimento Ostrum Soberano Renda Fixa Referenciado DIand Nu Fundo de Investimentos em Ações and Spin Pay Serviços de Pagamentos Ltda.

2.	Nu subsidiaries organized in Colombia consist of Nu Colombia S.A.

3.	Nu subsidiaries organized in Mexico consist of Nu BN México, S.A. de C.V., Nu BN Servicios México, S.A. de C.V., Nu BN Tecnologia, S.A. de C.V and Nu México Financiera, S.A. de C.V., SOFIPO.

4.	Nu subsidiaries organized in Argentina consist of Nu Argentina S.A.

5.	Nu subsidiaries organized in Germany consist of Nu Finanztechnologie GmbH.

6.	Nu subsidiaries organized in Uruguay consist of Nu Tecnologia S.A.

7.	Nu subsidiaries organized in the United States consist of Nu 1-B, LLC, Nu 2-B, LLC, Nu 3-B, LLC, Nu 1-A, LLC, Nu 2-A, LLC, Nu 3-A, LLC, Nu Payments, LLC, Nu MX LLC and Cognitect, Inc.

8.	Other Nu subsidiaries consist of Nu Cayman Ltd., organized in the Cayman Islands.

Corporate Information

We were incorporated in the Cayman Islands as an exempted company with limited liability on February 26, 2016. Our principal executive offices are located at Floor 4, Willow House, Cricket Square, Grand Cayman, KY1-9010, Cayman Islands, and our telephone number at this address is +1 345 949 2648. Our website address is www.nubank.com.br. Information contained on, or that can be accessed through, our website is not part of, or incorporated by reference into, this prospectus, and inclusions of our website address in this prospectus are inactive textual references provided only for your informational reference.

Emerging Growth Company Status

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the “JOBS Act.” As such, we may take advantage of reduced disclosure obligations and certain exemptions from requirements that are otherwise generally applicable to public companies listed in the United States, including:

•	a requirement to have only two years of audited financial statements and related financial disclosure;

•

an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the “Sarbanes-Oxley Act,” with respect to our internal control over financial reporting;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements; and

•	an exemption from the requirements of holding non-binding advisory votes on executive compensation and golden parachute arrangements.

We may take advantage of these provisions until the last day of the fiscal year ending after the fifth anniversary of our initial public offering, or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company on the earliest to occur of (1) the last day of the fiscal year in which we have at least US$1.07 billion in annual revenue, (2) the last day of the fiscal year in which, as of the last business day of the second fiscal quarter, we had an aggregate worldwide market value of our ordinary shares held by non-affiliates of at least US$700 million and (3) the date on which we have issued more than US$1.0 billion of non-convertible debt over a three-year period.

We may choose to take advantage of some or all of these exemptions. As a result of our emerging growth company status, we have taken advantage of reduced reporting requirements in this prospectus and may elect to take advantage of other reduced reporting requirements in our documents filed or furnished in the future with the SEC. In particular, in this prospectus, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Given that we currently report and expect to continue to report under International Financial Reporting Standards, or “IFRS,” as issued by the International Accounting Standards Board, or the “IASB,” we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is permitted or required by the IASB.

Controlled Company Status

Upon the completion of this offering, our founding shareholder and CEO, David Vélez Osorno, will beneficially own 75.0% of the voting power of issued share capital, assuming no exercise of the underwriters’ over-allotment option. As a result, we will be a “controlled company” under the NYSE governance standards, defined as a company of which more than 50% of the voting power is held by an individual, group or another company. As a “controlled company,” we may elect not to comply with certain corporate governance standards. See “Risk Factors—Risks Relating to Our Class A Ordinary Shares, our BDRs and the Offering” for more information.

The Offering

The Offering

This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our Class A ordinary shares or BDRs, as the case may be. You should carefully read this entire prospectus before investing in our Class A ordinary shares or BDRs including “Risk Factors” and our consolidated financial statements.

Issuer	Nu Holdings Ltd.

Global offering

The global offering consists of the international offering and the concurrent Brazilian offering. The number of Class A ordinary shares offered in the concurrent Brazilian offering (in the form of BDRs) may be reallocated to the international offering. The closing of the international offering is not conditioned upon the closing of the concurrent Brazilian offering, but the closing of the concurrent Brazilian offering is conditioned upon the closing of the international offering, and there can be no assurance that the concurrent Brazilian offering will be completed on the terms described herein or at all.

Class A ordinary shares offered by us in the international offering	Up to 289,150,555 Class A ordinary shares, which may be reduced by up to Class A ordinary shares that are initially being offered in the form of BDRs in the concurrent Brazilian offering.

Class A ordinary shares offered by the selling shareholders pursuant to the underwriters’ over-allotment option	43,372,583 Class A ordinary shares if the underwriters exercise in full their over-allotment option.

Brazilian offering

The concurrent Brazilian offering includes up to                  newly issued Class A ordinary shares in the form of BDRs being sold by us, which may be reduced to the extent such Class A ordinary shares are reallocated to the international offering. Each BDR represents 1/6th of a Class A ordinary share.

The Brazilian offering will be targeted towards: (i) Customers within the Customer Program (as defined in “—Customer Program (NuSócios)” and “—Customers” below, respectively; (ii) our employees; (iii) individuals who are not institutional investors and who reside and are domiciled in Brazil, who have open accounts and updated records with NuInvest; and (iv) institutional investors, in each case in accordance with the CVM’s regulation, and under the terms and conditions established in the Brazilian prospectus.

Customer Program (NuSócios)

Within the context of the Brazilian offering, to reward the trust and loyalty of our customers, we have devised an incentive and reward program, referred to commercially as “NuSócios” and in this prospectus as the “Customer Program,” that will result in the delivery by one of our affiliates of sufficient funds for the subscription and payment of one BDR in the Brazilian offering to each Customer allocated in the Customer Program that expressly agrees to participate in the Customer Program during the period from November 9, 2021, inclusive, to December 5, 2021, inclusive, or the “Adhesion Period,” through the Nu mobile app.

Customers who participate in the Customer Program will receive sufficient funds for the subscription and payment of one BDR each, subject to the aggregate cap of the Customer Program, which will be equivalent to the number of BDRs equal to R$180 million (US$32.1 million, based on the October 28, 2021 exchange rate of R$5.6124 to US$1.00 published by the Central Bank of Brazil), which is the financial limit approved by our management for the Customer Program, divided by the initial public

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The NuSócios customer program rewards Brazilian customer trust and loyalty with one BDR offering price per BDR, or the “Maximum Limit of the Customer Program.” We have the option, at our sole discretion, to increase the Maximum Limit of the Customer Program by 25% (based on the number of BDRs).

The implementation of the Customer Program is conditioned on the effective conclusion of the Brazilian offering.

Customers

An individual who is a customer of Nu Pagamentos before the last day of the Adhesion Period will be eligible to participate in the Customer Program, provided that he or she has fulfilled each of the following eligibility criteria at least one day prior to the end of the Adhesion Period, in each case, a “Customer”: (i) has a payment account with Nu Pagamentos that is not blocked from transactions; (ii) has no credit card or loan debt overdue by more than eight calendar days (as of the moment of adhesion to the Customer Program); and (iii) within 30 calendar days prior to his or her enrollment in the Customer Program, has carried out or received at least one transaction in any of the products offered through Nu Pagamentos, as verified by Nu Pagamentos.

Sponsor of the Customer Program	Nu Pagamentos, which will provide the necessary funds for the subscription and payment of one BDR for each Customer who participates in the Customer Program.

Terms and conditions of the Customer Program

A Customer’s participation in the Customer Program is voluntary and subject to such Customer’s adherence to the Customer Program Terms and Conditions, as agreed to by the Customer through the Nu mobile app.

The terms and conditions include: (i) the Customer Program eligibility requirements; (ii) a Customer’s rights and responsibilities; (iii) the mechanism for Nu Pagamentos, acting on behalf and for the benefit of the Customers, subscribing for the BDRs or, as may be provided for in the terms and conditions, delivering the proceeds resulting from the sale of a Customer’s BDR, net of fees charged by B3 and any applicable taxes, to philanthropic or non-profit institutions unrelated to us; (iv) if the Customer Program reaches the Maximum Limit of the Customer Program, establishing a priority in the delivery of BDRs to those Customers who first joined the Customer Program through the Nu mobile app; (v) Customers that participate in the Customer Program may not, for a period of 12 months from the settlement date of the Brazilian offering, offer, sell, lend, contract to sell, pledge or otherwise assign or dispose the BDRs, or the “Restricted Period;” and (vi) the Election Period (as defined in “—Election Period” below).

Election Period

At any time during the 12 months following the end of the Restricted Period, or the “Election Period,” a Customer that continues to have a payment account with Nu Pagamentos that is not blocked from transactions may choose, at his or her sole discretion, between receiving (a) one BDR in the Customer’s investment account or (b) the proceeds from the sale of one BDR, which will be deposited, net of fees charged by B3 and any taxes, in the Customer’s payment account, in accordance with the terms and conditions.

If, at any time during the Election Period, a Customer fails to maintain an account with Nu Pagamentos, his or her BDR will be sold into the market and the proceeds delivered to philanthropic or non-profit institutions.

The Election Period may be extended for an additional period of up to 24 months without prior consent from Customers.

Over-allotment option

The selling shareholders have granted the underwriters the right to purchase up to an additional 43,372,583 Class A ordinary shares within 30 days of the date of this prospectus, at the public offering price, less underwriting discounts and commissions, on the same terms as set forth in this prospectus. We will not receive any proceeds from the sale of Class A ordinary shares in this offering by the selling shareholders.

Class A ordinary shares to be outstanding immediately after the global offering	3,450,222,235 Class A ordinary shares (including Class A ordinary shares underlying the BDRs).

Class B ordinary shares to be outstanding immediately after the global offering	1,150,245,114 Class B ordinary shares.
Total ordinary shares to be outstanding immediately after the global offering	4,600,467,349 ordinary shares (including Class A ordinary shares underlying the BDRs).

Voting rights

The Class A ordinary shares will be entitled to one vote per share, whereas the Class B ordinary shares (which are not being sold in this offering) will be entitled to 20 votes per share.

Each Class B ordinary share may be converted into one Class A ordinary share at the option of the holder.

If, on the record date for any shareholder meeting, the aggregate voting power of Class B ordinary shares then outstanding is less than 10% of the aggregate voting power of Class A ordinary shares and Class B ordinary shares outstanding, then each Class B ordinary share will automatically convert into one Class A ordinary share.

In addition, each Class B ordinary share will convert automatically into one Class A ordinary share upon any transfer, except for certain transfers to permitted transferees, including affiliates and certain unrelated third parties as described under “Description of Share Capital—Ordinary Shares—Conversion Rights.”

Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters unless otherwise required by law and subject to certain exceptions set forth in our amended and restated memorandum and articles of association to be entered into in connection with this offering, or the “Memorandum and Articles of Association”, as described under “Description of Share Capital—Ordinary Shares—Voting Rights.”

Upon consummation of this offering, assuming no exercise of the underwriters’ over-allotment option (1) holders of Class A ordinary shares, including in the form of BDRs, will hold approximately 13.0% of the combined voting power of our outstanding ordinary shares and approximately 75.0% of our total equity ownership and (2) holders of Class B ordinary shares will hold approximately 87.0% of the combined voting power of our outstanding ordinary shares and approximately 25.0% of our total equity ownership.

If the underwriters exercise their over-allotment option in full, (1) holders of Class A ordinary shares, including in the form of BDRs, will hold approximately 13.0% of the combined voting power of our outstanding ordinary shares and approximately 75.0% of our total equity ownership and (2) holders of Class B ordinary shares will hold approximately 87.0% of the combined voting power of our outstanding ordinary shares and approximately 25.0% of our total equity ownership.

The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except that (1) holders of Class B ordinary shares are entitled to 20 votes per share, whereas holders of our Class A ordinary shares are entitled to one vote per share; (2) holders of Class B ordinary shares have certain conversion rights; (3) holders of Class B ordinary shares are entitled to preemptive rights in the event that there is an increase in our share capital and additional ordinary shares are issued in order to maintain their proportional ownership interest; and (4) holders of Class B ordinary shares have certain consent rights. Moreover, the Class B ordinary shares will not be listed on any stock exchange and will not be publicly traded. See “Description of Share Capital” for a description of the material terms of our ordinary shares, and differences between our Class A ordinary shares and Class B ordinary shares, and “Management—Shareholder’s Agreement” for a description of the material terms of our Shareholder’s Agreement which also impacts our Class A ordinary shares and Class B ordinary shares.

Voting rights of BDR holders

BDR holders will be entitled to the same rights, preferences and restrictions granted to our shareholders pursuant to our Memorandum and Articles of Association and the laws of the Cayman Islands, which will include the right to vote at our shareholders’ meetings. However, BDR holders will not be entitled to attend our shareholders’ meetings. Pursuant to the terms of the Deposit Agreement, a BDR holder will have the right to instruct the BDR Depositary to vote the Class A ordinary shares underlying its BDRs. We will inform the BDR Depositary of any upcoming shareholders’ meeting, and the BDR Depositary will give notice to the BDR holders, at least 30 days prior to the shareholders’ meeting, requesting voting instructions from each BDR holder with respect to the Class A ordinary shares underlying the BDRs, to be given within the term established by the BDR Depositary. See “Description of Brazilian Depositary Receipts—Deposit Agreement—Voting Rights of BDRs” and “Risk Factors—Risks Relating to Our Class A Ordinary Shares, our BDRs and the Offering.”

BDRs

Each BDR will represent 1/6th of a Class A ordinary share and will be evidenced by a BDR. The depositary for the BDRs in Brazil is Banco Bradesco S.A., or the “BDR Depositary.” The BDRs will be issued pursuant to the deposit agreement between us and the BDR Depositary, as depositary, or the “Deposit Agreement,” and the certificates for the Class A ordinary shares represented by the BDRs will be deposited, free and clear of any encumbrance, with The Bank of New York Mellon, as custodian.

Trades of our BDRs on the B3 will settle through the facilities of the Central Depository of the B3. See “Description of Brazilian Depositary Receipts—Deposit Agreement—BDR Registry Book; Ownership and Trading of BDRs” for more information.

BDR depositary	Banco Bradesco S.A.

Custodian for the Class A ordinary shares underlying the BDRs	The Bank of New York Mellon.

Use of proceeds

We estimate that the net proceeds from the sale of our Class A ordinary shares in the global offering, including in the form of BDRs, will be approximately US$2,947.5 million, based upon the assumed initial public offering price of US$10.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and without considering any proceeds from the issuance of Class A ordinary shares underlying BDRs under the Customer Program (NuSócios), as any funds comprising the offering price thereof will be delivered to participating Customers by one of our affiliates, as the sponsor of the program, resulting in no incremental net proceeds to us on a consolidated basis.

The principal purposes of the global offering are to increase our capitalization and financial flexibility, create a public market for our Class A ordinary shares and BDRs, and enable access to the public equity markets for us and our shareholders. We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services, or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time. We will not receive proceeds from the sale of Class A ordinary shares in this offering by the selling shareholders. See “Use of Proceeds” for additional information.

Listing	We intend to apply to list our Class A ordinary shares on the NYSE under the symbol “NU” and we intend to list and trade the BDRs with the B3, under the symbol “NUBR33.”

Share capital before and after offering

As of the date of this prospectus, our authorized share capital is US$80,859.67, consisting of (i) 9,257,265,096 ordinary shares of par value US$0.000006666666667 each (of which 4,633,500,048 are designated as Class A ordinary shares and 4,623,750,048 are designated as Class B ordinary shares), (ii) 2,871,686,172 are designated as preferred shares of par value US$0.000006666666667 each, and (iii) 15,000 are designated as management shares of par value US$0.000006666666667 each.

Immediately prior to the completion of this offering, our share capital will be adjusted by the automatic conversion of all of our outstanding preferred shares into 2,871,686,172 Class A ordinary shares, and the surrender and cancellation for no consideration of all of our management shares, which together we refer to as the “Share Capital Conversion.”

Effective as from August 30, 2021, we implemented a six-for-one share split of our ordinary shares, which we refer to as the “Share Split.”

Immediately after the global offering, we will have 3,450,222,235 Class A ordinary shares (including Class A ordinary shares underlying the BDRs), and 1,150,245,114 Class B ordinary shares outstanding.

Dividend policy

We have never declared or paid any cash dividend on our share capital, and we have not adopted a dividend policy with respect to future declarations and payment of dividends. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant. In the event that we pay any dividend on our Class A ordinary shares, the holders of BDRs will be entitled to the same rights as the holders of our Class A ordinary shares to receive dividends, subject to the BDR Depositary and custodian fees, and tax and exchange expenses, if any. See “Dividend and Dividend Policy” and “Description of Share Capital—Dividends and Capitalization of Profits.”

Lock-up agreements

We have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital, including in the form of BDRs, or securities convertible into or exchangeable or exercisable for any shares of our share capital, during the period ending on the later of the 181st day after the date of this prospectus and the opening of trading on the second trading day following our public release of earnings for the quarter ended March 31, 2022, subject to certain exceptions. Members of our board of directors, our executive officers and our principal shareholders have agreed to substantially similar lock-up provisions, subject to certain exceptions. See “Underwriting.”

Trading, settlement and clearance

The international underwriters expect to deliver our Class A ordinary shares against payment in U.S. dollars via book-entry, through the clearing and settlement systems of DTC, on or about                     , 2021. The Brazilian underwriters expect to deliver our BDRs in Brazil against payment in reais through the facilities of the Central Depositary of the B3 (Central Depositária da B3) on or about                     , 2021. Trades in our BDRs on the B3 will settle through the facilities of the Central Depositary of the B3. The transfer of our Class A ordinary shares to the Custodian will settle through the facilities of the DTC.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our Class A ordinary shares or BDRs.

Cayman Islands exempted company with limited liability

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) duty to not improperly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our Memorandum and Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the NYSE and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting, provided that such disclosure does not modify the duty of interested directors to act bona fide in the best interests of the Company. In comparison, under the Delaware General Corporation Law, a director of a Delaware corporation owes fiduciary duties to the corporation and its stockholders consisting of the duty of care and the duty of loyalty. Such duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

The above discussion is based on 4,311,316,794 ordinary shares outstanding as of September 30, 2021 (after giving effect to the Share Capital Conversion), and includes:

•	the issuance of 830,490 Class A ordinary shares (equivalent to US$5.5 million) at the closing of our acquisition of Spin Pay Serviços de Pagamentos Ltda., or “Spin Pay” in October 2021;

•	the issuance of 62,212,401 Class A ordinary shares pursuant to the exercise of stock options between October 1, 2021 and October 26, 2021; and

•	the issuance of 3,619,523 Class A ordinary shares subject to RSUs vested, net of withheld shares to settle the employees’ tax obligations, vested between October 1, 2026 and October 26, 2021.

The number of Class A ordinary shares (including Class A ordinary shares underlying the BDRs) and Class B ordinary shares that will be outstanding after this offering excludes:

•

4,092,511 Class A ordinary shares that we expect to issue as contingent consideration for post-combination services rendered to us by Cognitect’s former shareholders and employees, payable in equal installments over a four year period commencing in August 2021, subject to the satisfaction of certain conditions precedent;

•

an aggregate of up to 1,793,940 Class A ordinary shares that are issuable in connection with our acquisition of Spin Pay upon the achievement of certain milestones on the first and second anniversaries of the closing (October 2022 and October 2023) and as consideration for post-combination services rendered to us by the former shareholders of Spin Pay who became our employees following the closing;

•

an aggregate of up to 75,024 Class A ordinary shares that are issuable in connection with our acquisition of certain assets and employees Juntos Finanzas, Inc., or “Juntos,” upon the achievement of certain milestones on the first anniversary of the closing (July 2022) and as consideration for post-combination services rendered to us by Juntos employees;

•

153,544,699 Class A ordinary shares issuable upon the exercise of options to purchase Class A ordinary shares outstanding as of the date of this prospectus, with a weighted-average exercise price of US$0.40 per share;

•	94,431,867 Class A ordinary shares subject to restricted share units, or “RSUs,” granted and outstanding as of the date of this prospectus that remain subject to performance and service conditions;

•

223,443,113 Class A ordinary shares reserved for future issuance under our Share Option Plan, or the “SOP,” and our 2020 Omnibus Incentive Plan, or the “Omnibus Incentive Plan,” as of the date of this prospectus, after giving effect to an increase of 225,625,752 shares reserved, as approved on August 16, 2021. Our SOP and Omnibus Incentive Plan allow us to re-grant the number of shares that were granted thereunder that expire, are forfeited, as more fully described in “Executive Compensation—Employee Benefit and Share Plans;” and

•	any Class A ordinary shares that may be issued pursuant to the achievement of the 2021 Award First Milestone and 2021 Award Second Milestone under the 2021 Contingent Share Awards.

Except as otherwise indicated, all information in this prospectus:

•

gives effect to the six-for-one share split of our ordinary shares effective as of August 30, 2021, applied retroactively to all figures herein setting forth the number of our ordinary shares and per share data, or the “Share Split”;

•

gives effect to the Share Capital Conversion and the filing and effectiveness of our Memorandum and Articles of Association in the Cayman Islands, each of which will occur immediately prior to the completion of this offering;

•	assumes no exercise of outstanding share options or settlement of outstanding RSUs subsequent to September 30, 2021;

•	assumes no exercise of the option granted to the underwriters to purchase up to 43,372,583 additional Class A ordinary shares from the selling shareholders in connection with this offering; and

•

assumes completion of the Brazilian offering in the amount of                 Class A ordinary shares in the form of BDRs initially offered therein. There can be no assurance that the concurrent Brazilian offering will be completed on the terms described herein or at all.

Summary Consolidated Financial and Other Data

The following tables set forth, for the periods and as of the dates indicated, our summary consolidated financial and operating data. Our historical results are not necessarily indicative of the results that may be expected in the future. This information should be read in conjunction with “Presentation of Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

The summary interim statements of financial position as of September 30, 2021 and the interim statements of profit or loss for the nine months ended September 30, 2021 and 2020 have been derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus, prepared in accordance with International Financial Reporting Standard, IAS No. 34 - Interim Financial Reporting, or “IAS 34,” or our “unaudited interim condensed consolidated financial statements.” The summary statements of financial position as of December 31, 2020, 2019 and 2018 and the statements of profit or loss for the years ended December 31, 2020, 2019 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus, prepared in accordance with IFRS, as issued by the IASB, or our “audited consolidated financial statements.” All references herein to our “consolidated financial statements” are to both our audited consolidated financial statements and our unaudited interim condensed consolidated financial statements, included elsewhere in this prospectus. Our results of operations for the nine months ended September 30, 2021 are not necessarily indicative of the results of operations that may be expected for the entire year ending December 31, 2021 or any other period. Share and per share data in the table below has been retroactively adjusted to give effect to the Share Split.

Statement of Profit or Loss Data

	For the Nine Months Ended September 30,		For the Years Ended December 31,

	2021	2020	2020	2019	2018

	(in US$ millions, except share data and amounts per share)

Interest income and gains (losses) on financial instruments	607.2	293.3	382.9	337.9	161.6

Fee and commission income	454.9	241.3	354.2	274.2	157.3

Total revenue	1,062.1	534.6	737.1	612.1	318.9

Interest and other financial expenses	(190.4)	(82.6)	(113.9)	(109.7)	(45.4)

Transactional expenses	(84.7)	(87.6)	(126.8)	(79.3)	(43.2)

Credit loss allowance expenses	(281.0)	(113.8)	(169.5)	(175.2)	(118.6)

Total cost of financial and transactional services provided	(556.1)	(284.0)	(410.2)	(364.2)	(207.2)

Gross profit	506.0	250.6	326.9	247.9	111.7

OPERATING EXPENSES

Customer support and operations	(124.7)	(95.5)	(124.0)	(115.6)	(46.7)

General and administrative expenses	(404.7)	(184.4)	(266.0)	(199.9)	(84.7)

Marketing expenses	(45.1)	(11.5)	(19.4)	(41.8)	(6.4)

Other income (expenses)	(13.2)	(25.4)	(9.5)	(19.9)	(7.3)

Total operating expenses	(587.7)	(316.8)	(418.9)	(377.2)	(145.1)

Finance costs – results with convertible instruments	—	(13.2)	(101.2)	—	—

Loss before income taxes	(81.7)	(79.4)	(193.2)	(129.3)	(33.4)

	For the Nine Months Ended September 30,		For the Years Ended December 31,

	2021	2020	2020	2019	2018

	(in US$ millions, except share data and amounts per share)

INCOME TAXES

Current taxes	(150.1)	(9.1)	(22.3)	(3.6)	(15.5)

Deferred taxes	132.7	24.1	44.0	40.4	20.3

Total income taxes	(17.4)	15.0	21.7	36.8	4.8

Loss for the period / year	(99.1)	(64.4)	(171.5)	(92.5)	(28.6)

Loss attributable to shareholders of the parent company	(98.9)	(64.4)	(171.5)	(92.5)	(28.6)

Loss attributable to non-controlling interests	(0.1)	—	—	—	—

EARNINGS PER SHARE

Earnings (loss) per share – Basic and Diluted (US$)	(0.07)	(0.05)	(0.13)	(0.08)	(0.03)

	As of or for the Nine Months Ended September 30,		As of or for the Years Ended December 31,

	2021	2020	2020	2019	2018

CUSTOMERS METRICS

Number of customers (in millions)[1]	48.1	29.7	33.3	20.1	6.0

Number of customers growth[1]	62%	91%	66%	232%	98%

Monthly active customers (in millions)[2]	35.3	18.6	21.8	12.1	5.1

Activity rate[3]	73%	63%	66%	61%	84%

CUSTOMER ACTIVITY METRICS

Purchase volume (in US$ billions)[4]	29.4	14.9	22.5	17.1	9.6

Purchase volume growth (%)[4]	97%	31%	32%	78%	75%

Monthly average revenue per active customer (in US$)[5]	4.1	3.9	3.6	5.9	7.0

Monthly average cost to serve per active customer (in US$)[6]	0.8	1.3	1.2	1.9	2.0

FX NEUTRAL

Purchase volume (in US$ billions)[4]	29.4	14.4	22.0	12.6	6.6

Purchase volume growth (%)[4]	104%	73%	75%	91%	100%

Monthly average revenue per active customer (in US$)[5]	4.1	3.7	3.6	4.4	4.8

Monthly average cost to serve per active customer (in US$)[6]	0.8	1.3	1.2	1.4	1.4

CUSTOMER BALANCES

Deposits (in US$ billions)	8.1	4.1	5.6	2.7	0.6

Deposits growth (%)[8]	98%	115%	107%	328%	2,668%

	As of or for the Nine Months Ended September 30,		As of or for the Years Ended December 31,

	2021	2020	2020	2019	2018

Interest-earning portfolio (in US$ billions)[7]	1.4	0.4	0.5	0.4	0.2

Interest-earning portfolio growth (%)[7]	277%	7%	21%	91%	106%

FX NEUTRAL

Deposits (in US$ billions)[8]	8.1	4.2	5.3	2.0	0.4

Deposits growth (%)[8]	93%	180%	165%	400%	n.m.

Interest-earning portfolio (in US$ billions)[7]	1.4	0.4	0.5	0.3	0.2

Interest-earning portfolio growth (%)[7]	266%	45%	56%	99%	141%

COMPANY FINANCIAL METRICS

Revenue (in US$ millions)	1,062.1	534.6	737.1	612.1	318.9

Revenue growth (%)[10]	99%	28%	20%	92%	80%

Gross profit (in US$ millions)	506.0	250.6	326.9	247.9	111.7

Gross profit margin (%)	47.6%	46.9%	44.3%	40.5%	35.0%

Loss (in US$ millions)	(99.1)	(64.4)	(171.5)	(92.5)	(28.6)

Adjusted Net Income (Loss) (in US$ millions)[9]	3.4	(42.6)	(26.8)	(74.2)	(19.3)

FX NEUTRAL

Revenue (in US$ millions)[10]	1,062.1	517.2	722.1	452.2	219.5

Revenue growth (%)[10]	105%	69%	59.7%	106%	108%

Gross profit (in US$ millions)[11]	506.0	242.5	320.2	183.1	76.9

Gross profit margin (%)	47.6%	46.9%	44.3%	40.5%	35.0%

Loss (in US$ million)[12]	(99.1)	(62.3)	(168.0)	(68.3)	(19.7)

Adjusted Net Income (Loss) (in US$ millions)[9]	3.4	(41.2)	(26.2)	(54.7)	(13.3)

n.m.	= not meaningful.

1.

Customer is defined as an individual or SME that has opened an account with us and does not include any such individuals or SMEs that have been charged-off or blocked or voluntarily closed their account. the number of customers as of September 30, 2021 does not include the number of customers resulting from the acquisition of the Easynvest Companies, which as of such date amounted to 2.8 million customers, of which 0.6 million were unique to the Easynvest Companies.

2.	Monthly active customers are defined as all customers that have generated revenue in the last 30 calendar days, for a given measurement period.

3.	Activity rate is defined as monthly active customers divided by the total number of customers as of a specific date.

4.

Purchase volume is defined as the total value of transactions that are authorized through our credit and debit cards only; it does not include other payment methods that we offer such as PIX, a payment system that allows real-time payments and transfers launched by the Central Bank of Brazil, WhatsApp payments or traditional wire transfers. Purchase volume and purchase volume growth are presented on an FX Neutral basis to eliminate the effect of foreign exchange, or “FX” volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information.

5.

Monthly average revenue per active customer, or “Monthly ARPAC” is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). Monthly ARPAC is also presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information.

6.

Monthly average cost to serve per active customer is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). Monthly average cost to serve per active customer is also presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information.

7.

Interest-earning portfolio consists of receivables from credit card operations on which we are accruing interest and loans to customers, in each case gross of ECL allowance, as of the period end date. Interest-earning portfolio and interest-earning portfolio growth are presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information. A reconciliation of our FX Neutral Interest-earning portfolio to the IFRS measure of this metric can be found below under “—Non-IFRS Financial Measures and Reconciliations.”

8.

Deposits and deposits growth are presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information. A reconciliation of our FX Neutral Deposits to the IFRS measure of this metric can be found below under “—Non-IFRS Financial Measures and Reconciliations.”

9.

Adjusted Net Income (Loss) is defined as profit (loss) attributable to shareholders of the parent company for the year/period, adjusted for expenses related to share-based compensation in such year/period, allocated tax effects on share-based compensation in such year/period and finance costs related to results with convertible instruments in such year/period. Adjusted Net Income (Loss) is also presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information. A reconciliation of our Adjusted Net Income (Loss) and our FX Neutral Adjusted Net Income (Loss) to their most directly comparable IFRS measures of income (loss) can be found below under “—Non-IFRS Financial Measures and Reconciliations.”

10.

Revenue and revenue growth are presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information. A reconciliation of our FX Neutral Revenue to the IFRS measure of this metric can be found below under “—Non-IFRS Financial Measures and Reconciliations.”

11.

Gross profit is presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information. A reconciliation of our FX Neutral gross profit to the IFRS measure of this metric can be found below under “—Non-IFRS Financial Measures and Reconciliations.”

12.

Loss is presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information. A reconciliation of our FX Neutral loss to the IFRS measure of this metric can be found below under “—Non-IFRS Financial Measures and Reconciliations.”

Statement of Financial Position Data

	As of September 30,	As of December 31,

	2021	2020	2019	2018

	(US$ millions)

ASSETS

Cash and cash equivalents	1,996.7	2,343.8	1,246.6	379.2

Financial assets at fair value through profit or loss	4,780.9	4,378.1	2,400.7	655.5

Securities	4,680.0	4,287.3	2,237.7	570.2

Derivative financial instruments	89.5	0.1	0.2	—

Collateral for credit card operations	11.4	90.8	162.8	85.3

Financial assets at fair value through other comprehensive income	1,837.7	—	—	—

Securities	1,837.7	—	—	—

Financial assets at amortized cost	5,335.9	3,150.0	2,923.6	1,652.7

Compulsory deposits at central banks	422.7	43.5	—	—

Credit card receivables	4,061.5	2,908.9	2,786.5	1,623.8

	As of September 30,	As of December 31,

	2021	2020	2019	2018

	(US$ millions)

Loans to customers	792.7	174.7	58.0	—

Interbank transactions	19.8	—	0.1	—

Other financial assets at amortized cost	39.2	22.9	79.0	28.9

Other assets	171.2	123.5	67.9	36.0

Deferred tax assets	328.5	125.1	94.2	55.2

Right-of-use assets	7.5	10.7	17.2	—

Property, plant and equipment	12.1	9.9	8.7	6.7

Intangible assets	61.8	12.4	1.1	0.5

Goodwill	393.8	0.8	—	—

Total assets	14,926.1	10,154.3	6,760.0	2,785.8

LIABILITIES

Financial liabilities at fair value through profit or loss	99.2	90.8	24.1	—

Derivative financial instruments	86.7	75.3	2.0	—

Instruments eligible as capital	12.5	15.5	22.1	—

Financial liabilities at amortized cost	12,378.7	9,421.7	5,973.0	2,420.0

Deposits	8,089.8	5,584.9	2,693.2	628.7

Payables to credit card network	4,127.7	3,331.3	2,976.5	1,675.9

Borrowings and financing	134.4	97.5	133.4	50.7

Securitized borrowings	26.8	79.7	169.9	64.7

Senior preferred shares	—	328.4	—	—

Salaries, allowances and social security contributions	68.5	25.8	11.2	5.5

Tax liabilities	166.3	30.8	12.4	17.1

Lease liabilities	8.8	12.0	18.7	—

Provision for lawsuits and administrative proceedings	16.2	16.5	21.0	14.3

Deferred income	29.4	26.0	21.2	10.8

Deferred tax liabilities	81.4	8.7	0.7	—

Other liabilities	172.2	83.8	65.5	21.4

Total liabilities	13,020.7	9,716.1	6,147.8	2,489.1

EQUITY

Share capital	0.1	—	—	—

Share premium reserve	2,133.5	638.0	631.2	389.4

	As of September 30,	As of December 31,

	2021	2020	2019	2018

	(US$ millions)

Accumulated gains (losses)	(108.9)	(102.4)	28.2	(58.0)

Other comprehensive income/loss	(101.0)	(97.5)	(47.2)	(34.7)

Equity attributable to shareholders of the parent company	1,903.7	438.1	612.2	296.7

Equity attributable to non-controlling interest	1.7	—	—	—

Total equity	1,905.4	438.1	612.2	296.7

Total liabilities and equity	14,926.1	10,154.2	6,760.0	2,785.8

Non-IFRS Financial Measures and Reconciliations

This prospectus presents our Adjusted Net Income (Loss) and certain FX Neutral measures and their respective reconciliations for the convenience of investors, which are non-IFRS financial measures. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. For further information on why our management chooses to use these non-IFRS financial measures and on the limits of using these non-IFRS financial measures, please see “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures.” The FX Neutral measures for Adjusted Net Income (Loss) and certain key business metrics were calculated to present what such measures in preceding periods/years would have been had exchange rates remained stable from these preceding periods/years until the date of our most recent financial information, as detailed below.

The FX Neutral measures for the three months ended September 30, 2020 were calculated by multiplying the as reported amounts of Adjusted Net Income (Loss) and the key business metrics for such period by the average Brazilian reais /U.S. dollars exchange rate for the three months ended September 30, 2020 (R$5.443 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the three months ended September 30, 2021 (R$5.269 to US$1.00), so as to present what certain of our statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended September 30, 2021.

The FX Neutral measures for the nine months ended September 30, 2020 and 2019, and for the years ended December 31, 2020, 2019, 2018 and 2017 were calculated by multiplying the as reported amounts of Adjusted Net Income (Loss) and the key business metrics for such periods/years by the average Brazilian reais/U.S. dollars exchange rates for the nine months ended September 30, 2020 and 2019 (R$5.176 and R$3.904 to US$1.00) and for the years ended December 31, 2020, 2019, 2018 and 2017 (R$5.240, R$3.952, R$3.681 and R$3.198, to US$1.00, respectively), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the nine months ended September 30, 2021 (R$5.349 to US$1.00), so as to present what certain of our statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from these past periods/years until the nine months ended September 30, 2021.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the three and nine months ended September 30, 2021 and 2020 and the average of the month-end rates for each month in the years 2020, 2019 and 2018, as reported by Bloomberg.

	As reported			FX Neutral measures

	For the three months ended September 30,		Percentage change (%)	For the three months ended September 30,		Percentage change (%)

	2021	2020	2021/2020	2021	2020	2021/2020

ADJUSTED NET INCOME (LOSS) (in US$ millions)

Profit (loss) attributable to shareholders of the parent company	(34.2)	(32.6)	4.9%	(34.2)	(33.7)	1.5%

Share-based compensation	43.9	13.3	230.1%	43.9	13.7	220.4%

Allocated tax effects on share-based compensation[1]	(10.9)	(3.2)	240.6%	(10.9)	(3.3)	230.3%

Adjusted Net Income (Loss) for the period	(1.2)	(22.5)	(94.6)%	(1.2)	(23.3)	(94.8)%

OTHER KEY BUSINESS METRICS

Purchase volume (in US$ billions)	12.1	5.7	112.3%	12.1	5.9	105.1%

Monthly average revenue per active customer (in US$)	4.9	3.1	61.1%	4.9	3.2	56.0%

Monthly average cost to serve per active customer (in US$)	0.8	1.1	(24.8)%	0.8	1.1	(27.4)%

Revenue (in US$ millions)	480.9	156.1	208.1%	480.9	161.2	198.3%

Gross Profit (in US$ millions)	223.9	67.3	232.7%	223.9	69.5	222.2%

n.m.	= not meaningful.
1.

Represents the tax effects of pre-tax items excluded from Adjusted Net Income (Loss). The tax effects of pre-tax items excluded from Adjusted Net Income (Loss) are computed using the statutory rate related to each jurisdiction that was impacted by the adjustment, after taking into account the effects of permanent and temporary tax differences.

	As reported			FX Neutral measures

	For the nine months ended September 30,		Percentage change (%)	For the nine months ended September 30,		Percentage change (%)

	2021	2020	2021/2020	2021	2020	2021/2020

ADJUSTED NET INCOME (LOSS) (in US$ millions)

Profit (loss) attributable to shareholders of the parent company	(98.9)	(64.4)	53.5%	(98.9)	(62.3)	58.8%

Share-based compensation	135.3	29.7	355.6%	135.3	28.7	371.4%

Allocated tax effects on share-based compensation[1]	(33.0)	(7.9)	317.7%	(33.0)	(7.6)	334.2%

Adjusted Net Income (Loss) for the period	3.4	(42.6)	(107.9)%	3.4	(41.2)	(108.2)%

OTHER KEY BUSINESS METRICS

Purchase volume (in US$ billions)	29.4	14.9	97.3%	29.4	14.4	104.2%

Monthly average revenue per active customer (in US$)	4.1	3.9	7%	4.1	3.7	10.7%

Monthly average cost to serve per active customer (in US$)	0.8	1.3	(37.2)%	0.8	1.3	(35.2)%

Revenue (in US$ millions)	1,062.1	534.6	98.7%	1,062.1	517.2	105.4%

Gross Profit (in US$ millions)	506.0	250.6	101.9%	506.0	242.5	108.7%

n.m.	= not meaningful.
1.

Represents the tax effects of pre-tax items excluded from Adjusted Net Income (Loss). The tax effects of pre-tax items excluded from Adjusted Net Income (Loss) are computed using the statutory rate related to each jurisdiction that was impacted by the adjustment, after taking into account the effects of permanent and temporary tax differences.

	As reported					FX Neutral measures

	For the years ended December 31,			Percentage change (%)		For the years ended December 31,			Percentage change (%)

	2020	2019	2018	2020/2019	2019/2018	2020	2019	2018	2020/2019	2019/2018

ADJUSTED NET INCOME (LOSS) (in US$ millions)

Profit (loss) attributable to shareholders of the parent company	(171.5)	(92.5)	(28.6)	85.4%	223.4%	(168.0)	(68.3)	(19.7)	146.0%	246.7%

Share-based compensation	56.3	18.5	9.3	204.3%	98.9%	55.2	13.7	6.4	302.9%	114.1%

Allocated tax effects on share-based compensation[1]	(12.8)	(0.2)	—	n.m.	N/A	(12.5)	(0.1)	0.0	n.m.	N/A

Finance costs - results with convertible instruments	101.2	—	—	N/A	N/A	99.1	0.0	0.0	N/A	N/A

Adjusted Net Income (Loss) for the year	(26.8)	(74.2)	(19.3)	(63.9)%	284.5%	(26.2)	(54.7)	(13.3)	(52.1)%	311.3%

OTHER KEY BUSINESS METRICS

Purchase volume (in US$ billions)	22.5	17.1	9.6	31.6%	78.1%	22.0	12.6	6.6	74.6%	90.9%

Monthly average revenue per active customer (in US$)	3.6	5.9	7.0	(39.0)%	(14.7)%	3.55	4.38	4.78	(18.9)%	(8.4)%

Monthly average cost to serve per active customer (in US$)	1.2	1.9	2.0	(34.9)%	(3.6)%	1.20	1.40	1.35	(14.3)%	(3.7)%

	As reported					FX Neutral measures

	For the years ended December 31,			Percentage change (%)		For the years ended December 31,			Percentage change (%)

	2020	2019	2018	2020/2019	2019/2018	2020	2019	2018	2020/2019	2019/2018

Revenue (in US$ millions)	737.1	612.1	318.9	20.4%	91.9%	722.1	452.2	219.5	59.7%	106.0%

Gross Profit (in US$ millions)	326.9	247.9	111.7	31.9%	121.9%	320.2	183.1	76.9	74.9%	138.1%

n.m.	= not meaningful.
1.

Represents the tax effects of pre-tax items excluded from Adjusted Net Income (Loss). The tax effects of pre-tax items excluded from Adjusted Net Income (Loss) are computed using the statutory rate related to each jurisdiction that was impacted by the adjustment, after taking into account the effects of permanent and temporary tax differences.

The FX Neutral measures were calculated by multiplying the as reported amounts as of December 31, 2020, September 30, 2020, December 31, 2019, September 30, 2019, December 31, 2018 and December 31, 2017 by the spot Brazilian reais/U.S. dollars exchange rates as of these dates (December 31, 2020, September 30, 2020, December 31, 2019, September 30, 2019, December 31, 2018 and December 31, 2017 rates of R$5.199, R$5.613, R$4.030, R$4.156, R$3.875 and R$3.309 to US$1.00, respectively), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of September 30, 2021 (R$5.443 to US$1.00) so as to present what these amounts would have been had exchange rates been the same as those on September 30, 2021. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

	As reported			FX Neutral measures

	As of September 30,		Percentage change (%)	As of September 30,		Percentage change (%)

	2021	2020	2021/2020	2021	2020	2021/2020

Deposits (in US$ billions)	8.1	5.6	98.3%	8.1	4.2	92.6%

Interest-earning portfolio (in US$ billions)	1.4	0.4	277.0%	1.4	0.4	265.6%

	As reported					FX Neutral measures

	As of December 31,			Percentage change (%)		As of December 31,			Percentage change (%)

	2020	2019	2018	2020/2019	2019/2018	2020	2019	2018	2020/2019	2019/2018

Deposits (in US$ billions)	5.6	2.7	0.6	107.4%	328.4%	5.3	2.0	0.4	165%	400%

Interest-earning portfolio (in US$ billions)	0.5	0.4	0.2	20.8%	90.8%	0.5	0.3	0.2	55.8%	98.5%

Risk Factors

Risk Factors

Investing in our Class A ordinary shares or BDRs involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the sections titled “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our Class A ordinary shares or BDRs. In particular, you should consider the risks related to investing in securities of issuers whose operations are located in emerging markets such as Brazil, Mexico and Colombia, which involves a higher degree of risk than investing in the securities of issuers whose operations are located in the United States or other more developed countries. If any of the risks discussed in this prospectus actually occur, alone or together with additional risks and uncertainties not currently known to us, or that we currently deem immaterial, our business, financial condition, results of operations and prospects may be materially adversely affected. If this were to occur, the value of our Class A ordinary shares and BDRs may decline and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

Our business depends on a well-regarded and widely known brand, and any failure to maintain, protect and enhance our brand and image, including through effective marketing strategies, would harm our business, financial condition and results of operations.

We believe our brand has contributed significantly to the historical success of our business. Maintaining, protecting and enhancing our brand is critical to expanding our customer base, our loan portfolio and our third-party partnerships, as well as increasing engagement with our products and services. Our success in this regard will depend largely on our ability to remain – or, in markets into which we expand, become – widely known, gain and maintain our customers’ trust, be a technology leader and provide reliable, high-quality and secure products and services that continue to meet the needs of our customers at competitive prices, as well as the effectiveness of our marketing efforts and our ability to differentiate our services and platform capabilities from competitors’ products and services.

We believe that maintaining and promoting our brand in a cost-effective manner is critical to achieving widespread acceptance of our products and services and to expand our customer base. Maintaining and promoting our brand will depend largely on our ability to continue to provide useful, reliable and innovative products and services, which we may not do successfully. Our brand promotion activities may not generate customer awareness or increase revenue, and even if they do, any increase in revenue may not offset the expenses we incur in promoting our brand. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, we would lose significant market share and our business would be materially and adversely affected. Further, our success in the introduction and promotion of new products and services, as well as the promotion of existing products and services, may be partly dependent on our visibility on third-party advertising platforms. Changes in the way these platforms operate or changes in their advertising prices or other terms could make the introduction and promotion of our products and services and our brand more expensive or more difficult. If we are unable to market and promote our brand on third-party platforms effectively, our ability to acquire new customers would be materially harmed, which would adversely affect our business, financial condition and results of operations.

Failure to successfully implement and improve our risk management policies, procedures and methods, including our credit risk management system, would materially and adversely affect our business, results of operations and financial condition.

The management of risk is an integral part of our activities. We seek to monitor and manage our risk exposure through a variety of separate but complementary financial, credit, market, operational, compliance and legal policies, procedures and reporting systems, among others. We employ a broad and diversified set of risk monitoring and risk mitigation techniques, which may not be fully effective in mitigating our risk exposure in all economic market environments or against all types of risk, including risks that we may fail to identify or anticipate.

We use certain tools and metrics for managing market risk, including statistical models, which are based upon our use of observed historical market behavior. We apply statistical and other tools to these observations to quantify our market risk. However, in part because these tools and metrics are based on historical market behavior, and in part because the models do not take all market risks into account, they may fail to predict future market risks, including those that arise from factors we did not anticipate or correctly evaluate in our statistical models. This would limit our ability to effectively manage our market risk, which could result in our losses being significantly greater than predicted.

Because certain of our operating subsidiaries are financial or payments institutions, our business is also subject to inherent credit risk. An important feature of our credit risk management system is an internal credit score system that assesses the particular risk profile of a customer. As this process involves detailed analysis of a customer that takes into account both quantitative and qualitative factors, it is subject to error, and our internal risk models may not always be able to accurately predict the future credit risk of our customers or assign an accurate credit score, which may result in our exposure to higher credit risks than indicated by our risk management system. We also rely on certain publicly available customer credit information, information relating to credit agreements and other public sources to assess a customer’s creditworthiness. Due to limitations in the availability of information and the underdeveloped information infrastructure in the markets in which we operate, our assessment of credit risk associated with a particular customer may not be based on complete, accurate or reliable information. In addition, we cannot ensure that our credit scoring systems collect complete or accurate information reflecting the actual behavior of customers or that their credit risk can be assessed correctly. Without complete, accurate and reliable information, we have to rely on other publicly available resources and our internal resources, which may not be effective. As a result, our ability to effectively manage our credit risk and subsequently determine our credit loss allowances may be materially adversely affected.

Relatedly, we are exposed to counterparty risk, which may arise from, for example, investing in securities of third parties, entering into derivative contracts under which counterparties have obligations to make payments to us or executing securities, futures or currency trades from proprietary trading activities that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, clearing houses or other financial intermediaries. Many of the routine transactions we enter into expose us to significant risk in the event of default by one of our significant counterparties, although we do not currently face specific counterparty risk from concentration within our loan portfolio. If these risks give rise to losses, this could materially and adversely affect us. Separately, because we routinely transact with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks and other institutional customers, defaults by, and even rumors or questions about the solvency of, certain financial institutions and the financial services industry could lead to market-wide liquidity problems that could lead to substantial losses for our business.

We also face operational and foreign exchange risk. Although we have adopted policies and procedures to identify, monitor and manage our operational risk, these policies and procedures may not be fully effective. For a discussion of the risks we face with respect to foreign exchange rates, see “—Risks Relating to the Countries in Which We Operate—Exchange rate and interest rate instability may have a material adverse effect on the economies of the countries in which we operate and the price of our Class A ordinary shares and BDRs.”

If our policies and procedures are not fully effective or we are not successful in capturing all risks to which we are or may be exposed, we may suffer harm to our reputation or be subject to litigation or regulatory actions that could have a material adverse effect on our business, results of operations or financial condition. Further, if management were to rely on risk models – whether with respect to market, credit or operational risks – that were flawed or poorly developed, implemented or used, or if management were to misunderstand or use such information for purposes for which it was not designed, we may fail to adequately manage our risk. In addition, if existing or potential customers or counterparties believe our risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with us. Further, certain of the models and other analytical and judgment-based estimations we use in managing risk are subject to review by, and require the approval of, our regulators. If our models do not comply with their expectations, our regulators may require us to make changes to such models, may approve them with additional capital requirements or we may be precluded from using them, any of which could limit our ability to operate our businesses.

Failure to effectively implement, consistently monitor or continuously refine our risk management systems may result in a material adverse effect on our reputation, operating results and financial condition.

Our international expansion efforts may not be successful, or may subject our business to increased risks.

We currently operate in Brazil, Mexico and Colombia, and we have information technology and support operations in Argentina, Germany, the United States and Uruguay. As part of our growth strategy, we may expand our operations by offering our products and services in additional regions, as well as additional countries in Latin America, where we have little or no experience, and by expanding our business in the jurisdictions in which we currently operate. We may not be successful in expanding our operations into these or other markets in a cost-effective or timely manner, if at all, and our products and services may not experience the same market adoption in such international jurisdictions as we have enjoyed in Brazil. In particular, the expansion of our business into new geographies (or the further expansion in geographies in which we currently operate) may depend on the local regulatory environment or require a close commercial relationship with one or more local banks or other intermediaries, which could prevent, delay or limit the introductions of our products and services in such countries. Local regulatory environments may vary widely in terms of scope and sophistication.

Further, our international expansion efforts have and will continue to place a significant strain on our personnel (including management), technical, operational and financial resources, and our current resources may not be adequate to support our planned geographical expansion. We also may not be able to recoup our investments in new geographies in a timely manner, if at all. If our expansion efforts are unsuccessful, including because potential customers in a given jurisdiction fail to adopt our products and services, our reputation and brand may be harmed, and our ability to grow our business and revenue may be adversely affected.

Even if our international expansion efforts are successful, international operations will subject our business to increased risks, including:

•	increased licensing and regulatory requirements;

•	competition from service providers or other entrenched market participants that have greater experience in the local markets than we do;

•	increased costs associated with and difficulty in obtaining, maintaining, processing, transmitting, storing, handling and protecting intellectual property, proprietary rights and sensitive data;

•	changes to the way we do business as compared with our current operations;

•	a lack of acceptance of our products and services;

•	the ability to support and integrate with local third-party service providers;

•	difficulties in staffing and managing foreign operations in an environment of diverse culture, language, laws and customs;

•	difficulties in recruiting and retaining qualified employees and maintaining our company culture;

•	increased travel, infrastructure and legal and compliance costs;

•

compliance obligations under multiple, potentially conflicting and changing, legal and regulatory regimes, including those governing financial institutions, payments, data privacy, data protection, information security, anti-corruption, anti-bribery and anti-money laundering;

•	compliance with complex and potentially conflicting and changing tax regimes;

•	potential tariffs, sanctions, fines or other trade restrictions;

•	exchange rate exposure;

•	increased exposure to public health issues such as the COVID-19 pandemic, and related industry and governmental actions to address these issues; and

•	regional economic and political instability.

As a result of these risks, our international expansion efforts may not be successful or may be hampered, which would limit our ability to grow our business.

Our business is highly dependent on the proper functioning of information technology systems, particularly at scale. Any failure of these systems would disrupt our business and impair our ability to provide our services and products effectively to our customers.

Our continued growth depends in part on the ability of our existing and potential customers to access our products and platform capabilities at any time and within an acceptable amount of time. Continued access to our products and platform capabilities depends on the efficient and uninterrupted operation of numerous systems, including our computer systems, software, data centers and telecommunications networks, as well as the systems of third parties, such as credit and debit card transaction authorization providers, national financial system network infrastructure providers, back office and business process support, information technology production and support, Internet and telephone connections, network access, data center infrastructure services and cloud storage and computing. However, these systems and technologies are vulnerable to disruptions, failures or slowdowns. We have experienced, and may in the future experience, disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of customers accessing our products and platform capabilities simultaneously, denial of service attacks or other security-related incidents, natural disasters, power outages, terrorist attacks, hostilities, and other events beyond our control.

As our business grows, it may become increasingly difficult to maintain and improve the performance of our information technology systems, especially during peak usage times and as our products and platform capabilities become more complex and our customer traffic increases. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition and results of operations may be adversely affected. Specifically, if our products and platform capabilities are unavailable or if our customers are unable to access our products and platform capabilities within a reasonable amount of time, we may experience a loss of customers, lost or delayed market acceptance of our platform and products, delays in payment to us by customers, injury to our reputation and brand, the diversion of our resources, additional operating and development costs, loss of revenue, legal claims against us, the loss of licenses, loss of Central Bank of Brazil authorizations or fines or other penalties imposed by the Central Bank of Brazil (including intervention, temporary special management systems, the imposition of insolvency proceedings or the out-of-court liquidation of our operating subsidiaries), or by the Brazilian National Data Protection Authority (Autoridade Nacional de Proteção de Dados, or the “ANPD”). In addition, we do not maintain insurance policies specifically for property and business interruptions, meaning we would directly and without setoff incur any losses we suffer as a result of the aforementioned occurrences. For further information, see “—Our insurance policies may not be sufficient to cover all claims.”

Our business is highly dependent on the ability of our information technology systems to accurately process a large number of highly complex transactions across numerous and diverse markets and products in a timely manner and at high processing speeds, and on our ability to rely on our digital technologies, computer and email services, software and networks, as well as on the secure processing, storage and transmission of confidential data and other information on our computer systems and networks. Specifically, the proper functioning of our financial control, risk management, accounting, customer service and other data processing systems is critical to our business and our ability to compete effectively. Any failure to deliver an effective and secure service, or any performance issue that arises with a service, could result in significant processing or reporting errors or other losses. See “—We depend on data centers operated by third parties and third-party Internet hosting providers and cloud computing platforms, and any disruption in the operation of these facilities or platforms or access to the Internet would adversely affect our business.”

We do not operate all of our systems on a real-time basis and cannot assure that our business activities would not be materially disrupted if there were a partial or complete failure of any of these primary information technology systems or communication networks. In particular, because all customer transactions on the Nu Platform occur on our mobile application, any failure of our mobile application would cause our platform and services to be unavailable to our customers. Such failures could be caused by, among other things, major natural catastrophes, software bugs, computer virus attacks, conversion errors due to system upgrading, security breaches caused by unauthorized access to information or systems or malfunctions, loss or corruption of data, software, hardware or other computer equipment. Any such failures would disrupt our business and impair our ability to provide our services and products effectively to our customers, which could adversely affect our reputation as well as our business, results of operations and financial condition.

Our ability to remain competitive and achieve further growth will depend in part on our ability to upgrade our information technology systems and increase our capacity on a timely and cost-effective basis. We must continually make significant investments and improvements in our information technology infrastructure in order to remain competitive. We cannot guarantee that in the future we will be able to maintain the level of capital expenditures necessary to support the improvement or upgrading of our information technology systems. Any substantial failure to improve or upgrade our information technology systems effectively or on a timely basis would materially and adversely affect our business, financial condition or results of operations.

We depend on data centers operated by third parties and third-party Internet hosting providers and cloud computing platforms, and any disruption in the operation of these facilities or platforms or access to the Internet would adversely affect our business.

Our business requires the ongoing availability and uninterrupted operation of internal and external transaction processing systems and services. We primarily serve our customers from third-party data center hosting facilities provided by a third-party service provider, which we rely on to operate certain aspects of our products and services, and we depend on third-party Internet-hosting providers and third-party bandwidth providers for continuous and uninterrupted access to the Internet to operate our business. Any disruption of or interference with our use of such services would impair our ability to deliver our products and services to our customers, resulting in customer dissatisfaction, damage to our reputation, loss of customers and harm to our business. Further, we have designed our products and services and computer systems to use data processing, storage capabilities and other services provided by such third-party service providers. As such, we cannot easily switch our operations to another cloud provider, so any disruption of or interference with our use of such providers’ services would increase our operating costs and could materially and adversely affect our business, financial condition and results of operations, and we might not be able to secure service from an alternative provider on similar terms or at all.

While we maintain oversight of our third-party data center hosting facilities and Internet-hosting providers, such third parties are ultimately responsible for maintaining their own network security, disaster recovery and system management procedures, and such third-parties do not guarantee that our customers’ access to our solutions will be uninterrupted, error-free or secure. These third-party providers may experience website disruptions, outages and other performance problems, which may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, fraud, spikes in customer usage and denial of service issues. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. In particular, we do not control the operation of the third-party data center hosting facilities, and such facilities are vulnerable to damage or interruption from human error, intentional bad acts, power loss, hardware failures, telecommunications failures, improper operation, unauthorized entry, data loss, power loss, cyberattacks, fires, wars, terrorist attacks, floods, earthquakes, hurricanes, tornadoes, natural disasters or similar catastrophic events. They also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or terminate our hosting arrangement or other unanticipated problems could result in lengthy interruptions in the delivery of our solutions, cause system interruptions, prevent our customers from accessing their accounts online, reputational harm and loss of critical data, prevent us from supporting our solutions or cause us to incur additional expense in arranging for new facilities and support.

If we lose the services of one or more of our Internet-hosting or bandwidth providers for any reason or if their services are disrupted, for example due to viruses or denial of service or other attacks on their systems, or due to human error, intentional bad acts, power loss, hardware failures, telecommunications failures, fires, wars, terrorist attacks, floods, earthquakes, hurricanes, tornadoes or similar catastrophic events, we could experience disruption in our ability to offer our solutions and adverse perception of our solutions’ reliability, or we could be required to retain the services of replacement providers, which could increase our operating costs and materially and adversely affect our business, financial condition and results of operations.

Furthermore, prolonged interruption in the availability, or reduction in the speed or other functionality, of our products or services could materially harm our reputation and business. Frequent or persistent interruptions in our products and services could cause customers to believe that our products and services are unreliable, leading them to switch to our competitors or to avoid our products and services, and would likely permanently harm our reputation and business.

Any of the foregoing, in addition to any of the factors described in “—We are dependent on third-party service providers in our operations, any failure of a third-party service provider could disrupt our operations,” could have a material adverse effect on our business, financial condition and results of operations.

Negative publicity about us (including our directors or employees) or our industry could adversely affect our business, financial condition, results of operations and future prospects.

Negative publicity about us (including our directors or employees) or our industry, including the transparency, fairness, customer experience, quality and reliability of our products or services, effectiveness of our risk model, our ability to effectively manage and resolve complaints, our privacy and security practices, our ESG and diversity and inclusion practices, litigation, regulatory activity, misconduct by or statements made by our directors or employees, funding sources, service providers or others in our industry, could adversely affect our reputation and the confidence in, and the use of, our products and services. For example, in late 2020, we issued a public apology and reaffirmed our commitment to diversity after comments made by one of our co-founders received significant negative publicity. This and any future negative publicity could harm our reputation and cause disruptions to business. Any such reputational harm could further affect the behavior of customers and, as a result, materially and adversely affect our business, results of operations, financial condition and future prospects.

The credit quality of our loan portfolio may deteriorate and our ECL allowance could be insufficient to cover our losses, which would have a material adverse effect on our business, financial condition and results of operations.

Risks arising from changes in credit quality and the recoverability of amounts due from counterparties are inherent in many aspects of our businesses, in particular our customer credit card and lending businesses. We expect the amount of reported non-performing loans to increase in the future on an absolute basis as a result of the expected growth in our total loan portfolio, the credit quality of which may turn out to be worse than anticipated. The amount of reported non-performing loans may also increase due to factors beyond our control, such as adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in economic conditions in the markets in which we operate.

Our provisions for credit losses are based on our current assessments and expectations concerning various factors affecting the quality of our loan portfolio. These factors include, among other things, our borrowers’ financial condition, government macroeconomic policies, interest rates and the legal and regulatory environment. As many of these factors are beyond our control and there is no infallible method for predicting loan and credit losses, we cannot guarantee that our current or future reserves for credit losses will be sufficient to cover actual losses. If our assessment of and expectations concerning the above-mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, or if the future actual losses exceed our estimates of expected losses, we may be required to increase our provisions for credit losses, which may adversely affect our financial condition. As such, any unexpected increase in the level of our non-performing loans could have a material adverse effect on our financial condition.

We depend on key management, as well as our experienced and capable employees, and any failure to attract, motivate and retain our employees would harm our ability to maintain and grow our business.

Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide-ranging set of expertise and intellectual capital. Our future success is significantly dependent upon the continued service of our executives and other key employees, and in particular our founding shareholder and chief executive officer David Vélez Osorno. If we lose the services of any member of management or any key employee, we may not be able to locate a suitable or qualified replacement, and we may incur additional expenses to recruit and train a replacement, which would severely disrupt our business and growth.

To maintain and grow our business, we will need to identify, attract, hire, develop, motivate and retain highly skilled employees, which requires significant time, expense and effort. Competition for highly skilled personnel is intense, in our industry in particular. We may need to invest significant amounts of cash and equity to attract and retain new employees, and we may never realize returns on these investments. In addition, from time to time, there may be changes in our management team that may be disruptive to our business. If our management team, including any new hires that we make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business would be harmed.

Furthermore, our international expansion and our business in general may be materially adversely affected if legislative or administrative changes to immigration or visa laws and regulations impair our hiring processes or projects involving personnel who are not citizens of the country where their work is to be performed. If we are not able to add and retain employees effectively, our ability to achieve our strategic objectives will be adversely affected, and our business and growth prospects will be harmed.

Increases in our remuneration expenses for our management that will be recognized in our future results will have an adverse effect on our accounting results

Our operations and strategies depend on the attraction and retention of qualified personnel with different levels of expertise, and as such, we offer competitive remuneration structures. As discussed in “Executive Compensation—Contingent Share Awards,” we expect that the cost of remuneration for our managers will increase in the next few years compared to the year ended 2020, particularly given the 2021 Contingent Share Awards. Total expenses for the 2021 Contingent Share Awards are expected to be approximately $400-500 million and recognized over the applicable accounting recognition period of seven to eight years. The recognition of these additional expenses as management remuneration will have an adverse effect on our accounting results.

If we fail to manage our growth effectively, our business would be harmed.

We have experienced and expect in the near term to continue to experience rapid growth. For instance, our total revenue increased by 20.4%, reaching US$737.1 million in 2020 from US$612.1 million in 2019. On an FX Neutral basis, our total revenue increased by 59.7%, reaching US$722.1 million in 2020 from US$452.2 million in 2019. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures.” The number of our full-time employees increased by 19%, from 2,452 as of December 31, 2019 to 2,929 as of December 31, 2020. Our growth has placed and will continue to place significant demands on our administrative, operational and financial resources. Our ability to effectively manage our growth will depend on a number of factors, including our ability to:

•	expand our sales and marketing, technology, finance and administration teams;

•	grow our facilities and infrastructure;

•	adapt and scale our information technology systems;

•	refine our operational, financial and risk management controls and reporting systems and procedures.

•	recruit, integrate, train and retain a growing employee base and maintain our corporate culture;

•	maintain and grow our customer base and provide quality customer service; and

•	obtain, maintain, protect and develop our strategic assets, including our intellectual property and other proprietary rights.

Executing on these factors will require significant capital expenditures and the allocation of valuable management and employee resources. We may be unable to effectively manage any future growth in an efficient, cost-effective or timely manner, or at all. Any failure to successfully implement systems enhancements and improvements will likely negatively impact our ability to manage our expected growth, ensure uninterrupted operation of key business systems and comply with the rules and regulations that are applicable to public reporting companies. Moreover, if we do not effectively manage the growth of our business and operations, the quality of our platform would suffer, which would negatively affect our reputation, results of operations and overall business. Furthermore, we encourage employees to quickly develop and launch new features for our products and services; as we grow, we may not be able to execute as quickly as smaller, more efficient organizations.

A decline in the use of credit or prepaid cards as a payment mechanism for consumers or adverse developments with respect to the payment processing industry in general would have a materially adverse effect on our business, financial condition and results of operations.

If consumers do not continue to use credit or prepaid cards as a payment mechanism for their transactions or if there is a change in the mix of payments between cash, credit, and prepaid cards and other means of payment, including real-time payments, that is adverse to us, it would have a material adverse effect on our business, financial condition and results of operations. We believe future growth in the use of credit, and prepaid cards and other means of payment will be driven by the cost, ease-of-use and quality of services offered to consumers and businesses. In order to consistently increase and maintain our profitability, consumers and businesses must continue to use electronic payment methods including credit, debit and prepaid cards and real-time payment methods, such as PIX. Moreover, if there is an adverse development in the payments industry or Brazilian market in general, such as new legislation or regulation that makes it more difficult for our customers to do business or utilize such payment mechanisms, our business, financial condition and results of operations may be adversely affected.

We have historically derived a substantial portion of our revenue from our credit card business, and losses or a significant reduction in our credit card business, or our failure to successfully expand and diversify our revenue sources beyond our credit card business, would adversely affect our business, financial condition and results of operations.

The commercial success of our consumer technology platform has depended and may continue to depend in part on the success of our credit card business. We have historically derived a significant portion of our revenue from (i) the interchange fees we collect when a customer uses a Nu credit card to make a purchase and (ii) the interest rates we receive from the financing or revolving of Nu credit card balance by our customers. In the nine months ended September 30, 2021, interchange fees and interest related to credit cards accounted for 30% and 23% of our revenue, respectively (or 32% and 32% in the nine months ended September 30, 2020). While we expect our revenue concentration to decline in the future as we expand our suite of products and services, our efforts to diversify our revenue sources, such as new products and regional diversification, may not be successful and our reliance on credit card-related revenue may increase. Further, our revenue would be significantly harmed if we were to lose all or a substantial portion of our credit card business, whether due to loss of customers, regulatory or legislative developments or otherwise. In particular, our revenue would be harmed if the interchange fees that we collect or the interest rates that we charge become capped by regulators (or, in markets in which regulatory caps already exist, if such caps were reduced). Please see “—Risks Relating to Regulatory Matters and Litigation—Certain ongoing legislative and regulatory initiatives under discussion by the Brazilian Congress, the Central Bank of Brazil and the broader payments industry may result in changes to the regulatory framework of the Brazilian payments and financial industries, which may have an adverse effect on our business and cause us to incur increased compliance costs.”

Further, on July 2, 2021, Brazilian Law No. 14,181, or the “Superindebtedness Law,” created a chapter in the Brazilian Consumer Protection Code dedicated to responsible credit and financial education, with new provisions that require specific information to be provided to the consumer when granting credit or in installment sales, such as the effective monthly interest rate, interest on arrears and late payment charges. This new set of rules may contribute to driving customers and potential customers away from our credit card product, which could adversely impact our business, financial condition and results of operations. For more information, see “—A decline in the use of credit or prepaid cards as a payment mechanism for consumers or adverse developments with respect to the payment processing industry in general would have a materially adverse effect on our business, financial condition and results of operations.”

If we are unable to attract new and retain existing customers, our business, financial condition and results of operations will be adversely affected.

We believe that our customer base is the cornerstone of our business. The growth of our business depends on existing customers expanding their use of our products and services and on our ability to attract new customers, including customers who may be reluctant to seek alternatives to incumbent financial institutions, by offering new products and services. If we are unable to attract new customers to our platform or encourage customers to broaden their use of our products and services, our growth may slow or stop, and our business may be materially and adversely affected.

Our ability to maintain and expand our customer base depends on a number of factors, including our ability to provide relevant and timely products and services to meet their changing needs at a reasonable cost. We have invested and will continue to invest in improving our platform and our suite of products and services. For example, we recently acquired NuInvest, our broker-dealer subsidiary, and have announced plans to expand our insurance broker activities. However, if new or improved features, products and services fail to meet shifting customer demands and fail to attract new customers or encourage existing customers to expand their engagement with our products and services, our growth may slow or decline. Further, these and other new products and services must achieve high levels of market acceptance before we are able to recoup our up-front investment costs, which may never occur if such products and services fail to attract new and retain existing customers.

Our existing and new products and services, including our payments, investments, insurance and credit solutions, could fail to attract new and retain existing customers for many reasons, including:

•	we may fail to predict market demand accurately and provide products and services that meet this demand in a timely fashion;

•	customers may not like, find useful or agree with any changes we make to our products or services;

•	the reliability, performance or functionality of our products and services could be compromised or the quality of our products and services could decline;

•	we may fail to provide sufficient customer support;

•	customers may dislike our pricing, in particular in comparison to the pricing of competing products and services;

•	competing products and services may be introduced or anticipated to be introduced by our competitors; and

•	there may be negative publicity about our products and services or our platform’s performance or effectiveness, including negative publicity on social media platforms.

Further, our customers have no obligation to continue to use our products and services, and we can make no assurances that our customers will continue to do so. We generally do not have long-term contracts with our customers; customer deposits and investments may be withdrawn without notice, and the consumer credit solutions we offer may be prepaid and canceled at any time. Further, recent changes in regulations have increasingly enabled customers to more easily switch to our competitors.

Any one or a combination of these factors could lead to customer attrition, and in particular at rates that are higher than we expect, which would adversely affect our business, financial condition and results of operations.

If we cannot keep pace with rapid technological developments to provide new and innovative products and services, the use of our products and services and, consequently, our revenue could decline or our revenue growth rate could slow.

Rapid, significant and disruptive technological changes have impacted or may in the future impact the industries in which we operate, including changes in:

•	artificial intelligence and machine learning (e.g., in relation to fraud and risk assessment);

•

payment technologies (e.g., real-time payments, payment card tokenization, virtual and crypto currencies, including distributed ledger and blockchain technologies, and proximity payment technology, such as near-field communication and other contactless payments);

•	mobile and internet technologies (e.g., mobile phone app technology);

•	commerce technologies, including for use in-store, online and via mobile, virtual, augmented or social-media channels; and

•	digital banking features (e.g., balance and fraud monitoring and notifications).

In order to remain competitive and maintain and enhance customer experience and the quality of our products and services, we must continuously invest in the development of new products and features to keep pace with technological developments. We currently rely, and expect to continue to rely, in part, on certain third parties for the development of, and access to, new technologies. However, there can be no assurance that our development efforts, including through such third-party providers, will be successful, as we or such third parties may experience cost overruns, delays in delivery, performance failure or lack of customer adoption, among other potential issues. Further, there can be no assurance that our financial resources will be sufficient to maintain the levels of investment required to support such development efforts, which may require substantial capital commitment. Any failure in our development efforts, including any failure to adopt emerging technologies or to accurately predict and address market demand, and any delay in delivery of new products or services integrating emerging technologies, could render our services less desirable, or even obsolete, to our customers. Furthermore, our competitors may have the ability to devote more financial and operational resources than we can to the development of new technologies and services and, if successful, their development efforts could render our services less desirable to customers, resulting in the loss of customers or a reduction in the fees we can generate. If our development efforts prove unsuccessful, or if we are unable to develop, adapt to or access technological changes on a timely and cost-effective basis, our business, financial condition and results of operations could be materially adversely affected.

We are dependent on third-party service providers in our operations, any failure of a third-party service provider could disrupt our operations.

We utilize numerous third-party service providers in our operations, including payments, credit card transaction processing, back office and business process support, information technology production and support, Internet connections, network access and cloud computing. For example, our credit and debit (pre-paid) card transaction authorization is provided by Mastercard, our infrastructure services and connection to the National Brazilian Financial System Network, or “RSFN,” depends on the infrastructure of Rede de Telecomunicações para o Mercado Ltda., or “RTM,” a datacenter and link provider, our cloud data processing and storage services and, separately, our datacenter infrastructure services are both provided by third-party service providers, among other third-party service providers on which we rely for the continuity of our business. A failure by a third-party service provider could expose us to an inability to provide contractual services to our customers in a timely manner. Additionally, if a third-party service provider is unable to provide these services, we may incur significant costs to either internalize some of these services or find a suitable alternative. Significantly, certain third-party service providers, including Mastercard, are the sole source or one of a limited number of sources of the services they provide for us. It would be difficult and disruptive for us to replace some of our third-party vendors in a timely manner if they were unwilling or unable to provide us with these services in the future (as a result of their financial or business conditions or otherwise), and our business and operations likely would be materially adversely affected. Further, any failure in the performance of our due diligence processes and controls related to the supervision and oversight of these third parties in detecting and addressing conflicts of interest, fraudulent activity, data breaches and cyber-attacks, noncompliance with relevant securities and other laws could cause us to suffer financial loss, regulatory sanctions or damage to our reputation.

Inadequacy or disruption of our disaster recovery plans and procedures in the event of a catastrophe would adversely affect our operations.

We have made a significant investment in our infrastructure, and our operations are dependent on our ability to protect the continuity of our infrastructure against damage from catastrophe or natural disaster, breach of security, cyber-attack, loss of power, telecommunications failure or other natural or man-made events. A catastrophic event could have a direct negative impact on us by adversely affecting our customers, partners, third-party service providers, employees or facilities, or an indirect impact on us by adversely affecting the financial markets or the overall economy. If our business continuity and disaster recovery plans and procedures were disrupted, inadequate or unsuccessful in the event of a catastrophe, we could experience a material adverse interruption of our operations.

We serve our customers using third-party data centers and cloud services. While we have electronic access to the infrastructure and components of our platform that are hosted by third parties, we do not control the operation of these facilities. Consequently, we may be subject to service disruptions as well as failures to provide adequate support for reasons that are outside of our direct control. These data centers and cloud services are vulnerable to damage or interruption from a variety of sources, including earthquakes, floods, fires, power loss, system failures, cyber-attacks, physical or electronic break-ins, human error or interference (including by employees, former employees or contractors), and other catastrophic events. Our data centers may also be subject to local administrative actions, changes to legal or permitting requirements and litigation to stop, limit or delay operations. Despite precautions taken at these facilities, such as disaster recovery and business continuity arrangements, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in interruptions or delays in our services, impede our ability to scale our operations or have other adverse impacts upon our business. See “—We depend on data centers operated by third parties and third-party Internet hosting providers and cloud computing platforms, and any disruption in the operation of these facilities or platforms or access to the Internet would adversely affect our business.”

Our disclosure controls and procedures over financial reporting may not prevent or detect all errors or acts of fraud.

Disclosure controls and procedures, including internal controls over financial reporting, are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under the U.S. Securities Exchange Act of 1934, as amended, or the “Exchange Act,” and the applicable rules and regulations of the CVM is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the SEC’s and the CVM’s respective rules and forms.

These disclosure controls and procedures have inherent limitations, which include the possibility that judgments in decision-making can be faulty and result in errors or mistakes. Additionally, controls can be circumvented by any unauthorized override of the controls. Consequently, our business is exposed to risk from potential noncompliance with policies, employee misconduct, negligence and fraud, which could result in regulatory sanctions, civil claims and serious reputational or financial harm. In particular, it is not always possible to deter employee misconduct, and the precautions we take to prevent and detect this activity may not always be effective. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.

We have identified material weaknesses in our internal control over financial reporting for the year ended December 31, 2020 and, if we fail to remediate such deficiencies (or identify and remediate other material weaknesses) and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

Our management initiated a structured review of our internal control over financial reporting and procedures more than one year prior to the date of this prospectus, identifying risks, gaps and weaknesses and implementing procedures to remediate them, and is in the process of implementing industry-specific best practices for our financial, operational and technological processes. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002 and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, as part of our management’s review noted above and in connection with the audit of our consolidated financial statements for the year ended December 31, 2020, we identified certain material weaknesses in our internal control over financial reporting related to (i) IT systems change management processes, (ii) IT user identity and access management processes and (iii) financial reporting closing processes. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

We have adopted remediation measures with respect to the material weaknesses identified above, which measures we expect to be implemented within the next twelve months, including hiring experienced key personnel in our financial reporting function, implementing new processes and procedures over the financial reporting process and information technology controls, improving our internal controls to provide additional levels of review, enhancing our documentation practices, implementing new software solutions and increasing our personnel training. We believe these measures, once implemented, should adequately remediate the material weaknesses identified above, though as of the date of this prospectus we have not been able to complete implementation nor testing of the effectiveness of the remediation measures.

We cannot guarantee that the measures we have taken to date and actions we may take in the future will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. Any failure to maintain effective internal control over financial reporting could severely inhibit our ability to accurately report our consolidated financial condition or results of operations, which could cause investors to lose confidence in our financial statements, and the trading price of our Class A ordinary shares and BDRs to decline. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Material Weakness in Internal Controls and Remediation.”

Under Section 404 of the Sarbanes-Oxley Act of 2002, our management is not required to assess or report on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F for the year ending December 31, 2021. We are only required to provide such a report for the year ending December 31, 2022. At that time, our management may conclude that our internal control over financial reporting is not effective. Until we cease to be an “emerging growth company” as such term is defined in the JOBS Act, which may not be until after five full fiscal years following the date of this offering, our independent registered public accounting firm is not required to attest to and report on the effectiveness of our internal control over financial reporting. Once we cease to be an “emerging growth company,” even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may disagree with our assessment and may issue a report that contains an adverse opinion if, in their evaluation, there are deficiencies that, individually or in combination, result in one or more material weaknesses. Further, in terms of regulations and legislation in Brazil, all Brazilian financial and payment institutions, which includes some of our Brazilian subsidiaries, must maintain internal guidelines and procedures to control their respective financial, operational and information systems, and must comply with all applicable legislation. CMN Resolution No. 4,595 of August 28, 2017 provides that Brazilian financial institutions must implement and maintain a compliance policy compatible with its nature, size, complexity, structure, risk profile and business model. Central Bank of Brazil Resolution No. 65 of January 26, 2021, provides similar rules for Brazilian payment institutions. In accordance with CMN Resolution No. 2,554 of September 24, 1998, the executive directors of Brazilian financial and payment institutions are responsible for implementing efficient internal control structures that set out control responsibilities and procedures and establish objectives and procedures applicable to all levels of the institution, among other requirements. The executive directors are also responsible for ensuring compliance with all internal procedures. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This would, in turn, limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A ordinary shares and BDRs. Additionally, ineffective internal control over financial reporting would expose us to increased risk of fraud, misuse of corporate assets and shareholder litigation, and could subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions.

We have incurred losses since our inception, and we may not achieve profitability.

We have incurred losses since our inception. We incurred a US$99.1 million loss for the nine months ended September 30, 2021, and a US$171.5 million, US$92.5 million and US$28.6 million loss for the years ended December 31, 2020, 2019 and 2018, respectively. We will need to generate and sustain increased revenue levels and decrease proportionate expenses in future periods to achieve profitability. We anticipate that we will continue to incur losses in the near term as a result of our expected significant investments in our business, including with respect to our employee base; sales and marketing; development of new products, services and features; acquisitions; expansion of infrastructure; expansion of international operations; and general administration, including legal, finance and other compliance expenses related to being a public company. In addition, we intend to expand our customer base, and continue to invest in developing products and services that we believe will improve the experiences of our customers and therefore improve our long-term results of operations. However, customer acquisition could cause us to incur losses in the short term because costs associated with new customers are generally incurred up front, while revenue is uncertain and mostly recognized thereafter as customers make interest payments and utilize our services. Likewise, improvements in products and services have and will continue to cause us to incur significant up-front costs and may not result in the long-term benefits that we expect, which could materially and adversely affect our business. If any of these costs materially rise in the future, our expenses may rise significantly. If we are unable to generate adequate revenue growth and manage our expenses, we may continue to incur losses and may not attain profitability.

Our results of operations and operating metrics may fluctuate, which may cause the market price of our Class A ordinary shares and BDRs to decline.

Our results of operations may vary significantly and are not necessarily an indication of future performance. These fluctuations may be a result of a variety of factors, some of which are beyond our control. In particular, our results of operations and operating metrics are subject to volatility based on consumer spending levels. The electronic payments industry in general depends heavily on the overall level of consumer spending, which may be adversely affected by general or localized economic conditions that impact consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. A sustained deterioration in general economic conditions in the markets in which we operate, including a rise in unemployment rates (particularly in Latin America) or increases in interest rates, may cause a reduction in overall consumer spending, thereby causing a decline in the number of transactions made by our cardholders or in the average amount spent per transaction, which would adversely impact our results of operations. In addition, our business is affected by customer behavior throughout the year and experiences seasonal fluctuations. We are aware, based on historical information, that months in which certain holidays fall, such as Black Friday and Christmas, generate higher levels of consumption and thus positively benefit our total transaction volume and related revenue. Relatedly, February is a month with lower revenue given fewer calendar days and thus a lower monthly volume of transactions.

In addition to consumer spending levels and seasonality, our results of operations may fluctuate as a result of changes in our ability to attract and retain new customers, increased competition in the markets in which we operate, our ability to expand our operations in new and existing markets, our ability to maintain an adequate growth rate and effectively manage that growth, our ability to keep pace with technological changes in the industries in which we operate, changes in governmental or other regulations affecting our business, harm to our brand or reputation, and other risks described elsewhere in this prospectus.

Further, from time to time, we have made and may make decisions that will have a negative effect on our short-term operating results if we believe those decisions will improve our operating results over the long term. These decisions may not produce the long-term benefits that we expect, or they may be inconsistent with the expectations of investors and research analysts, either of which could cause the price of our Class A ordinary shares and BDRs to decline.

Real or perceived inaccuracies in our key operating metrics may harm our reputation, results of operations and financial condition.

We track certain key operating metrics such as number of customers, monthly active customers, activity rate, purchase volume, deposits, interest earning portfolio, Monthly ARPAC, monthly average cost to serve per customer and our net promoter score, among other metrics, which are not independently verified by any third party. While the metrics presented in this prospectus are based on what we believe to be reasonable assumptions and estimates, our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time. In addition, limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If the internal systems and tools we use to track these metrics understate or overstate performance or contain algorithmic or other technical errors, the key operating metrics we report may not be accurate. If investors do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our results of operations and financial condition could be adversely affected.

We have a limited operating history with financial results that may not be indicative of future performance, and our revenue growth rate is likely to slow as our business matures.

We were founded in 2013 and began operations in Brazil in 2014, in Mexico in 2019 and in Colombia in 2020. As a result of our limited operating history, our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties. Our historical revenue growth and other historical results should not be considered indicative of our future performance. In particular, over the long-term, we expect that our revenue growth will slow as our business matures. It is also possible that our revenue growth does not reach the levels we expect, or declines for any number of reasons, including slowing demand for our products, increasing competition, changes to technology, a decrease in the growth of our overall market, increased regulation or our failure, for any reason, to take advantage of growth opportunities. If our assumptions regarding our future revenue growth and other operating and financial results are incorrect or change, our operating and financial results could differ materially from our expectations.

Our insurance policies may not be sufficient to cover all claims.

Our insurance policies may not adequately cover all risks to which we are exposed. A significant claim not covered by our insurance, in full or in part, may result in significant expenditures by us. Moreover, we may not be able to maintain insurance policies in the future at reasonable costs or on acceptable terms, which may adversely affect our business and the trading price of our Class A ordinary shares and BDRs.

Fraud could have a material adverse effect on our business, financial condition and results of operations.

We offer products and services to a large number of customers, and we are responsible for vetting and monitoring these customers and determining whether the transactions we process for them are legitimate. When our products and services are used to process illegitimate transactions and we settle those funds, we are unable to recover them, suffer losses and incur liabilities. These types of illegitimate transactions can also expose us to governmental and regulatory sanctions. The highly automated nature of, and liquidity offered by, our payments services make us a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering and terrorist financing. Identity thieves and those committing fraud using stolen or fabricated credit card or account numbers, or other deceptive or malicious practices, potentially can steal significant amounts of money from businesses like ours. It is possible that incidents of fraud could increase in the future. Failure to effectively manage risk and prevent fraud would increase our liability, and could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to integrate our products with a variety of operating systems, software applications, platforms and hardware that are developed by others, our solutions may not operate effectively, our products may become less marketable, less competitive or obsolete and our business, financial condition and results of operations may be harmed.

Our products must integrate with a variety of network, hardware and software platforms, and we need to continuously modify and enhance our products to adapt to changes in hardware, software, networking, browser and database technologies. In particular, we have developed our technology platform to easily integrate with third-party applications through the interaction of application programming interfaces, or “APIs.” In general, we rely on the fact that the providers of such software systems continue to allow us access to their APIs to enable these integrations. To date, we generally have not relied on long-term written contracts to govern our relationship with these providers. Instead, we are subject to the standard terms and conditions for application developers of such providers, which govern the distribution, operation and fees of such software systems, and which are subject to change by such providers from time to time. Our business could be harmed if any provider of such software or other technologies or systems:

•	discontinues or limits our access to its APIs;

•	modifies its terms of service or other policies, including fees charged to or other restrictions on us or other application developers;

•	changes how customer information is accessed by us, our partners or our customers;

•	establishes more favorable relationships with one or more of our competitors; or

•	develops or otherwise favors its own competitive offerings over ours.

Although we actively monitor our partners and multi-source venders, we cannot prevent our providers of software or other technologies from changing the features of their APIs, discontinuing their support of such APIs, restricting our access to their APIs or altering the terms governing their use in a manner that is adverse to our business. If our partners or multi-source vendors were to take such actions, our capabilities that depend on such APIs would be impaired until we are able to find a replacement partner or develop an in-house solution, which could significantly diminish the value of our platform and harm our business, operating results and financial condition. In addition, third-

party services and products are constantly evolving, and we may not be able to modify our platform to maintain its compatibility with such services and products as they continue to develop, or we may not be able to make such modifications in a timely and cost-effective manner, any of which could harm our business, operating results and financial condition.

If we are unable to operate effectively on mobile platforms, our business, financial condition and results of operations could be materially adversely affected.

Our future growth and success are dependent in part on our ability to provide a functional, reliable and user-friendly mobile platform to our customers. In particular, as we expand geographically, we will need to provide solutions for customers living in areas with low Internet connectivity, reduced bandwidth and latency issues. Our success will also depend on the interoperability of our offerings with a range of third-party technologies, systems, networks, operating systems and standards, including iOS and Android, and the availability of our mobile apps in app stores and in “super-app” environments.

The success of our mobile app could be harmed by factors outside our control, such as:

•	actions taken by mobile app distributors;

•	unfavorable treatment received by our mobile apps, especially as compared to competing apps, such as the placement of our mobile apps in a mobile app download store;

•	increased costs in the distribution and use our mobile app;

•

changes, bugs or technical issues in mobile operating systems, such as iOS and Android, device manufacturers or mobile carriers that degrade the functionality of our mobile website or mobile apps or give preferential treatment to competitive offerings;

•

changes to the terms of service or policies of mobile operating systems, device manufacturers or mobile carriers that reduce or eliminate our ability to distribute applications, limit our ability to target or measure the effectiveness of our applications or impose fees or other changes related to our delivery of our applications; and

•	government action limiting the accessibility of our mobile app.

Further, we are subject to the standard policies and terms of service of third-party operating systems, as well as policies and terms of service of the various application stores that make our application and experiences available to our customers. These policies and terms of service govern the availability, promotion, distribution, content and operation generally of applications and experiences on such operating systems and stores. Each provider of these operating systems and stores has broad discretion to change and interpret its terms of service and policies with respect to our platform and any such changes, which may be driven by many factors, including increased competition, may be unfavorable to us and our customers’ use of our platform. If we were to violate, or an operating system provider or application store believes that we have violated, its terms of service or policies, that operating system provider or application store could limit or discontinue our access to its operating system or store. In some cases, these terms of service or policies may not be clear or our interpretation of the requirements may not align with the interpretation of the operating system provider or application store, which could lead to inconsistent enforcement of these terms of service or policies against us. Any limitation or discontinuation of our access to any third-party platform or application store could adversely affect our business, financial condition or results of operations.

Additionally, in order to deliver a high-quality mobile experience for our customers, it is important that our products and services work well with a range of mobile technologies, products, systems, networks, hardware and standards that we do not control, and that we have good relationships with mobile operating system partners, device manufacturers and mobile carriers. We may not be successful in maintaining or developing relationships with key participants in the mobile ecosystem or in developing products that operate effectively with these technologies, products, systems, networks or standards. In the event that it is more difficult for our customers to access and use our mobile platform, or if our customers choose not to access or use our mobile platform on their mobile devices or use mobile products that do not offer access to our mobile platform, our customer growth and engagement could be harmed. The risks associated with our dependency on our mobile application may be exacerbated by the frequency with which customers change or upgrade their devices. In the event customers choose devices that do not already include or support our platform or do not install our mobile apps when they change or upgrade their devices, our customer engagement may be further harmed.

Any acquisition, partnership or joint venture that we make or enter into could disrupt our business and harm our financial condition and results of operations.

As part of our growth strategy, we intend to continue to evaluate opportunities to acquire, or form partnerships or joint ventures with, businesses, technologies, services and products as such opportunities arise. In June 2021, for example, we acquired the Easynvest Companies, and in 2020 we acquired Cognitect, and we may enter into other strategic transactions or arrangements in the future. We may not, however, be able to identify appropriate acquisition, partnership or joint venture targets in the future, and our efforts to identify such targets may result in a loss of time and financial resources. In addition, we may not be able to successfully negotiate or finance such future acquisitions, partnerships or joint ventures successfully or on favorable terms, or to effectively integrate acquisitions into our current business, and we may lose customers or personnel as a result of any such strategic transaction (in particular the customers and personnel of an acquired business). The process of integrating an acquired business, technology, service or product into our business may divert management’s attention from our core business, and may result in unforeseen operating difficulties and expenditures and generate unforeseen pressures and strains on our organizational culture. Moreover, we may be unable to realize the expected benefits, synergies or developments that we initially anticipate from such a strategic transaction.

Financing an acquisition or other strategic transaction could result in dilution to existing shareholders from issuing equity securities or convertible debt securities, or a weaker balance sheet from using cash or incurring debt, and equity or debt financing may not be available to us on favorable terms, if at all. In addition, in connection with an acquisition, it is possible that the goodwill that has been attributed, or may be attributed, to the target may have to be written down if the valuation assumptions are required to be reassessed as a result of any deterioration in the underlying profitability, asset quality and other relevant matters. There can be no assurance that we will not have to write down the value attributed to goodwill in the future, which would adversely affect our results of operations and net assets.

Furthermore, we may be unable to complete a proposed transaction if we are unable to obtain required regulatory approvals, which may include approval by the Central Bank of Brazil or Brazil’s Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica, or “CADE”), or other applicable regulatory authorities in the various jurisdictions in which we or a potential acquisition target operate. Even if we are able to obtain regulatory approval, such approval could be subject to certain conditions, which could prevent us from competing for certain customers or in certain lines of business. In addition, we may face contingent liabilities in connection with our acquisitions and joint ventures, including, among others, (1) judicial or administrative proceeding or contingencies relating to the company, asset or business acquired, including civil, regulatory, tax, labor, social security, environmental and intellectual property proceedings or contingencies; and (2) financial, reputational and technical issues, including with respect to accounting practices, financial statement disclosures and internal controls, as well as other regulatory or compliance matters, all of which we may not have identified as part of our due diligence process and that may not be sufficiently indemnifiable under the relevant acquisition or joint venture agreement. We cannot guarantee that any acquisition, partnership or joint venture we make will not have a material adverse effect on our business, financial condition and results of operations.

Substantial and increasingly intense competition within our industry may harm our business, financial condition, results of operations, and prospects.

The Latin American market for financial services, and in particular the Brazilian, Mexican and Colombian financial services markets, have become increasingly competitive in recent years. We face significant competition from traditional Brazilian, other Latin American and international banks and other neobanks, payment services providers, investment advisors and brokers, in addition to other new financial technology companies, startups and non-financial companies operating in certain segments of the financial services industry in which we operate. We expect competition to intensify in the future, both as emerging technologies continue to enter the marketplace and as large financial incumbents increasingly seek to innovate the services that they offer that compete with our platform.

Specifically, we face competition in the consumer credit, investment, payments and insurance segments. Our main competitors in the Brazilian consumer credit space include Itaú Unibanco S.A., Banco Bradesco S.A., Banco Santander S.A., Banco Caixa Econômica Federal S.A. and Banco do Brasil S.A. In the Brazilian investment segment, in addition to certain of our competitors in the consumer credit space, our main competitors include Banco BTG Pactual S.A., Banco Inter S.A. and XP Inc. In the Brazilian payments space, in addition to certain of our competitors in the consumer credit and investment spaces, we face competition from MercadoPago.com Representações Ltda., PicPay Serviços S.A., PagSeguro Digital Ltd. and StoneCo Ltd., among others. In addition to existing competition, new competitors may enter the market or existing competitors may offer new or expand existing products or services.

Many of our competitors, in particular traditional banks or competitors that are affiliated with traditional banks, have substantially greater financial, operational and marketing resources than we do. Accordingly, these competitors may be able to offer more extensive or enhanced products and services to customers, or offer such products and services at more attractive rates (including more attractive rates on deposits and rates on loans) or on better terms. As a result, we may be forced to increase our deposit rates, or lower the rates we charge for loans or the fees we charge for other services, or devote significant financial resources to our marketing efforts or developing customized products and services that customers demand, in order to maintain and expand our market share. If this were to occur, we would need to enhance cost control to maintain our margins, and if we are unable to control our costs, our margins and results of operations may be adversely affected. In particular, we have relied primarily on low-touch organic methods of customer acquisition, including an unpaid direct referral method. However, this method of customer acquisition may not be as productive as we would like going forward and could put us at a competitive disadvantage compared to competitors with high-touch customer acquisition models or greater marketing resources. If we are unable to acquire customers through our low-touch organic methods, we may have to increase our marketing investments, or could be unable to grow our revenue and our operating results could be adversely affected.

In addition, certain of our competitors in certain product areas and markets may not be subject to the same regulatory requirements that we are. For example, due to the volume of our payment transactions, we were required to obtain authorization from the Central Bank of Brazil to conduct our business as an issuer of post-paid payment instruments (emissor de instrumento de pagamento pós-pago) and an issuer of electronic currency (emissor de moeda eletrônica), while certain other payment or financial institutions, including certain competitors, can operate without such authorization so long as their payment volume remains below certain thresholds. Further, as a regulated payment institution, our subsidiary Nu Pagamentos is required to comply with a set of regulations that is not applicable to non-regulated payment institutions, including minimum equity capital, minimum net equity, compulsory segregation of customers’ funds maintained in payment accounts, internal controls and cybersecurity requirements, among others. In addition, our subsidiary Nu Financeira, a Brazilian financial institution, has undertaken a commitment before the Central Bank of Brazil to operate with a Basel minimum capital adequacy ratio of 14.0% until 2022, which is a higher capital ratio than those applicable to most other financial institutions operating in Brazil. See “Regulatory Overview” for more information about capital adequacy and other regulatory requirements applicable to us and our operating subsidiaries. As a result, our competitors who are not subject to similar regulatory requirements may be able to offer products and services at lower costs, which could put pressure on the pricing and terms that we offer and, as a result, our profit margins.

Further, competition in the financial services industry in Brazil and certain other Latin American markets (including Mexico and Colombia) has increased, both as a result of recent consolidations among financial institutions in such markets, adversely affecting the ability of new market entrants to access material amounts of equity capital, and as a consequence of changes in regulations that (i) increased the ability of customers to switch between financial institutions, (ii) enabled financial institutions to access the financial and personal information of customers, and (iii) established rules for an instant payment arrangement. For example, on May 4, 2020, the CMN and the Central Bank of Brazil implemented the Open Financial System, or “open banking,” in Brazil to facilitate the new market entrants’ access to the financial markets as well as to encourage competition between financial institutions. In particular, the implementing regulations make available to various participants in the Brazilian financial system data relating to customers (where consented to) and services of financial institutions. If we participate in open banking, we will be required to share standardized data related to our customers, service channels, products and services, which would make it easier for other market participants to compete with us. Mexico and Colombia are likewise in the process of implementing an open banking system. Further implementation of open banking may intensify competition in the industry, as the sharing of information between institutions may make it easier for competitors to offer better credit terms and conditions, enabling customers to move such financial obligations from our platform to other competing platforms, which would adversely affect our interest income and therefore our results of operations.

In addition, on November 16, 2020, the Central Bank of Brazil launched the instant payment system, or “PIX,” and the Instant Payment System, or “SPI,” which enable electronic fund transfers in real time around the clock. This ecosystem promotes innovation of the existing payment infrastructure. Although the regulations relating the PIX and SPI ecosystems are subject to further developments from time to time, such initiatives may promote greater competition in the industry, and could cause customers to transition away from the solutions we offer, towards PIX or

SPI solutions. In particular, PIX is expected to make processing payments faster and less expensive, fostering additional competition and allowing new entrants to join the market, while also serving as a significant source of data that will contribute to the ongoing transformation of the financial industry in Brazil. Such developments could therefore materially and adversely affect our business and results of operations.

If we are unable to successfully compete, the demand for our platform, products and services could stagnate or substantially decline, and we could fail to retain or grow the number of customers using our platform, which would materially and adversely affect our business, results of operations, financial condition and prospects.

Our hedging strategy may not be able to prevent losses.

We use a range of strategies and instruments, including entering into derivative and other transactions, to hedge our exposure to market, credit and operational risks. Nevertheless, we may not be able to hedge all risks to which we are exposed, whether partially or in full, and the hedging strategies and instruments on which we rely may not achieve their intended purpose. Any failure in our hedging strategy or in the hedging instruments on which we rely could result in losses to us and have a material adverse effect on our business, financial condition and results of operations. In addition, our decision to not hedge our foreign exchange exposure originated by our investments in Brazil, Colombia and Mexico could negatively harm our financial condition and results of operations.

Financial instruments, including derivative instruments, securities and cash and cash equivalents that are substantially composed of securities, represented 60.9% and 66.9% of our total assets as of September 30, 2021 and December 31, 2020, respectively. Any realized or unrealized future gains or losses from our investments or hedging strategies could have a significant impact on our income. These gains and losses, which we account for when we sell or assess the fair value of investments in financial instruments, can vary considerably from one period to another. If, for example, we enter into derivatives transactions to protect ourselves against decreases in interest rates and interest rates instead increase, we may incur financial losses. We cannot forecast the amount of gains or losses in any future period, and the variations experienced from one period to another do not necessarily provide a meaningful forward-looking reference point. Gains or losses in our investment portfolio may create volatility in revenue levels, and we may not earn a return on our consolidated investment portfolio, or on a part of the portfolio in the future, and any losses on our securities and derivative financial instruments could materially and adversely affect our income and financial condition. In addition, any decrease in the value of our investment and derivatives portfolios may result in a decrease in our capital ratios, which could impair our ability to engage in lending activity at the levels we currently anticipate.

Such derivative transactions also subject us to market, credit and operational risks, including basis risk (the risk of loss associated with variations in the spread between the asset yield and the funding or hedge cost) and credit or default risk (the risk of insolvency or other inability of the counterparty to a particular transaction to perform its obligations thereunder). Further, the execution and performance of these transactions depend on our ability to maintain adequate control and administration systems. Our ability to adequately monitor, analyze and report derivative transactions continues to depend, largely, on our information technology systems. These factors further increase the risks associated with these transactions.

Liquidity and funding risks are inherent in our business. Because our principal sources of funds are short-term deposits, a sudden shortage of funds would heighten our liquidity risk and increase our costs of funding.

Liquidity risk is the risk that we either do not have available sufficient financial resources to meet our obligations as they become due or can secure them only at excessive cost. This risk is inherent in our business and can be heightened by a number of factors, including over-reliance on a particular source of funding, changes in credit ratings or market-wide phenomena such as market dislocation. Constraints in the supply of liquidity, including in interbank lending, can materially and adversely affect the cost of funding our business, and extreme liquidity constraints may affect our current operations, our growth potential and our ability to fulfill regulatory liquidity requirements.

We currently rely primarily on retail deposits as our main source of funding. As of September 30, 2021, we had US$8.1 billion of retail deposits, 93.8% of which were payable on demand, while we had US$8.6 billion of cash and cash equivalents and securities, composed substantially of liquid government bonds. The ongoing availability of funding through retail deposits is sensitive to a variety of factors beyond our control, including general economic conditions, the confidence of retail depositors in the economy, in the financial services industry and in us, the availability and extent of deposit guarantees and competition for deposits between banks or with other products. Any of these factors could significantly increase the amount of retail deposit withdrawals that we experience in a short period of time, thereby reducing our ability to access retail deposit funding on economically appropriate and reasonable terms, or at all, in the future. This would have a material adverse effect on our results of operations, financial condition and prospects.

Increases in our costs of funding would also increase our liquidity risk. Our cost of obtaining funds is directly related to prevailing interest rates and to our credit spreads, with increases in these factors increasing our cost of funding. Credit spread variations are market driven and may be influenced by market perceptions of our creditworthiness. Changes to interest rates and our credit spreads occur continuously and may be unpredictable and highly volatile. Disruption and volatility in the global financial markets could have a material adverse effect on our ability to access capital and liquidity on financial terms acceptable to us, or at all. In the event of a sudden or unexpected shortage of funds in the banking system, we cannot guarantee that we will be able to maintain levels of funding without incurring high funding costs, a reduction in the term of funding instruments or the liquidation of certain assets, which would materially adversely affect our business. Further, if the supply of retail deposits decreases or ceases to become available, we may be forced to raise the rates we pay on deposits, with a view to attracting more customers, and if retail deposits become excessively expensive, we may be forced to sell assets, potentially at depressed prices. The persistence or worsening of these adverse market conditions or an increase in base interest rates could have a material adverse effect on our ability to access liquidity and could increase our cost of funding, which would adversely affect our results of operations and financial condition.

Our ability to manage our funding base may also be affected by changes in regulation, including the compulsory reserve requirements applicable to our operating subsidiaries in Brazil. For more information on Brazil’s compulsory reserve requirements, see “—Risks Relating to Regulatory Matters and Litigation—Increases in reserve, compulsory deposit, minimum capital and contributions to deposit insurance requirements may have a material adverse effect on us.”

Changes in market and economic conditions could adversely affect our loan portfolio and decrease the demand for our products and services.

The financial markets, and in turn the financial services industry, are affected by many factors, such as U.S. and foreign economic conditions and general trends in business and finance that are beyond our control, which could be adversely affected by changes in the equity or debt marketplaces, unanticipated changes in currency exchange rates, interest rates, inflation rates, the yield curve, financial crises, war, terrorism, natural disasters and other factors that are difficult to predict. A severe or prolonged downturn or periods of market turmoil in the U.S., Brazilian, Mexican, Colombian or international financial markets (or in other foreign markets in the jurisdictions in which we currently or may in the future operate) could materially and adversely affect the liquidity, credit ratings, businesses and financial conditions of our borrowers, which could in turn increase our non-performing loan ratios, impair our loan and other financial assets and result in decreased demand for borrowings in general. Specifically, we have credit exposure to borrowers which have entered or may shortly enter into insolvency or similar proceedings. We may experience material losses from this exposure. In addition, investments may lose value and our investment customers may choose to withdraw assets or transfer them to investments that they perceive to be more secure, which would adversely affect our income and liquidity positions. For more information on the effect of economic conditions on consumer behavior and demand for our products and services, see “—Our results of operations and operating metrics may fluctuate, and we have generated and may continue to generate losses, which may cause the market price of our Class A ordinary shares and BDRs to decline.” Any downturn in financial markets could have a material adverse effect on our results of operations, financial condition or business.

We may not be able to generate sufficient cash to service our indebtedness and may be forced to take other actions to satisfy our obligations under the terms of our indebtedness, which may not be successful.

As of September 30, 2021, we had total indebtedness of US$182.5 million (comprising US$12.5 million in instruments eligible as capital, US$134.4 million in borrowings and financing, US$26.8 million in securitized borrowing and US$8.8 million in lease liabilities). Our ability to make scheduled payments on or to refinance our indebtedness depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal and interest on our indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay acquisitions and capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. Our existing credit facilities contain restrictive covenants, including customary limitations on the incurrence of certain indebtedness and liens. Our ability to comply with these covenants may be affected by events beyond our control, and breaches of these covenants could result in a default under our credit facilities and any future financing agreements into which we may enter, which in turn could cause our outstanding indebtedness under our credit facilities and any future financing agreements that we may enter into under these terms to become immediately due and payable.

In addition, any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis could harm our ability to incur additional indebtedness. In the absence of sufficient cash flows and capital resources, we would face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for more information. Any of these circumstances could adversely affect our results of operations, financial condition or business.

Our holding company structure makes us dependent on the operations of our subsidiaries.

As a holding company, our corporate purpose is to invest, as a partner or shareholder, in other companies, consortia or joint ventures in Brazil, Mexico and Colombia, where most of our operations are located, and outside of these jurisdictions. Accordingly, our material assets are our direct and indirect equity interests in our subsidiaries, and we are therefore dependent upon the results of operations of and, in turn, the payments, dividends and distributions from, our subsidiaries for funds to pay our operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A ordinary shares or BDRs. We may be required to pay taxes on distributions made by our operating subsidiaries to us under the local laws applicable to such subsidiaries. For example, the Brazilian house of representatives recently approved proposed legislation (Projeto de Lei 2,337/21) that anticipates repealing the existing income tax exemption on the distribution of dividends and imposing an assessment of income taxes on the distribution of dividends, and that applicable taxes on the payment of interest on shareholders’ equity may be increased in the future. The proposed legislation has not yet been approved by the Brazilian senate and remains subject to amendment. Any imposition of or increases in the taxation on the distribution of dividends (or similar payments or distributions, such as interest on shareholders’ equity) may adversely affect us.

In addition, the payments, dividends and distributions from our subsidiaries to us for funds to pay future cash dividends or distributions, if any, to holders of our Class A ordinary shares or BDRs could be restricted under financing arrangements that we or our subsidiaries may enter into in the future, and such subsidiaries may be required to obtain the approval of lenders to make such payments to us. Furthermore, we may be adversely affected if the governmental authorities of the jurisdictions in which we operate impose legal restrictions on dividend distributions by our local subsidiaries, and exchange rate fluctuations will affect the U.S. dollar value of any distributions our subsidiaries make with respect to our equity interests in those subsidiaries.

Specifically, in Brazil, on May 29, 2020, in response to the ongoing uncertainty relating to the economic effects of the COVID-19 pandemic, the Central Bank of Brazil issued CMN Resolution No. 4,820/2020, or “CMN Resolution No. 4,820.” CMN Resolution No. 4,820 prohibits financial institutions and other institutions authorized to operate by the Central Bank of Brazil, including Nu Financeira, Nu DTVM and NuInvest, to make dividend distributions in relation to the 2020 fiscal year beyond the minimum legal requirement or the minimum threshold established in such institutions’ organizational documents. Although this restriction applies only to the 2020 fiscal year, the Brazilian monetary authorities could expand the restriction to the following fiscal years depending on the impacts of the COVID-19 pandemic.

We rely on the Mastercard payment scheme to process our transactions. If we fail to comply with the applicable requirements of the Mastercard payment scheme, Mastercard could seek to fine us, suspend us or terminate our registration, which would have a material adverse effect on our business, financial condition and results of operations.

We rely on payment schemes to process our transactions, and a significant source of our revenue comes from processing transactions through the Mastercard payment scheme. We must pay a fee for this service, and from time to time, the payment schemes may increase the fees that they charge for each transaction using one of their cards, subject to certain limitations.

Payment networks establish their own rules and standards that allocate liabilities and responsibilities among the payment networks and their participants. These rules and standards, including the Payment Card Industry Data Security Standard, govern a variety of areas, including how consumers and customers may use their cards, the security features of cards, security standards for processing, data protection and information security and allocation of liability for certain acts or omissions, including liability in the event of a data breach. The payment schemes routinely update and modify their requirements; the payment card networks could adopt new operating rules or interpret or reinterpret existing rules that we or our processors might find difficult or even impossible to follow or costly to implement. These changes may be made for any number of reasons, including as a result of changes in the regulatory environment, to maintain or attract new participants or to serve the strategic initiatives of the networks, and may impose additional costs and expenses on or be disadvantageous to us. Such changes may impact our ongoing cost of doing business, and we may not, in every circumstance, be able to pass through such costs to our customers. For example, changes in the payment card network rules regarding chargebacks may affect our ability to dispute chargebacks and the amount of losses we incur from chargebacks. If we fail to make such changes or otherwise resolve the issue with the payment card networks, the networks could disqualify us from processing transactions if satisfactory controls are not maintained, which would have a material adverse effect on our business, financial condition and results of operations.

We are subject to audit by the payment networks to ensure compliance with applicable rules and standards, and may be directly liable to the payment card networks for rule violations. If we do not comply with the payment scheme requirements, the payment schemes could seek to fine us, suspend us or terminate our registrations that allow us to process transactions on their schemes, and we could lose our ability to make payments using virtual cards or any other payment form factor enabled by the network. If we are unable to recover amounts relating to fines from or pass through costs to our customers or other associated participants, we would experience a financial loss. The termination of our registration due to failure to comply with the applicable requirements of the Mastercard payment scheme, or any changes in the payment scheme rules that would impair our registration, could require us to stop using the Mastercard payment scheme to process our transactions, which would have a material adverse effect on our business, financial condition and results of operations.

We may require additional capital in the future, which may not be available on acceptable terms or at all.

In the future, we may need to raise additional capital to fund our expansion (organically or through strategic acquisitions), to develop new or enhanced services or products or to respond to competitive pressures, or to comply with regulatory capital adequacy requirements discussed in “Regulatory Overview—Brazil—Other Rules—Corporate Capital and Limits of Exposure.” Such financing may not be available on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our expansion, take advantage of acquisition opportunities, develop or enhance services or products or respond to competitive pressures, which would have a material adverse effect on our business, results of operations and financial condition. If we raise additional funds through the issuance of equity or convertible debt securities, our shareholders will experience dilution and the securities that we issue may have rights, preferences and privileges senior to those of our Class A ordinary shares, and the market price of our Class A ordinary shares and BDRs could decline. Any additional funds raised through debt financing will likely require our compliance with restrictive covenants that impose operating and financial restrictions on us, including restrictions on our ability to incur additional indebtedness, create liens, make acquisitions, dispose of assets and make restricted payments, among others. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness” In addition, such indebtedness may require us to maintain certain financial ratios. These restrictions may limit our ability to obtain future financings, to withstand a future downturn in our business or the economy in general, or to otherwise conduct necessary corporate activities. A breach of any such covenant would likely result in a default under the applicable agreement, which, if not waived, could result in acceleration of the indebtedness outstanding.

The COVID-19 pandemic has materially impacted, and is expected to continue to materially impact, our business, key metrics and results of operations in volatile and unpredictable ways.

Occurrences of epidemics or pandemics, depending on their scale, may cause different degrees of disruption to the regional, state and local economies in which we offer our products and services. While the COVID-19 pandemic in Brazil, Mexico, Colombia and worldwide will likely continue to adversely impact national and global economies, the full extent of the impact of the pandemic on our business, key metrics and results of operations depends on future developments that are uncertain and unpredictable, including the duration, severity and spread of the pandemic, its impact on capital and financial markets and any new information that may emerge concerning the virus, vaccines or other efforts to control the virus.

As a result of the COVID-19 pandemic, we have transitioned to an almost fully remote work environment and we may continue to operate on a significantly remote and dispersed basis for the foreseeable future. This remote and dispersed work environment could have a negative impact on the execution of our business plans and operations. For example, if a natural disaster, power outage, connectivity issue, or other event occurred that impacted our employees’ ability to work remotely, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. Further, as the COVID-19 pandemic continues, we may experience disruptions if our employees or our third-party service providers’ employees become ill and are unable to perform their duties, and our operations, Internet or mobile networks, or the operations of one or more of our third-party service providers, is impacted. The increase in remote working may also result in customer privacy, IT security and fraud vulnerabilities, which, if exploited, could result in significant recovery costs and harm to our reputation. Transitioning to a fully or predominantly remote work environment and providing and maintaining the operational and infrastructure necessary to support a remote work environment also present significant challenges to maintaining our corporate culture, including employee engagement and productivity, both during the immediate pandemic crisis and beyond.

Further, the COVID-19 pandemic has caused substantial changes in consumer behavior, restrictions on business and individual activities and high unemployment rates, which have led to reduced economic activity. Extraordinary actions taken by international, federal, state and local public health and governmental authorities to contain and combat the outbreak and spread of COVID-19 in regions throughout the world, such as travel bans, quarantines, “stay-at-home” orders, suspension of interest accrual and similar mandates for many individuals and businesses to substantially restrict daily activities, have caused and may continue to cause a decrease in consumer activity generally.

In addition, we experienced declining Purchase Volume during periods impacted by the COVID-19 pandemic when economic activity declined and when we implemented a more restrictive credit policy due to reduced consumer income and economic uncertainty, reducing purchase volume per customer, and consequently reducing Monthly ARPAC. Specifically, we saw decreases in the purchase volume of our card operations in the first half of 2020, a trend that has progressively reversed since the end of 2020. Moreover, during the beginning of the COVID-19 pandemic, we saw a temporary increase in our delinquency levels, in line with market trends, after which we calibrated our underwriting models, and by the end of 2020, our levels had improved relative to our own pre-COVID-19 delinquency levels. However, the COVID-19 pandemic may have a negative impact on our ability to accurately estimate consumers delinquency levels based on internal credit scoring systems. Extraordinary income-substitution policies undertaken by federal, state and local governmental authorities may have masked the true level of consumer income deterioration or behavior in the markets in which we operate. As a result, the effectiveness of our consumer credit models may suffer in the future.

We have also seen significant and rapid shifts in the traditional models of banking and commerce as the pandemic has evolved. Although we believe our business has been positively impacted to some extent by several trends related to the COVID-19 pandemic, including the increased need or willingness of consumers to adopt virtual banking, we cannot predict whether these trends will continue if and when the pandemic begins to subside, restrictions ease, and the risk and barriers associated with in-person commerce decrease. As of the date of this prospectus, we have been and are currently able to deliver substantially all of our services remotely and therefore our operations have not been materially or negatively impacted by the COVID-19 pandemic. However, we cannot predict if, and to what extent, our business, results of operations, financial condition and liquidity will be impacted by the COVID-19 pandemic in the future, including regional or global outbreaks, or by national or international aftershocks of the pandemic once controlled, including a recession, slowdown of the economy or increase in unemployment levels. Further, if the COVID-19 pandemic adversely affects our business, results of operations, financial condition and liquidity in the future, many of the other risks described in this “Risk Factors” section may be heightened.

Risks Relating to Intellectual Property, Privacy and Cybersecurity

Unauthorized disclosure of sensitive or confidential customer information or our failure or the perception by our customers that we failed to comply with privacy laws or properly address privacy concerns could harm our reputation, business, financial condition and results of operations.

We collect, store, handle, transmit, use and otherwise process certain personal information and other customer data in our business. A significant risk associated with our operations is the secure transmission of confidential information over public networks. The perception of privacy concerns, whether or not valid, may harm our business and results of operations. We must ensure that all collection, use, storage, dissemination, transfer, disposal and other processing of data for which we are responsible comply with relevant data protection and privacy laws. The protection of our customer, employee and company data is critical to us. We rely on commercially available systems, software, tools and monitoring to provide secure processing, transmission and storage of confidential customer information, such as credit card and other personal information. Despite the security measures we have in place, our facilities and systems, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors or other similar events. Any security breach, or any perceived failure involving the misappropriation, loss or other unauthorized disclosure of confidential information, as well as any failure or perceived failure to comply with laws, policies, legal obligations or industry standards regarding data privacy and protection, whether by us or our vendors, could damage our reputation, expose us to litigation risk and liability, subject us to negative publicity, disrupt our operations and harm our business. Our security measures may fail to prevent security breaches, which could harm our business, financial condition and results of operations.

Unauthorized disclosure of, improper access to, or destruction or modification of data through cybersecurity breaches, computer viruses or otherwise, or disruptions to our systems or services, could expose us to liability, protracted and costly litigation and damage our reputation.

Our business involves the collection, storage, transmission and other processing of customers’ personal data, including names, addresses, identification numbers, account numbers, account balances, loan positions and trading and investment portfolio information. We also have arrangements in place with certain third-party service providers that require us to share certain customer information. Our and such third parties’ ability to protect such personal data and customer information is dependent on our ability to prevent cybersecurity breaches and unauthorized access and disclosure.

An increasing number of organizations, including large customers and businesses, other large technology companies, financial institutions and government institutions have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks, including on portions of their websites, networks or infrastructure, or those of third parties who provide services to them. Information security risks for financial and technology companies such as ours in particular have significantly increased recently, in part because of new technologies, the use of the Internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions and the increased sophistication and activities of organized crime, hackers, terrorists and other external parties. For example, in 2020, we experienced a phishing attack that compromised two Nu employee corporate accounts and resulted in an unauthorized disclosure of an immaterial amount of confidential data (though it did not result in direct financial losses or harm our strategic plans or business operations or legal proceedings). Because of our position in the payments value chain, we believe that we are likely to continue to be a target of such threats and attacks. In addition, due to the size and complexity of our technology platform and services, the amount of personal data and other data that we store and the number of customers, employees and third-party providers with access to personal data and other data, we may be the target of a variety of intentional and inadvertent cybersecurity attacks and other security-related incidents and threats, which could result in a material adverse effect on our reputation, business, financial condition and results of operation.

The techniques used to obtain unauthorized, improper or illegal access to our systems, our data or our customers’ data, to disable or degrade service, or to sabotage systems are constantly evolving may be difficult to detect quickly and often are not recognized until launched against a target. Unauthorized parties may attempt to gain access to our systems or facilities through various means, including, among others, hacking into our systems or those of our customers, partners or vendors, attempting to fraudulently induce our employees, customers, partners, vendors or other users of our systems into disclosing usernames, passwords, payment card information or other sensitive information, which may in turn be used to access our information technology systems, or installing malicious software. Certain efforts may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect.

Although we have developed systems and processes that are designed to protect our networks, applications, accounts and the confidentiality, integrity and availability of data and customer data and our information technology systems and to prevent data loss and other security breaches, and expect to continue to expend significant additional resources to bolster these protections, these security measures cannot provide absolute security and there can be no assurance that our safety and security measures (and those of our third-party providers) will prevent damage to, or interruption or breach of, our information systems and operations. Our information technology and infrastructure may be vulnerable to cyberattacks or security breaches, and third parties may be able to access our customers’ personal or proprietary information and card data that are stored on or accessible through those systems. In addition to traditional computer “hackers,” malicious code (such as viruses and worms), phishing, ransomware, social engineering attacks, unauthorized access or misuse and denial-of-service attacks, sophisticated criminal networks as well as nation-state and nation-state supported actors now engage in attacks, including advanced persistent threat intrusions. Our security measures may also be breached due to human error, malfeasance, fraud or malice on the part of employees, accidental technological failures, system errors or vulnerabilities, or other irregularities. Further, as a consequence of the COVID-19 pandemic, nearly all of our employees are working remotely, which may cause heightened vulnerability to cyberattacks across our business and those of our service providers. In the event our or our third-party providers’ protection efforts are unsuccessful and our systems or solutions are compromised, we could suffer substantial harm.

Our Audit and Risk Committee has oversight responsibilities over cybersecurity risk management and meets at least quarterly with our management to discuss financial and non-financial risks and internal controls, including information security and cybersecurity matters and our cybersecurity program. In particular, our Audit and Risk Committee is involved in the oversight of our cybersecurity policies and procedures and is periodically updated on material cybersecurity risks and cybersecurity issues, if any, by management. Our Audit and Risk Committee also communicates with our independent audit firm regarding their annual audit procedures. Nevertheless, there can be no assurance that we can prevent service interruptions or security breaches in our systems or the unauthorized or inadvertent wrongful use or disclosure of confidential information that could adversely affect our business operations or result in the loss, misappropriation or unauthorized access to or use or disclosure of, or the prevention of access to, confidential information.

Any actual or perceived cybersecurity attacks, security breaches, phishing attacks, ransomware attacks, computer malware, computer viruses, computer hacking attacks, unauthorized access, coding or configuration errors or similar incidents experienced by us or our third-party service providers could interrupt our operations, result in our systems or services being unavailable, result in the loss, compromise corruption or improper disclosure of data or personal data, subject us to regulatory or administrative investigations and orders, litigation, disputes, sanctions, indemnity obligations, damages for contract breach or penalties for violation of applicable laws or regulations, impair our ability to provide our solutions and meet our customers’ requirements, materially harm our reputation and brand, result in significant legal and financial exposure (including customer claims), lead to loss of customer confidence in, or decreased use of, our products and services, and adversely affect our business, financial condition and results of operations. In addition, any breaches of network or data security at our customers, partners or third-party service providers (including data center and cloud computing providers) could have similar negative effects. We could be forced to expend significant financial and operational resources in response to a security breach, including repairing system damage, increasing security protection costs by deploying additional personnel and modifying or enhancing our protection technologies, investigating and remediating any information security vulnerabilities and defending against and resolving legal and regulatory claims, all of which could divert resources and the attention of our management and key personnel and materially and adversely affect our business, financial condition and results of operations.

Specifically, because we leverage third-party providers, including cloud, software, data center and other critical technology vendors to deliver our solutions to our customers, we rely heavily on the data security technology practices and policies adopted by these third-party providers. Such third-party providers have access to personal data and other data about our customers and employees, and some of these providers in turn subcontract with other third-party providers. Our ability to monitor our third-party providers’ data security is limited. A vulnerability in a third-party provider’s software or systems, a failure of our third-party providers’ safeguards, policies or procedures, or a breach of a third-party provider’s software or systems could result in the compromise of the confidentiality, integrity or availability of our systems or the data housed in our third-party solutions.

Many jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and others of security breaches involving certain types of data or information technology systems. Security compromises experienced by others in our industry, our customers, our third-party service providers or us may lead to public disclosures and widespread negative publicity. Any security compromise in our industry, whether actual or perceived, could erode customer confidence in the effectiveness of our security measures, negatively impact our ability to attract new customers, cause existing customers to elect not to renew or expand their use of our platform, services and products or subject us to third-party lawsuits, regulatory fines or other actions or liabilities, which could materially and adversely affect our business, financial condition and results of operations

Likewise, agreements with certain service providers may require us to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity, may cause our customers to lose confidence in the effectiveness of our security measures and require us to expend significant capital and other resources to respond to and alleviate problems caused by the actual or perceived security breach. Further, a data security compromise or operational disruption impacting us or one of our critical vendors, or system unavailability or damage due to other circumstances, may give rise to a customer’s right to terminate its contract with us. In these circumstances, it may be difficult or impossible to cure such a breach in order to prevent customers from potentially terminating their contracts with us. Furthermore, although our customer contracts typically include limitations on our potential liability, we cannot guarantee that such limitations of liability would be adequate.

Additionally, although we maintain insurance policies covering cyber-attacks, such policies may not be adequate to reimburse us for losses caused by security breaches, and we may not be able to collect fully, if at all, under these policies. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases in or the imposition of large deductible or co-insurance requirements, could adversely affect our business, financial condition and results of operations.

For information on the data protection and privacy laws and regulations to which we are subject and the risks associated therewith, see “Risks Relating to Regulatory Matters and Litigation—We are subject to costs and risks associated with enhanced or changing laws and regulations affecting our business, including those relating to data privacy, security and protection. Developments in these and other laws and regulations could harm our business, financial condition or results of operations.”

Claims by others that we infringe their proprietary technology or other rights could have a material and adverse effect on our business, financial condition and results of operations.

We may be subject to costly litigation in the event that third parties assert claims that our services or technology infringe, misappropriate or otherwise violate their intellectual property or proprietary rights. Third parties may have, or may eventually be issued, patents that could be infringed, misappropriated or otherwise violated by our services or technology, and any of these third parties could make a claim of infringement against us. As we face increasing competition and gain an increasingly high profile, the possibility of intellectual property rights claims against us grows. We may also be subject to claims by third parties for breach of copyright, trademark, license usage or other intellectual property rights. Any claim of infringement, misappropriation or other violation of intellectual property rights by a third party, even those without merit and regardless of the outcome, could cause us to incur substantial costs defending against the claim, distract our management from our business, require us to redesign or cease use of such intellectual property, pay substantial amounts to satisfy judgments or settle claims or lawsuits, pay substantial royalty or licensing fees, or satisfy indemnification obligations that we have with certain parties with whom we have commercial relationships. The outcome of any allegation is often uncertain. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, any claim of infringement, misappropriation or other violation of intellectual property rights by a third party, even those without merit and regardless of the outcome, may result in a limitation on our ability to use the intellectual property subject to these claims or could prevent us from registering our brands as trademarks. Additionally, in recent years, individuals and groups have been purchasing intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies like ours. Even if we believe that such claims are without merit, defending against such claims is time-consuming and expensive and could result in the diversion of the time and attention of our management and employees.

Claims of intellectual property infringement, misappropriation or other violation also might require us to redesign around such violated services, which may be expensive, time-consuming or infeasible, enter into costly settlement or license agreements, pay costly damage awards (including treble damages and attorneys’ fees if we are found to have willfully infringed a patent or other intellectual property right), change our brands or face a temporary or permanent injunction prohibiting us from commercializing, using, marketing or selling the violating technology, products or services or using certain of our brands. We may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments.

Claims that we have misappropriated the confidential information or trade secrets of third parties could similarly harm our business. If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement, misappropriation or violation claims against us, such payments, costs or actions could have a material adverse effect on our competitive position, business, financial condition and results of operations.

Additionally, in certain of our agreements with customers and other third parties, we agree to indemnify them for losses related to, among other things, claims by third parties of intellectual property infringement, misappropriation or other violation. From time to time, customers or other third parties have required, and may in the future require, us to indemnify them for such infringement, misappropriation or violation, breach of confidentiality or violation of applicable law, among other things. Although we normally seek to contractually limit our liability with respect to such obligations, some of these indemnity agreements may provide for uncapped liability and some indemnity provisions survive termination or expiration of the applicable agreement. Any legal claims from customers or other third parties could result in substantial liabilities and reputational harm, and could have adverse effects on our relationship with such customers and other third parties. Even if we have an agreement for indemnification against such costs, the indemnifying party, if any, may be unable to uphold its contractual obligations. Any of the foregoing could negatively impact our business, revenue and earnings.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand.

We believe the protection of our intellectual property, including our trademarks, patents, copyrights, domain names, trade dress, trade secrets, software and industrial designs, is critical to our success. We rely on, and expect to continue to rely on, a combination of contractual rights in various agreements with our employees, independent contractors, consultants and third parties with whom we have relationships, as well as trademarks and trade secrets in the United States, Brazil, Argentina, Mexico, Colombia and elsewhere internationally to establish and protect our intellectual property and proprietary rights, including technology. Third parties may challenge, invalidate, circumvent, infringe, misappropriate or otherwise violate our intellectual property and other proprietary rights, or such intellectual property may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages, which could result in costly redesign efforts, discontinuance of certain service offerings or other competitive harm. Others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property, and in such cases, we could not assert our intellectual property rights against such parties. Despite our efforts to protect our proprietary rights, there can be no assurance that our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to ours and compete with our business or to prevent unauthorized parties from copying aspects of our technology. For example, it is possible that third parties, including our competitors, may obtain patents that overlap or compete with our technology. If third parties obtain patent protection with respect to such technologies, they may assert that our technology infringes their patents and seek to charge us a licensing fee or otherwise preclude the use of our technology.

In addition to registered intellectual property rights such as trademark registrations, we rely on non-registered proprietary information and technology, such as trade secrets, confidential information, know-how and technical information. In order to protect our proprietary information and technology, we rely in part on nondisclosure and confidentiality agreements with parties who have access to them, including our employees, independent contractors, corporate collaborators, advisors and other third parties, which place restrictions on the use and disclosure of this intellectual property. We also enter into confidentiality and invention assignment agreements with our employees and consultants. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary information or otherwise developed intellectual property for us, including our technology and processes. Individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property. Additionally, these agreements may be insufficient or breached, or otherwise fail to prevent unauthorized use or disclosure of our confidential information, intellectual property or technology, and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. As a result, our intellectual property, including trade secrets, may be disclosed or become known to our competitors, which could cause us to lose any competitive advantage resulting from this intellectual property. Additionally, to the extent that our employees, independent contractors or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Further, we may be unable to obtain trademark protection for our technologies and brands, and our existing trademark registrations and applications, and any trademarks that may be used in the future, may not provide us with competitive advantages or distinguish our products and services from those of our competitors. In addition, our trademarks may be contested, circumvented or found to be unenforceable, weak or invalid, and we may not be able to prevent third parties from infringing or otherwise violating them.

We may have to litigate to enforce or determine the scope and enforceability of our intellectual property rights, trade secrets and know-how, which is expensive, could cause a diversion of resources and may not prove successful. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. An adverse outcome in such litigation or proceedings may expose us to a loss of our competitive position, expose us to significant liabilities or require us to seek licenses that may not be available on commercially acceptable terms, if at all. Further, we will not be able to protect our intellectual property rights if we are unable to enforce our rights, and effective intellectual property protection may not be available in every country in which we offer our products and services. The laws of certain countries where we do business or may do business in the future may not recognize intellectual property rights or protect them to the same extent as do the laws of the United States. In addition, any changes in, or unexpected interpretations of, intellectual property laws may compromise our ability to enforce our trade secret and intellectual property rights. Failure to obtain or maintain protection of our trade secrets or other proprietary information could harm our competitive position and materially and adversely affect our business, results of operations and results of operations.

Also, because of the rapid pace of technological change in our industry, aspects of our business and our services rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms or at all. See “—Our business and platform depend in part on intellectual property and proprietary rights and technology licensed from or otherwise made available to us by third parties. If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages and we could lose license rights that are critical to our business.” The loss of intellectual property protection, the inability to obtain third-party intellectual property or delay or refusal by relevant regulatory authorities to approve pending intellectual property registration applications could harm our business and ability to compete.

Our use of third-party open source software could negatively affect our ability to offer and sell our solutions and subject us to possible litigation.

Our solutions incorporate and are dependent to some extent on the use and development of third-party open source software, including in Java and Clojure programming language, and we intend to continue our use and development of open source software in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses and is typically freely accessible, usable and modifiable. Pursuant to such open source licenses, we may be subject to certain conditions, including requirements that we offer our proprietary software that incorporates open source software for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software and that we license such modifications or derivative works under the terms of the particular open source license. If an author or other third party that uses or distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the use or sale of our solutions that contained or are dependent upon the open source software and required to comply with the foregoing conditions, which could disrupt the distribution and sale of some of our products and services. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, any open source software or derivative works that we have developed using such software, which could include proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, which would put us at a competitive disadvantage, purchase a costly license (with binding clauses that restrict our ability to commercialize and develop the implicated products or services), or cease offering the implicated products or services unless and until we can re-engineer such source code in a manner that avoids infringement. This reengineering process could require us to expend significant additional research and development resources, and we may not be able to complete the re-engineering process successfully. Litigation could be costly for us to defend, have a negative effect on our financial condition and results of operations or require us to devote additional research and development resources to change the source code underlying our platform, products and services. The terms of many open source licenses to which we are subject have not been interpreted by courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide, or distribute the products or services related to, the open source software subject to those licenses. As there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, the potential impact of these terms on our business is uncertain and may result in unanticipated obligations regarding our solutions and technologies.

In addition to risks related to license requirements, use of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code, controls on the origin or development of the software, or remedies against the licensors. Many of the risks associated with usage of open source software cannot be eliminated and could adversely affect our business. Although we seek to comply with our obligations under the various applicable licenses for open source software, it is possible that we may not be aware of all instances where open source software has been incorporated into our proprietary software or used in connection with our solutions or our corresponding obligations under open source licenses. We do not have open source software usage policies or monitoring procedures in place. We rely on multiple software programmers to design our proprietary software and we cannot be certain that our programmers have not incorporated open source software into our proprietary software that we intend to maintain as confidential or that they will not do so in the future. To the extent that we are required to disclose the source code of certain of our proprietary software developments to third parties, including our competitors, in order to comply with applicable open source license terms, such disclosure could harm our intellectual property position, competitive advantage, financial condition and results of operations. In addition, to the extent that we have failed to comply with our obligations under particular licenses for open source software, we may lose the right to continue to use and exploit such open source software in connection with our operations and solutions, which could disrupt and adversely affect our business.

Our business and platform depend in part on intellectual property and proprietary rights and technology licensed from or otherwise made available to us by third parties. If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages and we could lose license rights that are critical to our business.

Our business and platform depend in part on intellectual property and proprietary rights and technology licensed from or otherwise made available to us by third parties and, in the future, we may enter into additional agreements that grant us valuable intellectual property licenses or rights to technology. If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages and we could lose license rights that are critical to our business.

Our business and our platform rely in part on certain intellectual property, including technologies, data, content and software developed and licensed to us by third parties, and in the future we may enter into additional agreements that provide us with licenses to valuable intellectual property or technology. If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights, and could prevent us from selling our products and services, or inhibit our ability to commercialize future products and services. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed intellectual property rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms.

In addition, our rights to certain technologies are licensed to us on a non-exclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including our competitors, on terms that may be superior to those offered to us, which would place us at a competitive disadvantage. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, the agreements under which we license intellectual property or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement.

Further, the licensed components may become obsolete, defective or incompatible with future versions of our services, relationships with the third-party licensors or technology providers may deteriorate, or our agreements with the third-party licensors or technology providers may expire or be terminated. Additionally, some of these licenses or other grants of rights may not be available to us in the future on terms that are acceptable, or at all, or that allow our platform, products and services to remain competitive. Our inability to obtain licenses or rights on favorable terms could have a material and adverse effect on our business and results of operations. Furthermore, incorporating intellectual property or proprietary rights licensed from or otherwise made available to us by third parties on a non-exclusive basis in our products or services could limit our ability to protect the intellectual property and proprietary rights in our services and our ability to restrict third parties from developing, selling or otherwise providing similar or competitive technology using the same third-party intellectual property or proprietary rights.

We seek to have all the necessary licenses and other grants of rights from third parties to use technology and software that we do not own. However, the licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on sales of our products and services. Such royalties are a component of the cost of our products or services and may affect the margins on our products and services. Further, a third party could allege that we are infringing its rights. Our failure to obtain necessary licenses or other rights on acceptable terms, or litigation or claims arising out of intellectual property matters, may harm or restrict our business. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Any such litigation or the failure to obtain any necessary licenses or other rights could adversely impact our business, financial position and results of operations.

Risks Relating to Regulatory Matters and Litigation

We are subject to extensive regulation and regulatory and governmental oversight as a digital banking platform and as a payment institution. Compliance with or violation of present or future regulations could be costly, expose us to substantial liability and force us to change our business practices, any of which could harm our business and results of operations.

Because we conduct the majority of our operations in Brazil, we are predominately subject to regulation under Brazilian law and by Brazilian authorities, some of which may be periodically amended or revoked. The Brazilian financial and payment markets and Brazilian financial and payment institutions are subject to extensive regulatory control by the Brazilian government, principally by the Central Bank of Brazil, the Brazilian Securities Commission

(Comissão de Valores Mobiliários, or the “CVM”), the Brazilian Monetary Council (Conselho Monetário Nacional, or the “CMN”), and the Brazilian stock exchange (B3 S.A. – Brasil, Bolsa, Balcão, or the “B3”), which, in each case, materially affects our business.

Because certain of our subsidiaries are financial services payment institutions in Brazil, our business is subject to Brazilian laws and regulations relating to electronic payments in Brazil, including Federal Law No. 12,865/13, as well as to financial services, including Federal Law No. 4,595/64 and Federal Law No. 6,385/76 and related rules and regulations issued by the CMN, the Central Bank of Brazil, the CVM and, once we become a public company in Brazil, the CVM and the B3 with regard to the rules related to public issuers. In addition, the activity of one of our subsidiaries as an insurance broker is subject to various laws and regulations in Brazil, such as Federal Law No. 4,595/64, Decree Law No. 73/66 and certain other rules and regulations issued by the National Private Insurance Council (Conselho Nacional de Seguros Privados, or the “CNSP”) and the Brazilian Superintendence of Private Insurance (Superintendência de Seguros Privados, or the “SUSEP”), among others.

The laws, rules, and regulations that govern our business include those relating to deposit-taking, cross-border and domestic money transmission, foreign exchange, payments services (such as payment processing and settlement services), consumer financial protection, tax, anti-money laundering and terrorist financing and rules relating to unclaimed property. Specifically, we are subject to anti-money laundering and terrorist financing laws and regulations in multiple jurisdictions that prohibit, among other things, involvement in transferring the proceeds of criminal or terrorist activities. We could be subject to liability and forced to change our business practices if we were found to be subject to, or in violation of, any laws or regulations impacting our ability to maintain a banking account in the countries where we operate, or if existing or new legislation or regulations applicable to financial institutions in the countries where we maintain a banking account were to result in banks in those countries being unwilling or unable to establish and maintain banking accounts for us. As regulated payment and financial institutions in Brazil, certain of our operating subsidiaries are subject to rules and regulations relating to minimum equity capital, minimum net equity and other regulatory capital requirements and reference equity, compulsory deposits and contributions, internal controls, anti-money laundering, know your customer obligations, sanctions, ombudsman and customer service, internal auditing, cybersecurity and bank secrecy, among others. See “Regulatory Overview” for a detailed description of the regulatory requirements applicable to us and our operating subsidiaries. In addition, as our business continues to develop and expand, we may become subject to additional rules and regulations, which may limit or change how we conduct our business.

These laws, rules and regulations are enforced by multiple authorities and governing bodies in Brazil, including the Central Bank of Brazil, the CVM and the CMN. In their supervisory roles, the Central Bank of Brazil, the CVM and the CMN seek to maintain the safety and soundness of financial and payment institutions with the aim of strengthening the protection of customers and the financial system. Their continuing supervision of financial and payment institutions is conducted through a variety of regulatory tools, including the collection of information by way of prudential returns, reports obtained from skilled persons, visits to firms and regular meetings with management to discuss issues such as performance, risk management and strategy. As a result, we face increased supervisory scrutiny (resulting in increasing internal compliance costs and supervision fees), and in the event of a breach of our regulatory obligations we are likely to face more stringent scrutiny and potentially significant fines.

Changes in regulations in Brazil and international markets in which we operate may expose us to increased compliance costs and limit our ability to pursue certain business opportunities or provide certain products and services. The regulation governing Brazilian payment and financial institutions is continuously evolving, including as a result of political, economic and social events, and the Central Bank of Brazil has reacted actively and extensively to developments in our industry. Specifically, Brazilian regulators frequently update prudential standards in accordance with the recommendations of the Basel Committee on Banking Supervision, in particular with respect to capital and liquidity, which could impose additional significant regulatory burdens on us, including additional and material capital requirements applicable to certain of our subsidiaries’ activities as payment institutions. For instance, Public Consultation No. 78 issued by the Central Bank of Brazil in December 2020 proposes a new set of rules aiming to harmonize the capital and prudential requirements applicable across payment services, such as the ones we provide through Nu Pagamentos. Our operations could also be adversely affected by changes with respect to restrictions on remittances abroad and other exchange controls as well as by interpretations of the law by courts and agencies in a manner that differs from our legal advisors’ opinions. There can be no assurance that future changes in regulations or in their interpretation or application will not have a material adverse effect on us.

The measures of the Central Bank of Brazil and the amendment of existing laws and regulations, or the adoption of new laws or regulations, could adversely affect our ability to provide loans, make investments or render certain financial and payment services. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have a material adverse effect on our business and results of operations. As some of the Brazilian banking laws and regulations have been recently issued or become effective, the manner in which those laws and related regulations are applied to the operations of financial and payment institutions is still evolving. Moreover, to the extent that these recently adopted regulations are implemented inconsistently in Brazil, we may face higher compliance costs. Furthermore, regulatory authorities have substantial discretion in how to regulate financial and payment institutions, and this discretion, and the regulatory mechanisms available to the regulators, have been increasing during recent years. Regulation may be imposed on an ad hoc basis by governments and regulators (such as caps on interchange fees or interest rates, which could negatively affect our business, financial condition and results of operations given the importance of consumer credit products to our revenue), and these ad hoc regulations may especially affect financial institutions that may be deemed to be systemically important.

Although we have a compliance program focused on applicable laws, rules and regulations and are continually investing in this program, in the event of non-compliance with laws or regulations, we may nonetheless be subject to fines or other penalties in one or more jurisdictions levied by federal, state or local regulators, as well as those levied by foreign regulators. In addition to fines, penalties for failing to comply with applicable rules and regulations could include significant criminal and civil lawsuits, including against our management and controlling shareholder, disgorgement of profits, forfeiture of significant assets, loss of required licenses or approvals or other enforcement actions, including insolvency proceedings instituted by the Central Bank of Brazil. Any disciplinary or punitive action by our regulators or failure to obtain required operating authorizations could seriously harm our business and results of operations. We could also be required to make changes to our business practices or compliance programs as a result of regulatory scrutiny. In addition, any perceived or actual failure to comply with applicable laws, rules and regulations could have a significant impact on our reputation and could cause us to lose existing customers, prevent us from obtaining new customers, require us to expend significant funds to remedy problems caused by non-compliance and to avert further non-compliance.

We also have operations outside of Brazil, including in Mexico and Colombia, along with information technology and business support operations in Argentina, Germany and the United States. In particular, in Mexico, our products are offered by both a financial institution (subject to the Popular Savings and Credit Law) and a commercial entity. Similar to financial entities in Brazil, financial entities in Mexico are subject to extensive regulation and the oversight of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria de Valores, or the “CNBV”). Mexican authorities have been reviewing the regulations applicable to financial entities (for example, the enactment of the Fintech Law in 2018) and closely supervise financial technology companies. Changes to these laws and other applicable laws and regulations (for instance, regarding customer onboarding) have been discussed by the Mexican regulators, and could materially affect our operations in Mexico. In Colombia, our credit card product is offered by a commercial entity that is subject to extensive regulation, including those governing consumer protection (namely Law No. 1,480 of 2011, Decree No. 1,074 of 2015 and the Sole Circular of the Industry and Trade Superintendence) and data protection (Law No. 1,581 of 2012). In addition, interest rates in Colombia are capped, as provided in the Colombian Commercial and Criminal Codes. Our activities in Colombia are subject to the supervision of the Industry and Trade Superintendence with regards to consumer relations, data protection and antitrust. Furthermore, the Colombian Financial Regulatory Unit, or the “URF,” intends to propose various changes to financial regulations that may be implemented in the future and affect our Colombian operations. Changes in these and other applicable laws or regulations in the countries in which we operate, or the adoption of new laws and related regulations, may require us to modify our business practices and may have an adverse effect on us.

Given the volume, granularity, frequency and scale of regulatory and other reporting requirements, we must maintain a clear data strategy to enable consistent data aggregation, reporting and management. Inadequate management information systems or processes, including those relating to risk data aggregation and risk reporting, could lead to a failure to meet regulatory reporting requirements or other internal or external information demands, and we may face supervisory measures as a result.

Certain ongoing legislative and regulatory initiatives under discussion by the Brazilian Congress, the Central Bank of Brazil and the broader payments industry may result in changes to the regulatory framework of the Brazilian payments and financial industries, which may have an adverse effect on our business and cause us to incur increased compliance costs.

In recent years, the Central Bank of Brazil issued several regulations related to the Brazilian payments market, aiming to increase the use of electronic payments, increase competitiveness in the sector, strengthen governance and risk management practices in the industry, encourage the development of new solutions and the differentiation of products to consumers and promote the increased use of electronic payment means. Such measures include the following regulations enacted by the Central Bank of Brazil: (i) Circular of the Central Bank of Brazil No. 3,887/2018, which establishes that interchange fees on domestic purchase transactions using debit cards (within the meaning of Central Bank of Brazil regulations, which does not include the debit cards that we currently offer) are subject to a cap of up to 0.8% on debit transactions, and that debit card issuers must maintain a maximum average interchange fee of 0.5%; (ii) Resolution of the Central Bank of Brazil No. 1/2020, which created the instant payment ecosystem; and (iii) Joint Resolution No. 1/2020, which governs the Open Financial System (Open Banking) initiative in Brazil. With regard to interchange fees, the Central Bank of Brazil launched on October 8, 2021 Public Consultation No. 89, or “Public Consultation 89/21,” which proposes to repeal Circular No. 3,887/2018 and impose a cap of 0.5% for interchange fees charged in domestic purchase transactions carried out using debit cards (including the debit cards that we currently offer). If the Central Bank of Brazil were to issue a definitive regulation setting forth such interchange fee cap in the manner proposed under Public Consultation 89/21, our revenue would be negatively impacted. For example, had Public Consultation 89/21 been enacted during the year ended December 31, 2020, our revenue would have been impacted by US$23 million (or R$120 million, based on a real/U.S. dollar exchange rate of $5.2402). See “Regulatory Overview—Interchange Fees and Public Consultation No. 89/2021” for more information regarding Public Consultation 89/21.

In addition to such recently enacted regulations, the Brazilian Congress, Central Bank of Brazil and the broader payments industry are discussing legislative and regulatory initiatives that would modify the regulatory framework of the Brazilian payments and financial industries. For instance, the Brazilian Congress is discussing initiatives regarding the payment cycle in place in the Brazilian payments market. The Central Bank of Brazil has issued a letter in response to a report issued by the Brazilian Congress regarding the payment cycle currently in place in the Brazilian payments market, which presents a technical study of the impact of changes to the Brazilian payment cycle and confirms the Central Bank of Brazil’s decision to promote a gradual and planned shortening of the existing payment cycles. Should these discussions lead the Central Bank of Brazil, as the competent authority over the market, to implement regulatory initiatives to reduce existing payment cycles, this could adversely affect our business, revenue and financial condition. In addition, the Brazilian Congress is considering enacting new legislation that, if signed into law as currently drafted, would limit interest rates, particularly for credit cards facilities (rotativo do cartão) and overdrafts facilities (cheque especial) – the latter, with limits that are more restrictive than those recently imposed by the Central Bank of Brazil.

These discussions are in various phases of development, whether as part of legislative, regulatory or private initiatives in the industry, and the overall impact of any such reform proposals is difficult to estimate. Any such changes in laws, regulations or market practices have the potential to alter the type or volume of the card-based transactions we process and our payment services and could adversely affect our business, results of operations and financial condition.

We are subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations and may be subject to sanctions.

We operate in jurisdictions that have a high risk for corruption and we are subject to various anti-corruption, anti-bribery and anti-money laundering laws and regulations, as well as those relating to sanctions, including the Brazilian Federal Law No. 12,846/2013, or the “Clean Company Act,” the Brazilian Federal Law No. 9,613/1998, or the “Brazilian Anti-Money Laundering Law,” the Brazilian Federal Law No. 8,429/1992, or the “Brazilian Public Improbity Law,” the Brazilian Federal Law No. 14,133/2021, and the United States Foreign Corrupt Practices Act of 1977, as amended, or the “FCPA,” among others. Each of the Clean Company Act, the Brazilian Anti-Money Laundering Act, the Brazilian Public Improbity Law and the FCPA impose liability against companies who engage in bribery of government officials, either directly or through intermediaries.

Anti-money laundering, anti-bribery, anti-corruption and sanctions laws and regulations to which we are subject require us, among other things, to conduct full customer due diligence (including sanctions and politically exposed person screening) and keep our customer, account and transaction information up to date. We are also required to report suspicious transactions and activity to appropriate law enforcement following full investigation. We have implemented financial crime policies and procedures detailing what is required from those responsible. However, we rely heavily on our employees to assist us by spotting such illegal and improper activities and reporting them, and our employees have varying degrees of experience in recognizing criminal tactics and understanding the level of sophistication of criminal organizations. If we decide to instead outsource any of our customer due diligence, customer screening or anti-financial crime operations, we would remain responsible and accountable for full compliance and any breaches. In addition, we rely upon our relevant counterparties to a large degree to maintain and appropriately apply their own appropriate compliance measures, procedures and internal policies. If we are unable to apply the necessary scrutiny and oversight of employees, third parties to whom we outsource certain tasks and processes or counterparties, we increase the risk of regulatory breach.

Financial crime – and the surrounding regulatory landscape – is continually evolving. Our ability to comply with changing applicable legal requirements depends on our ability to improve detection and reporting capabilities and reduce variation in control processes and oversight accountability, which requires proactive and adaptable responses from us and ongoing changes to systems and operational activities. While we maintain policies and procedures aimed at detecting and preventing the use of our platform for money laundering and other financial crime-related activities, emerging technologies, such as cryptocurrencies and blockchain, could limit our ability to track the movement of funds and therefore present a risk to our company. Even known threats can never be fully eliminated, and there will be instances where our platform may be used by other parties to engage in money laundering and other illegal or improper activities. Further, compliance with these laws and regulations requires sophisticated automated systems, which may fail.

Regulators may increase enforcement of or modify our obligations, which may require us to make adjustments to our compliance program, including the procedures we use to verify the identity of our customers and to monitor our transactions. Specifically, regulators regularly reexamine the transaction volume thresholds that we must obtain and any change in such thresholds could result in increased compliance costs. For example, the Central Bank of Brazil enacted new regulations, Circular No. 3,978, which became effective on October 1, 2020 and provides new guidelines with a risk-based approach for anti-money laundering and terrorist financing policies, procedures and controls. Under these guidelines, a regulated institution has the discretion to determine which procedures it will adopt for each customer, based on the internal risk assessment concerning the committing of crimes relating to money laundering and terrorism financing latent in the regulated entity’s business. We may not be able to comply, in a timely manner or at all, with new regulations, or obtain appropriate exemptions from regulatory authorities, and any new requirements or changes to existing requirements could impose significant costs, result in delays to planned product improvements, make it more difficult for new customers to join our platform and reduce the attractiveness of our products and services.

While we have developed and implemented policies and procedures designed to ensure compliance by us and our personnel with applicable anti-corruption, anti-bribery, anti-money laundering and sanctions laws and regulations, such policies and procedures may not be effective in all instances to prevent violations, either directly or through intermediaries. Violations of – or even accusations of or associations with violations of – anti-corruption, anti-bribery, anti-money laundering or sanctions laws and regulations could result in criminal liability, administrative and civil lawsuits, significant fines and penalties (including being added to “black lists” that would prohibit certain parties from engaging in transactions with us), forfeiture of significant assets and reputational harm. If we are unable to fully comply with applicable laws, regulations and expectations, our regulators and relevant law enforcement agencies have the ability and authority to require a complete review of our business systems, day-to-day supervision by external consultants and ultimately the revocation of licenses necessary to conduct our business. And the foregoing could have a material adverse effect on our operating results, financial condition and prospects.

Misconduct of our directors, officers, employees, consultants or third-party service providers could harm us by impairing our ability to attract and retain customers and subjecting us to legal liability and reputational harm.

Our directors, officers, employees, consultants and third-party service providers could engage in misconduct that adversely affects our business. We are subject to a number of obligations and standards arising from our business and the violation of these obligations and standards by any of our directors, officers, employees, consultants or third-

party service providers could adversely affect our customers and us. If our directors, officers, employees, consultants or third-party service providers were to improperly use or disclose confidential information, we could suffer serious harm to our reputation, financial condition or business relationships. Detecting or deterring employee misconduct is not always possible, and the precautions we take to detect and prevent this activity may not be effective in all cases. If one of our employees or consultants were to engage in misconduct or were to be accused of such misconduct, our business and our reputation could be adversely affected.

In recent years, regulatory authorities across various jurisdictions, including Brazil and the United States, have increasingly focused on enhancing and enforcing anti-bribery laws, such as the Clean Company Act and the FCPA. While we have developed and implemented policies and procedures designed to ensure compliance by us and our personnel with such laws, such policies and procedures may not be effective in all instances. Any determination that we have violated the Clean Company Act (which establishes in Brazil the strict administrative and civil liability of legal entities for the practice of harmful acts committed in their interest or benefit against the government, domestic or foreign), the FCPA, or other applicable anti-corruption laws could subject us to, among other things, civil and criminal penalties or material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect our business, financial condition, results of operations or the market value of our Class A ordinary shares or BDRs.

We are subject to costs and risks associated with enhanced or changing laws and regulations affecting our business, including those relating to data privacy, security and protection. Developments in these and other laws and regulations could harm our business, financial condition or results of operations.

We operate in a complex regulatory and legal environment that exposes us to compliance and litigation risks that could materially affect our business, financial condition or results of operations. These laws may change, sometimes significantly, as a result of political, economic or social events. In addition to the laws and regulations governing our status and operation as a financial and a payment institution (discussed in “—We are subject to extensive regulation and regulatory and governmental oversight as a digital banking platform and as a payment institution. Compliance with or violation of present or future regulations could be costly, expose us to substantial liability and force us to change our business practices, any of which could harm our business and results of operations”), some of the federal, state or local laws and regulations that affect us include those relating to consumer products, product liability or consumer protection; those relating to the manner in which we advertise, market or sell products; labor and employment laws, including wage and hour laws; tax laws or interpretations thereof; bank secrecy laws; data protection and privacy laws and regulations; and securities and exchange laws and regulations. See “Regulatory Overview” for more information. We face significant compliance costs and risk of non-compliance with respect to these existing laws and regulations, which costs and risks could be heightened by changes and developments with respect to such laws and regulations. There can be no guarantee that we will be able to adapt our business, or have sufficient financial resources, to comply with any new regulations, or that we will be able to successfully compete in the context of a shifting regulatory environment.

In particular, data protection and privacy laws are developing rapidly to take into account the changes in cultural and consumer attitudes towards the protection of personal data. In operating our business and providing services and solutions to customers, we collect, use, store, transmit and otherwise process sensitive employee and customer data, including personal data, in and across multiple jurisdictions. We leverage systems and applications that are spread all over the world, requiring us to regularly move data across national borders. As a result, we are subject to a variety of laws and regulations in Brazil, Mexico, Colombia, the EU and around the world, as well as contractual obligations, regarding data privacy, security and protection. In many cases, these laws and regulations apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries and other parties with which we have commercial relationships.

Personal privacy, information security, and data protection are significant issues globally. The regulatory framework governing the collection, processing, storage, use and sharing of certain information, particularly financial and other personal data, is rapidly evolving and is likely to continue to be subject to uncertainty and varying interpretations. The occurrence of unanticipated events and development of evolving technologies often rapidly drives the adoption of legislation or regulation affecting the use, collection or other processing of data and the manner in which we conduct our business. Although we endeavor to comply with our policies and documentation, we may at times fail to do so or be alleged to have failed to do so. Any failure or perceived failure by us to comply with our privacy policies or any applicable privacy, security or data protection, information security or consumer-protection related laws, regulations, orders or industry standards in one or more jurisdictions could expose us to costly litigation, significant awards, fines or judgments, civil and criminal penalties or negative publicity, and could materially and adversely affect our business, financial condition and results of operations. The publication of our privacy policy and other documentation that provide promises and assurances about privacy and security can subject us to potential state and federal action if they are found to be deceptive, unfair or misrepresentative of our actual practices, which could, individually or in the aggregate, materially and adversely affect our business, financial condition and results of operations.

In particular, on August 14, 2018, the President of Brazil approved Law No. 13,709 the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados, or the “LGPD”), a comprehensive personal data protection law establishing general principles and obligations that apply across multiple economic sectors and contractual relationships. The LGPD establishes detailed rules for the collection, use, processing and storage of personal data (including personal data of customers, suppliers and employees), and affects all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment. Specifically, the LGPD establishes, among other things, personal data owners’ rights, the legal basis for personal data protection, requirements for obtaining consent from data owners, obligations and requirements related to security incidents, data leaks and data transfers, as well as the creation of the ANPD, for the purposes of monitoring, implementing and supervising compliance with the LGPD in Brazil. The obligations established by the LGPD became effective in September 2020. In the event of non-compliance with the LGPD, we may be subject to administrative penalties, which will be applicable as of August 2021, including (1) warnings, with the impositions of a deadline for the adoption of corrective measures; (2) a one-time fine of up to 2% (subject to an upper limit of R$50,000,000 per violation) of our gross sales; (3) a daily fine (subject to an upper limit of R$50,000,000); (4) public disclosure of the violation; (5) the restriction of access to the personal data to which the violation relates, until corrective measures are implemented; (6) deletion of the personal data to which the violation relates; (7) partial suspension of the databases to which the violation relates for up to 12 months, until corrective measures are implemented; (8) suspension of the personal data processing activities to which the violation relates for up to 12 months; and (9) partial or full prohibition on personal data processing activities. Moreover, we may be liable for property, moral, individual or collective damages caused by us or by third-party providers or business partners that process personal data for us, and jointly liable for property, moral, individual or collective damages caused by our subsidiaries, due to non-compliance with the obligations established by the LGPD. We cannot guarantee that our LGPD compliance efforts will be deemed appropriate or sufficient by regulatory authorities, courts or other bodies, such as the Brazilian Public Prosecution Office (Ministério Públic). Moreover, as the LGPD requires further regulation from the ANPD regarding several aspects of the law, which are yet unknown, we may have difficulty adapting our systems and processes to the new legislation due to the legislation’s complexity. The changes have impacted, and could further adversely impact, our business by increasing our operational and compliance costs.

Further, Resolution No. 85 of the Central Bank of Brazil and CMN Resolution No. 4,893 establish requirements for data processing, storage and cloud computing services, respectively, by payment and financial institutions authorized to operate by the Central Bank of Brazil and determine the mandatory implementation of a cybersecurity policy. Payment and financial institutions, including certain of our operating subsidiaries, are required to draw up internal cybersecurity policies, to appoint an officer to be responsible for implementing and overseeing cybersecurity policies, to adopt procedures and controls to prevent and respond to cybersecurity incidents and to include specific mandatory clauses in contracts regarding data processing, storage and cloud computing services. By virtue of the Supplementary Law No. 105 of January 10, 2001, we are also subject to strict secrecy rules on transactions, and are required to preserve the confidential nature of assets and liabilities transactions and of the services provided to our customers. Any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could seriously harm our business, financial condition or results of operations.

Internationally, many jurisdictions have established their own data security and privacy legal framework with which we or our customers may need to comply, including, but not limited to, the European Union, or the “EU.” The EU’s privacy, data protection and information security landscape is currently evolving, resulting in possible significant operational costs for internal compliance and risk to our business. Within the EU, the General Data Protection Regulation, or the “GDPR,” which went into effect in May 2018 and contains numerous requirements and changes from previously existing EU law, including more robust, direct obligations on data processors in addition to data controllers, heavier documentation requirements for data protection compliance programs and significant increases in the level of sanctions for non-compliance. In particular, under the GDPR, EU data protection authorities have the power to impose administrative fines for violations of the GDPR of up to a maximum of €20 million or 4% of the data controller’s or data processor’s total worldwide global turnover for the preceding fiscal year, whichever is higher, and violations of the GDPR may also lead to damages claims by data controllers and data subjects. Such penalties are in addition to any civil litigation claims by data controllers, customers and data subjects. Being subject to the GDPR, we may need to take steps to cause our processes to be compliant with applicable portions of the GDPR, but we cannot guarantee that we will be able to implement changes in a timely manner or without significant disruption to our business, or that such steps will be effective, and we may face liability under the GDPR. We expect that there will be additional proposed and adopted laws, regulations and industry standards concerning privacy, data protection and information security in the jurisdictions in which we operate, including in Mexico and Colombia and in jurisdictions into which we may expand in the future.

As we seek to build a trusted and secure consumer platform, and as we expand our customer base and increase the number of transactions we process, we will increasingly be subject to laws and regulations relating to the collection, use, retention, security and transfer of information, including the personally identifiable information of our employees and our customers. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible they will be interpreted and applied in ways that are inconsistent with our existing data management practices or the features of our services and platform capabilities, which would materially and adversely affect our business. Additionally, our customers may be subject to differing privacy laws, rules and legislation, which may mean that they require us to be bound by varying contractual requirements applicable to certain other jurisdictions. Adherence to such contractual requirements may impact our collection, use, processing, storage, sharing and disclosure of various types of information including financial information and other personal data, and may mean we become bound by, or voluntarily comply with, self-regulatory or other industry standards relating to these matters that may further change as laws, rules and regulations evolve. Complying with these requirements and changing our policies and practices may be onerous and costly, and we may not be able to respond quickly or effectively to regulatory, legislative and other developments. These changes may in turn impair our ability to offer our existing or planned features, products and services and increase our cost of doing business. As we expand our customer base, these requirements may vary from customer to customer, further increasing the cost of compliance and doing business. Any additional privacy laws, rules or regulations enacted or approved in Brazil, Mexico, Colombia or in other jurisdictions in which we operate could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits and result in the imposition of material penalties and fines under state and federal laws or regulations, which could seriously harm our business, financial condition or results of operations. Any failure, real or perceived, by us to comply with our posted privacy policies or with any regulatory requirements or orders or other local, state, federal or international privacy or consumer protection-related laws and regulations could cause customers to reduce their use of our products and services and could materially and adversely affect our business.

Increases in reserve, compulsory deposit, minimum capital and contributions to deposit insurance requirements may have a material adverse effect on us.

The Central Bank of Brazil has periodically changed the level of regulatory reserves and compulsory deposits that payment institutions (such as Nu Pagamentos*) and financial institutions (such as Nu Financeira*) in Brazil are required to maintain, and has adjusted compulsory allocation requirements to finance government programs and mandated contributions to the deposit insurance program maintained by the Credit Guarantee Fund, or the “FGC,” with these changes continuing to be a potential area of risk as they may increase the reserve and compulsory deposit or allocation and contribution requirements in the future or impose new requirements on us, which as a result could reduce our liquidity to fund our loan portfolio and other investments and, as a result, may have a material adverse effect on us our business, financial condition and results of operations.

Compulsory deposits and allocations generally do not yield the same return as other investments and deposits because a portion of compulsory deposits and allocations:

•	do not bear interest;

•	must be held in Brazilian federal government securities; and

•	must be used to finance government programs, including a federal housing program and rural sector subsidies.

In recent years, the CMN and Central Bank of Brazil have also published several rules to implement, update and improve Basel III and associated capital and prudential rules in Brazil. This set of regulations includes a revised definition of capital, capital requirements, capital buffers, credit valuation adjustments, exposures to central counterparties, leverage and liquidity coverage ratios. For instance, Public Hearing No. 78 issued by the Central Bank of Brazil in December 2020 proposes a new set of rules aiming to harmonize the capital and prudential requirements applicable to payment services offered by payment institutions (including those provided by Nu Pagamentos) to those applicable to payment services offered by financial institutions. Moreover, the recent Public Consultation No. 88 issued by the Central Bank of Brazil in July 2021 proposes amendments to Resolution CMN No. 4,193 and Circular of the Central Bank of Brazil No. 3,644 of 2013 to address new recommendations of the Bank for International Settlements dealing with the credit risk of financial instruments, which could be applicable to the Brazilian financial institutions, including Nu Financeira. These proposals, if approved and implemented by the Central Bank of Brazil, may increase the minimum capital requirements applicable to Nu Pagamentos or Nu Financeira, as applicable. However, no assurance can be given that such rules will be adopted, enforced or interpreted in a manner that will not have an adverse effect on us.

We are subject to regulatory intervention and antitrust litigation under competition laws.

We are subject to scrutiny from governmental agencies under competition laws in countries in which we operate. Some jurisdictions also provide private rights of action for competitors or consumers to assert claims of anticompetitive conduct pursuant to which companies or governmental agencies may allege that our actions violate antitrust or competition laws, or otherwise constitute unfair competition. Contractual agreements with buyers, sellers or other companies, as well as our unilateral business practices, could give rise to regulatory action or antitrust investigations or litigation. Some regulators may perceive our business to have such significant market power that otherwise uncontroversial business practices could be deemed anticompetitive. Any such claims and investigations, even if they are unfounded, may be expensive to defend, involve negative publicity and substantial diversion of management time and effort, and could result in significant judgments against us and harm to our business.

Requirements associated with being a public company in the United States will require significant company resources and management attention.

Upon completion of this offering, we will be subject to certain reporting requirements of the Exchange Act and the other rules and regulations of the SEC and the NYSE. We will also be subject to various other regulatory requirements, including the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage.

New rules and regulations relating to disclosure, financial reporting and controls and corporate governance, which could be adopted by the SEC, the NYSE or other regulatory bodies or exchange entities from time to time, could result in a significant increase in legal, accounting and compliance costs and make certain corporate activities more time-consuming and costly, which could materially affect our business, financial condition and results of operations. These rules and regulations may also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. These obligations will also require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business. Given that most of the individuals who now constitute our management team have limited experience managing a publicly traded company and complying with the increasingly complex laws pertaining to public companies, initially, these new obligations will demand even greater attention. These cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and results of operations.

The requirements associated with being a foreign BDR issuer in Brazil will require significant company resources and management attention.

Concurrently with this offering, we intend to issue BDRs on the B3 and, as such, we will be a foreign issuer of BDRs in Brazil, as defined by the CVM. As such, we will be subject to certain rules, in accordance with the laws and regulations applicable to publicly traded companies in Brazil, including rules and regulations issued by the CVM and the B3. Such rules and regulations may increase our legal, accounting and financial compliance costs and may make certain activities more time-consuming and costly. For example, as a foreign BDR issuer in Brazil, we will be required to appoint a legal representative in Brazil, prepare and annually disclose certain forms, such as the Brazilian reference form (formulário de referência), as well as to disclose a Portuguese version of all of the relevant information disclosed by us in the United States, including financial statements, material facts and other filings. Any new rules and regulations related to the disclosure of information, reports, financial controls and corporate governance, which may be adopted by the CVM, B3 or other regulatory or self-regulatory bodies, may result in a significant increase in our costs, which could adversely affect our business, financial condition and results of operations. Existing and any new obligations will also require substantial attention from our management and may divert our management’s attention away from our business. Such cost increases and the diversion of management’s attention could materially and adversely affect our business, financial condition and results of operations.

There can be no assurance that we will not be a passive foreign investment company for any taxable year, which could subject U.S. investors in our Class A ordinary shares or BDRs to significant adverse U.S. federal income tax consequences.

Under the Internal Revenue Code of 1986, as amended, or the “Code,” we will be a passive foreign investment company, or “PFIC,” for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” Passive income generally includes dividends, interest, rents, certain non-active royalties, and capital gains. Cash is generally a passive asset for these purposes.

Based on proposed U.S. Treasury regulations, or the “1995 Proposed Regulations,” including those which are proposed to be effective for taxable years beginning after December 31, 1994 and our current operations, income, assets and certain estimates and projections (such as the relative values of our assets, including goodwill, which is based on the expected price of our Class A ordinary shares and BDRs in this offering), we do not expect to be a PFIC for our 2021 taxable year. However, there can be no assurance that the Internal Revenue Service, or the “IRS,” will agree with our conclusion. Among other reasons, whether we will be a PFIC in 2021 or any future taxable year is uncertain because: (i) the 1995 Proposed Regulations may not be finalized in their current form, (ii) PFIC status is determined on an annual basis at the end of each taxable year, (iii) we will hold a substantial amount of cash following this offering and (iv) the composition of our income and assets and the market value of our assets (which may be determined, in part, by reference to the market price of our Class A ordinary shares and BDRs, which could be volatile) may vary from time to time. In addition, recently proposed U.S. Treasury regulations significantly alter the application of the exception to the PFIC rules for the active conduct of a banking, financing, or similar business, or the “2021 Proposed Regulations.” The application of the 2021 Proposed Regulations is not entirely clear and, if we can no longer rely on the 1995 Proposed Regulations, and the 2021 Proposed Regulations are adopted in their current form, there can be no assurances that we will not be considered a PFIC for any taxable year.

If we are a PFIC for any taxable year during which a U.S. investor holds Class A ordinary shares or BDRs, we generally would continue to be treated as a PFIC with respect to that U.S. investor for all succeeding years during which the U.S. investor holds Class A ordinary shares, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. investor may be subject to adverse U.S. federal income tax consequences, including (i) the treatment of all or a portion of any gain on disposition as ordinary income, (ii) the application of a deferred interest charge on such gain and the receipt of certain dividends and (iii) compliance with certain reporting requirements. A “mark-to-market” election may be available that will alter the consequences of PFIC status if our Class A ordinary shares or BDRs are regularly traded on a qualified exchange. For further discussion, see “Taxation—U.S. Federal Income Tax Considerations.”

Changes in tax laws, incentives, benefits and regulations may adversely affect our financial condition and results of operations.

Changes in tax laws, regulations, related interpretations and tax accounting standards in Brazil, Mexico, Colombia, the Cayman Islands, the United States or any other jurisdiction in which we operate or may in the future operate may result in higher taxation of our business, which may significantly reduce our profits and cash flows from operations. For example, Brazilian Constitutional Amendment No. 102/2019 increased the federal corporate contribution over the net profits of financial institutions from 15% to 20% as of March 1, 2020, and Provisional Measure No. 1,034/2021 increased the same federal corporate contribution from 20% to 25% and will be effective from July 1, 2021 to December 31, 2021. Our payment processing activities are also subject to a Municipal Tax on Services (Imposto

Sobre Serviços, or “ISS”), and any increases in ISS rates would harm our financial results. It is not possible to precisely predict if and how potential changes may affect our business, but one or more states, municipalities or federal governments may seek to challenge the taxation or procedures applied to our transactions, and could impose taxes or additional reporting, record-keeping or indirect tax collection obligations on our business. New taxes could also require us to incur substantial costs to capture data and collect and remit taxes. If such obligations were imposed, the additional costs associated with tax collection, remittance and audit requirements could have a material adverse effect on our business and financial results.

In addition, our net losses may grow if certain tax incentives are not retained or renewed. For example, Brazilian Law No. 11,196 currently grants tax benefits to companies that invest in research and development, which reduces our annual income tax expense. However, we cannot guarantee that such tax benefits will remain in place or that we will continue to qualify for them.

Brazilian government authorities at the federal, state and local levels are considering changes in tax laws to cover budgetary shortfalls resulting from the recent economic downturn in Brazil, including the impact of COVID-19. If enacted, such changes may harm our financial results by increasing our tax burden, increasing our tax compliance costs or otherwise affecting our financial condition, results of operations and cash flows. The Brazilian government regularly enacts reforms to the tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in tax rates and, occasionally, the enactment of temporary levies, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from the enactment of additional tax reforms cannot be quantified and there can be no assurance that any such reforms would not have an adverse effect on our business. Furthermore, such changes may produce uncertainty in the financial system, thereby increasing the cost of borrowing and contributing to an increase in our non-performing credit portfolio.

Further, recent Brazilian government initiatives have proposed changes to the Brazilian tax regime that, if enacted, could impact our business. Bill of Law No. 3,887/2020 aims to replace social contributions, or “PIS/COFINS,” with a new Contribution on Goods and Services, or “CBS,” and Bill of Law No. 2,373/2021 seeks to introduce a comprehensive reform of income tax rules, chiefly seeking to revoke the income tax exemption on the distribution of dividends by Brazilian companies, while also introducing new anti-avoidance provisions for a broad variety of transactions within related parties, ending the possibility of deducting expenses corresponding to the payment of interest on equity, extending the minimum term for the amortization of intangibles, and changing the income tax rules related to investments in Brazilian investment funds, among other changes. Specifically, the deductibility of interest on equity will be prohibited, impacting the overall tax burden of our operations in Brazil. Although these laws have not yet been enacted and it is not possible to determine at this time the exact changes that will eventually pass into law, any such changes could have adverse effects on our results and operations, as well as on the taxation applied to the dividends distributed from our Brazilian subsidiaries.

Separately, establishing a provision for income tax expense and filing returns requires us to make judgments and interpretations about the application of inherently complex tax laws, and in particular Brazilian income tax laws, which are subject to different interpretations by the taxpayer and relevant governmental taxing authorities. If the judgments, estimates and assumptions we use in preparing our tax returns are subsequently found to be incorrect, we could become involved in a dispute with the relevant authority, which in Brazil can involve prolonged evaluation periods and litigation before a final resolution is reached, and which introduces further uncertainty and risk with respect to our tax and related liabilities.

Litigation, proceedings or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial condition and results of operations.

We have been, and may in the future be, party to significant legal, arbitration and administrative proceedings arising in the ordinary course of our business or from extraordinary corporate, tax or regulatory events, involving our employees, customers or suppliers, or environmental, competition, tax or other governmental matters, particularly with respect to civil, tax and labor claims, and in connection with conflicts of interest and lending activities. In view of the inherent difficulty of predicting the outcome of such legal matters, particularly where the claimants seek very large or indeterminate damages, or where the cases present novel legal theories, involve a large number of parties or are in the early stages of investigation or discovery, we cannot state accurately what the eventual outcome of these pending matters will be. The amount of our provisions in respect to these matters may be substantially less than the total amount of the claims asserted against us, and, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the provisions recorded by us. As a result, the outcome of a highly uncertain matter may become material to our operating results. As of September 30, 2021 and December 31, 2020, we had provisions for taxes, other legal contingencies and other provisions of US$16.2 million and US$16.5 million, respectively.

Our indemnities and insurance coverage may not cover all claims that may be asserted against us and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Furthermore, there is no guarantee that we will be successful in defending ourselves in future proceedings or similar matters under various laws. Should the ultimate judgments or settlements in any proceeding or investigation significantly exceed our indemnity rights and insurance coverage, they could have a material adverse effect on our business, financial condition and results of operations and the price of our Class A ordinary shares and BDRs. Further, even if we adequately defend our case in a proceeding or court action, we may have to set aside significant financial and management resources to settle issues raised by such proceedings, which could adversely affect our business. For more information see “Business—Legal Proceedings.”

Our operations could be adversely affected by labor actions, disputes and other labor-related disruptions in the countries in which we operate.

We are subject to risks under applicable federal, state and municipal labor laws and regulations of the countries in which we operate, including disputes concerning which union applies to particular workers or the activities covered by a particular union, collective bargaining rights and compensation and other benefits, various issues arising from union contracts, potential labor reclassifications, and strikes, among others. Labor laws and regulations are complex, broad in scope and are often vague and differ vastly across states, countries and businesses and may require us to make interpretations of such laws and regulations, which may involve subjective factors or judgments. Further, these laws and regulations are subject to continuing and evolving interpretation by regulatory agencies, administrative law judges and courts. New or different interpretations of existing requirements, new laws or regulations or the enforcement of existing or new laws and regulations could subject our current practices to allegations of impropriety or illegality, or require us to make changes in our operations, facilities, equipment, personnel, compensation services, or operating expenses to comply with evolving requirements. We cannot guarantee that we will be able to make any such changes in a cost-efficient manner or at all.

We are subject to regulatory and administrative inspection, examinations and investigations.

The financial and payments industries face substantial regulatory risks and litigation. Like many firms operating within the financial and payments industries, we are experiencing a difficult regulatory environment across our markets. Increased regulatory oversight of the financial and payments industries generally, new laws and regulations affecting the financial industry and ever-changing regulatory interpretations of existing laws and regulations have made this an increasingly challenging and costly regulatory environment in which to operate. In Brazil specifically, the current regulatory and tax enforcement environment reflects an increased supervisory focus on enforcement, combined with uncertainty about the evolution of the regulatory regime, and may lead to material operational and compliance costs.

We may from time to time be subject to inspections, examinations or investigations by regulatory authorities, which could result in the identification of matters that may require remediation activities or enforcement proceedings by a regulator. The direct and indirect costs of responding to these examinations could be significant, and any examinations, investigations or litigation could result in settlements, awards, injunctions, fines and penalties and could have an adverse effect on our ability to offer some of our products and services.

As the regulatory framework for artificial intelligence and machine learning technology evolves, our business, financial condition and results of operations may be adversely affected.

The regulatory framework for artificial intelligence and machine learning technology is evolving and remains uncertain. It is possible that new laws and regulations will be adopted, or existing laws and regulations may be interpreted in new ways, that would affect the operation of our platform and the way in which we use artificial intelligence and machine learning technology, including with respect to fair lending laws. Further, the cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.

We may face restrictions and penalties under the Brazilian Consumer Protection Code.

Brazil has a series of strict consumer protection statutes, collectively known as the Consumer Protection Code (Código de Defesa do Consumidor), that are intended to safeguard consumer interests and that apply to all companies in Brazil that supply products or services to Brazilian consumers. These consumer protection provisions include protection against misleading and deceptive advertising, protection against coercive or unfair business practices and protection in the formation and interpretation of contracts, usually in the form of civil liabilities and administrative penalties for violations. These penalties are often levied by the Brazilian Consumer Protection Agencies (Fundação de Proteção e Defesa do Consumidor, or “PROCONs”), which oversee consumer issues on a district-by-district basis. Companies that operate across Brazil may face penalties from multiple PROCONs, as well as the National Secretariat for Consumers (Secretaria Nacional do Consumidor, or “SENACON”). Companies may settle claims made by consumers via PROCONs by paying compensation for violations directly to consumers and through a mechanism that allows them to adjust their conduct, called a conduct adjustment agreement (Termo de Ajustamento de Conduta, or “TAC”). Brazilian Public Prosecutor Offices may also commence investigations related to consumer rights violations and this TAC mechanism is also available for them. Companies that violate TACs face potential automatic fines. Brazilian Public Prosecutor Offices may also file public civil actions against companies in violation of consumer rights, seeking strict observation to the consumer protection law provisions and compensation for the damages consumers may have suffered. As of September 30, 2021, we had approximately 3,733 active proceedings with PROCONs and small claims courts relating to consumer rights. To the extent customers file such claims against us in the future, we may face reduced revenue due to refunds and fines for non-compliance that could negatively impact our results of operations.

We expect that there will be additional proposed and adopted laws, regulations and industry standards concerning consumer protection in the jurisdictions in which we operate and jurisdictions into which we intend to expand in the future, including in Mexico and Colombia and elsewhere in Latin America.

The Cayman Islands Economic Substance Act may affect our operations.

The Cayman Islands has recently enacted the International Tax Co-operation (Economic Substance) Act (As Revised), or the “Cayman Economic Substance Act,” which we are required to comply with as a Cayman Islands company. Our obligations under the Cayman Economic Substance Act include filing annual notifications, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act. As it is a new regime, it is anticipated that the Cayman Economic Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act.

Risks Relating to the Countries in Which We Operate

Exchange rate and interest rate instability may have a material adverse effect on the economies of the countries in which we operate and the price of our Class A ordinary shares and BDRs.

The currencies of the countries in which we operate, most notably Brazil, Colombia and Mexico, have experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. In particular, the Brazilian government has implemented various economic plans and used various exchange rate policies to stabilize the real, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system, which plans and policies have had varying degrees of success. Exchange rate volatility could cause our costs to increase relative to our revenue, given that around 28.6% of our costs in the twelve months ended March 31, 2021 were directly or indirectly linked to the U.S. dollar, whereas the majority of our revenue was denominated in the real.

Further, given that a majority of the revenue generated by our operations is denominated in reais, any revenue growth that we may experience may not be sufficient to offset adverse exchange rate fluctuations. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate among the real, the U.S. dollar and other currencies. For further information, see “Exchange Rates.”

Depreciation of the real relative to the U.S. dollar has created additional inflationary pressures in Brazil, which has led to increases in interest rates, limited Brazilian companies’ access to foreign financial markets and prompted the adoption of recessionary policies by the Brazilian government. Depreciation of the real may also, in the context of an economic slowdown, lead to decreased consumer spending, deflationary pressures and reduced growth of the Brazilian economy as a whole, and thereby harm our asset base, financial condition and results of operations. Additionally, depreciation of the real would make our foreign-currency-linked obligations and funding more expensive, negatively affect the market price of our securities portfolios and have similar consequences for our borrowers. Conversely, appreciation of the real relative to the U.S. dollar and other foreign currencies would lead to a deterioration of the Brazilian balance of payments, as well as dampen export-driven growth. Depending on the circumstances, either depreciation or appreciation of the real could materially and adversely affect the growth of the Brazilian economy and our business, financial condition and results of operations.

Disruption or volatility in global financial and credit markets could adversely affect the financial and economic environment in the countries in which we operate, most notably Brazil, Colombia and Mexico, which could have a material adverse effect on our business, financial condition and results of operations.

Our operations are dependent upon the performance of the economies in which we do business, and Latin American economies in particular. Crises and volatility in the financial markets of countries other than Brazil may affect the global financial markets and the Brazilian economy and may have a negative impact on our operations.

Volatility and uncertainty in global financial and credit markets have generally led to a decrease in liquidity and an increase in the cost of funding for Brazilian and international issuers and borrowers. Such conditions may adversely affect our ability to access capital and liquidity on financial terms that are acceptable, if at all. If we are unable to access capital and liquidity on financial terms acceptable to us or at all, our financial condition and the results of our operations may be adversely affected. In addition, the economic and market conditions of other countries, including the United States, countries in the European Union and emerging markets, may affect the volume of foreign investments in Brazil. If the level of foreign investment declines, our access to capital may likewise decline, which could negatively affect our business, ability to take advantage of strategic opportunities and, ultimately, the trading price of our Class A ordinary shares and BDRs.

Further, the demand for credit and financial services, as well as our customers’ ability to make payments and deposits, is directly impacted by macroeconomic variables, such as economic growth, income, unemployment rates, inflation and fluctuations in interest and foreign exchange rates. Disruptions and volatility in the global financial markets may have significant consequences in the countries in which we operate, such as volatility in the prices of securities, interest rates and foreign exchange rates. Higher uncertainty and volatility may result in a slowdown in the credit market and the economy, which, in turn, could lead to higher unemployment rates and a reduction in the purchasing power of consumers. Such events may significantly impair our customers’ ability to perform their obligations and increase overdue or non-performing loans, resulting in an increase in the risk associated with our lending activity.

Governments have exercised, and continue to exercise, significant influence over the Brazilian economy and the other economies in which we operate. This influence, as well as political and economic conditions in Brazil and the other countries in which we operate, could harm our business, financial condition and results of operations and the price of our Class A ordinary shares and BDRs.

Governments in many of the markets in which we currently, or may in the future, operate, frequently exercise significant influence over their respective economies and occasionally make significant changes in policy and regulations. Government actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to banking accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies governments may take in the future. Our business and the market price of our Class A ordinary shares and BDRs may be harmed by changes in government policies, as well as general economic factors, including, without limitation:

•	growth or downturn of the relevant economy;

•	interest rates and monetary policies;

•	exchange rates and currency fluctuations;

•	inflation;

•	liquidity of the domestic capital and lending markets;

•	import and export controls;

•	exchange controls and restrictions on remittances abroad and payments of dividends;

•	modifications to laws and regulations according to political, social and economic interests;

•	fiscal policy, monetary policy and changes in tax laws;

•	economic, political and social instability, including general strikes and mass demonstrations;

•	labor and social security regulations;

•	energy and water shortages and rationing;

•	public health crises, such as the ongoing COVID-19 pandemic;

•	commodity prices; and

•	other political, diplomatic, social and economic developments in or affecting the countries in which we operate.

Uncertainty over whether Brazil and other Latin American governments will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Latin America, which may have an adverse effect on our activities and consequently our results of operations, and may also adversely affect the trading price of our Class A ordinary shares and BDRs.

In particular, Latin America’s political environment has historically influenced, and continues to influence, the performance of the region’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil and other Latin American countries. The recent economic instability in Latin America has contributed to a decline in market confidence in the Latin American economies as well as to a deteriorating political environment.

As has been true in the past, the current political and economic environment in Brazil and certain other Latin American countries has and is continuing to affect the confidence of investors and the general public, which has historically resulted in economic deceleration and heightened volatility in the securities offered by companies with significant operations in Brazil and elsewhere in Latin America, which may adversely affect us and our Class A ordinary shares and BDRs.

Changes made by the Central Bank of Brazil in the basic interest rate could materially adversely affect our operating results and financial condition.

Our business is conducted primarily in Brazil, where the Monetary Policy Committee of the Central Bank of Brazil, or “COPOM,” sets the target basic interest rate for the Brazilian banking system and makes changes in this rate as an instrument of monetary policy. The basic interest rate is the adjusted average rate of daily financing calculated in the Special System for Settlement and Custody, or “SELIC,” for federal bonds. Variations in the basic interest rate can be harmful to us, causing, among other effects, a reduction in the demand for our credit and investment products, an increase in the cost of raising funds and the risk of default by our customers, all of which could adversely affect us.

Infrastructure and workforce deficiency in Brazil may impact economic growth and have a material adverse effect on our business, financial condition and results of operations.

Our performance depends on the overall health and growth of the Brazilian economy. Brazilian GDP growth has fluctuated over the past few years, with a contraction of 3.5% in 2015, a contraction of 3.3% in 2016, growth of 1.1% in 2017, growth of 1.1% in 2018, growth of 1.1% in 2019 and a contraction of 4.1% in 2020. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Inflation and certain government measures to curb inflation have historically harmed the economies and capital markets in some of the countries in which we operate, including Brazil, and high levels of inflation in the future could harm our business and the price of our Class A ordinary shares and BDRs.

In the past, high levels of inflation have adversely affected the economies and capital markets of some of the countries in which we operate, particularly Brazil, and have hampered the ability of their governments to create conditions that stimulate or maintain economic growth. Moreover, governmental measures to curb inflation and market speculation about possible future governmental measures have contributed to the negative economic impact of inflation and have created general economic uncertainty and heightened volatility in the capital markets. Such measures have at times involved restrictive monetary policies and high interest rates that have limited the availability of credit and economic growth.

For example, according to Brazil’s Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or the “IPCA index”), Brazil recorded inflation of 4.2% in 2020, 4.3% in 2019 and 3.8% in 2018. Measures adopted by the Brazilian government to control inflation have included the maintenance of a restrictive monetary policy with high interest rates, thereby limiting the availability of credit and reducing economic growth. Further, COPOM frequently adjusts official interest rates in situations of economic uncertainty to meet the economic goals established by the Brazilian government. On August 8, 2020, the SELIC rate was set at 2.0% by COPOM, while recently, on June 16, 2021, it was set at 4.25%, on September 22, 2021, it was set at 6.25%, and on October 27, 2021, it was set at 7.75%, due to concerns with inflationary pressures. Inflation and certain governmental actions to curb inflation, together with the speculation about governmental measures to be adopted, have materially and adversely affected the Brazilian economy and contributed to economic uncertainty in Brazil, heightening volatility in the Brazilian capital markets.

Any future measures adopted by the governments of the countries in which we operate, including a reduction in interest rates, intervention in the exchange market or the implementation of mechanisms to adjust or determine the value of the relevant local currency, may trigger inflation, adversely affecting the overall performance of the relevant country’s economy. If Brazil or other Latin American countries in which we operate face significant inflation or deflation, we and our ability to meet our obligations may be adversely affected. These pressures could also affect our access to international financial markets. If Brazil or other Latin American countries in which we operate experience high inflation in the future, we may be unable to adjust the prices we charge our customers in order to offset the effects of inflation on our cost structure, which could increase our costs and reduce our operating margins.

Moreover, in the event of increased inflation, governments may choose to significantly increase official interest rates. The increase in interest rates may affect not only the cost of our new borrowings and financing, but also the cost of our current indebtedness, as well as our cash and cash equivalents, securities and lease agreements payable, which are subject to interest rates. Such events would likely materially adversely affect our results of operations.

Any further downgrading of Brazil’s credit rating could depress the trading price of our Class A ordinary shares and BDRs.

We may be harmed by investors’ perceptions of risks related to Brazil’s sovereign debt credit rating. Rating agencies regularly evaluate Brazil and its sovereign credit ratings, which are based on a number of factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the potential for changes in any of these factors. The rating agencies began to review Brazil’s sovereign credit rating in September 2015. Subsequently, the three major rating agencies downgraded Brazil’s investment-grade status:

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Standard & Poor’s initially downgraded Brazil’s credit rating from BBB-negative to BB-positive and subsequently downgraded it again from BB-positive to BB, maintaining its negative outlook, citing a worse credit situation since the first downgrade. On January 11, 2018, Standard & Poor’s further downgraded Brazil’s credit rating from BB to BB-stable, which was reaffirmed on June 2, 2021.

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In December 2015, Moody’s placed Brazil’s Baa3’s issue and bond ratings under review for downgrade and subsequently downgraded the issue and bond ratings to below investment grade, at Ba2 with a negative outlook, citing the prospect of a further deterioration in Brazil’s debt indicators, taking into account the low growth environment and the challenging political scenario. On May 25, 2021, Moody’s maintained Brazil’s credit rating at Ba2-stable.

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Fitch downgraded Brazil’s sovereign credit rating to BB-positive with a negative outlook, citing the rapid expansion of the country’s budget deficit and the worse-than-expected recession. In February 2018, Fitch downgraded Brazil’s sovereign credit rating again to BB-negative, citing, among other factors, fiscal deficits, the increasing burden of public debt and an inability to implement reforms that would structurally improve Brazil’s public finances. On May 27, 2021, Fitch reaffirmed Brazil’s credit rating at BB-negative.

Brazil’s sovereign credit rating is currently rated below investment grade by the three main credit rating agencies. Consequently, the prices of securities offered by companies with significant operations in Brazil have been negatively affected. A prolongation or worsening of the current Brazilian recession and continued political uncertainty, among other factors, could lead to further ratings downgrades. Any further downgrade of Brazil’s sovereign credit ratings could heighten investors’ perception of risk and, as a result, cause the trading price of our Class A ordinary shares and BDRs to decline.

Risks Relating to Our Class A Ordinary Shares, our BDRs and the Offering

There is no existing market for our Class A ordinary shares, and we do not know whether one will develop to provide you with adequate liquidity. If the trading price of our Class A ordinary shares fluctuates after this offering, you could lose a significant part of your investment.

Prior to this offering, there has not been a public market for our Class A ordinary shares. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the NYSE, or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our Class A ordinary shares that you buy, and may be unable to convert your Class A ordinary shares into BDRs or vice-versa. Investors may purchase Class A ordinary shares on the NYSE to be held in custody for the issue of BDRs in Brazil. See “Description of Brazilian Depositary Receipts” for more information regarding our BDR program.

The initial public offering price for the Class A ordinary shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our Class A ordinary shares at prices equal to or greater than the price paid by you in this offering. The market price of our Class A ordinary shares may be influenced by many factors, some of which are beyond our control, including:

•	announcements by us or our competitors of significant developments;

•	technological innovations by us or competitors;

•	the failure of financial analysts to cover our Class A ordinary shares after this offering or changes in financial estimates by analysts;

•

changes in financial estimates by financial analysts, or any failure by us to meet or exceed any of these estimates, or changes in the recommendations of any financial analysts that elect to follow our Class A ordinary shares or the shares of our competitors;

•	actual or anticipated variations in our operating results;

•	future sales of our shares; and

•	investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our Class A ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. This litigation, if instituted against us, could adversely affect our financial condition or results of operations. Furthermore, the closing of this international offering is not conditioned upon the closing of the concurrent Brazilian offering, but the closing of the concurrent Brazilian offering is conditioned upon the closing of this international offering, and there can be no assurance that the concurrent Brazilian offering will be completed on the terms described herein or at all.

Our founding shareholder and CEO David Vélez Osorno will beneficially own 86.2% of our outstanding Class B ordinary shares after this offering, which will represent approximately 75.0% of the voting power of our issued share capital. This concentration of ownership and voting power will limit your ability to influence corporate matters.

Following this offering, David Vélez Osorno, our founding shareholder and chief executive officer, will continue to control our Company through his beneficial ownership of 86.2% of our outstanding Class B ordinary shares, and consequently, 75.0% of the combined voting power of our issued share capital. Our Class B ordinary shares are entitled to 20 votes per share and our Class A ordinary shares are entitled to one vote per share. Our Class B ordinary shares are convertible into an equivalent number of Class A ordinary shares. As a result, so long as David Vélez Osorno beneficially owns 57.6% of the outstanding Class B ordinary shares, even if he beneficially owns significantly less than 50% of our outstanding share capital, he will be able to effectively control our decisions and will be able to elect a majority of the members of our board of directors. David Vélez Osorno will also be able to direct our actions in areas such as business strategy, financing, distributions, acquisitions and dispositions of assets or businesses, and may cause us to make acquisitions that increase the amount of our indebtedness or number of outstanding Class A ordinary shares, sell revenue-generating assets or inhibit change of control transactions that may benefit other shareholders. In addition, in connection with this offering, we have entered into a Shareholder’s Agreement with David Vélez Osorno pursuant to which we have granted him the right to nominate directors to our board and committees, rights to information, and rights to approve certain of our corporate actions. See “Management—Shareholder’s Agreement.” The decisions of David Vélez Osorno on these matters may be contrary to your expectations or preferences, and they may take actions that could be contrary to your interests. For further information regarding shareholdings in our company, see “Principal and Selling Shareholders.”

We have granted the holders of our Class B ordinary shares preemptive rights to acquire shares that we may sell in the future, which may impair our ability to raise funds.

Under our Memorandum and Articles of Association, the holders of our Class B ordinary shares are entitled to preemptive rights to purchase additional ordinary shares in the event that there is an increase in our share capital and additional ordinary shares are issued, upon the same economic terms and at the same price, in order to maintain their proportional ownership interests, which will be approximately 25.0% of our outstanding shares, respectively, immediately after this offering, assuming no exercise of the underwriters’ over-allotment option. The exercise by holders of our Class B ordinary shares of their preemptive rights may impair our ability to raise funds, or adversely affect the terms on which we are able to raise funds, as we may not be able to offer to new investors the quantity of our shares that they may desire to purchase. For more information see “Description of Share Capital—Ordinary Shares—Preemptive or Similar Rights.”

Future sales of a substantial number of our Class A ordinary shares, including in the form of BDRs, in the public market following this offering, or the perception that such sales could occur, could cause the price of our Class A ordinary shares or BDRs to decline.

The market price of our Class A ordinary shares could decline as a result of substantial sales of our Class A ordinary shares, including in the form of BDRs, particularly sales by our directors, executive officers and significant shareholders, a large number of Class A ordinary shares or BDRs becoming available for sale or the perception in the market that such sales could occur. Upon the closing of this offering, we will have approximately 3,450,222,235 Class A ordinary shares outstanding, including those underlying BDRs, and 1,150,245,114 Class B ordinary shares outstanding. Subject to the lock-up agreements described below, the Class A ordinary shares sold in this offering, as well as the Class A ordinary shares underlying outstanding BDRs, will be freely tradable without restriction or further registration under the Securities Act by persons other than our affiliates within the meaning of Rule 144 of the Securities Act.

Our shareholders or entities controlled by them or their permitted transferees will, subject to the lock-up agreements described below, be able to sell their Class A ordinary shares, including in the form of BDRs, in the public market from time to time without registering them, subject to certain limitations on the timing, amount and method of those sales imposed by regulations promulgated by the SEC and the CVM, as applicable. If any of our shareholders, the affiliated entities controlled by them or their respective permitted transferees were to sell a large number of their Class A ordinary shares, including in the form of BDRs, the market price of our Class A ordinary shares may decline significantly. In addition, the perception in the public markets that sales by them might occur may also cause the trading price of our Class A ordinary shares to decline.

We and all of our directors, executive officers and certain other record holders that together represent             % of our outstanding ordinary shares and securities convertible into or exchangeable or exercisable for our Class A ordinary shares are subject to lock-up agreements with the underwriters that restrict their ability to transfer such ordinary shares and such securities, including any hedging transactions, during the period ending on the later of (x) the opening of trading on the second trading day immediately following our public release of earnings for the three-months ended March 31, 2022 and (y) the 181st day after the date of this prospectus, as further described in “Class A Ordinary Shares Eligible for Future Sale.”

In addition, substantially all of the remaining approximately             % of our outstanding ordinary shares and securities convertible into or exchangeable or exercisable for our ordinary shares are subject to market standoff agreements with us that restrict certain transfers of such ordinary shares and such securities during the restricted period. Notwithstanding the terms of such market standoff agreements and lock-up agreements, our insider trading policy prohibits hedging by all of our current directors, officers and employees.

In addition, as further described in “Class A Ordinary Shares Eligible for Future Sale,” (A) up to 15% of the outstanding Class A ordinary shares, BDRs and securities convertible into or exchangeable or exercisable for our Class A ordinary shares or BDRs (but excluding unvested securities and any securities subject to escrow or holdback) held by the Employee Shareholders (as defined in the section entitled “Class A Ordinary Shares Eligible for Future Sale”) may be sold for a five-trading day period beginning on the commencement of trading on the third day on which our Class A ordinary shares are traded on the NYSE, or the “First Release Window”, and (B) up to 25% of our outstanding Class A ordinary shares, BDRs and securities convertible into or exchangeable or exercisable for our Class A ordinary shares or BDRs (but excluding unvested securities and any securities subject to escrow or holdback) held by Non-Founder/D&O Shareholders (as defined in “Class A Ordinary Shares Eligible for Future Sale”), plus any shares eligible to be sold in the First Release Window held by such person but not sold during such First Release Window, may be sold for a nine-trading day period beginning on the commencement of trading on the second trading day immediately following our public release of earnings for the year ended December 31, 2021, provided that, in the case of clauses (A) and (B), certain trading prices of our Class A ordinary shares are achieved.

Upon the expiration of the restricted period described above, approximately             % of the securities subject to such lock-up and market standoff restrictions will become eligible for sale, subject to compliance with applicable securities laws. Furthermore, we and Morgan Stanley & Co. LLC may waive the lock-up agreements and market standoff agreements entered into by our executive officers, directors and record holders of our securities before they expire.

Sales of a substantial number of our Class A ordinary shares, including in the form of BDRs, including upon expiration of the lock-up agreements, the perception that such sales may occur, or early release of these lock-up periods, could cause the trading price of our Class A ordinary shares to fall or make it more difficult for you to sell your Class A ordinary shares at a time and price that you deem appropriate.

Our Memorandum and Articles of Association and the Shareholder’s Agreement contain anti-takeover provisions, and the Central Bank of Brazil imposes certain restrictions and requirements, which may discourage a third-party from acquiring us and adversely affect the rights of holders of our Class A ordinary shares.

Our Memorandum and Articles of Association and the Shareholder’s Agreement contain certain provisions that could limit the ability of others to acquire control of our company, including provisions that:

•

authorize our board of directors to issue, without further action by the shareholders, undesignated preferred shares with terms, rights and preferences determined by our board of directors that may be senior to our Class A ordinary shares;

•	institute a staggered board of directors and restrictions on our shareholders to fill a vacancy on the board of directors;

•	impose advance notice requirements for shareholder proposals;

•	limit our shareholders’ ability to call special meetings;

•	require approval from the holders of at least two-thirds in voting power of all outstanding shares entitled to vote thereon to amend a provision of our Memorandum and Articles of Association;

•	condition any change of control of our company on the consent of the holders of a majority of the Class B ordinary shares in issue; and

•

provides our founding shareholder, David Vélez Osorno, so long as our founding shareholder and his affiliates beneficially own shares accounting for at least 40% of the voting power of our issued share capital, the ability to designate a majority of the members of our board of directors, as described in “Management—Shareholder’s Agreement.”

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also make it more difficult for you and other shareholders to elect directors of your choosing and cause us to take other corporate actions that you desire.

In addition, certain of our subsidiaries are Brazilian financial institutions (including Nu Financeira, Nu DTVM and NuInvest) and certain are Brazilian payment institutions (including Nu Pagamentos), all of which are regulated by the Central Bank of Brazil. Any proposed change of control of a financial or payment institution must be submitted to and conditioned upon approval from the Central Bank of Brazil. Further, if a person that is not the controlling shareholder of such an institution acquires: (i) more than 15% of the total equity capital of a financial institution, directly or indirectly; or (ii) more than 15% of the voting equity capital or more than 10% of the total equity capital of a payment institution, directly or indirectly (in each case, a “Qualified Equity Participation”), any such acquisition must be submitted to the Central Bank of Brazil, which has the right to request documents and information, and can demand that the acquisition be modified or undone in case of any irregularities. This rule also applies to any expansion of a Qualified Equity Participation. Such rules and regulations of the Central Bank of Brazil could likewise discourage, delay or prevent a transaction involving a change in control of our financial or payment institution subsidiaries, and could make it difficult for you and other shareholders to cause us to take corporate actions that you desire.

Our dual class capital structure means that our shares are not eligible to be included in certain indices. We cannot predict the impact this may have on the trading price of our Class A ordinary shares.

In 2017, FTSE Russell and S&P Dow Jones announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices to exclude companies with multiple classes of shares, such as ours, from being added to such indices. FTSE Russell announced plans to require new constituents of its indices to have at least five percent of their voting rights in the hands of public shareholders, whereas S&P Dow Jones announced that companies with multiple share classes, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. We cannot guarantee that other stock indices will not take a similar approach to FTSE Russell and S&P Dow Jones in the future. Under the announced policies, our dual class capital structure is not eligible for inclusion in either of these indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our shares. It continues to be somewhat unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from the indices, but in certain situations they may depress these valuations compared to those of other similar companies that are included. Exclusion from indices could make our Class A ordinary shares less attractive to investors and, as a result, the market price of our Class A ordinary shares could be adversely affected.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A ordinary shares and our trading volume could decline.

The trading market for our Class A ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrade our Class A ordinary shares or publish inaccurate or unfavorable research about our business, the price of our Class A ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A ordinary shares could decrease, which might cause the price of our Class A ordinary shares and trading volume to decline.

We may not pay any cash dividends in the foreseeable future.

The declaration, payment and amount of any future dividends will be made at the discretion of our board of directors and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as our board of directors considers relevant. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend. In addition, we are governed by the laws of the Cayman Islands and our Memorandum and Articles of Association, under which there is no minimum mandatory dividend payable to our shareholders and no established periodicity for the distribution of dividends.

New investors in our Class A ordinary shares and BDRs will experience immediate and substantial dilution after this offering.

The initial public offering price of our Class A ordinary shares will be substantially higher than the pro forma net tangible book value per share of the outstanding Class A ordinary shares (and those underlying our BDRs) immediately after this offering. Based on an assumed initial public offering price of US$10.50 per share (the midpoint of the price range set forth on the cover of this prospectus) and our net tangible book value as of September 30, 2021, if you purchase our Class A ordinary shares in this offering you will pay more for your shares than the amounts paid by our existing shareholders for their shares and you will suffer immediate dilution of approximately US$9.54 per share in pro forma net tangible book value. See “Dilution.”

Pursuant to Brazilian law, we may amend our deposit agreement in respect of the BDRs and the rights of BDR holders by means of an agreement with the BDR Depositary and without the consent of BDR holders.

Pursuant to Brazilian law, we may amend the Deposit Agreement and the rights of BDR by means of an agreement with the BDR Depositary and without the consent of BDR holders. In that case, even if the amendment or change is materially adverse to the rights of BDR holders, it will become effective and the BDR holders will not be able to challenge such amendment.

Holders of our BDRs registered in a nominee account may not be able to exercise voting rights as readily as a shareholder.

Holders of BDRs are not and will not be considered to be holders of our Class A ordinary shares and are not entitled to attend or vote at meetings of our shareholders. We have agreed with the BDR Depositary that upon receipt by the BDR Depositary of notice of any meeting of our shareholders, the BDR Depositary will publish notice of such meeting for the holders of BDRs, requesting instructions by a specified date from the holders of BDRs as to the voting of our Class A ordinary shares represented by their BDRs. In order to direct the voting of any such shares, holders of BDRs must deliver instructions to the BDR Depositary by the specified date. Neither we nor the BDR Depositary can guarantee that you will see the published notice in time to instruct the BDR Depositary as to the voting of our Class A ordinary shares represented by your BDRs and it is possible that you will not have the opportunity to direct the voting of any shares. For more information, see “Description of Brazilian Depositary Receipts—Deposit Agreement—Voting Rights of BDRs.”

There are no specific rules relating to the delisting of our BDRs from the B3.

We may decide to delist our BDRs from the B3. In such case, we cannot guarantee that we or our founding shareholder will make a public offering for the acquisition of our BDRs or our underlying Class A ordinary shares on terms and conditions that meet the expectations of the BDR holders, who in any case will not be able to prevent us from deregistering from the CVM and delisting our BDRs from the B3.

Holders of BDRs may be subject to additional risks related to holding BDRs rather than Class A ordinary shares.

Because holders of BDRs do not hold their Class A ordinary shares directly, they are subject to the following additional risks, among others:

•	a holder of BDRs will not be treated as a direct holder of Class A ordinary shares and may not be able to exercise shareholder rights;

•

dividends on the Class A ordinary shares represented by the BDRs will be paid to the BDR Depositary, and before the BDR Depositary makes a distribution to a holder on behalf of the BDRs, withholding taxes or other governmental charges, if any, that must be paid, will be deducted;

•

we and the BDR Depositary may amend or terminate the Deposit Agreement without the consent of holders of the BDRs in a manner that could prejudice holders of BDRs or that could affect their ability to transfer BDRs, among others; and

•	the BDR Depositary may take other actions inconsistent with the best interests of holders of BDRs.

As a foreign private issuer and an emerging growth company, we have different disclosure and other requirements than U.S. domestic registrants and non-emerging growth companies.

As a foreign private issuer and emerging growth company, we may be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Cayman Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants. However, Cayman Islands laws and regulations applicable to Cayman Islands companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time.

Furthermore, foreign private issuers are required to file their annual report on Form 20-F within 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information, although we will be subject to Cayman Islands laws and regulations having substantially the same effect as Regulation Fair Disclosure. As a result of the above, even though we are required to file reports on Form 6-K disclosing the limited information which we have made or are required to make public pursuant to Cayman Islands law, or are required to distribute to shareholders generally, and that is material to us, you may not receive information of the same type or amount that is required to be disclosed to shareholders of a U.S. company.

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we will not be subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company, we are permitted to, and intend to take advantage of, certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. In addition, we will not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board, or the “PCAOB,” (unless the SEC determines otherwise) and our auditors will not need to attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual revenue of at least US$1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A ordinary shares that is held by non-affiliates exceeds US$700 million as of the prior June 30, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. Accordingly, the information about us available to you will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier.

Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act. We currently prepare our financial statements in accordance with IFRS. We will not be required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as our financial statements are prepared in accordance with IFRS as issued by the IASB.

We cannot predict if investors will find our Class A ordinary shares less attractive because we will rely on these exemptions. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active and more volatile trading market for our Class A ordinary shares.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (a) more than 50% of the voting power of all our outstanding classes of voting securities (on a combined basis) must be either directly or indirectly owned of record by non-residents of the United States or (b)(1) a majority of our executive officers or directors must not be U.S. citizens or residents; (2) more than 50% of our assets cannot be located in the United States; and (3) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NYSE rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the costs we will incur as a foreign private issuer.

As a foreign private issuer, we rely on exemptions from certain NYSE corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our Class A ordinary shares or to holders of our BDRs.

NYSE rules require listed companies to have, among other things, a majority of their board members be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to follow, and we do follow, home country practice in lieu of the above requirements. See “Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

We are a “controlled company” within the meaning of the NYSE listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

Upon the completion of this offering, David Vélez Osorno will continue to control a majority of the voting power of our shares. As a result, we will be a “controlled company” within the meaning of the NYSE listing standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements of the NYSE, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Following this offering, we intend to rely on some or all of these exemptions. As a result, we do not have a stand-alone nominating and corporate governance committee, and our Leadership Development, Diversity and Compensation Committee is not required to consist entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Our Memorandum and Articles of Association will designate the Grand Court of the Cayman Islands as the exclusive forum for substantially all disputes between us and our shareholders, and the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act, which could limit our shareholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our Memorandum and Articles of Association, which will become effective immediately prior to the completion of this offering, will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or any other person, (iii) any action or proceeding arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the Companies Act, our Memorandum and Articles of Association, or any other provision of applicable law, (iv) any action or proceeding seeking to interpret, apply, enforce or determine the validity of our Memorandum and Articles of Association or (v) any action or proceeding as to which the Companies Act confers jurisdiction on the Grand Court of the Cayman Islands shall be the Grand Court of the Cayman Islands, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Our Memorandum and Articles of Association will also provide that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action under the Securities Act. Nothing in our Memorandum and Articles of Association will preclude shareholders that assert claims under the Exchange Act from bringing such claims in any court, subject to applicable law. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to these provisions. However, shareholders will not be deemed to have waived our compliance with U.S. federal securities laws and the rules and regulations thereunder. These exclusive forum provisions may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. The enforceability of similar choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. For example, in December 2018, the Court of Chancery of the State of Delaware determined that a provision stating that federal district courts of the United States are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. Although this decision was reversed by the Delaware Supreme Court in March 2020, courts in other states may still find these provisions to be inapplicable or unenforceable. If a court were to find the exclusive forum provisions in our Memorandum and Articles of Association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could adversely affect our results of operations.

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders, including with respect to fiduciary duties and corporate opportunities, may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Memorandum and Articles of Association and by the laws of the Cayman Islands. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors of a Cayman Islands company owe fiduciary duties to the company and separately a duty of care, diligence and skill to the company. Under Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) directors should not properly fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our Memorandum and Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the NYSE, and unless (x) disqualified by the chairman of the relevant meeting or (y) such interest is material, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its shareholders (made up of two components) and the director’s duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. See “Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

Our shareholders may face difficulties in protecting their interests because we are a Cayman Islands exempted company.

Our corporate affairs are governed by our Memorandum and Articles of Association, by the Companies Act (as amended) of the Cayman Islands, or the “Companies Act,” and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a significantly less exhaustive body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law than the Cayman Islands.

Specifically, subject to limited exceptions, under Cayman Islands’ law, a minority shareholder may not bring a derivative action against the board of directors. Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. Further, while Cayman Islands law allows a dissenting shareholder to express the shareholder’s view that a court sanctioned reorganization of a Cayman Islands company would not provide fair value for the shareholder’s shares, Cayman Islands statutory law does not specifically provide for shareholder appraisal rights in connection with a court sanctioned reorganization (by way of a scheme of arrangement). This may make it more difficult for you to assess the value of any consideration you may receive in a corporate reorganization (approved by way of a scheme of arrangement) or to require that the acquirer gives you additional consideration if you believe the consideration offered is insufficient. However, the Companies Act does provide a mechanism for a dissenting shareholder in a statutory merger or consolidation to apply to the Grand Court of the Cayman Islands for a determination of the fair value of the dissenter’s shares if it is not possible for the company and the dissenter to agree on the fair value of such shares within the time limits prescribed by the Companies Act.

In addition, shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders. Our directors have discretion under our Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain information needed to establish any facts necessary for a shareholder motion.

United States civil liabilities and certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, certain of our directors and officers are nationals and residents of countries other than the United States, and a substantial portion of the assets of these persons is located outside of the United States. As a result, it may be difficult to effect service of process within the United States upon these persons. It may also be difficult to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who are not resident in the United States and the substantial majority of whose assets are located outside of the United States.

Further, it is unclear if original actions predicated on civil liabilities based solely upon U.S. federal securities laws are enforceable in courts outside the United States, including in the Cayman Islands and Brazil. Courts of the Cayman Islands may not, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States on the grounds that such provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, courts of the Cayman Islands will recognize and enforce a foreign judgment of a court of competent jurisdiction if such judgment is final and conclusive and for a liquidated sum, provided it is not in respect of taxes or a fine or penalty, is not inconsistent with a Cayman Islands’ judgment in respect of the same matters, and was not obtained by fraud or in a manner which is contrary to the public policy of the Cayman Islands. In addition, a Cayman Islands court may stay proceedings if concurrent proceedings are being brought elsewhere.

Judgments of Brazilian courts to enforce our obligations with respect to our Class A ordinary shares or BDRs may be payable only in reais.

Most of our assets are located in Brazil. If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our Class A ordinary shares or BDRs, we may not be required to discharge our obligations in a currency other than reais. Under Brazilian exchange control laws, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, typically as determined by the Central Bank of Brazil, in effect on the date the judgment is obtained, and such amounts are then typically adjusted to reflect exchange rate variations and monetary restatements through the effective payment date. The then-prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of or related to our obligations under the Class A ordinary shares or BDRs.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this prospectus include statements about:

•	general economic, financial, political, demographic and business conditions in Brazil, Mexico and Colombia, as well as any other countries we may serve in the future and their impact on our business;

•	fluctuations in interest, inflation and exchange rates in Brazil, Mexico and Colombia and any other countries we may serve in the future;

•

our ability to timely and efficiently implement any measures that are necessary to combat or reduce the impacts of the COVID-19 pandemic on our business, results of operations, cash flow, prospects, liquidity and financial condition;

•	competition in the consumer technology and financial services industry;

•	our ability to implement our business strategy;

•	our ability to adapt to the rapid pace of technological changes in the sectors in which we operate;

•	the reliability, performance, functionality and quality of our products and services, reliability and performance of our suitability, risk management and business continuity policies and processes;

•	the availability of government authorizations on terms and conditions and within periods acceptable to us;

•	our ability to continue attracting and retaining new appropriately-skilled employees;

•	our capitalization and level of indebtedness;

•	the interests of our founding shareholder;

•	our ability to manage our growth effectively;

•	our ability to successfully expand in Latin America and other new markets;

•	changes in government regulations applicable to the financial services industry in Brazil, Mexico, Colombia and elsewhere;

•	our ability to compete and conduct our business in the future;

•	our ability to maintain, protect and enhance our brand and intellectual property;

•	the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors;

•	changes in consumer demands regarding the products and services we offer, and our ability to innovate to respond to such changes;

•	changes in labor, distribution and other operating costs;

•	our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us;

•	the size of our addressable markets, market share and market trends;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	other risk factors discussed under “Risk Factors.”

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors, including those described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot guarantee that the results, events, and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

Neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. Moreover, the forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Presentation of Financial and Other Information

All references to “U.S. dollars,” “dollars,” or “US$” are to the U.S. dollar. All references to “IFRS” are to International Financial Reporting Standards, as issued by the IASB.

Financial Statements

Nu, the company whose Class A ordinary shares and BDRs are being offered in this prospectus, was incorporated in the Cayman Islands on February 26, 2016 as an exempted company incorporated with limited liability.

We maintain our books and records in U.S. dollars, which is the presentation currency for our financial statements and also our functional currency. The functional currency of our Brazilian, Mexican and Colombian operating entities, respectively, is the Brazilian real, the Mexican peso and the Colombian peso. The financial statements of each of our subsidiaries are maintained using the relevant functional currency for such subsidiary, which we determine is the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity. See note 2.a to our audited consolidated financial statements (as defined below), included elsewhere in this prospectus, for more information about our and our subsidiaries’ functional currencies.

Our unaudited condensed consolidated interim financial statements were prepared in accordance with IAS 34 and our consolidated financial statements were prepared in accordance with IFRS, as issued by the IASB. Unless otherwise noted, our consolidated statement of financial position data presented herein as of September 30, 2021 and as of December 31, 2020, 2019 and 2018 and the consolidated statements of profit or loss for the three and nine months ended September 30, 2021 and 2020 and for the years ended December 31, 2020, 2019 and 2018 is stated in U.S. dollars, our reporting currency. Our consolidated financial information contained in this prospectus is derived from our unaudited condensed consolidated interim financial statements as of September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020 and our audited consolidated financial statements as of December 31, 2020, 2019 and 2018, together with the notes thereto. Any financial information contained in this prospectus comparing growth in the year ended December 31, 2018 against the prior period has been prepared based on accounting records for the year ended December 31, 2017, which was prepared in accordance with IFRS.

This financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

Our fiscal year ends on December 31. References in this prospectus to a fiscal year, such as “fiscal year 2020,” relate to our fiscal year ended on December 31 of that calendar year.

Special Note Regarding Non-IFRS Financial Measures

This prospectus presents our Adjusted Net Income (Loss) and certain FX Neutral measures and their respective reconciliations for the convenience of investors, which are non-IFRS financial measures. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance, financial position, or cash flow that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. Adjusted Net Income (Loss) and the FX Neutral measures, however, should be considered in addition to, and not as a substitute for or superior to, profit (loss), or other measures of the financial performance prepared in accordance with IFRS.

Adjusted Net Income (Loss)

Adjusted Net Income (Loss) is prepared and presented to eliminate the effect of items from profit (loss) attributable to shareholders of the parent company that we do not consider indicative of our core operating performance within the period presented. We define Adjusted Net Income (Loss) as profit (loss) attributable to shareholders of the parent company, adjusted for expenses related to share-based compensation in such year/period, allocated tax effects on share-based compensation in such period and finance costs related to results with convertible instruments in such period.

Adjusted Net Income (Loss) is presented because our management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. We also use Adjusted Net Income (Loss) as a key profitability measure to assess the performance of our business. We believe Adjusted Net Income (Loss) is useful to evaluate our operating and financial performance for the following reasons:

•

Adjusted Net Income (Loss) is widely used by investors and securities analysts to measure a company’s operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired;

•

Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their income tax effects, do not necessarily reflect how our business is performing at any particular time and the related expenses (and their subject impacts in the market value of our assets and liabilities) are not key measures of our core operating performance; and

•

Finance costs with convertible instruments include fair value adjustments relating to the embedded derivative conversion feature, which are based upon subjective assumptions and do not reflect the cash cost of our convertible debt, and do not directly reflect how our business is performing at any particular time and the related expense adjustment amounts are not key measures of our core operating performance.

Adjusted Net Income (Loss) is not a substitute for profit (loss) attributable to shareholders of the parent company for the period, which is the IFRS measure of earnings. Additionally, our calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including our competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, our measure may not be comparable to those of other companies. A reconciliation of our Adjusted Net Income (Loss) to its most directly comparable measure of income (loss) can be found in “Summary Consolidated Financial and Other Data—Non-IFRS Financial Measures and Reconciliations.”

FX Neutral Measures

FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook.

FX Neutral measures are presented because our management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures included in this prospectus were calculated to present what such measures in preceding periods/years would have been had exchange rates remained stable from these preceding periods/years until the date of our most recent financial information, as detailed below.

The FX Neutral measures for the three months ended September 30, 2020 were calculated by multiplying the as reported amounts of Adjusted Net Income (Loss) and the key business metrics for such period by the average Brazilian reais/U.S. dollars exchange rate for the three months ended September 30, 2020 (R$5.443 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the three months ended September 30, 2021 (R$5.269 to US$1.00), so as to present what certain of our statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended September 30, 2021.

The FX Neutral measures for the nine months ended September 30, 2020 and 2019 and for the years ended December 31, 2020, 2019, 2018 and 2017 were calculated by multiplying the as reported amounts of Adjusted Net Income (Loss) and the key business metrics for such periods/years by the average Brazilian reais/U.S. dollars exchange rates for the nine months ended September 30, 2020 and 2019 (R$5.176 and R$3.904 to US$1.00) and for the years ended December 31, 2020, 2019, 2018 and 2017 (R$5.240, R$3.952, R$3.681 and R$3.198, to US$1.00, respectively), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the nine months ended September 30, 2021 (R$5.349 to

US$1.00), so as to present what certain of our statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from these past periods/years until the nine months ended September 30, 2021.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the three and nine months ended September 30, 2021 and 2020 and the average of the month-end rates for each month in the years 2020, 2019 and 2018, as reported by Bloomberg.

FX Neutral measures for deposits and interest-earning portfolio presented in this prospectus were calculated by multiplying the as reported amounts as of December 31, 2020, September 30, 2020, December 31, 2019, September 30, 2019 and December 31, 2018 by the spot Brazilian reais/U.S. dollars exchange rates as of these dates (December 31, 2020, September 30, 2020, December 31, 2019, September 30, 2019 and December 31, 2018 rates of R$5.199, R$5.613, R$4.030, R$4.156, R$3.875 and R$3.309 to US$1.00, respectively), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of September 30, 2021 (R$5.443 to US$1.00) so as to present what these amounts would have been had exchange rates been the same as those on September 30, 2021. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

FX Neutral measures do not include adjustments for any other macroeconomic effect, such as local currency inflation effects, or any price adjustment to compensate for local currency inflation or devaluation. A reconciliation of our FX Neutral measures to the most directly comparable financial measure calculated and presented in accordance with IFRS can be found in “Summary Consolidated Financial and Other Data—Non-IFRS Financial Measures and Reconciliations.”

Special Note Regarding Certain Operational Metrics

Customers and Active Customers

This prospectus presents information regarding our number of customers and our number of monthly active customers.

Number of customers information is prepared and presented as an important indicator of the size and momentum of our business, particularly as we continue to operate at a high growth pace. We define customers for a given measurement period as the individuals or SMEs that have previously or within such measurement period opened an account with us and we exclude any such individuals or SMEs that have been charged-off or blocked or have voluntarily closed their account. Number of customers is presented because it allows us to track our capacity to attract and retain customers and can provide useful information to investors, securities analysts and the public in their review of our operating performance.

Monthly active customer information is prepared and presented as an important indicator of the size and momentum of our business based on the number of customers we consider to be active. We define monthly active customers as all customers that have generated revenue in the last 30 calendar days, for a given measurement period. Monthly active customers information is presented because it allows us to track our capacity to attract and retain active customers and can provide useful information to investors, securities analysts and the public in their review of our operating performance.

Moreover, we differentiate between total number of customers (which includes customers we consider to be non-active) and active customers, to enable our management to evaluate performance metrics exclusively on the customers that we define as active. Doing so allows us to track performance based on revenue (defined as Monthly ARPAC) and cost (defined as Monthly Average Cost to Serve). For an explanation of how we calculate Monthly ARPAC and Monthly Average Cost to Serve per Active Customer please see the “Glossary of Terms” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Information regarding both total number of customers and monthly active customers should be analyzed in conjunction with other operating and financial metrics, and should not be considered as a measure of performance in isolation. Additionally, our calculation of these measures may be different from the calculation used by other companies, including our competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, our measures may not be comparable to those of other companies.

Market Share and Other Information

This prospectus contains data related to economic conditions in the markets in which we operate. The information contained in this prospectus concerning economic conditions is based on publicly available information from third-party sources that we believe to be reasonable. Market data and certain industry forecast data used in this prospectus were obtained from internal reports and studies, where appropriate, as well as estimates, market research, publicly available information (including information available from the U.S. Securities and Exchange Commission website) and industry publications. We obtained the information included in this prospectus relating to the industry in which we operate, as well as the estimates concerning market shares, through internal research, a report dated October 28, 2021 by management consulting company Oliver Wyman Consultoria em Estratégia de Negócios Ltda. commissioned by us, public information and publications on the industry prepared by official public sources, such as the national association of financial and capital markets entities (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais, or “ANBIMA”); the World Bank; the International Monetary Fund, or the “IMF;” the Organisation for Economic Co-operation and Development, or “OECD;” the Central Bank of Brazil; the Colombian Central Bank; the Central Bank of Mexico; the Inter-American Development Bank; the Brazilian social and economic development bank (Banco Nacional de Desenvolvimento Econômico e Social, or “BNDES”); the Brazilian Institute of Geography and Statistics (Instituto Brasileiro de Geografia e Estatística, or the “IBGE”); the Institute of Applied Economic Research (Instituto de Pesquisa Econômica Aplicada, or “IPEA”), the Superintendence of Private Insurance (Superintendência de Seguros Privados, or “SUSEP”), the CVM; the Colombian National Administrative Department of Statistics (DANE – Departamento Administrativo Nacional de Estadística); the Mexican National Institute of Statistics and Geography (INEGI – Instituto Nacional de Estadística, Geografía e Informática); the Brazilian Micro and Small Business Support Service (Serviço Brasileiro de Apoio às Micro e Pequenas Empresas) or “SEBRAE;” and the GSMA; and the Brazilian Association of Credit Card and Services Companies (Associação Brasileira de Empresas de Cartões de Crédito e Serviços), or “ABECS;” as well as private sources, such as B3, Bloomberg and Forbes, consulting and research companies in the Brazilian financial services industry, and Fundação Getulio Vargas, or “FGV,” among others. We estimate that we are one of the largest digital banking platforms in the world by comparing what we believe to be the largest (by number of customers) digital banking platforms around the world (according to public statements made by these platforms and data from an independent research firm) to the number of customers on our platform.

Industry publications generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable, neither we, the selling shareholders, the underwriters, nor our or their respective affiliates or agents have independently verified it. Governmental publications and other market sources, including those referred to above, generally state that their information was obtained from recognized and reliable sources, but the accuracy and completeness of that information is not guaranteed. In addition, the data that we compile internally and our estimates have not been verified by an independent source. Except as disclosed in this prospectus, none of the publications, reports or other published industry sources referred to in this prospectus were commissioned by us or prepared at our request. Except as disclosed in this prospectus, we have not sought or obtained the consent of any of these sources to include such market data in this prospectus.

Calculation of Net Promoter Score

Net promoter score, or “NPS,” is a widely known survey methodology that measures the willingness of customers to recommend a company’s products and services. It is used to gauge customers’ overall satisfaction with a company’s products and services and their loyalty to the brand, and it is typically based on customer surveys. NPS measures satisfaction using a scale of zero to 10 based on a customer’s response to the following question: “How likely is it that you would recommend Nu to a friend or colleague?” Responses of nine or 10 are considered “promoters.” Responses of seven or eight are considered neutral. Responses of six or less are considered “detractors.” The NPS, a percentage expressed as a numerical value, is calculated by subtracting the percentage of respondents who are detractors from the percentage who are promoters.

Rounding

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Use of Proceeds

We estimate that the net proceeds to us from the sale of our Class A ordinary shares in the global offering, including in the form of BDRs, will be approximately US$2,947.5 million, based upon the assumed initial public offering price of US$10.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and without considering any proceeds from the issuance of Class A ordinary shares underlying BDRs under the Customer Program (NuSócios), as any funds comprising the offering price thereof will be delivered to participating Customers by one of our affiliates, as the sponsor of the program, resulting in no incremental net proceeds to us on a consolidated basis. We will not receive proceeds from the sale of Class A ordinary shares by the selling shareholders.

Each US$1.00 increase or decrease in the assumed initial public offering price of US$10.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the net proceeds that we receive from this offering by approximately US$285.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million in the number of our Class A ordinary shares, including in the form of BDRs, offered by us would increase or decrease the net proceeds that we receive from this offering by approximately US$10.3 million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

The principal purposes of the global offering are to increase our capitalization and financial flexibility, create a public market for our Class A ordinary shares and BDRs, and enable access to the public equity markets for us and our shareholders.

We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds we receive from this offering to acquire or invest in businesses, products, services, or technologies. However, we do not have agreements or commitments for any material acquisitions or investments at this time. We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Pending the use of proceeds from this offering as described above, we may invest the net proceeds that we receive in this offering in interest-earning instruments.

Dividend and Dividend Policy

We have never declared or paid any cash dividends on our share capital. Nu has not adopted a dividend policy with respect to future declarations and payment of dividends. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

Certain Legal Requirements Related to Dividends

Under the Companies Act and our Memorandum and Articles of Association, a Cayman Islands company may pay a dividend out of either its distributable reserves (retained and current profit) or share premium account, but a dividend may not be paid if the company is, or the dividend would result in the company being, unable to pay its debts as they fall due in the ordinary course of business. According to our Memorandum and Articles of Association, dividends can be declared and paid out of funds lawfully available to us, which includes share premium. Dividends, if any, would be paid in proportion to the number of ordinary shares a shareholder holds. For further information, see “Taxation—Cayman Islands Tax Considerations.”

Additionally, please refer to “Risk Factors—Risks Relating to Our Business and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries.” Our ability to pay dividends is directly related to positive and distributable net results from our subsidiaries. We depend on dividend distributions by our subsidiaries, and we may be adversely affected if the performance of our subsidiaries is not positive. If, for any legal reasons due to new laws or bilateral agreements between countries, they are unable to pay dividends to Cayman Islands companies, or if a Cayman Islands company becomes incapable of receiving them, we may not be able to make any dividend payments in the future.

Our Brazilian subsidiaries that are incorporated as a Brazilian corporation (sociedade anônima) are required under Federal Law No. 6,404 dated December 15, 1976, as amended, to distribute a mandatory minimum dividend to shareholders each year, which cannot be lower than a given percentage established in the relevant corporation’s bylaws of its profit for the prior year, which percentage will be considered as 25% in case nothing is said in the bylaws, after 5% the profits are directed to a legal reserve, unless such distribution is suspended by a decision of such subsidiary’s shareholders at its annual shareholders’ meeting based on a report by its board of directors that such distribution would be incompatible with its financial condition at that time. Our Brazilian subsidiaries that are incorporated as a Brazilian limited liability company (sociedade limitada) may also have specific mandatory dividend payment rules pursuant to their bylaws. In addition, if for any legal reasons due to new laws or bilateral agreements between countries, our Brazilian subsidiaries are unable to pay dividends to Cayman Islands companies, or if a Cayman Islands company becomes incapable of receiving them, we may not be able to make any dividend payments in the future.

Our Colombian and Mexican subsidiaries may also face restrictions on their ability to pay dividends under applicable local laws.

Capitalization

The following table sets forth our total capitalization (defined as borrowings and financing, securitized borrowings, instruments eligible as capital and total equity), as of September 30, 2021 (in each case, after giving effect to the Share Split) as follows:

•	on an actual basis as of September 30, 2021;

•	on a pro forma basis, giving effect to:

•	the issuance of 830,490 Class A ordinary shares (equivalent to US$5.5 million) at the closing of our acquisition of Spin Pay in October 2021;

•	the issuance of 62,212,401 Class A ordinary shares pursuant to the exercise of stock options, for a total exercise price of US$3.2 million, between October 1, 2021 and October 26, 2021; and

•

the issuance of 3,619,523 Class A ordinary shares subject to RSUs, net of withheld shares to settle the employees’ tax obligations, which will reduce the amount of our total equity, in the amount of US$5.1 million, vested between October 1, 2021 and October 26, 2021.

•	on a pro forma as further adjusted basis, giving effect to:

•	the pro forma adjustment set forth above; and

•

the sale and issuance by us of 289,150,555 Class A ordinary shares in the global offering, including in the form of BDRs, comprised of 285,714,286 Class A ordinary shares to be sold by us in the primary offering and 3,436,269 Class A ordinary shares underlying BDRs reserved for issuance under the Customer Program from which no incremental net proceeds will be received, based upon the assumed initial public offering price of US$10.50 per share or R$9.82 per BDR (the midpoint of the range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us of US$52.5 million.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our unaudited condensed consolidated interim financial statements and related notes, and the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of September 30, 2021

	Actual	Pro forma	Pro forma as further adjusted[1]
	(in US$ millions)

Borrowings and financing	134.4	134.4	134.4

Securitized borrowings[2]	26.8	26.8	26.8

Instruments eligible as capital[3]	12.5	12.5	12.5

Total equity	1,905.4	1,909.1	4,856.6

Total capitalization[4]	2,079.1	2,082.8	5,030.3

1.

Each US$1.00 increase (decrease) in the offering price per Class A ordinary share, including in the form of BDRs, would increase (decrease) our total capitalization and total equity by US$285.7 million.

2.

For further information regarding our securitized borrowings, which correspond to senior notes issued by FIDC Nu, see note 19.b to our audited consolidated financial statements included elsewhere in this prospectus.

3.

For further information regarding our instruments eligible as capital, which correspond to a subordinated financial letter approved as Tier 2 capital issued by our subsidiary Nu Financeira, see note 16 to our audited consolidated financial statements included elsewhere in this prospectus.

4.	Total capitalization consists of borrowings and financing, securitized borrowings, instruments eligible as capital plus total equity.

The above discussion and table are based on 4,311,316,794 ordinary shares outstanding as of September 30, 2021, after giving effect to (i) the Share Capital Conversion, (ii) the issuance of 830,490 Class A ordinary shares at the closing of our acquisition of Spin Pay in October 2021, (iii) the issuance of 62,212,401 Class A ordinary shares pursuant to the exercise of stock options between October 1, 2021 and October 26, 2021, (iv) and the issuance of 3,619,523 Class A ordinary shares subject to RSUs vested, net of withheld shares to settle the employees’ tax obligations, vested between October 1, 2026 and October 26, 2021. This number excludes:

•

4,092,511 Class A ordinary shares that we expect to issue as contingent consideration for post-combination services rendered to us by Cognitect’s former shareholders and employees, payable in equal installments over a four year period commencing in August 2021, subject to the satisfaction of certain conditions precedent;

•

an aggregate of up to 1,793,940 Class A ordinary shares that are issuable in connection with our acquisition of Spin Pay upon the achievement of certain milestones on the first and second anniversaries of the closing (October 2022 and October 2023) and as consideration for post-combination services rendered to us by the former shareholders of Spin Pay who became our employees following the closing;

•

an aggregate of up to 75,024 Class A ordinary shares that are issuable in connection with our acquisition of certain assets and employees of Juntos upon the achievement of certain milestones on the first anniversary of the closing (July 2022) and as consideration for post-combination services rendered to us by Juntos employees;

•

153,544,699 Class A ordinary shares issuable upon the exercise of options to purchase Class A ordinary shares outstanding as of the date of this prospectus, with a weighted-average exercise price of US$0.40 per share;

•	94,431,867 Class A ordinary shares subject to RSUs granted and outstanding as of the date of this prospectus that remain subject to performance and service conditions;

•	223,443,113 Class A ordinary shares reserved for future issuance under our SOP and our Omnibus Incentive Plan as of the date of this prospectus; and

•	any Class A ordinary shares that may be issued pursuant to the achievement of the 2021 Award First Milestone and 2021 Award Second Milestone under the 2021 Contingent Share Awards.

Other than as set forth above, there have been no material changes to our capitalization since September 30, 2021.

Dilution

As of September 30, 2021, we had a net tangible book value of US$1,448.0 million, corresponding to a net tangible book value per share of US$0.34, giving effect to the Share Split. Net tangible book per share value represents the amount of our equity attributable to shareholders of the parent company less goodwill and other intangible assets, divided by 4,244,752,963, the sum of our ordinary and preferred shares outstanding as of September 30, 2021.

As of September 30, 2021, we had an adjusted net tangible book value per share of US$0.34, after giving effect to (i) the Share Split and the Share Capital Conversion, (ii) the issuance of 830,490 Class A ordinary shares (equivalent to US$5.5 million) at the closing of our acquisition of Spin Pay in October 2021, (iii) the issuance of 62,212,401 Class A ordinary shares pursuant to the exercise of stock options between October 1, 2021 and October 26, 2021, and (iv) and the issuance of 3,619,523 Class A ordinary shares subject to RSUs vested, net of withheld shares to settle the employees’ tax obligations, vested between October 1, 2026 and October 26, 2021. Adjusted net tangible book value per share represents the amount of our equity attributable to shareholders of the parent company less goodwill and other intangible assets, divided by 4,311,316,794, the total number of shares outstanding at September 30, 2021, after giving effect to the items described above.

After giving effect to (i) the items described above in calculating adjusted net tangible book value per share and (ii) the sale by us of 289,150,555 Class A ordinary shares in the global offering (which amount includes Class A ordinary shares offered in the form of BDRs and the 3,436,269 Class A ordinary shares underlying BDRs reserved for issuance under the Customer Program), at the assumed initial public offering price of US$10.50 per share (or R$9.82 per BDR), which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us of US$52.5 million and the estimated costs for the issuance of Class A ordinary shares underlying BDRs under the Customer Program, our pro forma as adjusted net tangible book value as of September 30, 2021 would have been US$4,399.2 million, or US$0.96 per share. This represents an immediate increase in net tangible book value of US$0.62 per share to our existing shareholders and an immediate dilution in net tangible book value of US$9.54 per share to investors purchasing Class A ordinary shares, including in the form of BDRs, in this offering at the assumed initial public offering price. Dilution for this purpose represents the difference between the price per Class A ordinary shares paid by these purchasers and net tangible book value per Class A ordinary share immediately after the completion of the offering.

If you invest in our Class A ordinary shares in this offering or BDRs, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A ordinary shares and the pro forma as adjusted net tangible book value per share of our Class A ordinary shares immediately after this offering.

Because our Class A ordinary shares and Class B ordinary shares have the same dividend and other rights, except for voting, preemption, conversion rights and certain consent rights, we have counted the Class A ordinary shares, including in the form of BDRs, and Class B ordinary shares equally for purposes of the dilution calculations below.

The following table illustrates this dilution to new investors purchasing Class A ordinary shares, including in the form of BDRs, in this offering:

Assumed initial public offering price per share	US$	10.50

As adjusted net tangible book value per share as of September 30, 2021	US$	0.34

Increase in net tangible book value per share attributable to existing investors purchasing Class A ordinary shares in this offering	US$	0.62

Pro forma as adjusted net tangible book value per share immediately after this offering	US$	0.96

Dilution per Class A ordinary share to new investors in this offering	US$	9.54

Each US$1.00 increase or decrease in the assumed initial public offering price of US$10.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share to new investors by US$1.02, and would increase or decrease, as applicable, dilution per share to new investors purchasing Class A ordinary shares, including in the form of BDRs, in this offering by US$0.94, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the estimated costs for the issuance of Class A ordinary shares underlying BDRs under the Customer Program. Similarly, each increase or decrease of 1.0 million shares in the number of Class A ordinary shares, including in the form of BDRs, offered by us would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by approximately US$0.96 per share and increase or decrease, as applicable, the dilution to new investors purchasing Class A ordinary shares, including in the form of BDRs, in this offering by US$0.002 per share, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us and the estimated costs for any issuance of Class A ordinary shares underlying BDRs under the Customer Program.

The following table summarizes, on the same pro forma as adjusted basis as of September 30, 2021, the differences between the existing shareholders and the new investors purchasing Class A ordinary shares in this offering, including in the form of BDRs, with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes the gross proceeds received from the issuance of our Class A ordinary shares, including in the form of BDRs, and the average price per share paid or to be paid to us at the assumed initial public offering price of US$10.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
			(in US$ millions)		(in US$)

Existing shareholders	4,311,316,794	93.7%	1,909.1	38.9%	0.44

New investors	285,714,286	6.2%	3,000.0	61.1%	10.50

Customer program (NuSócios)[1]	3,436,269	0.1%	0	0%	0

Total	4,600,467,349	100%	4,909.1	100%	1.07

1.

Does not consider any proceeds from the issuance of Class A ordinary shares underlying BDRs under the Customer Program, as any funds comprising the offering price thereof will be delivered to participating Customers by one of our affiliates, as the sponsor of the program, resulting in no incremental net proceeds to us on a consolidated basis. See “The Offering-Customer Program (NuSócios).”

Each US$1.00 increase or decrease in the assumed initial public offering price of US$10.50 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the total consideration paid by new investors and total consideration paid by all shareholders by US$285.7 million, assuming that the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the estimated costs for the issuance of Class A ordinary shares underlying BDRs under the Customer Program. Similarly, each increase or decrease of 1.0 million in the number of Class A ordinary shares, including in the form of BDRs, offered by us would increase or decrease the total consideration paid by new investors and total consideration paid by all shareholders by US$10.3 million, assuming the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions payable by us and the estimated costs for any issuance of Class A ordinary shares underlying BDRs under the Customer Program.

To the extent that any outstanding options to purchase our Class A ordinary shares under our equity compensation plans are exercised, RSUs are settled, or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

Exchange Rates

While we maintain our books and records in U.S. dollars, the presentation currency for our financial statements and also our functional currency, as a holding company, our material assets are our direct and indirect equity interests in our subsidiaries, and we are therefore dependent upon the results of operations of our subsidiaries, which are denominated primarily in the local currencies of the Latin American countries in which we operate, and as such our consolidated results of operations may be affected by changes in the local exchange rates to the U.S. dollar. We have significant operations in Brazil, Mexico and Colombia. The exchange rates discussed in this section have been obtained from each country’s central bank. However, in most cases, for consolidation purposes, we use a foreign currency to U.S. dollar exchange rate provided by Bloomberg that differs slightly from that reported by the aforementioned central banks. For more information, see “Risk Factors—Risks Relating to Our Business and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries” and “Risk Factors—Risks Relating to the Countries in Which We Operate—Exchange rate and interest rate instability may have a material adverse effect on the economies of the countries in which we operate and the price of our Class A ordinary shares and BDRs” and “Presentation of Financial and Other Information—Financial Statements.”

Brazil

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

The real depreciated against the U.S. dollar from mid-2011 to early 2016, and again from early 2018 to 2020. In particular, during 2015, due to the poor economic conditions in Brazil, including as a result of political instability, the real depreciated at a rate that was much higher than in previous years, and a similar trend occurred during 2018 and 2019. Overall in 2015, the real depreciated 47.0%, reaching R$3.905 per US$1.00 on December 31, 2015. In 2016, the real fluctuated significantly, appreciating 16.5% to R$3.259 per US$1.00 on December 31, 2016. In 2017, the real depreciated 1.5% against the U.S. dollar, ending the year at an exchange rate of R$3.307 per US$1.00. In 2018, the real depreciated 17.1% against the U.S. dollar, ending the year at an exchange rate of R$3.874 per US$1.00 mainly due to lower interest rates in Brazil as well as uncertainty regarding the results of the Brazilian presidential elections, which were held in October 2018. In 2019, the real depreciated 4.0% against the U.S. dollar. The real/U.S. dollar exchange rate reported by the Central Bank of Brazil was R$5.197 per US$1.00 on December 31, 2020, which reflected a 22.4% depreciation in the real against the U.S. dollar during 2020. The real/U.S. dollar exchange rate reported by the Central Bank of Brazil was R$5.439 per US$1.00 on September 30, 2021, which reflected a 10.5% depreciation in the real against the U.S. dollar since December 31, 2020. There can be no assurance that the real will not depreciate or appreciate further against the U.S. dollar.

The Central Bank of Brazil has previously intervened in the foreign exchange market to attempt to control instability in foreign exchange rates. We cannot predict whether the Central Bank of Brazil or the Brazilian government will continue to allow the real to float freely or to what extent it will intervene in the exchange rate market by re-implementing a currency band system or otherwise. The real may depreciate or appreciate substantially against the U.S. dollar in the future. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot guarantee that the Brazilian government will not place restrictions on remittances of foreign capital abroad in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Brazilian reais per U.S. dollar. The average rate is calculated by using the average of reported exchange rates by the Central Bank of Brazil on each business day during a monthly period and on the last day of each month during an annual period, as applicable. As of October 29, 2021, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank of Brazil was R$5.643 per US$1.00.

Year	Year-end	Average[1]	Low[2]	High[3]

2016	3.259	3.483	3.119	4.156

2017	3.307	3.193	3.051	3.381

2018	3.875	3.656	3.139	4.188

2019	4.031	3.946	3.651	4.259

2020	5.197	5.158	4.021	5.937

Source: Central Bank of Brazil.

1.	Represents the average of the exchange rates on the closing of each business day during the year.

2.	Represents the minimum of the exchange rates on the closing of each business day during the year.

3.	Represents the maximum of the exchange rates on the closing of each business day during the year.

Month	Period-end	Average[1]	Low[2]	High[3]

April 2021	5.404	5.562	5.366	5.706

May 2021	5.232	5.291	5.222	5.451

June 2021	5.002	5.033	4.921	5.164

July 2021	5.122	5.157	5.066	5.259

August 2021	5.143	5.252	5.138	5.427

September 2021	5.349	5.280	5.158	5.349

October 2021 (through October 29, 2021)	5.643	5.540	5.391	5.712

Source: Central Bank of Brazil.

1.	Represents the average of the exchange rates on the closing of each business day during the month.

2.	Represents the minimum of the exchange rates on the closing of each business day during the month.

3.	Represents the maximum of the exchange rates on the closing of each business day during the month.

Mexico

For the last few years, the Mexican government has maintained a policy of non-intervention in the foreign exchange markets, other than conducting periodic auctions for the purchase of U.S. dollars, and has not had in effect any exchange controls (although these controls have existed and have been in effect in the past). We cannot guarantee that the Mexican government will maintain its current policies with regard to the Mexican peso or that the Mexican peso will not further depreciate or appreciate significantly in the future.

The following table sets forth, for the periods indicated, the high, low, average and period-end free-market exchange rates for the purchase of U.S. dollars, expressed in nominal Mexican pesos per U.S. dollar, as reported by the Central Bank of Mexico in the Federal Official Gazette. All amounts are stated in Mexican pesos per U.S. dollar. The annual and interim average rates reflect the average of month-end rates, and monthly average rates reflect the average of daily rates.

Year	Year-end	Average[1]	Low[2]	High[3]

2016	20.664	18.675	17.177	21.051

2017	19.935	18.929	17.494	21.908

2018	19.683	19.238	17.979	20.716

2019	18.845	19.262	18.772	20.125

2020	19.949	21.496	18.571	25.119

Source: Central Bank of Mexico.

1.	Represents the average of the exchange rates on the closing of each business day during the year.

2.	Represents the minimum of the exchange rates on the closing of each business day during the year.

3.	Represents the maximum of the exchange rates on the closing of each business day during the year.

Month	Period-end	Average[1]	Low[2]	High[3]

April 2021	19.971	20.109	19.815	20.603

May 2021	19.949	19.999	19.803	20.224

June 2021	19.803	20.043	19.690	20.700

July 2021	19.845	19.986	19.816	20.191

August 2021	20.229	20.051	19.45	20.402

September 2021	20.306	19.991	19.868	20.306

October 2021 (through October 29, 2021)	20.530	20.463	20.184	20.802

Source: Central Bank of Mexico.

1.	Represents the average of the exchange rates on the closing of each business day during the month.

2.	Represents the minimum of the exchange rates on the closing of each business day during the month.

3.	Represents the maximum of the exchange rates on the closing of each business day during the month.

Colombia

The Colombian government and the Colombian Central Bank have considerable power to determine governmental policies and actions that relate to the Colombian economy and, consequently, to affect the operations and financial performance of businesses. The Colombian government and the Colombian Central Bank may seek to implement additional measures aimed at controlling further fluctuation of the Colombian peso against other currencies and fostering domestic price stability. The Colombian Central Bank and the Colombian Ministry of Finance and Public Credit (Ministerio de Hacienda y Crédito Público, or “MHCP”) have in the past adopted a set of measures intended to tighten monetary policy and control the fluctuation of the Colombian peso against the U.S. dollar. Colombia has a free market for foreign exchange, and the Colombian government allows the Colombian peso to float freely against the U.S. dollar. There can be no assurance that the Colombian government will maintain its current policies with regard to the Colombian peso or that the Colombian peso will not depreciate or appreciate significantly in the future.

The Colombian Central Bank establishes the parameters that must be observed in order to calculate the Representative Market Rate (Tasa Representativa del Mercado); then, the Colombian Financial Superintendency (Superintendencia Financiera de Colombia, or “SFC”) proceeds to compute and certify the Representative Market Rate based on the weighted averages of the buy/sell foreign exchange rates quoted daily by certain financial institutions for the purchase and sale of foreign currency.

The following table sets forth, for the periods indicated, the high, low, average and period-end exchange rates for the purchase of U.S. dollars expressed in Colombian pesos per U.S. dollar as certified by the SFC. The rates shown below are in nominal Colombian pesos and have not been restated in constant currency units. The average rate is calculated by using the average of reported exchange rates by the Colombian Central Bank on each business day during a monthly period and on the last day of each month during an annual period, as applicable.

Year	Year-end	Average[1]	Low[2]	High[3]

2016	3,000.71	3,050.98	2,833.78	3,434.89

2017	2,984.00	2,951.32	2,837.90	3,092.65

2018	3,249.75	2,956.43	2,705.34	3,289.69

2019	3,277.14	3,281.09	3,072.01	3,522.48

2020	3,432.50	3,693.36	3,253.89	4,153.91

Source: Colombian Central Bank.

1.	Represents the average of the exchange rates on the closing of each business day during the year.

2.	Represents the minimum of the exchange rates on the closing of each business day during the year.

3.	Represents the maximum of the exchange rates on the closing of each business day during the year.

Month	Period-end	Average[1]	Low[2]	High[3]

April 2021	3,712.89	3,650.78	3,595.57	3,717.46

May 2021	3,715.28	3,735.67	3,655.74	3,846.28

June 2021	3,756.67	3,685.04	3,588.41	3,784.45

July 2021	3,836.95	3,832.24	3,748.50	3,918.49

August 2021	3,806.87	3,881.18	3,806.87	3,988.27

September 2021	3,834.68	3,821.54	3,735.30	3,851.22

October 2021 (through October 29, 2021)	3,766.10	3,772.62	3,725.75	3,812.77

Source: Colombian Central Bank.

1.	Represents the average of the exchange rates on the closing of each business day during the month.

2.	Represents the minimum of the exchange rates on the closing of each business day during the month.

3.	Represents the maximum of the exchange rates on the closing of each business day during the month.

Selected Consolidated Financial Data

The following tables set forth, for the periods and as of the dates indicated, our selected consolidated financial data. Our historical results are not necessarily indicative of the results that may be expected in the future. The following selected consolidated financial data should be read in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

The selected interim statement of financial position as of September 30, 2021 and the selected interim statement of profit or loss for the nine months ended September 30, 2021 and 2020 have been derived from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus, prepared in accordance with IAS 34. The selected statements of financial position as of December 31, 2020, 2019 and 2018 and the selected statements of profit or loss for the years ended December 31, 2020, 2019 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus, prepared in accordance with IFRS, as issued by the IASB. Our results of operations for the nine months ended September 30, 2021 are not necessarily indicative of the results of operations that may be expected for the entire year ending December 31, 2021 or any other period. Share and per share data in the table below has been retroactively adjusted to give effect to the Share Split.

Statement of Profit or Loss Data

	For the Nine Months Ended September 30,		For the Years Ended December 31,

	2021	2020	2020	2019	2018

	(in US$ millions, except share data and amounts per share)

Interest income and gains (losses) on financial instruments	607.2	293.3	382.9	337.9	161.6

Fee and commission income	454.9	241.3	354.2	274.2	157.3

Total revenue	1062.1	534.6	737.1	612.1	318.9

Interest and other financial expenses	(190.4)	(82.6)	(113.9)	(109.7)	(45.4)

Transactional expenses	(84.7)	(87.6)	(126.8)	(79.3)	(43.2)

Credit loss allowance expenses	(281.0)	(113.8)	(169.5)	(175.2)	(118.6)

Total cost of financial and transactional services provided	(556.1)	(284.0)	(410.2)	(364.2)	(207.2)

Gross profit	506.0	250.6	326.9	247.9	111.7

OPERATING EXPENSES

Customer support and operations	(124.7)	(95.5)	(124.0)	(115.6)	(46.7)

General and administrative expenses	(404.7)	(184.4)	(266.0)	(199.9)	(84.7)

Marketing expenses	(45.1)	(11.5)	(19.4)	(41.8)	(6.4)

Other income (expenses)	(13.2)	(25.4)	(9.5)	(19.9)	(7.3)

Total operating expenses	(587.7)	(316.8)	(418.9)	(377.2)	(145.1)

Finance costs – results with convertible instruments	—	(13.2)	(101.2)	—	—

Loss before income taxes	(81.7)	(79.4)	(193.2)	(129.3)	(33.4)

	For the Nine Months Ended September 30,		For the Years Ended December 31,

	2021	2020	2020	2019	2018

	(in US$ millions, except share data and amounts per share)

INCOME TAXES

Current taxes	(150.1)	(9.1)	(22.3)	(3.6)	(15.5)

Deferred taxes	132.7	24.1	44.0	40.4	20.3

Total income taxes	(17.4)	15.0	21.7	36.8	4.8

Loss for the period / year	(99.1)	(64.4)	(171.5)	(92.5)	(28.6)

Loss attributable to shareholders of the parent company	(98.9)	(64.4)	(171.5)	(92.5)	(28.6)

Loss attributable to non-controlling interest	(0.1)	—	—	—	—

EARNINGS PER SHARE

Earnings (loss) per share – Basic and Diluted (US$)	(0.07)	(0.05)	(0.13)	(0.08)	(0.03)

Statement of Financial Position Data

	As of September 30,	As of December 31,

	2021	2020	2019	2018

	(US$ millions)

ASSETS

Cash and cash equivalents	1,996.7	2,343.8	1,246.6	379.2

Financial assets at fair value through profit or loss	4,780.9	4,378.1	2,400.7	655.5

Securities	4,680.0	4,287.3	2,237.7	570.2

Derivative financial instruments	89.5	0.1	0.2	—

Collateral for credit card operations	11.4	90.8	162.8	85.3

Financial assets at fair value through other comprehensive income	1,837.7	—	—	—

Securities	1,837.7	—	—	—

Financial assets at amortized cost	5,335.9	3,150.0	2,923.6	1,652.7

Compulsory deposits at central banks	422.7	43.5	—	—

Credit card receivables	4,061.5	2,908.9	2,786.5	1,623.8

Loans to customers	792.7	174.7	58.0	—

Interbank transactions	19.8	—	0.1	—

Other financial assets at amortized cost	39.2	22.9	79.0	28.9

Other assets	171.2	123.5	67.9	36.0

Deferred tax assets	328.5	125.1	94.2	55.2

Right-of-use assets	7.5	10.7	17.2	—

Property, plant and equipment	12.1	9.9	8.7	6.7

	As of September 30,	As of December 31,

	2021	2020	2019	2018

	(US$ millions)

Intangible assets	61.8	12.4	1.1	0.5

Goodwill	393.8	0.8	—	—

Total assets	14,926.1	10,154.3	6,760.0	2,785.8

LIABILITIES

Financial liabilities at fair value through profit or loss	99.2	90.8	24.1	—

Derivative financial instruments	86.7	75.3	2.0	—

Instruments eligible as capital	12.5	15.5	22.1	—

Financial liabilities at amortized cost	12,378.7	9,421.7	5,973.0	2,420.0

Deposits	8,089.8	5,584.9	2,693.2	628.7

Payables to credit card network	4,127.7	3,331.3	2,976.5	1,675.9

Borrowings and financing	134.4	97.5	133.4	50.7

Securitized borrowings	26.8	79.7	169.9	64.7

Senior preferred shares	—	328.4	—	—

Salaries, allowances and social security contributions	68.5	25.8	11.2	5.5

Tax liabilities	166.3	30.8	12.4	17.1

Lease liabilities	8.8	12.0	18.7	—

Provision for lawsuits and administrative proceedings	16.2	16.5	21.0	14.3

Deferred income	29.4	26.0	21.2	10.8

Deferred tax liabilities	81.4	8.7	0.7	—

Other liabilities	172.2	83.8	65.5	21.4

Total liabilities	13,020.7	9,716.1	6,147.8	2,489.1

EQUITY

Share capital	0.1	—	—	—

Share premium reserve	2,113.5	638.0	631.2	389.4

Accumulated gains (losses)	(108.9)	(102.4)	28.2	(58.0)

Other comprehensive income/loss	(101.0)	(97.5)	(47.2)	(34.7)

Equity attributable to controlling shareholders of the parent company	1,903.7	438.1	612.2	296.7

Equity attributable to non-controlling interest	1.7	—	—	—

Total equity	1,905.4	438.1	612.2	296.7

Total liabilities and equity	14,926.1	10,154.2	6,760.0	2,785.8

Pedro Guimarães
Daniela Matos
Felipe Silva
Ana Barreto
Julia Vilela
Patricia Mello
Bruno Souza

Management's Discussion and Analysis of Financial Condition

And Results of Operations

Management’s Discussion and Analysis of Financial Condition And Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated interim financial statements as of September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020, and our audited consolidated financial statements as of December 31, 2020, 2019 and 2018 and for the years ended December 31, 2020, 2019 and 2018 and the notes thereto, included elsewhere in this prospectus, as well as the information presented under “Presentation of Financial and Other Information,” “Summary Consolidated Financial and Other Data” and “Selected Consolidated Financial Data.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events may differ materially from those expressed or implied in such forward-looking statements as a result of various factors, including those set forth in “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Overview

Our Mission and Vision

Our mission is to fight complexity to empower people in their daily lives.

In 2013, we chose to begin our journey by disrupting the financial services market in Latin America, the market value of which we estimate will reach approximately US$1 trillion in 2021. This opportunity includes approximately 650 million people in Latin America according to the World Bank, many of whom we believe are underbanked and deeply unsatisfied with their legacy bank relationships, or completely unbanked.

We are in the early stages of technology companies revolutionizing a broad range of services by putting the customer at the center of their strategies and architecting experiences based on mobile-first and cloud-based models. We believe new technology-driven companies can capture market share from legacy providers across all industries, expand the size of addressable opportunities and operate with superior economics. We also believe there is a significant opportunity to use the latest technologies and business practices to create new and more user-friendly experiences for consumers and SMEs that are simple, intuitive, convenient, low-cost, empowering and human.

As we pursue our mission of empowerment, we are building a company focused on connecting profit to purpose in order to create value for all our stakeholders and deliver a positive impact on the communities we serve.

Welcome to Nu

We believe Nu is one of the world’s largest digital banking platforms, and one of the leading technology companies in the world, with 48.1 million customers across Brazil, Mexico and Colombia as of September 30, 2021. We are building our business based on four core principles: (1) a highly curated customer-centric culture that permeates everything we do; (2) the prioritization of human-centric design across all of our mobile-apps, products, services and interactions to create extraordinary customer experiences; (3) the development of advanced proprietary technologies built from the ground up by some of the best talent from around the world; and (4) the utilization and optimization of data science and powerful proprietary models that support every aspect of our business. We combine these to create a self-reinforcing business model that we believe enables us to serve our ecosystem of customers and partners more effectively as we grow, and to generate significant impact to our stakeholders and sustainable competitive advantages in the marketplace.

We have developed a growing suite of essential and high engagement financial solutions designed to create superior customer experiences across the Five Financial Seasons of a consumer or SME customer’s journey. These include (1) Spending with our credit and debit cards, QR code-based and PIX instant payment arrangements, WhatsApp Pay and traditional wire transfers; (2) Saving with our Nu personal and business accounts; (3) Investing with our direct-to-consumer NuInvest digital investment platform; (4) Borrowing with our transparent, easy-to-manage credit cards and personal loans with limits that grow over time as users build their credit histories with us; and (5) Protecting with our insurance solutions. We have also broadened our ecosystem by adding products and services from marketplace partners to our platform, such as mobile phone top-ups, foreign remittances and secured loan products, all under the Nu brand and with the same customer experience as with our proprietary products.

As of September 30, 2021, we served a broad customer base of over 47.0 million individual consumers and almost 1.1 million small and medium-sized enterprises, or “SMEs.” Our customer base is well diversified across various demographic measures, such as income, age and geographical dispersion, and relatively in line with the overall adult populations of our markets, although we believe our customers are generally younger than those of incumbent financial institutions. Based on internal research as well as an analysis by Oliver Wyman, as of September 30, 2021, 59% of our customers were under 35 years old, compared to 30% for traditional banks. In addition, 81% of our customers were under 45 years old as of September 30, 2021, compared to 52% for incumbent banks. Our young and growing customer base provides us with significant opportunity to grow with our customers who are in the early stages of their financial journeys. For example, our younger customers (ages 20-24 years old) are expected to grow their real income by about 70% over the next ten years (based on a comparison of our younger customers’ income to the income reported by our customers who are between 30-34 years old), and we believe we are well positioned to serve their needs as they accumulate wealth, increase spending and reach life milestones that expand their financial needs.

In the three and nine month periods ended September 30, 2021, we reported total revenue of US$480.9 million and US$1,062.1 million, an increase of 208.1% and 98.7% compared to US$156.1 million and US$534.6 million for the three and nine month periods ended September 30, 2020, respectively (or increases of 198.3% and 105.4% compared to US$161.2 million and US$517.2 million on an FX Neutral basis in the three and nine months ended September 30, 2020). In the three and nine months ended September 30, 2021, we reported gross profit of US$223.9 million and US$506.0 million, increases of 232.7% and 101.9% compared to US$67.3 million and US$250.6 million for the three and nine months ended September 30, 2020, respectively (or increases of 222.2% and 108.7% compared to US$69.5 million and US$242.5 million on an FX Neutral basis).

In 2020, we reported total revenue of US$737.1 million (or US$722.1 million on an FX Neutral basis), an increase of 20.4% compared to US$612.1 million in 2019 (or an increase of 59.7% compared to US$452.2 million on an FX Neutral basis). In 2020, we reported gross profit of US$326.9 million (or US$320.2 million on an FX Neutral basis), an increase of 31.9% compared to US$247.9 million in 2019 (or an increase of 74.9%, compared to US$183.1 million on an FX Neutral basis). For more information, see “—Key Business Metrics” and “—Results of Operations.”

Our Nu Journey

We launched Nu to provide a superior offering to Brazilian consumers. When we launched Nu, as is the case today, incumbent banks in Latin America offered similar checking account products, credit limits, interest rates, and annual fees to all customers based on homogenous underwriting methodologies and customer management strategies. We believed customers in Brazil were paying some of the highest interest rates and fees in the world, and were often ignored and taken for granted, while a large percentage of the generally lowest-income population was simply left out of the banking system. In addition, Brazil has been among the most profitable countries for the financial institutions sector globally, with one of the highest returns on equity, or “ROEs”, which averaged 20% from 2018 to 2020. In 2013, our founders saw an opportunity to create a fundamentally different financial services offering that would be fully digital and obsessed with the customer experience, utilizing credit cards as a first product. We sought to help our customers make payments more conveniently, organize their finances better, and improve their use and control of credit.

A Nu Journey Begins

2013 to 2017: The Launch of a Nu Approach to the Market – Reaching over 3 million customers

Our journey began in 2013 with a small group of engineers and designers. In 2014, we launched our first product, the Nu Credit Card, a purple Mastercard-branded credit card in Brazil. We were a pioneer in offering credit cards that did not have any annual fees and we designed an end-to-end mobile-first experience to set a new standard for best-in-class customer experience that is completely digital. With this innovation, we provided access to a much broader spectrum of customers—from more affluent card users to those just starting out.

Our strategy was to start with a single product to ensure we delivered a great user experience, delighted our customers, and gained enough insights about the market and our customers to refine and improve our data models. By starting with credit cards, we believe we tackled one of the most challenging (and larger) areas of financial services early in our evolution. This has helped us: (i) earn the trust of a large pool of customers by empowering them with differentiated credit solutions that they may have otherwise found to be low quality, expensive, or inaccessible from other providers; (ii) build a large and growing pool of proprietary data on customers’ financial and transactional behavior, and (iii) create a favorable and highly defensible business position in the market from which we seek to expand.

Scaling the Business to Nu 2.0

2017 to 2018: Growing Beyond Credit Cards—Reaching over 6 million customers

In 2017, we launched our fully digital banking account solution, our NuAccount, which offered our customers the ability to make deposits, peer-to-peer transfers, payments free of charge, and withdraw cash across a network of partner ATMs at a nominal fee. We also created a savings feature by paying a fair yield on our customers’ balances at a rate equivalent to 100% of the Brazilian interbank deposit rate. These were revolutionary features when compared to the checking account products incumbent banks offered, where customers had to pay a range of fixed account and transaction fees and received a fraction of the yield that we offered.

In 2018, we launched our complementary debit card, making it available free of charge to any customer with a NuAccount, and made it easy to order through our Nu mobile app.

The introduction of our NuAccount in 2017 and its corresponding debit card in 2018 were important evolutions in our product set and had a noticeable impact across our key business metrics as they allowed us to accelerate our customer growth by serving a much wider spectrum of the population, including lower-income customers who would not have started off with a consumer credit product such as our credit card. Consequently, customers who join us by acquiring only a NuAccount typically generate lower initial revenue than customers who start off with multiple products, such as a credit card and a NuAccount. However, these NuAccount-only customers are highly attractive and strategic to us. First, we often become their primary banking account provider and capture a greater share of their overall financial lives over time, including through the offering of spending, saving, insurance and investment solutions. Second, as we capture more data about these NuAccount-only customers, we progressively feed and optimize our segmentation and credit underwriting models, which often leads to the offer of consumer credit, insurance or third-party products, materially increasing their lifetime value to us, while serving them with our low-cost structure.

We have had over 100 million applications since our inception as potential customers turn to us for our sought after products. Not all of our applicants become customers right away, as we apply disciplined underwriting procedures or did not have the product most suited for them at that time. As we have increased our product offering, we have stayed connected to our potential clients through our launch of targeted products, and many of them have subsequently represented an important source of customer base growth. We also monitor their profiles to see if they fit our underwriting criteria for products they have previously applied for. Our large applicant pool consequently further improves our ability to continue to scale our customer base.

Expanding Our Breadth & Depth to Nu 3.0

2019 to 2021: Expanding to New Products and New Countries—Reaching 48.1 million customers.

In 2019, we launched our personal loan product for people with larger credit needs, allowing our customers to apply, run repayment simulations, check balances, and pay balances ahead of time, in an easy and transparent manner on our mobile app. Later that year we launched our Nu business checking account to help meet the similar needs of the nearly 11 million single entrepreneur-led micro businesses that are estimated as operational in Brazil as of December 31, 2020, according to the Brazilian Micro and Small Business Support Service, or “SEBRAE.” We had almost 1.1 million SME customers as of September 30, 2021, representing approximately an increase of 188% from approximately 370,000 as of September 30, 2020.

In 2019 and 2020, we expanded internationally to Mexico and Colombia, respectively, as we identified customer needs and opportunities in these markets that were similar to those in Brazil. We followed a similar strategy and launched in both countries with our flagship credit card product. In less than two years from the launch of our operations in Mexico in early 2020, we believe we have already become the top credit card issuer in the country, in terms of the number of cards issued during the months of July and August of 2021 based on data for other issuers from the Central Bank of Mexico.

In 2020, we began to expand into insurance brokerage and investments (brokerage and asset management). We launched NuLife, a life insurance product seamlessly integrated and distributed through our mobile app in partnership with Chubb Limited, or “Chubb,” a leading global policy underwriter. NuLife provides basic coverage starting from less than US$2.00 per month for benefits up to approximately US$30,000. We also announced the acquisition of Easynvest, which we believe is the largest direct-to-consumer retail investments platform in Brazil with 2.8 million customers as of September 30, 2021.

In 2021, we closed the acquisition of Easynvest and re-launched Easynvest under the NuInvest brand with curated features to help our customers invest more easily in the financial markets through our mobile app. We also expanded our product set further with the launch of (i) Ultraviolet, our premium metal credit card for more affluent customers, (ii) a new online remittance service in collaboration with Remessa Online Bee Tech Serviços de Tecnologia Ltda., or “Remessa Online,” which joined our marketplace as a strategic partner, (iii) “Buy Now Pay Later” solutions that allow customers to (a) pay their debit purchases over time in up to twelve installments making use of their personal loan credit limits and (b) pay their boletos (banking payment slips) over time in up to twelve installments making use of their credit card limits, in both cases with the flexibility to anticipate future installments at a discount, increasing the purchasing power and financial autonomy of our customers through the Nu app.

Over 48 Million Customers Have Joined Our Purple Revolution

Of our 48.1 million customers as of September 30, 2021, 762,000 customers were in Mexico and 37,500 customers were in Colombia.

Our Self-Reinforcing Model

We have reinvented how to attract, serve and retain retail banking customers digitally. We believe in the use of data and technology to create a fundamentally different cost structure, which then enables us to offer a superior customer experience irrespective of income or social class, while at the same time benefiting from strong unit economics.

Our model benefits from low costs across four dimensions:

Low Cost to Acquire—We acquired approximately 80%-90% of our customers organically on average per year since our inception, either through word-of-mouth or a direct unpaid referral from an existing customer without incurring direct marketing expenses. As a result, our customer acquisition costs are low. Our CAC for the nine months ended September 30, 2021 was US$5.0 per customer, on an FX Neutral basis (of which paid marketing accounted for approximately 20%), compared to US$3.4 per customer for the nine months ended September 30, 2020 (of which paid marketing accounted for approximately 19%), all on an FX Neutral basis. Based on our internal research and publicly available information, we believe our CAC is one of the lowest across consumer FinTech companies in the world. Our CAC includes: printing and shipping of a card, credit data costs (primarily consisting of credit bureau costs) and paid marketing.

Low Cost to Serve—Our all-digital, cloud-based platform is low cost, highly efficient and scalable. As a result, we estimate that our cost to serve and general and administrative expense per active customer is approximately 85% lower than those of incumbent financial institutions in Brazil, based on their publicly available financial statements. These institutions are burdened by their large physical branch networks and high employee to customer ratios. In Brazil, incumbent banks had, on average, one employee per 1,000 customers (according to publicly available data), one twelfth of our ratio of customers per employee, which was one employee per approximately 12,000 customers as of December 2020.

Low Cost of Risk—As we have scaled, we have leveraged our growing pool of proprietary data and our NuX credit engine to underwrite customers more effectively, lower fraud rates and lower our overall cost of risk. Credit limits are optimized at a consumer level using our credit underwriting engine that balances the expected marginal revenue and expected marginal loss associated with incremental limits, including the undrawn portion of credit lines, under a worsening economic scenario. In addition, we pursue a “low and grow” strategy with credit limits: we grant lower limits to new customers who we assess as higher risk and then increase those limits selectively based on a positive usage and repayment track record. As of September 30, 2021, we had a 90-day credit card delinquency rate of 3.3%, which is defined as the sum of outstanding credit balances with at least one payment past due for 90 days, divided by the total credit balance, excluding balances past due for 360 days, approximately 31% lower than the Brazilian industry average of 4.8%, according to a report issued by the Central Bank of Brazil. As illustrated below, in the first half of 2020, the beginning of the COVID-19 pandemic, we saw a temporary increase in our delinquency levels, in line with market trends. By the end of 2020, also in line with market trends, our levels had improved relative to our own pre-COVID-19 delinquency levels, driven primarily by COVID-19 related government assistance to consumers and increased consumer saving rates. For additional information on portfolio risk quality distribution and ECL movements, see Note 12 to our annual consolidated financial statements and Note 13 to our unaudited interim condensed consolidated financial statements).

Credit Card 90-Day Delinquency Rates

Source: Publicly available data for Brazilian banks.

Low Cost of Funding—As a result of the trust our customers have in us and our growing relevance in our customers’ primary banking relationship we have amassed a large and growing pool of customer deposits since the introduction of our NuAccount in 2017, which has supported our funding needs and reduced our funding costs over time. As of September 30, 2021, we had US$8.1 billion of deposits, all of which were acquired directly, without the use of third-party brokers or intermediaries. For more information on our definition and measurement of primary banking relationship, see “—Factors Affecting Our Performance—Our ability to increase transactions and expand revenue from existing customers.”

Deposits Balance

(US$ Bn, FX Neutral)

We earn revenue from two main sources:

Interest Income and Gains (Losses) on Financial Instruments—We earn interest income from the interest that we charge on revolving and refinanced credit card balances and personal loans, as well as the interest we earn on our cash. We invest our cash primarily in highly liquid government bonds, and we recognize gains or losses related to fair value changes in these instruments. For the nine months ended September 30, 2021 and the year ended December 31, 2020, interest income and gains (losses) on financial instruments represented 57.2% and 51.9% of total revenue, respectively. The size of our interest bearing portfolio was US$1.4 billion as of September 30, 2021 and US$0.5 billion as of December 31, 2020, and we earned US$0.6 billion of interest income and gains (losses) of financial instruments for the nine months ended September 30, 2021 and US$0.38 billion for the year ended December 31, 2020.

Fees and Commission Income—Our fee and commission income is closely correlated to the usage of our products. We grow as our customers benefit from our products. The majority of our fee-based revenue comes from interchange fees which we earn when our customers make purchases using our cards in credit or debit purchases. These fees are set by Mastercard and paid by the merchants who accept our cards. As a result, our customers do not pay these fees, and we are able to offer a core credit card with no annual fees. Fees earned on credit card purchases are higher than those earned on debit purchases and both vary across the geographies we operate in. In addition, we earn revenue from customer subscriptions to our loyalty programs, late payment fees, prepaid mobile phone top-ups, and commissions from our partners for the distribution of certain financial products and services such as investments (brokerage and asset management), insurance and international remittance. For the nine months ended September 30, 2021 and the year ended December 31, 2020, fee and commission income represented 42.8% and 48.1% of total revenue, respectively. See “Risk Factors—Risks Relating to Regulatory Matters and Litigation—Certain ongoing legislative and regulatory initiatives under discussion by the Brazilian Congress, the Central Bank of Brazil and the broader payments industry may result in changes to the regulatory framework of the Brazilian payments and financial industries, which may have an adverse effect on our business and cause us to incur increased compliance costs” for a discussion of potential regulatory changes that, if enacted, could cap the interchange fees that we earn and negatively impact our revenue.

Our Advantaged Unit Economics

The self-reinforcing nature of our business model and our low operating costs have helped us generate strong unit economic performance, which we believe provides us with several competitive advantages that include: (1) increasing revenue per customer; (2) high customer engagement; and (3) low customer churn.

The chart below measures the cumulative contribution margin per customer for our customers in Brazil less the customer acquisition costs to acquire those customers across quarterly cohorts from the second quarter of 2018 to the third quarter of 2021. We define contribution margin as the sum of revenue from our credit card, personal lending and NuAccount products, less variable expenses (consisting of interest and other financial expenses, transactional expenses and credit loss allowance expenses) directly associated with this revenue. Our customer acquisition costs consist of printing and shipping of cards, credit data costs (primarily consisting of credit bureau costs) and paid marketing. We look at this data all on a per customer level based on the number of customers acquired in the initial quarter and use this number of customers throughout the period of analysis. To calculate the amounts included in the chart below on an FX Neutral basis, we apply the average Brazilian reais/U.S. dollar exchange rate for the nine months ended September 30, 2021 (R$5.349 to US$1.00) throughout, so as to present these amounts as they would have been had exchange rates remained stable over all periods presented.

Our cohorts highlight that we have been able to recover our customer acquisition costs in fewer than 12 months on average, and that we have been able to continue to expand contribution margin from our cohorts over time as our customers stay and grow with us. This ability to keep growing contribution margin from our customers leads to significant LTV and combined with our low CAC has resulted in a strong LTV/CAC ratio. We estimate our LTV/CAC ratio to be greater than 30x. We intend to continue to invest in acquiring new customers and growing our existing customer base with our advantaged unit economics.

Cumulative Contribution Margin Less Customer Acquisition Cost

Per Acquired Customer (Brazil) (US$ FX Neutral)

Average of Quarterly Cohorts (Q2 2018 – Q3 2021)

Key Business Metrics

The following table sets forth our key business metrics as of and for the periods indicated. We review these key business metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. In addition, these additional business metrics are presented to assist investors to better understand our business and how it operates.

	Nine Months Ended September 30,		Years Ended December 31,

	2021	2020	2020	2019	2018

CUSTOMERS METRICS

Number of customers (in millions)[1]	48.1	29.7	33.3	20.1	6.0

Number of customers growth[1]	62%	91%	66%	234%	98%

Monthly active customers (in millions)[2]	35.3	18.6	21.8	12.1	5.1

Activity rate[3]	73%	63%	66%	61%	84%

CUSTOMER ACTIVITY METRICS

Purchase volume (in US$ billions)[4]	29.4	14.9	22.5	17.1	9.6

Purchase volume growth (%)[4]	97%	31%	32%	78%	75%

Monthly average revenue per active customer (in US$)[5]	4.1	3.9	3.6	5.9	7.0

Monthly average cost to serve per active customer (in US$)[6]	0.8	1.3	1.2	1.9	2.0

FX NEUTRAL

Purchase volume (in US$ billions)[4]	29.4	14.4	22.0	12.6	6.6

Purchase volume growth (%)[4]	104%	73%	75%	91%	100%

Monthly average revenue per active customer (in US$)[5]	4.1	3.7	3.6	4.4	4.8

Monthly average cost to serve per active customer (in US$)[6]	0.8	1.3	1.2	1.4	1.4

CUSTOMER BALANCES

Deposits (in US$ billions)	8.1	4.1	5.6	2.7	0.6

Deposits growth (%)[8]	98%	115%	107%	328%	2,668%

Interest-earning portfolio (in US$ millions)[7]	1,415.4	375.4	488.7	404.7	212.1

Interest-earning portfolio growth (%)(7)	277%	7%	21%	91%	106%

FX NEUTRAL

Deposits (in US$ billions)[8]	8.1	4.2	5.3	2.0	0.4

Deposits growth (%)[8]	93%	180%	165%	400%	0%

Interest-earning portfolio (in US$ billions)[7]	1.4	0.4	0.5	0.3	0.2

Interest-earning portfolio growth (%)[7]	266%	45%	56%	99%	141%

COMPANY FINANCIAL METRICS

Revenue (in US$ millions)	1,062.1	534.6	737.1	612.1	318.9

Revenue growth (%)[11]	99%	28%	20%	92%	80%

Gross profit (in US$ millions)	506.0	250.6	326.9	247.9	111.7

	Nine Months Ended September 30,		Years Ended December 31,

	2021	2020	2020	2019	2018

Gross profit margin (%)	47.6%	46.9%	44.3%	40.5%	35.0%

Credit loss allowance expenses / credit portfolio (%)[9]	5.3%	4.5%	5.1%	5.7%	6.7%

Loss (in US$ millions)	(99.1)	(64.4)	(171.5)	(92.5)	(28.6)

Adjusted Net Income (Loss) (in US$ millions)[10]	3.4	(42.6)	(26.8)	(74.2)	(19.3)

FX NEUTRAL

Revenue (in US$ millions)[11]	1,062.1	517.2	722.1	452.2	219.5

Revenue growth (%)[11]	105%	69%	59.7%	106%	108%

Gross profit (in US$ millions)[12]	506.0	242.5	320.2	183.1	76.9

Gross profit margin (%)	47.6%	46.9%	44.3%	40.5%	35.0%

Loss (in US$ million)[13]	(99.1)	(62.3)	(168.0)	(68.3)	(19.7)

Adjusted Net Income (Loss) (in US$ millions)[10]	3.4	(41.2)	(26.2)	(54.7)	(13.3)

1.

Customer is defined as an individual or SME that has opened an account with us and does not include any such individuals or SMEs that have been charged-off or blocked or voluntarily closed their account. The number of customers as of September 30, 2021 does not include the number of customers resulting from the acquisition of the Easynvest Companies, which as of such date amounted to 2.8 million customers, of which 0.6 million were unique to the Easynvest Companies.

2.	Monthly active customers are defined as all customers that have generated revenue in the last 30 calendar days, for a given measurement period.

3.	Activity rate is defined as active customers divided by the total number of customers as of a specific date.

4.

Purchase volume is defined as the total value of transactions that are authorized through our credit and debit cards only; it does not include other payment methods that we offer such as PIX, a payment system that allows real-time payments and transfers launched by the Central Bank of Brazil, WhatsApp payments or traditional wire transfers. Purchase volume and purchase volume growth are presented on an FX Neutral basis to eliminate the effect of foreign exchange, or “FX” volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information.

5.

Monthly average revenue per active customer, or “Monthly ARPAC” is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). Monthly ARPAC is also presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information.

6.

Monthly average cost to serve per active customer is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). Monthly average cost to serve per active customer is also presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information.

7.

Interest-earning portfolio consists of receivables from credit card operations on which we are accruing interest and loans to customers, in each case prior to ECL allowance, as of the period end date. Interest-earning portfolio and interest-earning portfolio growth are presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information. A reconciliation of our FX Neutral Interest-earning portfolio to the IFRS measure of this metric can be found below under “Summary Consolidated Financial And Other Data—Non-IFRS Financial Measures and Reconciliations.”

8.

Deposits and deposits growth are presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information. A reconciliation of our FX Neutral Deposits to the IFRS measure of this metric can be found below under “Summary Consolidated Financial And Other Data—Non-IFRS Financial Measures and Reconciliations.”

9.

Credit loss allowance expenses / credit portfolio is defined as credit loss allowance expenses, divided by the sum of receivables from credit card operations (current, installments and revolving) and loans to customers, in each case gross of ECL allowance, as of the period end date.

10.

Adjusted Net Income (Loss) is defined as profit (loss) attributable to shareholders of the parent company for the year/period, adjusted for expenses related to share-based compensation in such year/period, allocated tax effects on share-based compensation in such year/period and finance costs related to results with convertible instruments in such year/period. Adjusted Net Income (Loss) is also presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information. A reconciliation of our Adjusted Net Income (Loss) and our FX Neutral Adjusted Net Income (Loss) to their most directly comparable IFRS measures of income (loss) can be found below under “Summary Consolidated Financial And Other Data—Non-IFRS Financial Measures and Reconciliations.”

11.

Revenue and revenue growth are presented on an FX Neutral basis. See “Presentation of Financial and Other Information – Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information. A reconciliation of our FX Neutral Revenue to the IFRS measure of this metric can be found below under “Summary Consolidated Financial And Other Data—Non-IFRS Financial Measures and Reconciliations.”

12.

Gross profit is presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information. A reconciliation of our FX Neutral gross profit to the IFRS measure of this metric can be found below under “Summary Consolidated Financial And Other Data—Non-IFRS Financial Measures and Reconciliations.”

13.

Loss is presented on an FX Neutral basis. See “Presentation of Financial and Other Information—Special Note Regarding Non-IFRS Financial Measures—FX Neutral Measures” for additional information. A reconciliation of our FX Neutral loss to the IFRS measure of this metric can be found below under “Summary Consolidated Financial And Other Data—Non-IFRS Financial Measures and Reconciliations.”

Customers

Our total number of customers is an important measure of the reach and adoption of our products. We define our customers as individuals and SMEs that have opened accounts with us and does not include any such individuals or SMEs that have been charged-off or blocked or voluntarily closed their account. The number of customers as of September 30, 2021 does not include the number of customers resulting from the acquisition of the Easynvest Companies, which as of such date amounted to 2.8 million customers, of which 0.6 million were unique to the Easynvest Companies.

We reached 48.1 million customers as of September 30, 2021, an increase of 62% compared to 29.7 million customers as of September 30, 2020, resulting in a net addition of 18.4 million customers over the 12-month period, demonstrating the strength of our self-reinforcing model.

Total Customers and Net Customer Additions

(Millions)

Net Customer Additions for 3Q20 and 3Q21 are YTD

Monthly Active Customers and Activity Rate

We assess customer engagement and adoption by measuring our number of monthly active customers and their implied activity rate. We define a monthly active customer as any customer that has generated revenue in the last 30 calendar days of the measurement period, and we define activity rate as monthly active customers divided by the total number of customers as of a specific date. Our monthly active customers drive the vast majority of our revenue. However, customers that are non-active can and often do still use our products, though less frequently, and do contribute to our revenue. Non-active customers can also become active from period to period. For more information on our customer engagement ratio, see “—Factors Affecting Our Performance—Our ability to attract and retain monthly active customers.”

We reached 35.3 million monthly active customers as of September 30, 2021, an increase of 89% compared to 18.6 million monthly active customers as of September 30, 2020. Our activity rates as of September 30, 2021 and September 30, 2020 were 73% and 63%, respectively. The growth in the activity rate was driven by the introduction of additional products and the continued increase in the adoption of digital banking in the countries where we operate. Our activity rate is also affected by the mix of customers with our credit card product versus other products such as debit cards. Our credit card customers have consistently had higher activity rates given the expansionary nature of credit card expenditures, while our debit card customers in contrast have lower activity rates. When we introduced our debit card product in late 2018, this led to faster growth in the total number of customers compared to monthly active customers in 2019, while lowering our activity rate as such customers tend to have lower activity than credit card customers. Since then, our activity rate has increased as our customers have tended to use us more frequently across multiple products.

Monthly Active Customers and Activity Rate

(Millions) (%)

Purchase Volume, or “PV”

We measure PV to assess the volume of transactions that take place on our card-based products. We earn interchange fees on our PV, which we define as the total value of transactions that are authorized through our credit and debit cards only; it does not include other payment methods that we offer such as PIX, a payment system that allows real-time payments and transfers launched by the Central Bank of Brazil, WhatsApp payments or traditional wire transfers from which we do not earn fees.

PV reached US$12.1 billion and US$29.4 billion in the three and nine months ended September 30, 2021, increases of 112% and 97% respectively, compared to US$5.7 billion and US$14.9 billion in the three and nine months ended September 30, 2020 (or increases of 105% and 104% respectively, compared to US$5.9 billion and US$14.4 billion respectively, on an FX Neutral basis). For the nine months ended September 30, 2021, total interchange revenue was US$321 million, equivalent to 1.1% of PV over the nine month period ended September 30, 2021.

PV grew faster than interchange revenue over the first three quarters of 2021, driven primarily by a greater amount of debit card volume, which has a lower interchange rate than credit cards. Debit card volume increased more than credit card volume due to an increase in NuAccounts, an increase in debit card activations for existing NuAccounts, and an increase in our overall promotion of our debit card product.

Our cohorts have generally increased their PV over time as our customers become more familiar with our products, bring more of their spend to our products, grow their wealth and benefit from larger credit lines from us. This can be seen when looking at the monthly average PV across our cohorts. In line with market trends, nearly all cohorts showed declining PV during periods of the COVID-19 pandemic where economic activity declined and when we reduced initial credit limits for new customers due to economic uncertainty. However, as economic activity rebounded, PV across cohorts has also increased as of September 2021 compared to September 2020.

Monthly Average Purchase Volume (Credit and Debit Spending)

By Quarterly Cohort (Indexed to 100)

Monthly Average Revenue Per Active Customer, or “Monthly ARPAC” (in US$)

We monitor Monthly ARPAC to track the value we generate on a customer level across all our monthly active customers in a given period. We define Monthly ARPAC as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Monthly ARPAC was US$4.9 and US$4.1 for the three and nine months ended September 30, 2021. In comparison, Monthly ARPAC was US$3.1 and US$3.9 for the three and nine months ended September 30, 2020, respectively. In comparison and on an FX Neutral basis, our Monthly ARPAC was US$3.2 and US$3.7 for the three and nine months ended September 30, 2020, respectively.

Monthly ARPAC has declined as our customer base has grown substantially in the past three years, increasing the relevance of newly added customers in our base. These new customers typically have smaller credit lines with us, lower initial purchase volumes, lower interchange fees associated with their debit card volume and therefore lower initial Monthly ARPAC. In addition, in response to COVID-19, we lowered the initial credit limits applicable to our credit card product for new customers, reducing PV per monthly active customer, and consequently reducing Monthly ARPAC. However, as economic activity rebounded, PV across cohorts has increased, which has accounted for, in part, an increase in Monthly ARPAC.

Over time, we have seen increased Monthly ARPAC from our monthly active customers across all our cohorts, as shown below. As we gather more data on our customers, we increase their credit limits based on performance, which enables us to increase our share of existing customer spending. Furthermore, our customers adopt more of our products over time, allowing us to generate more revenue from their activity.

Monthly ARPAC by Quarterly Cohort

(US$, FX Neutral)

The above chart shows Monthly ARPAC for each quarterly cohort starting in the first quarter of 2017 on an FX Neutral basis. The introduction of our NuAccount in 2017 and its corresponding debit card in 2018 were important evolutions in our product set and had a noticeable impact across our key business metrics as they allowed us to accelerate our customer growth by serving a much wider spectrum of the population, including lower-income customers who would not have started off with a consumer credit product such as our credit card. Consequently, customers who join us by acquiring only a NuAccount typically generate lower initial revenue than customers who start off with multiple products, such as a credit card and a NuAccount. To calculate the amounts included in the chart above on an FX Neutral basis, we apply the average Brazilian reais/U.S. dollar exchange rate for the nine months ended September 30, 2021 (R$5.349 to US$1.00) throughout, so as to present these amounts as they would have been had exchange rates remained stable over all periods presented.

Our Monthly ARPAC has reached over US$10 between the fourth and fifth years for our quarterly cohorts in their most recent months shown above. Our cohorts have generally had increasing Monthly ARPAC over time, with nearly all cohorts having declining Monthly ARPAC during periods impacted by the COVID-19 pandemic where economic activity declined and when we reduced initial credit limits for new customers due to economic uncertainty. However, Monthly ARPAC has subsequently rebounded as economic activity has increased.

Monthly ARPAC with Core Products

Q1 Cohorts (US$)

Core Products: Credit Card, Nu Personal Account, Personal Loan

The above chart displays Monthly ARPAC for first quarter customer cohorts starting in 2017, for those customers active across our Credit Card, NuAccount and Personal Loans products as of September 30, 2021. The first quarter cohorts for 2017 to 2020 have Monthly ARPAC in the US$23 to over US$34 range for the month of September 2021. Our Monthly ARPAC for customers in these cohorts has increased substantially in the last several months as we started to offer these customers access to our personal loans product in June 2020. Customers with personal loans accounted for 4.0% of our active customer base as of September 30, 2021. As we roll out our offering of consumer credit products, we expect an increasing proportion of our customers to adopt these products going forward.

Monthly Average Cost to Serve Per Active Customer (in US$)

We compare our monthly average cost to serve per active customer to our Monthly ARPAC to assess our customer economics in a given period. We define monthly average cost to serve per active customer as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Our monthly average cost to serve per active customer on both an actual and an FX Neutral basis was US$0.8 for both the three and nine months ended September 30, 2021. In comparison, it was US$1.1 and US$1.3 for the three and nine months ended September 30, 2020, respectively, on both an actual and an FX Neutral basis. Our monthly average cost to serve per active customer was US$1.2 and US$1.9 for the years ended December 31, 2020 and 2019, respectively. On an FX Neutral basis, our monthly average cost to serve per active customer was US$1.20 and US$1.40 for the years ended December 31, 2020 and 2019, respectively. Our improvement in this metric was driven by continued economies of scale as we leveraged our highly scalable tech platform and continue to benefit from our investments in data and infrastructure.

Deposits

We track our deposits to assess the trust our customers place in us and because deposits are an important source of funding for our credit products. We define deposits as money held by our individual customers and our SME customers in our NuAccounts. Our deposit balance is currently from our Brazilian customer base, and as we roll more products in Mexico and Colombia we expect to capture deposits in these countries as well.

Deposits increased to US$8.1 billion as of September 30, 2021, an increase of 98% compared to US$4.1 billion as of September 30, 2020 (or an increase of 93% compared to US$4.2 billion as of September 30, 2020 on an FX Neutral basis), as we grew our customer base and existing customers concentrated more of their deposits with us. We believe our deposits are highly diversified as they come entirely from our Brazilian retail customer base. As of September 30, 2021, approximately 53% of our total customers in Brazil had deposits with us. Figures shown in the chart below are on an FX Neutral basis.

Deposit Base vs. Selic % (Brazil Interbank Deposit Rate)

Our deposit base has also proved to be highly resilient, as shown in the graph above, growing steadily over time, independent of the interest rate environment.

Interest-Earning Portfolio

We generate interest income from our interest-earning portfolio and interest on corporate cash, which we invest primarily in government bonds. We define our interest-earning portfolio as revolving and refinanced credit card balances and personal loans. Our interest-earning portfolio consists of loans to customers and receivables from credit card operations on which we are accruing interest, gross of ECL allowance, as of the period end date.

In Brazil, consumers may elect to pay their monthly credit card balances in part (revolve) or in total, or to move their credit card balances (fully or partially) into a pre-approved installment plan. Customers may revolve for a maximum of two months, after which any revolved balances must be transferred to an installment plan. Both revolving and installment plan credit card balances are interest-earning assets for us. Current credit card balances (inside their normal billing cycle) are not interest-earning assets for us.

We are seeing a significant increase in personal loans driven by customer demand and as more customers become eligible for our personal loan product. Credit card balances are also rising, driven by an increase in PV, primarily as a result of the overall progressive recovery of PV levels as the economic effects arising from COVID-19 gradually subside and we add new customers.

As of September 30, 2021, our interest-earning portfolio (including credit card receivables and personal loans) increased to US$1.4 billion, an increase of 190% compared to US$488.7 million as of December 31, 2020 (or an increase of 203% compared to US$466.8 million as of December 31, 2020, on an FX Neutral basis).

As of December 31, 2020, our interest-earning portfolio increased to US$488.7 million, an increase of 21% compared to US$404.7 million as of December 31, 2019 (or an increase to US$466.8 million, being an increase of 55.8% compared to US$299.7 million as of December 31, 2019, on an FX Neutral basis).

Factors Affecting Our Performance

Our ability to attract and retain monthly active customers

Our customers are the foundation of our business. We are focused on growing and retaining our customer base. We expect continued growth in monthly active customers driven by the high-quality experiences we provide when they use our products, the result of which we believe is high affinity with our brand. Our existing customers are core to our marketing as word-of-mouth virality drives a large portion of new customers to us. Approximately 80%-90% of our customers were acquired organically on average per year since our inception either through word-of-mouth or direct unpaid referrals. This has reduced the need for us to incur significant marketing expenses.

Growth in our monthly active customer base is driven by (i) new customers (individual or SME business accounts); (ii) increases in the number of products per customer to give customers more reasons to be active (see “—New products and adoption”); (iii) high-quality customer service as measured by our strong NPS; and (iv) understanding our less active customers so we can optimize our product offerings including providing them with higher credit limits.

Our net churn has remained relatively low and has decreased over time, averaging 0.1% per month in the nine months ended September 30, 2021. In 2020, it averaged 0.52% per month. We define net churn as the (i) sum of (a) customers who choose to cancel their accounts with us (voluntary churn) and (b) customers whose accounts are canceled proactively by us (involuntary churn) (ii) minus revivals, all divided by the number of customers as of the end of the respective period. We consider as revivals customers whose accounts were not valid in the previous month mainly due to fraud and delinquency, but to whom access was restored once the respective issue was addressed.

We believe that our recurring investments in technology and customer service combined with the compounding effects of our self-reinforcing model have resulted in high engagement rates for our active customers. We calculate customer engagement as the ratio of daily active customers (defined here as the number of Brazilian customers that within the day either opened our app or performed a card transaction) to monthly active customers (defined here as the number of Brazilian customers that within a trailing 28-day window either opened our app or performed a card transaction). In September 2021, the 28-day average of this ratio was 47.9%, an increase of 6.0 percentage points compared to 41.9% in December 2020. We believe this showcases engagement similar to leading social network platforms. This social network-like engagement combined with our FinTech monetization is one of the foundations of our powerful self-reinforcing model. The chart below shows the evolution of our customer engagement for the periods presented.

Ratio of Daily Active Customers to Monthly Active Customers

(Avg. Last 28 Days)

Our ability to increase transactions and expand revenue from existing customers

Our existing customers drive a significant portion of our growth, and we expect them to continue to drive more transactions and more PV as they grow their wealth, we get a greater share of their spend, we offer them higher credit lines, and as they increase adoption of our various products. Our existing customers have historically increased the number of transactions with us as evidenced by the number of transactions in a month per monthly active customer across our quarterly customer cohorts starting in the first quarter of 2017, shown in the chart below. There is a consistent increase over time, except for a reduction across our cohorts during periods impacted by the COVID-19 pandemic where economic activity declined. Our cohorts for PV and Monthly ARPAC show the same expansionary trend for both, as shown in “—Key Business Metrics.”

Number of Transactions in a Month per Monthly Active Customer by Quarterly Cohort

Our goal is for Nu to become our customers’ primary banking account, and our customers are increasingly choosing Nu as their primary banking relationship as they become more comfortable with our products and user experience, increasing their usage of our products. We have become the primary banking relationship for over 50% of our active customers who had been with us for more than 12 months as of September 30, 2021. We define a primary banking relationship as a relationship in which an active customer has at least 50% of their monthly post-tax income (excluding transfers to self) moved in or out of their NuAccount in any given month. We measured the percentage of primary banking relationships for cohorts released in January 2017, 2018, 2019, 2020, and 2021.

Based on our analysis, we believe that (i) within each cohort, at least 40% of active customers have a primary banking relationship with Nu and (ii) each cohort reached the 40% threshold at progressively faster rates. For example, our January 2019 cohort reached the 40% threshold in 19 months, while our January 2020 cohort reached this threshold in 9 months and our January 2021 cohort reached it in 5 months, as illustrated in the following chart.

Percentage of Customers Using NuAccount as Their Primary Banking Account

We also measure the expansion from our existing customers by observing the total revenue generated by a cohort of customers over time. The below table shows the growth in total revenue generated by a customer cohort in the last twelve months (LTM) ending September 30, 2021, compared to the revenue generated in that cohort’s initial year. Each cohort represents customers who first joined Nu in a given year and revenue is indexed to the total revenue generated in that year from the cohort. For example, the 2017 cohort includes all customers who joined Nu between January 1, 2017 and December 31, 2017. This table shows that every cohort exhibits a net expansion in revenue from their initial year, with older cohorts expanding the most over multiple years. We look at this measure as a way to track the expansion, net of any churn, in our annual cohorts over time. We believe that even for our older cohorts, there are multiple expansion opportunities remaining.

New products and adoption

We are focused on developing and launching new products and features, which could generate additional revenue streams, complement our customers’ experiences, and fulfill customers’ wider financial service needs. We launched several products since we started our operations in 2013, including credit and debit cards, a loyalty rewards program, payment accounts for individuals and SMEs, personal loans, PIX, and life insurance. We also added investments through the acquisition of NuInvest and new “Buy Now Pay Later” solutions that allow customers to pay over time in up to twelve installments on their credit and debit card purchases and boletos (banking payment slips). We expect to launch further products in the future, including additional credit products, other types of insurance policies, new investment solutions and other fee-driving businesses intended to leverage our large customer base. We have seen strong adoption of our new products over the past few years as evidenced across our cohorts. We expect our new products to provide additional avenues to acquire new customers as well as cross-sell within our existing customers as we continue to expect increased adoption of new products on a per customer basis.

Number of Products per Monthly Active Customer by Quarterly Cohort

The above chart shows the number of products per active customer for each quarterly cohort starting in the first quarter of 2017. We define products per customer as the average number of products used by active Brazilian customers divided by the total number of active Brazilian customers within that month. Our earliest cohorts, despite starting out with a single product, have adopted multiple new products as these have been introduced and have approximately three products as of September 30, 2021. Our latest cohorts are also starting out with close to three products in the first few months alone.

Continuing our international expansion

We believe that we are in the early stages of our international expansion. We will continue to rely on our technology, data science, and credit and customer experience approach to continue expanding into new markets. In 2019 and 2020, we expanded internationally to Mexico and Colombia, respectively, because we identified customer needs and opportunities in these markets that were similar to those in Brazil. We followed a similar strategy and launched our operations in both countries with our flagship credit card product. As we enter new markets, and begin to attract new customers and build scale, our near-term ARPAC may decrease and our cost of risk may increase due to ECL as we acquire new customers, negatively impacting our operating margins.

Rapid growth of our consumer credit business and associated credit loss provisioning

As we continue to expand and enhance our credit offerings, we have seen PV grow significantly. Our customer-centric approach and mission to democratize access to financial services have helped us gain market share in a sector that was traditionally dominated by a handful of incumbents for decades. As a result, our market share of Brazilian credit card purchase volume PV has risen steadily each year. In 2019, we represented 5.5% of credit card purchase volume, in 2020 we represented 8.1% of credit card purchase volume, and as of June 30, 2021 we represented 9.6% of credit card purchase volume, according to data from ABECS.

Our credit provisioning model is an expected credit loss model, consistent with the IFRS 9 standard, and front-loads credit loss recognition by provisioning for future expected credit losses, or “ECL,” as soon as a credit limit is granted or loan is extended. While we make these loan loss provisions up front, we expect to generate revenue and credit losses from these credit card and personal loan customers over time, which negatively impacts our gross profit and gross profit margin in any period where we are adding customers.

Economies of scale resulting from our technological platform

Cloud-based platform enables scalability and agility. Our systems are designed to accommodate an ever-growing pool of customers and a range of products. Being 100% cloud-based and having built our core platform from the ground up, our systems are highly scalable and we believe there are opportunities to drive further efficiency. As we add each incremental product to our platform, we benefit from the existing data and infrastructure, providing a source of operating leverage, as evidenced by a decreasing trend in our monthly average cost to serve per active customer.

Risk management

Our risk management frameworks are heavily based on data and machine learning and these models are continuously enhanced over time. As we increase our customer base and collect more data on the behavior of our customers, our models become better trained to identify and stratify our customers according to their risk, improving our decision-making. In addition, we constantly test our hypotheses using A/B testing in smaller samples of our customer base. As a result, we have improved our risk metrics year after year, as evidenced by our 90-day credit card delinquency rate being lower than the industry average across the Brazilian credit card market.

Regulation

As a tech company focused on the financial services sector in the countries we operate, we must comply with the laws and policies set by the central banks and other governmental institutions. Regulatory change might positively or negatively impact our revenue, credit provision policies and capital and liquidity requirements, among others. There are ongoing discussions to update the current methodology to calculate risk-weighted assets in Brazil, which could positively impact our capital requirements going forward. See “Risk Factors—Risks Relating to Regulatory Matters and Litigation—We are subject to extensive regulation and regulatory and governmental oversight as a digital banking platform and as a payment institution. Compliance with or violation of present or future regulations could be costly, expose us to substantial liability and force us to change our business practices, any of which could harm our business and results of operations.”

Seasonality

Our business is affected by customer behavior throughout the year and demonstrates seasonality effects. Historically, we benefit from higher PV and related revenue in the fourth quarter of the year due to the holiday season. However, our high historical growth has masked this seasonality in the past, and this may become more pronounced in the future. Adverse events that occur during those periods could have a disproportionate effect on our results of operations for the entire year. As a result of seasonality fluctuations caused by these and other factors, comparisons of our results of operations across different periods may not be accurate indicators of our future performance. As we diversify our business across product lines, we believe our seasonality may be reduced.

COVID-19 impact

By the end of 2019, the COVID-19 virus was detected in Wuhan, China, quickly spread to countries all around the world, and was subsequently recognized by the World Health Organization as a pandemic. The effects of this pandemic were felt in Latin America beginning in early 2020. To contain the spread of the virus governments enacted several policies limiting the social interaction and commercial activity of the population, including but not limited to, lockdown periods, reduced business hours, cancelation of large events and festivities, travel bans for passengers from selected countries, among others.

While countries are still advancing on the immunization of their populations, it is still too early to assess when this pandemic and its effects will end. However, we observed that our business was able to keep our strong growth momentum, especially in regards to:

•

Growth – we continued to increase our number of accounts consistently, partially driven by new customers from new demographics, as well as new customers wanting to receive governmental aid through our savings accounts and avoid the need to go to physical bank branches;

•

PV – we observed an aggregate debit card purchase volume increase in the period, partially due to growth in the number of accounts but also the wider adoption of cashless ways to make purchases. However, due to decreased economic activity, there was a negative impact on purchase volume per customer;

•

Credit performance – while we saw initial credit deterioration during the early days of COVID-19, we saw a fast recovery, with levels of credit losses lower during the quarter ended September 30, 2021 than those at the beginning of 2020, based on the 90-day delinquency rate of our portfolio as of September 30, 2021; and

•	Deposits – we served as an important link between government aid and the population, which significantly increased our deposits balance.

Macroeconomic environment

Our results of operations are subject to political and economic factors and their respective effects on the availability of funding resources, disposable income, employment rates and average wages. They are also affected by levels of consumer spending, interest rates and the expansion or retraction of consumer credit in the countries we operate, each of which impacts the number and overall value of payment transactions. For instance, lower interest rates tend to lower our funding costs, and lower levels of unemployment combined with economic growth tends to increase PV. On the other hand, the recent depreciation of local currencies in Latin America has negatively impacted our results which are reported in U.S. dollars.

Within Latin America, we currently serve Brazil, Mexico and Colombia, which countries accounted for over 60% of the population and 61% of the GDP in the region in 2020 according to the World Bank. According to a report from FocusEconomics, as of May 2021, these countries had populations of 213 million, 129 million and 51 million, respectively, and are expected to record US$1.5 billion, US$1.2 billion and US$300 million, respectively, in GDP in 2021. In the past years, important industries have consolidated their presence in the region and acquired scale, the most notable being financial services, retail, manufacturing, transportation and communication, construction, agribusiness and mining. In most Latin American countries, an increasingly large proportion of the population is experiencing material gains in purchasing power and is being provided with augmented credit facilities, a trend that can be observed even with short-term episodes of economic downturn. Consumer patterns are therefore shifting towards more sophisticated products and services, a phenomenon that calls for enhanced business infrastructure, upgraded human capital and improved real estate facilities, among other requirements, to meet these demands.

Currently, the majority of our operations are located in Brazil, and we recently expanded our operations internationally to Mexico and Colombia in 2019 and 2020, respectively, because we believed they were very attractive markets that had some of the same characteristics and opportunities as those we had identified in Brazil.

We believe that Latin America has a large and vibrant consumer market. However, the recent economic instability in Latin America has contributed to a decline in market confidence in the economy as well as to a deteriorating political environment, and weak macroeconomic conditions are expected to continue through 2021, especially as a result of the COVID-19 pandemic.

The following table shows data for real GDP, inflation and interest rates in Brazil and the U.S. dollar/real exchange rate at the dates and for the periods indicated, as well as GDP and unemployment rates for Mexico and Colombia:

	For the Nine Months Ended September 30,		For the Years Ended December 31,

	2021	2020	2020	2019	2018

	(in percentages, except as otherwise indicated)

BRAZIL

Real growth (contraction) in gross domestic product	N/A	(5.0)	(4.1)	1.1	1.3

Inflation (IGP-M)[1]	24.9	17.9	23.1	7.3	7.6

Inflation (IPCA)[2]	10.2	3.2	4.5	4.3	3.8

CDI interest rate (average)[3]	3.4	3.1	2.8	5.9	6.5

Period-end exchange rate – R$ per US$ 1.00[4]	5.349	5.640	5.197	4.031	3.875

Average exchange rate – R$ per US$ 1.0[04]	5.339	5.079	5.158	3.946	3.656

Appreciation (depreciation) of the real vs. the U.S. dollar in the period[5]	(4.5)	(28.5)	(22.4)	(3.9)	(14.6)

Unemployment rate[6]	N/A	14.6	13.9	11.0	11.6

	For the Nine Months Ended September 30,		For the Years Ended December 31,

	2021	2020	2020	2019	2018

	(in percentages, except as otherwise indicated)

COLOMBIA

Real growth (contraction) in gross domestic product	N/A	(7.9)	(6.8)	3.3	2.6

Unemployment rate	N/A	15.8	13.4	9.5	9.7

MEXICO

Real growth (contraction) in gross domestic product	N/A	(9.8)	(8.5)	(0.2)	2.2

Unemployment rate	N/A	4.8	4.4	3.3	3.7

Sources: FGV, IBGE, IPEA, Central Bank of Brazil, Bloomberg, DANE – Departamento Administrativo Nacional de Estadística, INEGI – Instituto Nacional de Estadística, Geografía e Informática and the Colombian Central Bank.

1.	Inflation (IGP-M) is the general market price index measured by FGV.

2.	Inflation (IPCA) is a broad consumer price index measured by the IBGE.

3.	The CDI Rate, which is the interest rate is an average of interbank overnight rates (certificado de depósito interbancário) in Brazil (measured as a daily average for the period).

4.

Period-end exchange rate as of the last business day as reported by the Central Bank (PTAX). Average of the selling exchange rate of each business day of the period as reported by the Central Bank (PTAX).

5.

Comparing the U.S. dollars to reais (US$/R$) closing selling exchange rate as reported by the Central Bank of Brazil at the end of the period’s last day with the day immediately prior to the first day of the period discussed.

6.	Average unemployment rate for the period as measured by the IBGE.

Interest rates

Interest rates affect our ability to generate revenue. Although higher interest rates can lead to reductions in private consumption, negatively impacting fees and commission income including the interchange fees that we earn, they can also positively correlate with interest income, positively impacting our results.

Inflation

Inflation impacts our obligations to certain suppliers, such as office leasing, as costs are indexed to inflation rates. However, a significant part of our revenue is naturally hedged against inflation, since our interchange fees also tend to fluctuate in nominal terms according to inflation, even if we continue to apply the same percentage. When merchants adjust their prices for inflation, the purchasing power of consumers may be reduced, which may adversely affect some of our revenue streams if it results in a reduction in the number and volume of transactions.

Currency fluctuations

Our operations are conducted primarily in Brazilian reais (R$), which is the local currency in Brazil, but our presentation currency is U.S. dollars (US$). We also convert other currencies related to the countries in which we operate to U.S. dollars. This generates additional volatility in our financial statements. In the last few years, the real has significantly depreciated in comparison to the U.S. dollar, which has adversely affected our results of operations in U.S. dollars terms.

Acquisitions and new lines of business and other developments

•

On September 10, 2020, our subsidiary Nu Financeira entered into an investment agreement for the acquisition of 100% of the Easynvest Companies investment platform, including Nu Invest Corretora de Valores S.A., or “NuInvest,” a leading direct-to-consumer digital investment platform in Brazil with 1.6 million customers. We closed this transaction on June 1, 2021, when control over the entities was transferred after obtaining approval for the acquisition by the CADE on October 27, 2020 and the Central Bank of Brazil on May 4, 2021. In 1999, the Easynvest Companies pioneered the offering of online access to the stock exchange in Brazil, and in 2016 it was the first one to provide access through a mobile app to the fixed-income market. On Easynvest Companies’ 100% digital platform, individual investors have access to a complete range of investments, including government bonds, private securities and investment funds, in addition to buying and selling stocks, options and futures. The company also provides financial education content through several digital channels. The aggregate purchase price was composed of US$451.5 million in cash, a portion of which was used by the former Easynvest shareholders to purchase 7.9 million of our Series F-2 preferred shares.

•

On July 23, 2020, we announced the acquisition of Cognitect, Inc., or “Cognitect,” the U.S.-based software consultancy firm behind the Clojure programming language and the Datomic database. The purchase price was US$10.4 million paid in cash on the acquisition date. This transaction closed on August 4, 2020. As part of the related purchase agreement, we have also agreed to a contingent cash consideration of US$4 million and contingent share consideration of Class A ordinary shares payable in equal installments over a five-year period, commencing in August 2021, contingent on Cognitect’s former shareholders and employees continuing to provide services to us.

•

Within the context of the Brazilian offering, to reward the trust and loyalty of our customers, we have devised an incentive and reward program, or the “Customer Program,” referred to as “NuSócios,” which will result in the delivery of sufficient funds for the subscription and payment of one BDR in the Brazilian offering to each Customer allocated in the Customer Program that expressly accepts to participate in the Customer Program during the Adhesion Period. The implementation of the Customer Program is conditioned on the effective conclusion of the Brazilian offering. The Customer Program expense is estimated to be US$33 million (R$180 million), and will be deducted from revenue in the statement of profit and loss at the date of this offering.

Description of Principal Line Items

The following is a summary of the principal line items comprising our consolidated statements of profit or loss.

Total revenue

Our total revenue consists of the sum of our interest income and gains (losses) on financial instruments and fee and commission income, as detailed below:

Interest income and gains (losses) on financial instruments

Our interest and other financial income consists of interest income on loans, credit card operations (revolving and refinanced credit card balances and personal loans), our cash and other assets at amortized cost are calculated using the effective interest method, which allocates interest, and direct and incremental fees and costs over the expected lives of the assets. Fair value changes and other income comprises the changes in fair value of our financial instruments recognized in the statement of profit or loss. For the revolving balances, interest is calculated from the due date of the credit card bill that was not fully paid.

Gains (losses) on financial instruments consists of the fair value gains and losses from financial instruments. The income arises from both the sale and purchase of financial assets and from changes in fair value caused by movements in interest, equity prices, and other market variables, as well as the interest accrual on the fixed and floating income securities.

Fee and commission income

The majority of our fee and commission income comes from interchange fees we earn from purchases made using the credit and debit cards we issue to customers. We also earn revenue from our premium subscription product (NuRewards), late fees, recharge fees for mobile phones, insurance brokerage commission, and more.

•

Interchange fees. Represents fees to authorize and provide settlement on credit and debit card transactions processed through the Mastercard network and are determined as a percentage of the total payment processed. Interchange fees, net of rewards revenue, are recognized and measured upon recognition of the transaction with the interchange network, when the performance obligation is considered satisfied. The interchange rates agreed with Mastercard are fixed and depend on the segment of each merchant. Interchange income is withheld from the amount to be paid to third parties.

•

NuRewards revenue. Comprises revenue related to the NuRewards subscription fee and the related interchange fee, initially apportioned in accordance with the relative stand-alone selling prices of the performance obligation assumed, as described below under “—Income taxes.” It is recorded in the statement of profit or loss when the performance obligation is satisfied, which is when the reward points are redeemed by the customers.

•	Late fees. Comprises fees charged when credit card bills are not paid by the due date by the relevant customer.

•	Recharge fees. Comprises the selling price of prepaid telephone credits to customers, net of acquisition costs.

•

Other fee and commission income. Mainly consists of: (i) brokerage commission income from third-party life insurance providers for sales made through our app, (ii) commission income from the issuance of boletos (banking payment slips), which is a printable document issued by merchants that is used to make payments in Brazil, and (iii) fee income for cash withdrawals.

Fee and commission income is shown net of Brazilian federal income taxes. For more information on our revenue recognition policies, see note 4 of our audited consolidated financial statements.

Total cost of financial and transactional services provided

Total cost of financial and transactional services provided consists of the sum of our interest and other financial expenses, transactional expenses and credit loss allowance expenses, as detailed below:

Interest and other financial expenses

Interest and other financial expenses include: (i) interest expense accrued on deposits; and (ii) interest expense relating to interest on our financial instruments.

Transactional expenses

Transactional expenses include the costs related to data processing, payment scheme license fees, losses from chargeback relating to our credit and debit card transactions, expenses relating to our rewards program in order to fulfill the use of the points by customers, and other costs related to the connection to the payment systems in the countries that we operate. For further information on these costs, see note 6 to our audited consolidated financial statements. The most relevant transactional expenses are:

•	Banking payment slip costs, which comprise costs of the issuance of boletos (banking payment slips) by banks;

•	NuRewards expenses, which comprise the costs incurred to fulfill the redemption of rewards points by our customers;

•

Credit and debit card network costs, which are costs related to our payment scheme license, i.e., a fee paid to Mastercard to enable communications between network participants, access to specific reports, expenses related to projects involving the development of new functions, operational fixed fees, fees related to chargeback restatements and royalties; and

•

Other transaction expenses, which are mainly related to financial services expenses such as fees over financial transactions, expenses with clearinghouses and operational losses such as chargebacks. Losses from chargebacks consist of transactions credited back or refunded to the cardholder in the event a billing dispute between a cardholder and the other participant in the credit transaction process is resolved in favor of the customer. Chargebacks may occur due to a variety of factors, such as a claim by the cardholder or cases of fraud. If we are unable to collect chargebacks or refunds from other participants, or if they refuse to or are unable to reimburse us for chargebacks or refunds due to closure, bankruptcy, or other circumstances, we bear the loss for the amounts paid to the cardholder.

Credit loss allowance expenses

Credit loss allowance expenses include losses associated with our credit card transactions and loans receivable from our customers. We expect our credit losses to fluctuate depending on many factors, including transaction volume and credit limits, macroeconomic conditions, the impact of regulatory changes, and the credit quality of credit card and loans receivable. Additionally, credit losses also include reversals of provisions and recoveries, where the customer pays us after the write-off of the receivable.

Gross profit

Gross profit consists of our total revenue minus total cost of financial and transactional services provided.

Operating expenses

Operating expenses are segregated into customer support and operations, general and administrative expenses, marketing expenses and other income (expenses).

Customer support and operations

Customer support and operations are represented by all the expenses incurred in our process of providing services to our customers, including :

•

Infrastructure and data processing costs include technology, software, and other related costs, primarily related to the cloud infrastructure used by us and other software used in providing services to our customers. These costs associated exclusively with customers’ transactions are presented as “customer support and operations.” Infrastructure and data processing costs also include costs associated with credit and debit card fees paid to Mastercard on a quarterly basis based on the number of active cards;

•

Credit analysis and collection costs include fees paid to the credit bureaus and costs related to collection agencies. The credit analysis costs that are not associated with the initial credit analysis of an applicant are presented as “customer support and operations;”

•

Customer services costs primarily include our costs associated with customer services provided by service providers. The costs that are not exclusively related to the acquisition of new customers are presented as “customer support and operations;”

•	Salaries and associated benefits expenses for customer services squads not associated with the acquisition of new customers are presented as “customer support and operations” and

•

Credit and debit card issuance costs include printing, packing, shipping costs and other costs. Costs related to the first card of a customer are initially recorded as “deferred expenses” assets included in “other assets” and then amortized. The amortization related to the first card of the customer is presented as “general and administrative expenses” and the remaining costs, including the ones related to subsequent cards, are presented as “customer support and operations.”

General and administrative expenses

General and administrative expenses represent the amounts that we spend on research and development, certain back-office activities, indirect relations with our customers and overhead. These amounts consist of infrastructure and data-processing costs, credit analysis and collection costs, customer services, salaries and associated benefits, and credit and debit card issuance costs as explained in the customer and support operations description above. It also includes share-based compensation, specialized services expenses and other personnel costs, as follows:

•	Share-based compensation corresponds to the cost of our share-based programs and awards issued;

•	Specialized services expenses comprise miscellaneous costs from service providers; and

•

Other personnel costs are related to expenses related to medical assistance, meal benefit, life insurance, transportation and other benefits provided to all employees, excluding the part allocated as customer support and operations, as stated above.

In particular, the expenses to be recognized as a result of the 2020 Contingent Share Awards and 2021 Contingent Share Awards are expected to significantly increase our share-based compensation expenses for the foreseeable future. We expect that these expenses will be approximately US$400 - 500 million and will be recognized during the applicable accounting recognition period of approximately 7 to 8 years after the time of approval.

Marketing expenses

Marketing expenses relate to the production and distribution of our marketing and advertising campaigns on media, online advertising, the positioning of our products on internet search platforms and expenses incurred in relation to trade marketing at events. It also contains salaries and benefits to employees dedicated exclusively to these activities.

Other income (expenses)

Other income (expenses) primarily consists of other income/expenses not classified in the foregoing categories of operating expenses.

Finance costs – results with convertible instruments

Finance costs – results with convertible instruments, relate to interest expense and fair value changes in embedded derivatives relating to the issuance of senior preferred shares on June 18, 2020. In particular, the change in fair value reflects the appreciation of our shares since the issuance of the senior preferred shares. On May 20, 2021, each senior preferred share was converted into one Series F-1 preferred share. For more information, see “Senior preferred shares,” note 22 to our audited consolidated financial statements and note 23 to our unaudited condensed consolidated interim financial statements.

Financial costs – results with convertible instruments for the nine-month period ended September 30, 2020 were US$12.7 million and represent interest on the senior preferred shares issued in 2020 and the fair value of the convertible embedded derivatives.

Income taxes

Current income taxes comprise the income tax payable on profits based on the applicable tax law in each jurisdiction and is recognized as an expense in the period in which taxable profits arise. There is no taxation in the Cayman Islands on the income earned by us, and, as such, there is no tax impact at a consolidated level.

Our subsidiaries are subject to different income tax regimes and statutory rates. The table presents the statutory income tax rates in percentage for the main countries in which we operate:

Statutory income tax rates	2021	2020	2019	2018

Brazil[1]	45%	40%	40%	40%

Colombia	31%	32%	33%	N/A

Mexico	30%	30%	30%	N/A

1.

Comprises Brazilian Social Contribution tax (Contribuição Social sobre Lucro Líquido – CSLL) and Brazilian Income Tax (Imposto de Renda Pessoa Jurídica – IRPJ). In March 2021, the Social Contribution tax rate in Brazil increased 5 percentage points, thus the combined income tax rate was increased from 40% to 45% and will be effective from July 1 to December 31, 2021 and mainly impacts Nu Pagamentos and Nu Financeira.

Deferred income tax is the tax expected to be payable or recoverable on income tax losses available to carry forward and on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts at the reporting date. Deferred tax liabilities are generally recognized for all temporary taxable differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the assets may be utilized as they reverse.

We review the carrying amount of deferred tax assets at each reporting date and reduce it to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where there is both the legal right and the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

As a consequence of the current and deferred income taxes and the value of the permanent differences compared to the loss before income taxes, the effective tax rate of our consolidated operations fluctuates over time according to the portion of our total net income that was generated in each of these entities. For 2020, 2019 and 2018 our effective tax rate was (11.2)%, (28.4)% and (14.4)%, respectively, and for the nine months ended September 30, 2021 and 2020, our effective tax rate was 21.3% and (18.9)%, respectively.

Results of Operations

Nine Months Ended September 30, 2021 Compared to the Nine Months Ended September 30, 2020

The following table sets forth our statement of profit or loss data for the nine months ended September 30, 2021 and 2020:

	For the Nine Months Ended September 30,		Variation (%)
	2021	2020

	(in US$ millions, except percentages)

Interest income and gains (losses) on financial instruments	607.2	293.3	107.0%

Fee and commission income	454.9	241.3	88.5%

Total revenue	1,062.1	534.6	98.7%

Interest and other financial expenses	(190.4)	(82.6)	130.5%

Transactional expenses	(84.7)	(87.6)	(3.4)%

Credit loss allowance expenses	(281.0)	(113.8)	146.9%

Total cost of financial and transactional services provided	(556.1)	(284.0)	95.8%

Gross profit	506.0	250.6	101.9%

OPERATING EXPENSES

Customer support and operations	(124.7)	(95.5)	30.6%

General and administrative expenses	(404.7)	(184.4)	119.5%

Marketing expenses	(45.1)	(11.5)	292.2%

Other income (expenses)	(13.2)	(25.4)	(48.0)%

Total operating expenses	(587.7)	(316.8)	85.5%

Finance costs – results with convertible instruments	—	(13.2)	—

Loss before income taxes	(81.7)	(79.4)	2.9%

INCOME TAXES

Current taxes	(150.1)	(9.1)	n.m.

Deferred taxes	132.7	24.1	450.6%

Total income taxes	(17.4)	15.0	n.m.

Loss for the period	(99.1)	(64.4)	53.9%

n.m. = not meaningful.

Total revenue

Total revenue for the nine months ended September 30, 2021 was US$1,062.1 million, an increase of US$527.5 million, or 98.7%, from US$534.6 million for the nine months ended September 30, 2020, primarily attributable to an increase in the period in interest income from our loan portfolio and credit card receivables reflecting the growth of our customer base of 62% in the period, reaching 48.1 million customers as of September 30, 2021 compared to 29.7 million customers as of September 30, 2020, as detailed below.

	For the Nine Months Ended September 30,		Variation (%)
	2021	2020

Interest income – credit card	245.2	169.5	44.6%

Interest income – lending	161.2	22.2	626.1%

Interest income – other assets at amortized cost	41.4	27.9	48.4%

Interest income and gains (losses) on financial instruments at fair value	159.4	73.7	116.3%

Total interest income and gains (losses) on financial instruments	607.2	293.3	107.0%

Interchange fees	321.5	172.5	86.4%

Recharge fees	32.1	8.6	272.4%

Rewards revenue	21.0	17.5	20.2%

Late fees	34.3	23.0	49.5%

Other fee and commission income	45.9	19.7	133.0%

Total fee and commission income	454.9	241.3	88.5%

Total revenue	1,062.1	534.6	98.7%

Total interest income and gains (losses) on financial instruments. Total interest income and gains (losses) on financial instruments for the nine months ended September 30, 2021 was US$607.2 million, an increase of US$313.9 million, or 107.0%, from US$293.3 million for the nine months ended September 30, 2020, primarily attributable to a US$214.7 million or 112.0% increase in interest income from our loan portfolio and credit card receivables reflecting the growth of our customer base to 48.1 million customers as of September 30, 2021 from 29.7 million customers as of September 30, 2020. In particular, the increase in interest income and gains (losses) on financial instruments for the nine months ended September 30, 2021 was impacted by a US$139.0 million or 626.1% increase in interest income – lending in the period reflecting our portfolio increase as our products are offered to more customers in 2021 combined with the easing in lending policies compared to 2020, as well as a US$13.5 million or 48.6% increase in interest income – other assets at amortized cost in the period as a result of the increase in available resources for investments following the increase in deposits received and an increase in the CDI Rate for the period.

Total fee and commission income. Total fee and commission income for the nine months ended September 30, 2021 was US$454.9 million, an increase of US$213.6 million, or 88.5%, from US$241.3 million for the nine months ended September 30, 2020, primarily attributable to: (i) an increase of US$149.0 million or 86.4% in interchange fees arising from the increased volume of transactions with our credit and debit cards due to the growth of our customer base in the nine months ended September 30, 2021 and of our PV, from US$14.9 billion as of September 30, 2020 to US$29.4 billion as of September 30, 2021; and (ii) an increase of US$23.5 million or 272.4% in our recharge fees from the sale of mobile phone recharge credits, also due to the growth of our customer base in the first three quarters of 2021. Other fee and commission income for the nine months ended September 30, 2021 was US$45.9 million, an increase of US$26.2 million, or 133.0%, from US$19.7 million for the nine months ended September 30, 2020, primarily attributable to commission income from brokerage of life insurance, which was a product introduced in 2021, and also fees from debit card withdrawal and bank slip processing due to the increase in our customer base during such period.

Total cost of financial and transactional services provided

Total cost of financial and transactional services provided for the nine months ended September 30, 2021 was US$556.1 million, an increase of US$272.1 million, or 95.8%, from US$284.0 million for the nine months ended September 30, 2020, as detailed below. Total cost of financial and transactional services provided as a percentage of total revenue was 52.4% for the nine months ended September 30, 2021, compared to 53.1% for the nine months ended September 30, 2020.

	For the Nine Months Ended September 30,		Variation (%)
	2021	2020

Interest expense on deposits	(165.7)	(65.3)	153.8%

Other interest and similar expenses	(24.7)	(17.3)	42.8%

Interest and other financial expenses	(190.4)	(82.6)	130.5%

Bank slip costs	(28.1)	(33.6)	(16.4)%

Rewards expenses	(26.7)	(21.6)	23.6%

Credit and debit card network costs	(14.9)	(13.8)	7.9%

Other transactional expenses	(15.0)	(18.6)	(19.4)%

Total transactional expenses	(84.7)	(87.6)	(3.4)%

Credit loss allowance expenses	(281.0)	(113.8)	146.9%

Total cost of financial and transactional services provided	(556.1)	(284.0)	95.8%

Interest and other financial expenses. Interest and other financial expenses for the nine months ended September 30, 2021 were US$190.4 million, an increase of US$107.8 million, or 130.5%, from US$82.6 million for the nine months ended September 30, 2020, primarily attributable to the increase in the volume of deposits and an increase in the CDI Rate for the period reflected in interest expense on deposits and our loan portfolio, and increased expenses with discounts on loan renegotiations following the higher volume of transactions reflected in other interest and similar expenses.

Transactional expenses. Transactional expenses for the nine months ended September 30, 2021 were US$84.7 million, a decrease of US$2.9 million, or 3.4%, from US$87.6 million for the nine months ended September 30, 2020, primarily attributable to: (i) a US$3.6 million decrease in other transactional expenses primarily related to operational losses; and (ii) a US$5.5 million decrease in bank slip costs. These were partially offset by a US$1.1 million increase in credit and debit card network costs and a US$5.1 million increase in rewards expenses, in each case attributable to the growth of our customer base in the nine months ended September 30, 2021.

Credit loss allowance expenses. Credit loss allowance expenses for the nine months ended September 30, 2021 were US$281.0 million, an increase of US$167.2 million, or 146.9%, from US$113.8 million for the nine months ended September 30, 2020. The increase reflects provisions for the increased volume of lending transactions in the nine months ended September 30, 2021 compared to the same period in 2020. The total ECL allowance for credit cards and loans recorded in the statements of financial position were 5.8% of the total receivable balance of credit cards and loans as of September 30, 2021, compared to 5.5% as of December 31, 2020.

Gross profit

As a result of the foregoing, our gross profit for the nine months ended September 30, 2021 was US$506.0 million, an increase of US$255.4 million, or 101.9%, compared to US$250.6 million for the nine months ended September 30, 2020. Our gross margin (gross profit divided by total revenue) increased 0.8% to 47.6% for the nine months ended September 30, 2021 from 46.9% for the nine months ended September 30, 2020.

Operating expenses

Operating expenses for the nine months ended September 30, 2021 were US$587.7 million, an increase of US$270.9 million, or 85.5%, from US$316.8 million for the nine months ended September 30, 2020. Operating expenses represented 55.3% of our total revenue for the nine months ended September 30, 2021, compared to 59.3% for the nine months ended September 30, 2020. The main changes leading to the increase in operating expenses in the period are explained below.

	For the Nine Months Ended September 30,		Variation (%)
	2021	2020

Customer support and operations	(124.7)	(95.5)	30.6%

General and administrative expenses	(404.7)	(184.4)	119.5%

Marketing expenses	(45.1)	(11.5)	292.2%

Other income (expenses)	(13.2)	(25.4)	(48.1)%

Total operating expenses	(587.7)	(316.8)	85.5%

Customer support and operations. Customer support and operations expenses for the nine months ended September 30, 2021 were US$124.7 million, an increase of US$29.2 million, or 30.6%, from US$95.5 million for the nine months ended September 30, 2020, mainly attributable to a US$10.6 million increase in credit analysis and collection costs as well as an increase in debit and credit card issuance costs, both resulting from the growth in our loan operations and the growth in our customer base in the period. Reflecting efficiency gains in data processing and customer service, (i) our infrastructure and data processing costs increased 22.3%, to US$44.4 million in the nine months ended September 30, 2021 from US$36.3 million in the same period in 2020, and (ii) customer service costs increased 21.6%, to US$32.7 million in the nine months ended September 30, 2021 from US$26.9 million in the same period in 2020, while the number of customers increased 21.6% from September 30, 2020 to September 30, 2021.

General and administrative expenses. General and administrative expenses for the nine months ended September 30, 2021 were US$404.7 million, an increase of US$220.3 million, or 119.5%, from US$184.4 million for the nine months ended September 30, 2020, primarily attributable to: (i) an increase of US$105.7 million in share-based compensation, primarily attributed to growth in employee headcount and the provision for social contribution originated on RSUs by the appreciation in our share price; (ii) an increase of US$57.2 million in salaries and associated benefits; and (iii) an increase of US$18.2 million in infrastructure and data processing not related to customer transactions.

Marketing expenses. Marketing expenses for the nine months ended September 30, 2021 were US$45.1 million, an increase of US$33.5 million, or 292.2%, from US$11.5 million for the nine months ended September 30, 2020, primarily due to the increase in marketing campaigns, such as the launch of our new “Ultravioleta” product, compared to low spending volume in 2020 due to the COVID-19 pandemic.

Other income (expenses). Other income (expenses) for the nine months ended September 30, 2021 were an expense of US$13.2 million, a decrease of US$12.2 million, or 48.1%, from an expense of US$25.4 million for the nine months ended September 30, 2020, primarily attributable to the reduction in the exchange variation of loans in dollars between our operating subsidiaries.

Finance costs - result with convertible instruments

Finance costs - result with convertible instruments for the nine months ended September 30, 2020 were US$13.2 million, which refers to the interest expense and fair value losses resulting from changes in the fair value of the embedded derivative conversion feature. In the nine months ended September 30, 2021, we did not record finance costs in connection with the results of convertible instruments due to the conversion of the instrument in May 2021. For more information, see note 23 to our unaudited interim condensed consolidated financial statements.

Loss before income taxes

As a result of the foregoing, loss before income taxes for the nine months ended September 30, 2021 was US$81.7 million, an increase of US$2.3 million, or 2.9%, from US$79.4 million in the nine months ended September 30, 2020.

Income taxes

We had a tax expense of US$17.4 million for the nine months ended September 30, 2021 compared to a tax benefit of US$15.0 million for the nine months ended September 30, 2020. The effective income tax rate was 21.3% in the nine months ended September 30, 2021, compared to (18.9)% for the same period in 2020, which reflects an increase in current income tax rates due to non-deductible expenses such as share-based compensation, being higher proportionally to the loss before income taxes for the nine months ended September 30, 2021 compared to the same period in 2020, as well as variations in the tax rates applicable to our subsidiaries due to an increase in their operations and expenses.

Loss for the period

As a result of the foregoing, loss for the nine months ended September 30, 2021 was US$99.1 million, an increase of US$34.7 million, or 53.9%, from US$64.4 million for the nine months ended September 30, 2020.

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

The following table sets forth our statement of profit or loss data for the years ended December 31, 2020 and 2019:

	For the Years Ended December 31,		Variation (%)
	2020	2019

	(in US$ millions, except percentages)

Interest income and gains (losses) on financial instruments	382.9	337.9	13.3%

Fee and commission income	354.2	274.2	29.2%

Total revenue	737.1	612.1	20.4%

Interest and other financial expenses	(113.9)	(109.7)	3.9%

Transactional expenses	(126.8)	(79.3)	59.9%

Credit loss allowance expenses	(169.5)	(175.2)	(3.3)%

Total cost of financial and transactional services provided	(410.2)	(364.2)	12.6%

Gross profit	326.9	247.9	31.9%

OPERATING EXPENSES

Customer support and operations	(124.0)	(115.6)	7.3%

General and administrative expenses	(266.0)	(199.9)	33.1%

Marketing expenses	(19.4)	(41.8)	(53.6)%

Other income (expenses)	(9.5)	(19.9)	(52.3)%

Total operating expenses	(418.9)	(377.2)	11.1%

Finance costs – result with convertible instruments	(101.2)	—	n.m.

Loss before income taxes	(193.2)	(129.3)	49.4%

INCOME TAXES

Current taxes	(22.3)	(3.6)	n.m.

Deferred taxes	44.0	40.3	9.2%

Total income taxes	21.7	36.8	(41.0)%

Loss for the year	(171.5)	(92.5)	85.4%

n.m.	= not meaningful.

Total revenue

Total revenue for the year ended December 31, 2020 was US$737.1 million, an increase of US$125.0 million, or 20.4%, from US$612.1 million for the year ended December 31, 2019, primarily attributable to significant growth in 2020 in our revenue related to interchange fees, as well as the fees from the sale of mobile phone recharge credits and gains on financial instruments reflecting an increase in securities acquired with cash from deposits, as detailed below.

	For the Years Ended December 31,		Variation (%)
	2020	2019

Interest income – credit card	217.5	214.6	1.4%

Interest income – lending	38.9	8.6	352.3%

Interest income – other assets at amortized cost	37.8	56.8	(33.5)%

Interest income and gains (losses) on financial instruments at fair value	88.7	57.9	53.1%

Total interest income and gains (losses) on financial instruments	382.9	337.9	13.3%

Interchange fees	254.3	203.9	24.7%

Recharge gains	15.3	0.4	n.m.

Rewards revenue	23.5	21.0	11.9%

Late fees	31.2	27.8	12.2%

Other fee and commission income	29.9	21.1	41.7%

Total fee and commission income	354.2	274.2	29.2%

Total revenue	737.1	612.1	20.4%

n.m.	= not meaningful.

Total interest income and gains (losses) on financial instruments. Total interest income and gains (losses) on financial instruments for the year ended December 31, 2020 was US$382.9 million, an increase of US$45.0 million, or 13.3%, from US$337.9 million for the year ended December 31, 2019, primarily attributable to: (i) an increase in interest income from our loan portfolio (a US$30.3 million, or 352.3%, increase in interest income – lending) and credit card receivables (a US$2.9 million, or 1.4%, increase in interest income – credit card) reflecting the growth of our customer base of 64% in the period, reaching 32.6 million customers in 2020 compared to 19.8 million customers in 2019, partially offset by a decrease of US$19.0 million in interest income from short-term investments (interest income – other assets at amortized costs); and (ii) gains on financial instruments (interest income and gains (losses) on financial instruments at fair value) for the year ended December 31, 2020 were US$88.7 million, an increase of US$30.8 million, or 53.3%, from US$57.9 million for the year ended December 31, 2019, primarily attributable to the increase of US$49.2 million from financial instruments recorded at fair value reflecting an increase in securities acquired with cash from deposits. This increase was partially offset by losses incurred mainly in derivatives transactions.

Total fee and commission income. Total fee and commission income for the year ended December 31, 2020 was US$354.2 million, an increase of US$80.0 million, or 29.2%, from US$274.2 million for the year ended December 31, 2019, primarily attributable to an increase of US$50.4 million or 24.7% in our interchange fees arising from the increased volume of transactions with our credit and debit cards, as well as an increase of US$14.9 million in revenue resulting from recharge fees from the sale of mobile phone recharge credits, each case due to the growth of our customer base in 2020. The increase in fee and commission income for the year ended December 31, 2020 was also affected in part by an US$8.8 million increase in other fee and commission income as a result of an increase in debit card withdrawals by our customers and an increase in bank slip and other financial processing costs as a result of our growing customer base, as well as a US$2.5 million and US$3.3 million increase in rewards revenue and late fees, respectively, in each case related to the greater volume of credit and debit card transactions in the period.

Total cost of financial and transactional services provided

Total cost of financial and transactional services provided for the year ended December 31, 2020 was US$410.2 million, an increase of US$46.0 million, or 12.6%, from US$364.2 million for the year ended December 31, 2019, as detailed below.

	For the Years Ended December 31,		Variation (%)
	2020	2019

Interest expense on deposits	(87.2)	(81.1)	7.5%

Other interest and similar expenses	(26.7)	(28.6)	(6.6)%

Interest and other financial expenses	(113.9)	(109.7)	3.8%

Bank slip costs	(46.5)	(31.5)	47.6%

Rewards expenses	(29.6)	(21.5)	37.7%

Credit and debit card network costs	(25.0)	(14.7)	70.1%

Other transactional expenses	(25.7)	(11.6)	121.6%

Total transactional expenses	(126.8)	(79.3)	59.9%

Credit loss allowance expenses	(169.5)	(175.2)	(3.3)%

Total cost of financial and transactional services provided	(410.2)	(364.2)	12.6%

Interest and other financial expenses. Interest and other financial expenses for the year ended December 31, 2020 were US$113.9 million, an increase of US$4.2 million, or 3.8%, from US$109.7 million for the year ended December 31, 2019, primarily attributable to a US$6.1 million or 7.5% increase in interest expenses on deposits due to an increase in the volume of deposits of US$2.8 billion, or 107.3%, when compared to December 31, 2020, which was partially offset by the decrease in the CDI Rate in the period, from 5.9% in 2019 to 2.8% in 2020, and partially offset by a decrease of US$1.9 million or 6.6% in other interest and similar expenses.

Transactional expenses. Transactional expenses for the year ended December 31, 2020 were US$126.8 million, an increase of US$47.5 million, or 59.9%, from US$79.3 million for the year ended December 31, 2019, primarily attributable to the growth of our customer base in 2020, including increases in boletos (an increase of US$15 million or 47.6%), rewards expenses (an increase of US$8.1 million or 37.7%), credit and debit card network costs (an increase of US$10.3 million or 70.1%) and other transactional expenses, including operational losses (an increase of US$14.1 million or 121.6%).

Credit loss allowance expenses. Credit loss allowance expenses for the year ended December 31, 2020 were US$169.5 million, a decrease of US$5.7 million, or 3.3%, from US$175.2 million for the year ended December 31, 2019, mainly attributable to (i) our more restrictive credit policy implemented in 2020 due to the COVID-19 pandemic and (ii) the positive impact of the Brazilian government’s economic support policies, which contributed to compensate the anticipated increase in ECL allowance due to the growth in the credit card and loan receivables in 2020. The total ECL allowance for credit cards and loans recorded in the statements of financial position decreased by 0.7 percentage points, to 5.5% of the total receivable balance of credit cards and loans as of December 31, 2020, from 6.2% as of December 31, 2019.

Gross Profit

As a result of the foregoing, our gross profit for the year ended December 31, 2020 was US$326.9 million, an increase of US$79.0 million, or 31.9%, compared to US$247.9 million for the year ended December 31, 2019. Our gross margin (gross profit divided by total revenue) increased 3.8% to 44.3% for the year ended December 31, 2020, from 40.5% for the year ended December 31, 2019.

Operating expenses

Operating expenses for the year ended December 31, 2020 were US$418.9 million, an increase of US$41.7 million, or 11%, from US$377.2 million for the year ended December 31, 2019. Operating expenses represented 56% of our total revenue in 2020, compared to 60% in 2019. The main changes leading to the increase in operating expenses in the period are explained below.

	For the Years Ended December 31,

	2020	2019	Variation (%)

Customer support and operations	(124.0)	(115.6)	7.3%

General and administrative expenses	(266.0)	(199.9)	33.1%

Marketing expenses	(19.4)	(41.8)	(53.6)%

Other income (expenses)	(9.5)	(19.9)	(52.3)%

Total operating expenses	(418.9)	(377.2)	11.1%

Customer support and operations. Customer support and operations expenses for the year ended December 31, 2020 were US$124.0 million, an increase of US$8.4 million, or 7.3%, from US$115.6 million for the year ended December 31, 2019, primarily attributable to an increase of (i) US$10.2 million in credit analysis and collection costs and (ii) US$13.0 million in customer services, in each case as a result of the increase in the number of customers in 2020. This increase was partially offset by a decrease in infrastructure and data-processing costs reflecting efficiency gains in data processing and our foreign exchange hedging strategy for these expenses.

General and administrative expenses. General and administrative expenses for the year ended December 31, 2020 were US$266.0 million, an increase of US$66.1 million, or 33.1%, from US$199.9 million for the year ended December 31, 2019, primarily attributable to (i) an increase of US$35.2 million in salaries and associated benefits, and (ii) an increase of US$37.8 million in share-based compensation, both primarily attributed to growth in employee headcount of 26%, in 2020 compared to the prior year, and the social wages expenses due to the share appreciation; partially offset by a US$24.1 million decrease in credit and debit card issuance costs due to decreased printing and shipping expenses and a reduction in the number of debit cards sent relative to the increase in our number of new customers.

Marketing expenses. Marketing expenses for the year ended December 31, 2020 were US$19.4 million, a decrease of US$22.4 million, or 53.6%, from US$41.8 million for the year ended December 31, 2019, primarily due to the decrease in marketing campaigns due to the COVID-19 pandemic.

Other income (expenses). Other income (expenses) for the year ended December 31, 2020 were an expense of US$9.5 million, a decrease of US$10.4 million, or 52.3%, from an expense of US$19.9 million for the year ended December 31, 2019, primarily attributable to a decrease in Brazilian social contribution deductions from revenue (Social Integration Program – PIS and Social Security Program – COFINS).

Finance costs – result with convertible instruments

Finance costs – result with convertible instruments for the year ended December 31, 2020 were US$101.2 million, which refers to the interest expense in the amount of US$28.4 million and fair value losses resulting from changes in the fair value of the embedded derivative conversion feature in the amount of US$72.5 million, reflecting the expected valuation from Series G from January 2021. The change in fair value reflects the appreciation of our shares since the issuance of the senior preferred shares. In the year ended December 31, 2019, we did not record finance costs in connection with the results of convertible instruments. For more information, see note 22 to our audited consolidated financial statements.

Loss before income taxes

As a result of the foregoing, loss before income taxes for the year ended December 31, 2020 was US$193.2 million, an increase of US$63.9 million, or 49.4%, from US$129.3 million for the year ended December 31, 2019.

Income taxes

Income taxes for the year ended December 31, 2020 were a tax benefit of US$21.7 million, a decrease of US$15.1 million, or 41%, from a tax benefit of US$36.8 million for the year ended December 31, 2019. The effective income tax rates were 11.2% and 28.4% in the years 2020 and 2019, respectively, which reflects an increase in current income tax rates due to non-deductible expenses being higher proportionally to the loss before income tax in 2020, compared to 2019, offset by the addition of expenses related to the senior preferred shares embedded derivative.

Loss for the year

As a result of the foregoing, loss for the year ended December 31, 2020 was US$171.5 million, an increase of US$79.0 million, or 85.4%, from US$92.5 million for the year ended December 31, 2019.

Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

The following table sets forth our statement of profit or loss data for the years ended December 31, 2019 and 2018:

	For the Years Ended December 31,

	2019	2018	Variation (%)

	(in US$ millions, except percentages)

Interest income and gains (losses) on financial instruments	337.9	161.6	109.1%

Fee and commission income	274.2	157.3	74.3%

Total revenue	612.1	318.9	91.9%

Interest and other financial expenses	(109.7)	(45.4)	141.5%

Transactional expenses	(79.3)	(43.2)	83.6%

Credit loss allowance expenses	(175.2)	(118.6)	47.7%

Total cost of financial and transactional services provided	(364.2)	(207.2)	75.8%

Gross profit	247.9	111.7	121.9%

OPERATING EXPENSES

Customer support and operations	(115.6)	(46.7)	147.5%

General and administrative expenses	(199.9)	(84.7)	136.0%

Marketing expenses	(41.8)	(6.4)	n.m.

Other income (expenses)	(19.9)	(7.3)	172.6%

Total operating expenses	(377.2)	(145.1)	160.0%

Loss before income taxes	(129.3)	(33.4)	287.1%

INCOME TAXES

Current taxes	(3.6)	(15.5)	(76.8)%

Deferred taxes	40.3	20.3	98.5%

Total income taxes	36.8	4.8	n.m.

Loss for the year	(92.5)	(28.6)	223.4%

n.m.	= not meaningful.

Total revenue

Total revenue for the year ended December 31, 2019 was US$612.1 million, an increase of US$293.2 million, or 91.9%, from US$318.9 million for the year ended December 31, 2018, primarily attributable to the increase in gains on financial instruments reflecting an increase in securities acquired with cash from deposits, and the significant growth in the year in our interchange fees income and interest income, as detailed below.

	For the Years Ended December 31,

	2019	2018	Variation (%)

Interest income – credit card	214.6	128.5	67.0%

Interest income – lending	8.6	—	n.m.

Interest income – other assets at amortized cost	56.8	14.2	300.0%

Interest income and gains (losses) on financial instruments at fair value	57.9	18.9	206.3%

Total interest income and gains (losses) on financial instruments	337.9	161.6	109.1%

Interchange fees	203.9	116.5	75.0%

Recharge gains	0.4	—	n.m.

Rewards revenue	21.0	12.6	66.7%

Late fees	27.8	17.1	62.6%

Other fee and commission income	21.1	11.1	90.1%

Total fee and commission income	274.2	157.3	74.3%

Total revenue	612.1	318.9	91.9%

n.m.	= not meaningful.

Total interest income and gains (losses) on financial instruments. Total interest income and gains (losses) on financial instruments for the year ended December 31, 2019 was US$337.9 million, an increase of US$176.3 million, or 109.1%, from US$161.6 million for the year ended December 31, 2018, primarily attributable to: (i) a US$137.7 million increase in interest income from operations including lending (a US$8.6 million increase in interest income – lending), credit cards (a US$86.1 million or 67.0% increase in interest income – credit card) and short-term investments in securities (a US$42.6 million or 300.0% increase in interest income – other assets at amortized cost), reflecting a growth of 13.8 million, or 231%, in the numbers of customers in 2019 compared to 2018; and (ii) interest income and gains (losses) on financial instruments at fair value for the year ended December 31, 2019 of US$57.9 million, an increase of US$39 million, or 206.3%, from US$18.9 million for the year ended December 31, 2018, attributable to the increase in gains from financial instruments recorded at fair value reflecting an increase in securities acquired with cash from deposits.

Total fee and commission income. Total fee and commission income for the year ended December 31, 2019 was US$274.2 million, an increase of US$116.9 million, or 74.3%, from US$157.3 million for the year ended December 31, 2018, primarily attributable to the US$87.4 million or 75.0% increase in interchange fees arising from the increased volume of transactions with our credit and debit cards, due to the growth of our customer base in 2019. The increase in fee and commission income for the year ended December 31, 2019 was also affected in part by a US$10.0 million increase in other fee and commission income as a result of the growth in the number of customers, as well as a US$10.7 million and US$8.4 million increase in late fees and rewards revenues, respectively, in each case relates to the greater volume of credit and debit card transactions in the period.

Total cost of financial and transactional services provided

Total cost of financial and transactional services provided for the year ended December 31, 2019 was US$364.2 million, an increase of US$157.0 million, or 75.8%, from US$207.2 million for the year ended December 31, 2018, as detailed below. Total cost of financial and transactional services provided as a percentage of total revenue was 60% for the year ended December 31, 2019, a decrease of 5 percentage points, from 65% for the year ended December 31, 2018.

	For the Years Ended December 31,

	2019	2018	Variation (%)

Interest expense on deposits	(81.1)	(16.9)	379.9%

Other interest and similar expenses	(28.6)	(28.5)	0.4%

Interest and other financial expenses	(109.7)	(45.4)	141.6%

Bank slip costs	(31.5)	(18.2)	73.1%

Rewards expenses	(21.5)	(10.3)	108.7%

Credit and debit card network costs	(14.7)	(10.3)	42.7%

Other transactional expenses	(11.6)	(4.4)	163.6%

Total transactional expenses	(79.3)	(43.2)	83.6%

Credit loss allowance expenses	(175.2)	(118.6)	47.7%

Total cost of financial and transactional services provided	(364.2)	(207.2)	75.8%

Interest and other financial expenses. Interest and other financial expenses for the year ended December 31, 2019 were US$109.7 million, an increase of US$64.3 million, or 141.6%, from US$45.4 million for the year ended December 31, 2018, primarily attributable to an increase in interest expenses on deposits of US$64.2 million or 379.9%, reflecting the growth in deposits volume and the growth in the number of customers in 2019 compared to 2018.

Transactional expenses. Transactional expenses for the year ended December 31, 2019 were US$79.3 million, an increase of US$36.1 million, or 83.6%, from US$43.2 million for the year ended December 31, 2018, primarily attributable to the growth in the numbers of customers in 2019 compared to 2018, leading to increases in all categories of line items comprising transactional expenses, namely: a US$13.3 million or 72.9% increase in bank slip costs, an US$11.2 million or 109.1% increase in rewards expenses, a US$4.5 million or 69.9% increase in credit and debit card network costs and a US$7.1 million or 162.2% increase in other transactional expenses.

Credit loss allowance expenses. Credit loss allowance expenses for the year ended December 31, 2019 were US$175.2 million, an increase of US$56.5 million, or 47.7%, from US$118.6 million for the year ended December 31, 2018. The increase in expenses primarily reflects the increase of 75% in credit card and loan receivables in 2019. The total ECL allowance recorded in the statements of financial position represented 6.2% of the total receivable balance of credit cards and loans for the year ended December 31, 2019, compared to 7.3% for the year ended December 31, 2018.

Gross Profit

As a result of the foregoing, our gross profit for the year ended December 31, 2019 was US$247.9 million, an increase of US$136.2 million, or 121.9%, compared to US$111.7 million for the year ended December 31, 2018. Our gross margin (gross profit divided by total revenue) increased 5.5 percentage points, from 35.5% for the year ended December 31, 2018 to 40.5% for the year ended December 31, 2019.

Operating expenses

Operating expenses for the year ended December 31, 2019 were US$377.2 million, an increase of US$232.1 million, or 160.0%, from US$145.1 million for the year ended December 31, 2018. Operating expenses represented 60% of our total revenue in 2019, compared to 45% in 2018. The main changes leading to the increase in operating expenses in the period are explained below:

	For the Years Ended December 31,

	2019	2018	Variation (%)

Customer support and operations	(115.6)	(46.7)	147.5%

General and administrative expenses	(199.9)	(84.7)	136.0%

Marketing expenses	(41.8)	(6.4)	n.m.

Other income (expenses)	(19.9)	(7.3)	172.6%

Total operating expenses	(377.2)	(145.1)	160.0%

Customer support and operations. Customer support and operations expenses for the year ended December 31, 2019 were US$115.6 million, an increase of US$68.9 million, or 147.5%, from US$46.7 million for the year ended December 31, 2018, mainly attributable to (i) an increase of US$24.8 million due to expenses with infrastructure and data-processing costs, and (ii) an increase of US$23.4 million in customer services, such as call centers. Both increases reflect the growth in the number of customers in 2019. Despite the increase in infrastructure and data-processing costs, the cost per customer decreased reflecting efficiency gains in data processing and our foreign exchange hedging strategy.

General and administrative expenses. General and administrative expenses for the year ended December 31, 2019 were US$199.9 million, an increase of US$115.2 million, or 136.0%, from US$84.7 million for the year ended December 31, 2018, primarily attributable to (i) an increase of US$32.5 million in salaries and associated benefits and an increase of US$9.2 million in share-based compensation, both primarily attributed to growth in employee headcount of 92%, or 1,116 employees, in 2019 compared to the prior year, (ii) an increase of US$42.7 million in infrastructure and data-processing costs to support our growing operations, and (iii) an increase of US$23.6 million in credit and debit cards issuance costs due to the growth of our customer base.

Marketing expenses. Marketing expenses for the year ended December 31, 2019 were US$41.8 million, an increase of US$35.3 million from US$6.4 million for the year ended December 31, 2018, primarily due to expenses relating to marketing campaigns in the year.

Other income (expenses). Other income (expenses) for the year ended December 31, 2019 were and expense of US$19.9 million, an increase of US$12.6 million from an expense of US$7.3 million for the year ended December 31, 2018, primarily attributable to the US$6.2 million increase in Brazilian social contribution deductions from revenue (Social Integration Program – PIS and Social Security Program – COFINS).

Loss before income taxes

As a result of the foregoing, loss before income taxes for the year ended December 31, 2019 was US$129.3 million, an increase of US$95.9 million, or 287.1%, from US$33.4 million for the year ended December 31, 2018.

Income taxes

Income taxes for the year ended December 31, 2019 were a tax benefit of US$36.8 million, an increase of US$31.9 million from a tax benefit of US$4.8 million on the year ended December 31, 2018. The effective income tax rates were 28.4% and 14.4% in the years 2019 and 2018, respectively, which reflects an increase in current income tax rates due to non-deductible expenses being lower proportionally to the loss before income tax in 2019, compared to 2018.

Loss for the year

As a result of the foregoing, loss for the year ended December 31, 2019 was US$92.5 million, an increase of US$63.9 million, or 223.4%, from US$28.6 million for the year ended December 31, 2018.

Quarterly Financial Information (Unaudited)

The following table sets forth certain of our financial information for the periods indicated:

	For the Three Months Ended

	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020

	(in US$ millions)

Interest income and gains (losses) on financial instruments	295.0	184.9	127.3	89.7	70.2	91.9

Fee and commission income	185.9	151.2	117.7	112.9	85.9	70.4

Total revenue	480.9	336.1	245.1	202.6	156.1	162.3

Interest and other financial expenses	(101.4)	(57.2)	(31.7)	(31.4)	(24.0)	(25.3)

Transactional expenses	(28.6)	(29.8)	(26.3)	(39.1)	(31.9)	(22.7)

Credit loss allowance expenses	(127.0)	(82.7)	(71.3)	(55.6)	(32.9)	(19.0)

Total cost of financial and transactional services provided	(257.0)	(169.7)	(129.3)	(126.1)	(88.8)	(66.9)

Gross profit	223.9	166.4	115.7	76.5	67.3	95.4

OPERATING EXPENSES

Customer support and operations	(51.6)	(40.1)	(32.1)	(28.5)	(28.9)	(26.4)

General and administrative expenses	(166.5)	(122.3)	(115.9)	(81.6)	(56.8)	(57.0)

Marketing expenses	(25.6)	(14.7)	(4.9)	(7.9)	(4.1)	(1.3)

Other income (expenses)	(2.0)	5.0	(16.2)	16.0	(2.1)	(5.7)

Total operating expenses	(245.7)	(172.9)	(169.1)	(102.0)	(91.9)	(90.4)

Finance costs – results with convertible instruments	—	—	—	(88.0)	(13.2)	—

Profit (loss) before income taxes	(21.8)	(6.5)	(53.4)	(113.5)	(37.8)	4.9

INCOME TAXES

Current taxes	(66.4)	(52.2)	(31.5)	(13.2)	(0.2)	(2.6)

Deferred taxes	53.8	43.6	35.4	19.9	5.5	0.7

Total income taxes	(12.6)	(8.7)	3.9	6.7	5.3	(3.4)

Loss for the period	(34.4)	(15.2)	(49.5)	(106.8)	(32.5)	(1.6)

Liquidity and Capital Resources

Cash flows

As of September 30, 2021 and December 31, 2020, we had US$1,996.7 million and US$2,343.8 million, respectively, in cash and cash equivalents. We believe that our current available cash and cash equivalents and the projected cash flows from our operating activities will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next 12 months and beyond. The following table shows the generation and use of cash for the periods indicated:

	For the nine months ended September 30,		For the year ended December 31,

	2021	2020	2020	2019	2018

	(in US$ millions)

Cash flows (used in) / generated from operating activities	(1,065.2)	1,168.8	977.2	276.1	(5.5)

Cash flow (used in) / generated from investing activities	(124.1)	(13.4)	(16.3)	(4.7)	(6.4)

Cash flow (used in) / generated from financing activities	794.8	261.9	237.5	611.2	253.4

Increase (decrease) in cash and cash equivalents	(394.5)	1,417.3	1,198.4	882.7	241.6

Cash and cash equivalents – end of the year/period	1,996.7	2,057.2	2,343.8	1,246.6	379.2

Our cash and cash equivalents include reverse repurchase agreements, short-term investments, banking account balances, securities and other cash and cash equivalents. The reverse repurchase agreements substantially have one-day maturities and have an immaterial risk of change in value. Short-term investments and securities are highly liquid investments with original maturities of three months or less and with an immaterial risk of change in value. For more information, see note 10 to our audited consolidated financial statements and note 11 to our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus.

Nine Months Ended September 30, 2021 Compared to the Nine Months Ended September 30, 2020

Operating activities. Our net cash flows used in operating activities for the nine months ended September 30, 2021, were US$1,065.2 million, a increase in use of US$2,234.0 million from US$1,168.8 million net cash flows generated from operating activities for the nine months ended September 30, 2020. Our loss for the nine months ended September 30, 2021, was US$99.1 million, an increase of US$34.7 million from US$64.4 million for the nine months ended September 30, 2020. The adjustments to reconcile loss for the period to cash used in operating activities for the nine months ended September 30, 2021 were US$426.4 million, compared to US$162.2 million for the nine months ended September 30, 2020, mainly as a result of an increase in credit allowance provision to US$299.4 million in the nine months ended September 30, 2021 compared to US$126.2 million in the same period of 2020, as well a decrease in fair value of financial instruments to US$161.4 million in the nine months ended September 30, 2021 from a gain of US$13.1 million in the same period of 2020. Changes in our operating assets and liabilities were principally affected by an increase in securities due to a higher volume of deposits and an increase in credit card receivables and payables to a credit card network.

Investing activities. Our net cash flows used in investing activities for the nine months ended September 30, 2021 were US$(124.1) million, an increase of US$110.7 million, from US$(13.4) million in the nine months ended September 30, 2020, primarily due to the acquisition of Easynvest, as detailed in note 4a. to our unaudited condensed financial statements included elsewhere in this prospectus.

Financing activities. Our net cash flows generated from financing activities for the nine months ended September 30, 2021 were US$794.8 million, an increase of US$532.9 million from US$261.9 million for the nine months ended September 30, 2020. The increase in the cash generated resulted primarily from the capital increase that occurred in the nine months ended September 30, 2021, corresponding to the new “Series G-1” investment round.

As a result of the foregoing, cash and cash equivalents as of September 30, 2021 were US$1,996.7 million, a decrease of US$60.5 million, from US$2,057.2 million as of September 30, 2020.

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

Operating activities. Our net cash flows generated from operating activities for the year ended December 31, 2020 were US$977.2 million, an increase of US$701.0 million from US$276.1 million net cash flows generated from operating activities for the year ended December 31, 2019. Our loss for the year ended December 31, 2020, was US$171.5 million, an increase of US$79.0 million from a loss of US$92.5 million in the year ended December 31, 2019. The adjustments to reconcile loss for the year to cash generated from operating activities for the year ended December 31, 2020 were US$106.1 million, a decrease of US$5.4 million from US$111.5 million in 2019, primarily as a result of changes in the fair value of financial instruments increasing to US$48.4 million in 2020, from US$1.8 million in 2019. Changes in our operating assets and liabilities were principally affected by a US$782.5 million increase in deposits, which were primarily used to invest in securities (corresponding to a US$319.3 million increase in securities in 2020), with the remaining cash received from deposits being recorded as cash and cash equivalents. Our credit and debit card activities in the year ended December 31, 2020 also contributed to the changes in net cash flows used in operating activities in the period, corresponding to a US$1,172.2 million decrease in credit card receivables and a US$1,052.8 million increase in payables to credit card networks.

Investing activities. Our net cash flows used in investing activities for the year ended December 31, 2020 were US$16.3 million, an increase of US$11.6 million, from US$4.7 million for the year ended December 31, 2019, primarily due to the acquisition of Cognitect.

Financing activities. Our net cash flows generated from financing activities for the year ended December 31, 2020 were US$237.5 million, a decrease of US$373.7 million from US$611.2 million for the year ended December 31, 2019. The decrease in the cash generated can be explained by the lower proceeds from securitized borrowing and borrowings and financing in 2020 compared to 2019, as deposits from our customers became an important source of cash for our activities. Further, there was a decrease in proceeds from equity financing activities with our investors, which are reflected as capital increase, explained by the issuance of senior preferred shares in the year ended December 31, 2020 of US$300.0 million and the capital increase of US$400.0 million in the year ended December 31, 2019.

As a result of the foregoing, cash and cash equivalents as of December 31, 2020 were US$2,343.8 million, an increase of US$1,097.2 million, from US$1,246.5 million as of December 31, 2019.

Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

Operating activities. Our net cash flows generated from operating activities for the year ended December 31, 2019 were US$276.1 million, an increase of US$281.6 million from US$5.5 million net cash used in operating activities for the year ended December 31, 2019. Our loss for the year ended December 31, 2019 increased to a loss of US$92.5 million from a loss of US$28.6 million in 2018. The adjustments to reconcile loss for the year to cash generated from operating activities for the year ended December 31, 2019 were US$111.5 million from US$142.8 million for the year ended December 31, 2018, primarily as a result of credit loss allowance expenses increasing to US$194.0 million in 2019, from US$150.4 million in 2018, as well as deferred income taxes increasing to US$40.3 million in 2019, from US$19.1 million in 2018. Changes in our operating assets and liabilities were principally affected by a US$2,088.8 million increase in deposits in 2019, which were primarily used to invest in securities (corresponding to a US$1,689.5 million increase in securities in 2019). Our credit and debit card activities in 2019, which are represented by credit card receivables (corresponding to a US$1,414.5 million increase in 2019) and payables to credit card networks (corresponding to a US$1,365.5 million increase in 2019), also contributed to the changes in net cash flows generated from operating activities between the periods.

Investing activities. Our net cash flows used in investing activities decreased by 26.7%, from US$6.4 million in 2018 to US$4.7 million in 2019, primarily due to a lower value of acquisitions of fixed assets and intangible assets.

Financing activities. Our net cash flows generated from financing activities for the year ended December 31, 2019 were US$611.2 million, an increase of US$357.8 million from US$253.4 million for the year ended December 31, 2018, primarily due to our recording a capital increase of US$400.0 million in 2019 compared to a capital increase of US$243.6 million in 2018. In addition, securitized borrowings were US$126.8 million in 2019, representing an increase from US$34.2 million in 2018, as well as proceeds from borrowings and financing were US$160.6 million in 2019 an increase from US$28.4 million in 2018, which was especially relevant in the first half of 2019, during which period there was no significant increase in the volume of deposits, whereas deposits from our customers became a more important source of cash for our activities as from the second half of 2019.

As a result of the foregoing, cash and cash equivalents as of December 31, 2019 were US$1,246.6 million, an increase of US$867.4 million, from US$379.2 million as of December 31, 2018.

Indebtedness

As of September 30, 2021, our indebtedness was composed of US$12.5 million in instruments eligible as capital, US$134.4 million in borrowings and financing, US$26.8 million in securitized borrowing and US$8.8 million in lease liabilities. The following is a description of our material indebtedness as of the date of this prospectus:

Instruments eligible as capital

In June 2019, our subsidiary Nu Financeira issued a subordinated financial letter in the amount equivalent to US$18.8 million, which qualified as Tier 2 capital upon approval of the Central Bank of Brazil in September 2019. The subordinated financial letter bears a fixed interest rate per annum of 12.8%, is callable at the option of the issuer in June 2024, and the principal amount thereunder is payable upon maturity in June 2029. For more information, see note 16 of our audited financial statements and note 17 to our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus.

Borrowings and financing

Borrowings and financing are composed of borrowings denominated in reais issued by our subsidiaries in Brazil, generally indexed to the Brazilian CDI rate; and in Mexican Pesos by our Mexican subsidiary, Nu BN Servicios México, S.A. de C.V., or “Nu Servicios,” generally indexed to the Mexican Interbanking Equilibrium Interest Rate, or the “Mexican TIIE.” For more information, see note 19 of our audited financial statements and note 20 to our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus.

On July 7, 2020, our Mexican subsidiary Nu Servicios entered into a term loan credit facility with Bank of America Mexico, S.A., Institución de Banca Múltiple, with interest accruing at a rate per annum equal to the Mexican TIIE + 1.40% and maturing on July 7, 2023. This term loan credit facility is guaranteed by us and our subsidiary Nu Pagamentos. As of September 30, 2021, US$10.0 million was outstanding under this credit facility.

On November 6, 2020, our Mexican subsidiary Nu Servicios entered into a term loan credit facility with J.P. Morgan México SA, Institución de Banca Múltiple, J.P. Morgan Grupo Financiero, with interest accruing at a rate per annum equal to the Mexican TIIE + 1.45% and maturing on November 4, 2022. This term loan credit facility is guaranteed by us and our subsidiary Nu Pagamentos. As of September 30, 2021, US$10.0 million was outstanding under this credit facility.

On January 25, 2021, our Mexican subsidiary Nu Servicios entered into a term loan credit facility with Goldman Sachs International Bank, with interest accruing at a rate per annum equal to the Mexican TIIE + 1.18% and maturing on January 25, 2024. This term loan credit facility is guaranteed by us and our subsidiary Nu Pagamentos. As of September 30, 2021, US$25.0 million was outstanding under this credit facility.

On June 8, 2021, our Mexican subsidiary Nu Servicios entered into a term loan credit facility with Bank of America México, S.A., Institución de Banca Múltiple, with interest accruing at a rate per annum equal to the Mexican TIIE + 1.40% and maturing on July 7, 2023. This term loan credit facility is guaranteed by us and our subsidiary Nu Pagamentos. As of September 30, 2021, US$20.0 million was outstanding under this credit facility.

On July 23, 2021, our Mexican subsidiary Nu Servicios entered into a term loan credit facility with J.P. Morgan México SA, Institución de Banca Múltiple, J.P. Morgan Grupo Financiero, with interest accruing at a rate per annum equal to the Mexican TIIE + 1.00% and maturing on July 19, 2024. This term loan credit facility is guaranteed by us and our subsidiary Nu Pagamentos. As of September 30, 2021, US$60.0 million was outstanding under this credit facility.

Some of the coordinators of our initial public offering are currently negotiating with us for the provision a syndicated loan in the order of approximately US$650 million. The terms and conditions remain subject to negotiation and approval.

Securitized borrowings

Securitized borrowings correspond to senior quotas issued by FIDC Nu, which accrue interest at a rate per annum of the CDI Rate +30% for the 1st series, CDI Rate +4% for the 2nd series and CDI Rate + 1.1% for the 3rd series. We fully settled the notes of the 1st series in December 2020. The principal amount under the senior quotas is payable upon maturity in December 2021 for the 2nd series and in February 2022 for the 3rd series. Our subsidiary Nu

Pagamentos is the holder of the subordinated quotas under the senior notes. The underlying assets of the FIDC correspond to credit card receivables and we expect the volume of securitized borrowings based on receivables from the Brazilian operations to decrease over the next couple years.

Lease liabilities

Lease liabilities correspond to lease agreements for certain items in our operations, primarily in connection with leasing office space under agreements that are generally indexed to reais or Mexican Pesos, as applicable.

Senior preferred shares

On June 18, 2020, we issued senior preferred shares in the amount of US$300.0 million. Our senior preferred shares are considered a financial instrument with convertible features deemed embedded derivatives. As of March 31, 2021, US$342.4 million was recorded as principal of the host debt instrument at amortized cost and US$58.4 million was recorded as a derivative. On May 20, 2021, each senior preferred share was converted into one Series F-1 preferred share, with the total issuance of 16,795,799 shares at the request of the holders. The conversion consisted of a reclassification of the amount recognized as a derivative and recognized as liability into share capital and share premium reserve in the total amount of US$0.4 million. At the date of conversion, the total fair value of the senior preferred shares, which consisted of the fair value of derivative and of the liability, were determined to be equivalent to their values as of March 31, 2021. As a result, there was no effect on the consolidated statement of profit or loss as a result of the conversion. For more information, see note 22 to our audited consolidated financial statements and note 23 to our unaudited condensed consolidated interim financial statements.

Capital Expenditures

In the nine months ended September 30, 2021 and in the years ended December 31, 2020, 2019 and 2018, we made capital expenditures (defined as cash payments to acquire property, plant and equipment or intangible assets) of US$15.1 million, US$8.0 million, US$4.7 million and US$6.4 million, respectively.

These capital expenditures mainly included expenditures related to the upgrade and development of our IT systems, software and infrastructure, facilities, machinery and equipment, furniture and fittings and leasehold improvements.

We expect to increase our capital expenditures to support the growth in our business and operations in the countries in which we operate, including Brazil, Mexico and Colombia. We expect to meet our capital expenditure needs for the foreseeable future from our operating cash flow, our existing cash and cash equivalents, and with the net proceeds of this offering. Our future capital requirements will depend on several factors, including our growth rate, the expansion of our research and development efforts, employee headcount, marketing and sales activities, the introduction of new features to our existing products and the continued market acceptance of our products.

Tabular Disclosure of Contractual Obligations

The following is a summary of our contractual obligations as of September 30, 2021:

	Payments Due By Period as of September 30, 2021

	Less than 1 year	Over 1 year	Total

	(in US$ millions)

Instruments eligible as capital	—	45.8	45.8

DEPOSITS[1]

Banking deposit receipt (Recibo de Depósito Bancário – RDB)	6,446.5	44.3	6,490.8

Banking deposit receipt (Recibo de Depósito Bancário Vinculado – RDB-V)	57.0	—	57.0

Time deposits	20.7	—	20.7

Borrowings and financing	18.0	133.6	151.6

Securitized borrowings	27.1	—	27.1

Total	6,569.3	223.7	6,793.0

1.

Gross nominal outflows for deposits were calculated considering the exchange rate of R$5.439 to US$1.00, the commercial purchase rate for U.S. dollars as of September 30, 2021 as reported by Bloomberg and the projected Brazilian CDI Rate as reported on the B3’s website, for the deposits.

The following is a summary of our contractual obligations as of December 31, 2020:

	Payments Due By Period as of December 31, 2020

	Less than 1 year	Over 1 year	Total

	(in US$ millions)

Instruments eligible as capital	—	15.5	15.5

DEPOSITS[1]

Banking deposit receipt (Recibo de Depósito Bancário – RDB)	4,415.9	29.8	4,445.7

Banking deposit receipt (Recibo de Depósito Bancário Vinculado – RDB-V)	90.4	—	90.4

Time deposits	—	19.5	19.5

Borrowings and financing	67.6	29.9	97.5

Securitized borrowings	69.0	10.7	79.7

Senior preferred shares[2]	—	910.4	910.4

Total	4,642.9	1,015.8	5,658.7

1.

Gross nominal outflows for deposits were calculated considering the exchange rate of R$5.1985 to US$1.00, the commercial purchase rate for U.S. dollars as of December 31, 2020 as reported by Bloomberg and the projected Brazilian CDI Rate as reported on the B3’s website, for the deposits.

2.	For senior preferred shares, the calculation considers the payments in December 2026 when it is either converted into equity as per holder request or becomes an instrument similar to a perpetual bond.

Off-Balance Sheet Arrangements

As of September 30, 2021 and as of December 31, 2020, 2019 and 2018, we did not have any off-balance sheet arrangements.

Critical Accounting Estimates and Judgments

The preparation of financial statements requires judgments, estimates, and assumptions from management that affect the application of accounting policies, and reported amounts of assets, liabilities, revenue, and expenses. Actual results may diverge from these estimates, and estimates and assumptions are reviewed continuously. Revisions to the estimates are recognized prospectively.

Credit Losses on Financial Instruments

We recognize an ECL allowance on credit cards and loans receivables that represents our best estimate of allowance as of each reporting date. As our related provisions are forward looking – i.e. based on expected losses on credit limits when such limits are granted – we typically incur expenses relating to such provisions before revenue is generated with respect to such newly-granted limits.

We perform an analysis of the credit card and loan amounts to determine if impairment has occurred and to assess the adequacy of the allowance based on historical and current trends as well as other factors affecting credit losses.

Key Areas of Judgment

The critical judgments made by management in applying the ECL impairment methodology are: (i) definition of default; (ii) forward-looking information used to the projection of macroeconomic scenarios; (iii) probability weights of future scenarios; (iv) post-model adjustments; (v) definition of significant increase in credit risk and lifetime; and (vi) look-back period, used for parameters estimation: probability of default, exposure at default and loss given default.

Sensitivity Analysis

On September 30, 2021, the probability weighted ECL allowance totaled US$424.6 million, of which US$314.3 million related to credit card operations and US$110.3 million to loans. The ECL allowance is sensitive to the methodology, assumptions and estimations underlying its calculation. One key assumption is the probability weights of the macroeconomic scenarios. The table below illustrates the ECL that would have arisen if management had applied a 100% weighting to each macroeconomic scenario. All scenarios presented contain the post-model adjustments of US$10.2 million detailed in “—Post-Model Adjustments.”

	Upside	Base Case	Downside

	(in US$ millions)

Credit card and lending ECL	417.5	424.6	430.7

The table below discloses the forecast used in each scenario for the Brazilian ECL allowance:

	Upside	Base Case	Downside

Brazilian GDP growth for 2021	6.1%	5.4%	4.7%

Post-Model Adjustments

Throughout 2020, the Brazilian government’s responses to the COVID-19 pandemic, including its emergency aid program, changed the behavior of our portfolio, reducing delinquency and improving other risk indicators. We believed this to be a temporary effect, and concluded that it was necessary to add a post-model adjustment on ECL methodology, as disclosed in our annual consolidated financial statements for the year ended December 31, 2020.

In Brazil, during the first quarter of 2021, the COVID-19 pandemic stabilized, along with the introduction of new restrictions and the expansion of the vaccination program to more segments of the population. In parallel, in April 2021 the Brazilian government resumed its COVID-19 emergency aid program, but with less aid per person and stricter eligibility criteria. Until it was resumed, the COVID-19 emergency aid program had not been operating since January 2021.

	Modeled ECL	Post-Model Adjustments	Total ECL

	(in US$ millions)

Credit cards	305.3	9.0	314.3

Personal loans	109.2	1.2	110.3

Total	414.5	10.2	424.6

As of September 30, 2021, post-model adjustments amounted US$10.2 million, explained by the effect of the expected end of the payment of the “Emergency Aid” to the dependent population, resulting in a risk deterioration beyond the levels observed pre-crisis.

Share-Based Payments

We measure the costs of transactions with employees eligible for share-based remuneration based on the fair value of the ordinary share on the grant date. Estimating the fair value of share-based payment transactions requires determining the most appropriate valuation model to the ordinary share, options and other awards issued linked to the ordinary shares, which depends on the terms and conditions of each grant. The valuation model of the ordinary shares using one or a combination of a discounted cash flow model (CFM) and a reverse option pricing model (OPM) based substantially on the previous preferred share price transactions. This estimate also requires determining the most appropriate inputs for the SOPs, RSUs and Awards’ valuation models to determine the fair value of the ordinary shares, including the expected term, volatility and dividend yield for the Black-Scholes model applied to the SOPs, achievement of the market conditions to the Awards and discount rates. For more information regarding how we measure the costs of the Contingent Share Awards, see “Executive Compensation—Contingent Share Awards.”

Key Areas of Judgment

The fair values of the SOPs, RSUs and Awards take into account, among other things, contract terms and observable market data, which includes a number of factors and judgments from management, as disclosed in note 9 of our audited consolidated financial statements. In exercising this judgment, a variety of tools are used including proxy observable data, historical data, and extrapolation techniques. Extrapolation techniques consider behavioral characteristics of equity markets that have been observed over time, and for which there is a strong case to support an expectation of a continuing trend in the future. Estimates are calibrated to observable market prices when they become available.

We believe our valuation methods are appropriate and consistent with other market participants. Nevertheless, the use of different valuation methods or assumptions, including imprecision in estimating unobservable market inputs, to determine the fair value of the SOPs, RSUs and Awards could result in different estimates of fair value.

Provision for Lawsuits and Administrative Proceedings

We and our subsidiaries are parties to lawsuits and administrative proceedings. Provisions are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss considers available evidence, the hierarchy of laws, former court decisions, and their legal significance, as well as internal and external legal counsel’s opinion, as applicable.

The provision mainly represents our best estimate of our future liability in respect of civil and labor complaints. Significant judgment by management is required in determining appropriate assumptions, which include the level of complaints expected to be received, of those, the number that will be upheld, and redressed (reflecting legal and regulatory responsibilities, including the determination of liability and the effect of the time bar). The complexity of such matters often requires the input of specialist professional advice in making assessments to produce estimates.

The amount that is recognized as a provision can also be susceptible to the assumptions made in calculating it. This gives rise to a broad range of potential outcomes that require judgment in determining an appropriate provision level. We believe our valuation methods for contingent liabilities are appropriate and consistently applied through the periods.

Fair Value of Financial Instruments

The fair value of financial instruments, including derivatives that are not traded in active markets and convertible embedded derivatives in the senior preferred shares, is calculated by us using valuation techniques based on assumptions that consider market information and conditions.

The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted prices in active markets or observable market parameters. When quoted prices and observable data in active markets are not fully available, management judgment is necessary to estimate fair value.

Changes in market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value. Management’s significant judgment may be required to determine whether certain financial instruments measured at fair value are classified as Level 2 or Level 3. For this determination, we consider all available information that market participants use to measure the fair value of the financial instrument, including observable market data, indications of market liquidity and orderliness, and the understanding of the valuation techniques and significant inputs used.

Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments’ fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is classified as Level 3. The process for determining fair value using unobservable inputs is generally more subjective and involves a high degree of management judgment and assumptions.

More information about the significant unobservable inputs and other information are disclosed in note 24 to our audited consolidated financial statements included herein.

Recent Accounting Pronouncements

Certain IFRS standards and interpretations that have been issued but are not yet in effect could impact the presentation of our financial position or performance once they become effective in the future. For further information, see note 2 to our audited consolidated financial statements and note 3 to our unaudited condensed consolidated interim financial statements.

New standards, interpretations and amendments adopted in 2019

IFRIC 23—Uncertainty over income tax treatments

The interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12—Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The interpretation specifically addresses the following: (i) whether an entity considers uncertain tax treatments separately; (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities; (iii) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and (iv) how an entity considers changes in facts and circumstances.

We determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and follow the approach that better predicts the resolution of the uncertainty. We applied the interpretation and it did not have a significant impact on our consolidated financial statements when applied on January 1, 2019.

JOBS Act

We are an emerging growth company under the JOBS Act. The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to different risks arising from our activities. Our risk monitoring adapts as new risks and threats emerge. Our main market risk factors are interest rate risk and exchange rate risk of our activities in Brazil, where our main operations are located.

We define market risk as the risk of losses arising from movements in market prices, including the risks related to interest rates, equities, foreign exchange rates and commodities. Interest Rate Risk in the Banking Book, or IRRBB, refers to the current or prospective risk to our capital and earnings arising from adverse movements in interest rates that can affect our banking book positions.

We have a market risk and IRRBB control and management structure, independent from the business units, which is responsible for the processes and tools to measure, monitor, control and report the market risk and IRRBB, which continuously verifies adherence with approved policies and limits.

Management of market risk and IRRBB is based on metrics that are reported to our Assets and Liabilities Management, or “ALM,” technical forum and to our risk committee. Our management team is authorized to use financial instruments as outlined in our internal policies to hedge market risk and IRRBB exposures.

Interest Rate Risk

Interest rate risk arises from our daily activities: credit card, personal loans, cash management and sources of funding. This risk is mitigated with our use of derivative instruments (interest rate risk swaps and futures). There is no material interest rate risk in currencies other than Brazilian reais.

The tables below show the sensitivities in the fair values of the financial instruments (assets, liabilities and derivatives), in two different scenarios: a standardized one, with a 1 bp (0.01% p.y.) shock, another with a 465 bps (4.65% p.y.) shock in the Brazilian risk-free interest curve and 304 bps (3.04% p.y.) shock in the IPCA cupon curve. These shocks were calculated using the 90% percentile of the distribution of annual returns of the 1 year tenor of the curves, considering a 5-year window. Such shocks are applied throughout the interest rate term structure (parallel shocks in all vertices of the interest curve).

Financial instruments have their fair values calculated under current conditions and also in each one of the two scenarios described. The sensitivity value is the difference between the fair value in each scenario and the fair value under normal market conditions. Positive values represent gains and negative values represent losses at fair values. For credit cards, fair value is calculated considering assets (receivables) and liabilities (payables), discounting expected cash flows (contractual cash flows minus expected defaults) to present values by applicable interest rates.

The sensitivity analyses as of September 30, 2021 are set forth below:

Sensitivities to 1 bp (0.01%) Shocks - Brazilian risk-free interest curve

Tenor	Credit Card	Lending	Sov. Bonds	Derivatives	Debt Instruments	Instruments eligible to capital	Corporate bonds	Total

	(in US$ thousands)

0 to 6 Months	—	(11)	(2)	13	—	—	—	0

7 Months to 12 Months	(1)	(15)	(22)	37	—	—	—	(1)

1 year to 2 years	—	(13)	(52)	69	—	—	—	4

2 years to 3 years	—	—	(258)	254	—	4	—	0

3 years to 4 years	—	—	—	—	—	—	—	0

4 years to 5 years	—	—	—	—	—	—	—	0

More than 5 Years	—	—	—	—	—	—	—	0

Total	(1)	(39)	(334)	373	—	4	—	3

Sensitivities to 465 bps (4.65%) shocks - Brazilian risk-free interest curve

Tenor	Credit Card	Lending	Sov. Bonds	Derivatives	Debt Instruments	Instruments eligible to capital	Corporate bonds	Total

	(in US$ thousands)

0 to 6 Months	(144)	(4,702)	(823)	5,964	108	—	7	411

7 Months to 12 Months	(211)	(6,776)	(9,838)	16,567	45	—	15	(198)

1 year to 2 years	(25)	(5,739)	(23,198)	30,123	—	—	18	1,179

2 years to 3 years	(1)	(111)	(112,036)	110,575	—	1,786	(3)	211

3 years to 4 years	—	(15)	—	—	—	—	(10)	(25)

4 years to 5 years	—	(1)	—	19	—	—	(18)	1

More than 5 Years	—	—	(53)	(198)	—	—	(13)	(264)

Total	(381)	(17,343)	(145,948)	163,051	154	1,786	(4)	1,314

Sensitivities to 1 bp (0.01%) Shocks - IPCA coupon curve

Tenor	Credit Card	Lending	Sov. Bonds	Derivatives	Debt Instruments	Instruments eligible to capital	Corporate bonds	Total

(in US$ thousands)

0 to 6 Months	—	—	—	—	—	—	—	—

7 Months to 12 Months	—	—	—	—	—	—	—	—

1 year to 2 years	—	—	—	—	—	—	—	—

2 years to 3 years	—	—	—	—	—	—	—	—

3 years to 4 years	—	—	—	—	—	—	—	—

4 years to 5 years	—	—	—	—	—	—	—	—

More than 5 Years	—	—	—	—	—	—	(1)	(1)

Total	—	—	—	—	—	—	(1)	(1)

Sensitivities to 304 bp (3.04%) Shocks - IPCA coupon curve

Tenor	Credit Card	Lending	Sov. Bonds	Derivatives	Debt Instruments	Instruments eligible to capital	Corporate bonds	Total

	(in US$ thousands)

0 to 6 Months	—	—	—	—	—	—	—	—

7 Months to 12 Months	—	—	—	—	—	—	(1)	(1)

1 year to 2 years	—	—	—	—	—	—	(4)	(4)

2 years to 3 years	—	—	—	—	—	—	(6)	(6)

3 years to 4 years	—	—	—	—	—	—	(15)	(15)

4 years to 5 years	—	—	—	—	—	—	(17)	(17)

More than 5 Years	—	—	—	—	—	—	(226)	(226)

Total	—	—	—	—	—	—	(268)	(268)

Foreign Exchange Rate Risk

Our functional currency is the U.S. dollar. The functional currency of our subsidiaries is generally the currency of the country in which they are located.

We decided not to hedge our foreign exchange exposure originated by our investments in Brazil, Colombia and Mexico. As a result, our financial statements may present significant gains or losses due to translation of the financial statements of the subsidiaries due to the relevance of these operations compared to the operation of our own.

The table below shows possible impacts on the value of these investments. It considers a shock of 33.6% in the U.S. dollar/Brazilian reais exchange rate. This shock was calculated using the 90th percentile of the distribution of annual returns, considering a 5-year window. For other exchange rates, a 10% standardized shock was used. The 10% shock was used as a standardized shock.

		Net Equity

Subsidiary	Country	As of September 30, 2021	Shock	Change

		(in US$ thousands)	(in percentage)	(in US$ thousands)

Nu Servicios	Mexico	12,162	10.0	1,216

Nu BN México, S.A. de C.V.[1]	Mexico	(41)	10.0	(4)

Nu Tecnologia	Mexico	(593)	10.0	(59)

Akala	Mexico	4,349	10.0	435

Nu Finaztechnologie	Germany	129	10.0	13

Nu Colombia	Colombia	(348)	10.0	(35)

Nu Argentina	Argentina	298	10.0	30

Nu Tecnologia	Uruguay	(10)	10.0	(1)

FIP – Brazil	Brazil	772,847	33.6	259,677

Total		788,793		261,272

1.	Formerly Nu BN México, S.A. de C.V., SOFOM. Name change effective August 26, 2021.

The major foreign exchange exposure is originated by our investments in the Brazilian subsidiaries, presented above as FIP – Brazil. Our Brazilian subsidiaries have operating costs in Brazilian reais, U.S. dollars and in Euros. The costs incurred in reais are not hedged by the subsidiaries nor by Nu Holdings. However, certain costs in other currencies, e.g. U.S. dollars and Euros, or intercompany loans in U.S. dollars are hedged by our Brazilian subsidiaries with futures contracts, traded on the B3 exchange, at the beginning of each fiscal year, based on the then-existing projections of these costs, or when there is new exposure. Hedge transactions are unwound as costs and loans are paid, and recalibrated when our internal cost projections change. As a result, the financial statements of the subsidiaries have minor exposures to foreign exchange rates compared to their functional currencies after taking effect of the hedge transactions.

Credit Risk

We define credit risk mainly, as:

•	Counterparty risk: the possibility of failure to meet contractual obligations related to the settlement of transactions with financial assets, which also includes derivative financial instruments;

•	The possibility of losses associated with the failure of a signatory to loan operations to meet the financial obligations under the contractually agreed terms;

•	The possibility of depreciation or reduction in financial instruments expected earnings due to observed credit quality deterioration of a signatory to loan operations; and

•

The possibility of incurring any recovery cost related to the credit quality deterioration of a loan signatory or counterparty, such as disbursement to honor warranties, co-obligations and credit commitments or any forbearance cost of a financial instrument.

Our credit management structure is independent from the business units and provides processes and tools to measure, monitor, control and report the credit risk from all products, continuously verifying their adherence to the approved policies and risk appetite structure. Our credit risk management also assesses and monitors the impacts of potential changes in the economic environment in our credit portfolio to ensure that it is resilient to economic downturns.

We believe that our credit decision-making complies with our governance standards, as decisions are taken and approved according to their size and credit risk profile. Credit decisions approvals take place in committees, technical forums, and the designated decision forums, with the involvement of the first and second lines of defense. For the decision-making process, information arising from historical performance is presented and discussed using predictive models that analyze and score existing and potential customers based on their profitability and credit risk profile.

We use customers’ internal information, statistical models, external data, and other quantitative analyses to determine the risk profile of each customer in the portfolio. The information collected is used to manage the portfolio credit risk and to measure expected credit losses with periodical assessment of changes in the provision amounts. For more information on our methodology to measure credit allowances, see note 4 to our audited consolidated financial statements.

Regarding past due customers, their payment behavior is continuously tracked and monitored in order to improve policies and approaches to collect debt. Our collection strategies and policies depend on customer profiles and model scores and they aim to maximize the recovery amounts.

We also have limits for exposure to counterparty credit risk in cash or cash equivalents assets, aligned with our risk appetite statement. These limits are based on ratings from external rating agencies. Only part of the cash can be invested in assets with credit risk exposures. Exposures to issuers rated worse than AA+ on a local scale are not allowed.

Liquidity Risk

We define liquidity risk as the possibility that we will not be able to meet our current and future financial obligations when they fall due. There is a liquidity risk management and control structure in place, independent from the business units, which is responsible for the processes, assessments, monitoring, controlling, and reporting of liquidity risk, continuously verifying the adherence with the approved policies and limits structure.

Liquidity risk is monitored to ensure that we have sufficient high-quality liquid assets to withstand severe stress scenarios and also an adequate funding profile in terms of tenor, type, and counterparties.

The Contingency Funding Plan describes possible management actions that should be taken in the case of a deterioration of the liquidity indicators.

Operational Risk

We define operational risk as the possibility of losses resulting from external events or failure, weakness or inadequacy of internal processes, people, or systems. It includes legal risk associated with the lack or deficiency in contracts, our failure to comply with applicable legal provisions and indemnities for damages to third parties arising from our activities.

We have an operational risk and internal controls structure, which is responsible for the identification and assessment of operational risks, as well as the evaluation of the design and effectiveness of our internal controls structure. This structure is also responsible for the preparation and periodic testing of our business continuity plan and for coordinating the risk assessment in new product launches and significant changes in existing processes.

As part of our first line of defense and within our risk management process, each business area has mechanisms for identifying, measuring, evaluating, monitoring, and reporting operational risk events, as well as disseminating the control culture to other collaborators internally. Material risk assessments are presented to our operational risk and internal controls technical forum, as well as to our risk committee. Applicable improvement recommendations are expected to become action plans including deadlines and responsibilities. Our first line of defense teams have the main responsibility for the development and implementation of controls to mitigate operational risks.

Information Technology Risk

We define information technology, or “IT,” risk as the undesirable effects arising from a range of potential threats to our information technology infrastructure, including cybersecurity (occurrence of information security incidents), incidents management (ineffective incidents/problem management process, impact on service levels, costs and customer dissatisfaction), data management (lack of compliance with data privacy laws or gaps in data management governance or data leakage issues), among others.

As we operate in a challenging cyber threat environment, we continuously invest in controls and technologies to defend against these threats. IT risks, including cybersecurity risks, are one of our priorities. Thus, we have a dedicated IT risk structure, which is part of the second line of defense. This team is independent from IT-related areas, including engineering, IT Operations, and information security.

Our IT risk team is responsible for identifying, assessing, measuring, monitoring, controlling, and reporting IT risks based on risk appetite levels approved by our board of directors. We assess our risk exposure to threats and their potential impacts on our business and our customers on an ongoing basis. We strive to improve our IT and cybersecurity features and controls, as well as, ensuring that our employees and third-party contributors remain aware of prevention measures and also know how to report incidents, given that people are a key component of our security strategy.

The results of our IT risk and controls assessments are regularly discussed at our IT risk technical forum, as well as presented to our risk committee. Applicable improvement recommendations are expected to become action plans including deadlines and responsibilities.

Capital Management

The purpose of capital management is to estimate and monitor our capital requirements based on our growth projections, risk exposure and tolerance levels, market movements and other relevant information, considering both regulatory requirements and our capital risk tolerance levels. Also, our capital management structure is responsible for identifying sources of capital, designing and submitting for approval our capital plans, as well as tracking the regulatory capital ratios across our regulated entities.

At the executive level, our ALM, or “Asset Liability Management,” technical forum is responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring, and recommending capital-related action plans to our risk committee.

Regulatory Capital

Nu Pagamentos and Nu Financeira, our 100%-owned indirect subsidiaries organized in Brazil, are regulated and authorized to operate by the Central Bank of Brazil.

Nu Pagamentos

As a regulated payment institution, Nu Pagamentos is required to comply with the capital requirements set forth in Central Bank Circular No. 3,681/13. The minimum capital required from payment institutions is equivalent to 2.0% of the higher of (i) the average monthly payment volume over the last 12 months and (ii) the balance of electronic currencies. As of September 30, 2021, the adjusted shareholders’ equity of Nu Pagamentos of US$601 million (R$3.3 billion) was equivalent to 26.9% of the average monthly payment volume from the preceding 12 months (which was higher than the balance of electronic currencies) and significantly higher than the regulatory minimum of 2.0%.

Nu Financeira Financial Conglomerate

As a regulated financial institution, Nu Financeira, together with its consolidated subsidiaries, or collectively the “Nu Financeira Financial Conglomerate,” are required to comply with the capital requirements set by CMN Resolution No. 4,193/13, as amended. The minimum capital adequacy ratio required from financial institutions in Brazil (total capital ratio, or “TCR”) is typically equivalent to up to 10.5% of their total risk weighted assets, or “RWAs.” However, as part of its response to the effects of the COVID-19 pandemic, the Central Bank of Brazil temporarily reduced the TCR: as of September 30, 2021, the minimum capital adequacy ratio was 9.625%. However, it is expected to return to 10.5% in the first half of 2022.

Notwithstanding the minimum capital adequacy ratio provided under CMN Resolution No. 4,193/13, upon being granted its financial institution license in 2017, Nu Financeira undertook a commitment to operate with a higher Basel Committee minimum capital adequacy ratio of 14.0% during its first five years of operations (i.e., until 2022). As of September 30, 2021, the capital position of the Nu Financeira Financial Conglomerate was US$460.1 million (R$2.5 billion), equivalent to a TCR of 32.7%, significantly higher than its commitment of 14.0%.

Managerial Capital Ratios

In addition to complying with the minimum capital requirements of the different jurisdictions in which we operate, we also aim at maintaining a significant balance of cash at Nu Holdings, a balance that we may potentially use to capitalize any of our subsidiaries, if and when needed. As such, for managerial purposes, we consider the cash that we have at Nu Holdings as part of our managerial regulatory capital.

The combined minimum capital requirement for Nu Pagamentos and the Nu Financeira Financial Conglomerate was equivalent to approximately US$242.5 million (R$1.3 billion) as of September 30, 2021. Our managerial regulatory capital, including (i) the capital position we had at the level of our regulated entities of approximately US$282.8 million (R$1.5 billion), plus (ii) our cash position at Nu Holdings of US$1.1 billion (R$5.9 billion), amounted to a capital position of approximately US$1.4 billion (R$7.4 billion) as of September 30, 2021. This managerial capital base was equivalent to approximately 6x of our minimum required capital. Finally, we expect the proceeds of this offering will further strengthen our capital base, enabling us to sustain growth while maintaining a conservative capital position.

If both Nu Pagamentos and the Nu Financeira Financial Conglomerate were subject to the capital requirements set by CMN Resolution No. 4,193/13, as amended, our managerial capital adequacy ratio would have been 20.4% as of September 30, 2021 after taking into account the managerial capital base, which includes the capital positions of the regulated entities in Brazil and our cash position at Nu Holdings Ltd. Additionally, our managerial capital adequacy ratio would have been 68.6% as of September 30, 2021 if we were to also give effect to such managerial adjustments and the sale and issuance by us of 285,714,286 Class A ordinary shares in the global offering, including in the form of BDRs, based upon the assumed initial public offering price of US$10.50 per share or R$9.82 per BDR (the midpoint of the range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and without considering the sale of or any proceeds from the issuance of Class A ordinary shares underlying BDRs under the Customer Program (NuSócios).

For additional information regarding the capital requirements to which we are subject under Central Bank Circular No. 3,681/13 and CMN Resolution No. 4,193/13, as amended, see “Regulatory Overview—Brazil—Other Rules—Corporate Capital and Limits of Exposure.”

Material Weakness in Internal Controls and Remediation

As mentioned elsewhere in this prospectus, prior to this offering, Nu was a private company with its main operation in Brazil and regulated by the Central Bank of Brazil. This regulated environment requires Nu to maintain a management risk process framework and internal control environment that cover several risks, including disclosure controls and procedures and internal control over financial reporting, in accordance with the standards required under Brazilian law. In mid-2020, though we believed our internal controls processes were considered adequate for our operating environment at that time, our management decided to review our policies and procedures seeking to implement industry best practices for financial, operational and technological processes. We then began the process of reviewing our existing controls and implementing additional ones and determined to implement internal controls processes based on the requirements of the Sarbanes-Oxley Act applicable to public companies. This decision, in addition to improving organizational performance and corporate governance through enhanced internal controls while we were still a private company, was also taken to demonstrate our commitment to protecting future stakeholders in anticipation of the possibility of becoming a public company.

Since mid-2020, we have hired experienced personnel in several teams, most notably in internal controls and finance, and engaged external consultants that have assisted us in reviewing our internal control over financial reporting framework. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting under the Sarbanes-Oxley Act, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, as part of our management’s review noted above and in connection with the audit of our consolidated financial statements for the year ended December 31, 2020, we identified certain material weaknesses in our internal control over financial reporting. As of the date of this prospectus, we have determined action plans to remediate and expect them to be implemented during 2021, with respect to the material weaknesses, which we expect to include the hiring of additional experienced key personnel in our financial reporting function, implementing new processes and procedures, improving our internal controls to provide additional levels of review, enhancing our documentation practices, implementing new software solutions and increasing our personnel training. We cannot guarantee that the measures we have taken to date and actions we may take in the future will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. For additional information, see “Risk Factors—Certain Risks Relating to our Business—We have identified material weaknesses in our internal control over financial reporting for the year ended December 31, 2020 and, if we fail to remediate such deficiencies (or identify and remediate other material weaknesses) and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

Regulatory Overview

Brazil

Our Regulatory Position

Four of our subsidiaries in Brazil, Nu Pagamentos S.A. – Instituição de Pagamento, or “Nu Pagamentos,” Nu Financeira S.A. – Sociedade de Crédito, Financiamento e Investimento, or “Nu Financeira,” Nu Distribuidora de Títulos e Valores Mobiliários Ltda., or “Nu DTVM,” and Nu Invest Corretora de Valores S.A., or “NuInvest,” perform activities that are subject to regulation in Brazil enacted by the Central Bank of Brazil, by CMN and/or by CVM, as applicable and have obtained licenses from the Central Bank of Brazil to operate, as follows:

•

Nu Pagamentos is authorized by the Central Bank of Brazil to operate as a payment institution in the capacities of (1) issuer of postpaid payment instruments (emissor de instrumento de pagamento pós-pago), (2) issuer of electronic currency (emissor de moeda eletrônica) and (3) payment initiation service provider (iniciador de transação de pagamento);

•

Nu Financeira is authorized by the Central Bank of Brazil to operate as a credit, financing and investment entity (sociedade de crédito, financiamento e investimento), carrying out active, passive and ancillary transactions inherent to credit, financing and investment portfolios;

•

Nu DTVM is authorized by the Central Bank of Brazil to operate as a securities distributor (distribuidora de títulos e valores mobiliários, or “DTVM”), performing the activities provided in CMN Resolution No. 1,120, of April 4, 1986, as amended, or “Resolution No. 1,120/86”; and

•

NuInvest is also authorized by the Central Bank of Brazil to operate as a securities broker (corretora de títulos e valores mobiliários, or “CTVM”), performing the activities provided in CMN Resolution No. 1,655, of October 26, 1989, as amended, or “Resolution No. 1,655/89.”

In addition, three of our subsidiaries, Nu Asset Management Ltda., or “Nu Asset Management,” NuInvest, Easynvest Gestão de Recursos Ltda., or “Easynvest Asset Management” and Vérios Gestão de Recursos S.A., or “Verios Asset Management” are subject to regulation in Brazil enacted by the CVM and are authorized to provide securities portfolio management services.

One of our subsidiaries, Nu Corretora de Seguros Ltda., or “Easynvest Insurance Broker,” performs activities that are subject to regulation enacted by SUSEP. As required by the applicable regulation, it has obtained authorization to operate from SUSEP as an insurance brokerage firm.

None of our Brazilian subsidiaries is licensed to operate as a bank.

Regulatory Environment in Brazil

Our main subsidiaries in Brazil are subject to extensive regulation, such as those applicable to payment institutions (in case of Nu Pagamentos), financial institutions (in the case of Nu Financeira, Nu DTVM and NuInvest), securities and brokers (in the case of Nu DTVM and NuInvest), securities portfolio managers (in the case of Nu Asset Management, Easynvest Asset Management and Verios Asset Management) and insurance brokers (in the case Easynvest Insurance Broker).

We offer various payment, financial and capital markets services; in particular, we conduct activities related to payments, digital accounts, brokerage services, portfolio management and insurance.

Legislation Applicable to the Brazilian Payment System

General

The activities carried out by Nu Pagamentos in Brazil, are subject to Brazilian laws and regulations applicable to payment institutions, particularly Law No. 12,865 of October 9, 2013, or the “Payments Law,” which, in a nutshell, regulates payment institutions and payment schemes that are part of the Brazilian Payment System (the Sistema de Pagamentos Brasileiro, or the “SPB”).

Payment Institutions

A payment institution is defined as the legal entity that participates in one or more payment schemes and is dedicated, exclusively or not, to the execution of remittance of funds, among other activities, as described in Payments Law.

Specifically, based on the Brazilian payment regulations, payment institutions are entities that can be classified into one of the following four categories:

•

Issuers of electronic currency (prepaid payment instruments): these payment institutions manage prepaid payment accounts, enable the execution of payment transactions using electronic currency held in such prepaid payment accounts, and convert the funds held therein into physical or book-entry currency or vice versa.

•	Issuers of post-paid payment instruments (e.g., credit cards): these payment institutions manage payment accounts that enable end-users to make payments on a post-paid basis.

•

Acquirers: these payment institutions do not manage payment accounts, but (i) enable merchants to accept payment instruments issued by a payment institution or by a financial institution that participates in the same payment scheme; and (ii) participate in the settlement process of payment transactions as creditor of the issuer of the payment instrument.

•

Payment initiation service providers (PISP): these payment institutions render initial payment services whereby they do not (1) manage the payment or checking account from which the payment is executed; nor (2) hold the transferred funds during the rendering of their services.

Payment institutions that operate in Brazil must comply with many legal and regulatory requirements set forth by CMN and the Central Bank of Brazil, as applicable, which may vary according to certain features of their specific business models and to thresholds defined by the regulation, such as the volume of payment transactions processed and/or the amount of funds held in prepaid payment accounts during the previous twelve months.

Therefore, certain payment institutions may not be subject to the full legal and regulatory framework applicable to the payment industry in Brazil such as the ones that only participate in limited-purpose payment schemes or provide services in the scope of programs set up by governmental authorities aimed at granting benefits to individuals due to employment relationships.

CMN and Central Bank of Brazil regulations applicable to payment institutions cover a wide variety of matters, including, but not limited to risk management, governance, anti-money laundering and combating the financing of terrorism, cybersecurity, secrecy, ombudsman, internal audit, reporting obligations and governance. In addition, payment institutions must seek approval from the Central Bank of Brazil when appointing managers (including directors, officers and members of certain statutory boards, such as fiscal councils). The regulations applicable to payment institutions also cover “payment accounts” (contas de pagamento), which are the end-user accounts, in registered (i.e., book-entry) form, which are opened with payment institutions that are card issuers of prepaid or post-paid instruments and used for carrying out each payment transaction. Current regulations classify payment accounts into two types:

•	Prepaid payment accounts: where the intended payment transaction is executed when the funds have been deposited into the payment account in advance; and

•	Post-paid payment accounts: where the payment transaction is intended to be performed regardless of funds having been deposited into the payment account in advance.

In order to provide protection from bankruptcy, Payments Law requires payment institutions that issue electronic currency to segregate the funds deposited in prepaid payment accounts from their own assets. In addition, with respect to prepaid electronic currency, the payment institutions must hold all the funds deposited in the prepaid payment account in certain specified instruments: either (1) in a specific account with the Central Bank of Brazil that does not pay interest; or (2) in federal government bonds registered with the SELIC.

Payment Schemes

According to the Payments Law, a payment scheme, for Brazilian regulatory purposes, is the collection of rules and procedures that governs payment services provided to the public, with direct access by its end-users (i.e., payers and receivers). In addition, such payment services must be accepted by more than one receiver in order to qualify as a payment scheme. The regulations applicable to payment schemes depend on certain features, such as the volume of users and the amount of transactions processed therein:

•

Payment schemes that exceed certain thresholds are considered part of SPB and are subject to the legal and regulatory framework applicable to the payment industry in Brazil, including the requirement to obtain a license to operate by the Central Bank of Brazil.

•

Payment schemes that operate below these thresholds are not considered to form part of the SPB and are therefore not subject to the legal and regulatory framework applicable to the payment industry in Brazil, including the requirement to obtain an authorization from the Central Bank of Brazil, although they are required to report certain operational information to the Central Bank of Brazil on an annual basis.

•

Limited-purpose payment schemes are not considered to form part of the SPB and, therefore, are not subject to the legal and regulatory framework applicable to the payment industry in Brazil, including the requirement to obtain authorization from the Central Bank of Brazil. Limited-purpose payment schemes are, for instance, those whose payment orders are: (i) accepted only at the network of merchants that clearly display the same visual identity as that of the issuer, such as franchisees and other merchants licensed to use the issuer’s brand; (ii) intended for payment of specific public utility services, such as public transport and public telecommunications; or (iii) accepted exclusively within a closed-loop payment scheme and for the payment of one type of product or service, of a restricted set of products or services related with a specific activity or market.

•

Certain types of payment schemes have specific exemptions from the requirement to obtain authorization from the Central Bank of Brazil. This applies, for example, to payment schemes set up by governmental authorities, payment schemes set up by certain financial institutions, payment schemes aimed at granting benefits to natural persons due to employment relationships and payment schemes set up by an authorized payment institution.

Payment Scheme Settlor

A payment scheme is set up and operated by a payment scheme settlor, which is the entity responsible for the payment scheme’s authorization and function. Payment scheme settlors, for Brazilian regulatory purposes, are the legal entities responsible for managing the rules, procedures and the use of the brand associated with a payment scheme. Central Bank of Brazil regulations require that payment scheme settlors must be (i) incorporated in Brazil, (ii) have a corporate purpose compatible with its payments activities; and (iii) have the technical, operational, organizational, administrative and financial capacity to meet their obligations. They must also have clear and effective corporate governance mechanisms that are appropriate for the needs of payment institutions and the end users of payment schemes.

Legislation Applicable to Financial Institutions and Portfolio Managers

General Rules

Law No. 4,595, of December 31, 1964, as amended, or the “Banking Law,” laid out the structure of the Brazilian National Financial System, made up of the CMN, the Central Bank of Brazil, Banco do Brasil S.A., BNDES and other public or private financial institutions.

Law No. 4,728 of July 14, 1965, as amended, or “Law No. 4,728/65,” regulates Brazilian capital markets through setting standards and various other mechanisms. Further, pursuant to Law No. 6,385 of December 7, 1976, as amended, or “Law No. 6,385/76,” the distribution and issuance of securities in the market, trading of securities and settlement and/or clearance of securities transactions all require prior authorization by the CVM.

The financial and capital markets regulatory frameworks in Brazil are further supplemented by the regulation enacted by CMN, CVM and/or the Central Bank of Brazil, as applicable, as well as to self-regulation policies, such as those enacted by various associations, over-the-counter organized markets and securities exchanges, that govern their members and participants, (for example, B3, the Brazilian Association of Financial and Capital Markets Entities, or “ANBIMA,” and the Brazilian Association of Investment Analysts, or “APIMEC”).

The incorporation and operation of financial institutions and other regulated entities that intend to operate in the Brazilian financial and/or capital markets are subject to prior licensing, regulation and oversight from the Central Bank of Brazil. Other corporate events may also require prior authorization from such authorities, for example capital increases, appointment of officers, changes in corporate control, among others, as the case may be. Financial institutions in Brazil can operate under various forms—such as commercial banks, investment banks, credit, financing and investment companies, cooperative banks, leasing companies, securities brokerage companies, securities distributor companies, real estate credit companies, mortgage companies, among others—all of which are regulated by different rules issued by the CMN, the Central Bank of Brazil, and, if such financial institutions participate in capital markets activities, the CVM. In addition, like financial institutions, stock exchanges are also subject to CMN, the Central Bank of Brazil, and the CVM approval and regulation as well in accordance with Law No. 4,728/65.

Pursuant to Banking Law, CMN Resolution No. 4,122 of August 2, 2012, as amended, or “CMN Resolution No. 4,122,” financial institutions must seek approval from the Central Bank of Brazil, and, in certain cases, the CVM when appointing managers (including directors, officers and members of certain statutory boards, such as fiscal councils). Moreover, according to Law No. 4,728/65, for securities brokerage firms, managers are subject to further restrictions and are prohibited from working for or fulfilling any administrative, advisory, tax or decision-making positions at entities listed on the Brazilian stock exchange. In addition, managers of securities brokerage firms are prohibited from filling managerial functions in other brokerage firms authorized to carry out foreign exchange transactions pursuant to CMN Resolution No. 1,770, of November 28, 1990.

In addition, according to the Banking Law, Brazilian financial institutions have limits to grant loans or cash advances to their managers (officers, directors, and members of advisory boards, as well as their relatives). Such restrictions are set forth in CMN Resolution No. 4,693 of October 29, 2018.

Credit, Financing and Investment Institutions (Consumer Credit Companies)

Credit, financing and investment institutions (sociedades de crédito, financiamento e investimento), such as Nu Financeira (“financeiras” or “SCFI”), are financial institutions part of the national financial system and are subject to regulation by and the oversight of the CMN and the Central Bank of Brazil. They were established by the Ordinance of Ministry of Finance No. 309, on November 30, 1959 and are private financial institutions whose basic objective is to carry out financing for the acquisition of goods and services, as well as for working capital. Consumer credit companies must be organized as a corporation (sociedade por ações) and its corporate name must include the expression “Crédito, Financiamento e Investimento” (credit, financing and investment).

An SCFI is not allowed to offer deposit accounts. However, such institutions can raise funds through the acceptance and placement of time deposits with special guarantee from the Credit Guarantee Fund (FGC), known as DPGE (Depósito a Prazo com Garantia Especial do FGC), interbank deposits, bills of exchange, agribusiness bill of credit, known as LCA (Letra de Crédito do Agronegócio), financial bill of exchange, known as LF (Letra Financeira), guaranteed real estate bill, known as LIG (Letra Imobiliária Garantida) and repurchase transaction. More recently, with the enactment of CMN Resolution No. 4,812, of April 30, 2020, the Central Bank of Brazil determined that SCFIs may also raise funds through bank deposit receipts, known as RDB (Recibo de Depósito Bancário) and allowed them to also raise funds through bank deposit certificates, known as CDB (Certificado de Depósito Bancário). Both RDB and CDB are fixed income securities – the main difference between the two securities lies in the fact that the CDB can be traded before maturity, while the RDB is nontransferable and not allowed to be traded.

Many credit, financing and investment institutions operate as the financial branch of non-banking economic groups. In our case, Nu Financeira provides financing to our credit card, personal loan to our customers and issues instruments such as RDB, in order to provide funding to our operation.

Securities Brokerage Firms

Securities trading in stock exchange markets shall be carried out exclusively by DTVMs, CTVMs (such as Nu DTVM and NuInvest) and certain other authorized institutions. Securities distributors (distribuidoras de títulos e valores mobiliários) are regulated by Resolution No. 1,120/86 and securities brokers (corretoras de títulos e valores mobiliários) are regulated by Resolution No. 1,655/89. With Central Bank of Brazil and CVM’s joint decision No. 17, of March 2, 2009, which authorized distributors to operate directly in the environments and trading systems of organized stock exchange markets, the main difference between securities brokers and securities distributors was extinguished, and such institutions are today allowed to perform practically the same operations.

In this regard, both Resolution No. 1,120/86 and Resolution No. 1,655/89 allow brokerage firms to participate, among others, in the following activities: (1) trading in stock exchanges; (2) managing investment portfolios; and (3) providing custody services. More recently, on November 27, 2020, the CMN issued Resolution No. 4,871, which amended Resolution No. 1,120/86 and Resolution No. 1655/89 in order to allow DTVMs and CTVMs to issue electronic currency and, consequently, offer pre-paid payment accounts to their customers. In addition to Resolution No. 1,120/86, Resolution No. 1,655/89 and Resolution No. 4,871, brokerage firms are subject to regulations from the CVM.

Under the rules set forth by the Central Bank of Brazil, brokerage firms (such as Nu DTVM and NuInvest) cannot execute transactions that may result in loans, facilities or cash advances to their customers, including through synthetic transactions (such as an assignment of rights), with the exception of margin transactions and other limited transactions.

Moreover, brokerage firms can neither charge commissions in connection with trades during primary distribution, nor purchase real property, except for their own use or as payment under “bad debts” (in which case, the asset must be sold within a year).

Third-Party Asset Management

Nu Asset Management, Easynvest Asset Management and Verios Asset Management are asset managers licensed to operate by, and subject to the rules and oversight of, the CVM, pursuant to Law No. 6,385/76 and CVM Resolution No. 21 of February 25, 2021, as amended, or “CVM Resolution No. 21.”

CVM Resolution No. 21 defines asset/portfolio management activities as professional activities directly or indirectly related to the operation, maintenance and management of securities portfolios, including the investment of funds in the securities market on behalf of customers.

CVM Resolution No. 21 provides for two categories of asset managers: (1) trustee administrator and/or (2) portfolio manager. Nu Asset Management, Easynvest Asset Management and Verios Asset Management are registered as portfolio managers. In order to be authorized by the CVM to engage in such activity, legal entities that operate as asset managers must (1) have a registered office in Brazil; (2) have securities portfolio management as a corporate purpose and be duly incorporated and registered with the National Register of Legal Entities – CNPJ; (3) have one or more officers duly certified as asset managers as approved by CVM to take on liability for securities portfolio management, pursuant to CVM Resolution No. 21; (4) appoint an officer responsible for the portfolio management activities, a compliance officer and a risk management officer; (5) be controlled by reputable shareholders (direct and indirect), who have not been convicted of certain crimes detailed in article 3, VI of CVM Resolution No. 21; (5) who is not unable or suspended from occupying a position in financial institutions or other entities authorized to operate by the CVM, the Central Bank of Brazil, SUSEP or PREVIC, and have not been banned from asset management activities by judicial or administrative decisions; (6) put in place and maintain personnel and IT resources appropriate for the size and types of investment portfolio it manages; and (7) execute and provide the applicable forms to the CVM so as to prove its capacity to carry out such activities, pursuant to CVM Resolution No. 21.

Under CVM Resolution No. 21, asset management must, among other requirements, conduct their activities in good faith, with transparency, diligence and loyalty with respect to their customers and perform their duties with the aim of achieving their investment objectives. This same regulation requires asset managers to maintain a website, with extensive current information, including, but not limited to (1) an updated annual filing form (formulário de referência); (2) a code of ethics; (3) rules, procedures and a description of internal controls in order to comply with CVM Resolution No. 21; (4) a risk management policy; (5) a policy of purchase and sale of securities by managers, employees and the company; (6) a pricing manual for assets from the securities portfolios managed by such asset manager, even if the manual has been developed by a third party; and (7) a policy of apportionment and division of orders among the securities portfolios.

Moreover, under CVM Resolution No. 21, asset management firms are forbidden from (1) making public assurances of profitability levels based on the historical performance of portfolio and market indexes; (2) modifying the basic features of the services they provide without following the prior appropriate procedures under the asset management agreement and regulations; (3) making promises as to future results of the portfolio; (4) contracting or granting loans on behalf of their customers, subject to certain exceptions set out in regulation; (5) providing a surety, corporate guarantee, acceptance or becoming a joint obligor in any other form, with respect to the managed assets; (6) neglecting, under any circumstances, customers’ rights and intentions; (7) trading the securities from the portfolios they manage with the purpose of obtaining brokerage revenue or rebates for themselves or third parties; or (8) subject to certain exceptions set out in the regulation, acting as a counterparty, directly or indirectly, to customers.

Insurance Brokerage Firms

Insurance brokerage firms, such as Easynvest Insurance Broker must obtain SUSEP registration and authorization for their operations, pursuant to the rules in force and in accordance with Law No. 4,594 of December 29, 1964, as amended, or “Law No. 4,594/64,” and Decree-Law No. 73/66 (as well as regulation issued by the National Private Insurance Council (Conselho Nacional de Seguros Privados, or “CNSP”) and the Brazilian Superintendence of Private Insurance (Superintendência de Seguros Privados, or “SUSEP”). The insurance broker, whether an individual or legal entity, is the intermediary legally authorized to solicit and promote insurance contracts accepted by the current legislation, between the insurance companies and individuals or public or private legal entities. Only duly qualified insurance brokers pursuant to Law No. 4,594/64 and applicable SUSEP and CNSP regulation that have executed an insurance tender shall be paid the brokerage fees related to each insurance line, based on the respective tariffs, including in case of adjustment to the issued premium.

Under the applicable regulation, insurance brokerage firms such as Easynvest Insurance Broker, are obligated to prove technical certification of all their employees and workers who directly participate in the regulation and settlement of insurance claims, customer service, and direct sales of insurance, capitalization and open supplementary pension products. Such certification shall be provided by an institution of recognized technical capacity, duly accredited by SUSEP.

Insured persons and insurance firms can pursue civil action against insurance brokers for losses incurred as a result of intentional malfeasance or negligence caused by brokerage activity. In case of non-compliance with the regulatory rules, in addition to the legal sanctions, insurance brokers and managers are subject to fines, temporary suspension from the exercise of the profession or registration cancellation.

Main Regulatory Authorities in Brazil

National Financial System

The main regulatory authorities in the Brazilian financial system are CMN, the Central Bank of Brazil and CVM. In addition, most Brazilian securities brokers, securities distributors and asset managers are associated with and subject to the self-regulatory rules issued by ANBIMA.

In addition, trading segments managed by B3 are self-regulated and supervised by BSM – Supervisão de Mercados, or “BSM,” a non-profit organization that forms part of the B3 group.

We present below a summary of the main duties and powers of each regulatory agent, ANBIMA and BSM.

CMN

CMN is the main monetary and financial policy authority in Brazil, responsible for creating financial, credit, budgetary and monetary rules.

The current Brazilian banking and financial institutional system was established by Law No. 4,595 of December 31, 1964, as amended, or the “Banking Law.”

According to Banking Law, the CMN’s main responsibilities are to oversee the regular organization, operation and inspection of entities that are subject to the Banking Law, as well as the enforcement of applicable penalties. In addition, Law No. 4,728/65 delegates to the CMN the power to set general rules for underwriting activities for resale, distribution or intermediation in the placement of securities, including rules governing the minimum regulatory capital of the companies that contemplate the underwriting for resale and distribution of instruments in the market and conditions for registration of the companies or individual firms which contemplate intermediation activities in the distribution of instruments in the market. The CMN has the power to regulate credit transactions involving Brazilian financial institutions and Brazilian currency, supervise the foreign exchange and gold reserves of Brazil, establish saving and investment policies in Brazil and regulate the Brazilian capital markets. The CMN also oversees the activities of the Central Bank of Brazil, the CVM and SUSEP. Other CMN responsibilities include:

•	coordinating monetary, credit, budget and public debt policies;

•	establishing policies on foreign exchange and interest rates;

•	seeking to ensure liquidity and solvency of financial institutions;

•	overseeing activities related to the stock exchange markets;

•	regulating the structure and operation of financial institutions;

•	granting authority to the Central Bank of Brazil to issue currency and establish reserve requirement levels; and

•	establishing general guidelines for the banking and financial markets.

Central Bank of Brazil

The activities of financial institutions are subject to limitations and restrictions. The Central Bank of Brazil is responsible for (1) implementing those CMN policies that are related to monetary, credit and foreign exchange control matters; (2) regulating Brazilian financial institutions in the public and private sectors; and (3) monitoring and regulating foreign investments in Brazil. The President of the Central Bank of Brazil is appointed by the President of Brazil (subject to ratification by the Senate) for an indefinite term.

The Banking Law delegated to the Central Bank of Brazil the responsibility of permanently overseeing companies that directly or indirectly interfere in the financial and capital markets, controlling such companies’ operations in the foreign exchange market through operational proceedings and various modalities, and supervising the relative stability of foreign exchange rates and balance of payments. In addition, Law No. 4,728/65 states that the CMN and the Central Bank of Brazil shall exercise their duties related to the financial and capital markets with the purpose of, among other things, facilitating the public’s access to information related to bonds or securities traded in the market and on the companies that issue them, protecting investors against illegal or fraudulent issuances of bonds or securities, preventing fraud and manipulation modalities intended to create artificial conditions of the demand, supply or pricing of bonds or securities distributed in the markets and ensuring the observance of equitable commercial practices by all of those professionals who participate in the intermediation of the distribution or trading of bonds or securities. The Central Bank of Brazil has authority over brokerage firms, financial institutions, companies or individual firms performing underwriting for resale and distribution of bonds or securities, and maintains a record on, and inspects the transactions of, companies or individual firms that carry out intermediation activities in the distribution of bonds or securities, or which conduct, for any purposes, the prospecting of popular savings in the capital market.

Other important responsibilities of the Central Bank of Brazil are as follows:

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controlling and approving the organization, operation, transfer of control and corporate reorganization of financial institutions and other institutions authorized to operate by the Central Bank of Brazil;

•	managing the daily flow of foreign capital and derivatives;

•	establishing administrative rules and regulation for the registration of foreign investments;

•	monitoring remittances of foreign currency;

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controlling the repatriation of funds (in case of a serious deficit in Brazil’s payment balance, the Central Bank of Brazil may limit remittances of profits and prohibit remittances of capital for a limited period);

•	receiving compulsory collections and voluntary deposits in cash from financial institutions;

•	executing rediscount transactions and granting loans to banking financial institutions and other institutions authorized to operate by the Central Bank of Brazil;

•	intervening in the financial institutions or placing them under special administrative regimes, and determining their compulsory liquidation; and

•	acting as depositary of the gold and foreign currency.

CVM

The CVM is a federal authority responsible for implementing the CMN’s policies related to the Brazilian capital market and for regulating, developing, controlling and inspecting the securities market.

The main responsibilities of the CVM are the following:

•	regulating the Brazilian capital markets, in accordance with Brazilian corporation law and securities law;

•	setting rules governing the operation of the securities market;

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defining the types of financial institutions that may carry out activities in the securities market, as well as the kinds of transactions that they may perform and services that they may provide in such market;

•	controlling and supervising the Brazilian securities market through, among others:

•	the approval, suspension and delisting of publicly held companies;

•	the authorization of brokerage firms to operate in the securities market and public offering of securities;

•	the supervision of the activities of publicly held companies, stock exchange markets, commodities and futures markets, financial investment funds and variable income funds;

•	the requirement of full disclosure of relevant events that affect the market, as well as the publication of annual and quarterly reports by publicly held companies;

•	the imposition of penalties; and

•	permanently supervising the activities and services of the securities market, as well as the dissemination of information related to the market and the amounts traded therein, to market participants.

The CVM has jurisdiction to regulate and supervise financial investment funds and derivatives markets, a role previously fulfilled by the Central Bank of Brazil. Pursuant to Law No. 10,198 of February 14, 2001, as amended, and Law No. 10,303 of October 31, 2001, the regulation and supervision of both financial mutual funds and variable income funds and of transactions involving derivatives were transferred to the CVM. In compliance with the Brazilian legislation, the CVM is managed by a President and four officers, all of whom are appointed by the President of the Republic (and approved by the Senate). The persons appointed to the CVM shall have strong reputations and be recognized as experts in the capital markets sector. CVM officers are appointed for a single term of office of five years, and one-fifth of the members shall be renewed on an annual basis.

Brazilian Payments System

Our activities carried out by Nu Pagamentos are subject to Brazilian laws and regulations relating to payment institutions set forth in Payments Law.

Payments Law gave the Central Bank of Brazil, in accordance with the guidelines set out by the CMN, and the CMN, authority to regulate entities involved in the payments industry. Such authority covers matters such as the operation of these entities, authorization to operate, approval of appointed managers (directors and officers), risk management structures, the opening of payment accounts, and the transfer of funds to and from payment accounts. After the enactment of Payments Law, the CMN and the Central Bank of Brazil created a regulatory framework regulating the operation of payment schemes and payment institutions, which are still evolving.

In this regard, the main responsibilities of the Central Bank of Brazil in relation to the Brazilian payment system are the following:

•	regulate the setup, operation and monitoring of payment institutions and payment schemes;

•	authorize the setup of payment schemes;

•	to authorize the setup, operation, transfer of control, merger, spin-off and consolidation of payment institutions;

•	set up the conditions and authorize the appointment of managers in payment institutions (directors and managers);

•	supervise the payment institutions and payments schemes and apply sanctions when due;

•	adopt preventive measures with a view to ensuring the soundness, efficiency and ongoing operation of payment schemes and of payment institutions;

•	adopt measures aimed at greater competition, financial inclusion and transparency in the provision of payment services; and

•	regulate the collection of fees, commissions or other consideration for payment services, including those charged among members of the same payment arrangement.

Pension and Insurance

SUSEP and CNSP

In Brazil, the regulation of insurance, co-insurance, retrocession, capitalization, supplementary pension schemes and brokerage is carried out by CNSP and SUSEP.

SUSEP is an independent agency in charge of implementing and conducting the policies established by CNSP and the supervision of the insurance, co-insurance, retrocession, capitalization, supplementary pension schemes and brokerage. SUSEP neither regulates nor supervises (1) the supplementary pension entities that are regulated by the SPC; and (2) the operators of private healthcare assistance plans, which are regulated by ANS. With the enactment of Supplementary Law No. 126 on January 15, 2007, the CNSP and SUSEP are also responsible for the regulation of the Brazilian reinsurance market.

CNSP is made up of one representative of each one of the following bodies: Ministry of Social Security, the Central Bank of Brazil, Ministry of Economy, Ministry of Justice, the CVM and the superintendent of SUSEP – Private Insurance Authority.

The supplementary insurance and pension sectors in Brazil are subject to overlapping regulations. Decree-Law No. 73 of November 21, 1966, as amended, sought to centralize the legislation and inspection activities in the sector by creating the National Private Insurance System – SNSP, composed of (1) CNSP; (2) SUSEP; (3) insurance companies duly authorized to operate in the private insurance market; (4) the reinsurance companies; and duly qualified and/or registered insurance brokers. CNSP is linked to the Ministry of Economy and its main roles include: establishing the guidelines and rules for the private insurance policy in Brazil; regulating the incorporation, organization, operations, and inspection of insurers, reinsurers, supplementary open pension funds, and capitalization companies, as well as establishing capital thresholds for such entities; establishing the general characteristics of insurance and reinsurance contracts; establishing general guidelines for insurance, reinsurance, supplementary open pension funds, and capitalization operations; establishing general accounting and statistical rules, as well as legal, technical, and investment limits for the operations of insurers, reinsurers, supplementary open pension funds, and capitalization companies; and regulating insurance and reinsurance broker activities and profession.

SUSEP’s main roles include: processing application requests of incorporation, organization, operations, and inspecting insurers, reinsurers, supplementary open pension funds, and capitalization companies; issuing instructions and circular letters in connection with the regulation of insurance, reinsurance, supplementary open pension funds, and capitalization operations, in accordance with CNSP guidelines; setting forth the conditions of insurance plans to be used by the insurer market; approving limits for the operations of supervised companies; authorizing the use and release of assets and amounts given in guaranty for technical provisions and discretionary capital; inspecting and implementing the general accounting and statistical rules set forth by CNSP; inspecting the operations of supervised companies; and conducting the liquidation of supervised companies.

Self-Regulatory Entities

ANBIMA

ANBIMA is a private self-regulatory association of investment banks, asset managers, securities brokers and investment advisers, which, among other responsibilities, establishes rules as well as codes of best practices for the Brazilian capital market, including punitive measures in case of non-compliance with its rules.

BSM

BSM conducts market surveillance by monitoring transactions, orders and trades executed in B3 trading environments, supervises market participants, provides compensation for losses up to a certain threshold and, if necessary, initiates punitive administrative proceedings and enforces sanctions against those who infringe the applicable regulations.

Working in close collaboration with CVM and the Central Bank of Brazil, BSM acts to ensure that institutions and their professionals comply with market regulations, by:

•	conducting market surveillance – BSM monitors all orders and trades in B3’s markets in order to identify signs of irregularities;

•	auditing – BSM audits all B3 participants to ensure their compliance with the regulations and to identify possible violations of market rules;

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imposing punitive processes and other enforcement actions – when violations of regulations occur, BSM adopts guidance, persuasion or disciplinary measures such as letters of recommendation, letters of censure or administrative sanctioning proceedings, in accordance with the severity of the violation that has been identified; in addition, BSM can, in connection with administrative sanctioning proceedings, apply penalties to or enter into Terms of Commitment (termo de compromisso) with the accused;

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providing compensation for loss – BSM analyzes and adjudicates complaints presented to the Investor Compensation Mechanism (MRP), which awards damages of up to R$120,000 to investors harmed by a B3 participant’s inappropriate activity; and

•	facilitating market development – BSM develops education initiatives, rule enhancements and institutional relationships with market participants, regulatory bodies and international organizations.

APIMEC

APIMEC is a private self-regulatory association authorized by CVM to perform the certification and self-regulation of securities analysts (both individuals and legal entities), establishing rules, procedures and best practices that must be complied with by them in the performance of their activities.

Other Rules

Corporate Capital and Limits of Exposure

Financial Institutions

Financial institutions are subject to an extensive set of rules issued by CMN and the Central Bank of Brazil related to corporate capital, exposure limits and other solvency requirements that follow principles recommended by the Basel Committee, especially in view of the systemic risks associated with the relationship and activity of financial institutions. As such, CMN and the Central Bank of Brazil sought to guarantee the solvency of the National Financial System and mitigate systemic risks.

With this aim, CMN Resolution No. 2,099 of August 17, 1994, as amended, or “CMN Resolution No. 2,099,” established minimum corporate capital and net equity requirements for various types of financial institutions. For instance, the CMN set a minimum capital amount and net equity amount of R$1.5 million for a DTVM and for a CTVM, in the manner operated by Nu DTVM and NuInvest, and R$7.0 million for credit, financing and investment institutions, such as Nu Financeira.

In accordance with the Basel Committee principles, other relevant prudential rules applicable financial institutions are CMN Resolution No. 4,192, as amended, and CMN Resolution No. 4,193, as amended, both of March 1, 2013, which set out the methodology for calculating the reference capital and the ascertainment of the minimum requirements for the reference capital, the main capital and additional capital. Such resolutions are complemented by various rules enacted by the Central Bank of Brazil, among which is the Central Bank of Brazil Circular No. 3,644 of March 4, 2013.

According to such rules, the capital requirement standards are expressed as ratios of the capital available stated by the Total Capital, composed by the Tier I Capital (which comprises the Common Equity and Additional Tier I Capital) and Tier II Capital, and the risk-weighted assets, or the “RWA.” For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk-weighted asset amounts for credit, market and operational risks.

The Total Capital, used to monitor the compliance with the operational limits imposed by the Central Bank of Brazil, is the sum of three items:

•	Common Equity Tier 1: sum of social capital, reserves and retained earnings, less deductions and prudential adjustments.

•	Additional Tier 1 Capital: consists of instruments of a perpetual nature that meet certain eligibility requirements. Together with Common Equity Tier I it makes up Tier I Capital.

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Tier 2 Capital: consists of subordinated debt instruments with defined maturity dates that meet certain eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, it makes up Total Capital.

In accordance with applicable Brazilian regulations, we must maintain our Regulatory Capital, Tier 1 Capital and Common Equity Tier 1 Capital ratios above the minimum regulatory requirements established at all times. In connection with its licensing process, Nu Financeira has undertaken the commitment before the Central Bank of Brazil to operate with a Basel Committee minimum capital adequacy ratio of 14.0% until 2022, which is a higher capital ratio than the 11.0% applicable to most other financial institutions operating in Brazil.

Beyond the minimum requirement, the Central Bank of Brazil rules call for Additional Common Equity Tier I Capital, or “ACP,” corresponding to the sum of the components ACP Conservation, ACP Countercyclical and ACP Systemic, which, jointly with the aforementioned requirements, increase capital requirements over time. The amount of each component and the minimum regulatory requirements is provided for in CMN Resolution 4,193.

On October 21, 2021, the CMN issued CMN Resolution No. 4,958, or “CMN Resolution No. 4,958/21,” which aims to consolidate the rules that provide for the minimum requirements of reference equity, tier I and principal capital and on the ACP. CMN Resolution No. 4,958/21 will enter into force on January 3, 2022, when it will revoke Resolution No. 4,193/13 and others complementary regulations.

Among other provisions, the new resolution provides for improved drafting, such as the elimination of overdue schedules and references to obsolete concepts of required net worth (Patrimônio Líquido Exegido, or “PLE”) and required reference equity (Patrimônio de Referência Exegido, or “PRE”). In addition, the new resolution also included procedural improvements, involving integrated risk management regulation, such as the appointment of a director responsible for the processes and controls relating to the calculation of the amount of risk-weighted assets (RWA), by calculating the minimum requirements and compliance with additional principal capital, and storage and public disclosure of information related to risk management.

The Central Bank of Brazil divides the financial institutions into five categories of risk, with S1 being the most systemically relevant financial institutions and S5 being the least systemically relevant financial institutions. In this sense, certain of aforementioned capital components are only applicable to financial institutions framed in the S1. For instance, the ACP Systemic is not applicable to any of our subsidiaries operating as financial institutions (namely, Nu DTVM, NuInvest and Nu Financeira), given that such entities are framed in the S4 category, representing a lower systemic risk.

CMN Resolution No. 4,557 of February 23, 2017, or “CMN Resolution No. 4,557,” unifies and expands Brazilian regulation on risk and capital management for financial institutions and other institutions licensed to operate by the Central Bank of Brazil. The rule is also an effort to incorporate recommendations from the Basel Committee on Banking Supervision into Brazilian regulation. The rule states that risk management must be conducted through a unified effort by the relevant entity (i.e., not only must risks be analyzed on an individual basis, but financial institutions and other institutions licensed to operate by the Central Bank of Brazil must also control and mitigate adverse effects caused by the interaction of different risks). It also strengthened the rules and requirements related to risk management governance and expanded on the competence requirements and duties of the risk management officer.

The rule sets out different structures for risk and capital management, which are applicable for different risk profiles set out in the applicable regulation. Consequently, less sophisticated financial institutions can have a simpler risk management structure, while institutions with more complexity must follow stricter protocols.

Payment Institutions

As per Central Bank of Brazil Resolution No. 80, of March 25, 2021, licensed payment institutions are required to comply with minimum paid-in capital of R$2.0 million per category in which they act (in the case of issuers of post-paid payment instruments, issuers of electronic currency and acquirers); with regard to the PISP category, the required amount is reduced to R$1.0 million. In addition, payment institutions that participate exclusively in closed payment schemes as issuers of electronic currency and issuers of post-paid payment instruments must comply with a minimum paid-in capital of R$3.0 million.

Moreover, according to Central Bank of Brazil Circular No. 3,681, of November 4, 2013, as amended, or “Circular No. 3,681/13,” licensed payment institutions also have to comply with the following minimum net equity requirement: (1) for issuers of post-paid payment instruments or acquirers, 2% of the average monthly value of payment transactions carried out by the payment institution over the last 12 months; (2) for issuers of electronic currency, the higher value between 2% of the average monthly value of payment transactions carried out by the payment institution over the last 12 months or the balance of electronic currencies issued by it, as ascertained on a daily basis; and (3) for a PISP, 1% (from November 3, 2020 to December 31, 2022), 1.25% (from January 1, 2023 to December 31, 2024) and 1.5% (as of January 1, 2025) of the average monthly value of payment transactions initiated by the payment institution over the last 12 months.

Additionally, in November 2020 the Central Bank of Brazil launched Public Consultation No. 78, or “Public Consultation No. 78,” a set of draft regulations that seek to harmonize the prudential treatment applicable to payment transactions, whether carried out by payment institutions or by financial institutions. It also aims to harmonize the regulatory treatment of exposures arising from related activities conducted by payment institutions with that applicable to the same exposures, when carried out by financial institutions. The proposal suggests the gradual implementation of the new rules, with full adoption in January 2025. In this context, with the issue of a definitive rule by the CMN and the Central Bank of Brazil (which has not occurred as of the date of this prospectus), certain prudential regulations applicable to financial institutions would also be applicable to payment institutions, and to exposures arising from payment services in general.

In order to facilitate the application of the respective prudential frameworks, a prudential conglomerate comprising at least one payment institution would be classified into one of the following types (assuming that the definitive rules are issued as proposed in Public Consultation No. 78):

•	Type 1: prudential conglomerate formed from the control exercised by a financial institution or by another institution authorized to operate by the Central Bank of Brazil subject to the Banking Law;

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Type 2: prudential conglomerate formed from the control exercised by a payment institution and not integrated by a financial institution or by another institution authorized to operate by the Central Bank of Brazil, subject to the Banking Law; or

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Type 3: prudential conglomerate formed from the control exercised by a payment institution and integrated by a financial institution or other institution authorized to operate by the Central Bank of Brazil, subject to the Banking Law.

Under the proposal, the capital requirement for payment activities would have the same methodology, regardless of whether it is considered a Type 1, Type 2 or Type 3 conglomerate. This methodology consists of applying a percentage to the average volumes of payment transactions carried out in the last 12 months. The only exception would be Type 1 institutions classified as S1 (i.e., systemically relevant banks), whose methodology would not change, as they are subject to other Basel Committee standards.

For the Type 2 conglomerate, the proposal also redefines the concept of regulatory capital by replacing the current definition of equity adjusted by income accounts (PLA) by the new concept of Payment Institution Reference Capital (Patrimônio de Referência de Instituição de Pagamento, or “PIRP”). Further, the Type 2 conglomerate would have capital requirement for exposures arising from activities subject to credit or operational risk. Such requirement would be calculated according to the same methodology applicable to the institution classified as S5, which is the category with the least complexity and systemic relevance.

For the Type 3 conglomerate, the proposal provided for its classification in one of the categories established by CMN Resolution No. 4,553/17, and, consequently, its being subject to prudential regulation applicable to the category in which it fits.

Changes in the Regulation of Credit Cards and Prepaid Payment Accounts

On May 19, 2021, the Central Bank of Brazil issued Resolution No. 96, or “Resolution 96,” which amended and restated the rules relating to the opening of postpaid payment accounts (i.e., those used in products such as credit cards) and prepaid payment accounts, in addition to making the criteria for opening these accounts compatible with the rules applicable to the opening of deposit accounts (checking accounts).

Among other measures, Resolution 96 eliminated the exhaustive list of minimum customer registration information for opening prepaid and postpaid payment accounts; each institution will have discretion in order to determine what information it will require from the customer, depending on its profile. It also provides for new procedures with the goal of facilitating requests for prepaid and postpaid payment accounts to be closed.

In addition, Resolution 96: (i) revises the items that must be included in the invoices for postpaid payment accounts (i.e., credit cards), such as the need to include the total consolidated balance of contracted future obligations, such as installment purchases, credit operations and tariffs; (ii) defines minimum provisions that must be included in the account agreements; and (iii) mandates that the institution sends or makes available to the customer, by physical or electronic means, the credit card and the corresponding invoices, according to the form and channel chosen by the customer (among the options made available by the institution). Resolution 96 will enter into force on March 1, 2022.

Interchange Fees and Public Consultation No. 89/2021

Interchange fees consist of the compensation received by a payment instrument in connection with a processed payment transaction.

In the case of domestic purchase transactions carried out with debit cards (i.e., those issued under payment schemes of deposit accounts), the interchange fee is limited by Central Bank of Brazil Circular No. 3.887/2018, which sets forth the maximum limits of (i) 0.5% for the average interchange fee, weighted by the value of the transactions; and (ii) 0.8% as the maximum amount to be applied in any transaction. Corporate cards and not-present transactions are excluded from the scope of the rule. In addition, the interchange fee for prepaid cards (i.e., those issued under payment schemes of prepaid payment accounts, such as the cards issued by Nu Pagamentos) is not subject to any regulatory limitation.

In this context, the Central Bank of Brazil issued, on October 8, 2021, Public Consultation No. 89 proposing to harmonize the rules pertaining to interchange fees applicable to debit cards and prepaid cards. Public Consultation 89/21 proposes a maximum limit of 0.5% to be applied in any domestic purchase transaction with a debit card or prepaid card. In addition, the proposed rule prohibits different maximum terms for making funds available to the receiving end-user involving these two payment instruments—today, such term can vary depending on the agreement between the card issuer and the payment scheme settlor. The limitations of this potential new rule would be applicable in the case of non-present transactions and corporate cards.

The Central Bank of Brazil highlighted that one of the objectives of the consultation is to harmonize rules, costs and procedures associated with payment instruments that are similar with respect to the functioning of the payment service.

Compliance and Internal Controls

All Brazilian financial and payment institutions shall maintain internal guidelines and procedures to control their financial, operational and managerial information systems and shall comply with all the applicable legislation. CMN Resolution No. 4,595 of August 28, 2017, states that Brazilian financial institutions shall implement and maintain a compliance policy compatible with the nature, size, complexity, structure, risk profile and business model of the institution. Central Bank of Brazil Resolution No. 65 of January 26, 2021 sets forth similar rules for the Brazilian payment institutions.

According to CMN Resolution No. 2,554 of September 24, 1998, the executive officers of financial and payment institutions in Brazil are responsible for implementing an efficient structure of internal controls, by defining responsibilities and control procedures and establishing corresponding objectives and procedures throughout all levels of the institution, among other requirements. The executive officers are also responsible for verifying compliance with all internal procedures.

Insolvency Regimes

Brazilian financial and payment institutions authorized by the Central Bank of Brazil are subject to the resolution regimes that the Central Bank of Brazil may apply, which are set forth in: (1) Brazilian Federal Law No. 6,024/74, which provides for intervention and extrajudicial liquidation; (2) Decree-Law No. 2,321/87, which provides for the temporary special administration regime (regime de administração especial temporária, or “RAET”); and (3) Brazilian Federal Law No. 9,447/97, which provides for the joint and several liability of controlling shareholders and the freezing of their assets, as well as for the liability of independent auditors. The provisions applicable to bankruptcy, set forth in Brazilian Federal Law No. 11,101/05, apply secondarily to the extrajudicial liquidation regime.

The Central Bank of Brazil is responsible for the establishment and monitoring of resolution regimes, also acting on the administrative level in appeals filed against decisions of the board, intervenor or liquidator, or in the authorization of specific acts set forth by law. The Central Bank of Brazil is required to initiate an investigation to find the causes that resulted in the application of the special resolution regime and the liability of management, controlling shareholders, members of the fiscal council and independent auditors.

Intervention

Pursuant to Brazilian Federal Law No. 6,024/74, the Central Bank of Brazil has the power to appoint an intervener to intervene in the operations of or to liquidate any financial or payment institution other than public financial institutions controlled by the Brazilian federal government. An intervention may be ordered at the discretion of the Central Bank of Brazil if any of the following is detected:

•	due to mismanagement, the institution has suffered losses leaving creditors at risk;

•	the institution has consistently violated Brazilian banking laws or regulations; and

•	such intervention constitutes a viable alternative to the liquidation of the institution.

Intervention may also be ordered upon the request of a financial or payment institution’s management, if its respective bylaws so authorize - with an indication of the causes of the request, without prejudice to civil and criminal liability in which the same administrators incur, by the false or malicious indication.

As of the date on which it is ordered, the intervention will automatically: (1) suspend the enforceability of payable obligations; (2) suspend maturity of any previously contracted obligations; and (3) freeze deposits existing on the date on which the intervention is ordered. The intervention period should not exceed six months, which may be extended only once for up to six additional months by the Central Bank of Brazil.

The intervention ceases: (1) if interested parties undertake to continue the economic activities of the institution, by presenting the necessary guarantees, as determined by the Central Bank of Brazil, (2) when the situation of the institution is normalized, as determined by the Central Bank of Brazil, or (3) when extra-judicial liquidation or bankruptcy of the entity is ordered.

Extrajudicial Liquidation

The purpose of the extrajudicial liquidation is to withdraw the relevant institution from the Brazilian financial and payment system, primarily in case of irrecoverable insolvency. The extrajudicial liquidation may also apply in cases of severe infractions, among other events pursuant to applicable law.

Under the extrajudicial liquidation regime, the institution’s activities are interrupted, and all obligations are deemed due. Lenders are then submitted to a classification process based on the order of preference set forth by Brazilian Federal Law No. 11,101/05. This regime seeks the liquidation of existing assets to pay lenders.

The liquidator appointed by the Central Bank of Brazil has ample administration and liquidation powers, especially regarding the assessment and rating of credit. The liquidator may appoint and dismiss employees, determine their compensation, grant and terminate powers-of-attorney, propose actions and represent the institution in court or out of court. Under specific circumstances set forth by law, certain acts performed by the liquidator require the authorization of the Central Bank of Brazil, including to complete pending business, pledge or sell assets and file for bankruptcy.

The extrajudicial liquidation ceases: (1) if the interested parties, presenting the required guarantees, proceed with the economic activities of the institution; (2) upon conversion into an ordinary liquidation, conducted by the institution itself, pursuant to private law, without the participation of the Central Bank of Brazil; (3) upon the approval of the final accounts of the liquidator and relevant write-off in the competent public registry; or (4) in case of adjudication of bankruptcy of the institution. Only the liquidator can file for bankruptcy, subject to the authorization of the Central Bank of Brazil. Bankruptcy may be granted if the assets of the institution are not sufficient to cover at least half of the unsecured credit, or in case of grounded evidence of bankruptcy crimes.

Temporary Special Administration Regime, or “RAET”

The RAET is a resolution regime that does not interrupt or suspend the usual activities of institutions. RAET’s main effects include the removal of members of management from office and their replacement by a board or legal entity specialized in the area, with ample management powers.

The Central Bank of Brazil determines the duration of the RAET. Depending on the circumstances of each case, the RAET ceases: (1) if the Brazilian government takes over the control of the institution due to social interest; (2) in the event of conversion, merger, consolidation, spin-off or transfer of the institution’s control; (3) once the institution resumes its usual activities; or (4) upon the adjudication of extrajudicial liquidation of the institution.

The foregoing list of laws and regulations to which we are subject is not exhaustive and the regulatory framework governing our operations changes continuously. Although we do not believe that compliance with future laws and regulations related to the payment processing industry and our business will have a material adverse effect on our business, financial condition or results of operations, the enactment of new laws and regulations may increasingly affect the operation of our business, directly and indirectly, which could result in substantial regulatory compliance costs, litigation expense, adverse publicity, the loss of revenue and decreased profitability.

Repayment of Creditors in a Liquidation or Bankruptcy

Pursuant to the provisions of the Brazilian Federal Law No. 11,101/05, in the event of extrajudicial liquidation or bankruptcy of a financial or payment institution, creditors are paid pursuant to a system of priorities. Pre-petition claims are paid on a pro-rata basis in the following order:

•	labor claims, capped at an amount equal to 150 times the minimum wages per employee, and claims relating to labor accidents;

•	secured claims up to the encumbered asset value;

•	tax claims, regardless of their nature and commencement of time, except tax penalties;

•	claims with special privileges;

•	claims with general privileges;

•	unsecured claims;

•	contractual fines and pecuniary penalties for breach of administrative or criminal laws, including those of a tax nature; and

•	subordinated claims.

Super-priority and post-petition claims (for example, costs related to the liquidation or bankruptcy procedure), as defined under the Brazilian Federal Law No. 11,101/05, are paid with preference over pre-petition claims.

Anti-Money Laundering

Law No. 9,613 of March 3, 1998, as amended by Law No. 12,683 of July 9, 2012, or the “Anti-Money Laundering Law,” plays a major regulatory role in the oversight of banking and payment activities in Brazil. The Anti-Money Laundering Law sets forth the rules and the penalties to be imposed upon persons engaging in activities that constitute “laundering” or the concealing of property, cash or assets acquired or resulting from any kind of criminal activity. Such regulation further prohibits individuals from using the financial and payment systems for the aforementioned illicit acts.

Pursuant to the Anti-Money Laundering Law, banks, financeiras, securities brokers, securities distributors, asset managers, leasing companies, payment institutions, insurance brokers, among others, must: (1) identify and maintain up-to-date records of their customers; (2) keep up-to-date records of all transactions involving securities, bonds, credit, financial instruments, metals or any asset that if converted into cash exceed the amount set forth by the competent authorities, and which shall be in accordance with the instruction issued by these authorities; (3) adopt AML internal control policies and procedures that are compatible with the size of the company; (4) register and maintain up-to-date records with the appropriate regulatory agency; (5) comply with COAF’s requests and obligations; (6) pay special attention to any transaction that, in light of the provisions set forth by competent authorities, may indicate the existence of a money laundering crime; (7) report all suspicious transactions to COAF; and (9) confirm to the applicable regulatory agency that no offending transactions have occurred.

The Brazilian AML law specifies the acts that may constitute a crime and the required measures to prevent such crimes. It also prohibits the concealment or dissimulation of the origin, location, availability, handling or ownership of assets, rights or financial resources directly or indirectly originated from crimes, and subjects the agents of these illegal practices to imprisonment, temporary disqualification from managing enterprises up to 10 years and monetary fines.

Central Bank of Brazil Circular No. 3,978, of January 23, 2020 (which came into force on October 1, 2020, or “Circular 3,978/20”), which amended and restated the provisions relating to the prevention and combat to money laundering, require financial and payment institutions to (1) identify customers; (2) record transactions; (3) monitor events and report them to the Financial Activities Control Council (Conselho de Controle de Atividades Financeiras, or “COAF”); (4) conduct business with politically exposed persons; (5) establish and maintain relationships with financial institutions and foreign correspondents; (6) train employees; and (7) appoint an officer responsible for the implementation and enforcement of these measures.

Circular 3,978/20 adopted a risk-based approach for dealing with money laundering and terrorist financing prevention. The regulated institutions have the discretion to determine which procedures will be adopted for each customer, based on the internal risk assessment concerning the committing of crimes relating to money laundering and terrorism financing latent in their business.

Along the same lines, CVM Instruction No. 617 of May 12, 2019 establishes, among other obligations, that persons who engage in, on a permanent or occasional basis, as a main or ancillary activity, cumulatively or not, the custody, issuance, distribution, settlement, trade, intermediation, consultancy or management of bonds or securities, and independent audit within the scope of the stock exchange market must adopt rules, procedures and internal controls in accordance with previously and expressly established procedures to confirm the registration information of its customers, keep such information updated and monitor the transactions carried out thereby, so as to prevent the use of the account by third parties and identify the end beneficiaries of the transactions, such entities shall also identify and closely monitor the business relations maintained with politically exposed persons.

The COAF was created by the Anti-Money Laundering Law and was reviewed and changed in 2020 by Federal Law No. 13,974/2020. COAF’s purpose is to verify, examine, identify and apply administrative penalties to any suspicious or unlawful activities related to money laundering in Brazil, without prejudice to the jurisdiction of other bodies and entities, as well as report suspicious activities to the prosecutors and the police. COAF has a key role in the Brazilian AML and counter-terrorism financing system, and it is legally liable for the coordination of the mechanisms for international cooperation and information exchange.

Recent Developments to the Central Bank of Brazil’s AML Regulation

On July 27, 2021, the Central Bank of Brazil published Resolution No. 119, which provided for specific amendments to Circular No. 3978/20. This regulation came into force on September 1, 2021.

Among the main changes, it is noteworthy that obtaining information about the customer’s place of residence, in the case of a natural person, or the location of the head office or branch, in the case of a legal entity, is now required in the customer qualification procedures. Thus, the need for analysis and validation of the customer’s location information, provided by the customer, should be evaluated by the institution according to the customer’s risk profile and the nature of the business relationship, in view of the risk-based approach.

Further, with the goal of making the regulations issued by the Central Bank of Brazil compatible with the regulations issued by the CVM on investment funds and non-resident investors, such CVM regulations were incorporated into Circular No. 3.978/20, as well as the CVM regulations regarding investment clubs, investment funds organized as closed condominiums and certain non-resident investors.

Finally, in the case of operations using cash resources carried out through a cash transport company, the transport company is now considered the holder of the resources and will be identified by registering the tax registration number and the firm or corporate name.

Recent improvements in the regulation of the Central Bank of Brazil to prevent fraud in the provision of payment services

On September 23, 2021, the Central Bank of Brazil issued Resolution BCB No. 142, which set forth measures to be adopted by institutions to prevent fraud in the provision of payment services by financial institutions, other institutions authorized to operate by the Central Bank of Brazil and payment institutions that are members of the SPB. According to the resolution, such institutions shall limit to a maximum of R$1,000 per deposit account or prepaid payment, the provision of payment services for the period from 8:00 pm to 6:00 am. Such limit may be changed at the customer’s request, formalized in the channels of electronic service; however, the institution must establish a minimum period of 24 hours for the effecting the increase.

Subject to the schedule provided for in the resolution, institutions must implement: (i) procedures intended for the evaluation of the customer prior to the offer of anticipation service of the settlement of receivables on the same date as the transaction under a payment arrangement of which participate; and (ii) daily records of the occurrences of fraud or attempted fraud in the provision payment services, including the corrective measures adopted. Based on these records, institutions must prepare a monthly report consolidating the occurrences and measures preventive and corrective measures adopted. This report should be forwarded to the audit and risk committees, the internal audit, the Executive Board and the Board of Administration, if any.

Politically Exposed Persons

Pursuant to Circular 3,978/20 and CVM Instruction No. 617, payment and financial institutions and other institutions authorized to operate by the Central Bank of Brazil or the CVM are required to obtain sufficient information from their customers to identify any Politically Exposed Persons from their customer base and monitor their transactions accordingly.

In general terms, Circular 3,978/20 and CVM Instruction No. 617 define Politically Exposed Persons as any government agent who in the last five years have held or is holding, in Brazil or in foreign territories, relevant government positions, jobs or public office, as well as their representatives, family members and other closely related persons. Article 27 of Circular 3,978/20 and Article 1 of Annex 5-1 of CVM Instruction No. 617 specifically list which government agents and persons fall under the definition of Politically Exposed Persons. This list must always be considered by financial and payment institutions and other institutions authorized to operate by the Central Bank of Brazil or the CVM.

Circular 3,978/20 and CVM Instruction No. 617 establish that the internal procedures developed and implemented by the payment and financial institutions subject to such regulation must be structured to enable the identification of Politically Exposed Persons and the origin of the funds for such customers’ transactions.

Transactions with Affiliates

The Banking Law (paragraph 4, article 34), as amended by Law No. 13,506 of November 13, 2017, or “Law No. 13,506,” restricts financial institutions from conducting credit transactions with related parties. Pursuant to CMN Resolution No. 4,693 of October 29, 2018, or “CMN Resolution No. 4,693,” the following persons are considered related parties of a financial institution for the purpose of such restriction:

(1)	its controlling shareholders (individuals or legal entities), pursuant to Article 116 of Law No. 6,404/76;

(2)	its officers and members of statutory or contractual bodies;

(3)	spouses, partners and blood relatives up to the second degree of individuals specified in items (a) and (b);

(4)	its individual shareholders with stakes equal to or greater than 15% in its capital; and

(5)	its legal entities:

(i)	with stakes equal to or greater than 15% in the financial institutions’ corporate capital;

(ii)	in which capital, directly or indirectly, the financial institution holds stakes equal to or greater than 15%;

(iii)	in which the financial institution holds effective operational control or relevance in the deliberations, regardless of the equity interest held; and

(iv)	with a common officer or board member in relation to the financial institution.

Notwithstanding the general restrictions, the following credit transactions with related parties are allowed: (1) transactions carried out under market-compatible conditions, without additional benefits or privileges when compared to transactions executed with other customers of the same profile of the respective institutions; (2) transactions performed with companies controlled by the Federal Government, in the case of federal public financial institutions; (3) credit transactions whose counterparty is a financial institution that is part of the same prudential conglomerate, provided that they contain a contractual subordination clause, subject to the provisions of item V of art. 10 of the Banking Law, in the case of banking financial institutions; (4) interbank deposits; (5) obligations assumed between related parties as a result of liability imposed on clearinghouse participants or providers of clearing and settlement services authorized by the Central Bank of Brazil or by the CVM; and (6) other cases authorized by CMN Resolution No. 4,693.

According to CMN Resolution No. 4,693, as of April 1, 2019, all financial institutions must adopt internal policies regulating transactions with related parties.

Brazilian Law No. 7,492 enacted on June 16, 1986, which regulates crimes against the Brazilian National Financial System, criminalized the extension of credit by a financial institution to related parties in the cases not allowed by the Banking Law and CMN Resolution No. 4,693.

Punitive Sanctions

Legal violations under Brazilian payments, banking and/or securities laws may lead to administrative, civil and criminal liability. Offenders may be prosecuted under all three legal theories separately, before different courts and regulatory authorities, and face different sanctions with respect to the same legal offense.

Law No. 13,506, Central Bank of Brazil Resolution No. 131 of August 20, 2021, and CVM Instruction No. 607 of June 18, 2019, regulate administrative sanctioning proceedings as well as the various penalties, consent orders, injunctive measures, fines and administrative settlements imposed by the Central Bank of Brazil and the CVM.

Law No. 13,506 is noteworthy, as it:

(1)	sets fines imposed by the Central Bank of Brazil of up to R$2 billion or 0.5% of the entity’s revenue, arising from services and financial products provided in the year prior to the violation;

(2)

limits fines imposed by the CVM to the greater of the following amounts: R$50 million, twice the value of the irregular transaction, three times the amount of the economic gain improperly obtained or loss improperly avoided, or twice the damage caused by the irregular conduct. Repeat offenders may be subject to treble the amounts above;

(3)	provides for the suspension, disqualification and prohibition from engaging in certain activities or transactions in the banking or securities market for a period of up to 20 years;

(4)	temporarily bans offending individuals from serving in any managerial capacity for financial institutions;

(5)	imposes coercive or precautionary fines of up to R$100,000 per day, subject to a maximum period of 30 days in punitive fines;

(6)	defines the scope of the Central Bank of Brazil’s regulatory authority;

(7)	prohibits the offending institutions themselves from participating in the markets;

(8)	provides for a penalty of “public admonition” in place of “warning”, imposed by the Central Bank of Brazil;

(9)	empowers the Central Bank of Brazil to enter into cease-and-desist commitments;

(10)	empowers the Central Bank of Brazil and the CVM to enter into administrative agreements;

(11)

provides the CVM with the authority to ban the accused from contracting with official Brazilian financial institutions and participating in public bidding processes for a period of up to five years; and

(12)	redefines related party transactions.

Penalties may be aggregated, and are calculated based on the following factors:

(1)	gains obtained or attempted to be gained by the offender;

(2)	economic capability to comply;

(3)	severity of the offense;

(4)	actual losses;

(5)	any recurrence of the offense; and

(6)	the offender’s cooperativeness with the investigation.

Law No. 7,492 provides a legal framework to hold controlling shareholders, officers and managers of a financial institution criminally liable. The regime under Law No. 7,492 also covers interventionists, liquidators and real estate managers, in the context of interventions, extrajudicial liquidation or bankruptcy, respectively. Those found criminally liable under Law No. 7,492 will be subject to detention and/or pecuniary fines.

Law No. 6,385 also imposes imprisonment and/or fines for banking or securities infractions.

Internal Auditing

CMN Resolution No. 4,879 of December 23, 2020 (applicable to financial institutions) and Central Bank of Brazil Resolution No. 93, of May 6, 2021 (applicable to payment institutions) provide for rules governing internal audits at financial institutions and others authorized to operate by the Central Bank of Brazil. Pursuant to such rules, financial and payment institutions must implement and maintain internal audit functions compatible with the nature, size, complexity, structure, risk profile and business model of the respective institution. Such activity must be the responsibility of a specific department in the institution or institutions that are part of its financial conglomerate, directly subordinated to the board of directors or, if one does not exist, the board of executive officers; or (ii) an independent auditor provided that such independent auditor is not in charge of auditing the institution’s financial statements or any other activity that may create a conflict of interest.

Independent Auditors and Audit Committee

Pursuant to CMN Resolution No. 3,198 of May 27, 2004 as amended, or “CMN Resolution No. 3,198,” all financial institutions must be audited by independent auditors. The financial institutions may only hire independent auditors registered with the CVM and certified as experts in banking analysis by the Central Bank of Brazil. After such auditors have issued opinions auditing the financial statement of a certain financial institution for up to five consecutive fiscal years, the Auditor’s team including managers, supervisors or any members with managerial positions, must be replaced. The Central Bank of Brazil Resolution No. 130, of August 20, 2021, which will enter into force on January 1, 2022, or Resolution No. 130, applicable to payment institutions, also contains provisions in this regard.

CMN Resolution No. 3,198 requires financial institutions and other institutions licensed to operate by the Central Bank of Brazil to implement an individual audit committee or an unified audit committee for its conglomerate, as the case may be, if they (1) have reference equity equal to, or greater than, R$1 billion; (2) manage third-party funds in amounts equal to, or greater than, R$1 billion; or (3) have deposits and funds under management in a total amount equal to, or greater than, R$5 billion.

In turn, Resolution No. 130 determines that an audit committee must be formed by payment institutions that: (1) are registered as publicly held companies; (2) are leaders of a prudential conglomerate that meets the criteria provided for in the specific regulations for classification in the S1, S2 or S3 prudential category; or (3) meet the criteria provided for in the specific regulation for classification in the S1, S2 or S3 prudential category.

Ombudsman

Pursuant to CMN Resolution No. 4,860 and Central Bank of Brazil Resolution No. 28, both issued on October 23, 2020, financial and payment institutions, respectively, must (i) create an ombudsman department (individually for the institution or unified for its conglomerate) compatible with the nature and complexity of the institutions’ products, services, activities, processes and systems to establish an independent communication channel with their customers; and (ii) appoint individuals as an ombudsman and an ombudsman officer (who can also be the ombudsman himself).

The following are the ombudsman department’s main responsibilities: (1) receiving, recording, instructing, analyzing and providing formal and adequate attention to claims from customers and users of the institution’s products and services; (2) providing clarification regarding the status of a claim and information as to when a response is expected to be given; (3) sending a final answer within the applicable deadline; (4) keeping the board of directors or, if one does not exist, the board of executive officers, informed of the problems and shortcomings detected in the performance of its duties and the results of the actions taken by the institution’s officers to resolve them; and (5) preparing and sending, to the internal audit department, to the audit committee (if one exists), and to the board of directors (or if one does not exist, to the board of executive officers), a semiannual quantitative and qualitative report on the ombudsman department’s activities and its performance.

Whistleblowing and Hotline

Pursuant to CMN Resolution No. 4,859, of October 23, 2020, financial institutions and other institutions licensed to operate by the Central Bank of Brazil are required to have a whistleblower hotline (canal de denúncias), through which their employees, customers, contractors, users and/or suppliers may anonymously report situations involving potential illicit activities of any nature related to the institution’s activities. Accordingly, financial institutions are required to appoint a responsible department for forwarding all reported events to the appropriate departments for further handling. This department is also required to prepare reports semi-annually detailing, at least, the following information relating to each reported event: (1) number of reported events and their nature; (2) the departments that handled them; and (3) the average timeframe and relevant measures adopted to solve them. Such reports must be (1) approved by the board of directors of the institution or, if one does not exist, the institution’s board of executive officers; and (2) made available to the Central Bank of Brazil for at least 5 years.

Foreign Investment in Brazilian Financial Institutions

According to Decree No. 10,029, of September 26, 2019, and Central Bank of Brazil Circular No. 3,977, of January 22, 2020, the execution of direct or indirect foreign investments in voting or non-voting equity interest in Brazilian financial institutions by any individual or legal entity, regardless of the nationality, requires prior approval of the Central Bank of Brazil. Until the enactment of such rules, the execution of such investments was subject to the enactment of a specific presidential decree on a case-by-case basis.

Corporate Interest Held by Financial Institutions in Other Legal Entities

Pursuant to CMN Resolution No. 2,723, of May 31, 2000, as amended, financial institutions may only, directly or indirectly, hold equity interest in other legal entities (incorporated locally or offshore) that supplement or subsidize their activities, provided that they obtain prior authorization from the Central Bank of Brazil and that the invested entity does not hold, directly or indirectly, equity of the referred financial institution. However, this requirement does not apply to (1) equity interests typically held in the investment portfolios of investment banks, development banks, development agencies (agências de fomento) and multiservice banks with investment or development portfolios; and (2) temporary equity interests not registered as permanent assets and not subject to consolidation by the financial institution.

Change of Corporate Control and Qualified Equity Interest

Pursuant to the provisions of CMN Resolution No. 4,122 (for financial institutions, such as Nu Financeira, Nu DTVM and NuInvest) and the provisions of Central Bank of Brazil Resolution No. 81, of March 24, 2021 (for payment institutions, such as Nu Pagamentos), the change, transfer or modification of the control of financial or payment institutions authorized by the Central Bank of Brazil must be submitted to the prior approval of the Central Bank of Brazil in accordance with the above mentioned regulations and such change, transfer or modification shall only be effected after such approval is duly obtained.

In addition, pursuant to the above mentioned rules, if an individual or legal entity acquires, directly or indirectly, a qualified equity interest (i.e., 15% or more of the total equity interest of a financial institution, or 15% or more of the voting equity interest or 10% or more of the total equity interest of a payment institution) or expands qualified equity interest previously acquired, such acquisitions shall be notified to the Central Bank of Brazil, which has the right to request documents and information, as well as order that the acquisition be regularized or undone in case of any irregularities.

Open Banking

According to CMN and Central Bank of Brazil Joint Resolution No. 1, of May 4, 2020, Open Banking is the standardized sharing of data, products and services by financial institutions, payment institutions and other institutions licensed to operate by the Central Bank of Brazil, at their customers’ discretion, through the opening and integration of their systems. Therefore, Open Banking is considered by the Central Bank of Brazil as an important tool for innovation in the financial and payments markets, and is expected to make such sectors more efficient, inclusive and competitive.

Open Banking is under gradual legal, operational and technological development and implementation in Brazil, according to certain stages defined by the Central Bank of Brazil that are expected to last until September 2022. Consequently, some of the applicable requirements and standards that will need to be complied with by Open Banking participants are still under discussion and preparation by a self-regulatory body created specifically for this purpose, as well as by the Central Bank of Brazil itself.

Instant Payment System

In 2020, the Central Bank of Brazil launched PIX, a payment system that allows real-time payments and transfers. The main goals of the Central Bank of Brazil with PIX are to foster innovation and differentiated services that meet the needs of end-users, as well as expand and simplify the payment methods available, since less personal information is needed in order to materialize a payment or transfer. In this context, the PIX is an open ecosystem that various types of payment service providers can join.

On August 12, 2020, the Central Bank of Brazil published Resolution No. 1, which sets out implementation procedures and participation criteria for the Brazilian Instant Payments System (Sistema de Pagamentos Instantâneos, or “SPI”), and the PIX. This arrangement requires that all financial and payment institutions authorized to operate by the Central Bank of Brazil and which have more than 500,000 active customer accounts (including checking, savings and payment accounts) will mandatorily participate in the SPI and in the PIX.

Foreign Exchange Regulation

Bill of Law No. 5,387

In October 2019, the President of Brazil sent the Bill of Law No. 5,387, of October 7, 2019, or “BoL 5,387/19,” to the National Congress. The proposed bill encompassed provisions regarding Brazilian capital abroad and foreign capital in the country.

The main purpose of BoL 5,387/19 was to provide for the liberalization of the Brazilian FX market. It proposed a change in the strategy adopted by the current FX rules in order to simplify and modernize the system and enhance innovation and competition. On February 10, 2021, the BoL 5,387/19 was approved by the federal House of Representatives and was remitted to the Senate.

If approved by the Senate without modifications, BoL 5,387/19 will deeply alter the legal and regulatory frameworks pertaining to the FX market and, among other things: (1) consolidate current law and regulation on foreign exchange; (2) ratify, at the legal level, that foreign exchange transactions may be carried out freely (provided it is through entities authorized to operate in this market and subject to applicable rules); (3) allow assessment of foreign exchange transactions and related requirements based on the risk of each transaction (risk-based assessment); (4) leave a broader range of matters under the authority and for regulation of the CMN and the Central Bank of Brazil; (5) establish circumstances in which payments in Brazil may be agreed in foreign currency; and (6) create a threshold below which certain transactions will not have to be made through an entity authorized by the Central Bank of Brazil to operate in the FX market. The Brazilian Senate is still reviewing BoL 5,387/19.

Recent developments on foreign exchange regulation

The CMN and the Central Bank issued new rules in order to enhance foreign exchange and international capital regulation, considering technological innovations and new business models relating to international payments and transfers. The new rules seek to promote a more competitive, inclusive and innovative environment for providing services to citizens and companies that send or receive funds from abroad.

The recently enacted rules will allow: (i) authorized payment institutions to operate in the foreign exchange market, operating exclusively through electronic means; (ii) non-banking institutions authorized to operate in the foreign exchange market (such as CTVMs, DTVMs, foreign exchange brokerage companies and payment institutions) to directly use their foreign currency accounts held abroad to settle transactions carried out in the foreign exchange market; (iii) Brazilian exporters to also receive export revenues in a payment account held in their name with a financial institution abroad or in an account abroad of a non-banking institution authorized to operate in the foreign exchange market; (iv) the receipt or delivery of Reais in foreign exchange transactions, without limitation of value, to also occur from the customers’ payment accounts held in financial institutions and other institutions authorized to operate by the Central Bank of Brazil or in payment institutions participating in the PIX; and (v) prepaid payment accounts in Reais to be held by residents, domiciled or headquartered abroad.

The regulation of international payment or transfer services in the foreign exchange market will also be consolidated and modernized, providing an equal treatment for purchases of goods and services carried out with the participation of international card issuers, international payment facilitators and intermediaries / representatives in international deliverables acquisitions. Such services will be classified in the foreign exchange regulations by the term “eFX”, as provided for in Public Consultation 79. Moreover, it will also be allowed, through the eFX system, to carry out current unilateral transfers and funds transfers between accounts held by the customer in Brazil and abroad, up to US$10,000.00.

The aforementioned measures were introduced under CMN Resolution No. 4,942 and Central Bank of Brazil Resolution No. 137, both issued on September 9, 2021, and which will come into force on October 1, 2021 (with the exception of the permission for payment institutions to operate in the foreign exchange market, which will come into force on September 1, 2022).

E-Commerce, Data Protection and Taxes

In addition to regulations affecting digital payment schemes, we are also subject to laws relating to Internet activities, e-commerce and data protection, as well as tax laws and other regulations applicable to Brazilian companies generally. Internet activities in Brazil are regulated by Brazilian Federal Law No. 12,965/14, as amended, known as the Brazilian Civil Rights Framework for the Internet, which embodies a substantial set of rights of Internet users, and obligations relating to Internet service providers. This law exempts intermediary platforms from liability for user-generated content in certain cases. On the other hand, this law provides for penalties (including fines) in case of non-compliance.

The laws and regulations applicable to the Brazilian digital payments industry and to the offering of financial services are subject to ongoing interpretation and change, and our digital payments business may become subject to regulation by other authorities. For further information on the risks relating to the regulation of business, please see “Risk Factors—Risks Relating to Regulatory Matters and Litigation—We are subject to extensive regulation and regulatory and governmental oversight as a digital banking platform and as a payment institution. Compliance with or violation of present or future regulations could be costly, expose us to substantial liability and force us to change our business practices, any of which could harm our business and results of operations.”

Consumer Protection Laws

We are subject to several laws and regulations designed to protect consumer rights—most importantly, Brazilian Federal Law No. 8,078/90, as amended, (Código de Defesa do Consumidor, or the “Consumer Protection Code”), which sets forth the legal principles and requirements applicable to consumer relations in Brazil. This law regulates, among other things, commercial practices, product and service liability, strict liability of the supplier of products or services, reversal of the burden of proof to the benefit of consumers as the hypo sufficient party, the joint and several liability of all companies within the supply chain, abuse of rights in contractual clauses, advertising and information on products and services offered to the public. The Consumer Protection Code further establishes the consumers’ rights to access and modify personal information collected about them and stored in private databases. These consumer protection laws could result in substantial compliance costs.

Customer and User Relations

On October 18, 2021, the Central Bank published Resolution BCB No. 155, or “Resolution BCB 155,” which sets forth rules and procedures regarding the relationship with customers and users of products and services by payment institutions authorized to operate by the Central Bank of Brazil. The new resolution becomes effective on October 1, 2022.

Resolution BCB 155 establishes new rules mainly with the objective of ensuring a fair and equitable treatment at all stages of the relationship with provider institutions of financial services and payments, as well as a convergence of the providers interests with those of their consumers. The resolution is in line with existing rules for financial institutions, which were recently consolidated in CMN Resolution No. 4,949, which will enter into force on March 1, 2022.

Pursuant to Resolution BCB 155, payment institutions authorized to operate by the Central Bank of Brazil will also draft and implement an institutional policy for their relationship with customers. This new policy should consolidate guidelines, strategic objectives and organizational values so that its activities are guided by ethical principles, accountability, transparency and diligence. Furthermore, Resolution BCB 155 provides that payment institutions authorized to operate by the Central Bank shall appoint to said regulator the director responsible for compliance with the obligations provided for in Resolution BCB 155.

Finally, Resolution BCB 155 sets forth other obligations on payment institutions authorized to operate by the Central Bank, such as observing transparency and suitability rules, which are aligned with the requirements already foreseen for financial institutions.

Data Privacy and Protection

With regard to the compliance with data protection regulations, besides the Brazilian Federal Constitution, we are subject to the Brazilian Civil Rights Framework for the Internet, the Consumer Protection Code, Bank Secrecy Law and the Brazilian Federal Law No. 13.709 of August 14, 2018, called the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados, or the “LGPD”). We are also subject to intellectual property rules, and to tax laws and related obligations such as the rules governing the sharing of customer information with tax and financial authorities. It is unclear whether the tax and regulatory authorities would seek to obtain information regarding our customers. Any such request could come into conflict with the data protection rules, which could create risks for our business.

The Brazilian Civil Rights Framework for the Internet establishes principles, guarantees, rights and duties for the use of the Internet in Brazil, including regulation about data privacy for Internet users.

In September 2020, the LGPD came into effect, except for its administrative sanctions, which will become effective on August 1, 2021, under the Brazilian Federal Law No. 14,010/20. The LGPD establishes detailed rules to be observed in the maintenance and processing of personal data and provides, among other measures, rights to the data subjects, cases in which the processing of personal data is allowed, obligations and requirements relating to security incidents involving personal data and the transfer and sharing of personal data.

The LGPD further establishes penalties for non-compliance with its provisions, ranging from a warning and exclusion of personal data processed in an irregular way to fines or the prohibition from processing personal data. The LGPD also authorizes the creation of the ANPD, an authority that oversees compliance with the rules on data protection. See “Risk Factors—Risks Relating to Intellectual Property, Privacy and Cybersecurity—Unauthorized disclosure of, improper access to, or destruction or modification of data through cybersecurity breaches, computer viruses or otherwise, or disruptions to our systems or services, could expose us to liability, protracted and costly litigation and damage our reputation.”

Any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could harm our business, financial condition or results of operations.

Bank Secrecy

Brazilian financial and payment institutions are subject to bank secrecy rules, pursuant to Supplementary Law No. 105, of January 10, 2001, and CMN Resolution No. 4,282, of November 4, 2013. Such institutions are required to maintain the secrecy of their active and passive transactions and services provided, except for certain events, including, but not limited to: (1) disclosure of confidential information upon the express consent of the interested parties or when requested by judicial authorities; (2) exchange of information between financial institutions for recording purposes; (3) remittance of record information to credit protection agencies related to drawers of bad checks and borrowers in default; (4) communication of criminal or administrative offenses to competent authorities; and (5) if they are responsible for withholding and paying contributions, remittance of information to the Brazilian Federal Revenue Office required to identify taxpayers and global amounts involved in their transactions.

Cyber Security

Under CMN Resolution No. 4,893, of February 26, 2021, and Central Bank of Brazil Resolution No. 85, of April 8, 2021, financial and payment institutions, respectively, must comply with cybersecurity requirements set forth therein applicable to the engagement of data processing and storage, and cloud computing service providers in Brazil and offshore, as well as implement policies, and accident response and action plans.

Environmental Regulation

CMN Resolution No. 4,327, of April 25, 2014, or “CMN Resolution No. 4,327,” provides for minimum requirements for social and environmental responsibility policies to be implemented by financial institutions and other institutions authorized to operate by the Central Bank of Brazil. Thus, social and environmental risks and data on financial losses associated with social and environmental damage must be evaluated. The Central Bank of Brazil is responsible for overseeing the implementation of this regulation. Pursuant to CMN Resolution No. 4,327, financial conglomerates are allowed to set up a single social and environmental responsibility policy for all institutions participating in such conglomerate. Furthermore, the establishment and implementation of said policy must take into account the nature of the institution and the complexity of its activities and financial services and products.

Environmental Accountability

Pursuant to article 225, paragraph 3 of the Brazilian Federal Constitution, any individual or legal entity that causes damage to the environment, directly or indirectly, such as financial institutions, will be subject to administrative and criminal sanctions, without prejudice to the obligation to repair damages caused in the civil sphere. Such provisions are regulated at the federal level by three rules: (i) Federal Law No. 6,938, of August 31, 1981, or the National Environmental Policy; (ii) the Environmental Crimes Law and (iii) Federal Decree No. 6,514, of July 22, 2008 (administrative sanctions to the environment).

The National Environmental Policy establishes the general framework and guidelines for environmental protection, as well as important concepts, such as the definitions of “pollution” and “indirect polluter” and the establishment of objective civil liability for the repair of environmental damage in the civil sphere. Financial institutions may be classified as indirect polluters and, therefore, subject to the three spheres of responsibility.

Environmental responsibility can occur in three different and independent spheres: (i) administrative; (ii) civil; and (iii) criminal. With regard to administrative liability, any action or omission that results in the violation of a rule for the preservation of the environment resulting from fault or intent, regardless of the actual occurrence of environmental damage, is considered an environmental administrative infraction. Administrative infractions are punished with: warning; simple fine in the amount of up to R$50 million; daily fine; partial or total suspension of activities; restriction of rights; and embargo among others.

In the civil sphere, environmental damages imply strict and joint liability. This means that the obligation to repair the degradation caused may affect everyone involved, directly or indirectly, regardless of the agents’ attestation of fault, just by demonstrating the causal link, and one of the agents may fully answer for the environmental damage. In this scenario, if more than one company has contributed to damage to the environment, or the damage has been committed by a service provider or supplier, the one with the greatest financial ability to do so may be required to remediate or pay compensation, with later, right of recourse against the other companies involved. There is no provision in Brazilian legislation for a cap or limitation on the amount to be set as compensation for environmental damage, which will be proportional to the damage caused. In addition, according to the consolidated position of the Brazilian Federal Supreme Court, claims for reparation or compensation for environmental damage are not subject to a statute of limitations.

Additionally, the Environmental Crimes Law provides for the possibility of disregarding the legal personality, in relation to the legal entity causing the environmental infringement, whenever this is an obstacle to the reimbursement of damages caused to the environment. As a result, when third parties are hired to carry out any intervention in the operations, there is no exemption from liability for any environmental damage caused by these third parties.

Criminal liability for environmental crimes is subjective, which means that the offender will only be penalized if he or she acts with intent or guilt. The Environmental Crimes Law provides for the accountability of all those who, in any way, participate in the practice of crimes against the environment, each being penalized to the extent of their guilt. Such law also provides for liability in the criminal sphere for both individuals and legal entities, characterized if the offense is committed: (i) by decision of its legal or contractual representative, or of its management body; or (ii) in the interest or benefit of the legal entity it represents.

The liability of the legal entity does not exclude that of individuals, plaintiffs, co-authors or participants, which extends the liability of such acts to members of legal entities that participated in such decisions or omitted to do so, when they could avoid the damages arising therefrom.

Registration of BDRs with the CVM

The rules enacted by CMN, the Central Bank of Brazil and CVM require that the depositary file the relevant BDR program with the CVM and the Central Bank of Brazil for purposes of enabling remittances of funds to and from Brazil in connection with the offer and sale of BDRs in Brazil, the sale of the underlying shares offshore and the payment of dividends and other distributions to holders of the BDRs. These rules further require that any such remittances be registered with the Central Bank of Brazil by the engaged custodian on behalf of the depositary. The remittance of funds offshore in connection with the offer and sale of the BDRs in Brazil is limited to the proceeds from the sale of such BDRs in a Brazilian market regulated by the CVM, net of commissions and other related expenses.

As a general rule, the BDRs may be redeemed for the purposes of selling the underlying shares offshore. The proceeds from any such sale may not be used for other investments outside Brazil and must be repatriated within seven days from the date in which the BDRs are redeemed. Foreign investors purchasing BDRs pursuant to the provisions of CMN Resolution No. 4,373 are not subject to such a repatriation requirement, but must record any such redemption with the Central Bank of Brazil. Dividends and other distributions made to Brazilian residents in connection with the BDRs must be repatriated, but may be applied to the acquisition of additional underlying shares. Individuals domiciled in Brazil and non-financial institutions, investment funds and other investment companies incorporated in Brazil may purchase shares issued offshore by sponsors of BDR programs in Brazil for purposes of depositing such shares with the relevant custodian and request the issuance of BDRs in Brazil. The depositary is responsible for maintaining and updating the registration of the BDR program with the Central Bank of Brazil, including the flow of funds in connection with redemptions and payments of dividends and other distributions.

In connection with our registration as a publicly-held company and the listing of our BDRs in Brazil, we will have to comply with certain disclosure requirements. As a result, we are required to file with the CVM: (i) on an annual basis, a reference form (formulário de referência) in Portuguese by the fourth month of each year, which summarizes our financial, legal and operating information; (ii) quarterly financial information with 45 days after the end of each quarter; and (iii) on an ongoing basis, reports disclosing limited information on call notices and minutes of general meetings as well as material facts and notices to the market, as required by applicable rules.

Other Countries

We also have operations outside of Brazil, including in Mexico and Colombia, along with information technology and business support operations in Argentina, Germany and the United States. In particular, in Mexico, our products are offered by both a financial institution (subject to the Popular Savings and Credit Law) and a commercial entity. Similar to financial entities in Brazil, financial entities in Mexico are subject to extensive regulation and the oversight of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria de Valores, or the “CNBV”). Mexican authorities have been reviewing the regulations applicable to financial entities (and enacted the Fintech Law in 2018) and closely supervise financial technology companies.

Furthermore, on December 10, 2020, our subsidiary Nu Tecnologia entered into a purchase agreement for the acquisition of 100% of Akala, a Mexico-based financial cooperative association engaged in fundraising and financial services, inoperative since 2018 but with a valid “SOFIPO” license. The main characteristic of a SOFIPO-type license is to enable institutions to take deposits from customers, while having fewer assets and lower capital requirements compared to banks. On December 18, 2020, we submitted a change of control request with respect to Akala to the CNBV, and in September 2021, the acquisition closed.

In Colombia, our credit card product is offered by a commercial entity that is subject to extensive regulation, including those governing consumer protection (namely Law No. 1,480 of 2011, Decree No. 1,074 of 2015 and the Sole Circular of the Industry and Trade Superintendence) and data protection (Law No. 1,581 of 2012). In addition, interest rates in Colombia are capped, as provided in the Colombian Commercial and Criminal Codes. Our activities in Colombia are subject to the supervision of the Industry and Trade Superintendence with regards to consumer relations, data protection and antitrust. Furthermore, the Colombian Financial Regulatory Unit, URF, has proposed various changes to financial regulations that may be implemented in the future and affect our Colombian operations.

In the EU, on account of our employees based in Germany, we are subject to the GDPR, as described in greater detail in “Risk Factors—Risks Relating to Regulatory Matters and Litigation—We are subject to costs and risks associated with enhanced or changing laws and regulations affecting our business, including those relating to data privacy, security and protection. Developments in these and other laws and regulations could harm our business, financial condition or results of operations.”

For more information regarding the laws and regulations applicable to our business, see “Risk Factors—Risks Relating to Regulatory Matters and Litigation.”

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Overview

Our Mission and Vision

Our mission is to fight complexity to empower people in their daily lives.

In 2013, we chose to begin our journey by disrupting the financial services market in Latin America, the market value of which we estimate will reach approximately US$1 trillion in 2021. This opportunity includes approximately 650 million people in Latin America according to the World Bank, many of whom we believe are underbanked and deeply unsatisfied with their legacy bank relationships, or completely unbanked.

We are in the early stages of technology companies revolutionizing a broad range of services by putting the customer at the center of their strategies and architecting experiences based on mobile-first and cloud-based models. We believe new technology-driven companies can capture market share from legacy providers across all industries, expand the size of addressable opportunities and operate with superior economics. We also believe there is a significant opportunity to use the latest technologies and business practices to create new and more user-friendly experiences for individual consumers and SMEs that are simple, intuitive, convenient, low-cost, empowering and human.

As we pursue our mission of empowerment, we are building a company focused on connecting profit to purpose in order to create value for all our stakeholders, and deliver a positive impact on the communities we serve.

Welcome to Nu

We believe Nu is one of the world’s largest digital banking platforms, and one of the leading technology companies in the world, with 48.1 million customers across Brazil, Mexico and Colombia as of September 30, 2021. We are building our business based on four core principles: (1) a highly curated customer-centric culture that permeates everything we do; (2) the prioritization of human-centric design across all of our mobile-apps, products, services and interactions to create extraordinary customer experiences; (3) the development of advanced proprietary technologies built from the ground up by some of the best talent from around the world; and (4) the utilization and optimization of data science and powerful proprietary models that support every aspect of our business. We combine these to create a self-reinforcing business model that we believe enables us to serve our ecosystem of customers and partners more effectively as we grow to generate significant impact to our stakeholders and sustainable competitive advantages in the marketplace. Together, these have compounded since our founding to produce:

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A Digital Banking Leader – As of September 30, 2021, 2021, we had 48.1 million customers, including approximately 28% of the population of Brazil aged 15 and above. We were also ranked as the #1 Bank in Brazil by Forbes for each of the past three years, the #1 Digital Banking App in the World by Pymnts.com in 2021, and Latin America’s Best Bank and Best Digital Bank by Euromoney in 2021.

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One of the Most Loved Companies and Trusted Brands – By delighting our customers, we have created a powerful reputation and a valuable brand that is highly regarded in our markets and around the world. For example, we were listed in 2021 by TIME as one of the 100 Most Influential Companies in the world and by CNBC as one of the Top 50 Disruptors in the world. We were also ranked as the #1 Most Loved Brand in Brazil by eCGlobal in 2021.

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A Powerful and Expanding Ecosystem of Solutions and Services Across the Five Financial Seasons – We have developed a growing suite of essential and high engagement financial solutions designed to create superior customer experiences across the Five Financial Seasons of a consumer or SME customer’s journey. These Five Financial Seasons include (1) Spending with our credit and debit cards, QR code-based and PIX instant payment arrangements, WhatsApp Pay and traditional wire transfers; (2) Saving with our Nu personal and business accounts; (3) Investing with our direct-to-consumer NuInvest digital investment platform; (4) Borrowing with our transparent, easy-to-manage credit cards and personal loans with limits that grow over time as users build their credit histories with us; and (5) Protecting with our insurance solutions. We have also broadened our ecosystem by adding products and services from marketplace partners to our platform, such as insurance, mobile phone top-ups, and foreign remittances, as well as collateralized loans, all under the Nu brand and with the same customer experience as with our proprietary products.

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A Highly Engaged and Loyal Customer Base – We have built a strong reputation with our customers for being fair, transparent, trustworthy and high quality. In addition, we have developed a strategy to cultivate our customer relationships to foster new referrals and higher deposit and spending rates. As a result, we (1) acquired approximately 80%-90% of our customers organically on average per year since our inception, either through word-of-mouth or a direct unpaid referral from an existing customer without incurring direct marketing expenses; (2) received a Net Promoter Score, or “NPS,” of 90 in Brazil and 94 in Mexico, which we believe far exceeds incumbent banks and all other major local financial technology companies; and (3) have become the primary banking relationship for over 50% of our active customers who had been with us for more than 12 months as of September 30, 2021. We consider ourselves the primary banking relationship for those of our active customers who had at least 50% of their post-tax monthly income move in or out of their NuAccount in any given month. For more information on how we calculate organic customer growth and primary banking relationships, see “Glossary of Terms.”

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Advantaged Unit Economics – We operate with favorable unit economics, as demonstrated by our ability to recover our CAC with cumulative contribution margins in fewer than 12 months on average, while continuing to expand revenue and contribution margins significantly thereafter. We measure our customer acquisition efficiency by comparing the LTV of acquired customers to the CAC of those acquired customers to calculate an “LTV/CAC ratio,” which we estimate to be greater than 30x. We believe these strong economic measurements are supported by our ability to:

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Acquire customers organically at a low CAC – For the nine months ended September 30, 2021, our CAC was US$5.0 per customer of which paid marketing accounted for approximately 20%. Based on our internal research and publicly available information, we believe our CAC is one of the lowest across consumer FinTech companies in the world. In addition, we believe our organic customer acquisition model is among the best-in-class as evidenced by the fact that we have acquired approximately 80%-90% of our customers organically on average per year since our inception.

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Increase Monthly ARPAC – For the three months ended September 30, 2021, our Monthly ARPAC was approximately US$4.9. For customers who were active across our core products, which include our credit card, NuAccount and personal loans, we had Monthly ARPACs in the US$23 to over US$34 range for the month of September 2021. We estimate that the monthly average revenue per active retail customer for incumbent banks in Brazil was approximately 10x higher than ours in the first six months of 2021. This calculation assumes an estimated average active customer base for certain incumbent financial institutions that do not report this metric. We estimated the number of active customers at each incumbent financial institution using the median active-to-total customers ratio from Nu and one incumbent bank, which was 63% for the six months ended June 30, 2021. Based on this estimate, the incumbents had average Monthly ARPACs of US$38 for the six months ended June 30, 2021.

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While we may not reach these levels because the majority of our products have no fees, we believe we can increase our Monthly ARPAC meaningfully over time by (1) capturing greater customer wallet share across our customers’ existing products and (2) cross-selling additional products to existing customers.

•

Our World-Class Talent – We have assembled one the most international teams in Latin America. Our employees represent over 45 different nationalities and bring experience in scaling some of the largest technology and financial services companies in the world. We believe our culture, mission and commitment to innovation has helped us become a hub of the best engineering talent, not only in the region, but also internationally.

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Compounding Growth at Scale – Though we have incurred a US$99.1 million loss for the nine months ended September 30, 2021, and a US$171.5 million, US$92.5 million and US$28.6 million loss for the years ended December 31, 2020, 2019 and 2018, respectively, we have grown our customer base and our revenue at high annual growth rates. As of September 30, 2021, we had 48.1 million customers, which represents an increase of almost 9x from 5.2 million as of September 30, 2018 (or a CAGR of 110%; see the chart below entitled “Total Customers (in Millions, % YoY Growth)” and “Summary Consolidated Financial and Other Data” for further information on annual growth rates). Of these 48.1 million customers, approximately 73% were monthly active customers as of September 30, 2021. In the three months ended September 30, 2021, we added an average of 2 million net new customers per month across Brazil, Mexico and Colombia.

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Regulatory – We are committed to open, collaborative and transparent relationships with public officials as we work to improve how people are served by the financial sector. Over the past several years, Nu has been very active in some of the latest landmark regulations for the financial system in Brazil, such as: Brazil’s real time payment system PIX, open banking, portability of checking accounts, cybersecurity and others. By applying our values to regulatory proposals we believe we can help shape a more competitive landscape for Latin America’s financial sector. Through this process, we believe to have established a positive reputation and an open and collaborative relationship with regulators in the countries we operate.

•

Nu Impact – We have a strong commitment to advancing ESG efforts, which is reflected in our “profits with a purpose” approach. We believe in shared value creation for all our stakeholders, with ESG integration and transparent governance in all of our decision-making processes. We are committed to making a positive social impact on the lives of our customers and the communities we serve. Our business reaches 100% of the municipalities in Brazil in line with our mission to provide financial access and literacy, which we view as crucial to inclusive growth and sustainable development. We estimate that we provided the first credit card or bank account, as of September 30, 2021, to approximately 5.1 million people. With this access, based on internal survey data, more than 67% of our customers say they have gained more financial independence due to the use of our financial services and 80% reported they could overcome unforeseen financial issues as a result of the access to our credit products. Our strong focus on impact allows us to recruit and retain the best talent and diverse teams, ensuring that we have the depth of perspectives to design the best human-centered customer experiences. As of September 30, 2021, our employees in Brazil were 32.3% black or brown, 44.4% women, and 26.9% LGBTQIA+ (lesbian, bisexual, gay, transgender, two-spirit, queer, questioning, intersex, asexual, nonbinary, gender nonconforming and non-heteronormative) and 61.3% of our employees in leadership positions were from underrepresented groups.

At Nu, we want to be known not only for the revolution we started, but also for the way we started it.

Total Customers

(Millions, % YoY Growth)

48.1
62%
60%
58%
66%
13x
91%
133%
203%
234%
201%
155%
109%
98%
3.7
114%
129%
138%
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21

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Our Customers

Our Customers

Patricia Botelho Nu Customer, Brazil “ I’m a Nu customer because it’s an easy-to-use banking platform that solves my challenges. I think it’s modern, approachable, and without bureaucracy. Today, it’s my primary bank and I do everything I need directly through the app. I keep all my money in Nu’s account because it yields more than a regular savings account. Nu brought more convenience and agility to my financial life.”

“Robson dos Reis Santos Nu Customer, Brazil I’ve always been frustrated by traditional banks — the way they charge bank fees, having to deal with physical branches, and customer service that always seems closed, robotic, and impersonal. In this sense, getting to know Nu has been liberating. Nu liberated me from physical branches and paying annual fees. Whenever I contact them, the experience is always very friendly and relaxed, and even puts a smile on my face. Nu brought me more financial control, helped me make my dreams come true, and gave me freedom to choose what’s best for me.”

Juliana Jiménez Nu Customer, Mexico I’ve always found the behavior of traditional banks problematic, from their inefficient customer service and absurd bureaucracy, to the ridiculous hidden fees they charge without you knowing. To me, calling a bank or going to a branch meant getting annoyed, mad, and just having an overall bad time; a bad experience. I wanted to find an alternative that didn’t just take my money and time away from me. Nu fixed that. Nu provided me with an alternative that not only fits my lifestyle but helped me focus on the important things in my life: my time, money and putting energy into the things I really care about.

Nu means friendship to me. I see Nu as my friend not as my bank or credit card, not just a company. Everything in our lives has been changing and becoming simpler except for the traditional banking system. They were still focused on bureaucracy and complexity. It was time for a change, and it came thanks to Nu. Nu changed my whole perception of financial services and allowed me to have an easier and simpler way to manage my money. That in and of itself is very important to me. Fabián Norbey Moreno Nu Customer, Colombia

Endy de Almeida Nu Customer, Brazil These days, time is precious. I prefer to spend my time doing things that are productive and satisfying. It was the loss of time and the frustration with abusive fees that made me a Nu customer. With Nu, I have full control of my money at my fingertips and I can organize my purchases with my credit card extremely efficiently. No more wasting time going to branches, no more paying hidden fees. Nu gave another meaning to the word freedom in my life. Even though I have been a customer for years, Nu never ceases to amaze me by launching incredible new products like the Ultraviolet card. I now get cash-back on all my purchases and I receive exclusive benefits! Without a doubt, Nu is a turning point in my financial life.

Victória Crystina M. Guimarães “ Nu Customer, Brazil I believe that Nu is a company capable of adapting to the various needs and life moments of all people. I expect that over time, Nu will continue to transform and evolve itself, constantly adapting to my needs, just as my life, my reality, and my needs also continue to evolve.”

Mila Oliveira Nu Customer, Brazil I’ve been a Nu customer for almost 4 years now. Before Nu, when I had an account at a traditional bank, I had never had access to credit. With Nu, I received my first credit card, invested my money, and was able to open my own business as a self-employed person. Nu made a real difference in my life because without the trust they placed in me, I would not have achieved my financial freedom.

Haroldo Lamberti Nu Customer, Brazil Nu brought me simplicity and practicality, both in the use of my account and the app itself. One of the things I like the most is the security Nu brings me, especially with features such as the virtual card, which gives me peace of mind when shopping online. Another thing I really like is how I can split my money from the main account to the “Save Money” section automatically. Nu gives me joy and more convenience in taking care of my financial life.

Vitor Botega SME Customer from a Small Business I’m an entrepreneur and work from home all day. It’s very important for me to have full control of my financial life in the palm of my hands, without having to worry about extra costs or fees. Nu for me is synonymous with that practicality! My financial life became much more agile and simple ? even more so with the possibility of using my personal account and my business account in the same application.

Thais Vieira SME Customer from a Medium Sized Business 2020 brought many changes to everyone’s lives, including mine: I became an entrepreneur! It was in January 2021, that Felicit was born with the dream of bringing safe food to anyone with dietary restrictions, especially celiacs. With so many questions about which companies I wanted to bring on this journey, the only certainty I had was in relation to the financial part: it had to be Nu! I had already been a customer with a personal account for a few years and realized that Nu always met all my needs and expectations. I didn’t expect any less from the SME NuAccount, especially considering the fact that Nu is concerned with small businesses and is completely digital, which makes my life much easier on a daily basis! When I think of Nu, I think of a company that brought security, ease, and transparency to my life and business. And, my favorite part: real human customer service. Every time I needed to get in touch with the team, I was very well attended (I even felt special!) and my questions were addressed quickly and completely.

Our Attractive Opportunity

Within Latin America, we currently serve Brazil, Mexico and Colombia, which together accounted for over 60% of the population and 61% of the GDP in the region in 2020 according to the World Bank, and provide a fertile opportunity for our services due to several attractive attributes and market characteristics, including:

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Meaningful Pain Points in the Market – Financial services consumers in our markets suffer from real pain points, which gives us a significant opportunity to provide them with solutions. Incumbent banks in Brazil, Mexico and Colombia, which on average hold between 70% and 85% of all loans and deposits, charge very high fees and generate outsized profits, based on data from the respective Central Banks.

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Powerful Secular Trends – The Latin American region is benefitting from several positive secular trends that are highly complementary to our business. For example, there is a strong technology adoption trend in the region as illustrated by the 80% smartphone adoption rate projected in 2025 according to GSMA. This trend is fueled not only by the size of the population under 30 years old in Brazil, Mexico and Colombia (44%, 51% and 58% of the total population, respectively), but also a growing middle class, driving some of the highest mobile app usage rates in the world, based on time spent in mobile apps. In 2020, based on publicly available information, Brazil had the fifth highest smartphone usage globally. In terms of global ranking of users for social media apps, Brazil stands at either #2 or #3 in the world for major social apps such as Facebook, WhatsApp, Instagram, TikTok and Twitter, while Mexico stands at either #5 or #6 across these apps. For those same apps, Brazil has an average of approximately 80 million users per app while Mexico has approximately 38 million users per app, according to eMarketer. The foregoing figures for Facebook, Instagram, and Twitter are as of October 2020, WhatsApp as of August 2020 and TikTok as of April 2021.

In addition, regulators across the region have been promoting policies designed to foster innovation, instill access and increase competition in the financial services sector. We believe this represents a significant opportunity to disrupt legacy providers through innovative business models and mobile app-based solutions.

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Significant Penetration Opportunities – Financial services in Latin America still offer a significant penetration opportunity ahead as the electronic payments and consumer credit segments continue to deepen across the region and approach current levels in the United States and the United Kingdom, based on data gathered from the World Bank and the IMF. For example, in Brazil, Mexico and Colombia there is: (1) a large unbanked population consisting of 134 million adults in aggregate; (2) low credit card adoption rates of 27.0%, 9.5% and 13.9%, respectively, compared to 65.6% in the United States and 65.4% in the United Kingdom; (3) limited household debt as a percentage of GDP, at 30.5%, 16.2% and 27.6% in Brazil, Mexico and Colombia, respectively, compared to 55% to 85% in developed markets (consisting of the United Kingdom, the United States, Spain, Japan and France), according to data from the IMF and (4) a low credit and debit purchase volume as a percentage of household consumption: 40%, 24% and 15% in Brazil, Mexico and Colombia, respectively, compared to 51% in the United States and 62% in the United Kingdom, according to the World Bank as of 2020. This suggests a 2x-to-3x penetration opportunity for financial products in Latin America over the coming decades.

Our Go-to-Market Approach

We serve a broad customer base of 47.0 million individual consumers and 1.1 million SMEs as of September 30, 2021. Our customer base is well diversified across various demographic measures, such as income, age and geographical dispersion, and relatively in line with the overall segmentation of our markets. Based on our analysis of publicly available data and the general composition of the customers in our industry according to the Oliver Wyman Report, we believe we serve a larger proportion of younger consumers than incumbent banks. We believe our position creates opportunities to grow with our customers as they accumulate wealth and reach life milestones that expand their financial needs.

We go to market, serve and support our customers through an all-digital, cloud-based model that is low-cost and highly efficient without the need for expensive real estate and bank branches. We market and sell our solutions and services online by (1) prioritizing high-quality customer experiences to drive organic word-of-mouth advertising and customer referrals, (2) fostering our social media presence and developing digital content to drive awareness, education and engagement, and (3) making selected investments in marketing and promotional campaigns when returns are attractive to further accelerate customer adoption.

We operate with significant advantages that have helped us grow rapidly. For example, we have increased our Monthly ARPAC by growing our share of wallet and driving the adoption of multiple products, increased our customer retention through our focus on strong customer engagement and satisfaction, and increased our position as the primary banking relationship for our customers. As a result, we have increased the lifetime value of our customer relationships. Our approach has also enabled us to generate operating efficiencies, including a low cost to acquire new customers, a low cost to serve our customers, a low cost of risk, and a low cost of funding.

We earn revenue from two main sources: fees and interest payments. Fees include fees imposed on credit and debit card transactions, payments, loyalty programs, prepaid mobile phone top-ups and distribution of certain financial products and services, such as investments, insurance and remittance products. Interest payments are related to interest charged on revolving and refinanced credit card balances and personal loans, as well as interest earned on deposits, government bonds and other interest-earning instruments. For the nine months ended September 30, 2021, 43% of our revenue was earned through fee and commission income, which comes mostly from interchange fees and is not directly charged to the customer.

For the nine months ended September 30, 2021, we had US$1,062.1 million in revenue, which represents an increase of 394% and a CAGR of 70% from US$214.9 million in the nine months ended September 30, 2018, or an increase of approximately 634% and a CAGR of 94% from US$146.0 million in the nine months ended September 30, 2018 when computed on an FX Neutral basis (see the chart below for year-over-year growth rates). A reconciliation of our FX Neutral revenue to the IFRS measure of this metric can be found under “Summary Consolidated Financial and Other Data—Non-IFRS Financial Measures and Reconciliations.”

FX Neutral Revenue per Quarter

(US$ Mn, % YoY Growth)

In 2020, we reported US$737.1 million in revenue, and US$326.9 million in gross profit, representing year-over-year increases of 20% and 32%, respectively, versus 2019, or a year-over-year increase of 60% and 75%, respectively, versus 2019, when computed on an FX Neutral basis. In the nine months ended September 30, 2021, we reported US$1,062.1 million in revenue, and US$506.0 million in gross profit, representing year-over-year increases of 98.7% and 101.9%, respectively, versus the nine months ended September 30, 2020, or a year-over-year increase of 105.4% and 108.7%, respectively, versus the nine months ended September 30, 2020, when computed on an FX Neutral basis. A reconciliation of our FX Neutral revenue and gross profit to the IFRS measures of these metrics can be found under “Summary Consolidated Financial and Other Data—Non-IFRS Financial Measures and Reconciliations.”

Our Unique Approach

We are building our business using a unique approach that combines our four core principles to create a self-reinforcing business model that helps us nurture and grow our expanding ecosystem of individual consumers, SMEs and marketplace partners. Our four core principles are described in more detail in the following table.

Core Principle	Description

Customer-Centric Culture We Are Obsessed with Serving Our Customers

Since our company was founded, we have intentionally and consistently cultivated a culture that is obsessed with delighting our customers. This culture is central to achieving our mission and we remain vigilant in preserving and nurturing it. The core values of our culture are:

•  We Want Our Customers to Love Us Fanatically – We design products and deliver experiences that delight customers, empowering them to take control of their financial lives. We tailor customer interactions and communication across all touchpoints from our brand to create an emotional bond with lasting relationships.

•  We Think and Act Like Owners, Not Renters – We want all our employees to think like owners and treat the business and our customers like their own, which we believe is essential to creating long-term shareholder value, with approximately 76% of our employees owning Nu shares or holding share-based incentive awards as of September 30, 2021.

•  We Are Hungry and Challenge the Status Quo – We have a culture of non-conformism that seeks to challenge and improve on the status quo. This is the principle that drives our team not to rest on our laurels and to keep pushing for more innovation and growth.

•  We Pursue Smart Efficiency – We aim to minimize waste in all of its forms to benefit our customers. We believe in using technology to build proprietary systems that give us scalability while making sure we optimize the use of all the constrained resources we have as a company: our people, our time, our attention and our capital, among others. As we gain efficiency, we are able to pass those gains to our customers, continuously working to provide services at lower costs.

•  We Build Strong and Diverse Teams – We believe that true creativity is bred in diversity in all of its forms, and have assembled a team of exceptional talent from around the world, who contribute their diverse experiences, preferences and perspectives to serve local markets. We appreciate diversity and value the importance of creating an inclusive workplace comparable to the community we serve, which we believe is a key driver of innovation.

Extraordinary Customer Experiences We Focus on Creating Superior Customer Engagement and Experiences

We aim to deliver simple, easy to use products, seamlessly integrated through our Nu mobile application and backed up by our team of Xpeer customer support specialists. This is driven by:

•  Mobile and Digital First Products – We focus on developing cloud-based mobile applications that provide our customers with a modern digital experience at their fingertips on any device.

•  Product Simplicity – We offer digital financial services products that are simple, transparent, accessible and easy to use.

•  Human-Centered Design – We design our solutions around the human perspective and seek to create a high-quality experience that is intuitive for our customers in everything we do.

•  Seamless Integration – We create a seamless experience by using our Nu mobile app to provide our customers with easy and integrated access to all of our products and services.

•  Xpeers – We employ a highly trained support team of customer service agents, or “Xpeers,” who use proprietary software and AI-enhanced algorithms to continuously improve the customer experience by leveraging customer interactions to enhance everything we do, while contributing to the product co-creation process. For more information, see “—Our Customer Service and Support.”

Core Principle	Description

Advanced Technology We Lead Everything with Technology

We use advanced technologies and modern tools to deliver a superior experience for our customers in a hyper-scalable and secure environment. We prioritize building our own architecture and investing in engineering talent. The key components of our technology include:

•  NuCore Technology Platform – All of our products, services and operations are powered by NuCore, our proprietary, cloud-based core banking platform that we designed and built from the ground up. NuCore enables us to centrally manage several key functions, including transaction authorization and processing, core banking, regulatory reporting, business operations, customer services, credit underwriting and fraud prevention. This provides us with greater speed and control to optimize our products and address the needs of the markets in which we operate. It also allows us to innovate on core product features that won’t be immediately accessible to competitors that leverage platforms that are standard in the market today.

•  Microservices Approach – We use a versatile, decentralized technology architecture to manage and deploy over 500 modular microservices that we have developed. This advanced technology strategy enables us to scale, launch new products, enter new markets, and maintain and evolve our codebase incrementally with decentralized ownership.

•  Immutable Architecture – We have created an advanced, immutable ledger utilizing the Datomic database technology we developed. This provides us with a highly reliable audit trail and transaction history that we believe provides better accuracy, control, reliability and transparency versus traditional database architectures. As a result, we are able to develop new code more aggressively with 120+ deployments per day on average during the nine months ended September 30, 2021.

•  World-Class Software Engineers – We have attracted excellent software engineers from around the world who are drawn to our advanced technology strategies and want to code at a cutting-edge level using Clojure, the advanced programming language that we sponsor following our acquisition of Cognitect, a U.S.-based software consultancy whose founders created the language. We believe we have become a destination for top talent not just in Latin America but increasingly globally. We have over 1,000 developers and engineers organized across 75 agile development squads in six global technology hubs in Brazil, Mexico, Germany, the United States, Argentina and Colombia.

Proprietary Data Science Everything We Do is Driven by Data Science

We acquire, store and analyze an enormous amount of data that we use to inform our decision making, reduce risks and improve the customer experience. This provides us with significant advantages and ways to add differentiated value to our customers such as our proprietary NuX credit engine. Our data science strategy consists of:

•  Proprietary Data – On average, from January 1, 2021 through the date of this prospectus, we collected approximately over 11,000 data points on each monthly active customer, which our team, including 100+ data scientists, uses to better understand customers’ behavior, risks and financial needs to better serve them across their lifecycle with Nu. We believe this proprietary data set is difficult to replicate, provides us unique insights and strengthens our NuX credit engine and machine learning models.

•  Powerful NuX Credit Engine – Our in-house, proprietary credit underwriting engine learns from customer behavior, enabling us to develop curated credit strategies to offer customers the best product for their specific financial situation. For example, we utilize these capabilities to offer customers with limited credit histories a small credit line to start, which can grow as we learn more about their behavior.

•  Artificial Intelligence and Machine Learning – We utilize a combination of proprietary and best-of-breed machine learning algorithms and artificial intelligence tools to continuously improve our underwriting, customer experience, risk management and operations.

•  Self-Driving Ecosystem – We integrate all data in our Nu Ecosystem to develop a holistic profile of our customers, enabling us to algorithmically recommend products in real time that may meet specific customer needs throughout their financial journey.

Our Partners

Michael Miebach Chief Executive Officer, Mastercard We have had the benefit of closely witnessing the digital revolution in financial services over the past decade across the globe, in both developed and developing markets. Nu has achieved remarkable growth, emerging from Brazil to become one of the world?s largest neo-banks. We are excited to see them maintaining their accelerated pace of growth through their successful international expansion. As an early partner since 2014, Mastercard will be honored to continue in this journey with Nu.

Evan G. Greenberg Chairman and Chief Executive Officer, Chubb With over 40 million customers in Brazil, Nu has accelerated financial inclusion in the region by digitizing and simplifying financial services, making them affordable for a broad range of people who were previously excluded from the system. Their rapid growth demonstrates they have the right technology, customer focus and execution mindset.

Fernando Pavani CEO & Founder, Remessa Online “At Remessa, we believe that we have developed the best currency remittance product in Brazil. It is the simplest, most reliable, transparent and efficient option in the market for all kinds of international transfers. But one of the biggest challenges for our growth has historically been the distribution of our product at scale. By partnering with Nu, we were immediately able to connect with one in every five adults in Brazil. Becoming part of Nu’s unparalleled consumer ecosystem was true game changer.”

Our Self-Reinforcing Model

Our self-reinforcing business model, illustrated below, includes seven key elements that we combine to serve our customers more effectively, generate competitive advantages, nurture and grow our ecosystem and create shareholder value.

The seven elements of our model include:

1.

More Customers – Our most significant source of marketing is word-of-mouth recommendations from existing customers, which has resulted in viral organic customer acquisition and very high retention. This leads to:

2.	More Engagement and Scale – Our customers increase their engagement with and usage of our high frequency and essential solutions or adopt new solutions. This leads to:

3.

More Data – We gather data from each customer and each transaction. These data compound in value as we grow and drives our artificial intelligence and machine learning algorithms to improve everything we do. This leads to:

4.

Lower Costs – We use our growing data sets to make smarter underwriting decisions, continuously improve customer segmentation and optimize business operations, which can improve efficiencies. This leads to:

5.

Attractive Fees and Rates – We use our greater insights, efficiencies and cost savings to offer customers products with attractive fees and rates as we better understand their total risk profile and optimize our own operations. This leads to:

6.	Better Products and Experiences – We can also use our greater insights and efficiencies to improve our product design, optimize the customer experience and develop new features. This leads to:

7.

A Growing Nu Ecosystem – Our ecosystem includes our 48.1 million customers, composed of individual consumers and SMEs, and a growing number of marketplace partners who we partner with to offer attractive solutions beyond our core capabilities.

Our self-reinforcing model and execution have resulted in a large and vibrant community of customers, consisting of (1) individual consumers across all social classes and ages and (2) SMEs including small businesses and entrepreneurs that help fuel the economy. These customers, combined with a growing set of products that they love, a network of third-party vendors and service providers, and a substantial media following, forms our large and expanding Nu ecosystem:

Our Market

Our Market Opportunity

Latin America is a large and dynamic region, with a total population of 652 million people as of December 31, 2020 and GDP of US$4.5 trillion in 2020 according to the World Bank. We currently operate in Brazil, Mexico and Colombia, which collectively account for 60% and 61% of the region’s population and GDP, respectively.

Over time we aim to expand our presence to additional markets in Latin America, as consumers and SMEs have for too long faced a banking system with substantial challenges that create market inefficiencies and opportunities for disruption.

Our SAM includes the retail financial services we currently operate in Brazil, including revenue from:

•

Retail credit (including payroll personal credit, SME credit, auto loans, unsecured personal credit, credit card revolving, credit card financing, and other), defined as interest income net of funding costs and credit charges;.

•	Payments, defined as prepaid, debit and credit interchange fees;

•	Investments, defined as fees from securities brokerages, private pensions, savings accounts and investment funds;

•	Insurance brokerage, defined as fees from distribution of life and property & casualty, or “P&C” insurance products.

The revenue potential of the retail financial services amounted to US$99 billion in 2020 and it is projected to grow at a 5% CAGR to US$126 billion by 2025, according to the Oliver Wyman Report. Both our revenue of US$737 million for the year ended December 31, 2020 and our revenue of US$1.9 billion for the twelve months ended September 30, 2021 accounted for approximately 1% of this SAM, demonstrating the massive opportunity ahead. We calculate our revenue of $1,265 million for the twelve months ended September 30, 2021 as our revenue for the year ended December 31, 2020, plus our revenue for the nine months ended September 30, 2021, minus our revenue for the nine months ended September 30, 2020.

The Near-Term SAM, or “NTSAM,” in addition to Brazil, also includes Mexico and Colombia, countries we recently entered. The retail financial services NTSAM amounted to US$129 billion in 2020 and it is projected to grow at a 7% CAGR to US$177 billion by 2025, according to the Oliver Wyman Report.

Lastly, our TAM represents the total potential opportunity across all of Latin America, including marketplace revenue, defined as take rate fees derived from e-commerce marketplace gross merchandise volume. The retail financial services and marketplace revenue opportunity amounted to US$186 billion in 2020 and it is projected to grow at a CAGR of 8% to US$269 billion by 2025, according to the Oliver Wyman Report.

SAM, Near-Term SAM, and TAM

(US$)

According to the Oliver Wyman Report, retail credit for individuals and SME credit accounted for approximately 75% of the revenue pool for retail financial services in 2020, and it is projected to have a CAGR of 6% from 2020 to 2025. This is the segment where we believe we have strong competitive advantages as a result of our superior underwriting capabilities, lower customer acquisition costs and ample funding. The fee portion of this revenue pool, composed of cards, investments, insurance brokerage and marketplace, accounts for 25%, and it is projected to have a CAGR of 11% from 2020 to 2025.

Total Addressable Market

(US$ Bn)

For more information regarding our market opportunity, see “—Deep Dive on Our Industry Background and Market Opportunity.”

Industry Background – the Latin American Financial Services Industry is Broken

Consumers and SMEs in Latin America have long faced a banking system with substantial challenges that create attractive opportunities for disruptors, including:

•

Highly Concentrated Banking Sector with a Lack of Competition – The banking sector in Latin America is highly concentrated, controlled by a small number of incumbent financial institutions in each country. According to the respective Central Banks as of December 2020, the five largest banks in each of Brazil, Mexico and Colombia control between 70% and 85% of all loans, deposits and overall banking revenue in their respective markets, shares that are significantly higher than those of most developed markets. Given its highly concentrated nature, the Latin American banking sector has long-suffered from a lack of competition. We believe this has resulted in less innovation, a more limited selection of products and services, and higher fees than in the more open and competitive markets of the United States and Europe. While this concentration has enabled the large incumbent banks to maintain their status quo, we believe it also creates a very fertile environment for disruption from new entrants who can use advanced technology, data and customer service to level the playing field.

•

High Cost to Serve – The incumbent banks in Brazil, Mexico and Colombia have expansive and expensive branch distribution networks supported by large workforces and legacy systems. For example, each of the five incumbents in Brazil are reported to have between 2,000 and 5,000 branches and around 80,000 employees each. We believe this legacy infrastructure has translated into a higher cost to serve, incentivizing incumbents to sell high-margin products while excluding a large segment of the population from the financial system. We estimate that in Brazil, our cost to serve and general and administrative expense per active customer is approximately 85% lower than those of incumbents, based on their publicly available financial statements. Based on this estimate, for the six months ended June 30, 2021, incumbents had an average monthly cost to serve and general and administrative expense per active customer of approximately US$15.7.

Number of Complaints

Received per One Million Customers in the Last Six Months of 2020

Note: Considers complaints received through direct channels, the Central Bank of Brazil and consumidor.gov.br.

•

Poor Customer Service and Lack of Trust – We believe that incumbent financial service providers in Latin America have historically provided poor customer service to consumers, given an overall lack of market competition and choices. By contrast, our obsession with customer-centricity aimed at delighting customers has enabled us to achieve and scale with NPS levels of 90 or above in the countries in which we operate, which we believe far exceed not only those of incumbent banks, but also those of other major local financial technology companies. We have been consistently recognized for our customer service, as highlighted by our multiple awards received in recent years, and—based on the latest publicly available information—we have compared very favorably to both incumbents and disruptors and have achieved the fewest customer complaints.

The high concentration of the banking sector, historic lack of competition and high cost to serve that characterize the financial services industry in Latin America have led to a pattern of behavior that has resulted in dissatisfied customers.

•

Significantly Underpenetrated Market – The Latin American banking sector remains significantly underpenetrated. Among the main reasons for such low levels of financial inclusion are the prohibitively high costs for financial services. According to a study from the IDB, one of the most cited reasons for not having a bank account is that opening and maintaining accounts are too expensive. In Brazil, 30.0% of the 169 million people aged 15 and above did not have a bank account as of 2017, according to the World Bank. In Colombia and Mexico, the unbanked population in 2017 stood at 55.1% and 64.6% of the 40 million and 96 million people aged 15 and above, respectively, according to the World Bank. Together, these three countries account for 134 million unbanked adults, according to the World Bank. Additionally, aggregate household debt in Latin American economies averaged between 5% and 30% of GDP in 2019 according to IMF data, compared to between 55% and 80% in the developed economies of the United States, Western Europe and Japan. Lastly, credit card penetration in Brazil, Colombia and Mexico stood at 27.0%, 13.9% and 9.5% of the population aged 15 and above, respectively, compared to 65.6% in the United States and 65.4% in the United Kingdom, according to World Bank data for 2017.

As a result of these dynamics, Latin America is one of the most expensive regions for banking in the world, in terms of both fees and net interest margins, or “NIMs”, with Brazil and Mexico being two of the most expensive countries. In addition, Latin America is one of the most profitable regions for the financial institutions sector, and Brazil and Mexico are among the most profitable countries for the sector globally.

Average NIM by Country

(2018-2020)

Average ROE by Country

(2018-2020)

Trends Accelerating Industry Disruption

We believe there is a very fertile environment for disruption from new entrants who can use advanced technology, data and customer service to level the playing field. Financial technology companies such as ourselves have the potential to completely change the landscape in Latin America by offering both low-cost and high-quality financial services to large portions of the region’s adult population, materially increasing overall socioeconomic development and the addressable market of financial services in the region.

We believe the significant challenges and trends seen in Latin American markets have already begun to encourage consumers to increasingly look to digital banking platforms to fulfill their day-to-date banking needs. According to the Oliver Wyman Report, the share of total outstanding retail credit attributable to digital banks and FinTechs in Brazil more than doubled from 2.0% to 4.6% between December 2017 and December 2020, and it is projected to triple to 6% in 2021, and rise to 13.0% by 2025. Based on our analysis of available data, during September 2021, there were over 27 million downloads of banking apps in Brazil, of which 66% was attributable to digital banks and FinTechs, compared to 25% for incumbent banks. This mix has consistently been shifting more towards digital banks and FinTechs, with digital banks and FinTechs doubling their share in the last three years.

Total Outstanding Balance of Retail Credit

Several factors are driving this shift away from incumbents:

•

Technological Innovation and Growing Payment Volumes – We believe that technological innovation, including the launch of instant payment solutions such as PIX in Brazil and CoDi in Mexico, will translate to sustained growth in electronic payments volumes. Latin America is expected to have an 80% smartphone adoption rate in 2025 according to GSMA, further facilitating technology inclusion. According to the Oliver Wyman Report, purchase volumes on credit, debit and prepaid cards in Brazil are projected to grow from US$386 billion in 2020 to US$698 billion in 2025 (R$2.0 trillion to R$3.6 trillion, using a fixed exchange ratio of 5.16), representing a CAGR of 13%. In Mexico, expectations for purchase volumes on credit, debit and prepaid cards are also positive and expected to grow from US$128 billion to US$233 billion in 2025, representing a CAGR of 13%.

•

Shift from Savings to Higher-Yield Investments – According to the Oliver Wyman Report, between 2018 and 2020, the share of retail investment assets under management by banks decreased from 93% to 81%. In our view, the superior customer experiences and low-cost, open platform distribution models employed by direct-to-consumer independent brokers will continue to gain market share. We also believe that improving levels of financial education combined with middle-class expansion and lower interest rates are contributing to the shift of Brazilian retail investors away from savings products towards higher-yield investments such as equities..

•

Favorable Regulatory Environment – Regulators in Latin America are promoting several initiatives to foster financial technology disruption to increase competition and financial inclusion. For example, in 2020, the Central Bank of Brazil rolled out its plan to enable open banking while launching PIX, an instant payment tool. In Mexico, the 2018 Financial Technology Law established the basis for the development of FinTech companies, and in 2019 CoDi, a platform for P2P transactions without commissions, was launched by Banxico. We believe that these regulatory changes will, together, increase efficiency, competition and innovation in the Latin American financial services market while increasing access to financial services.

Our Competitive Strengths and Advantages

The strengths generated by our core principles and our self-reinforcing model provide us with powerful competitive advantages that have enabled us to disrupt the legacy models of incumbent providers to become what we believe is one of the largest digital banking platforms in the world. We believe we are positioned favorably to continue to grow our business with attractive economics and expand our addressable market. We believe our advantages are difficult to replicate and will continue to strengthen as we scale, compounding over time.

We Have Significant Market and Leadership Advantages

Over the past eight years, we believe we have built one of the largest, most influential, and trusted technology companies in the world. This privileged leadership position provides us with several key advantages, including:

•

One of the Largest Digital Banking Platforms – We believe we have built one of the world’s largest digital banking platforms (based on number of customers), with 48.1 million customers across Brazil, Mexico and Colombia as of September 30, 2021.

•

First Mover Advantage – We were the first digital-native banking platform in Latin America and a pioneer in digital financial services globally. We have reached undisputed leadership in digital banking in Brazil in terms of number of customers and have been progressively claiming leadership in other countries in Latin America. In less than two years from the launch of our operations in Mexico in early 2020, we believe we have already become the top credit card issuer in the country, in terms of the number of cards issued during the months of July and August of 2021 based on data for other issuers from the Central Bank of Mexico, surpassing long-established incumbent players such as Banco Azteca, Santander Mexico, HSBC, BanCoppel and Banamex, based on data for other issuers from the Central Bank of Mexico. We estimate that the monthly average revenue per active retail customer for incumbent banks in Brazil was approximately 10x higher than ours in the first six months of 2021.

•

Trusted and Recognized Global Brand – We have created a globally recognized brand and market position across the digital services and technology landscape, which have built trust and product awareness that have helped us rapidly grow our customer base, retain our customers and drive greater product adoption. In 2021 we were named as one of the TIME 100 Most Influential Companies, one of the CNBC Disruptor 50, Latin America’s Best Digital Bank by Euromoney and the #1 Digital Banking App by Pymnts.com.

•

World-Class Talent – We have attracted highly talented employees from some of the leading technology and financial services companies around the world who have brought deep expertise and new ideas in technology development, data science, product design, marketing, credit underwriting, business management, corporate strategy and human resources. Our employees are aligned with our mission and have an ownership mentality—approximately 76% of our employees owned Nu shares or held share-based incentive awards as of September 30, 2021.

We Have Significant Operating and Financial Advantages

Our all-digital and data-driven business model provides us with significant advantages, which have enabled us to scale and operate in a highly efficient manner. These operating advantages include:

•

Extraordinary Customer Experiences – Our modern and intuitive products provide customers with extraordinary experiences which we believe are superior to both incumbent banks and other digital disruptors. We have NPS levels of 90 or above in the countries in which we operate, which exceeds those of many of the strongest consumer brands in the world. We believe our reputation for exceptional customer experiences fuels our brand recognition, organic and word-of-mouth-driven growth and strong customer retention.

•

Caring and Effective Customer Support – Our automated self-service support tools and highly trained team of Xpeers provide a superior level of customer service compared to many incumbent banks and financial services companies. We delight and educate our customers by providing them with a differentiated and human level of customer service, which we believe increases their financial literacy, improves their experience and increases their engagement with our platform.

•

Proprietary Control and Capabilities from Our Technology Platform – We designed and made a significant investment to build our own cloud-based core banking platform, unlike many other FinTech companies or banks that typically are dependent on third-party core bank systems and credit card processors. Our NuCore platform enables us to centrally manage key functions, including our credit card transaction authorization and processing and core bank account processing, which has enabled us to operate efficiently, roll out new products or features with speed and agility, and expand into and scale in new markets faster and more effectively, facilitating our ramp-up in Mexico and Colombia.

•	Low Operating Costs – We operate with a low-cost model across four key areas of our business:

–

Low Cost to Acquire – Given our focus on creating strong customer experiences, we have been able to acquire customers primarily through viral word-of-mouth and direct customer referrals, which has enabled us to acquire customers efficiently without expensive marketing campaigns or incentives.

–

Low Cost to Serve – By operating in a fully digital environment without the need for branches, and by consistently eliminating and simplifying processes, we have been able to serve our customers quickly and efficiently and achieve scale efficiencies that we can pass along to customers and investors.

–

Low Cost of Risk – By leveraging our advanced technology and proprietary data science to better assess and reduce credit risk, we have been able to operate and scale efficiently and offer more competitive pricing to our customers.

–

Low Cost of Funding – Our large and growing base of local currency deposits, originated 100% organically, has enabled us to cover more than our funding needs and extend increasing amounts of credit to our customers, creating a highly resilient, diversified and low-cost funding model that we can scale efficiently.

•

Advantaged Unit Economics – The self-reinforcing nature of our business model and our low operating costs have helped us generate strong unit economic performance, with an estimated LTV/CAC ratio of greater than 30x. We believe we benefit from several competitive advantages that include:

–

Increasing Revenue per Customer – Our cohorts show that we have increased our revenue per customer over time. We convert our strong customer experiences and low-and-grow credit underwriting approach into larger volumes and a greater wallet share of our customers’ financial lives, while also successfully cross-selling additional products to our customers. For example, for our monthly cohorts from the first quarter of 2017, our Monthly ARPAC had increased on average by more than 12x by September 30, 2021 versus their initial month.

–

High Customer Engagement – We believe that our continuous investments in technology and customer service combined with the compounding effects of our business model have resulted in engagement rates closer to those of social networks than digital banking platforms and helped us increase customer engagement over time. This resulted in an activity rate of approximately 73% in September 2021, which demonstrates the high frequency engagement and utility-like capabilities of our solutions.

–

Low Customer Churn – We believe that our high level of customer engagement has contributed to our low customer churn. In the nine months ended September 30, 2021, we had an average monthly voluntary churn of 0.06% (measured as customers who chose to leave our platform) and involuntary churn of 0.07% (measured as customers who we removed from our platform due to risk or fraud concerns). We expect that voluntary churn will remain low as we continue to deliver an extraordinary customer experience, and become the primary banking account for our customers, and cross-sell to our existing customers to embed ourselves more deeply in their financial lives.

•

Effective Underwriting and Pricing – By using our unique data and advanced NuX credit engine, we underwrite customers and manage credit risk more effectively and have lower fraud rates than incumbent banks that have been lending to consumers in our markets for over 100 years. As a result, we had a 90-day credit card delinquency rate of 3.3% as of September 30, 2021, which is approximately 31% lower than the industry average of 4.8%, according to a report issued by the Central Bank of Brazil. This enables us to price our products more competitively while still generating advantaged unit economics.

We Have Significant Strategic Advantages

Our self-reinforcing model also provides us with key strategic advantages that help us differentiate, grow and compete more effectively. These strategic advantages include:

•

Unique Data – Our model generates proprietary data on millions of individual consumers and SMEs across Latin America, which provides us with unique insights into customer behavior. We feed this data into our artificial intelligence and 60+ machine learning algorithms to improve our underwriting, differentiate our products and services, enhance our customer support, tailor customer experiences and lower our risks.

•

Powerful Self-Reinforcing Network Effects – We believe our model demonstrates distinct self-reinforcing network effects that help compound our growth. For example, as we expand our ecosystem of customers and partners, we generate more data, which enables us to improve our products and services and customer experience. As more existing customers are delighted with their experience, they refer new customers which, in turn, increases the size of our ecosystem.

•

Highly Defensible Business Model – We have built a disruptive business with a differentiated model that we believe has a strong competitive position in the market. We believe it is highly defensible and difficult to replicate given the significant time, expertise and investments required to build our capabilities across multiple countries.

Our Growth Strategies

Despite our success to date in building what we believe to be one of the largest digital banking platforms in the world, we believe we are in the very early stages of capturing a very large market opportunity to simplify the daily lives of hundreds of millions of consumers and SMEs. We intend to leverage the competitive strengths and advantages of our self-reinforcing model to grow and expand our business and create value for our stakeholders. Our primary growth vectors are:

1. Grow Our Nu Ecosystem

We believe our self-reinforcing model will continue to drive the expansion of our ecosystem, enabling us to reach, engage and grow our base of customers and partners. We intend to grow our Nu Ecosystem by:

•	Nurturing Our Customer Acquisition Engine – We continue to build our customer acquisition engine by:

–

Growing Our Base of Highly Loyal Customers – Who we believe will continue to refer customers to us. We will continue to create innovative, superior products that tap into latent demand, to offer extraordinary financial solutions to consumers and SMEs who we believe are unserved or underserved by incumbent banks and to foster green-field markets to accelerate customer acquisition.

–

Developing Our Digital Content and Social Media Presence – Creating new digital content for our NuCommunity portal and our millions of mobile app users, and building our social media platforms to foster customer engagement, advocacy and financial education.

–

Tactically Leveraging Marketing Spend – To build a leading consumer brand that is loved and trusted by customers in all markets in which we operate, helping us to expand our ecosystem, attract higher value customers and raise awareness of our new products and services.

•	Increasing Our Share of Customers’ Financial Lives – We believe we will continue to increase our share of customers’ financial lives by:

–

Growing With Our Customers – As our customers accumulate more wealth and reach new life milestones, their need for diversified financial services may increase. We currently serve customers across a wide range of ages, and have a particularly young customer base, with more than 70% of our customers under 40 years old and an average age of 34 as of September 30, 2021, providing us with the opportunity to grow with customers who are in the early stages of their financial journeys. We believe our youngest customers (20-24 years old) are expected to grow their real income by about 70% in the next ten years.

–

Cross-Selling New Products and Upselling to Higher-Value Products – As we accumulate more data and learn more about our customers, we can suggest new products to fit their needs and optimize their credit limits, increasing our wallet share across customers’ Five Financial Seasons and growing the revenue and profits we generate from each customer. We have also sold customers multiple products at progressively faster rates. For example, our January 2021 customer cohort took approximately three months to reach an average of 3.5 products per active customer, compared to over 12 months for the January 2020 customer cohort. Additionally, we have millions of customers who received access to a NuAccount but have not yet been approved to receive our credit products. As we continue to collect information on these customers and enhance our customer segmentation and credit models, we believe we will increase our approval rates and extend our full product suite to a significant share of these customers, at no marginal customer acquisition cost.

•

Utilizing Partners to Grow Our Marketplace of Offerings – As we identify new areas to address, we may also partner with best-of-breed providers to serve customers in areas where we don’t currently have a core product or service. We believe this represents an important growth channel and will enable us to participate in more areas of our customers’ daily lives quickly and efficiently, strengthening our position as their primary financial relationship. For example, we have announced partnerships with Chubb to provide a life insurance product and Remessa Online to provide international remittance solutions, each of which can be originated and managed seamlessly through our Nu mobile app. In addition:

–

Our Partnership with Creditas – In September 2021, we entered into an agreement with Creditas Financial Solutions Ltd. (and/or its affiliates in Latin America), or together, “Creditas,” through which we will distribute certain financial products offered by Creditas to our customers in Latin America. These include affordable retail collateralized loans, such as home and auto equity loans, auto financing, motorcycle financing and payroll loans. The agreement also provides that we will invest up to US$200 million in newly created securitization vehicles that will operate as warehousing facilities for Creditas. In the context of this agreement, we will be granted warrants that provide us with the right to acquire an equity interest equivalent to up to 7.7% of Creditas, on a fully-diluted basis, under a pre-agreed valuation. We believe this partnership with Creditas is an important step in complementing our ecosystem, and is a testament to our commitment to bringing the best products and solutions available to our customers, irrespective of whether these products and solutions are manufactured by us or our partners.

2. Enhance Our Nu Platform

We believe that there is a significant opportunity to leverage our advanced technology and proprietary data science to offer additional functionality, solutions and experiences to our customers as we learn more about their behaviors and needs. We intend to improve our Nu Platform by:

•

Innovating and Developing New Solutions – We are focused on developing and launching new products and features, which could generate additional revenue streams, complement our customers’ experiences and fulfill customers’ wider financial service needs. We launched several products since we started our operations in 2013, including credit and debit cards, a loyalty rewards program, payment accounts for individuals and SMEs, personal loans, PIX and life insurance. In 2020 and 2021, we added an investments offering through the acquisition of NuInvest and new “Buy Now Pay Later” solutions that allows customers to make purchases on their credit and debit card purchases and boletos (banking payment slips) over time in up to twelve installments. We expect to launch further products in the future, including additional credit products, other types of insurance policies, new investment solutions and other fee-driving businesses intended to leverage our large customer base, while constantly developing new code and making improvements to our platform and our solutions, with 120+ code deployments per day on average in the nine months ended September 30, 2021. For example, we added payment functionality to our NuAccounts, our fully digital banking account solution, in November 2020 by launching new instant payment functionality, which initially included PIX, the new real-time payment system in Brazil, and, in May 2021, we launched WhatsApp Pay capabilities.

•

Executing Strategic Acquisitions – Although we are primarily focused on growing our business organically, we may selectively pursue strategic acquisitions that we believe are attractive business opportunities and are aligned with our mission to consolidate or expand into new areas and gain new capabilities quickly and efficiently. For example:

–

Our Acquisition of Easynvest (Brazil) – In September 2020, we announced the acquisition of online broker Easynvest, which we believe is the largest digital-only retail investments platform in Brazil, with over 1.5 million customers. This acquisition enabled us to enter the online investing sector quickly and at scale. We received final regulatory approvals for the deal in May 2021 and closed the transaction in June 2021. Since then, we have rebranded the business as NuInvest and begun the process of integration with our business.

–

Our Acquisition of Cognitect (U.S.) – In July 2020, we announced the acquisition of Cognitect, a U.S.-based consultancy that developed the Clojure programming language and Datomic database, which we leverage for our efficient codebase and immutable database. The acquisition closed in August 2020.

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Our Acquisition of Juntos (U.S.) – In July 2021, we acquired certain assets of and hired a group of employees from Juntos, a conversational account management platform for two-way messaging customer interaction through mobile interfaces (WhatsApp, SMS and in-app chat), further strengthening our capabilities to foster strong customer engagement and product cross-sell in a hyper-scalable manner.

–

Our Acquisition of Spin Pay (Brazil) – In October 2021, we acquired Spin Pay, a Brazilian payments platform that has pioneered the development of instant payments solutions for online and offline merchants via PIX. As of August 31, 2021, Spin Pay had more than 220 merchants on its platform, connected to Spin Pay through commerce-enablement platforms such as VTEX and Shopify Plus, as well as directly through the Spin Pay API. We believe that the expertise and technology of Spin Pay will be instrumental in the development of our broader payments platform in Brazil.

–

Our Pending Acquisition of Olivia – We are in negotiations to acquire Olivia AI, Inc. and/or certain of its successors and affiliates, or “Olivia.” Olivia is a FinTech company that uses artificial intelligence to help consumers save money through data analysis. If completed, this transaction is expected to have no material financial or material dilutive impact on us or our shareholders.

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Making Strategic Minority Investments – We will selectively make strategic minority investments in companies with which we have negotiated commercial agreements or partnerships where we believe we would benefit from strong alignment. We believe these investments can provide us with access to third-party products and capabilities at a faster pace and in a highly capital efficient manner, particularly as we build our marketplace of offerings.

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Making Corporate Venture Investments – We have also assembled an in-house corporate ventures team to evaluate and make minority investments in earlier stage companies where we see long-term strategic value establishing relationships and receiving first-hand insights on new potential geographies, products, technologies and strategies that we might consider entering or using in the future.

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Our Investment in Jupiter (India) – In August 2021, we announced a venture investment in Jupiter, an emerging digital banking platform in India with several innovative solutions in development. India is one of the largest emerging markets in the world, and, together with Brazil, has pioneered the broad adoption of a central-bank led QR code-based real-time payments system expected to promote profound changes to how financial services are consumed and distributed.

3. Expand into New Markets

We believe our Nu Model also provides us with the capability to expand into new markets and scale quickly and efficiently. For example, we may consider expanding into:

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New Geographies – We believe that we are in the early stages of our international expansion. We have leveraged our technology, data science, credit and customer experience approach to continue expanding into new markets, such as Mexico and Colombia. We believe the early results of our international expansion are a testament to the geographical portability of our unique approach. In the future, we may also seek to grow our business by selectively expanding into new international markets where we can provide services to millions of consumers while disrupting the legacy models of traditional financial institutions.

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Case Study – Expansion to Mexico – In less than two years from the launch of our operations in Mexico in early 2020, we believe we have witnessed the ability of our Nu Model to successfully transcend borders:

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Customer Acquisition and Experience – Our customer base is growing at a rapid rate and, as of September 30, 2021, we had a total of 760,000 customers, approximately 70% of whom we acquired through unpaid word-of-mouth referrals, and an NPS of 94, which we believe is well above incumbent banks in Mexico. Both the ramp up of our customer base and our NPS in Mexico are ahead compared to where we were in Brazil two years into our journey.

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Consumer Credit Underwriting – We are already in the third generation of our proprietary machine learning underwriting models, which has meaningfully increased our ability to accept new customers in a country with one of the lowest levels of financial inclusion in the world. Our first payment default (that is, when the first scheduled payment by the consumer remains unpaid as of the 10th day after it becomes due) ratio has dropped by 64%, holding approval rates constant, since the adoption of our first model in the country compared against credit bureaus. On a year-over-year basis, our first payment default rate has dropped to 5.4% in the quarter ended September 30, 2021, from 8.4% in the quarter ended September 30, 2020. The velocity with which we have implemented our proprietary underwriting models in Mexico also are ahead of our experience in Brazil at the same point in the journey.

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Leadership Position – We believe we have already become the top credit card issuer in the country, in terms of the number of cards issued during the months of July and August of 2021, surpassing long-established incumbent players such as Banco Azteca, Santander Mexico, HSBC, BanCoppel and Banamex, based on data for other issuers from the Central Bank of Mexico.

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Adjacent Sectors – We believe there is a significant opportunity to bring the self-reinforcing effects of our model to adjacent sectors where we can disrupt legacy models and provide additional value to our existing and new customers. For example, we believe there are similar opportunities to simplify the daily lives of our customers by disrupting existing models in industries such as e-commerce, healthcare and telecommunications.

Over 48 Million Customers Have Joined Our Purple Revolution

Of our 48.1 million customers as of September 30, 2021, 762,000 customers were in Mexico and 37,500 customers were in Colombia.

Our Products and Services

We offer a wide range of products and services for our customers. In Brazil, we offer customers products across the Five Financial Seasons: (1) spending, (2) saving, (3) investing, (4) borrowing, and (5) protecting. All our products are fully digital solutions to help us provide simple, convenient and low-cost services with a great user experience to our customers.

Spending Solutions

Our spending solutions are designed to help customers pay for goods and services in their everyday lives with a customized credit line or instantly through a mobile phone, while collecting loyalty points and rewards on applicable transactions. These include:

Nu Credit and Debit Card

Our core Nu Credit and Debit Card was our first product, launched in 2014. It is a Mastercard-branded international card that is 100% digital-enabled and acts as both a credit and a debit card.

Features and benefits include:

•  No fees or annuity charges

•  WhatsApp Pay, Android Pay and Apple Pay enabled

•  Accepted by more than 30 million merchants all over the world

•  Complete digital experience with broad control over mobile apps such as blocking and unblocking cards, managing credit limits and due dates for bill payments

•  Discounts for early installment payments

Ultraviolet Credit and Debit Card

Our premium Ultraviolet Credit and Debit Card was launched in 2021 for our more affluent customers with higher transaction volumes and NuInvest balances, or customers willing to pay a fee of R$49 per month (approximately US$9.0, based on the Brazilian reais/U.S. dollars exchange rate on September 30, 2021).

Features and benefits include:

•  Metal design

•  1% cashback that yields 200% of the Brazilian interbank deposit rate, which may be exchanged for miles, invested or transferred to our NuAccounts

•  Full benefits of Mastercard Black, including insurance on selected purchases and VIP airport lounge access

•  Access to exclusive NuInvest products

Mobile Payments

Instant payments for NuAccount customers to make and receive transfers, pay bills and make everyday purchases any time through their mobile phone.

Features and benefits include:

•  Real-time transfers through PIX, WhatsApp Pay or NuAccounts

•  Easy and secure payments using PIX keys instead of lengthy bank information

•  Pay using traditional payment types such as an express wire transfer, or “TED,” and a credit transfer document, or “DOC”

•  No fees

•  Instant settlement

•  Available 24/7

Saving Solutions

Our savings solutions are designed to help our customers deposit, manage and save their money in interest-earning accounts with complementary debit cards. These include:

Nu Personal Accounts

NuAccounts is our fully digital account solution that supports all personal finance activities, from daily purchases and money transfers to savings.

Features and benefits include:

•  No annual or maintenance fees

•  Access to all account details anytime through the app

•  Auto-invest feature that automatically invests any existing balances in time deposits or government bonds, providing a yield equal to the Brazilian interbank deposit rate and instant liquidity

•  Complementary contactless debit card

•  Unlimited free transfers and payments

•  Pay credit card with account balance for instant limit availability

•  Real-time digital notifications for all activities

•  Reserve account to store funds or lock them as time deposits for enhanced yields

•  Ability to save set amounts on monthly basis for better spending control

•  Access to cash withdrawals in approximately 25,000 locations

Nu Business Accounts

Our Nu business accounts are similar to our Nu personal accounts, but designed specifically for our entrepreneur customers and their businesses. This allows our customers to separate their business and personal transactions.

Features and benefits include:

•  No annual or maintenance fees

•  Business debit card for easy purchases and withdrawals

•  Real-time access to account details

•  Unlimited transfers to and from the account

•  Set up regular expense payments

•  Receive payments from customers

Investing Solutions

Our investing solutions are designed to help our customers invest their money easily and conveniently with access to a growing number of investment products and services. These include:

NuInvest Investment Accounts

NuInvest is our investment product offered direct-to-consumer without the need for third-party brokers. We provide equity, fixed-income, options and ETF products as well as multimarket funds with curated asset allocations based on the customer’s risk profile and financial position in a trustworthy account.

Features and benefits include:

•  Ability to invest as little as US$1

•  Clear information in easy-to-understand language

•  Transparent fee pricing

•  Wide portfolio of investment choices

Borrowing Solutions

Our borrowing solutions are designed to provide our customers with unsecured loans that are easy to receive, manage and pay back. Over time we expect our credit products to be a mixture of our own proprietary products as well as those offered by third parties, and to be funded through different sources including securitizations and deposits. These products currently include:

Personal Unsecured Loans

Easy-to-manage fully digital loans for our credit card and digital account customers. Our customers are in control from the pre-loan simulation through loan management.

Features and benefits include:

•  Instantaneous and fully digital approval process, with borrowed funds deposited in the customer’s NuAccount

•  Transaction financing products including: bill payment in installments, debit transaction financing and boleto financing

•  Interest rates that are lower than the market average

•  Transparent loan terms

•  Better terms for customers with direct deposit into their NuAccounts

•  Easy simulation with control over the installments and principal payments in the mobile app

•  Functionality for installment anticipation and renegotiation within the mobile app

Buy Now Pay Later

Simple, in-app “buy now pay later” solution for Nu card customers, giving our customers the ability to pay credit and debit purchases and boletos (banking payment slips) over time in up to twelve installments.

Features and benefits include:

•  Transparent and flexible payment terms, all in-app

•  More financial autonomy and purchase power for customers to decide how and when to use their money

•  Increased flexibility for customers to spread out a payment for purchases that do not offer installments at the point of transaction

•  Democratized access to credit-like features for debit card payments

•  Better flexibility for customers with unexpected large purchases, expenses or bills

Protecting Solutions

Our NuInsurance protecting solutions are designed to help our customers secure life insurance and funeral benefits easily and at a low cost. These include:

NuLife Insurance Policies

NuLife is our complete life insurance product, underwritten by Chubb, that can be customized by our customers based on their needs and budgets.

Features and benefits include:

•  Premiums as low as US$2

•  Fast, simple, and clear application process

•  Transparent and disruptive fee structure

•  Fully customized packages to customers’ circumstances

•  Easy claims process

•  24/7 customer service

Our Marketing and Distribution

We have created a member-get-member marketing strategy that leverages our high-quality products and services to delight customers, who may then refer us to their family, friends and peers. Over time, this strategy has enabled us to grow virally and acquire approximately 80%-90% of our customers organically on average per year since our inception, either through word-of-mouth or direct unpaid referrals, without the need for significant marketing expenses. We believe this low-cost approach allows us to focus resources on improving the customer experience, which further enhances the virtuous cycle of our member-get-member strategy.

We employ various social and digital media initiatives to drive greater awareness and support across our ecosystem, foster the development of our online NuCommunity portal and promote our member-get-member strategy. These include:

Influencer Partnerships

We have partnered with Brazilian pop star and influencer Anitta, who is one of the largest and most recognizable musical artists and influencers in Brazil. She has earned five nominations for Latin Grammy awards and over 54 million followers on Instagram as of September 30, 2021. Anitta will advise us on the rollout of selected new products, including our Ultraviolet card for more affluent consumers. Anitta also joined our board of directors in June 2021, where we expect she will leverage her broad influence and deep understanding of consumer behavior to support our growth.

Proprietary Financial Education Content

We create proprietary educational content that we believe is a highly differentiated and powerful tool to strengthen our brand and awareness, attract new customers, and improve engagement with existing customers. Our diverse content is distributed through multiple digital and social channels, including InvestNews, our proprietary content channel that offers daily coverage of news and educational content on economics, investments, finance and politics. As of September 30, 2021, the InvestNews channel on YouTube had 310,000 subscribers. Since its inception, the channel has produced more than 1,600 videos and has accumulated over 28 million total views. Additionally, we distribute content through our blog, which has become a powerful search engine optimization benchmark in Brazil, covering over 200 thousand keywords, from branded topics, such as our products, to financial education, and amassed nearly 112 million unique visitors as of September 30, 2021. In addition, as of September 30, 2021, we had more than 2.1 million monthly subscribers who receive our financial education newsletter.

Social Media

We maintain a strong social media presence across major platforms where we have attracted approximately 9.6 million followers and 44 million impressions (defined as the number of times our posts, stories, videos or live videos were viewed on screen by an account other than our own in any given month. Impressions may include multiple views of our posts, etc. by the same accounts) across all social channels as of September 30, 2021. Our presence spans across Instagram, Facebook, Twitter, LinkedIn, YouTube, TikTok and our own NuCommunity portal, as illustrated in the graphics below. We have a leading social media position, with more followers across several social media platforms when compared to both incumbent banks and digital banks, including LinkedIn, Instagram and TikTok, based on our internal analysis of publicly available information.

Our Proprietary Technology and Data Platform

We use advanced cloud-based technologies and data science tools to deliver a superior experience for our customers in a hyper-scalable and secure environment. We prioritize building our own technology and investing in extraordinary engineering talent to operate and enhance a proprietary technology platform that was purpose-built for our mission. The key components of our technology include:

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NuCore Technology Platform – All of our products, services and operations are powered by NuCore, our proprietary, cloud-based core banking platform that we designed and built from the ground up. NuCore enables us to centrally manage several key functions of the business, which provides us with greater speed and control to optimize our products and address the needs of the markets in which we operate. The key functions of NuCore include:

–	Transaction Authorization and Processing – which allows us to efficiently monitor transactions across our ecosystem.

–	Core Banking – which allows us to manage all banking applications and data across our ecosystem.

–	Regulatory Reporting – which allows us to manage regulatory requirements and generate reports for regulators in an automated environment.

–	Business Operations – which automates significant parts of the operations across our business.

–	Credit Underwriting – which supports our proprietary data analytics and credit scoring algorithms necessary to differentiate our credit services from those of the incumbents in the industry.

–	Fraud Prevention – which enhances fraud prevention proactively and automatically, powered by our data analytics, artificial intelligence and proprietary algorithms.

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Experimentation Platform – We leverage an experimentation platform that allows us to quickly test, measure and validate all applications and data models before we deploy in a live environment, which helps us improve decision making and agility when launching new technology.

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Microservices Approach – We use a versatile, decentralized technology architecture to manage and deploy over 500 modular microservices that we have developed. This advanced technology strategy enables us to scale, launch new products, enter new markets and update our codebase in a fast and highly efficient manner.

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Product Platformization – We designed our technology platform to enable product development and new capability deployment to occur seamlessly across our applications. Our platformization approach enables faster product and market launches.

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Immutable Database – We have created an advanced, immutable ledger, utilizing the Datomic database technology we own, which provides us with a highly reliable audit trail and transaction history that we believe provides better accuracy, control, reliability and transparency when compared to traditional database architectures.

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Cloud-Based Architecture – We employ an architecture and infrastructure that is designed for scalability, efficiency and security. We operate in a fully cloud-based environment, leveraging the latest technologies to optimize our performance and increase capacity as needed, which enables us to manage our growth efficiently and cost-effectively. We have partnered with Amazon Web Services to be our primary third-party cloud infrastructure provider.

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Machine Learning and Artificial Intelligence – Through the utilization of our data analytics and customer insight, we are able to utilize artificial intelligence and machine learning algorithms to enhance our customer experience and product offerings. As a result of our available customer data, our systems power a self-driving experience where we provide customers with real-time recommendations on products that meet their specific needs throughout their financial journey.

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Operate at Low Marginal Costs – The architecture and various operating advantages of the NuCore Technology Platform enable us to run our business efficiently and with low incremental costs as we scale our business.

Our Customer Service and Support

We service and support our customers with convenient, caring and high-quality customer service and support teams. We also leverage technology tools to streamline the customer support experience, empowering our customer service agents. Together this combination of human-centric and technologically advanced support has enabled us to achieve an industry-leading NPS. Our customer service and support functions, processes and tools were designed from the bottom-up to embody our strong customer-centric culture, strengthen our relationship with customers and create fanatical customers who will refer Nu to their peers. These teams, technologies and programs include:

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Xpeers – We have assembled a team of highly trained and passionate customer service agents with a human-focused mentality who we call our Xpeers. Our Xpeers are trained to be subject-matter experts empowered to solve customer questions at first contact, which can be made by chat, email or phone. We utilize our data analytics and artificial intelligence insights to direct customers to the best-suited Xpeer team-member, improving resolution times and, we believe, customer satisfaction. We employ a strategy of using internal and external resources for customer support that provides us with the ability to maintain the highest customer service quality alongside our hyper-growth. In the three months ended September 30, 2021, 99% of the calls received were answered in less than 45 seconds and the customer satisfaction rate for the calls exceeded 92%. We measure the customer satisfaction rate as the percentage of customers who rate our customer service as a 4 or a 5 on a scale of 1 to 5.

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WoW Approach – We have developed an approach for our Xpeers that builds stronger human connections and delights our customers with excellent customer service. We call this our WoW Approach. We have a team of over 30 customer excellence professionals to train and manage the WoW Approach across our customer service team. Additionally, we encourage Xpeers to send a gift of their choice to customers when they build a real human connection during a positive customer experience. In the first nine months of 2021, we sent more than 24,000 gifts to customers across Brazil. Many customers have posted their positive experiences on social media, which continues to fuel our referral and word-of-mouth customer acquisitions strategy.

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Shuffle – We have developed a technology platform to support our Xpeers and simplify customer service that we call Shuffle. This platform provides our Xpeers with a robust interface that features a single go-to application for up-to-date information on the customer, interaction history and insights into the likely problem the customer is facing, which enables our Xpeers to address the issue quickly and efficiently. On the back-end, Shuffle connects to another proprietary platform called Proximo!, which intelligently tags each customer inquiry with a “reason” and routes these inquiries to the agent with the greatest level of expertise in this area, allowing them to tackle the next most important task in line. This ecosystem helps to maximize first contact resolution and minimize transfers and friction for the customer. We employ a dedicated team of 30 engineers to build and maintain technology tools for our Xpeers.

Our Approach to ESG and Sustainability

We have a strong commitment to advancing ESG efforts, which is reflected in four key pillars driving everything we do: (1) ESG integration in our decision-making processes to connect profits and purpose; (2) shared value creation through consideration of our stakeholders; (3) commitment to having a positive impact on people’s lives; and (4) establishing ethical, transparent and efficient corporate governance. To oversee our ESG strategy, we have established a stakeholders’ committee. The main role and responsibility of this committee is to focus on setting bold objectives and assess the impact we have on key stakeholders: customers, employees, investors, regulators and society.

We believe that financial inclusion and inclusive growth is critical for sustainable development. Democratizing access to financial services and literacy is critical for communities to grow. As such, we believe we have built a strong reputation with regulators and are committed to ethical and transparent relationships with public officials as we work to improve how people are served by financial services companies. The result is reach and access across 100% of Brazil’s municipalities (5,570 in total as of September 30, 2021). We estimate that we provided the first credit card or bank account, as of September 30, 2021, to approximately 5.1 million people.

For our customers and communities, we are also redefining how they can and should be treated. We estimate we have saved our customers over 112 million hours of time waiting in lines inside a bank branch or on hold with call centers, and over US$4.8 billion in banking fees. This is the kind of shared value creation we strive for, especially for those who have traditionally been underserved or lacked access to financial services previously.

From an impact perspective, more than 67% of our customers say they’ve gained more financial independence due to the use of our financial services and 80% reported they could overcome unforeseen financial issues as a result of their access to our credit products. Furthermore, 77% of our customers state we have positively impacted their financial lives. Additionally, we believe we are generating value to our SME customers by providing access to financial services, for the first time, to 46% of them.

Our commitment to having a strong social impact also involves continuously improving the financial literacy of our customers. Since 2018, 112 million users have consumed financial education content through our blog channel. As a company committed to connecting profit and purpose, we will continue to challenge ourselves to create as much value as possible for our stakeholders.

We believe our strong focus on impact allows us to recruit and retain the best talent and diverse teams, ensuring that we have the depth of perspectives to design the best human-centered customer experiences. Our employees in Brazil, as of September 30, 2021, were 32.3% black or brown, 44.4% women and 26.9% LGBTQIA+, and 61.3% of our employees in leadership positions were from underrepresented groups.

We are also aware of the importance of addressing greenhouse gas emissions and climate change. We committed to being a carbon neutral company and we performed the 2020 greenhouse gas emissions inventory (scope 1, 2 and 3), which was audited by an independent third-party consultancy, and published in accordance with the GHG Protocol. All of our carbon emissions in 2020 will be offset through investments in social and environmental projects in Brazil and Mexico.

The way we think about stakeholder impact is illustrated by our ESG framework laid out in the chart below.

Our Approach to Risk Management

Our approach to risk management is core to our business model and has been designed to reduce friction, onboard unbanked or underbanked customers and drive credit delinquencies below the industry average. We are continuously improving our risk management functions by using data and technology to reduce the risk in our business and improve our credit underwriting engine. There are four components to our risk management approach:

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Enterprise Risk Management – We have developed a robust enterprise risk management and governance program that allows us to minimize risks while also delivering customers a frictionless experience. We do this by combining modern risk management systems employed by some of the most sophisticated financial services companies in the world with the latest in data science and machine learning models.

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Low-and-Grow Approach – We employ a low-and-grow credit strategy, in which we typically begin with customers that have no or little available credit information with a very small credit line and slowly extend this credit line over time as we learn more about their behaviors and potential credit risks. This approach allows us to quickly separate the good borrowers from the bad by tracking customer behavior over time. As we collect more data and better understand customers’ financial habits, we extend the credit lines. This iterative approach has enabled us to effectively underwrite and onboard customers with little to no credit history.

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NuX Credit Engine – We use an internally developed credit engine, called NuX, which leverages proprietary and alternative data sources to underwrite and monitor our credit products more effectively and lower fraud rates. Our NuX credit engine, supported by a dedicated team, is self-learning and benefits from increasing scale as we ingest, test, monitor and enhance our credit algorithms over time to manage the risks of our credit portfolio. Our model is robust enough to allow us to underwrite to a large set of customers while maintaining a 90-day delinquency rate of 3.1% for our credit card customers in Brazil as of September 30, 2021, compared with an industry average 90-day delinquency rate of 4.2% as of the same date. We have successfully operated with a low-risk credit portfolio through some of the most volatile macroeconomic events, including Brazil’s worst recession on record occurring between 2016 and 2018. We believe our NuX credit engine is portable to new markets by leveraging our ability to ingest, analyze and react to credit data in a specific market. For example, in Mexico we have been able to quickly iterate and launch new versions of our underwriting credit engine by collecting more data and incorporating third-party data sources. Compared to making decisions with generic credit bureau scores, the latest version of our credit engine allows us to decrease risk by 60% for a comparable approval rate. This allowed us to triple our approval rate from 14.9% in the quarter ended September 30, 2020 to 41.9% in the quarter ended September 30, 2021.

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Liquidity Risk Management – Our liquidity risk framework leverages data to capture all contractual cash flows, and over those we apply a stress scenario coherent with the credit models we use in our business, but more severe. In addition, we apply a shock designed to cover operational risk events that may impact our liquidity. The combination of both shocks produces a very severe yet plausible scenario that helps ensure resilience from a liquidity management perspective.

Our Information Security Initiatives

Our well-trained and dedicated team of cybersecurity professionals hold various global industry certifications, including SysAdmin, Audit, Network, and Security, or “SANS,” National Institute of Standards and Technology, or “NIST,” International Council of E-Commerce Consultants, or “EC-Council,” and Information Systems Audit and Control Association, or “ISACA.” This team monitors our systems and transactions around the clock and works to keep our data and environment secure, while upholding stringent security and compliance policies in line with global best practices, including the ISO27000 standards, NIST standards, MITRE ATT&CK framework, payment card industry, or “PCI,” standards and Open Web Application Security Project, or “OWASP,” best practices. Our security team monitors all employees and third parties who access our platforms and manage tight authentication controls and physical authorization technologies in all our operating environments. We also have adopted safe coding and development practices.

At the heart of this strategic imperative is our commitment to providing secure and protected products and services to our customers. We have invested heavily in building internal capabilities to help ensure that our control systems meet the demands of our hyper-growth plan. We leverage our unique technology stack and engineering capabilities to continuously enhance our security layers. For instance:

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Code to Minimize Vulnerabilities – We utilize a less common code language, Clojure, which allows us to operate efficiently while minimizing our exposure to common security vulnerabilities, and have developed Clojure secure code analysis tools. We also update our code frequently, resulting in a constantly evolving environment, which we believe makes our code less vulnerable to exploitation. In the nine months ended September 30, 2021, we pushed 120+ code deployments per day, on average.

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Continuous Security Testing – We believe in building confidence in our security through practical, continuous and independent testing. We have a public responsible disclosure program and private bug bounty program with HackerOne, an industry leader in crowdsourced security testing. We have conducted penetration tests with a variety of external security partners, and we conducted ethical hacking using our highly skilled in-house offensive security team to further secure our critical Internet-facing infrastructure and mobile application.

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In-Depth Vendor Security and Onboarding – We run in-depth security due diligence and continuously assess vendors and suppliers we bring onboard to help ensure that our security standards are being met. We continuously real-time scan our suppliers to identify vulnerabilities in their public-facing infrastructure that may put us at risk, and we work with them to fix gaps.

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Cybersecurity Intelligence – We have a highly capable in-house threat intelligence team working to track and disrupt cyber criminals before they can launch attacks on us and our customers. We complement this capability with threat intelligence partners who are embedded in the hacker community to identify indicators of risk.

We complement our multitude of internal controls with additional intelligence from our industry-leading security partners to help ensure we maintain defense-in-depth control design. They provide us with additional support and protection on controls, operations and around-the-clock incident response and recovery.

Deep Dive on Our Industry Background and Market Opportunity

We estimate our total revenue potential opportunity in Latin America based on six key market components.

I – Payments

Digital payment transactions in Latin America are expected to experience strong growth, doubling its share in total transactions from 16% in 2015 to 32% in 2025, according to the Oliver Wyman Report. We believe that this structural shift from cash into digital payment methods is as a result of (i) greater adoption of credit and debit cards, which still remain fairly underpenetrated when compared to other countries, (ii) the rise of instant payment systems such as PIX in Brazil and CoDi in Mexico that have been replacing cash and legacy wire products at an accelerated pace, and (iii) the growth of ecommerce, which significantly accelerated in recent years, particularly after COVID started in early 2020.

Mix of Payments Transactions

Latin America’s Largest Economies (# of Transactions)

Credit and debit card (including pre-paid) purchase volume in Latin America’s top six economies (Brazil, Mexico, Argentina, Colombia, Chile and Peru) is expected to accelerate in growth, going from a 5% compound annual growth rate from 2015 to 2020, to a CAGR of 12% from 2020 to 2025, according to the Oliver Wyman Report. This will result in a total purchase volume of approximately US$1.2 trillion by 2025, more than double the level in 2015.

Payment Volume by Country

(US$ Bn)

In Brazil, our share of the payment volume market stood at 5.9% in 2020, up from 3.6% in 2019, according to data from ABECS. We expect to continue to gain share in this area as we grow our customer base and as our existing customer cohorts mature. In addition, our debit payment volume has significant potential to grow as we become the primary bank for a greater number of our customers. In Mexico and Colombia, markets where we recently entered, our share in cards is still relatively small despite our strong early success.

Industry revenue from interchange in Latin America is expected to grow from US$9 billion in 2020 to US$15 billion in 2025, at a CAGR of 11%, according to the Oliver Wyman Report. Revenue from interchange in Brazil reached US$5 billion in 2020 and it is expected to reach US$9 billion by 2025 (considering an exchange rate of 5.16), equivalent to a CAGR of 14% during the period. In Mexico, industry revenue from interchange reached US$1 billion in 2020 and it is projected to grow at a 12% CAGR to reach US$2 billion in 2025.

Payment Revenue by Country

(US$ Bn)

Credit cards have historically been offered to the most affluent subset of the population with perks and benefits, while penalizing the least affluent through burdensome annual fees. Our vision is fundamentally different; we want to democratize credit cards as useful tools for our clients to make payments, organize their finances and ultimately progress financially, while educating clients to carefully rely on credit card limits only in times of necessity, all under a superior and 100% digital user experience. In 2021, we again innovated by launching Ultraviolet, our premium credit and debit card for our more affluent customers with higher transaction volume and NuInvest balances, or for any customer willing to pay a fee of R$49 per month (approximately US$9.0, based on the Brazilian reais/U.S. dollars exchange rate on September 30, 2021).

Beyond credit cards, the broader payments opportunity ahead of us is significant. Brazilians have quickly added PIX to their daily lives and we have spearheaded this process, establishing ourselves as one of the largest PIX institution in Brazil, with 31.5 million users with PIX aliases as of September 30, 2021. PIX transactions between individuals must be free of charge and therefore do not generate revenues; however, PIX is fostering the inclusion of millions of unbanked Brazilians into the financial system, and our NuAccount is an entry point for them. In addition to adding customers, PIX also leads to greater customer engagement, increasing activation and allowing for future cross-selling. In Mexico, CoDi, a platform for P2P transactions without commissions, was launched in 2019 by Banxico, and is expected to have similar positive impacts on financial inclusion and digitalization in the country.

We also believe there will be an attractive opportunity to offer digital acquiring services to our SME NuAccount customers in the future as we grow our customer base.

II - Retail Credit to Individuals

Retail credit in Latin America is highly underpenetrated relative to developed economies, presenting a strong growth opportunity. According to the IMF, the average household debt to GDP ratio in the top Latin America economies stood at 24%, relative to 84% in the United Kingdom and 75% in the United States.

Retail Credit to GDP

(%)

As a result of this low starting level, the credit portfolio balance to individuals in 2020 in Latin America’s top six economies is projected to grow at an 11% CAGR in dollar terms, to reach US$1,385 billion in 2025, according to the Oliver Wyman Report.

Outstanding Credit to Individual Loan Balances in Latin America

(US$ Bn)

The amount of retail credit provided to individuals in Brazil stood at US$377 billion as of December 31, 2020, with credit cards and personal loans together accounting for 19% of the total amount of retail credit loans outstanding as of December 31, 2020.

Retail credit provided to individuals is the single largest revenue opportunity within retail financial services in Latin America. According to the Oliver Wyman Report, the revenue pool, measured as interest income minus funding costs and cost of risk, for the region reached US$122 billion in 2020, and it is expected to grow at a 7% CAGR to reach US$171 billion in 2025. The projected growth in certain countries (e.g., Mexico) is driven by an expected increase in credit penetration largely supported by new access to credit by the unbanked population in the region.

In Brazil, the revenue pool estimated by Oliver Wyman reached US$74 billion in 2020, and it is projected to grow to US$85 billion by 2025 (R$380 billion to R$440 billion). The expected growth is driven mainly by an expected expansion in credit penetration (% GDP), which is expected to grow from 20% in 2020 to 26% in 2025.

Brazil Retail Credit Revenue Pool by Product (US$ Bn)1

	2020	2025E	CAGR 20-25E

Mortgages	5.4	2.3	(16%)

Payroll	11.6	15.3	6%

Auto	7.0	8.1	3%

Personal Loans	14.7	20.0	6%

Credit Cards (revolving + installments)	10.9	15.3	7%

Other	24.2	24.4	0%

Total	73.8	85.4	3%

1.

Solely for the convenience of the reader, Brazilian reais amounts have been translated into U.S. dollars at the average selling rate for the month of July 2021 of R$5.16 to US$1.00, as reported by the Central Bank of Brazil. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

According to the Oliver Wyman Report, revenue from retail credit provided to individuals in Mexico reached US$9 billion in 2020, and it is expected to grow at a 18% CAGR to reach US$21 billion by 2025. The expected growth is driven mainly by an expected expansion in credit penetration (% GDP), which is projected to grow from 22% in 2020 to 29% in 2025.

In Colombia, the industry revenue from retail credit provided to individuals reached US$7 billion in 2020, and it is expected to grow at a 10% CAGR to reach US$10 billion by 2025. The expected growth is mainly driven by an expected expansion in credit penetration (% GDP), which is projected to grow from 33% in 2020 to 38% in 2025, still significantly below the level seen in developed economies.

Retail Credit Revenue by Country

(US$ Bn)

Incumbent banks in Latin America have typically focused on the most affluent segments of the population. Operating under a cost-to-serve that is multiple times higher than digital banks and relying on legacy underwriting models, incumbents have historically struggled to serve customers from the less affluent segments. We believe this represents a massive opportunity for us to continue to drive significant financial inclusion in the region.

When observing the distribution of retail loan balances by income brackets relative to the number of households in each bracket in Brazil, we see that the retail credit remains concentrated in high income individuals.

	<1x Minimum Wage	1–2x Minimum Wage	2–3x Minimum Wage	3–5x Minimum Wage	5–10x Minimum Wage	10–20x Minimum Wage	>20x Minimum Wage

Monthly Income (R$ / Month)	<1,100	1,100 – 2,200	2,200 – 3,300	3,300 – 5,500	5,500 – 11,000	11,000 – 22,000	>22,000

2020 Credit Balance (R$ Bn)	72.9	179.5	149.1	227.4	254.2	154.7	190.1

Number of Households (MM)	21.7	29.0	7.2	7.2	3.6	2.9	0.7

Credit Balance per Domicile (R$ Thousands)	3.4	6.2	20.6	31.4	70.2	53.4	262.5

Source: Central Bank of Brazil and IBGE.

We use an internally developed credit engine, called NuX, which leverages proprietary and alternative data sources to effectively underwrite and monitor our credit products. Our NuX Credit Engine, supported by a dedicated team, is self-learning and benefits from increasing scale as we test, monitor and enhance our credit algorithms. We acquire, store and analyze an enormous amount of data that we use for our decision making process, reduce risk and improve the customer experience. We typically collect more than 11,000 data points per monthly active customer, which we use to better understand their behavior, risks and financial needs, enabling us to develop curated credit strategies to offer customers the best product for their specific financial situation.

By using our unique data and advanced NuXCredit Engine, we underwrite customers and manage credit risk more effectively than incumbent banks. Our 90-day credit card delinquency rate, or NPL ratio, as of September 30, 2021 was 3.3%, approximately 31% lower than the Brazilian industry average, according to the Central Bank of Brazil. Our NPL ratios have been consistently lower than the industry across all income segments, but this superiority increases as we move to lower income brackets. For example, in Mexico, we were able to quickly iterate and launch new versions of our credit engine, collecting more data and incorporating third-party data sources. Compared to decision making with generic scores of the credit department, the latest version of our credit engine allows us to reduce risk by 60% for a comparable approval rate. This allowed us to triple our approval rate of 14.9% in the quarter ended September 30, 2020 to 41.9% in the quarter ended September 30, 2021.

NPLs by Income Bracket, Nu vs. Market

Our underwriting effectiveness in lower income bands allows us to underwrite more customers from lower income segments, helping democratize access to credit while minimizing credit risk.

Credit Balances by Income Brackets, Nu Customers vs. Traditional Banks

In addition to better underwriting, we also aim to capture a growing share of the retail credit opportunity by leading the industry in terms of innovation, transparency and user experience. Our personal loan product, meant to provide our customers with a more efficient source of financing compared to credit cards, dynamically updates the credit limits we offer as we learn more about our customers and provides them maximum flexibility to simulate, contract and early prepay future installments at a discount, all through our mobile app. It is also part of our strategy to complement our retail credit ecosystem by making specific credit products (provided by white label partners) available to our customers on our app, all under our brand and user experience standards.

We have a significant opportunity to continue to grow our retail credit portfolio, both by providing credit to individuals that already access credit from incumbent banks, as well as by expanding the Brazilian market to include those that still do not have access to credit. Our existing base of 47.0 million individual consumers represents only a small fraction of the people who have outstanding loans. Our interest bearing portfolio of credit card and personal loans stood at US$1 billion as of June 30, 2021. This was equivalent to approximately 1.1% of the industry balance for credit cards and personal loans and 0.2% of the overall retail credit to individuals.

We also see an attractive opportunity in providing retail loans collateralized by homes or automobiles. We intend to tap into this opportunity by partnering with other providers to allow us to bring to our customers the best solution available in the market. These products, typically not offered by Latin American incumbent banks, enable our customers to efficiently use their assets to obtain financing at attractive terms, as done in developed countries.

III - Credit to SMEs

In Latin America 6 largest economies, the credit portfolio of small and medium enterprises or SMEs, stood at US$146 billion as of December 31, 2020 and it is expected to grow at a 4% CAGR to reach US$176 billion in 2025.

Outstanding Credit Balance to SMEs by Country

(US$ Bn)

In Brazil, according to SEBRAE, the country had 16.2 million SMEs, defined as companies with less than US$78,000 in annual revenue, as of 2020. Within this total, micro enterprises (known as MEI), in which the single entrepreneur must not have more than one employee and annual revenue must not exceed US$16,000, accounted for the vast majority, with approximately 11 million. MEIs’ activities are broadly diversified, but for the most part these micro entrepreneurs are active in retail commerce (i.e., apparel, food and others) and retail services (i.e., repair services and others) and therefore look for banking services that are simple, transparent and fairly priced for the day-to-day needs of their businesses.

Our SME NuAccount business account is designed specifically for our customers who run businesses. We provide a business checking account and business debit card, offer unlimited wire transfers and allow customers to issue boletos to receive payments from customers, all free of charge. As of September 30, 2021, our SME NuAccount product had almost 1.1 million SME customers, an increase of 189% from September 30, 2020.

In Mexico, SMEs are generally defined as companies with fewer than 250 employees. According to the INEGI, the Mexican national institute of statistics and geography, there are over 5 million SMEs in Mexico, representing over 50% of GDP and 75% of employment sources. Credit access in Mexico for SMEs is highly limited; according to the latest National Survey on Productivity Competitiveness of Micro, Small and Medium Enterprises survey conducted by the INEGI, only 25% of SMEs had access to financing.

Revenue From Credit to SMEs by Country

(US$ Bn)

[1]	Disregards rounding in the sub-figures.

SMEs represent an important potential revenue opportunity given our superior underwriting capabilities and ability to reach out to customers without previous financing access. Our financial inclusion goals are highly aligned with supporting SMEs, which represent the second largest revenue pool of our six key market components. Industry revenue from SMEs in Latin America reached US$17 billion in 2020 and it is expected to reach US$18 billion in 2025.

IV - Investments

Revenue from investments in Latin America is expected to accelerate, growing from US$17 billion in 2020 to US$22 billion in 2025, according to the Oliver Wyman Report, and the share of retail investable assets under management outside banks in Brazil has risen from 6% in 2017 to 19% in 2020.

Revenue From Investments per Country

(US$ Bn)

In our view, the investments industry in Latin America has started to change. The smartphone allowed new entrants to acquire customers outside the walls of the traditional branch model. The region has also entered into an environment of lower interest rates, in which investors started to seek yields greater than what is available outside traditional fixed income products, historically with a large share of the portfolio of these investors. As a result, retail investors have been transitioning away from incumbent banks to independent investment platforms, such as NuInvest, in search for more investment options and better customer experience. Still, we believe there is significant room for further assets to shift away from banks into investment accounts when compared to other developed countries.

Brazil had 9.2 million active securities accounts in 2020, up from 5.7 million in 2017, according to the Oliver Wyman Report. Retail investable assets amounted to US$620 billion in 2020 (R$3.2 trillion), up 33% in local currency from 2017. Basic savings accounts and private pension funds each accounted for 30% of this total, followed by mutual funds and fixed income with 19% and 17%, respectively. Equities accounted for only 4% of the total.

Distribution of Traditional Investment Products for Retail Investors1,2

Breakdown by asset class, in Billions of US$ unless otherwise stated

	2017	2020	2025E	CAGR 17-20	CAGR 20-25E

Private Pension[3]	140	186	270	10%	8%

Saving Accounts	126	186	209	14%	2%

Fixed Income	88	105	140	6%	6%

Investment Funds	102	118	192	5%	10%

Equities	9	25	52	39%	16%

Total	465	620	863	10%	7%

1.

Solely for the convenience of the reader, Brazilian reais amounts have been translated into U.S. dollars at the average selling rate for the month of July 2021 of R$5.16 to US$1.00, as reported by the Central Bank of Brazil. See “Exchange Rates” for further information about recent fluctuations in exchange rates.

2.	Retail only, excluding private.

3.	Including only PGBL, or “Free Generating Benefit Plan,” and VGBL, or “Life Free Benefit Generator,” excluding closed pension funds.

Industry revenue from retail investment distribution is estimated to have reached US$7 billion in 2020 and is projected to reach US$9 billion by 2025, equivalent to a CAGR of 6% during the period, according to the Oliver Wyman Report. In our understanding, investment platforms traditionally earn rebates from mutual fund managers, brokerage fees from their end customers, financial income from their liquidity and securities portfolio and commissions from the distribution of other third-party products.

Investment platforms have traditionally focused on more affluent customers, serving them through independent financial advisors. Recent technological advances, however, have enabled a direct-to-consumer model to thrive, better suited to the millions of retail investors that cannot be served by independent financial advisors.

In May 2021, we acquired Easynvest (renamed to NuInvest), a leading digital investments platform operating exclusively under the direct to consumer model. As of September 30, 2021, NuInvest had approximately 2.8 million customers and US$6 billion in assets under custody (or the fair value of the assets invested through NuInvest). Through NuInvest, we will be able to offer our 48.1 million customers a wide range of investment options beyond deposits, including equities, mutual funds and fixed income product securities and, by doing so, we are able to increase the democratization of investments to all retail investors in Brazil with ample room for growth, as incumbents still account for 81% of total retail assets under management according to total investable assets data.

V - Insurance Brokerage

According to the Oliver Wyman Report, gross written premiums, or “GWP,” in Latin America are projected to grow from US$16 billion in 2020 to US$23 billion in 2025, at a 7% CAGR.

In our view, the retail insurance brokerage segment in Latin America has also been largely dominated by incumbent banks, who in many cases also own the underwriting business and consequently favor their own products. We believe that this segment is also prone for disruption and is likely to experience strong growth.

Revenue From Insurance Brokerage per Country

(US$ Bn)

The Brazilian insurance industry had GWP of US$47 billion (R$242 billion) in 2020, according to the Oliver Wyman Report, or US$16 billion excluding health insurance. Despite its size, Brazil remains fairly underpenetrated when compared to other developing and developed economies, both in the life (excluding health) and property & casualty (P&C) insurance segments. GWP from insurance products sold directly to individuals (excluding health) amounted to US$6 billion (R$32 billion) in 2020, according to the Oliver Wyman Report, of which auto represented 64%, with the balance made of personal injuries and illness (13%), property (8%), life (6%) and others (9%). GWP from insurance products sold to commercial clients amounted to US$10 billion (R$52 billion).

In our view, distribution of life insurance products to individuals in Brazil remains concentrated on the bancassurance channel, while distribution of P&C insurance products to individuals in Brazil, remains concentrated on the broker channel.

We believe complexity, lack of transparency and expensive premiums that result from poor underwriting still prevent Latin Americans from consuming more insurance products. Our first insurance product, NuLife, launched in August 2020 (in partnership with Chubb as underwriter), showcases the untapped demand for insurance products. NuLife offers flexible, fully customizable life insurance policies that can be contracted in five simple steps through our app. We had over 420,000 active NuLife policies as of September 30, 2021. Over time we plan to broaden our insurance offering to include other life and P&C products.

VI - E-Commerce Marketplaces

E-commerce marketplaces represents a fast growth segment in Latin America, fueled by the strong momentum of e-commerce, which has been further magnified by the impact of COVID-19. According to the Oliver Wyman Report, e-commerce gross merchandise volume, or “GMV”, from the top 6 economies in Latin America reached US$51 billion in 2020 and it is projected to grow at a 23% CAGR to reach US$144 billion by 2025.

In Brazil, e-commerce GMV accounted for US$17 billion in 2020 and is projected to grow at a 20% CAGR to reach US$42 billion in 2025. In Mexico, e-commerce GMV reached US$18 billion in 2020 and it is expected to grow at a 29% CAGR to reach US$65 billion in 2025. Other key countries in the region such as Argentina, Colombia, Chile and Peru are expected to benefit from the same positive trends and grow at a CAGR of 14%, 14%, 22% and 23% respectively between 2020 and 2025.

Traditional E-Commerce and Marketplace Volumes

(US$ Bn)

Marketplace Volumes by Type

(US$ Bn, %)

E-commerce includes both retailers selling online directly to consumers (1PL) as well as vendors selling online to consumers through marketplaces (3PL). According to the Oliver Wyman Report, e-commerce marketplace revenue for the Latin America region reached US$4 billion in 2020 and it is projected to grow at a 37% CAGR to reach US$19 billion in 2025.

According to the Oliver Wyman Report, e-commerce marketplace revenue in Brazil is projected to grow at a 35% CAGR to reach US$7 billion (R$36 billion) in 2025 compared to US$2 billion (R$10 billion) in 2020, supported by the expected growth in overall GMV, the rising share of marketplace volumes within total GMV and an expected increase in the average marketplace take-rate from 11.9% in 2020 to 19.6% in 2025. In addition, financial institutions’ e-commerce marketplace share of total marketplace market revenue is projected to more than double between 2020 and 2025, from 2% to approximately 4%. In Mexico, e-commerce marketplace revenue is projected to grow at a 46% CAGR to reach US$6.4 billion in 2025 compared to US$1 billion in 2020, supported by the expected growth in overall GMV, the rising share of marketplace volumes within total GMV and an expected increase in the average marketplace take-rate from 12% in 2020 to 18% in 2025. In Argentina, Colombia, Chile and Peru, e-commerce marketplace revenue is projected to grow at a CAGR of 33%, 29%, 41%, and 39% respectively between 2020 and 2025 benefiting from positive trends in GMV expansion, marketplace volume shares within GMV and expanding take-rates averaging 18% for these countries.

Marketplace Revenues by Country

(US$ Bn)

We believe our base of 48.1 million customers makes Nu a desirable destination for retailers and service providers in Brazil who are looking to grow sales. In the near term, we expect a similar result in other geographies such as Mexico and Colombia, where our brand and customer base continues to expand every day. We plan to develop our e-commerce marketplace by carefully adding select strategic partners to our ecosystem, first and foremost as a tool to meet the specific demands of our customers and, as such, reinforce engagement and continue to improve user experience. We currently already have white label partners providing financial solutions such as insurance (Chubb), mobile phone top ups (telcos), and foreign remittances (Remessa Online), all under the Nu brand and with the same customer experience as with our proprietary products. Over time we plan to provide additional services to our customers beyond financial products, such as online shopping.

Revenue by Geography

For the nine months ending September 30, 2021, the majority of our revenue was derived from Brazil (US$845.8 million, compared to US$13.0 million and US$0.2 million in Mexico and Colombia, respectively).

Customer Demographics

We believe our platform both supports customers across the age spectrum and particularly appeals to a younger population. Based on internal research as well as analysis by Oliver Wyman, we believe we serve a larger proportion of younger consumers than digital banks and incumbent banks. As of September 30, 2021, 59% of our customers were under 35 years old, compared to 30% for traditional banks, as shown in the chart below. In addition, 81% of our customers were under 45 years old as of September 30, 2021, compared to 52% for incumbent banks.

Our young and growing customer base provides us with significant opportunity to grow with our customers who are in the early stages of their financial journeys. For example, our younger customers (20-24 years old) are expected to grow their real income by about 70% over the next ten years (based on a comparison of our younger customers’ income to the income reported by our customers who are between 30-34 years old), and we believe we are well positioned to serve their needs as they accumulate wealth, increase spending and reach life milestones that expand their financial needs.

Nu Age Comparison vs. Traditional Banks

Legal Proceedings

We are, and may be, from time to time, involved in disputes that arise in the ordinary course of our business. Any claims against us, whether meritorious or not, can be time consuming, result in costly litigation, require significant management time and result in the diversion of significant operational resources.

We are subject to a number of judicial and administrative proceedings, including civil, labor and tax law and social security claims and other proceedings, which we believe are common and incidental to business operations in general. We recognize provisions for legal proceedings in our financial statements, when we are advised by independent outside counsel that (1) it is probable that an outflow of resources will be required to settle the obligation; and (2) a reliable estimate can be made of the amount of the obligation. The assessment of the likelihood of loss includes analysis by outside counsel of available evidence, the hierarchy of laws, available case law, recent court rulings and their relevance in the legal system. Our provisions for probable losses arising from these matters are estimated and periodically adjusted by management. In making these adjustments our management relies on the opinions of our external legal advisors.

Getnet Civil Claim

On October 14, 2021, Getnet Adquirência e Serviços para Meios de Pagamento S.A., or “Getnet,” filed a lawsuit against our Brazilian subsidiary Nu Pagamentos and Mastercard Brasil Soluções de Pagamento Ltda., or “Mastercard Brasil,” seeking a reduction of the interchange fees charged on the value of sale and purchase transactions carried out on Getnet point of sale devices using Nu Pagamentos debit cards, to a maximum fee of either 0.5% or 0.8%. Getnet’s claim alleges that as a result of its economic dependence on Mastercard as a payment scheme settlor, it does not have the ability to freely cease from contracting with Nu Pagamentos. In addition, Getnet’s claim alleges damages estimated at R$64 million resulting from the higher interchange fees that currently apply as compared to the reduced fees sought by it. As of the date of this prospectus, we have not been served with notice of the suit. On October 18, 2021, the trial court judge dismissed Getnet’s relief request for a preliminary injunction, ruling that the matter required further evidentiary support and an opportunity for the defendants to present a defense. We estimate the likelihood of loss in this proceeding as remote.

As of September 30, 2021, we have provisions recorded in our unaudited condensed consolidated interim financial statements in connection with legal proceedings for which we believe a loss is probable in accordance with accounting rules, in an aggregate amount of US$16.2 million, and have made judicial deposits in an aggregate amount of US$15.7 million. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases were to result in a judgment against us in any reporting period for amounts that exceeded our management’s expectations, the impact on our results of operations or financial condition for that reporting period could be material. See “Risk Factors—Risks Relating to Regulatory Matters and Litigation—Litigation, proceedings or similar matters, or adverse facts and developments related thereto, could materially affect our business, financial condition and results of operations.”

For further information, see note 20 to our audited consolidated financial statements and note 21 to our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus.

Intellectual Property

We rely on a combination of trademark, domain names and trade secret laws, as well as employee and third-party non-disclosure, confidentiality and other types of contractual arrangements to establish, maintain and enforce our intellectual property rights, including with respect to our proprietary rights related to our products and services. In addition, we license technology from third parties.

As of September 30, 2021, we did not own any Brazil-issued patents or copyrights. However, we filed a patent application on May 10, 2021 before the United States Patent and Trademark Office and the Patent Cooperation Treaty system, which is under analysis. We own a number of trademarks including Nu, NUBANK and its variations, and other valuable trademarks and designs covering various brands, products and services, including the credit card, the account, insurance and other services provided by Nu. We also own a number of domain names registered in Brazil, including “nubank.com.br” and “nu.com.br”, and abroad such as “nu.com.mx” and “nu.com.co”.

As of the date of this prospectus, our application to register the trademark “Nu” in the United States is pending approval by the relevant authority. We have already obtained registration in class 36 in the United States for the trademark “NUBANK”.

Moreover, as of the date of this prospectus, we own the “Datomic” software, which was developed internally by Cognitect. “Datomic” is a database management operating system for domain-specific transactional data, which was also developed using Java and Clojure programming language, which is open source. We use “Datomic” for various purposes that range from storing registration data to storing metadata. We also own the software for the “App Nubank” mobile application, which is used by our customers to access our services, and was developed internally by us.

Properties

Our operational headquarters are located in the city of São Paulo, state of São Paulo, Brazil, which includes the majority of our product development, sales, marketing, and business operations. Our principal executive offices consist of approximately 109,765 square feet of space under a lease that expires in September 2023. We also have leased offices in several other locations, including offshore in Mexico, Colombia, Argentina, Germany and the United States, and believe our facilities are sufficient for our current needs. The table below sets forth additional information regarding our offices in each country:

Name	Location	Type	Ownership	Size (in sq. feet)

HQ1	São Paulo, Brazil	Office	Leased	109,766

HQ2	São Paulo, Brazil	Office	Leased	58,364

HQ3	São Paulo, Brazil	Warehouse	Leased	4,299

HQ5 Coworking	São Paulo, Brazil	Office	Leased	40,193

NuInvest	São Paulo, Brazil	Office	Leased	36,189

Salvador	Salvador, Brazil	Office	Leased	25,407

Mexico – Main Office	CDMX, Mexico	Office	Subleased	16,211

Mexico – SPEI 1 Coworking	CDMX, Mexico	Office	Leased	320

Mexico – SPEI 2 Coworking	Querétaro, Mexico	Office	Leased	168

Spaces 80 Coworking	Bogota, Colombia	Office	Leased	1,656

HIT Coworking	Buenos Aires, Argentina	Office	Leased	N/A

Knotel Coworking	Berlin, Germany	Office	Leased	5,705

Cognitect	Durham, USA	Office	Leased	3,778

Washington Coworking	Washington, USA	Office	Leased	N/A

Total				302,054

As of September 30, 2021, we had a services agreement with a data center service provider for the provision of data services to us from its data centers in São Paulo, Brazil, and different locations in the United States. We believe that our facilities are suitable and adequate for our business as presently conducted, however, we periodically review our facility requirements and may acquire new space to meet the needs of our business or consolidate and dispose of facilities that are no longer required.

Our Competitive Landscape

We believe that we are changing the consumption patterns for financial products and services and growing the market, but will continue to face competition from other firms including large legacy financial institutions, large technology companies, and new, smaller financial technology entrants.

We believe that the key competitive factors in our market include:

•	our culture of customer-centricity;

•	product features, quality and functionality;

•	operating efficiency;

•	engineering, data science and product talent;

•	brand recognition;

•	security and trust;

•	product and technology platform; and

•	regulatory licenses.

We believe that our ability to innovate quickly further differentiates our platform from our competition. We believe we compete favorably across all key competitive factors and that we have developed a business model that is difficult to replicate.

Human Capital Resources

As of September 30, 2021 and as of December 31, 2020, 2019 and 2018, we had 5,403, 2,929, 2,452 and 1,211 employees, respectively. As of September 30, 2021 all of our employees were based in our offices in Brazil, Mexico, Colombia, Argentina, the United States and Germany.

The table below breaks down our full-time personnel by function as of September 30, 2021:

Function	Number of Employees	% of Total

Technology	1,421	26%

Sales and Marketing	590	11%

Customer Support	2,046	38%

General and Administrative	1,346	25%

Total	5,403	100%

Our employees in Brazil are affiliated with the unions of independent sales agents and of consulting, information, research and accounting firms for the geographic area in which they render services. We believe we have a constructive relationship with these unions, as we have never experienced strikes, work stoppages or disputes leading to any form of downtime.

Material Contracts

We are party to certain material license agreements with Mastercard in connection with our activities as an issuer of Mastercard credit products.

Our License Agreement, dated as of January 29, 2014, between Mastercard International Incorporated, or “Mastercard,” and EO2 Soluções de Pagamento S.A., sets forth the general terms and conditions under which Mastercard has granted to us a non-exclusive license to use certain trade names, trademarks, service marks and logotypes in Brazil in connection with our issuance of credit products, subject to Mastercard’s standard terms (as amended from time to time). No consideration is due to Mastercard under this agreement.

Our License Agreement, dated as of January 3, 2019, between Mastercard and Nu Bn Mexico Sociedad Anonima de Capital Variable, or “Nu Servicios,” sets forth the general terms and conditions under which Mastercard has granted to us a non-exclusive license to use certain trade names, trademarks, service marks and logotypes in Mexico in connection with our issuance of credit products, subject to Mastercard’s standard terms (as amended from time to time). No consideration is due to Mastercard under this agreement.

Our License Agreement, dated as of April 24, 2020 and as amended from time to time, between Mastercard and Nu Pagamentos, sets forth the general terms and conditions under which Mastercard has granted to us a non-exclusive license to use certain trade names, trademarks, service marks and logotypes in Colombia in connection with our issuance of credit products, subject to Mastercard’s standard terms (as amended from time to time). No consideration is due to Mastercard under this agreement.

Additional Information

We were incorporated in the Cayman Islands as an exempted company with limited liability on February 26, 2016. Our principal executive offices are located at Floor 4, Willow House, Cricket Square, Grand Cayman, KY1-9010, Cayman Islands, and our telephone number at this address is +1 345 949 2648. Our website address is www.nubank.com.br. Information contained on, or that can be accessed through, our website is not part of, or incorporated by reference into, this prospectus, and inclusions of our website address in this prospectus are inactive textual references provided only for your informational reference.

Management

We are managed by our board of directors and by our senior management, pursuant to our Memorandum and Articles of Association and the Cayman Islands Companies Act (as revised).

Board of Directors

As of the date of this prospectus, our board of directors is composed of nine members. Our Memorandum and Articles of Association that will be in effect upon the closing of this of offering will provide that each director holds office until the next annual general meeting following the annual general meeting at which such director was elected. None of our board members have contracts that provide for benefits upon termination of employment.

Our Memorandum and Articles of Association that will be in effect upon the closing of this of offering will provide that from and after the date on which David Vélez Osorno (together with his affiliates), our founding shareholder, no longer beneficially owns more than 50% of the aggregate voting power of all of our issued shares having the right to receive notice of and vote at our annual general meetings, or the classifying date, the directors shall be divided into three classes designated Class I, Class II, and Class III. Each director shall serve for a term ending on the date of the third annual general shareholders meeting following the annual general shareholders meeting at which such director was elected, provided that directors initially designated as Class I directors will serve for a term ending on the date of the first annual general shareholders meeting following the classifying date, directors initially designated as Class II directors shall serve for a term ending on the second annual general shareholders meeting following the classifying date, and directors initially designated as Class III directors shall serve for a term ending on the date of the third annual general shareholders meeting following the classifying date. The directors nominated by our founding shareholder shall be allocated to the longest duration classes unless otherwise determined by our founding shareholder. The members of our board of directors to be in place upon consummation of this offering will hold office until our next annual general meeting.

Our directors do not have a retirement age requirement under our Memorandum and Articles of Association.

The following table presents the names of the current members of our board of directors.

Name	Age	Position(s)

David Vélez Osorno	40	Founder, Chairman and Chief Executive Officer[3]

Douglas Mauro Leone	64	Director[2]*

Anita Sands	45	Director[1]*

Daniel Krepel Goldberg	45	Director[3]*

Luis Alberto Moreno Mejía	68	Director[2,3]*

Jacqueline Dawn Reses	51	Director[1,2]*

Larissa de Macedo Machado (Anitta)	28	Director[3]

Rogério Paulo Calderón Peres	59	Director[1]*

Muhtar Ahmet Kent	68	Director*

1.	Member of the Audit and Risk Committee.

2.	Member of the Leadership Development, Diversity and Compensation Committee.

3.	Member of the Stakeholders’ Committee.

*	Independent Director

The following is a brief summary of the business experience of our directors. Unless otherwise indicated, the current business address for our directors is Rua Capote Valente, 39 – Pinheiros, São Paulo, Brazil.

David Vélez Osorno is our founding shareholder, the chairman of our board of directors and our chief executive officer. He has also been a member of our Stakeholders’ Committee since July 2021. Before founding Nu in 2013, David was a partner at Sequoia Capital between January 2011 and March 2013, in charge of the firm’s Latin

American investments group. Before Sequoia, David worked in investment banking and growth equity at Goldman Sachs, Morgan Stanley and General Atlantic. He holds a Bachelor’s of Science in Management Science and Engineering and a Master’s in Business Administration, both from Stanford University.

Douglas Mauro Leone is a member of our board of directors, a position he has held since 2016. He has also been a member of our Leadership Development, Diversity and Compensation Committee since July 2021. As Managing Partner of Sequoia Capital since 1996 and Global Managing Partner since 2012, Doug has partnered with companies including RingCentral and ServiceNow. He began his career in tech at Sun Microsystems, Hewlett-Packard, and Prime Computer, before joining Sequoia Capital in 1988. He holds a Bachelor’s of Science in Mechanical Engineering from Cornell University, a Master’s of Science in Industrial Engineering from Columbia University, and a Master’s of Science in Management from the Massachusetts Institute of Technology.

Anita Sands is a member of our board of directors, a position she has held since October 2020. She has also been a member of our Audit and Risk Committee since June 2021. Dr. Sands has served on the board of directors of ServiceNow, Inc. since July 2014 and on the board of directors of Pure Storage, Inc. since July 2015. She has also served on the board of directors of SVF Investment Corp. since January 2021 and Khosla Ventures SPAC Sponsor II LLC since February 2021. From April 2012 to September 2013, Dr. Sands served as group managing director, head of change leadership and a member of the wealth management Americas executive committee of UBS Financial Services, a global financial services firm. Prior to that, from April 2010 to April 2012, Dr. Sands was group managing director and chief operating officer of UBS Wealth Management Americas at UBS Financial Services, and from October 2009 to April 2010, Dr. Sands was a transformation consultant at UBS Wealth Management Americas. Prior to joining UBS Financial Services, Dr. Sands was managing director, head of transformation management at Citigroup N.A.’s global operations and technology organization. Dr. Sands also held several leadership positions with RBC Financial Group and the Canadian Imperial Bank of Commerce (CIBC). Dr. Sands holds a Bachelor’s of Science in Physics and Applied Mathematics and a Doctoral Degree in Atomic and Molecular Physics, both from The Queen’s University of Belfast, Northern Ireland, and a Master’s of Science in Public Policy and Management from Carnegie Mellon University. She is currently the James Wei Visiting Professor in Entrepreneurship at Princeton University.

Daniel Krepel Goldberg is a member of our board of directors, a position he has held since April 2021. He has also been a member of our Stakeholders’ Committee since July 2021. He is currently a partner and head of Latin America at Farallon Capital Management, positions he has held since August 2011. He was the president of Morgan Stanley in Brazil from April 2010 to August 2011. Between January 2003 and December 2006, he headed the Economic Law Secretariat of the Ministry of Justice, a former body of the Brazilian antitrust and consumer protection system. He holds a Bachelor’s Degree and a Doctoral Degree in Law from the University of São Paulo. In addition, he received a Master’s of Laws from Harvard Law School.

Luis Alberto Moreno Mejía is a member of our board of directors, a position he has held since April 2021. He has also been a member of our Leadership Development, Diversity and Compensation Committee and of our Stakeholders’ Committee since July 2021. He joined us after his 15-year tenure as the President of the Inter-American Development Bank Group from October 2005 to September 2020, and has served as a Managing Director at Allen & Co. since February 2021. He has also served as Colombia’s Ambassador to the United States for seven years from October 1998 to June 2005. He had a distinguished career in business and government. As Minister of Economic Development between July 1992 and January 1994, and was head of the Instituto de Fomento Industrial, Colombia’s public sector holding company. In the private sector he was the executive producer of TV Hoy. He holds a Degree in Business Administration and Economics from Florida Atlantic University and a Master’s in Business Administration from the Thunderbird School of Global Management. In 1990, Harvard University awarded him a Neiman Fellowship for his achievements in the field of journalism.

Jacqueline Dawn Reses is a member of our board of directors, a position she has held since March 2021. She has also been the Chair of our Leadership Development, Diversity and Compensation Committee since July 2021 and a member of our Audit and Risk Committee since June 2021. She is the chief executive officer of Post House Capital and most recently served as executive chair of Square Financial Services LLC and capital lead at Square, Inc., a publicly traded financial services company which provides services to small businesses and consumers, from October 2015 to October 2020. From February 2016 to July 2018, she also served as people lead at Square, Inc. From September 2012 to October 2015, she served as chief development officer of Yahoo! Inc. Prior to Yahoo, she led the U.S. media group as a partner at Apax Partners Worldwide LLP, a global private equity firm, which she joined in 2001. As of 2020, she serves on the board of the Wharton School of the University of Pennsylvania. She has also served on the board of directors of Affirm, Context Logic and Pershing Square Tontine Holdings, Ltd. since July 2020 and has been the chairperson of the Economic Advisory Council of the Federal Reserve Bank of San Francisco since 2015.

She previously served on the board of directors of Alibaba Group Holding Limited, Social Capital Hedosophia Holding Corp. and Social Capital Hedosophia Holding Corp III. She holds a Bachelor’s of Science in Economics with honors from the Wharton School of the University of Pennsylvania.

Larissa de Macedo Machado (Anitta) is a member of our board of directors, a position she has held since June 2021. She has also been a member of our Stakeholders’ Committee since July 2021. She has been a well-known contemporary pop artist since 2012 and is currently the Brazilian woman with the most followers on Instagram (over 54 million and maintains an active social media presence, having been ranked as one of the most influential celebrities by Billboard and one of the 100 most influential and creative people in the world by VOGUE. She is a five-time winner of the Best Brazilian Act on the MTV Europe Music Awards, and was the first Brazilian artist to win the Best Latin American Act award. In 2017, she was ranked as one of the most influential celebrities in social media according to Billboard. As a businesswoman, she manages her own career and production company and gathers numerous advertising contracts and partnerships with international brands. She holds a degree in pre-college administration from Instituto Superior de Educação do Rio de Janeiro (ISERJ/FAETEC).

Rogério Paulo Calderón Peres is a member of our board of directors and also the chairman of our Audit and Risk Committee, positions he has held since June 2021 and July 2021, respectively. As a financial expert, he served in PricewaterhouseCoopers Brazil as audit partner for nearly ten years until 2003 and then served as senior executive and chief financial officer at Bunge Brasil S.A. from 2003 to 2007, Unibanco S.A., Itaú Unibanco Holdings S.A. between 2010 and 2014 and HSBC Brasil S.A. (HSBC LatAm) between 2014 and 2016. He has also served as a board member in Alupar Investimentos S.A. since December 2016 and Via Varejo S.A. (Via S.A.) since September 2019, both listed companies in Brazil. He has been the chairman of the audit committee and designated financial expert at B3 S.A. – Brasil, Bolsa, Balcão since April 2018 and a member of the compensation committee of Qualicorp Consultoria e Corretora de Seguros S.A. since 2019. He holds a Bachelor’s in Business Administration from Fundação Getulio Vargas and a Bachelor’s in Accounting from Fundação FAPEI, both in Brazil. He also holds a Brazilian registered accountant certification (Brazilian CPA) and has also attended several extension programs in strategy, finance, human resources and governance at Harvard University, Princeton University, University of Western Ontario, Fundação Getulio Vargas and Fundação Dom Cabral.

Muhtar Ahmet Kent is a member of our board of directors, a position he has held since October 2021. Muhtar Kent is the retired Chairman and Chief Executive Officer of The Coca-Cola Company, a multinational beverage corporation. Mr. Kent joined The Coca-Cola Company in 1978; in 2006, he became President and Chief Operating Officer and in 2008 was elevated to President and Chief Executive Officer. From 2009 to 2017, Mr. Kent also served as The Coca-Cola Company’s Chairman. He retired from The Coca-Cola Company in 2019. Mr. Kent currently serves on the boards of 3M Co., a multinational conglomerate, Special Olympics International, the Cambridge China Development Trust and Emory University, and is Chairman of the Advisory Board of Cass Business School at London City University. Mr. Kent previously served as the Chairman of the International Business Council of the World Economic Forum and as a member of its Chairman’s Community. Mr. Kent holds a Bachelor of Science degree in Economics from the University of Hull in England and a Master of Science degree in Administrative Sciences from Cass Business School at the City University London.

Executive Officers

Our executive officers are responsible for the management and representation of our company.

The following table lists our current executive officers:

Name	Age	Position(s)

David Vélez Osorno	40	Founder and Chief Executive Officer[1]

Guilherme Marques do Lago	42	Chief Financial Officer

Cristina Helena Zingaretti Junqueira	39	Co-Founder & Brazil CEO[1]

Youssef Lahrech	47	Chief Operating Officer

Jagpreet Singh Duggal	48	Chief Product Officer

Henrique Camossa Saldanha Fragelli	44	Chief Risk Officer

Renee Grace Mauldin Atwood	42	Chief People Officer

Matt Swann	50	Chief Technology Officer

Vitor Guarino Olivier	32	Vice-President of Operations and Platforms

1.	Member of the Stakeholders’ Committee.

The following is a brief summary of the business experience of our executive officers. Unless otherwise indicated, the current business address for our executive officers is Rua Capote Valente, 39 – Pinheiros, São Paulo, Brazil.

David Vélez Osorno. See “—Board of Directors.”

Guilherme Marques do Lago is our Chief Financial Officer, a position he has held since February 2021, and served as our vice president of finance from March 2019 to February 2021. From April 2006 to March 2019, he served in various positions at the Credit Suisse Group AG, including as managing director in its investment banking group. He also previously worked at McKinsey & Company from 2005 to 2006. He holds a Bachelor’s of Science in Industrial Engineering from Escola Politécnica da Universidade de São Paulo and a Master’s in Business Administration from the Harvard Business School.

Cristina Helena Zingaretti Junqueira is our Co-Founder & Brazil CEO, a position she has held since February 2021. She has also been the chair of our Stakeholders’ Committee since July 2021. As one of our co-founders, she has already held several functions and currently has a global role leading functions like marketing, communications, ESG, legal and public policy. Cristina began her career in strategic consulting, working at BCG (Boston Consulting Group) and before founding Nu in 2013, worked for several years at Itaú Unibanco S.A. with products and marketing in consumer credit and cards. She was the first woman to be featured visibly pregnant on the cover of a Brazilian business magazine. She was also the only Brazilian to be featured on the 2020 edition of Fortune’s Most Powerful Women International and on Fortune 40 under 40, which recognizes the young leaders who are transforming the world of business. She holds an Engineering Bachelor’s degree and a Master’s degree from Universidade de São Paulo (USP), and also an MBA from Northwestern University’s Kellogg School of Management.

Youssef Lahrech is our Chief Operating Officer, a position he has held since 2020. He runs our credit card, lending, and investments businesses in Brazil, as well as our international businesses in Mexico and Colombia. In addition, he is responsible for operations, analytics, credit, and data science. Before joining us in 2020, he spent 19 years at Capital One helping build and grow businesses in Canada and the United States, serving in a number of roles involving product, analytics, risk, and technology. He holds a degree in Mathematics from the Ecole Polytechnique and a degree in Engineering from the École des Ponts ParisTech, both in France, as well as a Master’s in Engineering from the Massachusetts Institute of Technology.

Jagpreet Singh Duggal is our Chief Product Officer, a position he has held since 2020. Prior to joining us, he worked at several companies, including as a director of product management at Facebook from May 2018 to January 2020, senior vice president at Quantcast Corporation from June 2011 to March 2018 and head of strategy at Google Inc. from 2006 to 2011. He holds a Bachelor’s in Mechanical Engineering from Yale University.

Henrique Camossa Saldanha Fragelli is our Chief Risk Officer, a position he has held since 2018. He is responsible for our risk analysis and compliance. He is in charge of all our risk and compliance related activities, including credit risk, market and liquidity risk, stress testing, model risk, operational and IT risk, regulatory compliance, ethics, and anti-money laundering teams. Before joining us in 2018, he was the global head of traded portfolio analytics at HSBC

Bank PLC, based in London, from August 2015 to June 2018 and the head of traded risk analytics for Latin America at HSBC Brasil S.A. from July 2013 to August 2015. He also worked at WestLB as a risk director, based in London, from April 2012 to July 2013 and for LCH.Clearnet from October 2007 to April 2012. He holds a Bachelor of Arts in Economics from Universidade de São Paulo and a Master of Business Administration in Finance from the École des Hautes Études Commerciales de Paris (HEC Paris).

Renee Grace Mauldin Atwood is our Chief People Officer, a position she has held since 2018. She leads our People & Culture team and is responsible for ensuring the wellbeing and development of all our employees in their entire journey since they apply for a position. Talent acquisition, people growth, D&I, internal communications and employee experience, people operations, compensation and benefits, people analytics, global mobility and human resources business partner are among her responsibilities. Prior to joining us, she worked in talent acquisition, human resources, and worldwide corporate facilities and led the human resources area in big-tech companies like Google, Inc. from May 2010 to February 2014, Uber Technologies, Inc. from February 2014 to July 2016, Twitter, Inc. from August 2016 to February 2017, and Peeps Solutions from February 2017 to August 2018. She holds a Bachelor’s of Arts in Psychology from the University of Texas.

Matt Swann is our Chief Technology Officer, a position he has held since April 2021. From November 2018 to March 2021, he served as chief technology officer of Booking.com B.V. (Booking.com). From September 2017 to November 2018, he served as the chief technology officer of Stubhub, Inc. (Stubhub.com). From February 2015 to September 2017, he served as the chief information officer of the consumer division at Citibank N.A. From February 2006 to February 2015, he served as the vice president of global payments at Amazon.com, Inc. He currently serves on the board of directors at Payfare Inc. He holds a Bachelor’s of Science in Computer and Information Sciences from Arizona State University.

Vitor Guarino Olivier is our Vice-President of Operations and Platforms, a position he has held since December 2019. From March 2019 to March 2020, he served as our vice president of consumers. From August 2016 to March 2019, he served as the general manager of our digital account products. From April 2014 to August 2016, he led our core financial services engineering team. Prior to joining us, he held positions in wealth management, credit, and foreign exchange at Banco BTG Pactual S.A. from August 2011 to March 2014. He holds a degree in Computer Science and Economics from Duke University.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Foreign Private Issuer Status

NYSE listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the NYSE, except that we are required (a) to have an audit committee or audit board that meets certain requirements, pursuant to an exemption available to foreign private issuers (subject to the phase-in rules described under “—Committees of the Board of Directors – Audit and Risk Committee”); (b) to provide prompt certification by our chief executive officer of any material noncompliance with any corporate governance rules; and (c) to provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practice required to be followed by U.S. listed companies.

We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the NYSE in respect of the following:

•	the majority independent director requirement under Section 303A.01 of the NYSE listing rules;

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the requirement under Section 303A.05 of the NYSE listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;

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the requirement under Section 303A.04 of the NYSE listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors;

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the requirement under Section 303A.08 of the NYSE listing rules that a listed issuer obtain shareholder approval when it establishes or materially amends a share option or purchase plan or other arrangement pursuant to which shares may be acquired by officers, directors, employees or consultants;

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the requirement under Section 312.03 of the NYSE listing rules that a listed issuer obtain shareholder approval prior to issuing or selling securities (or securities convertible into or exercisable for common or ordinary shares) that equal 20% or more of the issuer’s outstanding common or ordinary shares or voting power prior to such issuance or sale; and

•	the requirement under Section 303A.03 of the NYSE listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

Cayman Islands law does not impose a requirement that the board consist of a majority of independent directors or that such independent directors meet regularly without other members present. Nor does Cayman Islands law impose specific requirements on the establishment of a compensation committee or nominating committee or nominating process.

Committees of the Board of Directors

Our board of directors has established an Audit and Risk Committee, a Leadership Development, Diversity and Compensation Committee and a Stakeholders’ Committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until as otherwise determined by our board of directors.

Audit and Risk Committee

Our Audit and Risk Committee consists of Rogério Paulo Calderón Peres, Anita Sands and Jacqueline Dawn Reses, with Rogério Paulo Calderón Peres serving as chairperson. Our board of directors has determined that Rogério Paulo Calderón Peres, Anita Sands and Jacqueline Dawn Reses meet the requirements for independence under the listing standards of the NYSE and SEC rules and regulations. Each member of our Audit and Risk committee also meets the financial literacy and sophistication requirements of the listing standards of the NYSE. In addition, our board of directors has determined that Rogério Paulo Calderón Peres is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. The duties and responsibilities of our Audit and Risk Committee include:

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appointing and overseeing the work and compensation of any accounting firm engaged for the purposes of preparing or issuing an audit report or performing audit, review or attest services for us, including our independent registered public accounting firm;

•	pre-approving the audit services and non-audit services to be provided by our independent registered public accounting firm;

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discussing the scope and results of the audit with our independent registered public accounting firm, and reviewing, with management and our independent registered public accounting firm, our interim and year-end results of operation;

•	resolving any disagreements between management and our independent registered public accounting firm;

•	evaluating the independence and performance of our independent registered public accounting firm;

•	overseeing our internal audit function;

•	reviewing and discussing with management and our independent registered public accounting firm our financial statements and public disclosures of our financial information;

•	reviewing our disclosure controls and procedures and internal control over financial reporting;

•	establishing procedures for complaints regarding accounting, internal controls or audit matters;

•	reviewing and monitoring our risk management policies and procedures;

•	advising our board of directors regarding the systematic review of our risk exposure to economic sectors, geographic areas and risk types;

•	overseeing our cybersecurity risk management, and discussing with management our cybersecurity program; and

•	reviewing related-party transactions.

Our Audit and Risk committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE.

Leadership Development, Diversity and Compensation Committee

Our Leadership Development, Diversity and Compensation Committee consists of Jacqueline Dawn Reses, Douglas Mauro Leone and Luis Alberto Moreno Mejía, with Jacqueline Dawn Reses serving as chairperson. The duties and responsibilities of our Leadership Development, Diversity and Compensation Committee include:

•	approving or making recommendations to our board of directors regarding the compensation of our executive officers and key service providers;

•	reviewing and approving the compensation of the members of our board of directors;

•	reviewing our management succession planning;

•	reviewing and evaluating our executive compensation and benefits policies;

•	reviewing and approving grants of equity compensation awards to our executive officers;

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reviewing and discussing with our executive officers and other members of management, outside counsel and compensation consultants our public disclosures regarding our compensation policies, programs and practices for executive officers;

•	reviewing our programs and practices related to human capital management metrics;

•	reviewing our leadership development process for senior management; and

•	reviewing and assessing our workforce inclusion and diversity and the administration of compensation programs in a non-discriminatory manner.

Our Leadership Development, Diversity and Compensation Committee operates under a written charter which satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE, subject to certain exemptions under the rules thereof for foreign private issuers and controlled companies.

Stakeholders’ Committee

Our Stakeholders’ Committee consists of Cristina Helena Zingaretti Junqueira, David Vélez Osorno, Daniel Krepel Goldberg, Larissa de Macedo Machado and Luis Alberto Moreno Mejía, with Cristina Helena Zingaretti Junqueira, one of our executive officers, serving as chairperson. The Stakeholders’ Committee takes into consideration and monitors our key stakeholders’ interests and provides insights and recommendations to our board of directors intended to create long-term value for shareholders and other key stakeholders. The Stakeholders’ Committee’s main duties and responsibilities are:

•	overseeing our relationships and notable interactions with key stakeholders, as identified by our board of directors from time to time;

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engaging with our senior management with regards to our strategies on environmental, social and governance policies and programs and other matters of import to our key stakeholders, as determined by our board of directors from time to time;

•	reviewing the initiatives and metrics we use to measure our progress towards such strategies, policies, programs and other matters of import, and evaluating our progress towards the same;

•	advising our board of directors and senior management regarding matters and initiatives that may affect our key stakeholders’ interests; and

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reviewing our list of key stakeholders and related strategies, policies, programs and other matters of import from time to time, and recommending any changes to our board of directors as the Stakeholders’ Committee deems appropriate.

Controlled Company Exception

Immediately after the completion of this offering, David Vélez Osorno will beneficially own 86.2% of our Class B ordinary shares, representing 75.0% of the voting power of our outstanding share capital. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the NYSE corporate governance rules. Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements.

As a “controlled company,” we may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors; and (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For so long as we qualify as a controlled company, we may take advantage of these exemptions. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our ordinary shares continue to be listed on the NYSE, we will be required to comply with the corporate governance standards within the applicable transition periods.

Code of Conduct and Whistleblower Policy

Our board of directors has adopted a code of conduct and a whistleblower policy that apply to all of our employees, interns and service providers, as well as our officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full texts of our code of conduct and our whistleblower policy will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of conduct and our whistleblower policy, or waivers of their requirements, on our website or in public filings under the Exchange Act. The information on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be a part of this prospectus.

Compensation of Directors and Officers

Under Cayman Islands law, we are not required to disclose compensation paid to our senior management on an individual basis and we have not otherwise publicly disclosed this information elsewhere.

Our executive officers, directors and management receive fixed and variable compensation. They also receive benefits in line with market practice in Brazil and the countries in which we operate. The fixed component of their compensation is set on market terms and adjusted annually.

The variable component consists primarily of awards of shares, which are awarded under our share options long-term incentive program, as discussed below. For a description of our aggregate compensation expenses and the equity incentive plans available to senior management, see “Executive Compensation.”

Employment Agreements

Prior to the closing of this offering or shortly thereafter, we intend to enter into, either directly or through our operating subsidiaries, services agreements with each of the executive officers listed in “—Executive Officers” above.

Directors’ and Officers’ Insurance

We understand that directors and officers liability insurance is crucial component of attracting and retaining our directors and officers. We currently hold a directors and officers liability policy to cover losses and damages to third parties for acts related to the exercise of duties by our directors and officers, up to a maximum guarantee limit of R$120 million. The net premium value of the policy was R$0.6 million and the policy matures on June 1, 2022.

In connection with this offering, we intend to obtain a new directors and officers liability insurance policy for acts carried out by our directors and executive officers in the course of their duties to us. This coverage may not be available to us in the future at a reasonable rate, may not cover all potential claims for indemnification and may not be adequate to indemnify our directors and officers for all liability that may be imposed.

Share Ownership

The shares and any outstanding beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in the section entitled “Principal and Selling Shareholders.”

Shareholder’s Agreement

In connection with this offering, we will enter into a shareholder’s agreement, or the “Shareholder’s Agreement,” with our founding shareholder.

Among other things, the Shareholder’s Agreement will provide our founding shareholder with the right to nominate a certain number of directors based on the aggregate voting power of the issued share capital held by our founding shareholder and his affiliates, so long as our founding shareholder and his affiliates beneficially own shares accounting for at least 5% of the voting power of our issued share capital. The Shareholder’s Agreement will provide that, subject to compliance with applicable law and NYSE rules, for so long as our founding shareholder and his affiliates beneficially own shares accounting for at least 40% of the voting power of our issued share capital, our founding shareholder shall be entitled to designate up to five nominees to our board of directors (or if the size of our board of directors is increased, a majority of the members of our board of directors); for so long as our founding shareholder and his affiliates beneficially own at least 25% of the voting power of our issued share capital, our founding shareholder shall be entitled to designate up to three nominees to our board of directors (or if the size of our board of directors is increased, one-third of the members of our board of directors); and for so long as our founding shareholder and his affiliates beneficially own at least 5% of the voting power of our issued share capital, our founding shareholder shall be entitled to designate one nominee to our board of directors (or if the size of our board of directors is increased, 10% of the members of our board of directors).

In addition, the Shareholder’s Agreement will provide that for so long as our founding shareholder and his affiliates beneficially own at least 5% of the voting power of our issued share capital, our founding shareholder will have the right to designate its pro rata share of the total number of members of the Audit and Risk Committee and the Leadership Development, Diversity and Compensation Committee of our board of directors that is equal to the proportion that the number of directors designated by our founding shareholder bears to the total number of directors on our board, except to the extent that such membership would violate applicable law or NYSE rules. The rights granted to our founding shareholder to designate directors pursuant to the Shareholder’s Agreement are additive to and not intended to limit in any way the rights that our founding shareholder or any of their affiliates may have to nominate, elect or remove our directors under our Memorandum and Articles of Association or laws of the Cayman Islands.

The Shareholder’s Agreement will also provide that for so long as our founding shareholder and his affiliates beneficially own shares accounting for at least 10% of the voting power of our issued share capital, we will agree not to take, or permit our subsidiaries to take, certain actions without the prior written approval of David Vélez Osorno, including incurring indebtedness in excess of our net equity value on a consolidated basis, entering into transactions with our officers, directors or other affiliates (excluding our founding shareholder), making material changes to the strategic direction or scope of our business, adopting a shareholders’ rights plan, paying or declaring any dividend or distribution on our shares, entering into a merger, consolidation, reorganization or other business combination or a transaction or series of transactions that would result in a change of control, any liquidation, dissolution, receivership, commencement of bankruptcy, insolvency or similar proceeding, authorizing or issuing any share capital or any security convertible, exchangeable or exercisable for any share capital (subject to specified exceptions), acquiring or disposing of assets the aggregate consideration or fair value or which exceeds 20% of our net equity value on the date of the transaction, or determining the annual compensation of any of our officers and directors (excluding our founding shareholder).

The Shareholder’s Agreement will also provide our founding shareholder with access to our books and records and financial and operating data with respect to our business, and affords our founding shareholder certain consultation rights with our senior management with respect to our business and financial results, so long as our founding shareholder and his affiliates beneficially own shares accounting for at least 5% of the voting power of our issued share capital.

Executive Compensation

Directors and Key Management Compensation

Other than the tax qualified defined contribution 401(k) plan in which certain executive officers located in the United States participate, we currently do not set aside any amounts related to pension, retirement or other similar benefits. The aggregate compensation of our directors and other key management personnel for the years ended December 31, 2020, 2019 and 2018 were US$9.0 million, US$10.5 million and US$0.4 million, respectively.

However, certain executive officers and members of our board of directors hold executive positions in companies controlled by us, and may receive a portion of their compensation directly from such controlled companies, in accordance with the activities they perform.

Compensation Objectives

Our executive compensation program is designed to achieve the following objectives:

•	Attract and retain the most talented and dedicated executive officers whose knowledge, and skillset are critical to the successful execution of our business strategy;

•	Ensure our executive officers are compensated in a manner consistent with competitive practices of other leading growth companies of a similar size and stage of development;

•	Reward our executive officers for their performance and motivate them to achieve our long-term strategic goals in a manner that is aligned with the interests of our shareholders; and

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Reinforce our leadership principles and cultural values, which promote empowering and having our customers come first, pursuing the highest performance, taking responsibility for our commitments and growing efficiently.

Compensation Composition

The total compensation package for our executive officers consists of a mix of fixed compensation and share-based compensation. We believe such a structure is well-placed for maximizing shareholder value while, at the same time, attracting, motivating and retaining high-quality executive officers.

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Fixed Compensation. Our executive officers receive a fixed base salary, which is paid based on the services provided, and intended to compensate each officer according to the scope of his or her duties.

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Share-Based Compensation. We maintain a long-term incentive plan, which provides for awards of options and RSUs. We believe it is important for the majority of our executive officers’ compensation to be delivered in the form of share-based compensation, creating greater alignment of the interests of key employees with those of shareholders and allowing us and our subsidiaries to attract and retain key employees.

Salaries and benefits provided are established in accordance with our compensation strategy. This fixed portion of compensation seeks to recognize the value of each of the executive officer positions and contribute to the retention of our management team, which provides greater stability and quality in our activities.

In addition, we believe that our share-based compensation drives further retention of key executives and ensures alignment between their interests and those of our shareholders. Share-based compensation is also defined based on market research and on the compensation strategy adopted. For more information on the ownership of our shares by our directors and officers, see “Principal and Selling Shareholders.”

In the payment of variable compensation to our executives, we consider the following: (i) individual performance; (ii) the performance of the business unit; (iii) our performance as a whole; (iv) the importance of certain performance to our long-term goals and objectives. Our management team members are evaluated based on the achievement of our goals, consisting of specific objectives and indicators, in accordance with our current strategy.

There is currently no compensation or benefits linked to the occurrence of a particular corporate transaction.

Board of Directors

In the years ended December 31, 2018 and 2019, the members of our board of directors did not receive any compensation due to the director’s service as director, either because they are representatives of investors, or because they exercise executive functions in companies controlled by us and, therefore, receive their compensation by the companies controlled by us.

Starting in the year 2020, we started engaging paid independent board members who receive compensation made up of a mix of cash and share-based compensation. We did not proportion compensation for our directors in any specific ratio between cash and equity, but note that all paid directors received compensation that was primarily weighted towards equity compensation as a means of creating greater alignment to our long-term goals and the interests of our shareholders.

In connection with this offering, we intend to adopt a director compensation policy, which will govern compensation paid to our existing non-employee directors as follows:

•	A fixed board membership annual equity retainer; and

•

Each non-employee director that serves as either the chairperson or a member of one of our board committees is expected to receive an additional amount in connection with such committee participation or chair position.

Compensation Tables

For the year ended December 31, 2020, the proportion of each element in the total compensation paid by Nu Holdings Ltd. was as follows:

Type of Compensation	Executive Officers[1]	Board of Directors[2]

Fixed compensation	—	6%

Share-based compensation	100%	94%

Total	100%	100%

1.	This disclosure only relates to one of our executive officers, who receives fixed compensation from one of our controlled companies.

2.	This disclosure only relates to one of our directors.

The maximum, minimum and average compensation paid by Nu Holdings Ltd. to members of our board of directors and our executive officers for the years ended December 31, 2020, 2019 and 2018 are presented below:

	Executive Officers			Board of Directors

	For the year ended December 31,			For the year ended December 31,

	2020	2019	2018	2020	2019	2018

	(in US$ million)			(in US$ million)

Maximum	8.3	10.0	—	0.4	—	—

Minimum	8.3	10.0	—	0.4	—	—

Average	8.3	10.0	—	0.4	—	—

The total compensation paid by our controlled subsidiaries to our board of directors and our executive officers for 2020, 2019 and 2018 are presented below:

	Executive Officers	Board of Directors

	(in US$ million)

2020	0.4	—

2019	0.4	—

2018	0.4	—

Employee Benefit and Share Plans

Bonus or Profit-Sharing Plan

We currently do not provide benefits under any bonus or profit-sharing plan.

Nu Holdings Ltd. 2020 Omnibus Incentive Plan

Our board of directors, at a meeting held on January 30, 2020, approved the Nu Holdings Ltd. Omnibus Incentive Plan, as most recently amended on August 30, 2021, which establishes the general rules and conditions for granting options and RSUs.

Purpose. The Omnibus Incentive Plan aims to increase our capacity to attract and retain employees, consultants and management, and to motivate such individuals to serve us and to expend maximum effort to improve our commercial results and earnings by providing these individuals with an opportunity to acquire and increase their equity interest in us.

Eligibility. Any of our or any of our affiliates’ employees, officers, non-employee directors or consultants is eligible to receive awards under the Omnibus Incentive Plan.

Administration. Without limitation, our board of directors will have full and final authority, subject to the other terms and conditions of the Omnibus Incentive Plan, to (1) designate participants, (2) determine the type or types of awards to be made to a participant, (3) determine the number of shares to be subject to an award, (4) establish the terms and conditions of each award (including the option price, the nature and duration of any restriction or condition (or provision for lapse thereof) relating to the vesting, exercise, transfer or forfeiture of an award, (5) prescribe the form of each award agreement and (6) amend, modify or supplement the terms and conditions of any outstanding award, including the authority to effectuate the purposes of the Omnibus Incentive Plan, to modify awards to foreign nationals or individuals who are employed outside of Brazil or the United States or to recognize differences in local law, tax policy or custom. Our board of directors delegated to our chief executive officer all of their authority under the Omnibus Incentive Plan, including, without limitation, their authority to make awards under such plan.

Authorized Shares. The total number of shares authorized for issuance under our equity incentive plans (including the Omnibus Incentive Plan and the SOP, as defined below) is 933,760,320. As of September 30, 2021, 262,865,669 were available for issuance, and there were 215,757,100 options and 59,638,539 RSUs granted and outstanding, vested and unvested, under the Omnibus Incentive Plan and the SOP.

It is intended that the maximum number of Class A ordinary shares available for issuance pursuant to equity incentive awards granted under the Omnibus Incentive Plan and the SOP, together, will not exceed 5% of our outstanding ordinary shares, on a fully diluted basis at any given time. Our board of directors may adjust the number of Class A ordinary shares available for issuance under the Omnibus Incentive Plan and the SOP from time to time at its discretion.

Awards: The Omnibus Incentive Plan provides for the grant of options and RSUs.

Options:

•

Price – The exercise price of each option is set by the board of directors (or our chief executive officer as applicable) and stated in each award agreement. The exercise price of each option for U.S. taxpayers (except with respect to substitute awards) will be at least the fair market value of the shares on the grant date. For non-U.S. taxpayers the exercise price will be determined by the board in its sole discretion. In no event will the exercise price of an option be less than the par value of a share.

•	Term – The options expire after a maximum period of ten (10) years from the grant date, or on the date established in the respective award agreement.

•	Vesting – Each option will become exercisable as the board of directors (or our chief executive officer as applicable) determines and as set forth in the applicable award agreement.

•

Exercise Method – The options are exercised by their holders through delivery of an exercise notice to us establishing the number of options with respect to which the option is being exercised, accompanied by full payment of the option price.

•

Rights of Holders of the Options – Except as otherwise stated in an award agreement, option holders will not have any shareholder rights (e.g., the right to receive cash payments, dividends or distributions attributable to the shares underlying the option or voting rights to shares underlying the option) until the options have been exercised and the respective shares delivered.

RSUs:

•

Restrictions – At the time of grant, our board of directors (or our chief executive officer as applicable) may establish a period of restriction or any other additional restrictions, including the satisfaction of performance goals applicable to RSUs. RSUs cannot and may not be sold, transferred, assigned, pledged or otherwise encumbered or disposed of during the restricted period or before the satisfaction of any other applicable restrictions.

•	Settlement of RSUs – The RSUs may be settled in cash or shares, as determined and specified in the award agreement.

•

Voting Rights and Dividends – Unless otherwise specified in the award agreement, the holders of RSUs do not have rights as shareholders, including any voting rights or rights to dividends or dividend equivalents, until the RSUs have been settled and the respective shares delivered.

•	Creditor’s Rights – Holders of RSUs will have no other rights beyond those of a general creditor of ours or our affiliates.

•	Delivery of Shares – Shares will be delivered to holders of RSUs after the end of the restricted period and after any other terms and conditions set forth in the award agreement have been satisfied.

Termination of Service. In the event of a termination of service, any RSUs that are not vested are automatically cancelled, without payment of consideration and any unvested options will be automatically forfeited.

Change in Control. In the event of a change in control, the awards shall be treated in accordance with the transaction agreement and, if not specified, the board of directors has the discretion to continue, assume, substitute, cancel, suspend exercise (in order to allow the transaction to close) or accelerate, in whole or in part, the awards.

Term. The Omnibus Incentive Plan shall be in full force and effect for a period of ten (10) years and shall automatically terminate thereafter.

Adjustments. If (1) the number of outstanding shares is increased or decreased or the shares are changed into or exchanged for a different number or kind of our shares or other securities on account of any recapitalization, reclassification, share split, reverse split, combination of shares, exchange of shares, share dividend or other distribution payable in Class A ordinary shares or other increase or decrease in such shares effected without receipt of consideration by us or (2) there occurs any spin-off, split-up, extraordinary cash dividend or other distribution of assets by us, (i) the number and kinds of shares for which grants of awards may be made, (ii) the number and kinds of shares for which outstanding awards may be exercised or settled and (iii) the performance goals relating to outstanding awards will be equitably adjusted by us; provided that any such adjustment will comply with Section 409A of the Internal Revenue Code. In addition, in the event of any such increase or decrease in the number of outstanding shares or other transaction described in clause (2) above, the number and kind of shares for which awards are outstanding and the option price per share of outstanding options will be equitably adjusted.

Company Rights. Shares acquired through the exercise of options are subject to a right of first refusal for our benefit, repurchase rights for our benefit, a tag-along right and a drag-along right. However, these rights will cease immediately before the initial public offering of the Company.

Amendment; Termination. The board of directors may, at any time and from time to time, amend, suspend or terminate the Omnibus Incentive Plan as to any awards that have not been made. An amendment to the Omnibus Incentive Plan will be contingent on shareholder approval to the extent stated by the board of directors, required by applicable law or required by applicable securities exchange listing requirements. No amendment, suspension or termination of the Omnibus Incentive Plan may materially impair the rights or obligations of a participant without the participant’s consent. The repricing of awards is expressly prohibited without shareholder approval.

Nu Holdings Ltd. Share Option Plan, or “SOP”

Our SOP was originally adopted by our board of directors and shareholders in October 2016 and was most recently amended on August 30, 2021.

Purpose. The purpose of the SOP is to encourage the our key executives, professionals and other persons or legal entities performing bona fide services for us or any of our direct or indirect subsidiaries to invest in us, to promote their commitment to our results and the expansion of its business in the long term, by providing such individuals with the opportunity to acquire our shares.

Administration. The SOP is administered by our board of directors, provided that our chief executive officer has authority to manage grants constituting one percent (1%) or less of our then outstanding share capital. Our board of directors (or our chief executive officer, as applicable) will have full authority to take all necessary and adequate measures for the administration of the SOP.

Authorized Shares. There are 933,760,320 shares authorized for issuance under our equity incentive plans (including the Omnibus Incentive Plan and the SOP). While there are awards outstanding under the SOP, we do not intend to make future awards under the SOP. Any outstanding awards under the SOP that expire or are cancelled shall again be available for issuance under the Omnibus Incentive Plan.

Eligibility: Our key executives, professionals and other persons or legal entities performing bona fide services for us or any of our direct or indirect subsidiaries are eligible to receive awards under the SOP.

Awards. The SOP provides for the grant of options.

Options. Options allow the participant to subscribe for a certain number of our shares. Unless otherwise set forth in an award agreement, the options will have a vesting period of five (5) years with (i) 20% of the award vesting after the first anniversary of the grant date and (ii) the remaining 80% vesting in equal monthly installments over forty-eight (48) months. Options may be exercised within ten (10) years after grant. The price per share shall be the price determined by the board of directors.

Lock-Up. In connection with any underwritten public offering of our shares, a participant may not directly or indirectly, sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any awards for a maximum of 180 days following the offering without consent of the underwriter. This restriction shall terminate two years after our initial public offering.

Change in Control. In the event of a change in control, the awards shall be treated in accordance with the transaction agreement and, if not specified, the board of directors has the discretion to continue, assume, substitute, cancel, suspend exercise (in order to allow the transaction to close) or accelerate, in whole or in part, the awards.

Termination of Employment. If the participant is terminated, such participant has 180 days to exercise his or her options. If the participant is terminated due to death or disability, he or she has six (6) months and twelve (12) months to exercise the participant’s options, respectively.

Amendment. Any amendment to the SOP is subject to the approval of our board of directors, who may amend the SOP Plan at any time and for any reason.

Term. The SOP shall be in force and effect for a period of twenty (20) years.

Company Rights. The options will be subject to a right of first refusal for our benefit, a tag-along right and a drag-along right. However, these rights will cease immediately before the initial public offering of the Company.

Contingent Share Awards

2020 Contingent Share Awards

On July 5, 2021, our board of directors approved the issuance to Rua California Ltd., an entity holding more than 10% of our share capital and that is controlled by David Vélez Osorno, our founder and chief executive officer, of the following, under the previously granted 2020 contingent share awards, or the “2020 Contingent Share Awards”: (i) upon the closing of a primary issuance, secondary sale or liquidation event in which the aggregate value of the consideration to be paid is at least US$100,000,000 and at least one participant is neither us nor an affiliate of Rua California Ltd. or Mr. Vélez, or an “Award Applicable Transaction,” involving a pre-money valuation of us of equal to or greater than US$20,000,000,000 but less than US$30,000,000,000, or the “2020 Award First Milestone,” a number of Class A ordinary shares equal to 0.5% of the total number of ordinary shares in issue (on an as-converted, fully diluted basis) calculated immediately after the closing of such Award Applicable Transaction and the issuance of such shares to Rua California Ltd., and (ii) upon the closing of an Award Applicable Transaction involving a pre-money valuation of us of equal to or greater than US$30,000,000,000, or the “2020 Award Second Milestone,” a number of Class A ordinary shares such that the total number of Class A ordinary shares issued pursuant to clauses (i) and (ii) would equal 1% of the total number of ordinary shares in issue (on an as-converted, fully diluted basis) calculated immediately after the closing of such Award Applicable Transaction and the issuance of such shares to Rua California Ltd., provided that, for each of the 2020 Award First Milestone and the 2020 Award Second Milestone, Mr. Vélez must remain a director, officer, employee or consultant of ours through the achievement of the applicable milestone. The 2020 Award First Milestone was achieved upon the closing of our Series G preferred financing round, and the 2020 Award Second Milestone was achieved upon the closing of our Series G-1 preferred financing round. Accordingly, we issued 45,580,962 Class A ordinary shares on July 5, 2021 (after giving effect to the Share Split), as a result of the achievement of the 2020 Award First Milestone and the 2020 Award Second Milestone under the 2020 Contingent Share Awards.

2021 Contingent Share Awards

The 2021 Contingent Share Awards (as detailed and defined below) serve to align Mr. Vélez’s interests with those of our shareholders by creating a strong and visible link between Mr. Vélez’s incentives and our long-term performance and impact. The 2021 Contingent Share Awards agreement establishes challenging long-term milestones for Nu, and establishes that Mr. Vélez will receive no variable compensation or cash or equity bonus if these milestones are not achieved.

The 2021 Contingent Share Awards account for nearly 100% of Mr. Vélez’s total compensation in the form of performance-based, long-term equity incentive awards. Our board of directors and our Leadership Development, Diversity and Compensation Committee engaged with a compensation consultant to understand the best market practices in determining the structure of Mr. Vélez’s equity incentive awards in a manner that supports our overall strategy and company goals.

In determining the awards, our board of directors took into consideration Mr. Vélez’s unparalleled leadership since the inception of Nu, his past and expected future contributions to us and our board of directors’ desire to provide meaningful incentives to achieve our ambitious company goals. Having these ambitious goals in place is crucial to continuing to retain Mr. Vélez to lead Nu over the coming years, and will help us focus on continuing to build revolutionary products that improve the lives of millions of customers.

On                     , 2021, we granted to Rua California Ltd., an entity holding more than 10% of our share capital and that is controlled by Mr. Vélez, the right under the 2021 contingent share awards, or the “2021 Contingent Share Awards,” and together with the 2020 Contingent Share Awards, the “Contingent Share Awards” to be issued (i) upon the earlier of (x) the closing of an Award Applicable Transaction that occurs before an initial public offering of our Class A ordinary shares and involves a pre-money valuation of us of equal to or greater than US$18.69 per share but less than US$35.30 per share, or (y) following an initial public offering of our Class A ordinary shares, the first instance in which the volume-weighted average price per Class A ordinary share is equal to or greater than US$18.69 per share but less than US$35.30 per share for a period of 60 consecutive trading days on the principal stock exchange on which our Class A ordinary shares are listed or quoted, or the “2021 Award First Milestone,” a number of Class A ordinary shares equal to 1% of the total number of ordinary shares in issue (on an as-converted, fully diluted basis) calculated immediately after the occurrence of the 2021 Award First Milestone and the issuance of such shares to Rua California Ltd., and (ii) upon the earlier of (x) the closing of an Award Applicable Transaction that occurs before an initial public offering of our Class A ordinary shares and involves a pre-money valuation of us of equal to or greater than US$35.30 per share, or (y) following an initial public offering of our Class A ordinary shares, the first instance in which the volume-weighted average price per Class A ordinary share is equal to or greater than US$35.30 per share for a period of 60 consecutive trading days on the principal stock exchange on which our Class A ordinary shares are listed or quoted, the “2021 Award Second Milestone,” a number of Class A ordinary shares equal to 1% of the total number of ordinary shares in issue (on an as-converted, fully diluted basis) calculated immediately after the occurrence of the 2021 Award Second Milestone and the issuance of such shares to Rua California Ltd., provided that, for each of the 2021 Award First Milestone and the 2021 Award Second Milestone, Mr. Vélez must (x) remain a director, officer, employee or consultant of ours or one of our affiliates (A) through the achievement of the applicable milestone and (B) for at least five years following the date of the grant thereunder, and (y) Rua California Ltd. must remain owned and controlled by Mr. Vélez (provided that (1) the conditions in clause (x) will not apply if Mr. Vélez’s relationship is terminated by us without cause or by Mr. Vélez for good reason (as such terms are defined in the 2021 Contingent Share Award) prior to such applicable milestone or such date, as applicable, (2) the condition in clause (x)(B) will be waived upon Mr. Vélez’s death or disability with respect to any milestone that was achieved prior to his death or disability, and (3) the condition in clause (y) will be waived upon Mr. Vélez’s death). Prior to this offering, neither the 2021 Award First Milestone nor the 2021 Award Second Milestone has been achieved.

Mr. Vélez has committed to donate all shares resulting from the 2021 Contingent Share Awards to his family’s philanthropic platform that he and his wife have established to help improve the opportunities for Latin America’s most vulnerable and disadvantaged children and young adults. In August 2021, Mr. Vélez and his wife signed The Giving Pledge, a program created by Bill and Melinda Gates and Warren Buffet, and entered into a public giving commitment pledging to donate the majority of their wealth to this same platform.

We will determine the fair value of the 2021 Contingent Share Awards using a Monte Carlo simulation model, which uses multiple input variables to determine the probability of satisfying the market conditions requirements. The fair value of the 2021 Contingent Share Awards is not subject to change based on future market conditions and will be recognized as share-based compensation expenses over the period between the grant date and the greater of (i) the requisite service period (5 years) or (ii) when the market condition requirements are expected to be satisfied, or the “recognition period.” The recognition period is not expected to be subsequently revised, and the related expenses will be recorded irrespective of whether the applicable market conditions are satisfied.

The expenses to be recognized as a result of the 2021 Contingent Share Awards are expected to increase our share-based compensation expenses in the future. We estimate that the share-based compensation expense associated with the awards will be approximately US$400-500 million, which will be recognized throughout the recognition period of seven to eight years.

Certain Relationships and Related Party Transactions

Equity Financings

Series G-1 Preferred Share Financing

On June 11, 2021, we sold an aggregate of 60,016,854 Series G-1 preferred shares (giving effect to the Share Split) at a purchase price of US$6.6648 per share, for an aggregate purchase price of US$400,000,008.54. The following table summarizes purchases of our Series G-1 preferred shares by related persons:

Shareholder	Shares of Series G-1 Preferred Shares[5]	Total Purchase Price

Sands Point Consulting LLC[1]	40,014	US$	266,685.10

Luis Alberto Moreno Mejía[2]	40,008	US$	266,645.11

Post House Capital LLC[3]	200,058	US$	1,333,345.50

Alejandro Moreno Mejía[4]	40,008	US$	266,645.11

1.	Sands Point Consulting, LLC is controlled by Anita Sands, a member of our board of directors.

2.	Luis Alberto Moreno Mejía is a member of our board of directors.

3.	Post House Capital LLC is controlled by Jacqueline Dawn Reses, a member of our board of directors.

4.	Alejandro Moreno Mejía is a family member of Luis Alberto Moreno Mejía, a member of our board of directors.

5.	Reflects the Share Split.

Series G Preferred Share Financing

On January 27, 2021, we sold an aggregate of 70,552,224 Series G preferred shares at a purchase price of US$5.6696 per share, for an aggregate purchase price of US$399,999,973. 6,134,976 of our Series G preferred shares were purchased by SCGE Fund, LP, a related person, for a total purchase price of US$34,782,859.93.

Series F Preferred Share Financing

On July 31, 2019, we sold an aggregate of 161,240,100 shares of our Series F preferred shares (giving effect to the Share Split and the 25-for-1 forward share split that occurred on December 30, 2019) at a purchase price of US$2.4808 per share, for an aggregate purchase price of US$400,001,107.79. The following table summarizes purchases of our Series F preferred shares by related persons:

Shareholder	Shares of Series F Preferred Shares[1]	Total Purchase Price

SC USV XIV DE Investments, L.L.C.	402,900	US$	999,505.99

SC USG VI DE Investments, LLC	1,209,300	US$	3,000,006.45

DST-NB Investments VI Limited	12,093,000	US$	30,000,064.48

1.	Reflects the Share Split and the 25-for-1 forward share split that occurred on December 30, 2019.

Series E Preferred Share Financing

On February 15, 2018, we sold an aggregate of 258,704,250 shares of our Series E preferred shares (giving effect to the Share Split and the 25-for-1 forward share split that occurred on December 30, 2019) at a purchase price of US$0.5839 per share, for an aggregate purchase price of US$151,065,517.64. The following table summarizes purchases of our Series E preferred shares by related persons:

Shareholder	Shares of Series E Preferred Shares[1]	Total Purchase Price

DST-NB Investments Limited	77,876,550	US$	45,474,557.68

DST-NB Investments XVIII, L.P.	32,386,350	US$	18,911,404.54

DST Co-Invest-NB Investment Limited	16,658,400	US$	9,727,361.72

1.	Reflects the Share Split and the 25-for-1 forward share split that occurred on December 30, 2019.

Marketing Agreement with Rodamoinho Produtora de Eventos Ltda.

Rodamoinho Produtora de Eventos Ltda., or “Rodamoinho,” is controlled by one of our directors, Larissa de Macedo Machado (Anitta). On June 30, 2021, we entered into a marketing agreement with Rodamoinho for a term of five years, pursuant to which we agreed to pay a total of R$35,950,617 in exchange for Rodamoinho providing us certain marketing and publicity services. We will satisfy a portion of this payment by the issuance of RSUs.

Investors’ Rights Agreement

We are party to an eighth amended and restated investors’ rights agreement, dated as of June 11, 2021, or the “IRA,” which provides, among other things, that certain holders of our share capital have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. In connection with this offering, we intend to amend and restate the IRA, which, as amended, we refer to as our Registration Rights Agreement, or the “RRA.” The RRA will include substantially identical rights with respect to registration as are currently contained in the IRA. We and the holders of our management shares, preferred shares and ordinary shares who are parties to our IRA will be parties to the RRA. See “Description of Share Capital—Registration Rights” for additional information regarding these registration rights.

Right of First Refusal

Pursuant to certain of our equity compensation plans and an eight amended and restated shareholders agreement, dated as of June 11, 2021, we and certain holders of our share capital have a right of first refusal to purchase our shares which certain shareholders propose to sell to other parties. This right will terminate upon completion of this offering.

Contingent Share Awards

See “Executive Compensation—Contingent Share Awards” for more information.

Relationship with NuInvest

NuInvest is one of our affiliates, and will be acting as a Brazilian underwriter in the concurrent public offering of BDRs in Brazil, for which it will receive fees under the Brazilian underwriting agreement. NuInvest is not a broker-dealer registered with the SEC, and therefore may not make sales of any Class A ordinary shares in the United States or to U.S. persons, except in compliance with applicable U.S. laws and regulations. NuInvest will not act as a broker in Brazil and will not engage in any selling efforts in Brazil nor receive orders in connection with the offering of Class A ordinary shares except for the sale of BDRs in Brazil as mentioned above. See “Underwriting” for more information.

Limitation of Liability and Indemnification of Officers and Directors

Our Memorandum and Articles of Association, which will become effective immediately prior to the completion of this offering, contains provisions that limit the liability of our directors, agents and officers for monetary damages for any liability incurred by them as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur (i) arising from their own fraud, willful default or dishonesty, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or (iii) for any transaction from which such person derived any improper benefit.

Any repeal or modification of the foregoing provisions of our Memorandum and Articles of Association by our shareholders will not adversely affect any right or protection of any of our directors, agents or officers existing at the time of, or increase the liability of any such director, agent or officer with respect to any acts or omissions of such director, agent or officer occurring prior to, such repeal or modification.

In addition, our Memorandum and Articles of Association, which will become effective immediately prior to the completion of this offering, contains provisions that indemnify each of our directors, agents or officers out of our assets against any liability incurred by them as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur (i) arising from their own fraud, willful default or dishonesty, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or (iii) for any transaction from which such person derived any improper benefit.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our Memorandum and Articles of Association and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other shareholders. Further, a shareholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

In connection with this offering, we intend to obtain insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement will provide for indemnification by the international underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Related Party Transactions Policy

In connection with this offering, we have entered into a related party transaction policy, which requires certain related party transactions to be approved by our board of directors or a designated committee thereof, including our audit and risk committee.

Principal and Selling Shareholders

The following table and accompanying footnotes present information relating to the beneficial ownership of our Class A ordinary shares and Class B ordinary shares as of September 30, 2021 by:

•	each person, or affiliated persons, known by us to own beneficially 5% or more of each class of our outstanding voting shares;

•	each of our directors and executive officers, individually; and

•	the selling shareholders, which consist of the entities or persons shown as having shares listed in the column “Class A Ordinary Shares to be Sold in the Offering.”

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire on or before November 29, 2021, which is 60 days after September 30, 2021, through the exercise of any option, warrant or other right. These shares are deemed to be outstanding and beneficially owned by the person holding those options, warrants or rights for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. In addition, we have included shares subject to RSUs for which the service-based vesting condition has been satisfied or would be satisfied within 60 days of September 30, 2021 in the calculation of shares to be beneficially owned by the person holding the RSUs for the purpose of computing the percentage ownership of that person. Except as otherwise indicated, and subject to applicable community property laws, we believe that each shareholder identified in the table below possesses sole voting and investment power over all the Class A ordinary shares or Class B ordinary shares shown as beneficially owned by the shareholder in the table.

The percentages of beneficial ownership in the table below are calculated on the basis of the following numbers of shares outstanding (after giving effect to the Share Capital Conversion and assuming exercise in full of the underwriters’ over-allotment option):

•

prior to the completion of the global offering: 3,161,071,680 Class A ordinary shares and 1,150,245,114 Class B ordinary shares outstanding as of September 30, 2021, after giving effect to (i) the issuance of 830,490 Class A ordinary shares (equivalent to US$5.5 million) at the closing of our acquisition of Spin Pay in October 2021, (ii) the issuance of 62,212,401 Class A ordinary shares pursuant to the exercise of stock options, for a total exercise price of US$3.2 million, between October 1, 2021 and October 26, 2021 and (iii) the issuance of 3,619,523 Class A ordinary shares subject to RSUs, net of withheld shares to settle the employee’s tax obligations in the amount of US$5.1 million, vested between October 1, 2021 and October 26, 2021; and

•

immediately following the sale of Class A ordinary shares in the global offering, including in the form of BDRs and under the Customer Program: 3,450,222,235 Class A ordinary shares and 1,150,245,114 Class B ordinary shares, which assumes the sale and issuance by us of 289,150,555 Class A ordinary shares in the global offering, including in the form of BDRs, comprised of 285,714,286 Class A ordinary shares to be sold by us in the primary offering and 3,436,269 Class A ordinary shares underlying BDRs reserved for issuance under the Customer Program from which no incremental net proceeds will be received, based upon the assumed initial public offering price of US$10.50 per share or R$9.82 per BDR (the midpoint of the range set forth on the cover page of this prospectus).

The table below does not reflect any purchases of our Class A ordinary shares in this offering, including in the form of BDRs, by the shareholders set forth below.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Nu Holdings Ltd., Floor 4, Willow House, Cricket Square, Grand Cayman, KY1-9010, Cayman Islands.

	Shares Beneficially Owned Prior to the Global Offering				% of Total Voting Power Before this Offering[1]	Class A Ordinary Shares to be Sold in the Offering	Shares Beneficially Owned After the Global Offering				% of Total Voting Power After this Offering[1]
	Class A Ordinary Shares		Class B Ordinary Shares				Class A Ordinary Shares		Class B Ordinary Shares
Shareholders	Number	%	Number	%			Number	%	Number	%

NAMED EXECUTIVE OFFICERS AND DIRECTORS:

David Vélez Osorno[2]	—	—	992,000,922	86.2%	75.8%	—	—	—	992,000,922	86.2%	75.0%

Douglas Mauro Leone[3]	—	—	—	—	—	—	—	—	—	—	—

Anita Sands	(*)	(*)	—	—	—	—	—	—	—	—	—

Daniel Krepel Goldberg	(*)	(*)	(*)	(*)	—	—	(*)	(*)	—	—	(*)

Luis Alberto Moreno Mejía	(*)	(*)	—	—	—	—	—	—	—	—	—

Jacqueline Dawn Reses	(*)	(*)	—	—	—	—	(*)	(*)	—	—	(*)

Larissa de Macedo Machado (Anitta)	(*)	(*)	—	—	—	—	(*)	(*)	—	—	(*)

Rogério Paulo Calderón Peres	—	—	—	—	—	—	—	—	—	—	—

Muhtar Kent	—	—	—	—	—	—	—	—	—	—	—

Cristina Helena Zingaretti Junqueira[4]	4,492,107	0.1%	122,491,644	10.7%	9.4%	—	4,492,107	0.1%	122,491,644	10.7%	9.3%

Guilherme Marques do Lago	(*)	(*)	—	—	—	—	(*)	(*)	—	—	(*)

Youssef Lahrech	(*)	(*)	—	—	—	—	(*)	(*)	—	—	(*)

Jagpreet Singh Duggal	(*)	(*)	—	—	—	—	(*)	(*)	—	—	(*)

Henrique Camossa Saldanha Fragelli	(*)	(*)	—	—	—	—	(*)	(*)	—	—	(*)

Renee Grace Mauldin Atwood	(*)	(*)	—	—	—	—	(*)	(*)	—	—	(*)

Matt Swann	—	—	—	—	—	—	—	—	—	—	—

Vitor Guarino Olivier	(*)	(*)	—	—	—	—	(*)	(*)	—	—	(*)

5% SHAREHOLDERS:

Rua California Ltd.[2]	—	—	992,000,922	86.2%	75.8%	—	—	—	992,000,922	86.2%	75.0%

Entities affiliated with Sequoia Capital[5]	790,950,378	25.0%	—	—	3.0%	—	790,950,378	22.9%	—	—	3.0%

Entities affiliated with DST[6]	415,339,300	13.1%	—	—	1.6%	—	415,384,896	12.0%	—	—	1.6%

Entities affiliated with Tencent[7]	281,732,604	8.9%	—	—	0.2%	—	42,410,178	1.2%	—	—	0.2%

Tiger Global Private Investment Partners IX. L.P.[8]	250,351,476	7.9%	—	—	0.7%	—	193,094,112	5.6%	—	—	0.7%

SELLING SHAREHOLDERS:

Selling Shareholder(s)[9]						43,372,583

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our ordinary shares.

1.

Percentage of total voting power represents voting power with respect to all of our Class A ordinary shares and Class B ordinary shares, as a single class. Holders of our Class B ordinary shares are entitled to 20 votes per share, whereas holders of our Class A ordinary shares are entitled to one vote per share. For more information about the voting rights of our Class A ordinary shares and Class B ordinary shares, see “Description of Share Capital.”

2.	Consists of shares held of record by Rua California Ltd. David Vélez Osorno may be deemed to have voting and dispositive power over the shares held by Rua California Ltd.

3.

Excludes the shares listed in footnote 5 below held of record by entities affiliated with Sequoia Capital. Mr. Leone disclaims beneficial ownership of the shares held by the SCGF VI Funds and the SC USV XIV Funds in footnote 5 below. The address for Mr. Leone is 2800 Sand Hill Road, Suite 101, Menlo Park, California 94025.

4.

Consists of (i) 4,297,116 Class A ordinary shares, (ii) 2,301,444 Class B ordinary shares, (iii) 194,991 Class A ordinary shares subject to options exercisable and RSUs vesting within 60 days, and (iv) 120,190,200 Class B ordinary shares held of record by CHJZ Investments Ltd. Cristina Helena Zingaretti Junqueira may be deemed to have voting and dispositive power over the shares held by CHJZ Investments Ltd.

5.

Consists of (i) 140,061,192 Class A ordinary shares held of record by SC USV VI DE Investments, L.L.C., or “USV VI”; (ii) 415,384,896 Class A ordinary shares held of record by SC USG XIV DE Investments, L.L.C., or “USV XIV;” (iii) 42,410,178 Class A ordinary shares held of record by SCGE Fund, L.P.; and (iv) 193,094,112 Class A ordinary shares held of record by Sequoia Grove II, LLC. SC US (TTGP), Ltd. is (i) the general partner of SC U.S. Growth VI Management, L.P., which is the general partner of each of Sequoia Capital U.S. Growth Fund VI, L.P. and Sequoia Capital U.S. Growth VI Principals Fund, L.P., collectively, the “SCGF VI Funds,” which together own 100% of the membership interests in USV VI; and (ii) the general partner of SC U.S. Venture XIV Management, L.P., which is the general partner of each of Sequoia Capital U.S. Venture Fund XIV, L.P., Sequoia Capital U.S. Venture Partners Fund XIV, L.P. and Sequoia Capital U.S. Venture Partners Fund XIV (Q), L.P., collectively, the “SC USV XIV Funds,” which together own 100% of the outstanding ordinary shares of Sequoia Capital USV XIV Holdco, Ltd., which is the sole member of USV XIV. As a result, SC US (TTGP), Ltd. may be deemed to share voting and dispositive power with respect to the shares held by USV VI and USV XIV. The directors and stockholders of SC US (TTGP), Ltd. who exercise voting and investment discretion with respect to the SCGF VI Funds and the SC USV XIV Funds include Douglas Mauro Leone, one of our directors. Mr. Leone disclaims beneficial ownership of the shares held by the SCGF VI Funds and the SC USV XIV Funds. The address for each of the Sequoia Capital entities identified in this footnote is 2800 Sand Hill Road, Suite 101, Menlo Park, California 94025.

6.

Consists of (i) 329,494,500 Class A ordinary shares held of record by DST-NB Investments Limited., or “DST-NB;” (ii) 34,958,700 Class A ordinary shares held of record by DST Investments XVIII, L.P., or “DST XVIII;” (iii) 33,104,550 Class A ordinary shares held of record by DST-NB Investment VI Limited or “DST VI;” and (iv) 17,781,550 Class A ordinary shares held of record by DST Co-Invest-NB Investment Limited, or “DST Co-Invest,” and collectively with DST- NB, DST XVIII and DST VI, the “DST Global Limited Partnerships.” The DST Global Limited Partnerships are each controlled by their respective general partner, DST Managers V Limited or DST Managers VI Limited, or collectively, the “DST Global General Partners.” The DST Global General Partners, as applicable, hold ultimate voting and investment power over the shares held by the DST Global Limited Partnerships. Despoina Zinonos is the President of each of the DST Global General Partners. The address for each of the DST Global Limited Partnerships is c/o Trident Trust Company (Cayman) Limited, One Capital Place, PO Box 847, Grand Cayman, KY1-1103, Cayman Islands.

7.

Consists of (i) 272,913,684 Class A ordinary shares held of record by Tencent Cloud Europe B.V., or “Tencent Cloud”; and (ii) 8,818,920 Class A ordinary shares held of record by Silver Alternative Holding Limited., or “Silver.” Both Tencent Cloud and Silver are beneficially owned and controlled by Tencent Holdings Limited. The registered address for Tencent Cloud is Gustav Mahlerplein 2, 1082MA Amsterdam, the Netherlands and the registered address for Silver is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

8.

Consists of 250,351,476 Class A ordinary shares held of record by Tiger Global Private Investment Partners XI, L.P. and an affiliate of Tiger Global Management, LLC. Each of Tiger Global Private Investment Partners XI, L.P. and such affiliate of Tiger Global Management, LLC is controlled by Chase Coleman and Scott Shleifer. The business address for each person and entity named in this footnote is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, New York 10019.

9.	Selling Shareholder(s) to be identified in an amendment to the registration statement of which this prospectus forms a part.

The holders of our Class A ordinary shares and Class B ordinary shares have identical rights, except that (1) holders of Class B ordinary shares are entitled to 20 votes per share, whereas holders of our Class A ordinary shares are entitled to one vote per share; (2) holders of Class B ordinary shares have certain conversion rights; (3) holders of Class B ordinary shares are entitled to preemptive rights in the event that there is an increase in our share capital or additional ordinary shares are issued in order to maintain their proportional ownership interest; and (4) holders of Class B ordinary shares have certain consent rights. For more information see “Description of Share Capital.”

Description of Share Capital

General

The following description summarizes certain important terms of our share capital, as they are expected to be in effect immediately prior to the completion of this offering. We expect to adopt our Memorandum and Articles of Association, the Shareholder’s Agreement and the RRA prior to the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of the matters set forth in this section titled “Description of Share Capital,” you should refer to our Memorandum and Articles of Association, the Shareholder’s Agreement and the RRA, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Cayman Islands law.

The following is a summary of the material provisions of our authorized share capital and our Memorandum and Articles of Association.

Share Capital

Our Memorandum and Articles of Association authorize two classes of ordinary shares: Class A ordinary shares, which are entitled to one vote per share, and Class B ordinary shares, which are entitled to 20 votes per share and to maintain a proportional ownership interest in the event that additional Class A ordinary shares are issued. Any holder of Class B ordinary shares may convert his or her shares at any time into Class A ordinary shares on a share-for-share basis. The rights of the two classes of ordinary shares are otherwise identical, except as described below. See “—Anti-Takeover Provisions in our Memorandum and Articles of Association—Two Classes of Ordinary Shares.”

Immediately following the completion of this offering, our authorized share capital will be US$324,022.94, consisting of 48,603,441,210 shares of par value US$0.000006666666667 each.

Immediately after the global offering, we will have 3,450,222,235 Class A ordinary shares (including Class A ordinary shares underlying the BDRs), and 1,150,245,114 Class B ordinary shares issued and outstanding. The remaining authorized but unissued shares are presently undesignated and may be issued by our board of directors as ordinary shares of any class or as shares with preferred, deferred or other special rights or restrictions.

Treasury Shares

At the date of this prospectus, we have no shares in treasury.

Issuance of Shares

Except as expressly provided in our Memorandum and Articles of Association, our board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in the company’s capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Act.

Our Memorandum and Articles of Association provides that at any time that there are Class A ordinary shares in issue, additional Class B ordinary shares may only be issued pursuant to (1) a share split, subdivision of shares or similar transaction or where a dividend or other distribution is paid by the issue of shares or rights to acquire shares or following capitalization of profits; (2) a merger, consolidation, or other business combination involving the issuance of Class B ordinary shares as full or partial consideration; or (3) an issuance of Class A ordinary shares, whereby holders of the Class B ordinary shares are entitled to purchase a number of Class B ordinary shares that would allow them to maintain their proportional ownership interest in the company (following an offer by us to each holder of Class B ordinary shares to issue to such holder, upon the same economic terms, such number of Class B ordinary shares as would allow such holder to maintain its proportional ownership interest in the company pursuant to our

Memorandum and Articles of Association). In light of: (a) the above provisions; and (b) the 20-to-1 voting ratio between our Class B ordinary shares and Class A ordinary shares, holders of our Class B ordinary shares will in many situations continue to maintain control of all matters requiring shareholder approval. This concentration of ownership and voting power will limit or preclude your ability to influence corporate matters for the foreseeable future. For more information see “—Ordinary Shares—Preemptive or Similar Rights.”

Ordinary Shares

Dividend Rights

Subject to preferences that may apply to any preferred shares outstanding at the time, the holders of our ordinary shares are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts legally available therefor that our board of directors may determine. See “Dividend and Dividend Policy” for additional information.

Voting Rights

The holder of a Class B ordinary share is entitled, in respect of such share, to 20 votes per share, whereas the holder of a Class A ordinary share is entitled, in respect of such share, to one vote per share. The holders of Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders, except as provided below and as otherwise required by law.

Our Memorandum and Articles of Association provide as follows regarding the respective rights of holders of Class A ordinary shares and Class B ordinary shares:

(1)

class consents from the holders of Class A ordinary shares and Class B ordinary shares, as applicable, shall be required for any variation to the rights attached to their respective class of shares, however, the directors may treat the two classes of shares as forming one class if they consider that both such classes would be affected in the same way by the proposal;

(2)	the rights conferred on holders of Class A ordinary shares shall not be deemed to be varied by the creation or issue of further Class B ordinary shares and vice versa; and

(3)

the rights attaching to the Class A ordinary shares and the Class B ordinary shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights, including, without limitation, shares with enhanced or weighted voting rights.

As set forth in our Memorandum and Articles of Association, the holders of Class A ordinary shares and Class B ordinary shares, respectively, do not have the right to vote separately if the number of authorized shares of such class is increased or decreased. Rather, the number of authorized Class A ordinary shares and Class B ordinary shares may be increased or decreased (but not below the number of shares of such class then outstanding) by both classes voting together by way of an “ordinary resolution,” which is defined in the our Memorandum and Articles of Association as being a resolution (1) of a duly constituted general meeting passed by a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote present in person or by proxy and voting at the meeting; or (2) approved in writing by all of the shareholders entitled to vote at a general meeting in one or more instruments each signed by one or more of the shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.

We have not provided for cumulative voting for the election of directors in our Memorandum and Articles of Association.

Conversion Rights

Each outstanding Class B ordinary share is convertible at any time at the option of the holder into one Class A ordinary share, and each Class B ordinary share will convert automatically into one Class A ordinary share at the election of the holder(s) of a majority of the Class B ordinary shares. In addition, each Class B ordinary share will convert automatically into one Class A ordinary share upon any transfer, whether or not for value, except for certain transfers described in our Memorandum and Articles of Association, including transfers to affiliates of a holder, one or more trustees of a trust established for the benefit of a holder or their affiliates, partnerships, corporations and other entities owned or controlled by a holder or their affiliates, and an organization that is exempt from taxation under Section 501(3)(c) of the Code or to an organization that is exempt from taxation in Brazil under Sections 184, 377 or 378 of the 2018 Internal Tax Regulations and that is controlled, directly or indirectly through one or more intermediaries, by a holder. Furthermore, each Class B ordinary share will convert automatically into one Class A ordinary share and no Class B ordinary shares will be issued thereafter if, on the record date for any shareholders meeting, the aggregate voting power of Class B ordinary shares then outstanding is less than 10% of the aggregate voting power of Class A ordinary shares and Class B ordinary shares outstanding.

Preemptive or Similar Rights

Our Class A ordinary shares are not entitled to preemptive rights, and are not subject to conversion, redemption or sinking fund provisions.

The Class B ordinary shares are entitled to maintain a proportional ownership interest in the event that additional Class A ordinary shares are issued. As such, except for certain exceptions, including the issuance of Class A ordinary shares in furtherance of this offering, if we issue Class A ordinary shares, we must first make an offer to each holder of Class B ordinary shares to issue to such holder on the same economic terms such number of Class B ordinary shares as would allow such holder to maintain its proportional ownership interest in the company. This right to maintain a proportional ownership interest may be waived by the holders of a majority of the Class B ordinary shares.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our shareholders would be distributable ratably among the holders of our ordinary shares and any participating preferred shares outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred shares.

Preferred Shares

After the completion of this offering, no preferred shares will be outstanding. Pursuant to our Memorandum and Articles of Association that will become effective immediately prior to the completion of this offering, our board of directors will have the authority, subject to limitations prescribed by Cayman Islands law, to issue preferred shares in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our shareholders. Our board of directors can also increase or decrease the number of shares of any series of preferred shares, but not below the number of shares of that series then outstanding, without any further vote or action by our shareholders. Our board of directors may authorize the issuance of preferred shares with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Class A ordinary shares. The issuance of preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our Class A ordinary shares and the voting and other rights of the holders of our Class A ordinary shares. We have no current plan to issue any preferred shares.

Equal Status

Except as expressly provided in our Memorandum and Articles of Association, Class A ordinary shares and Class B ordinary shares have the same rights and privileges and rank equally, share proportionally and are identical in all respects as to all matters. In the event of any statutory amalgamation, merger, consolidation, arrangement or other reorganization involving us and requiring the approval of our shareholders entitled to vote thereon, as well as a short-form merger or consolidation that does not require a resolution of our shareholders, the holders of Class A ordinary shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B ordinary shares, and the holders of Class A ordinary shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B ordinary shares, in each case solely with respect to economic rights. In the event of any (1) tender or exchange offer to acquire any Class A ordinary shares or Class B ordinary shares by any third-party pursuant to an agreement to which we are a party, or (2) any tender or exchange offer by us to acquire any Class A ordinary shares or Class B ordinary shares, the holders of Class A ordinary shares shall have the right to receive, or the right to elect to receive, the same form of consideration as the holders of Class B ordinary shares, and the holders of Class A ordinary shares shall have the right to receive, or the right to elect to receive, at least the same amount of consideration on a per share basis as the holders of Class B ordinary shares, in each case solely with respect to economic rights.

Options

As of September 30, 2021, we had outstanding options to purchase an aggregate of 215,757,100 Class A ordinary shares, with a weighted-average exercise price of approximately US$0.40 per share, under our equity compensation plans.

Contingent Shares

As of September 30, 2021, we also had certain contingent shares issuable as Class A ordinary shares (giving effect to the Share Split) as described in “Capitalization” and “Executive Compensation—Contingent Share Awards.”

RSUs

As of September 30, 2021, we had outstanding 59,638,539 Class A ordinary shares subject to RSUs under our Omnibus Incentive Plan. Our outstanding RSUs will generally vest upon the satisfaction of a time-based condition. For the majority of our outstanding RSUs under our Omnibus Incentive Plan, the time-based condition will be satisfied upon completion of 3 years from the vesting commencement date, and the balance will vest in 12 successive equal quarterly installments, subject to continued service through each such vesting date. Grants issued to new employees have a cliff period of 1 year, which requires them to stay at least for one year if they want to exercise any options.

Registration Rights

Certain holders of our management shares, preferred shares and ordinary shares who are parties to our IRA are entitled to certain rights under the IRA with respect to the registration of their shares under the Securities Act. In connection with this offering, the rights of such shareholders under the IRA (i) to receive notice of this offering and (ii) to include their registrable shares in this offering have been waived.

After the completion of this offering, certain holders of our Class A ordinary shares will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights will be contained in our RRA. We and the holders of our management shares, preferred shares and ordinary shares who are parties to our IRA will be parties to the RRA. In connection with this offering, we expect that each shareholder that has registration rights will agree not to sell or otherwise dispose of any securities without the prior written consent of us and the underwriters for a period ending on the later of the 181st day after the date of this prospectus and the opening of trading on the second trading day following our public release of earnings for the quarter ended March 31, 2022, subject to certain terms and conditions. See “Class A Ordinary Shares Eligible for Future Sale—Lock-Up and Market Standoff Agreements” for additional information regarding such restrictions.

The registration rights set forth in the RRA will expire on the earlier of (i) five years following the completion of this offering, (ii) with respect to any particular shareholder, when such shareholder holds 1% or less of our outstanding ordinary shares and is able to sell all of its registrable securities pursuant to Rule 144 of the Securities Act during any 90-day period and (iii) immediately prior to our change of control, liquidation, dissolution or winding up. We will pay the registration expenses (other than underwriting discounts and commissions) of the holders of the shares registered pursuant to the registrations described below.

Demand Registration Rights

Based on the number of our shares outstanding as of September 30, 2021, after the completion of this offering, the holders of up to 4,122,940,042 Class A ordinary shares will be entitled to certain demand registration rights. At any time beginning six months after the effective date of this offering, the holders of at least a majority of these shares then outstanding can request that we register the offer and sale of their shares. Such request for registration must cover securities, the anticipated aggregate public offering price of which is at least US$50,000,000. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. We are obligated to effect only two such registrations. If we determine that it would be seriously detrimental to us and our shareholders to effect such a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Piggyback Registration Rights

After the completion of this offering, if we propose to register the offer and sale of Class A ordinary shares under the Securities Act, in connection with the public offering of such Class A ordinary shares the holders of up to                  Class A ordinary shares will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration in which the only Class A ordinary shares being registered are Class A ordinary shares issuable upon conversion of debt securities that are also being registered; (ii) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act; or (iii) a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our Class A ordinary shares, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

F-3 Registration Rights

Based on the number of our shares outstanding as of September 30, 2021, after the completion of this offering, the holders of up to 4,122,940,042 of the Class A ordinary shares will be entitled to certain Form F-3 registration rights. The holders of at least a majority of these shares then outstanding may make a written request that we register the offer and sale of their shares on a registration statement on Form F-3 if we are eligible to file a registration statement on Form F-3 so long as the request covers securities the anticipated aggregate public offering price of which, before payment of underwriting discounts and commissions, is at least US$5,000,000. These shareholders may make an unlimited number of requests for registration on Form F-3; however, we will not be required to effect a registration on Form F-3 if we have effected one such registrations within the 12-month period preceding the date of the request. Additionally, if we determine that it would be seriously detrimental to us and our shareholders to effect such a registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to 90 days.

Record Dates

For the purpose of determining shareholders entitled to notice of, or to vote at any general meeting of shareholders or any adjournment thereof, or shareholders entitled to receive dividend or other distribution payments, or in order to make a determination of shareholders for any other purpose, our board of directors may set a record date which shall not exceed forty (40) clear days prior to the date where the determination will be made.

General Meetings of Shareholders

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as such at the applicable record date for that meeting and, in order to vote, all calls or installments then payable by such shareholder to us in respect of the shares that such shareholder holds must have been paid.

Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote per Class A ordinary share and 20 votes per Class B ordinary share.

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call annual general meetings; however, our Memorandum and Articles of Association provide that in each year the company will hold an annual general meeting of shareholders, provided that our board of directors has the discretion whether or not to hold an annual general meeting in 2021. For the annual general meeting of shareholders the agenda will include, among other things, the presentation of the annual accounts and the report of the directors (if any). In addition, the agenda for an annual general meeting of shareholders will only include such items as have been included therein by the board of directors.

Also, we may, but are not required to (unless required by the laws of the Cayman Islands), hold other extraordinary general meetings during the year. Extraordinary general meetings of shareholders may be held where the directors so decide.

The Companies Act provides shareholders a limited right to request a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting in default of a company’s memorandum and articles of association. However, these rights may be provided in a company’s memorandum and articles of association. Our Memorandum and Articles of Association provide that for so long as our founding shareholder controls a majority of the voting power of the shares of the Company, a general meeting of shareholders may be convened on the requisition of the holders of a majority of the voting power of our shares. However, if our founding shareholder controls less than a majority of the voting power of our shares, no shareholder shall have the power to requisition a meeting of shareholders. Our Memorandum and Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Subject to regulatory requirements, the annual general meeting must be called by at least 21 days’ (and not less than 15 clear business days’) notice and any extraordinary general meeting by at least 14 days’ (and not less than 10 clear business days’) notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to receive notice, with regards to the annual general meeting, and the holders of 75% in par value of the shares entitled to attend and vote at an extraordinary general meeting, that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

We will give notice of each general meeting of shareholders by publication on our website and in any other manner that may be required in order to comply with Cayman Islands law and NYSE and SEC requirements. The holders of registered shares may be given notice of a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means.

Holders whose shares are registered in the name of DTC or its nominee, which we expect will be the case for all holders of Class A ordinary shares, will not be a shareholder or member of the company and must rely on the procedures of DTC regarding notice of shareholders’ meetings and the exercise of rights of a holder of the Class A ordinary shares.

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than a majority of the aggregate shares in issue and entitled to vote upon the business to be transacted. If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, a second meeting may be called as the Directors may determine, and if at the second meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum.

A resolution put to a vote at a general meeting shall be decided on a poll. Generally speaking, an ordinary resolution to be passed by the shareholders at a general meeting requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote, present in person or by proxy and voting at the meeting and a special resolution requires the affirmative vote on a poll of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all of our shareholders, as permitted by the Companies Act and our Memorandum and Articles of Association.

Pursuant to our Memorandum and Articles of Association, general meetings of shareholders are to be chaired by the chairman of our board of directors or in his absence the vice-chairman of the board of directors. If the chairman or vice-chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting. If neither the chairman nor another director is present at the general meeting within 30 minutes after the time appointed for holding the meeting, then such meeting shall be adjourned for a one week period and shall be held in the following week on the same day at the same time and place. If at the adjournment of the meeting the chairman or in his absence the vice-chairman (if any) or in their absence a director is not willing to act as chairman, or if no director is present within thirty (30) minutes after the time appointed for holding the meeting, then such meeting shall be canceled. The order of business at each meeting shall be determined by the chairman of the meeting, and he or she shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the maintenance of order and safety, limitations on the time allotted to questions or comments on our affairs, restrictions on entry to such meeting after the time prescribed for the commencement thereof, and the opening and closing of the polls.

Changes to Capital

Pursuant to our Memorandum and Articles of Association, we may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than its existing shares;

•	convert all or any of our paid-up shares into stock and reconvert that stock into paid up shares of any denomination;

•

subdivide our existing shares or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by us for an order confirming such reduction, reduce its share capital or any capital redemption reserve in any manner permitted by law.

In addition, subject to the provisions of the Companies Act and our Memorandum and Articles of Association and the Shareholder’s Agreement, we may:

•	issue shares on terms that they are to be redeemed or are liable to be redeemed;

•	purchase its own shares (including any redeemable shares); and

•	make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of its own capital.

Transfer of Shares

Subject to any applicable restrictions set forth in the Memorandum and Articles of Association and the Shareholder’s Agreement, any shareholder of Nu may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in the form prescribed by the NYSE or any other form approved by our board of directors.

The Class A ordinary shares sold in this offering will be traded on the NYSE in book-entry form and may be transferred in accordance with our Memorandum and Articles of Association and NYSE’s rules and regulations.

However, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is either not fully paid up to a person of whom it does not approve or is issued under any share incentive scheme for employees which contains a transfer restriction that is still applicable to such ordinary share. The board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate (if any) for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	the ordinary shares transferred are free of any lien in favor of us; and

•	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If the directors refuse to register a transfer they are required, within two months after the date on which the instrument of transfer was lodged, to send to the transferee notice of such refusal.

Share Repurchase

The Companies Act and our Memorandum and Articles of Association permit us to purchase our own shares, subject to certain restrictions. Our board of directors may only exercise this power on behalf of Nu, subject to the Companies Act and our Memorandum and Articles of Association, the Shareholder’s Agreement and to any applicable requirements imposed from time to time by the SEC, the NYSE or by any recognized stock exchange on which our shares are listed.

Dividends and Capitalization of Profits

We have not adopted a dividend policy with respect to payments of any future dividends. Subject to the Companies Act and general principles of Cayman Islands law, our shareholders may, by ordinary resolution, declare dividends (including interim dividends) to be paid to shareholders but no dividend shall be declared in excess of the amount recommended by the board of directors. The board of directors may also declare dividends. Dividends may be declared and paid out of funds lawfully available to us. Except as otherwise provided by the rights attached to shares and our Memorandum and Articles of Association, all dividends shall be paid in proportion to the number of Class A ordinary shares or Class B ordinary shares a shareholder holds at the date the dividend is declared (or such other date as may be set as a record date); but, (1) if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly; and (2) where we have shares in issue which are not fully paid up (as to par value), we may pay dividends in proportion to the amounts paid up on each share.

The holders of Class A ordinary shares and Class B ordinary shares shall be entitled to share equally in any dividends that may be declared in respect of our ordinary shares from time to time. In the event that a dividend is paid in the form of Class A ordinary shares or Class B ordinary shares, or rights to acquire Class A ordinary shares or Class B ordinary shares, (1) the holders of Class A ordinary shares shall receive Class A ordinary shares, or rights to acquire Class A ordinary shares, as the case may be and (2) the holders of Class B ordinary shares shall receive Class B ordinary shares, or rights to acquire Class B ordinary shares, as the case may be.

Appointment, Disqualification and Removal of Directors

We are managed by our board of directors. Our Memorandum and Articles of Association provide that the board of directors will be composed of such number of directors as a majority of directors in office may determine, being up to nine directors on the date of adoption of our Memorandum and Articles of Association. There are no provisions relating to retirement of directors upon reaching any age limit.

Our Memorandum and Articles of Association provides that directors shall be elected by an ordinary resolution of our shareholders, which requires the affirmative vote of a simple majority of the votes cast on the resolution by the shareholders entitled to vote who are present, in person or by proxy, at a quorate general meeting of the Company. Notwithstanding the foregoing, for so long as our founding shareholder owns at least 5% of the voting power of our outstanding share capital, our founding shareholder shall be entitled to nominate a certain number of designees to the board for a specific term, as set out in our Memorandum and Articles of Association. In particular, our Memorandum and Articles of Association provide that, subject to compliance with applicable law and NYSE rules, for so long as our founding shareholder and his affiliates beneficially own shares constituting at least 40% of the voting power of our outstanding share capital, the founding shareholder shall be entitled to designate up to five nominees to our board of directors (or if the size of the board of directors is increased, a majority of the members of the board of directors); for so long as our founding shareholder and its affiliates beneficially own at least 25% of the voting power of our outstanding share capital, the founding shareholder shall be entitled to designate up to three nominees to our board of directors (or if the size of the board of directors is increased, one-third of the members of the board of directors); and for so long as our founding shareholder and its affiliates beneficially own at least 5% of the voting power of our outstanding share capital, our founding shareholder shall be entitled to designate one nominee to our board of directors (or if the size of the board of directors is increased, 10% of the members of the board of directors). The founding shareholder may in like manner remove such director(s) appointed by him and appoint replacement director(s).

Each director shall be appointed for a one year term, unless they resign or their office is vacated earlier, provided, however, that such term shall be extended beyond one year in the event that no successor has been appointed (in which case such term shall be extended to the date on which such successor has been appointed).

Our Memorandum and Articles of Association provide that from and after the date on which the founding shareholder (together with his affiliates) no longer beneficially owns more than 50% of our outstanding voting power, or the classifying date, the directors shall be divided into three classes designated Class I, Class II, and Class III. Each director shall serve for a term ending on the date of the third annual general shareholders meeting following the annual general shareholders meeting at which such director was elected as subject to the provisions of our Memorandum and Articles of Association. The founding directors shall be allocated to the longest duration classes unless otherwise determined by the founding shareholder.

Grounds for Removing a Director

A director may be removed with or without cause by ordinary resolution, and a director nominated by our founding shareholder may be removed by our founding shareholder at any time with or without cause by notice to us. The notice of general meeting must contain a statement of the intention to remove the director and must be served on the director not less than ten calendar days before the meeting. The director is entitled to attend the meeting and be heard on the motion for his removal.

The office of a director will be vacated automatically if he or she (1) becomes prohibited by law from being a director; (2) becomes bankrupt or makes an arrangement or composition with his creditors; (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director; (4) resigns his office by notice to us; or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his or her office be vacated.

Proceedings of the Board of Directors

Our Memorandum and Articles of Association provide that our business is to be managed and conducted by the board of directors. The quorum necessary for the board meeting shall be a simple majority of the directors then in office, and business at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall not have a casting vote.

Subject to the provisions of our Memorandum and Articles of Association, the board of directors may regulate its proceedings as they determine is appropriate. Board meetings shall be held at least once every calendar quarter and shall take place at such place as the directors may determine.

Subject to the provisions of our Memorandum and Articles of Association, to any directions given by ordinary resolution of the shareholders and the listing rules of the NYSE, the board of directors may from time to time at its discretion exercise all powers of Nu, including, subject to the Companies Act, the power to issue debentures, bonds and other securities of the company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or corporate records. However, the board of directors may determine from time to time whether and to what extent our accounting records and books shall be open to inspection by shareholders who are not members of the board of directors. Notwithstanding the above, our Memorandum and Articles of Association provide shareholders with the right to receive annual financial statements. Such right to receive annual financial statements may be satisfied by publishing the same on the company’s website or filing such annual reports as we are required to file with the SEC.

Register of Shareholders

The Class A ordinary shares offered in this offering will be held through DTC, and DTC or Cede & Co., as nominee for DTC, will be recorded in the shareholders’ register as the holder of our Class A ordinary shares.

Under Cayman Islands law, we must keep a register of shareholders that includes:

•	the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, our register of shareholders is prima facie evidence of the matters set out therein (i.e., the register of shareholders will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of shareholders is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against his or her name in the register of shareholders. Upon the completion of this offering, the register of shareholders will be immediately updated to record and give effect to the issuance of new Class A ordinary shares in this offering. Once the register of shareholders has been updated, the shareholders recorded in the register of shareholders should be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from the register of shareholders, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of Nu, the person or member aggrieved (or any shareholder of ours, or Nu itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Anti-Takeover Provisions in Our Memorandum and Articles of Association

Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable. In particular, our capital structure concentrates ownership of voting rights in the hands of our founding shareholder, as our controlling shareholder. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of our company to first negotiate with the board of directors. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Class A ordinary shares that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

Two Classes of Ordinary Shares

Our Class B ordinary shares are entitled to 20 votes per share, while the Class A ordinary shares are entitled to one vote per share. Since our co-founders own all of the Class B ordinary shares, our co-founders currently have the ability to elect a majority of the directors and to determine the outcome of most matters submitted for a vote of shareholders, with our founding shareholder as the controlling shareholder. This concentrated voting control could discourage others from initiating any potential merger, takeover, or other change of control transaction that other shareholders may view as beneficial.

So long as our co-founders have the ability to determine the outcome of most matters submitted to a vote of shareholders as well as the overall management and direction of Nu, third parties may be deterred in their willingness to make an unsolicited merger, takeover, or other change of control proposal, or to engage in a proxy contest for the election of directors. As a result, the fact that we have two classes of ordinary shares may have the effect of depriving you as a holder of Class A ordinary shares of an opportunity to sell your Class A ordinary shares at a premium over prevailing market prices and make it more difficult to replace our directors and management.

Preferred Shares

Our Memorandum and Articles of Association provides our board of directors with wide powers to issue additional shares, and one or more classes or series of preferred shares, with or without preferred, deferred or other rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as the board of directors may determine, to the extent authorized but unissued. The issuance of additional shares may be used as an anti-takeover device without further action on the part of our shareholders. Such issuance may further dilute the voting power of existing holders of Class A ordinary shares.

Despite the anti-takeover provisions described above, under Cayman Islands law, our board of directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association, for what they believe in good faith to be in our best interests.

Requisitioning General Meetings

Our Memorandum and Articles of Association provide that, for so long as our founding shareholder controls a majority of the voting power of our shares, a general meeting of shareholders may be convened on the requisition of the holders of a majority of the voting power of our shares. However, if our founding shareholder controls less than a majority of the voting power of our shares, no shareholder shall have the power to requisition a meeting of shareholders. Accordingly, our shareholders will have limited rights to requisition and convene general meetings of shareholders.

Consent Over a Change of Control

Our Memorandum and Articles of Association that will be in effect upon the completion of this offering will provide that for so long as David Vélez Osorno and his affiliates beneficially own shares accounting for at least 10% of the voting power of our issued share capital, we will not take, or permit our subsidiaries to take, certain actions without the prior written approval of a majority of the Class B ordinary shares in issue, including entering into a merger, consolidation, reorganization or other business combination or a transaction or series of transactions that would result in a change of control.

Staggered Board

Our Memorandum and Articles of Association that will be in effect upon the completion of this offering will provide that, from and after the date that David Vélez Osorno and his affiliates no longer beneficially own more than 50% of the voting power of our issued share capital, we shall cause our board of directors to be divided into three classes serving staggered three-year terms. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of shareholders will be necessary for shareholders to effect a change in a majority of the members of the board of directors.

Exclusive Forum

Under our Memorandum and Articles of Association, unless we consent to a different forum, (i) any derivative action or proceeding brought on our behalf, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or any other person, (iii) any action or proceeding arising pursuant to, or seeking to enforce any right, obligation or remedy under, any provision of the Companies Act, our Memorandum and Articles of Association, or any other provision of applicable law, (iv) any action or proceeding seeking to interpret, apply, enforce or determine the validity of our Memorandum and Articles of Association or (v) any action or proceeding as to which the Companies Act confers jurisdiction on the Grand Court of the Cayman Islands may only be brought before the Grand Court of the Cayman Islands, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. In addition, any complaint asserting a cause of action arising under the Securities Act may only be brought before the federal district courts of the United States. Nothing in our Memorandum and Articles of Association will preclude shareholders that assert claims under the Exchange Act from bringing such claims in any court, subject to applicable law.

Any person or entity purchasing or otherwise acquiring or holding any interest in our securities shall be deemed to have notice of and consented to these exclusive forum provisions. However, shareholders will not be deemed to have waived our compliance with U.S. federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and it is possible that, in connection with claims arising under federal securities laws or otherwise, a court could find the exclusive forum provision contained in our Memorandum and Articles of Association to be inapplicable or unenforceable.

Principal Differences between Cayman Islands and U.S. Corporate Law

The Companies Act was modelled originally on similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Cayman Islands Company Law

We are a Cayman Islands exempted company incorporated with limited liability. We were incorporated as Nu Holdings Ltd. on February 26, 2016, subject to the Cayman Companies Act. Certain provisions of Cayman Islands company law are set out below but this section does not purport to contain all applicable qualifications and exceptions or to be a complete review of all matters of the Cayman Companies Act and taxation, which may differ from equivalent provisions in jurisdictions with which interested parties may be more familiar.

Protection of Non-controlling Shareholders and Shareholders’ Suits

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court shall direct.

Subject to the provisions of the Cayman Companies Act, any shareholder may petition the Grand Court which may make a winding-up order, if the court is of the opinion that this winding up is just and equitable.

Notwithstanding the U.S. securities laws and regulations that are applicable to us, general corporate claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our Memorandum and Articles of Association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents, which permit a minority shareholder to commence a representative action against us, or derivative actions in our name, to challenge (1) an act which is ultra vires or illegal, (2) an act which constitutes a fraud against the minority and the wrongdoers themselves control us, and (3) an irregularity in the passing of a resolution that requires a qualified (or special) majority.

Exempted Company

We are an exempted company with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Where the proposed activities of a company are to be carried out mainly outside of the Cayman Islands, the registrant can apply for registration as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of shareholders is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company;

•	an exempted company may register as a segregated portfolio company; and

•	an exempted company may register as a special economic zone company.

We are subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Company Operations

An exempted company such as us must conduct its operations mainly outside the Cayman Islands. An exempted company is also required to file an annual return each year with the Registrar of Companies of the Cayman Islands and pay a fee which is based on the amount of its authorized share capital.

Share Capital

Under Cayman Companies Act, a Cayman Islands company may issue ordinary, preference or redeemable shares or any combination thereof. Where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount or value of the premiums on those shares shall be transferred to an account, to be called the share premium account. At the option of a company, these provisions may not apply to premiums on shares of that company allotted pursuant to any arrangements in consideration of the acquisition or cancellation of shares in any other company and issued at a premium. The share premium account may be applied by the company subject to the provisions, if any, of its memorandum and articles of association, in such manner as the company may from time to time determine including, but without limitation, the following:

•	paying distributions or dividends to members;

•	paying up unissued shares of the company to be issued to members as fully paid bonus shares;

•	any manner provided in section 37 of the Cayman Companies Act;

•	writing-off the preliminary expenses of the company; and

•	writing-off the expenses of, or the commission paid or discount allowed on, any issue of shares or debentures of the company.

Notwithstanding the foregoing, no distribution or dividend may be paid to members out of the share premium account unless, immediately following the date on which the distribution or dividend is proposed to be paid, the company will be able to pay its debts as they fall due in the ordinary course of business.

Subject to confirmation by the court, a company limited by shares or a company limited by guarantee and having a share capital may, if authorized to do so by its articles of association, by special resolution reduce its share capital in any way.

Financial Assistance to Purchase Shares of a Company or its Holding Company

There are no statutory prohibitions in the Cayman Islands on the granting of financial assistance by a company to another person for the purchase of, or subscription for, its own, its holding company’s or a subsidiary’s shares. Therefore, a company may provide financial assistance provided the directors of the company, when proposing to grant such financial assistance, discharge their duties of care and act in good faith, for a proper purpose and in the interests of the company. Such assistance should be on an arm’s-length basis.

Purchase of Shares and Warrants by a Company and its Subsidiaries

A company limited by shares or a company limited by guarantee and having a share capital may, if so authorized by its articles of association, issue shares which are to be redeemed or are liable to be redeemed at the option of the company or a member and, for the avoidance of doubt, it shall be lawful for the rights attaching to any shares to be varied, subject to the provisions of the company’s articles of association, so as to provide that such shares are to be or are liable to be so redeemed. In addition, such a company may, if authorized to do so by its articles of association, purchase its own shares, including any redeemable shares; an ordinary resolution of the company approving the manner and terms of the purchase will be required if the articles of association do not authorize the manner and terms of such purchase. A company may not redeem or purchase its shares unless they are fully paid. Furthermore, a company may not redeem or purchase any of its shares if, as a result of the redemption or purchase, there would no longer be any issued shares of the company other than shares held as treasury shares. In addition, a payment out of capital by a company for the redemption or purchase of its own shares is not lawful unless, immediately following the date on which the payment is proposed to be made, the company shall be able to pay its debts as they fall due in the ordinary course of business.

Shares that have been purchased or redeemed by a company or surrendered to the company shall not be treated as canceled but shall be classified as treasury shares if held in compliance with the requirements of Section 37A(1) of the Cayman Companies Act. Any such shares shall continue to be classified as treasury shares until such shares are either canceled or transferred pursuant to the Cayman Companies Act.

A Cayman Islands company may be able to purchase its own warrants subject to and in accordance with the terms and conditions of the relevant warrant instrument or certificate. Thus there is no requirement under Cayman Islands law that a company’s memorandum or articles of association contain a specific provision enabling such purchases. The directors of a company may under the general power contained in its memorandum of association be able to buy, sell and deal in personal property of all kinds.

A subsidiary may hold shares in its holding company and, in certain circumstances, may acquire such shares.

Dividends and Distributions

Subject to a cash-flow solvency test, as prescribed in the Cayman Companies Act, and the provisions, if any, of the company’s memorandum and articles of association, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law which is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.

For so long as a company holds treasury shares, no dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the company’s assets (including any distribution of assets to members on a winding up) may be made, in respect of a treasury share.

Disposal of Assets

There are no specific restrictions on the power of directors to dispose of assets of a company, however, the directors are expected to exercise certain duties of care, diligence and skill to the standard that a reasonably prudent person would exercise in comparable circumstances, in addition to fiduciary duties to act in good faith, for proper purpose and in the best interests of the company under English common law (which the Cayman Islands courts will ordinarily follow).

Accounting and Auditing Requirements

A company must cause proper records of accounts to be kept with respect to: (i) all sums of money received and expended by it; (ii) all sales and purchases of goods by it; and (iii) its assets and liabilities.

Proper books of account shall not be deemed to be kept if there are not kept such books as are necessary to give a true and fair view of the state of the company’s affairs and to explain its transactions.

If a company keeps its books of account at any place other than at its registered office or any other place within the Cayman Islands, it shall, upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Law (Revised) of the Cayman Islands, make available, in electronic form or any other medium, at its registered office copies of its books of account, or any part or parts thereof, as are specified in such order or notice.

Exchange Control

There are no exchange control regulations or currency restrictions in effect in the Cayman Islands.

Stamp Duty on Transfers

No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies save for those which hold interests in land in the Cayman Islands.

Inspection of Corporate Records

The members of a company have no general right to inspect or obtain copies of the register of members or corporate records of the company. They will, however, have such rights as may be set out in the company’s articles of association.

Register of Members

A Cayman Islands exempted company may maintain its principal register of members and any branch registers in any country or territory, whether within or outside the Cayman Islands, as the company may determine from time to time. There is no requirement for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection. However, an exempted company shall make available at its registered office, in electronic form or any other medium, such register of members, including any branch register of member, as may be required of it upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Act (As Revised) of the Cayman Islands.

Register of Directors and Officers

Pursuant to the Cayman Companies Act, a company is required to maintain at its registered office a register of directors, alternate directors and officers which is not available for inspection by the public. A copy of such register must be filed with the Registrar of Companies in the Cayman Islands and any change must be notified to the Registrar within 30 days of any change in such directors or officers, including a change of the name of such directors or officers.

Winding Up

A Cayman Islands company may be wound up by: (i) an order of the court; (ii) voluntarily by its members; or (iii) under the supervision of the court.

The court has authority to order winding up in a number of specified circumstances including where, in the opinion of the court, it is just and equitable that such company be so wound up.

A voluntary winding up of a company (other than a limited duration company, for which specific rules apply) occurs where the company resolves by special resolution that it be wound up voluntarily or where the company in general meeting resolves that it be wound up voluntarily because it is unable to pay its debt as they fall due. In the case of a voluntary winding up, the company is obliged to cease to carry on its business from the commencement of its winding up except so far as it may be beneficial for its winding up. Upon appointment of a voluntary liquidator, all the powers of the directors cease, except so far as the company in general meeting or the liquidator sanctions their continuance.

In the case of a members’ voluntary winding up of a company, one or more liquidators are appointed for the purpose of winding up the affairs of the company and distributing its assets.

As soon as the affairs of a company are fully wound up, the liquidator must make a report and an account of the winding up, showing how the winding up has been conducted and the property of the company disposed of, and call a general meeting of the company for the purposes of laying before it the account and giving an explanation of that account.

When a resolution has been passed by a company to wind up voluntarily, the liquidator or any contributory or creditor may apply to the court for an order for the continuation of the winding up under the supervision of the court, on the grounds that: (i) the company is or is likely to become insolvent; or (ii) the supervision of the court will facilitate a more effective, economic or expeditious liquidation of the company in the interests of the contributories and creditors. A supervision order takes effect for all purposes as if it was an order that the company be wound up by the court except that a commenced voluntary winding up and the prior actions of the voluntary liquidator shall be valid and binding upon the company and its official liquidator.

For the purpose of conducting the proceedings in winding up a company and assisting the court, one or more persons may be appointed to be called an official liquidator(s). The court may appoint to such office such person or persons, either provisionally or otherwise, as it thinks fit, and if more than one person is appointed to such office, the court shall declare whether any act required or authorized to be done by the official liquidator is to be done by all or any one or more of such persons. The court may also determine whether any and what security is to be given by an official liquidator on his or her appointment; if no official liquidator is appointed, or during any vacancy in such office, all the property of the company shall be in the custody of the court.

Reconstructions

Reconstructions and amalgamations may be approved by a majority in number representing 75 percent in value of the members or creditors, depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the courts. Whilst a dissenting member has the right to express to the court his or her view that the transaction for which approval is being sought would not provide the members with a fair value for their shares, the courts are unlikely to disapprove the transaction on that ground alone in the absence of evidence of fraud or bad faith on behalf of management, and if the transaction were approved and consummated the dissenting member would have no rights comparable to the appraisal rights (that is, the right to receive payment in cash for the judicially determined value of their shares) ordinarily available, for example, to dissenting members of a United States corporation.

The Cayman Islands Economic Substance Law

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised), or “The Economic Substance Act,” together with related Guidance Notes and Regulations. We are required to comply with the economic substance requirements and file annual reports in the Cayman Islands as to whether or not they are carrying out such relevant activities and if they are, they must satisfy an economic substance test.

Takeovers

Where an offer is made by a company for the shares of another company and, within four months of the offer, the holders of not less than 90 per cent of the shares which are the subject of the offer accept, the offeror may, at any time within two months after the expiration of that four-month period, by notice require the dissenting members to transfer their shares on the terms of the offer. A dissenting member may apply to the Cayman Islands courts within one month of the notice objecting to the transfer. The burden is on the dissenting member to show that the court should exercise its discretion, which it will be unlikely to do unless there is evidence of fraud or bad faith or collusion as between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority members.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.

For these purposes, (a) ”merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies in the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company; and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be approved by the directors of each constituent company and filed with the Registrar of Companies together with a declaration as to: (1) the solvency of the consolidated or surviving company; (2) the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the constituent companies; (3) no petition or other similar proceeding has been filed and remains outstanding and no order or resolution to wind up the company in any jurisdiction; (4) no receiver, trustee, administrator or similar person has been appointed in any jurisdiction and is acting in respect of the constituent company, its affairs or property; (5) no scheme, order, compromise or similar arrangement has been entered into or made in any jurisdiction with creditors; (6) a list of the assets and liabilities of each constituent company; (7) the non-surviving constituent company has retired from any fiduciary office held or will do so; (8) that the constituent company has complied with any requirements under the regulatory laws, where relevant; and (9) an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette.

Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, may be determined by the Cayman Islands’ court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90.0% in value of the shares affected within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which might otherwise ordinarily be available to dissenting shareholders of U.S. corporations and allow such dissenting shareholders to receive payment in cash for the judicially determined value of their shares.

Shareholders’ Suits

Class actions are not recognized in the Cayman Islands, but groups of shareholders with identical interests may bring representative proceedings, which are similar. However, a class action suit could nonetheless be brought in a U.S. court pursuant to an alleged violation of U.S. securities laws and regulations.

In principle, we would normally be the proper plaintiff and as a general rule, whilst a derivative action may be initiated by a minority shareholder on behalf of our company in a Cayman Islands court, such shareholder will not be able to continue those proceedings without the permission of a Grand Court judge, who will only allow the action to continue if the shareholder can demonstrate that we have a good case against the defendant, and that it is proper for the shareholder to continue the action rather than our board of directors. Examples of circumstances in which derivative actions would be permitted to continue are where:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Corporate Governance

Cayman Islands law restricts transactions between a company and its directors unless there are provisions in the articles of association which provide a mechanism to alleviate possible conflicts of interest. Additionally, Cayman Islands law imposes on directors’ duties of care and skill and fiduciary duties to the companies which they serve. Under our Memorandum and Articles of Association, a director must disclose the nature and extent of his interest in any contract or arrangement, and, subject to certain exceptions, a director may not vote or be counted in the quorum on any resolution of the board in respect of any contract or arrangement or proposal in which he or she or any of his or her close associates have a material interest. Following such disclosure, and subject to the foregoing sentence and subject to any separate requirement under applicable law or the listing rules of the NYSE, and unless disqualified by the chairman of the relevant meeting, the interested director may vote in respect of any transaction or arrangement in which he or she is interested. The interested director shall be counted in the quorum at such meeting and the resolution may be passed by a majority of the directors present at the meeting.

Subject to the foregoing and our Memorandum and Articles of Association, our directors may exercise all the powers of Nu to vote compensation to themselves or any member of their body in the absence of an independent quorum.

As a foreign private issuer, we are permitted to follow home country practice in lieu of certain NYSE corporate governance rules, subject to certain requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

•

Section 303A.04, which requires that a company have a nominations committee comprised solely of “independent directors” as defined by NYSE. As allowed by the laws of the Cayman Islands, we do not have a nominations committee nor do we have any current intention to establish one.

•

Section 303A.05, which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, we do not have a nomination and corporate governance committee nor do we have any current intention to establish one.

•

Section 312.03, which requires an issuer to obtain shareholder approval prior to an issuance of securities (in certain circumstances) in connection with certain events, including: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) private placements. Cayman Islands law does not require shareholder approval prior to an issuance of securities to the extent the securities are authorized.

Borrowing Powers

Our directors may exercise all the powers of Nu to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture shares, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of Nu or of any third party. Such powers may be varied by a special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).

Indemnification of Directors and Executive Officers and Limitation of Liability

The Companies Act does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association provide that we shall indemnify and hold harmless our directors and officers against all actions, proceedings, costs, charges, expenses, losses, damages, liabilities, judgments, fines, settlements and other amounts incurred or sustained by such directors or officers, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil, criminal or other proceedings concerning us or our affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company. Accordingly, directors owe fiduciary duties to their companies to act bona fide in what they consider to be the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. However, this obligation may be varied by the company’s articles of association, which may permit a director to vote on a matter in which he has a personal interest provided that he has disclosed that nature of his interest to the board of directors. Our Memorandum and Articles of Association provide that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and, subject to certain exceptions, a director may not vote or be counted in the quorum on any resolution of the board in respect of any contract or arrangement or proposal in which he or she or any of his or her close associates have a material interest. Following such disclosure, and subject to the foregoing sentence and subject to any separate requirement under applicable law or the listing rules of the NYSE, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

A director of a Cayman Islands company also owes to the company duties to exercise independent judgment in carrying out his functions and to exercise reasonable skill, care and diligence, which has both objective and subjective elements. Recent Cayman Islands case law confirmed that directors must exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director. Additionally, a director must exercise the knowledge, skill and experience which he or she actually possesses.

A general notice may be given to the board of directors to the effect that (1) the director is a member or officer of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm; or (2) he or she is to be regarded as interested in any contract or arrangement which may after the date of the notice to the board of directors be made with a specified person who is connected with him or her, will be deemed sufficient declaration of interest. This notice shall specify the nature of the interest in question. Following the disclosure being made pursuant to our Memorandum and Articles of Association and subject to any separate requirement under applicable law or the listing rules of the NYSE, and unless disqualified by the chairman of the relevant meeting, a director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.

In comparison, under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself or herself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association provide that, for so long as our founding shareholder controls a majority of the voting power of our shares, a general meeting of shareholders may be convened on the requisition of the holders of a majority of the voting power of our shares and, upon such requisition, the board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, if our founding shareholder controls less than a majority of the voting power of our shares, no shareholder shall have the power to requisition a meeting of shareholders. Our Memorandum and Articles of Association provide no other right to put any proposals before annual general meetings or extraordinary general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

The office of a director shall be vacated automatically if, among other things, he or she (1) becomes prohibited by law from being a director; (2) becomes bankrupt or makes an arrangement or composition with his creditors; (3) dies or is in the opinion of all his co-directors, incapable by reason of mental disorder of discharging his duties as director; (4) resigns his office by notice to us; or (5) has for more than six months been absent without permission of the directors from meetings of the board of directors held during that period, and the remaining directors resolve that his/her office be vacated.

Transaction with Interested Shareholders

The Delaware General Corporation Law provides that; unless the corporation has specifically elected not to be governed by this statute, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that this person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which the shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that the board of directors owe duties to ensure that these transactions are entered into bona fide in the best interests of the company and for a proper corporate purpose and, as noted above, a transaction may be subject to challenge if it has the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. If the dissolution is initiated by the board of directors it may be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company resolves by ordinary resolution that it be wound up because it is unable to pay its debts as they fall due. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Under the Companies Act, we may be dissolved, liquidated or wound up by a special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting). Our Memorandum and Articles of Association also give our board of directors authority to petition the Cayman Islands Court to wind up Nu.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of that class, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, if the share capital is divided into more than one class of shares, the rights attached to any class may only be varied with the written consent of the holders of two-thirds of the shares of that class or the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Also, except with respect to share capital (as described above), alterations to our Memorandum and Articles of Association may only be made by special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, our Memorandum and Articles of Association generally (and save for certain amendments to share capital described in this section) may only be amended by special resolution of shareholders (requiring a two-thirds majority vote of those shareholders attending and voting at a quorate meeting).

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Limitations of Liability and Indemnification

See “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors.”

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our Class A ordinary shares will be Computershare Trust Company, N.A.. The transfer agent and registrar’s address is 250 Royall Street, Canton, MA 02021-1011.

Listing

We intend to apply to list our Class A ordinary shares on the NYSE under the symbol “NU”.

Description of Brazilian Depositary Receipts

The rights of holders of BDRs will be set forth in a deposit agreement between us and Banco Bradesco S.A., as depositary of the BDR Program.

There are differences between holding BDRs and holding Class A ordinary shares.

General

Each BDR will represent 1/6th of a Class A ordinary share issued by us, maintained in custody by the custodian in the offices of Bank of New Your Mellon at One Wall Street, New York, New York 10286. The BDR Depositary’s office at which the BDRs will be managed is located at Cidade de Deus, Yellow Building, 2nd Floor, Vila Yara, Osasco, Brazil, Zip Code 06029-900.

A BDR holder will not be treated as one of our Class A ordinary shareholders and, as a result may not have any Class A ordinary shareholder rights.

The rights of our Class A ordinary shareholders are governed by the laws of the Cayman Islands and the provisions of our Memorandum and Articles of Association. See “Description of Share Capital.” The rights of holders of BDRs are governed by the laws and regulations of Brazil, as well as the provisions of the deposit agreement.

The following is a summary of the material provisions of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read:

•

the rules and regulations applicable to BDRs, particularly CMN Resolution No. 3,568/08, CVM Instructions No. 332 and 480, as amended, and the Central Bank of Brazil Circular No. 3,691/13, as amended; and

•	the deposit agreement, copies of which are available for review upon request.

Deposit Agreement

Scope

The Deposit Agreement governs the relationship between us and the BDR Depositary with respect to the issuance, cancellation and registration, in Brazil, of the BDRs representing Class A ordinary shares issued by us and held by the custodian. The Deposit Agreement also governs the actions of the BDR Depositary with respect to the management of the BDR program and the services to be performed by the BDR Depositary for holders of BDRs.

BDR Registry Book; Ownership and Trading of BDRs

Pursuant to the deposit agreement, the BDRs may be issued and cancelled, as the case may be, by means of entries in the BDR registry book, which will be kept by the BDR Depositary. The BDR registry book will record the total number of BDRs issued in the name of the Central Depositary of the B3, the fiduciary holder of the BDRs. The BDRs will be held and blocked in a custody account with the Central Depositary of the B3 and held for trading on the B3 after the offering.

Therefore, neither over-the-counter transfers of the BDRs, nor transfers of the BDRs conducted in any private transaction market other than the B3, or in a clearinghouse other than the Central Depositary of the B3, will be admitted. Any transfer of BDRs (including transfers made by U.S. persons) will be conducted through broker-dealers or institutions authorized to operate on the B3.

Ownership of the BDRs is determined by entry of the beneficial holder’s name in the records of the Central Depositary of the B3, and evidenced by the custodial account statement issued by the Central Depositary of the B3. The Central Depositary of the B3 will inform the names of the BDRs holders to the BDR Depositary.

The BDR Depositary has advised us that holders of BDRs are not generally entitled to inspect the BDR Depositary’s transfer books or list of holders of BDRs, due to certain secrecy obligations under Brazilian law.

Issuance and Cancellation of BDRs

The BDR Depositary will issue the BDRs in Brazil after confirmation by the custodian that a corresponding number of our Class A ordinary shares were deposited with the custodian, and after confirmation that all fees and taxes due in connection with this services were duly paid, as set forth in the deposit agreement.

As a result, an investor may at any time give instructions to a broker-dealer to purchase Class A ordinary shares on the NYSE, to be further deposited with the custodian in order to allow the BDR Depositary to issue BDRs.

In order to effect the financial settlement of the acquisition of our Class A ordinary shares on the NYSE with the intention of adhering to the BDR program, an investor must execute a foreign exchange agreement in conformity with the BDR program certificate registered with the Central Bank of Brazil and the broker certificate evidencing by the purchase of our Class A ordinary shares abroad.

Holders of BDRs may at any time request the cancellation of all or a portion of their BDRs by (a) instructing a broker-dealer operating in Brazil to cancel the BDRs with the BDR Depositary and (b) delivering evidence that all fees and taxes due in connection with this service were duly paid, as set forth in the deposit agreement. Brazilian investors will be required to send the proceeds of any cancellation of BDRs back to Brazil within seven days of the cancellation date. Non-Brazilian investors that are registered in Brazil as portfolio investors under CMN Resolution No. 4,373 do not need to send the proceeds of any sale of Class A ordinary shares into Brazil. In any event, the transaction must be recorded in the Central Bank of Brazil system.

For a brief description of the rules and regulations of the Central Bank of Brazil regarding such matters, see “Regulatory Overview—Brazil—Registration of BDRs with the CVM.”

Issuance of BDRs without underlying Class A ordinary shares

In no event may the BDR Depositary issue BDRs without confirmation by the custodian that a corresponding number of Class A ordinary shares were deposited with the custodian.

Restrictions on BDRs

Holders of BDRs may only exercise their rights indirectly through the BDR Depositary. Holders of BDRs may also face other difficulties in exercising their rights, as voting rights granted to shares and, indirectly, to BDRs, must be exercised by holders of BDRs through the BDR Depositary, which will instruct the Custodian accordingly. Although the mechanisms related to notices of shareholders’ meetings and voting instructions provided in the Deposit Agreement are intended to provide sufficient time for the exercise of these rights, there can be no assurance that these mechanisms will allow holders of BDRs to effectively exercise voting rights, particularly in the event that notice of a shareholders’ meeting or voting instruction does not timely reach BDR holders for reasons that are beyond our control and beyond the control of the BDR Depositary. Holders of BDRs are not entitled to physically attend our shareholders’ meetings.

Dividends and Other Cash Distributions

It is our present intention to retain any earnings for use in our business operations and, accordingly, we do not anticipate the board of directors declaring any dividends in the foreseeable future following our initial public offering. However, in the event of any future dividend, the BDR Depositary will distribute any dividends or other cash distributions paid by us to our shareholders, including the holders of BDRs. Such dividends will be paid to the BDR Depositary, which will convert this dividend or distribution into Brazilian reais by means of a foreign exchange transaction entered into with an authorized exchange agent, and distribute the net amount received to the holders of BDRs entitled to it, in proportion to the number of BDRs held by them; provided, however, that in the event that we or the BDR Depositary are required to withhold a portion of the dividend or other cash distribution on account of taxes, the amount distributed to holders of BDRs will be reduced accordingly. The BDR Depositary will distribute only the amount that may be distributed without allocating to any BDR holder a fraction of a centavo by rounding to the next lower whole centavo. No interest or other remuneration will be payable by us or any other remuneration for the period between the date on which the dividends and other cash distributions are paid abroad and the date on which the funds are credited to BDR holders in Brazil.

Subject to our corporate acts, in the event that any assignment of any Class A ordinary shares to a BDR holder occurs, the BDR Depositary will convert automatically, and to the extent permitted by applicable law, into BDRs subject to the terms and conditions of the Deposit Agreement, registering them in the name of the right holder in proportion to the number of BDRs held by the respective right holder.

However, subject to our Memorandum and Articles of Association, in case of attribution of a fraction of BDRs to one or more holders of BDRs, the BDR Depositary will sell the amount of Class A ordinary shares received representing the sum of the fractional shares allotted, and distribute the net amount received.

Whenever the BDR Depositary receives distributions other than those previously provided for, it shall distribute them to the holders of eligible BDRs in proportion to the number of BDRs respectively held by them, in accordance with applicable law. If, in the opinion of the BDR Depositary, such distribution cannot be executed proportionately, the BDR Depositary may choose any method it deems equitable and feasible for the purpose of executing such distribution.

No interest or other remuneration shall be payable by us for the period between the date on which dividends and other cash distributions are paid abroad and the date on which the funds are credited to the holders of BDRs in Brazil. Before making a distribution, any withholding taxes that must be paid under applicable law will be deducted.

Share Distributions

In the event of distributions of our Class A ordinary shares or a share split or reverse share split, the BDR Depositary will issue new BDRs corresponding to such new Class A ordinary shares deposited with the custodian and will credit them to the account of the Central Depositary of the B3. The Central Depositary of the B3, in turn, will credit new BDRs to the beneficiary holders recorded in its books. The BDR Depositary will distribute only whole BDRs. If any fractions of BDRs result and are insufficient to purchase a whole BDR, the BDR Depositary will use its best efforts to add such fractions and sell them in an auction on the B3, and the proceeds of the sale will be credited to BDR holders, proportionally with its holdings recorded in the books of the Central Depositary of the B3.

Other Distributions

The BDR Depositary will use its best efforts to distribute to BDR holders any other distribution paid in connection with Class A ordinary shares and deposited with the custodian.

The BDR Depositary is not required to make available to any BDR holder any distribution that it determines is unlawful or impractical. We have no obligation to register BDRs, Class A ordinary shares, rights or other securities under Brazilian law. We also have no obligation to take any other action to permit the distribution of BDRs, Class A ordinary shares, rights or other securities to BDR holders. This means that you may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Pre-Emptive Rights

If we offer holders of our Class A ordinary shares any rights to subscribe for additional shares or any other rights, the same rights will be offered to BDR holders through the BDR Depositary, which will exercise these rights directly or indirectly, in the name of the BDR holders that have instructed the BDR Depositary to do so. The BDR holder is free to exercise or negotiate such rights, subject to applicable law.

Changes Affecting Deposited Class A Ordinary Shares

If we do any of the following:	Then the following will apply:

Effect a split of Class A ordinary shares.	Each BDR will automatically reflect its equal value of the new deposited Class A ordinary shares.

Effect a reverse split of Class A ordinary shares.	The BDR Depositary will effect an immediate cancellation of the BDRs required to reflect the new amount of our Class A ordinary shares deposited with the custodian.

Recapitalize, amalgamate, reorganize, merge, consolidate, sell all or substantially all of our assets or take any similar action.	The BDR Depositary will effect an immediate cancellation of the BDRs required to reflect the new amount of our Class A ordinary shares deposited with the custodian.

Voting Rights of BDRs

A BDR holder has the right to instruct the BDR Depositary to vote the amount of our Class A ordinary shares represented by such BDRs. See “Description of Share Capital.” However, a BDR holder may not know about a meeting sufficiently in advance to instruct the BDR Depositary to exercise its voting rights with respect to our Class A ordinary shares held by the custodian. After receiving such call notice, the BDR Depositary shall, within a short period of time, send a communication to the holders of BDRs, at the addresses they maintain with the BDR Depositary and/or registered with B3 and the respective brokers or custody agents, which shall contain (a) the information contained in the notice received by the BDR Depositary, and (b) a statement that the holders of BDRs shall be entitled to send their voting instruction to the BDR Depositary until 5 (five) business days before the date of the meetings, by filling out a voting instruction according to the model to be forwarded together with the communication mentioned above. The voting instruction may be delivered via facsimile, mail or in person, at an address to be indicated by the BDR Depositary in the respective notice, within the period mentioned above.

The BDR Depositary, upon receiving such instructions in due time, will tabulate and forward the information to the custodian. The custodian, upon receipt of the information, will vote or appoint a proxy to vote at the shareholders meeting, in accordance with the voting instructions received from the BDR Depositary.

For instructions to be valid, the BDR Depositary must receive them on or before the date specified in the notice to you. The BDR Depositary will, to the extent practical and subject to Cayman Islands law and the provisions of our Memorandum and Articles of Association, vote the underlying Class A ordinary shares or other deposited securities as you instruct. If the BDR Depositary does not receive voting instructions from all BDR holders by the stipulated date, the BDR Depositary will exercise the voting right considering only the instructions received by BDR holders that have manifested themselves within the stipulated period.

The BDR Depositary will use its best efforts to vote or attempt to vote our Class A ordinary shares held by the custodian only if you have sent voting instructions and your instructions have been timely received. If we timely request the BDR Depositary to solicit your voting instructions but the BDR Depositary does not receive voting instructions from you by the specified date, it will not exercise the voting rights related to the Class A ordinary shares that it holds on your behalf.

We cannot ensure that you will receive voting materials in time to allow you to timely deliver your voting instructions to the BDR Depositary. In addition, the BDR Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to vote and you may not have any recourse if your Class A ordinary shares are not voted as you requested. In addition, your ability to bring an action against us may be limited.

The voting rights of BDR holders will be different from the voting rights of holders of our Class A ordinary shares, as BDRs will be composed of fractions of shares. Thus, the voting right associated with a BDR will be proportional to the fraction of shares underlying each BDR.

Cancellation of Registration Before the CVM

We may cancel registration with the CVM for the trading of BDRs on the B3. If we elect to do so, we must immediately inform the BDR Depositary of this request and follow the procedures to discontinue the BDR program as set forth in the Issuer’s Manual of the B3.

Depositary Fees

The BDR Depositary has advised that holders of BDRs will be subject to the following fees: (a) for issuance or cancellation of BDRs, a fee of R$0.10 per BDR issued or cancelled will be paid to the BDR Depositary, (b) in respect of any dividend declared and paid by us, no fees will be paid to the BDR Depositary, (c) in respect of other cash distribution made by us, no fees will be paid to the BDR Depositary, and (d) in respect of a transfer of ownership of BDRs out of the stock exchange (by over-the-counter transfer process, causa mortis, court permit, donation and others), a fixed fee of R$50.00 will be paid to the BDR Depositary. The BDR Depositary has further advised us that the foregoing fees relating to issuance or cancellation of BDRs will be payable by the investor through a brokerage house, and that the dividends and distributions will be discounted by the amount of the fee at the time that such dividend or distribution is paid.

Reports and Other Communications

The BDR Depositary will make available to you for inspection any reports and communications from us or made available by us at its principal executive office. The BDR Depositary will also, upon our written request, send to registered holders of BDRs copies of such reports and communications furnished by us under the deposit agreement.

Any such reports or communications furnished by us to the BDR Depositary will be furnished in Portuguese when so required under any Brazilian legislation.

Amendment and Termination of the Deposit Agreement

Pursuant to Brazilian law, we may agree with the BDR Depositary to amend the deposit agreement and the rights granted by the BDRs for any reason and without a BDR holder’s consent. If such an amendment prejudices an important right of BDR holders, it will become effective only after 30 days from the time that the BDR Depositary notifies the BDR holder in writing of such amendment. At the time an amendment becomes effective, the BDR holder is considered, by continuing to hold its BDRs, to agree to the amendment and to be bound by the new terms of the deposit agreement and the rights granted by the BDRs.

The Deposit Agreement is signed for an indefinite period, and it is certain that, until the 18th month counted from the date of its respective signature, the Deposit Agreement cannot be terminated by any of the parties. After this minimum term has elapsed, the contract signed with the BDR Depositary will be valid for an indefinite period, and can be terminated at any time, by either party, without right to compensation or indemnity, upon notification from the interested party to the other party, with at least 180 days in advance, counted from the receipt of the communication by the other party.

Liability of Owner for Taxes

You will be responsible for any taxes or other governmental charges payable on your BDRs or on our Class A ordinary shares deposited with the custodian. See “Taxation—Brazilian Tax Considerations.”

Limitations on Obligations and Liability to Holders of BDRs

The deposit agreement expressly limits our obligations and the obligations of the BDR Depositary, as well as our liability and the liability of the BDR Depositary. We and the BDR Depositary:

•	are obligated only to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or by circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

Neither we nor the BDR Depositary will be liable for any failure to carry out any instructions to vote any of our Class A ordinary shares deposited with the custodian, or for the manner any vote is cast or the effect of any such vote, provided that any action or non-action is in good faith. The BDR Depositary has no obligation to become involved in a lawsuit or other proceeding related to the BDRs or the deposit agreement on your behalf or on behalf of any other person.

In the deposit agreement, we and the BDR Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Services

Before the BDR Depositary delivers or registers transfers of BDRs, makes a distribution on BDRs or permits withdrawal of our Class A ordinary shares, the BDR Depositary may require:

•

payment of share transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Class A ordinary shares or other deposited securities;

•	production of satisfactory proof of citizenship or residence, exchange control approval or other information it deems necessary or proper; and

•	compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents.

The BDR Depositary may refuse to deliver, transfer or register transfers of BDRs generally when the books of the BDR Depositary are closed or at any time if the BDR Depositary believes it advisable to do so.

General

We agree to: (a) fulfill all obligations imposed by CVM Instruction No. 332/00, CVM Instruction No. 480/09 and other applicable regulations; (b) disclose, in Brazil, any information required by the CVM regulation applicable to non-Brazilian issuers; and (c) cooperate with the BDR Depositary to simultaneously disclose, in Brazil, information we provide in our country of organization and in the jurisdictions in which our securities are traded.

Except as otherwise provided in the applicable rules and regulations, including the rules and regulations of the CVM regarding registration of a BDR program (see “Regulatory Overview—Brazil—Registration of BDRs with the CVM”), neither we nor the BDR Depositary will have any liability or responsibility whatsoever or otherwise for any action or failure to act by any owner or holder of BDRs relating to the owner’s or holder’s obligations under any applicable Brazilian law or regulation relating to foreign investment in Brazil in respect of a withdrawal or sale of Class A ordinary shares deposited with the custodian, including, without limitation, (i) any failure to comply with a requirement to register the investment pursuant to the terms of any applicable Brazilian law or regulation prior to such withdrawal, or (ii) any failure to report foreign exchange transactions to the Central Bank of Brazil, as the case may be. Each owner or holder of BDRs will be responsible for the report of any false information relating to foreign exchange transactions to the BDR Depositary, the CVM or the Central Bank of Brazil in connection with deposits or withdrawals of Class A ordinary shares deposited with the custodian.

Service Requests to the BDR Depositary

Any request for services provided for in the deposit agreement to be performed by the BDR Depositary may be made to any of the BDR Depositary’s branches, or by telephone at +55 11-3684-4522.

Class A Ordinary Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our Class A ordinary shares or BDRs, and we cannot predict the effect, if any, that market sales of our Class A ordinary shares, including in the form of BDRs, or the availability of our Class A ordinary shares for sale will have on the market price of our Class A ordinary shares or BDRs prevailing from time to time. Future sales of our Class A ordinary shares in the public market, including in the form of BDRs, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our Class A ordinary shares, including in the form of BDRs, will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A ordinary shares, including in the form of BDRs, in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, we will have a total of 3,450,222,235 Class A ordinary shares outstanding, including in the form of BDRs. Of these outstanding shares, all 289,150,555 Class A ordinary shares sold in this offering, including in the form of BDRs, will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding Class A ordinary shares will be, and shares underlying outstanding RSUs and shares subject to share options will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. As a result of the lock-up and market standoff agreements described below and the provisions of our RRA (as defined below) described in “Description of Share Capital—Registration Rights,” and subject to the provisions of Rule 144 or Rule 701, our Class A ordinary shares will be available for sale in the public market as follows, which figures are based on the number of the shares outstanding as of October 31, 2021:

Release	Earliest Date Available for Sale in the Public Market	Number of Class A ordinary shares

Date of this Prospectus	Beginning on the date of this prospectus.	All 289,150,555 Class A ordinary shares sold in this offering, including in the form of BDRs.

First Release	Five-trading day period beginning on the commencement of trading on the third day on which our Class A ordinary shares are traded on the NYSE (the “First Release Window”); provided that the last reported closing price of our Class A ordinary shares on the NYSE for each trading day beginning on the first trading day on which our Class A ordinary shares are traded on the NYSE and ending on the trading day immediately prior to the first day of the First Release Window is at least 15% greater than the initial public offering price per share set forth on the cover page of the this prospectus.	Up to an additional Class A ordinary shares, including in the form of BDRs. Includes certain securities held by Employee Shareholders (as defined in “—Lock-Up and Market Standoff Agreements”). Excludes securities held by founders, directors and officers, former employees and non-employee investors.

Second Release	Nine-trading day period beginning on the commencement of trading on the second trading day following our public release of earning for the year ended December 31, 2021 (the “Second Release Window”); provided that each of (a) the average of the last reported closing price of our Class A ordinary shares on the NYSE for the 10-trading day period ending on and including the date on which we publicly release our earnings for	Up to an additional Class A ordinary shares, including in the form of BDRs. Includes certain securities held by the Non-Founder/Non-D&O Shareholders (as defined in “—Lock-Up and Market Standoff Agreements”). Excludes securities held by founders, directors and officers, Does not give effect to up to the Class A ordinary shares available for sale during the First Release Window

Release	Earliest Date Available for Sale in the Public Market	Number of Class A ordinary shares
	the year ended December 31, 2021 and (b) the closing price of our Class A ordinary shares on the first full trading day immediately following the date of the 2021 year-end earnings release, is at least 25% greater than the initial public offering price per share set forth on the cover of this prospectus.	that may be sold during this Second Release Window if not sold during the First Release Window.

Final Release	The later of (i) the opening of trading on the second trading day immediately following our public release of earnings for the quarter ending March 31, 2022 and (ii) the 181st day after the date of this prospectus.	All remaining shares held by our shareholders not previously eligible for sale, subject to volume limitations applicable to “affiliates” as described below under “—Rule 144.”

Lock-Up and Market Standoff Agreements

We will agree that we will not (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to any of our ordinary shares, including in the form of BDRs, or securities convertible into or exchangeable or exercisable for any ordinary shares, including in the form of BDRs, or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any ordinary shares, including in the form of BDRs, or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of ordinary shares, BDRs or such other securities, in cash or otherwise), or (3) publicly disclose the intention to take any of the actions restricted by clause (1) or (2) above, in each case without the prior written consent of Morgan Stanley & Co. LLC during the period ending on the earlier of (x) the date of our public release of earnings for the quarter ending March 31, 2022 and (y) the 181st day after the date of this prospectus, other than our Class A ordinary shares, including in the form of BDRs, to be sold hereunder and certain other exceptions described in “Underwriting.”

Our directors, our executive officers, and holders of approximately     % of our share capital and securities convertible into our shares have entered or will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions described in “Underwriting,” during the period ending on the later of (x) the opening of trading on the second trading day immediately following our public release of earnings for the quarter ending March 31, 2022 and (y) the 181st day after the date of this prospectus (such period, the “restricted period”), may not, without the prior written consent of us and Morgan Stanley & Co. LLC:

(i)

offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, including in the form of BDRs, or any securities convertible into or exercisable or exchangeable for ordinary shares, including in the form of BDRs (including, without limitation, ordinary shares, BDRs or such other securities which may be deemed to be beneficially owned by such directors, executive officers, and shareholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a share option or warrant);

(ii)

enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of ordinary shares, BDRs or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Class A ordinary shares, BDRs or such other securities, in cash or otherwise;

(iii)	make any demand for, or exercise any right with respect to, the registration of any ordinary shares, BDRs or such other securities; or

(iv)	publicly disclose the intention to take any of the actions restricted by clause (i) or (ii) above.

In addition holders of approximately     % of our share capital and securities convertible into or exchangeable for our shares have entered into market standoff agreements with us under which they have agreed that, subject to certain exceptions, during the restricted period, they will not, without the prior written consent of Morgan Stanley & Co. LLC, dispose of, or enter into any swap with respect to, any ordinary shares or any securities convertible into or exchangeable for ordinary shares, including in the form of BDRs.

Notwithstanding the foregoing,

(A)

up to 15% of our outstanding Class A ordinary shares, BDRs and other securities directly or indirectly convertible into or exchangeable or exercisable for our Class A ordinary shares or BDRs held by our current employees (but excluding former employees, current executive officers and directors, our founders, and any other existing non-employee investors) (the “Employee Shareholders”) may be sold during the First Release Window; provided that the last reported closing price of our Class A ordinary shares on the NYSE for each trading day beginning on the first trading day on which our Class A ordinary shares are traded on the NYSE and ending on the trading day immediately prior to the first day of the First Release Window is at least 15% greater than the initial public offering price per share set forth on the cover page of the this prospectus; and

(B)

up to 25% of our outstanding Class A ordinary shares, BDRs and other securities directly or indirectly convertible into or exchangeable or exercisable for our Class A ordinary shares or BDRs held by the Employee Shareholders, any former employees and any other existing investors (but excluding current executive officers and directors and our founders) (the “Non-Founder/D&O Shareholders”), plus any First Release Window-eligible shares not sold during the First Release Window, may be sold during the Second Release Window; provided that each of (a) the average of the last reported closing price of our Class A ordinary shares on the NYSE for the 10-trading day period ending on and including the date on which we publicly release our earnings for the year ended December 31, 2021 and (2) the closing price of our Class A ordinary shares on the first full trading day immediately following the date of such earnings release is at least 25% greater than the initial public offering price per share set forth on the cover page of this prospectus.

The term “founders” means David Vélez Osorno, Cristina Helena Zingaretti Junqueira and Adam Edward Wible. Upon the expiration of the restricted period, substantially all of the securities subject to such transfer restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 144

In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the Class A ordinary shares proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling our Class A ordinary shares on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three months, a number of our Class A ordinary shares that does not exceed the greater of:

•	1% of the number of shares then outstanding, which will equal 46,004,673 ordinary shares immediately after the completion of this offering; or

•	the average weekly trading volume of our Class A ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales of our Class A ordinary shares made in reliance upon Rule 144 by our affiliates or persons selling our Class A ordinary shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a shareholder who purchased shares of the company pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

In connection with this offering, we intend to amend and restate our IRA, which, as amended, we refer to as our RRA. Pursuant to the RRA, after the completion of this offering (and based on the number of our shares outstanding as of September 30, 2021), the holders of up to 4,122,940,042 of our Class A ordinary shares, or certain transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See “Description of Share Capital—Registration Rights” for a description of these registration rights. If the offer and sale of these Class A ordinary shares are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the effectiveness of the registration statement of which this prospectus forms a part to register our Class A ordinary shares subject to RSUs and options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and the Class A ordinary shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See “Executive Compensation—Employee Benefit and Share Plans” for a description of our equity compensation plans.

Taxation

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A ordinary shares. It does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Class A ordinary shares, is not applicable to all categories of investors, some of which may be subject to special rules, and does not address all of the Cayman Islands and U.S. federal income tax considerations applicable to any particular holder. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and upon the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective purchasers of our Class A ordinary shares should consult their own tax advisors about the particular Cayman Islands and U.S. federal, state, local and other tax consequences to them of the acquisition, ownership and disposition of our Class A ordinary shares.

Cayman Islands Tax Considerations

The Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of Class A ordinary shares. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

As a Cayman Islands exempted company with limited liability, we are entitled, upon application, to receive an undertaking as to tax concessions pursuant to Section 6 of the Tax Concessions Act (as revised). On September 9, 2019, we received this undertaking which provides that, for a period of 20 years from the date of issue of the undertaking, no law thereafter enacted in the Cayman Islands imposing any taxes to be levied on profits, income, gains or appreciation will apply to us or our operations.

Payments of dividends and capital in respect of our Class A ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required under Cayman Islands law on the payment of a dividend or capital to any holder of our Class A ordinary shares, nor will gains derived from the disposal of our Class A ordinary shares be subject to Cayman Islands income or corporation tax.

There is no income tax treaty or convention currently in effect between the United States and the Cayman Islands.

U.S. Federal Income Tax Considerations

In the opinion of Davis Polk & Wardwell LLP, our U.S. tax counsel, the following is a description of the material U.S. federal income tax considerations to U.S. Holders (as defined below) of owning and disposing of Class A ordinary shares or BDRs, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire our Class A ordinary shares or BDRs. This discussion applies only to a U.S. Holder that acquires Class A ordinary shares or BDRs in this offering and holds those Class A ordinary shares or BDRs as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax considerations that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax considerations, the potential application of the provisions of the Internal Revenue Code of 1986, as amended, the “Code,” known as the Medicare contribution tax and tax considerations applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	real estate investment trusts or regulated investment companies;

•	dealers or traders in securities that use a mark-to-market method of tax accounting;

•

persons holding Class A ordinary shares or BDRs as part of a straddle, wash sale, hedging transaction, conversion transaction or other integrated transaction or entering into a constructive sale with respect to Class A ordinary shares or BDRs;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	persons that are subject to the “applicable financial statement” rules under Section 451(b) of the Code;

•	tax-exempt entities, including an “individual retirement account,” or Roth IRA;

•	persons holding Class A ordinary shares or BDRs that own or are deemed to own ten percent or more of our shares (by vote or value);

•	persons owning Class A ordinary shares or BDRs in connection with a trade or business conducted outside of the United States; or

•	entities or arrangements classified as partnerships for U.S. federal income tax purposes.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our Class A ordinary shares or BDRs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Class A ordinary shares or BDRs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax considerations of owning and disposing of the Class A ordinary shares or BDRs.

This discussion is based on the Code, administrative pronouncements, judicial decisions, and final, temporary and proposed U.S. Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect.

A “U.S. Holder” is a beneficial owner of Class A ordinary shares or BDRs that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder that owns BDRs will be treated as the owner of the underlying Class A ordinary shares represented by those BDRs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges BDRs for the underlying Class A ordinary shares represented by those BDRs.

U.S. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of our Class A ordinary shares or BDRs in their particular circumstances.

Except where otherwise indicated, this discussion assumes that we are not, and will not become, a passive foreign investment company, or “PFIC,” as described below.

Taxation of Distributions

Any distributions paid on our Class A ordinary shares or BDRs, other than certain pro rata distributions of our Class A ordinary shares or BDRs, will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations and the “Passive Foreign Investment Company” Rules discussed below, dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders are taxable at rates applicable to long-term capital gains. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States. The NYSE, on which the Class A ordinary shares are expected to be listed, is an established securities market in the United States, and we anticipate that our Class A ordinary shares should qualify as readily tradable, although there can be no assurances in this regard. Because the BDRs are not listed on a United States stock exchange, it is not entirely clear whether distributions on BDRs will be treated as “qualified dividend income” and therefore taxable to certain non-corporate U.S. holders at favorable rates applicable to long-term capital gains. Accordingly, non-corporate U.S. holders should consult their own tax advisors regarding the taxation of dividends paid on our BDRs.

U.S. Holders should consult their tax advisers regarding the availability of the reduced tax rate on dividends in their particular circumstances. The amount of any dividend will generally be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s or, in the case of BDRs, the depositary’s receipt of the dividend.

Sale or Other Disposition of Class A Ordinary Shares or BDRs

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” for U.S. federal income tax purposes, gain or loss realized on the sale or other disposition of Class A ordinary shares or BDRs will be capital gain or loss, and will be long-term capital gain or loss if a U.S. Holder has held the Class A ordinary shares or BDRs for more than one year. Long-term capital gains of individuals and other non-corporate U.S. Holders are eligible for reduced rates of taxation. The amount of the gain or loss will equal the difference between a U.S. Holder’s tax basis in the Class A ordinary shares or BDRs disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

Under the Code, we will be a PFIC for any taxable year in which, after applying certain look-through rules, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, “passive income.” We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation where we own, directly or indirectly, more than 25% (by value) of the corporation’s stock. Passive income generally includes dividends, interest, rents, certain non-active royalties, and capital gains. Cash is generally a passive asset for these purposes.

The application of the PFIC rules to banks is unclear under present U.S. federal income tax law. Banks generally derive a substantial part of their income from assets that are interest bearing or that otherwise could be considered passive under the PFIC rules. The IRS recently issued the 2021 Proposed Regulations, and previously issued a notice in 1989 (Notice 89-81, or the “Notice”) and the 1995 Proposed Regulations, that exclude from passive income any income derived in the active conduct of a banking business by a qualifying foreign bank, the “active bank exception.” The 2021 Proposed Regulations are proposed to be effective for taxable years of shareholders beginning on or after January 14, 2021, while the 1995 Proposed Regulations are proposed to be effective for taxable years beginning after December 31, 1994 and provide that taxpayers may apply the 1995 Proposed Regulations to a taxable year beginning after December 31, 1986, provided the 1995 Proposed Regulations are consistently applied to that taxable year and all subsequent taxable years.

The 2021 Proposed Regulations, the Notice, and the 1995 Proposed Regulations each have different requirements for qualifying as a foreign bank, and for determining the banking income that may be excluded from passive income under the active bank exception, but the preamble to the 2021 Proposed Regulations authorizes taxpayers to rely upon the Notice or the 1995 Proposed Regulations to determine whether income of a foreign bank may be treated as non-passive. Under both the 2021 Proposed Regulations and the 1995 Proposed Regulations, a qualifying foreign bank must be licensed in the country of its incorporation to do business as a bank and must also carry on one or more specified activities, including regularly receiving bank deposits from unrelated customers in the course of its banking business. While the 2021 Proposed Regulations are silent on this matter, under both the Notice and 1995 Proposed Regulations, loans made in the ordinary course of a banking business are not treated as passive assets.

Based on the 1995 Proposed Regulations, including those which are proposed to be effective for taxable years beginning after December 31, 1994 and our current operations, income, assets and certain estimates and projections (such as the relative values of our assets, including goodwill, which is based on the expected price of our Class A ordinary shares and BDRs in this offering), we do not expect to be a PFIC for our 2021 taxable year. However, there can be no assurance that the IRS will agree with our conclusion. Among other reasons, whether we will be a PFIC in 2021 or any future taxable year is uncertain because: (i) the 1995 Proposed Regulations may not be finalized in their current form, (ii) PFIC status is determined on an annual basis at the end of each taxable year, (iii) we will hold a substantial amount of cash following this offering, which is categorized as a passive asset and (iv) the composition of our income and assets and the market value of our assets (which may be determined, in part, by reference to the market price of our Class A ordinary shares and BDRs, which could be volatile) may vary from time to time. The application of the 2021 Proposed Regulations is not entirely clear and, if we can no longer rely on the 1995 Proposed Regulations, and the 2021 Proposed Regulations are adopted in their current form, there can be no assurances that we will not be considered a PFIC for any taxable year. If we are a PFIC for any year during which a U.S. Holder holds Class A ordinary shares or BDRs, we would generally continue to be treated as a PFIC with respect to such holder for all succeeding years during which such holder holds Class A ordinary shares or BDRs, even if we ceased to meet the threshold requirements for PFIC status.

If we were a PFIC for any taxable year and any of our subsidiaries or other companies in which we owned or were treated as owning equity interests were also a PFIC (any such entity, a “Lower-tier PFIC”), a U.S. Holder would be deemed to own a proportionate amount (by value) of the shares of each Lower-tier PFIC and would be subject to U.S. federal income tax according to the rules described in the subsequent paragraph on (i) certain distributions to us by a Lower-tier PFIC and (ii) our disposition of shares of Lower-tier PFICs, in each case as if such holder held such shares directly, even though such holder may not have received the proceeds of those distributions or dispositions.

If we were a PFIC for any taxable year during which a U.S. Holder held Class A ordinary shares or BDRs, absent making certain elections (as described below), such holder would generally be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of the Class A ordinary shares or BDRs by such U.S. Holder would be allocated ratably over such U.S. Holder’s holding period for the Class A ordinary shares or BDRs. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as applicable, and an interest charge would be imposed on the resulting tax liability. Further, to the extent any distribution in respect of our Class A ordinary shares or BDRs exceeded 125% of the average of the annual distributions on Class A ordinary shares or BDRs received by the U.S. Holder during the preceding three years or its holding period, whichever was shorter, that distribution would be subject to taxation in the same manner as gain, described immediately above.

Alternatively, if we were a PFIC and if the Class A ordinary shares or BDRs were “regularly traded” on a “qualified exchange,” a U.S. Holder would be eligible to make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. The Class A ordinary shares and BDRs would be treated as “regularly traded” for the year of this offering if more than a de minimis quantity of the Class A ordinary shares or BDRs, as applicable, were traded on a qualified exchange on at least 1/6 of the days remaining in the quarter in which this offering occurs, and for years other than this on at least 15 days during each remaining calendar quarter. The NYSE, on which the Class A ordinary shares are expected to be listed, is a qualified exchange for this purpose. A non-U.S. exchange is a “qualified exchange” if it is regulated by a governmental authority in the jurisdiction in which the exchange is located and with respect to which certain other requirements are met. The Internal Revenue Service has not identified specific non-U.S. exchanges that are “qualified” for this purpose. Although we expect that the B3, on which our BDRs are expected to be listed, would constitute a qualified exchange, there can be no assurance in this regard or as to whether the mark-to-market election would otherwise be available with respect to the BDRs. Once made, the election cannot be revoked without the consent of the IRS unless the Class A ordinary shares or BDRs, if applicable, cease to be marketable.

If a U.S. Holder makes the mark-to-market election (assuming such election is available with respect to the BDRs), such holder will generally recognize as ordinary income any excess of the fair market value of such holder’s Class A ordinary shares or BDRs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the Class A ordinary shares or BDRs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. Holder makes the election, such holder’s tax basis in their Class A ordinary shares or BDRs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of Class A ordinary shares or BDRs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). This election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any Lower-tier PFICs notwithstanding a mark-to-market election for the Class A ordinary shares or BDRs.

We do not intend to prepare or provide the information necessary for a U.S. Holder to make a qualified electing fund election.

In addition, if we were a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rates applicable to long-term capital gains discussed above with respect to dividends paid to non-corporate U.S. Holders would not apply.

If a U.S. Holder owns Class A ordinary shares or BDRs during any year in which we are a PFIC, such holder must generally file annual reports containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form) with respect to us, generally with such holder’s federal income tax return for that year. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of the U.S. Holder’s taxable years for which such form is required to be filed. As a result, the taxable years with respect to which the U.S. Holder fails to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

U.S. Holders should consult their tax advisers regarding the potential application of the PFIC rules, including whether the elections discussed above would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that the U.S. Holder is not subject to backup withholding.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to the U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s our U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

Information with Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals (and certain entities) may be required to report information on their U.S. federal income tax returns relating to an interest in our Class A ordinary shares or BDRs, subject to certain exceptions (including an exception for Class A ordinary shares or BDRs held in accounts maintained by certain U.S. financial institutions). U.S. Holders should consult their tax advisers regarding the effect, if any, of this requirement on their ownership and disposition of the Class A ordinary shares or BDRs.

Brazilian Tax Considerations

The following summary contains a description of certain Brazilian tax considerations relating to the acquisition, ownership and disposition of BDRs and our shares by an investor that is not domiciled or resident in Brazil for Brazilian tax purposes, each a Non-Resident Holder.

The following is a general discussion and, therefore, it does not specifically address all of the tax considerations that may be relevant to a Non-Resident Holder’s decision to acquire BDRs and our shares and it is not applicable to all categories of Non-Resident Holders, some of which may be subject to special tax rules not specifically addressed herein. This summary also does not address any tax consequences under the tax laws of any state or municipality of Brazil. The present description is based upon the tax laws of Brazil, in effect as of the date of this offering memorandum, which are subject to change, possibly with retroactive effect and to differing interpretations. Any change in the applicable Brazilian laws and regulations may impact the consequences described below.

The tax consequences described below do not take into account tax treaties entered into by Brazil and other countries. Prospective purchasers of BDRs and our shares are advised to consult their own tax advisors with respect to an investment in BDRs and our shares in light of their particular circumstances.

Low or Nil Tax Jurisdictions

According to Law No 9,430, dated December 27, 1996, as amended, a Low or Nil Tax Jurisdiction is a country or location that (i) does not impose taxation on income, (ii) imposes income tax at a rate lower than 20%, or (iii) imposes restrictions on the disclosure of shareholding composition or investment ownership.

Additionally, on June 24, 2008, Law No. 11,727 introduced the concept of a “privileged tax regime,” in connection with transactions subject to Brazilian transfer pricing rules and also applicable to thin capitalization/cross border interest deductibility rules, which is broader than the concept of a Low or Nil Tax Jurisdiction. Pursuant to Law 11,727, a jurisdiction will be considered a Privileged Tax Regime if it (i) does not tax income or taxes it at a maximum rate lower than 20% or 17.0% provided that the requirements set forth in Normative Ruling No. 1,530 dated December 19, 2014 and Ordinance No. 488 are met; (ii) grants tax benefits to non-resident entities or individuals (a) without the requirement that they carry out substantial economic activity in the country or dependency or (b) contingent on the non-exercise of substantial economic activity in the country or dependency; (iii) does not tax or that taxes income generated abroad at a maximum rate lower than 20% or 17.0% provided that the requirements set forth in Normative Ruling No. 1,530 and Ordinance No. 488 are met; or (iv) does not provide access to information related to shareholding composition, ownership of assets and rights or economic transactions carried out.

On November 28, 2014, the Brazilian tax authorities issued Ordinance No. 488, which decreased these minimum thresholds from 20% to 17% for specific cases. Under Ordinance No. 488, the 17% threshold applies only to countries and regimes aligned with international standards of fiscal transparency, in accordance with rules to be established by the Brazilian tax authorities. The Ordinance No. 488 has lowered the threshold rate, Normative Ruling No. 1,037, which identifies the countries considered to be Low or Nil Tax Jurisdictions and the locations considered as Privileged Tax Regimes, has not been amended to reflect the 17% threshold.

In addition, on June 4, 2010, the Brazilian Tax Authorities enacted Normative Ruling No. 1,037, as amended, listing (i) the countries and jurisdictions considered as Low or Nil Tax Jurisdictions and (ii) the locations considered Privileged Tax Regimes. Normative Ruling No. 1,037 has not been amended thus far to reflect the threshold changes previously mentioned.

Although, we believe that the best interpretation of Law No. 11,727/08 to be that the new concept of “privileged tax regime” would be applicable solely for purposes of transfer pricing and thin capitalization rules. However, we are unable to ascertain whether or not the privileged tax regime concept will be extended to the concept of Low or Nil Tax Jurisdiction, though the Brazilian tax authorities appear to agree with our position, in view of the provisions introduced by Normative Ruling No. 1,037, dated as of June 4, 2010, as amended, which presents two different lists (Low or Nil Tax Jurisdictions—taking into account the non-transparency rules—and privileged tax regimes).

Notwithstanding the above, we recommend that you consult your own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Ruling No. 1,037 and of any related Brazilian tax law or regulation concerning Low or Nil Tax Jurisdictions or “privileged tax regimes.”

Income Tax

Dividends

Dividends arising from BDRs and our shares and paid by us should not be subject to taxation in Brazil when paid in favor of a Non-Resident Holder.

There is an ongoing public political discussion in Brazil in relation to reform in its tax system regarding income tax that may have implications to the levy of Brazilian withholding or other tax on the payment of dividends. The implementation of such tax reform, however, will require modifications in law through a bill of law voted by the Brazilian National Congress. Nevertheless, we are aware that there are certain bills of law that seek to revoke the income tax exemption on dividends – these bills of law are still pending analysis and approval from specific committees of the National Congress before being put to vote. Thus, there can be no assurance that the current tax exemption on dividends distributed by Brazilian companies will continue in the future. At any case, any potential taxation being imposed upon dividends would become effective only in the year following the enactment of the relevant law.

Interest on Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as ourselves, to make distributions to shareholders of interest on shareholders’ equity as an alternative to carrying out dividends distributions and to treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax and social contribution on net profits provided that the limits described below are observed.

For tax purposes, this interest is limited to the daily pro rata variation of the Brazilian long-term interest rate, or “TJLP,” as determined by the Central Bank of Brazil from time to time, and the amount of the deduction may not exceed the greater of:

•

50% of net profits (after deduction of social contribution on net profits before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on net equity) for the period in respect to which the payment is made; or

•	50% of the sum of retained profits and profit reserves as of the year date of the beginning of the period in respect of which the payment is made.

Payments of interest on net equity to a Non-Resident Holder are subject to WHT at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a Low or Nil Tax Jurisdiction, as detailed below.

Payments of interest on equity to a Non-Resident Holder may be included, at their net value, as part of any minimum mandatory dividend. In accordance with the applicable law, to the extent payments of interest on shareholders’ equity are so included, the corporation is required to distribute to shareholders an amount sufficient to ensure that the net amount received by them, in respect to interest on shareholders’ equity, after payment of the applicable Brazilian WHT plus the amount of declared dividends is at least equal to the amount of the minimum mandatory dividend.

Distributions of interest on shareholders’ equity to Non-Resident Holders may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Central Bank of Brazil.

We cannot guarantee that the Brazilian federal government will not increase the WHT on interest on shareholders’ equity in the future or eliminate the interest on shareholders’ equity altogether.

Assurance cannot be given that our board of directors will not recommend that future distributions of income should be made by means of interest on equity instead of dividends.

Capital Gains

According to Law No. 10,833, dated December 29, 2003, or “Law No. 10,833/03,” gains realized on the sale or other disposition of assets located in Brazil are generally subject to income tax in Brazil, regardless of whether the sale or disposition is made by the Non-Resident Holder to a resident or person domiciled in Brazil or to another non-resident.

BDRs are assets registered in Brazil, and may fall within the definition of assets located in Brazil for purposes of Law No. 10,833/03, although there may be different interpretations of the matter. Given the lack of precedent on the matter and in light of the general and unclear scope of regulations dealing with the subject, we cannot predict which position will ultimately prevail in the courts of Brazil. Our shares should not be treated as assets located in Brazil and therefore, their disposal should not generate income tax in Brazil.

For purposes of Brazilian taxation, the income tax rules on gains related to disposition of assets located in Brazil, such as BDRs, vary depending on the domicile of the Non-Resident Holder, the form by which such Non-Resident Holder holds its investment and/or how the disposition is carried out, as described below.

As a general rule, capital gains realized on the disposition of assets located in Brazil are equal to the difference between the amount in reais realized on the sale or exchange of the assets and their acquisition cost, without any correction for inflation. In this sense, note that there is an ongoing discussion on whether the capital gains should be calculated in reais or in the foreign currency at which the investment was originally carried out

Capital gains realized by a Non-Resident Holder on a sale or disposition of BDRs carried out on the Brazilian stock exchange, which includes transactions carried out on the organized over-the-counter, or “OTC market,” are:

•

exempt from income tax when the Non-Resident Holder (1) has performed its investment in Brazil pursuant to the rules of CMN Resolution No. 4,373/14 of the Brazilian National Monetary Council, or a “4,373 Holder;” and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction;

•

subject to income tax at a rate of 15% in the case of gains realized by (A) a Non-Resident Holder that (1) is not a 4,373 Holder and (2) is not resident or domiciled in a Low or Nil Tax Jurisdiction; or (B) a Non-Resident Holder that (1) is a 4,373 Holder and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction; or

•	subject to income tax at a rate of up to 25% in the case of gains realized by a Non-Resident Holder that (1) is not a 4,373 Holder, and (2) is resident or domiciled in a Low or Nil Tax Jurisdiction.

As of January 1, 2017 capital gains arising on disposals of BDRs carried out outside a Brazilian stock exchange may be subject to progressive rates varying from 15% up to 22.5% (or 25% if the Non-Resident Holder is located in a Low or Nil Tax Jurisdiction). While such potential increase is not applicable to transactions carried out within the Brazilian stock exchange, there could be different interpretations on whether or not such rules would be applicable to a Non-Resident Holder in non-organized OTC market transactions.

Therefore, capital gains assessed on a sale or disposition of BDRs that is not carried out on the Brazilian stock exchange or the organized OTC market are, subject to the discussion in the prior paragraph, currently subject to: (1) income tax at a rate of 15% up to 22.5% when realized by any Non-Resident Holder that is not resident or domiciled in a Low or Nil Tax Jurisdiction; and (2) income tax at a rate of 25% when realized by a Non-Resident Holder resident or domiciled in a Low or Nil Tax Jurisdiction. If these gains are related to transactions conducted on the Brazilian non-organized OTC market with an intermediary, a withholding income tax of 0.005% on the sale value will also apply and can be used to offset the income tax due on the capital gain.

In the case of a redemption of shares by us, as well as on the withdrawal of BDRs in exchange for our shares, the positive difference between the amount received (or the market price of our shares received) by the Non-Resident Holder and the acquisition cost of the corresponding BDRs disposed will be treated as capital gain derived from a transaction of BDRs carried out outside a Brazilian stock exchange and is therefore subject to income tax at a rate of 15% or up to 25%, as described above.

Tax on Foreign Exchange Transactions, or “IOF/FX”

The conversion of reais into foreign currency and the conversion of foreign currency into reais may be subject to the IOF/FX. The rate of IOF/FX applicable to inflow and outflow transactions for the investment/divestment in BDRs is currently zero. The Brazilian government is permitted to increase the rate of the IOF/FX at any time, up to 25% of the amount of the foreign exchange transaction. However, any increase in rates may only apply to transactions carried out after the date of the increase in rate and not retroactively.

Tax on Transactions Involving Bonds and Securities, or “IOF/Bonds”

Brazilian law imposes a tax on transactions involving bonds and securities IOF/Bonds, including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds applicable to transactions involving us is currently zero. The Brazilian government is permitted to increase such rate at any time up to 1.5% per day, but only in respect of future transactions.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of BDRs by a Non-Resident Holder, except for gift and inheritance taxes levied by certain states of Brazil on gifts or bequests by non-resident individuals or entities to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of BDRs.

Underwriting

This global offering consists of an international offering of our Class A ordinary shares, in the United States and elsewhere outside of Brazil.

We are offering the shares of Class A ordinary shares described in this prospectus through a number of underwriters. Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC and Citigroup Global Markets Inc. are acting as representatives of the underwriters. We will enter into an underwriting agreement with the international underwriters. Subject to the terms and conditions of the underwriting agreement, we will agree to sell to the international underwriters and each international underwriter will severally agree to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A ordinary shares listed next to its name in the following table:

Name	Number of Shares

Morgan Stanley & Co. LLC

Goldman Sachs & Co. LLC

Citigroup Global Markets Inc.

Nu Invest Corretora de Valores S.A.

Allen & Company LLC

HSBC Securities (USA) Inc.

UBS Securities LLC

KeyBanc Capital Markets Inc.

Nomura Securities International, Inc.

Nau Securities Limited

Numis Securities Inc.

Sanford C. Bernstein & Co., LLC

Susquehanna Financial Group, LLLP

Total

NuInvest is not a broker-dealer registered with the SEC, and therefore may not make sales of any Class A ordinary shares in the United States or to U.S. persons, except in compliance with applicable U.S. laws and regulations. NuInvest is an affiliate of Nu. NuInvest will not act as a broker in Brazil and will not engage in any selling efforts in Brazil nor receive orders in connection with the offering of Class A ordinary shares except for the sale of BDRs in Brazil as mentioned below. The settlement of the sale of Class A ordinary shares will not occur in Brazil.

Nau Securities Limited is not a broker-dealer registered with the SEC; therefore, to the extent that it intends to effect any sales of any Class A ordinary shares in the United States or to U.S. persons, it will do so through Global Alliance Securities, LLC, a broker-dealer registered with the SEC, in compliance with applicable U.S. laws and regulations, and as permitted by FINRA regulations.

The international underwriters may offer and sell Class A ordinary shares through certain of their affiliates or other broker-dealers registered with the SEC or selling agents in compliance with applicable laws and regulations.

The international underwriters will be committed to purchase all the shares of Class A ordinary shares offered by us if they purchase any shares. The underwriting agreement will also provide that if an international underwriter defaults, the purchase commitments of non-defaulting international underwriters may also be increased or this offering may be terminated.

The international underwriters propose to offer the shares of Class A ordinary shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$             per share. After the initial offering of the shares to the public, the offering price and other selling terms may be changed by the international underwriters. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. Sales of shares made outside of the United States may be made by affiliates of the international underwriters.

We have entered into a Brazilian underwriting agreement with a syndicate of Brazilian underwriters providing for the concurrent offering in Brazil of Class A ordinary shares in the form of BDRs. Pursuant to the terms of the Brazilian underwriting agreement, dated             , 2021, between us, Nu Invest Corretora de Valores S.A., Banco Morgan Stanley S.A., Goldman Sachs do Brasil Banco Múltiplo S.A. Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A., Banco HSBC S.A., UBS Brasil Corretora de Cambio, Titulos e Valores Mobiliarios S.A. and Banco Safra S.A., we and the Brazilian underwriters, each of the Brazilian underwriters has agreed, severally and not jointly, to place the number of Class A ordinary shares, in the form of BDRs, set forth opposite their names below.

Name	Number of BDRs

Nu Invest Corretora de Valores S.A.

Banco Morgan Stanley S.A.

Goldman Sachs do Brasil Banco Múltiplo S.A.

Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A.

Banco HSBC S.A.

UBS Brasil Corretora de Cambio, Titulos e Valores Mobiliarios S.A.

Banco Safra S.A.

Total

The Brazilian underwriting agreement also provides that, if any of our BDRs are subscribed for but not purchased by investors, the Brazilian underwriters are obligated, severally and not jointly, to purchase them on a firm commitment basis on or about             , 2021, in proportion to their respective commitment as per the table above, subject to certain conditions and exceptions.

The closing of this international offering is not conditioned upon the closing of the concurrent Brazilian offering, but the closing of the concurrent Brazilian offering is conditioned upon the closing of this international offering, and there can be no assurance that the concurrent Brazilian offering will be completed on the terms described herein or at all.

The underwriters will have an option to buy up to 43,372,583 additional shares of Class A ordinary shares from the selling shareholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters will have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the tables above. If any additional shares of Class A ordinary shares are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of Class A ordinary shares less the amount paid by the underwriters to us per share of Class A ordinary shares. The underwriting fee is US$             per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Without over- allotment option exercise	With full over- allotment option exercise

Per Class A ordinary share	US$	US$

Total	US$	US$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees, and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately US$            .

The underwriters will agree to reimburse us for certain expenses incurred by us in connection with this offering upon closing of this offering.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We will agree that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our Class A ordinary shares, including in the form of BDRs, or securities convertible into or exchangeable or exercisable for any of our Class A ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of Class A ordinary shares, including in the form of BDRs, or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of Class A ordinary shares, including in the form of BDRs, or such other securities, in cash or otherwise), or (iii) publicly announce the intention to take any of the actions restricted by clauses (i) or (ii), in each case without the prior written consent of Morgan Stanley & Co. LLC for a period on the earlier of the 181st day after the date of this prospectus and the date of our public release of earnings for the quarter ended March 31, 2022, other than the Class A ordinary shares, including in the form of BDRs, to be sold in the global offering and certain other exceptions.

Our directors, our executive officers, and holders of approximately     % of our share capital and securities convertible into our shares have entered or will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions described in “Underwriting,” during the period ending on the later of (x) the opening of trading on the second trading day immediately following our public release of earnings for the quarter ending March 31, 2022 and (y) the 181st day after the date of this prospectus (such period, the “restricted period”), may not, without the prior written consent of us and Morgan Stanley & Co. LLC:

(i)

offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, including in the form of BDRs, or any securities convertible into or exercisable or exchangeable for ordinary shares, including in the form of BDRs (including, without limitation, ordinary shares, BDRs or such other securities which may be deemed to be beneficially owned by such directors, executive officers, and shareholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a share option or warrant);

(ii)

enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of ordinary shares, BDRs or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Class A ordinary shares, BDRs or such other securities, in cash or otherwise;

(iii)	make any demand for, or exercise any right with respect to, the registration of any ordinary shares, BDRs or such other securities; or

(iv)	publicly disclose the intention to take any of the actions restricted by clause (i) or (ii) above.

In addition holders of approximately     % of our share capital and securities convertible into or exchangeable for our shares have entered into market standoff agreements with us under which they have agreed that, subject to certain exceptions, during the restricted period, they will not, without the prior written consent of Morgan Stanley & Co. LLC, dispose of, or enter into any swap with respect to, any ordinary shares or any securities convertible into or exchangeable for ordinary shares, including in the form of BDRs. We have agreed to enforce such market standoff agreements, including through the issuance of stop transfer instructions with our transfer agent.

Notwithstanding the foregoing,

(A)

up to 15% of our outstanding Class A ordinary shares, BDRs and other securities directly or indirectly convertible into or exchangeable or exercisable for our Class A ordinary shares or BDRs held by our current employees (but excluding former employees, current executive officers and directors, our founders, and any other existing non-employee investors), or the “Employee Shareholders,” may be sold during the First Release Window; provided that the last reported closing price of our Class A ordinary shares on the NYSE for each trading day beginning on the first trading day on which our Class A ordinary shares are traded on the NYSE and ending on the trading day immediately prior to the first day of the First Release Window is at least 15% greater than the initial public offering price per share set forth on the cover page of the this prospectus; and

(B)

up to 25% of our outstanding Class A ordinary shares, BDRs and other securities directly or indirectly convertible into or exchangeable or exercisable for our Class A ordinary shares or BDRs held by the Employee Shareholders, any former employees and any other existing investors (but excluding current executive officers and directors and our founders), or the “Non-Founder/D&O Shareholders,” plus any First Release Window-eligible shares not sold during the First Release Window, may be sold during the Second Release Window; provided that each of (a) the average of the last reported closing price of our Class A ordinary shares on the NYSE for the 10-trading day period ending on and including the date on which we publicly release our earnings for the year ended December 31, 2021 and (2) the closing price of our Class A ordinary shares on the first full trading day immediately following the date of such earnings release is at least 25% greater than the initial public offering price per share set forth on the cover page of this prospectus.

The lock-up restrictions described above do not apply to us with respect to certain transactions (subject to certain limitations), including in connection with: (i) the Class A ordinary shares and BDRs to be sold hereunder and under the Brazilian Underwriting Agreement; (ii) the issuance by us of the Class A ordinary shares or BDRs pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise, conversion or settlement and in respect of tax withholding payments due upon the exercise of options or the vesting of equity-based awards) or the settlement of restricted share units or other equity awards (including net settlement and in respect of tax withholding payments), in each case outstanding on or prior to the date hereof and described in this prospectus; (iii) grants of options, share awards, restricted shares, restricted share units or other equity awards and the issuance of Class A ordinary shares or BDRs (whether upon the exercise of options or otherwise) to our employees, officers, directors, advisors or consultants pursuant to the terms of an equity compensation plan in effect as described in this prospectus; (iv) the establishment or amendment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Class A ordinary shares; (v) the issuance of Class A ordinary shares upon the conversion of Class B ordinary shares, (vi) the exchange or conversion (or other means by which shares of one class or series can become another class or series) of any class or series of our share capital for any other class or series of shares of our share capital as described and as contemplated in this prospectus, (vii) the issuance of our securities in connection with (A) our acquisition of the securities, business, technology, property or other assets of one or more persons or entities (including any assumption of employee benefit plans or equity incentive plans in connection with any such acquisition, and any issuance of securities pursuant to any such assumed plan), or (B) any joint ventures, commercial relationships and other strategic relationships; provided, that the aggregate number of securities that we may sell or issue or agree to sell or issue pursuant to this clause (vii) shall not exceed 10% of the total number of ordinary shares outstanding immediately following this offering; and (viii) the filing of any registration statement(s) on Form S-8 relating to the securities (or the shares underlying such securities) granted or to be granted pursuant to our equity incentive plans that are described in this prospectus and any assumed employee benefit plan or equity incentive plan contemplated by clause (vii).

The restrictions on our executive officers, directors and holders set forth above are subject to certain exceptions (subject to certain limitations), including with respect to: (i) transactions relating to Class A ordinary shares, BDRs or other securities acquired from the underwriters in the global offering or in open market transactions after the completion of this offering; (ii) transfers as a bona fide gift or gifts, as charitable contributions or for bona fide estate planning purposes; (iii) distributions of ordinary shares, BDRs or other securities to any immediate family member or to any trust, partnership, limited liability company or any other entity for the direct or indirect benefit of the undersigned or an immediate family member, or to a trustor or beneficiary of the trust (including such beneficiary’s estate); (iv) transfers to any beneficiary of or estate of a beneficiary pursuant to a trust, will, other testamentary document or intestate succession or applicable laws of descent in connection with a holder’s death, provided that any such transfer shall not involve a disposition for value; (v) in connection with the pledge, hypothecation or other granting of a security interest in ordinary shares, BDRs or other securities to one or more lending institutions as collateral or security for any loan, advance or extension of credit and any such lending institution may transfer (or cause the transfer of) such ordinary shares, BDRs or such other securities in connection with any foreclosure or enforcement thereunder only in the following circumstances: (A) if the holder is one of our or our affiliates’ directors, officers or other employees at the time of the loan, to the extent the proceeds of the applicable loan, advance or extension of credit are used for the payment of taxes; and (B) if the holder is Banco Regional S.A., Glassbridge Inc., any of their affiliates or a permitted transferee, to the extent the aggregate principal amounts of the applicable loans, advances, or extensions of credit for such holder does not exceed US$50 million; (vi) facilitating the establishment of a trading plan on behalf of a one of our shareholders, employees, officers or directors pursuant to Rule 10b5-1 under the Exchange Act; (vii) transfers to generate such amount of net proceeds from any such transfer in an aggregate amount up to the total amount of taxes or estimated taxes that become due as a result of the vesting and/or settlement of equity awards; (viii) transfers to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the holder, or to any investment fund or other entity controlled or managed by the holder or its affiliates or as part of a distribution, transfer or disposition to a holder’s stockholders, limited partners, general partners, limited liability company members or other equityholders or to the estate of any such persons provided, that any such transfer shall not involve a disposition for value; (ix) in connection with (A) the surrender by the holder to us of share options in connection with the exercise of such share options or restricted share units or other equity awards in connection with the vesting and settlement of such restricted share units or other equity awards granted under our equity incentive plans solely to the extent permitted by the instruments representing such options, and the receipt by the holder of ordinary shares or BDRs in connection with such exercise or settlement, or (B) the disposition or withholding of securities in connection with the exercise of share options, in each case on a “net” or “cashless” exercises, or the vesting and settlement of restricted share units or other rights to purchase ordinary shares or BDRs, for the payment of the exercise price, tax withholdings, or remittance payments due as a result of the exercise of any such share options or vesting or settlement of such restricted share units or other rights to purchase ordinary shares or BDRs (including pursuant to our sell to cover policy); (x) transfers to us in connection with the repurchase of ordinary shares or BDRs issued under our equity incentive plans upon termination of the holder’s employment or service with us; (xi) transfers by operation of law, such as pursuant to a qualified domestic order (including a divorce settlement, divorce decree or separation agreement) or order of a regulatory agency; (xii) in connection with the reclassification, repurchase, redemption, conversion or exchange of the our ordinary shares or outstanding preferred shares in connection with the consummation of the this offering; (xiii) in connection with the conversion of Class B ordinary shares into Class A ordinary shares; (xiv) after the date of the international offering, pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board and the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of at least 50% of our total voting power of the voting shares provided, if such transaction is not completed, the holder’s ordinary shares, BDRs and other securities shall remain subject to the terms of the lock-up agreement; and (xv) transfers to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under certain of the foregoing clauses.

We and Morgan Stanley & Co. LLC may release the securities subject to the lock-up agreements with the underwriters or the market standoff agreements with us described above in whole or in part at any time.

Record holders of our securities are typically the parties to the lock-up agreements with the underwriters and the market standoff agreements with us referred to above, while holders of beneficial interests in our shares who are not also record holders in respect of such shares are not typically subject to any such agreements or other similar restrictions. Accordingly, we believe that holders of beneficial interests who are not record holders and are not bound by market standoff or lock-up agreements could enter into transactions with respect to those beneficial interests that negatively impact our share price. In addition, an equityholder who is neither subject to a market standoff agreement with us nor a lock-up agreement with the underwriters may be able to sell, short sell, transfer, hedge, pledge, or otherwise dispose of or attempt to sell, short sell, transfer, hedge, pledge, or otherwise dispose of their equity interests at any time.

We will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We intend to apply to have our Class A ordinary shares approved for listing on the NYSE under the symbol “NU.” We intend to apply to register the offering of our BDRs with the CVM to list and trade our BDRs on the B3 under the symbol “NUBR33.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing, and selling shares of Class A ordinary shares in the open market for the purpose of preventing or retarding a decline in the market price of the Class A ordinary shares while this offering is in progress. These stabilizing transactions may include making short sales of the Class A ordinary shares, which involves the sale by the underwriters of a greater number of shares of Class A ordinary shares than they are required to purchase in this offering and purchasing shares of Class A ordinary shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A ordinary shares in the open market, that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

These activities may have the effect of raising or maintaining the market price of the Class A ordinary shares or preventing or retarding a decline in the market price of the Class A ordinary shares and, as a result, the price of the Class A ordinary shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. Certain of the underwriters or their respective affiliates were lenders under certain of our term loan facilities entered into by our Mexican subsidiary Nu Servicios and guaranteed by us and our subsidiary Nu Pagamentos. Specifically, On January 25, 2021, our Mexican subsidiary Nu Servicios entered into a term loan credit facility with an affiliate of Goldman Sachs & Co. LLC, with interest accruing at a rate per annum equal to the Mexican TIIE + 1.18% and maturing on January 25, 2024. This term loan credit facility is guaranteed by us and our subsidiary Nu Pagamentos.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Prior to this offering, there has been no public market for our Class A ordinary shares or BDRs. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of and demand for, publicly traded Class A ordinary shares and BDRs of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A ordinary shares or BDRs, or that the Class A ordinary shares or BDRs will trade in the public market at or above the initial public offering price.

Selling Restrictions

Other than in the United States and Brazil, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission, or the “ASIC,” in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001, or the “Corporations Act,” and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of our Class A ordinary shares or BDRs may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our Class A ordinary shares or BDRs without disclosure to investors under Chapter 6D of the Corporations Act.

The Class A ordinary shares or BDRs applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of twelve months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Bermuda

The Class A ordinary shares or BDRs offered by this prospectus may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Brazil

For purposes of Brazilian law, this offer of securities is addressed to you personally, upon your request and for your sole benefit, and is not to be transmitted to anyone else, to be relied upon elsewhere or for any other purpose either quoted or referred to in any other public or private document or to be filed with anyone without our prior, express and written consent. In Brazil, Class A ordinary shares will be offered, in the form of Brazilian Depositary Receipts, or “BDRs,” in an offering registered with the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) pursuant to (i) Brazilian Federal Law No. 6,385, of December 7, 1976; and (ii) CVM Ruling No. 400, of December 29, 2003, as well as the applicable ANBIMA and B3 regulations.

As this prospectus does not constitute or form part of any public offering to sell or solicitation of a public offering to buy any shares or assets, the offering and THE CLASS A ORDINARY SHARES OFFERED HEREBY HAVE NOT BEEN, AND WILL NOT BE, AND MAY NOT BE OFFERED FOR SALE OR SOLD IN BRAZIL EXCEPT IN THE FORM OF BDRS OR IN CIRCUMSTANCES WHICH DO NOT CONSTITUTE A PUBLIC OFFERING OR DISTRIBUTION UNDER BRAZILIAN LAWS AND REGULATIONS. DOCUMENTS RELATING TO THE CLASS A ORDINARY SHARES, AS WELL AS THE INFORMATION CONTAINED THEREIN, MAY NOT BE SUPPLIED TO THE PUBLIC, AS A PUBLIC OFFERING IN BRAZIL OR BE USED IN CONNECTION WITH ANY OFFER FOR SUBSCRIPTION OR SALE OF THE CLASS A ORDINARY SHARES TO THE PUBLIC IN BRAZIL.

British Virgin Islands

The Class A ordinary shares or BDRs offered by this prospectus are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on our behalf. The Class A ordinary shares or BDRs may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a “BVI Company”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the Class A ordinary shares or BDRs for the purposes of the Securities and Investment Business Act, 2010 or the Public Issuers Code of the British Virgin Islands.

Canada

The Class A ordinary shares or BDRs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Class A ordinary shares or BDRs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts, or “NI 33-105,” the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands

This prospectus does not constitute a public offer of the Class A ordinary shares or BDRs, whether by way of sale or subscription, in the Cayman Islands. Class A ordinary shares or BDRs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Chile

The Class A ordinary shares or BDRs offered by this prospectus are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus supplement and other offering materials relating to the offer of the Class A ordinary shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the Class A ordinary shares or BDRs in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

China

This prospectus does not constitute a public offer of shares or BDRs, whether by sale or subscription, in the People’s Republic of China, or the “PRC.” The Class A ordinary shares or BDRs are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the Class A ordinary shares or BDRs offered by this prospectus or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the “DFSA.” This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The Class A ordinary shares or BDRs to which this prospectus relates may be illiquid or subject to restrictions on its resale. Prospective purchasers of the Class A ordinary shares or BDRs offered should conduct their own due diligence on the Class A ordinary shares or BDRs. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no Class A ordinary shares or BDRs have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Class A ordinary shares or BDRs which has been approved by the competent authority in that Relevant State, or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that the Class A ordinary shares or BDRs may be offered to the public in that Relevant State at any time:

A.	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

B.

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

C.	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Class A ordinary shares or BDRs shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Class A ordinary shares or BDRs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the Class A ordinary shares or BDRs to be offered so as to enable an investor to decide to purchase or subscribe for the Class A ordinary shares or BDRs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Hong Kong

This Prospectus has not been and will not be approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. No person may offer or sell in Hong Kong, by means of any document, any Class A ordinary shares or BDRs other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), or the “C(WUMP)O)” or which do not constitute an offer to the public within the meaning of the C(WUMP)O. No person may issue or have in its possession for the purposes of issue, in each case whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Class A ordinary shares or BDRs which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Class A ordinary shares or BDRs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the “FIEL,” has been made or will be made with respect to the solicitation of the application for the acquisition of the Class A ordinary shares or BDRs.

Accordingly, the Class A ordinary shares or BDRs have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors, or “QII”

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Class A ordinary shares or BDRs constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Class A ordinary shares or BDRs. The Class A ordinary shares or BDRs may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Class A ordinary shares or BDRs constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Class A ordinary shares or BDRs. The Class A ordinary shares or BDRs may only be transferred en bloc without subdivision to a single investor.

Korea

The Class A ordinary shares or BDRs offered by this prospectus have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the “FSCMA,” and the Class A ordinary shares or BDRs have been and will be offered in Korea as a private placement under the FSCMA. None of the Class A ordinary shares or BDRs may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or the “FETL.” Furthermore, the purchaser of the Class A ordinary shares or BDRs will comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the Class A ordinary shares or BDRs. By the purchase of the Class A ordinary shares or BDRs, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the Class A ordinary shares or BDRs pursuant to the applicable laws and regulations of Korea.

Kuwait

Unless all necessary approvals from the Kuwait Capital Markets Authority pursuant to Law No. 7/2010, its Executive Regulations, and the various Resolutions and Announcements issued pursuant thereto or in connection therewith have been given in relation to the marketing of and sale of the Class A ordinary shares or BDRs, these may not be offered for sale, nor sold in the State of Kuwait, or “Kuwait.” Neither this prospectus nor any of the information contained herein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait. With regard to the contents of this document we recommend that you consult a licensee as per the law and specialized in giving advice about the purchase of Class A ordinary shares or BDRs and other securities before making the subscription decision.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the Class A ordinary shares or BDRs offered by this prospectus has been or will be registered with the Securities Commission of Malaysia, or “Commission,” for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A ordinary shares or BDRs may not be circulated or distributed, nor may the Class A ordinary shares or BDRs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the Class A ordinary shares or BDRs, as principal, if the offer is on terms that the Class A ordinary shares or BDRs may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in each of the preceding categories (i) to (xi), the distribution of the Class A ordinary shares or BDRs is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or “CMA,” pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the Class A ordinary shares or BDRs offered hereby should conduct their own due diligence on the accuracy of the information relating to the Class A ordinary shares or BDRs. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Singapore

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore and the securities will be offered pursuant to exemptions under the Securities and Futures Act, Chapter 289 of Singapore, or the “SFA.” Accordingly, this Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A ordinary shares or BDRs may not be circulated or distributed, nor may the Class A ordinary shares or BDRs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Class A ordinary shares or BDRs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class A ordinary shares or BDRs pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

South Africa

The Class A ordinary shares or BDRs may not be and, accordingly, are not being offered or sold to prospective investors in the Republic of South Africa. Accordingly, the offer of the Class A ordinary shares or BDRs will not constitute a public offer as defined in Section 96 of the Companies Act, 2008 (as amended), or the “Companies Act,” and this document does not, nor is it intended to, constitute a Prospectus prepared and registered under the Companies Act.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority, or the “FINMA,” as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (CISA) and accordingly the Class A ordinary shares or BDRs being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the Class A ordinary shares or BDRs have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the Class A ordinary shares or BDRs offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The Class A ordinary shares or BDRs may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended, or the “CISO,” such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the Class A ordinary shares or BDRs are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and will in particular not be copied or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the Class A ordinary shares or BDRs on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Taiwan

The Class A ordinary shares or BDRs offered by this prospectus have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the Class A ordinary shares or BDRs in Taiwan.

United Arab Emirates

The Class A ordinary shares or BDRs offered by this prospectus have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

United Kingdom

In relation to the United Kingdom, no Class A ordinary shares or BDRs have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the Class A ordinary shares or BDRs which has been approved by the Financial Conduct Authority, except that of the Class A ordinary shares or BDRs may be offered to the public in the United Kingdom at any time:

(a)	to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000, or “FSMA,”

provided that no such offer of Class A ordinary shares or BDRs shall require the Issuer or any underwriter to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Class A ordinary shares or BDRs in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any Class A ordinary shares or BDRs to be offered so as to enable an investor to decide to purchase or subscribe for any Class A ordinary shares or BDRs, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Expenses of the Offering

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

Expenses	Amount

U.S. Securities and Exchange Commission registration fee	US$	339,074

FINRA filing fee		225,500

Exchange listing fee		*

Printing and engraving expenses		*

Legal fees and expenses		*

Accounting fees and expenses		*

Transfer agent and registrar fees		*

Miscellaneous expenses		*

Total	US$

* To be filed by amendment

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, the exchange listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.

Legal Matters

Certain matters of U.S. federal and New York State law will be passed upon for us by Davis Polk & Wardwell LLP, and for the underwriters by White & Case LLP. The validity of the Class A ordinary shares offered in this offering and other legal matters as to Cayman Islands law will be passed upon for us by Campbells LLP. The validity of our BDRs and certain other matters of Brazilian law will be passed upon for us by Pinheiro Neto Advogados and for the underwriters by Mattos Filho, Veiga Filho, Marrey Junior e Quiroga Advogados.

Experts

The financial statements as of December 31, 2020, 2019 and 2018 and for each of the three years in the period ended December 31, 2020 included in this prospectus have been so included in reliance on the report of KPMG Auditores Independentes, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Enforceability of Civil Liabilities

Cayman Islands

Nu Holdings Ltd. is registered under the laws of the Cayman Islands as an exempted company with limited liability. We are registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands have a less developed body of securities laws as compared to the United States and provide protections for investors to a significantly lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States. Campbells LLP, our counsel as to Cayman Islands law, and Pinheiro Neto Advogados, our counsel as to Brazilian law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or Brazil would, respectively, (1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands or Brazil against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. Our Cayman Islands counsel has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands’ company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. Our Cayman Islands counsel has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Brazil

A substantial portion of our assets are located outside the United States, in Brazil. In addition, some of the members of our board of directors and our officers are nationals or residents of Brazil and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cognitect, Inc., with offices at 101 West Chapel Hill Street, Suite 300 Durham, NC 27705, as our agent to receive service of process with respect to any action brought against us in the United States under the federal securities laws of the United States or of any state in the United States arising out of this offering.

We have been advised by Pinheiro Neto Advogados, our Brazilian counsel, that a judgment of a United States court for civil liabilities predicated upon the federal securities laws of the United States may be enforced in Brazil, subject to certain requirements described below. Such counsel has advised that a judgment against us, the members of our board of directors or our executive officers obtained in the United States would be enforceable in Brazil without retrial or re-examination of the merits of the original action including, without limitation, any final judgment for payment of a certain amount rendered by any such court, provided that such judgment has been previously recognized by the Brazilian Superior Tribunal of Justice (Superior Tribunal de Justiça, or the “STJ”). That recognition will only be available, pursuant to Articles 963 and 964 of the Brazilian Code of Civil Procedure (Código de Processo Civil, Law No. 13,105, dated March 16, 2015, as amended), if the U.S. judgment:

•	complies with all formalities necessary for its enforcement;

•	is issued by a court of competent jurisdiction after proper service of process is made or after sufficient evidence of our absence has been given, as requested under the laws of the United States;

•	is not rendered in an action upon which Brazilian courts have exclusive jurisdiction, pursuant to the provisions of art. 23 of the Brazilian Code of Civil Procedure (Law No. 13,105/2015, as amended);

•	is final and, therefore, not subject to appeal (res judicata) in the United States;

•	creates no conflict between the United States judgment and a previous final and binding (res judicata) judgment on the same matter and involving the same parties issued in Brazil;

•

is duly apostilled by a competent authority of the United States, according to the Hague Convention Abolishing the Requirement of Legalization for Foreign Public Documents dated as of October 5, 1961 authentication, or the “Hague Convention.” If such decision emanates from a country that is not a signatory of the Hague Convention, it must be duly authenticated by a Brazilian Diplomatic Office or Consulate;

•	is accompanied by a translation into Portuguese made by a certified translator in Brazil, unless an exemption is provided by an international treaty to which Brazil is a signatory; and

•	is not contrary to Brazilian national sovereignty or public policy and does not violate the dignity of the human person, as set forth in Brazilian law.

The judicial recognition process may be time-consuming and may also give rise to difficulties in enforcing such foreign judgment in Brazil. Accordingly, we cannot guarantee that judicial recognition of a foreign judgment would be successful, that the judicial recognition process would be conducted in a timely manner or that a Brazilian court would enforce a judgment of countries other than Brazil.

We believe original actions may be brought in connection with this initial public offering predicated on the federal securities laws of the United States in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us or the members of our board of directors or our executive officers and certain advisors named herein.

In addition, a plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil or is outside Brazil during the course of litigation in Brazil and who does not own real property in Brazil must post a bond to guarantee the payment of the defendant’s legal fees and court expenses in connection with court procedures for the collection of money according to Article 83 of the Brazilian Code of Civil Procedure (Código de Processo Civil). This is so except in the case of: (1) claims for collection on a título executivo extrajudicial (an instrument which may be enforced in Brazilian courts without a review on the merits, or enforcement of foreign judgments that have been duly recognized by the Superior Court of Justice); (2) counterclaims as established; and (3) when an exemption is provided by an international agreement or treaty to which Brazil is a signatory.

If proceedings are brought in Brazilian courts seeking to enforce our obligations with respect to our Class A ordinary shares or BDRs, payment shall be made in reais. Any judgment rendered in Brazilian courts in respect of any payment obligations with respect to our Class A ordinary shares or BDRs would be expressed in reais. See “Risk Factors—Risks Relating to Our Class A Ordinary shares, our BDRs and the Offering—Judgments of Brazilian courts to enforce our obligations with respect to our Class A ordinary shares or BDRs may be payable only in reais.”

We have also been advised that the ability of a judgment creditor to satisfy a judgment by attaching certain assets of the defendant in Brazil is governed and limited by provisions of Brazilian law.

Notwithstanding the foregoing, we cannot guarantee that confirmation of any judgment will be obtained, or that the process described above can be conducted in a timely manner.

Where You Can Find More Information

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will be subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website at http://www.sec.gov, from which you can electronically access the registration statement and its materials.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors, principal shareholders and the selling shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

Nu Holdings Ltd.

For the three and nine-month periods ended September 30, 2021 and 2020

(In thousands of U.S. Dollars, except earnings per share)

		Three-month period ended		Nine-month period ended

	Note	9/30/2021	9/30/2020	9/30/2021	9/30/2020

Interest income and gains (losses) on financial instruments	6	294,958	70,140	607,196	293,267

Fee and commission income	6	185,949	85,946	454,862	241,301

Total revenue		480,907	156,086	1,062,058	534,568

Interest and other financial expenses	6	(101,393)	(23,984)	(190,372)	(82,535)

Transactional expenses	6	(28,560)	(31,910)	(84,691)	(87,650)

Credit loss allowance expenses	7	(127,005)	(32,939)	(280,967)	(113,783)

Total cost of financial and transactional services provided		(256,958)	(88,833)	(556,030)	(283,968)

Gross profit		223,949	67,253	506,028	250,600

OPERATING EXPENSES

Customer support and operations	8	(51,649)	(28,930)	(124,747)	(95,456)

General and administrative expenses	8	(166,527)	(56,788)	(404,670)	(184,391)

Marketing expenses	8	(25,568)	(4,088)	(45,066)	(11,526)

Other income (expenses)	8	(1,962)	(2,106)	(13,207)	(25,446)

Total operating expenses		(245,706)	(91,912)	(587,690)	(316,819)

Results with convertible instruments		—	(13,187)	—	(13,187)

Loss before income taxes		(21,757)	(37,846)	(81,662)	(79,406)

INCOME TAXES

Current taxes	26	(66,374)	(182)	(150,130)	(9,107)

Deferred taxes	26	53,774	5,466	132,732	24,079

Total income taxes		(12,600)	5,284	(17,398)	14,972

Loss for the period		(34,357)	(32,562)	(99,060)	(64,434)

Loss attributable to shareholders of the parent company		(34,212)	(32,562)	(98,915)	(64,434)

Loss attributable to non-controlling interests		(145)	—	(145)	—

Loss per share – Basic and Diluted	9	(0.0240)	(0.0247)	(0.0717)	(0.0492)

Weighted average number of outstanding shares - Basic and Diluted (in thousands of shares)	9	1,423,876	1,320,606	1,379,271	1,309,861

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income or Loss

For the three and nine-month periods ended September 30, 2021 and 2020

(In thousands of U.S. Dollars)

		Three-month period ended		Nine-month period ended

	Note	9/30/2021	9/30/2020	9/30/2021	9/30/2020

Loss for the period		(34,357)	(32,562)	(99,060)	(64,434)

OTHER COMPREHENSIVE INCOME OR LOSS:

Effective portion of changes in fair value		2,048	(530)	343	10,019

Reclassified to profit or loss		760	(2,349)	408	(5,266)

Deferred income taxes		(1,122)	1,152	(294)	(1,901)

Cash flow hedge	16	1,686	(1,727)	457	2,852

Changes in fair value		957	—	1,124	—

Deferred income taxes		(437)	—	(504)	—

Financial assets at fair value through other comprehensive income		520	—	620	—

Currency translation on foreign operations		(32,490)	(6,458)	(3,725)	(71,958)

Total other comprehensive income or loss that may be reclassified to profit or loss subsequently		(30,284)	(8,185)	(2,648)	(69,106)

Changes in fair value – own credit adjustment		(319)	52	(868)	96

Total other comprehensive income or loss that will not be reclassified to profit or loss subsequently	17	(319)	52	(868)	96

Total other comprehensive loss, net of tax		(30,603)	(8,133)	(3,516)	(69,010)

Total comprehensive loss for the period		(64,960)	(40,695)	(102,576)	(133,444)

Total comprehensive loss attributable to shareholders of the parent company		(64,815)	(40,695)	(102,431)	(133,444)

Total comprehensive loss attributable to non-controlling interests		(145)	—	(145)	—

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statements of Financial Position

As of September 30, 2021 and December 31, 2020

(In thousands of U.S. Dollars)

	Note	9/30/2021	12/31/2020

ASSETS

Cash and cash equivalents	11	1,996,725	2,343,780

Financial assets at fair value through profit or loss		4,780,936	4,378,118

Securities	12	4,680,014	4,287,277

Derivative financial instruments	16	89,543	80

Collateral for credit card operations	19	11,379	90,761

Financial assets at fair value through other comprehensive income		1,837,715	—

Securities	12	1,837,715	—

Financial assets at amortized cost		5,335,867	3,150,013

Compulsory deposits at central banks		422,649	43,542

Credit card receivables	13	4,061,505	2,908,907

Loans to customers	14	792,736	174,694

Interbank transactions		19,749	—

Other financial assets at amortized cost		39,228	22,870

Other assets	15	171,170	123,495

Deferred tax assets	26	328,458	125,131

Right-of-use assets		7,454	10,660

Property, plant and equipment		12,106	9,850

Intangible assets	1	61,847	12,372

Goodwill	1	393,820	831

Total assets		14,926,098	10,154,250

LIABILITIES

Financial liabilities at fair value through profit or loss		99,169	90,796

Derivative financial instruments	16	86,638	75,304

Instruments eligible as capital	17	12,531	15,492

Financial liabilities at amortized cost		12,378,683	9,421,710

Deposits	18	8,089,835	5,584,862

Payables to credit card network	19	4,127,691	3,331,258

Borrowings and financing	20	134,398	97,454

Securitized borrowings	20	26,759	79,742

Senior preferred shares	23	—	328,394

Salaries, allowances and social security contributions		68,506	25,848

Tax liabilities		166,326	30,782

Lease liabilities		8,748	12,014

Provision for lawsuits and administrative proceedings	21	16,223	16,469

Deferred income	22	29,419	25,965

Deferred tax liabilities	26	81,440	8,741

Other liabilities		172,181	83,814

Total liabilities		13,020,695	9,716,139

EQUITY

Share capital	27	81	45

Share premium reserve	27	2,113,501	638,007

Accumulated gain (losses)	27	(108,893)	(102,441)

Other comprehensive income (loss)	27	(101,016)	(97,500)

Equity attributable to shareholders of the parent company		1,903,673	438,111

Equity attributable to non-controlling interests		1,730	—

Total equity		1,905,403	438,111

Total liabilities and equity		14,926,098	10,154,250

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the nine-month periods ended September 30, 2021 and 2020

(In thousands of U.S. Dollars)

				Other comprehensive income/loss

	Share capital	Share premium reserve	Accumulated gains (losses)	Translation reserve	Cash flow hedge reserve	Own credit revaluation reserve	Total equity

Balances as of December 31, 2019	45	631,246	28,189	(46,981)	1	(249)	612,251

Loss for the nine-month period	—	—	(64,434)	—	—	—	(64,434)

Share-based payments granted, net of shares withheld for employee taxes	—	—	21,608	—	—	—	21,608

Stock options exercised	—	2,765	—	—	—	—	2,765

Shares repurchased	—	(16)	—	—	—	—	(16)

Other comprehensive income or loss, net of tax

Cash flow hedge	—	—	—	—	2,852	—	2,852

Currency translation on foreign entities	—	—	—	(71,958)	—	—	(71,958)

Own credit adjustment	—	—	—	—	—	96	96

Balances as of September 30, 2020	45	633,995	(14,637)	(118,939)	2,853	(153)	503,164

	Attributable to shareholders of the parent company
				Other comprehensive income/loss

	Share capital	Share premium reserve	Accumulated gains (losses)	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total	Total non- controlling interests	Total equity

Balances as of December 31, 2020	45	638,007	(102,441)	(97,081)	49	—	(468)	438,111	—	438,111

Loss for the nine-month period	—	—	(98,915)	—	—	—	—	(98,915)	(145)	(99,060)

Share-based payments granted, net of shares withheld for employee taxes	—	—	92,463	—	—	—	—	92,463	—	92,463

Stock options exercised	—	7,835	—	—	—	—	—	7,835	—	7,835

Shares issued on business acquisition	—	271,229	—	—	—	—	—	271,229	—	271,229

Issuance of preferred shares - (Series F-1) (note 27)	5	400,910	—	—	—	—	—	400,915	—	400,915

Issuance of preferred shares - (Series G) (note 27)	3	399,997	—	—	—	—	—	400,000	—	400,000

Issuance of preferred shares - (Series G-1) (note 27)	28	399,972	—	—	—	—	—	400,000	—	400,000

Shares repurchased (note 27)	—	(4,449)	—	—	—	—	—	(4,449)	—	(4,449)

Increase in non-controlling interests	—	—	—	—	—	—	—	—	1,875	1,875

Other comprehensive income or loss, net of tax (note 27)

Cash flow hedge	—	—	—	—	457	—	—	457	—	457

Other comprehensive income (loss)	—	—	—	—	—	620	—	620	—	620

Currency translation on foreign entities	—	—	—	(3,725)	—	—	—	(3,725)	—	(3,725)

Own credit adjustment	—	—	—	—	—	—	(868)	(868)	—	(868)

Balances as of September 30, 2021	81	2,113,501	(108,893)	(100,806)	506	620	(1,336)	1,903,673	1,730	1,905,403

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the nine-month periods ended September 30, 2021 and 2020

(In thousands of U.S. Dollars)

	Note	9/30/2021	9/30/2021

CASH FLOWS FROM OPERATING ACTIVITIES

RECONCILIATION OF PROFIT (LOSS) TO NET CASH FLOWS FROM OPERATING ACTIVITIES:

Loss for the nine-month period		(99,060)	(64,434)

ADJUSTMENTS:

Depreciation and amortization	8	10,896	3,783

Credit loss allowance expenses	7	299,404	126,184

Deferred income taxes	26	(132,732)	(24,079)

Provision for lawsuits and administrative proceedings	21	502	338

Gains (losses) on financial instruments		161,370	13,067

Interest accrued		7,186	22,770

Stock options granted		79,729	20,157

		327,295	97,786

CHANGES IN OPERATING ASSETS AND LIABILITIES:

Securities		(2,279,875)	(865,895)

Compulsory deposits at central banks		(386,869)	—

Credit card receivables		(1,594,432)	652,567

Loans to customers		(875,629)	(27,279)

Interbank transactions		(20,153)	(5,008)

Other assets		19,379	77,888

Deposits		2,343,522	1,529,163

Payables to credit card network		812,739	(510,635)

Deferred income		3,525	(3,095)

Other liabilities		278,819	32,278

Interest paid		(7,950)	(4,253)

Income tax paid		(36,022)	(6,406)

Interest received		350,460	201,700

Cash flows (used in) generated from operating activities		(1,065,191)	1,168,811

CASH FLOWS FROM INVESTING ACTIVITIES

Acquisition of fixed assets		(2,544)	(1,738)

Acquisition of intangible assets		(12,579)	(3,385)

Acquisition of subsidiary, net of cash acquired		(108,993)	(8,283)

Cash flow (used in) generated from investing activities		(124,116)	(13,406)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from senior preferred shares	23	—	300,000

Issuance of preferred shares	27	800,000	—

Payments of securitized borrowings	20	(50,387)	(28,797)

Proceeds from borrowings and financing	20	106,393	—

Payments of borrowings and financing	20	(61,234)	(8,697)

Lease payments		(3,326)	(3,394)

Exercise of stock options	27	7,835	2,765

Shares repurchased	27	(4,449)	(16)

Cash flows (used in) generated from financing activities		794,832	261,861

Change in cash and cash equivalents		(394,475)	1,417,266

CASH AND CASH EQUIVALENTS

Cash and cash equivalents - beginning of the period	11	2,343,780	1,246,566

Foreign exchange rate changes on cash and cash equivalents		47,420	(606,598)

Cash and cash equivalents - end of the period	11	1,996,725	2,057,234

Increase (decrease) in cash and cash equivalents		(394,475)	1,417,266

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In thousands of U.S. Dollars, unless otherwise stated)

1. Operations

Nu Holdings Ltd. (“Company” or “Nu Holdings”) was incorporated as an exempted Company under the Companies Law of the Cayman Islands on February 26, 2016. The address of the Company’s registered office is Willow House, 4th floor, Cricket Square, Grand Cayman—Cayman Islands. Nu Holdings has no operating activities.

The Company carries investments in several operating entities and, as of September 30, 2021, the significant subsidiaries are:

•

Nu Pagamentos S.A – Instituição de Pagamento (“Nu Pagamentos”) is an indirect subsidiary domiciled in Brazil. Nu Pagamentos is engaged in the issuance and administration of credit cards and payment transfers through a prepaid account, as well as participation in other companies as partner or shareholder. Nu Pagamentos has as its primary products (i) a Mastercard international credit card (issued in Brazil where it allows payments for purchases to be made in monthly installments), fully managed through a smartphone app, and (ii) “NuConta”, a 100% digital smartphone app, maintenance-free prepaid account which yields 100% of the Brazilian Interbank Certificate of Deposit rate (“CDI”), and also includes features of a traditional bank account such as: electronic and peer-to-peer transfers, bill payments, withdrawals through the “24 Hours” ATM network, instant payments, prepaid credit for mobile top ups and prepaid cards similar to debit function cards.

•

Nu Financeira S.A. – SCFI (“Nu Financeira”) is an indirect subsidiary also domiciled in Brazil, launched in February 2019, with personal loans as its main product. Nu Financeira offers customers in Brazil the possibility to obtain loans that can be customized in relation to amounts, terms and conditions, number of installments, and transparent disclosure of any charges involved in the transaction, fully managed through the above-mentioned smartphone app. Loan issuance, repayment, and prepayments are available 24/7 through the “NuConta” account, directly in the app. Nu Financeira also grants credit to Nu Pagamentos credit card holders, due to overdue invoices, bill installments, revolving credit, among others.

•

Nu BN Servicios México, S.A. de CV (“Nu Servicios”) is an indirect subsidiary domiciled in Mexico. Nu Servicios is engaged in the issuance and administration of credit cards. It commenced its operations in the Mexican market in August 2019 and officially launched in March 2020. The credit card has similar characteristics to that of the Brazilian operation: an international credit card, with no annual fee, under the Mastercard banner, 100% managed by a digital app on a smartphone.

•	Nu Colombia S.A. (“Nu Colombia”) is an indirect subsidiary domiciled in Colombia, with operations related to credit cards, was launched in September 2020.

•	Nu Invest Corretora de Valores S.A. (“Nu Invest”) is an indirect subsidiary acquired in June 2021, domiciled in Brazil, and is an independent digital investment broker dealer.

The Company and its consolidated subsidiaries are referred to in these interim condensed consolidated financial statements as the “Group” or “Nu”.

Nu’s business plan is continued growth in our Brazilian, Mexican, and Colombian operations not only related to existing businesses such as credit cards and personal loans, but also complemented by the launch of new products. Accordingly, these interim condensed consolidated financial statements were prepared based on the assumption of the Group continuing as a going concern, considering that recent losses are principally due to the expenses incurred to deliver upon the Group’s rapid growth, in accordance with its business plan.

The Company’s Board authorized the issuance of these interim condensed consolidated financial statements on October 29, 2021.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

a) Acquisition activities pending completion

Spin Pay

On August 29, 2021, Nu announced the acquisition of Spin Pay Serviços de Pagamentos Ltda. (“Spin Pay”), an instant payments platform that supports electronic retail, with the option to use Brazilian instant payment method (“PIX”) as a payment method at checkout. The completion of the acquisition was dependent upon the completion of all conditions established on the share purchase agreement and the monetary liquidation, which did not occur until September 30, 2021. Consequently, there are no impacts to these interim condensed consolidated financial statements as a result of this transaction.

The acquisition was concluded on October 13, 2021, as described in note 32.

b) Acquisition activities completed during the period

i) Easynvest’s acquisition

On June 1, 2021, the acquisition of 100 percent of the shares of the companies that are part of the Easynvest investment platform (together referred to in these interim condensed consolidated financial statements as “Easynvest”) was concluded. The control over the entities was transferred to the acquirer, the indirect subsidiary Nu Distribuidora de Titulos e Valores Mobiliarios Ltda. (“Nu DTVM”). Easynvest is an independent digital investment broker, and the acquisition marks the Group’s entry into the market of investment platforms. The transaction qualifies as a business combination and has been accounted for using the acquisition method of accounting. The companies acquired were:

•	Nu Participações Financeiras S.A (“Nu Participações Financeiras”) - former “Easynvest Holding Financeira”;

•	Nu Invest Corretora de Valores S.A (“Nu Invest”) - former “Easynvest TCV”;

•	Nu Participações S.A. (“Nu Participações”) - former “Easynvest Participações”;

•	Nu Corretora de Seguros Ltda. (“Nu Corretora de Seguros”) - former “Easynvest Corretora”;

•	Easynvest Gestão de Recursos Ltda. (“Easynvest Gestão”); and

•	Vérios Gestão de Recursos S.A. (“Vérios”).

Purchase consideration at closing date

The total consideration of US$451.5 million was transferred to the selling shareholders. The difference between the amount paid and the net assets acquired at fair value resulted in the recognition of goodwill, as shown below.

Net identifiable assets acquired and liabilities assumed

Control over the entities was transferred to Nu on June 1, 2021. The Company concluded the identification of the assets acquired and liabilities assumed and the allocation of the purchase price to these assets and liabilities and the measurement of the fair value of the intangible assets and, therefore, the measurement of goodwill. The purchase price allocation, including the allocation to the intangible assets and goodwill is shown below.

Identifiable intangible assets will be amortized for a period of 4 months to 11.7 years, according to their useful life defined based on the expected future economic benefits generated by the asset. The goodwill does not have defined useful life and will have its recoverability tested at least annually.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

The goodwill from Easynvest’s acquisition relates to the following: as (a) diversification and increase revenues by offering other products to customers, such as investment funds and equity and debt investment alternatives, as well as broker accounts; (b) the ability to accelerate the offering of these products when compared to developing the platform in house, (c) the absorption of skilled workforce. These benefits have not been recognized separately from goodwill because they do not meet the definition of identifiable intangible assets. The total amount of goodwill that is expected to be deductible for tax purposes in Brazil is US$220,490, as of the acquisition date.

Fair value recognized on acquisition

Net Identifiable assets and liabilities

Cash and cash equivalents	71,324

Securities	168,100

Intangible assets	45,061

Other assets	14,119

Liabilities	(240,047)

Total identifiable net assets at fair value	58,557

Goodwill arising on acquisition	392,989

Purchased consideration transferred	451,546

Equity consideration	271,229

Cash consideration	180,317

The intangible assets identified, and the allocation of the purchase price are technology (US$7,900), brand (US$794) and customer relationship (US$34,600), at the acquisition date.

In addition to the 7,859,445 preferred shares issued as part of the business combination, certain Easynvest’s employees acquired 159,981 Nu Holdings’ shares which will be accounted as equity-settled based compensation due to forfeiture clauses.

Reconciliation of intangible assets and goodwill shown in the consolidated statements of financial position:

Intangible assets from Easynvest’s acquisition	45,061

Other intangible assets	16,786

Total intangible assets	61,847

Goodwill from Easynvest’s acquisition	392,989

Goodwill from Cognitect’s acquisition	831

Total Goodwill	393,820

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

Net cash outflow on acquisition

Consideration paid in cash	180,317

(-) Cash and cash equivalent balances acquired	(71,324)

Net cash outflow	108,993

Impact of the acquisition on the results of the Group

Easynvest contributed approximately US$8,900 in revenues and a US$5,000 loss for the four-month period between the date of acquisition and the reporting date. If the acquisition had been completed on January 1, 2021, the Group’s total revenue for the nine-month period ended September 30, 2021, would have been approximately US$1,082,135 and loss would have been US$108,842.

ii) Akala

In December 2020, the subsidiary Nu BN Tecnologia, S.A de CV (“Nu Tecnologia”) announced the acquisition of 100% of the shares of AKALA, S.A. DE C.V. (“Akala”), a Mexican Financial Cooperative Association (“SOFIPO”) engaged in fundraising and financial services. The purpose of the transaction is to increase Nu’s financial products offered in Mexico. As of the date the acquisition was announced, Akala owned a license which would allow Nu to provide certain financial services in Mexico; and it did not have any significant operations hence the acquisition does not qualify as a business combination. The acquisition was approved by the Mexican National Baking and Stock Commission (“CNBV”) on September 14, 2021. The total consideration was MXN59,415 (equivalent to approximately US$3,000). Consequently, Akala was consolidated in these interim condensed consolidated financial statements.

c) COVID-19

In response to the COVID-19 pandemic, many governments worldwide have taken measures related to social distancing, quarantine and travel restrictions affecting the population of these countries, including those where Nu operates.

While countries are still advancing on the immunization of their populations, it is still too early to assess when this pandemic and its effects will end. However, the Group observed that:

•	Growth – Nu continued to increase the number of accounts consistently, partially driven by new customers, including new customers wanting to receive the governmental aid through Nu’s savings accounts;

•

Credit performance – while Nu saw initial credit deterioration during the early days of COVID-19, the Group saw fast recovery, ending 2020 with levels of credit losses lower than those at the beginning of 2020, based on the 90-day delinquency rate of the portfolio; and

•	Deposits – Nu served as a link between the government aid and the population, which significantly increased the deposits balance.

As a result of the above mentioned situation which continues to remain in flux, Nu continues to analyze the effects of the pandemic on its operations, estimates and judgements, as well as on the application of accounting policies related to allowance for credit losses. Details of the impacts of the pandemic on the credit loss allowance are described in notes 13 and 14, as well as in note 28.

Since the beginning of the pandemic and to preserve the health and safety of Nu’s employees, all of the Group’s employees have been working remotely. Despite this challenging situation, Nu continued to show growth in its business as well as increase in the Group’s headcount.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

2. Statement of compliance

These interim condensed consolidated financial statements do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board. However, selected explanatory notes are included to explain events and transactions that are significant to understanding the changes in the Company’s financial position and performance since the issuance of its last annual financial statements.

The Group’s interim condensed consolidated financial statements have been prepared in accordance with IAS 34—Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”). These interim condensed consolidated financial statements do not include all the notes of the type normally included in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2020 (the “Annual Financial Statements”). The accounting policies and critical accounting estimates and judgments adopted are consistent with those of the previous financial year and corresponding interim reporting period.

a) Functional currency and foreign currency translation

The presentation and functional currency and foreign currency translation disclosed in Note 2a. of the annual financial statements as at and for the year ended December 31, 2020, remain valid for these interim condensed consolidated financial statements.

The functional and presentation currency of these interim condensed financial statements is the US Dollar (“US$”) for Nu Holdings. The functional currency of the Brazilian operating entities is the Brazilian Real, the Mexican entities is the Mexican Peso, and the Colombian entities is the Colombian Pesos.

The financial statements of the subsidiaries held in functional currencies that are not US$ (foreign subsidiaries) are translated into US$, and the exchange differences arising from the translation to US$ of the financial statements denominated in functional currencies other than the US$ is recognized in the consolidated statements of comprehensive income or loss (OCI) as an item that may be reclassified to profit or loss within “currency translation on foreign entities”

3. Significant accounting policies

The significant accounting policies adopted by the Group in the preparation of these interim condensed consolidated financial statements are consistent with those adopted and disclosed in the financial statements and each corresponding note for the year ended December 31, 2020, and therefore should be read in conjunction.

New or revised accounting pronouncements

The following new or revised standards have been issued by IASB and were effective for the period covered by these interim condensed consolidated financial statements:

•	Covid-19-Related Rent Concessions (Amendment to IFRS 16)

•	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

•	Definition of Accounting Estimates (Amendments to IAS 8)

•	New issuance: IAS 32 Financial Instruments: Presentation—Accounting for Warrants that are Initially Classified as Liabilities

•	Proposed amendments to IAS 21: Lack of Exchangeability

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

The new or revised standards did not have a material impact on these interim condensed consolidated financial statements.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

4. Basis of consolidation

These interim condensed consolidated financial statements include the accounting balances of Nu Holdings and all those subsidiaries over which the Company exercises control, direct or indirectly. Control is achieved where the Company has (i) power over the investee; (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) can use its power to affect its profits.

The Company re-assesses whether it maintains control of an investee if facts and circumstances indicate that there are changes to one or more of the three above mentioned elements of control. During the nine-month period, there were no changes in the basis of consolidation derived from such re-assessment. The consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control over the subsidiary. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the period are included in the consolidated statements of profit or loss from the date the Company gains control until the date the Company ceases to control the subsidiary.

The interim condensed financial statements of the subsidiaries were prepared in the same period as the Company and consistent accounting policies were applied.

The financial statements of the subsidiaries are fully consolidated with those of the Company. Accordingly, all balances, transactions and any unrealized income and expenses arising between consolidated entities are eliminated in the consolidation, except for foreign-currency gain and losses on translation of intercompany loans. Profit or loss and each component of other comprehensive income or loss are attributed to the equity of the Company.

These interim condensed consolidated financial statements include the subsidiaries listed below:

					%

Entity	Control	Principal activities	Functional currency	Country	September 30, 2021	December 31, 2020

Nu 1-B, LLC (“Nu 1-B”)	Direct	Holding Company	US$	USA	100%	100%

Nu 2-B, LLC (“Nu 2-B”)	Direct	Holding Company	US$	USA	100%	100%

Nu 3-B, LLC (“Nu 3-B”)	Direct	Holding Company	US$	USA	100%	100%

Nu 1-A, LLC (“Nu 1-A”)	Indirect	Holding Company	US$	USA	100%	100%

Nu 2-A, LLC (“Nu 2-A”)	Indirect	Holding Company	US$	USA	100%	100%

Nu 3-A, LLC (“Nu 3-A”)	Indirect	Holding Company	US$	USA	100%	100%

Nu Payments, LLC (“Nu Payments”)	Indirect	Holding Company	US$	USA	100%	100%

Nu MX LLC (“Nu MX”)	Direct	Holding Company	US$	USA	100%	100%

Nu Cayman Ltd (“Nu Cayman”)	Direct	Investment company	US$	Cayman	100%	100%

Nu Finanztechnologie GmbH (“Nu Finanz”)	Direct	Technology E-Hub	EUR	Germany	100%	100%

Nu BN México, S.A. de CV (“Nu Mexico”)	Indirect	Multiple purpose financial company	MXN	Mexico	100%	100%

Nu BN Servicios México, S.A. de CV (“Nu Servicios”)	Indirect	Credit card operations	MXN	Mexico	100%	100%

Nu BN Tecnologia, S.A de CV (“Nu Tecnologia”)	Indirect	Computer consulting service	MXN	Mexico	100%	100%

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

					%

Entity	Control	Principal activities	Functional currency	Country	September 30, 2021	December 31, 2020

Nu Colombia S.A. (“Nu Colombia”)	Indirect	Credit card operations	COP	Colombia	100%	100%

Nu Argentina S.A. (“Nu Argentina”)	Indirect	Talent E-Hub	ARS	Argentina	100%	100%

Cognitect, Inc. (“Cognitect”)	Direct	Technology E-Hub	US$	USA	100%	100%

Internet – Fundo de Investimento em Participações Multiestratégia (“Internet FIP”)	Indirect	Investment company	BRL	Brazil	100%	100%

Nu Pagamentos S.A. – Instituição de Pagamentos (“Nu Pagamentos”)	Indirect	Credit card and prepaid account operations	BRL	Brazil	100%	100%

Nu Financeira S.A. – SCFI (“Nu Financeira”)	Indirect	Loan operations	BRL	Brazil	100%	100%

Nu Asset Management Ltda. (“Nu Asset”) – former “Nu Investimentos”	Indirect	Fund manager	BRL	Brazil	100%	100%

Nu Distribuidora de Titulos e Valores Mobiliarios Ltda. (“Nu DTVM”)	Indirect	Securities distribution	BRL	Brazil	100%	100%

Nu Produtos Ltda. (“Nu Produtos”)	Indirect	Insurance commission	BRL	Brazil	100%	100%

Nu Participações Financeiras S.A (“Nu Participações Financeiras”) – former “Easynvest Holding Financeira”	Indirect	Holding Company	BRL	Brazil	100%	—

Nu Invest Corretora de Valores S.A (“Nu Invest”) former “Easynvest TCV”	Indirect	Investment platform	BRL	Brazil	100%	—

Nu Participações S.A. (“Nu Participações”) – former “Easynvest Participações”	Indirect	Holding Company	BRL	Brazil	100%	—

Nu Corretora de Seguros Ltda. (“Nu Corretora de Seguros”) – former “Easynvest Corretora”	Indirect	Insurance commission	BRL	Brazil	100%	—

Easynvest Gestão de Recursos Ltda. (“Easynvest Gestão”)	Indirect	Fund manager	BRL	Brazil	100%	—

Vérios Gestão de Recursos S.A. (“Vérios”)	Indirect	Fund manager	BRL	Brazil	100%	—

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

					%

Entity	Control	Principal activities	Functional currency	Country	September 30, 2021	December 31, 2020

Nu Plataformas - Intermediação de Negocios e Serviços Ltda (“Nu Plataforma”)	Indirect	Services platform	BRL	Brazil	100%	—

Nu Tecnologia S.A (“Nu Tecnologia”)	Direct	Multiple purpose financial company	UYU	Uruguay	100%	—

AKALA, S.A. DE C.V. (“Akala”)	Indirect	Multiple purpose financial company	MXN	Mexico	100%	—

In addition, the Company consolidates the following entities in which the Group’s companies hold a substantial interest or the entirety of the interests and are therefore exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the entity:

Name of the entity	Country

Fundo de Investimento em Direitos Creditórios NU (“FIDC Nu”)	Brazil

Fundo de Investimento Ostrum Soberano Renda Fixa Referenciado DI (“Fundo Ostrum”)	Brazil

Nu Fundo de Investimentos em Ações (“Nu FIA”)	Brazil

The interest owned by other investors in these entities are presented as non-controlling interests in these interim condensed consolidated financial statements.

In Brazil, the Nu Pagamentos, Nu Financeira and Easynvest TCV subsidiaries are regulated by the Brazilian Central Bank (“BACEN”), and as such, there are some regulatory requirements that restrict the ability of the Group to access and transfer assets freely to or from these entities within the Group and to settle liabilities of the Group.

5. Significant accounting judgments, estimates and assumptions

Use of estimates and judgments

The preparation of financial statements requires judgments, estimates, and assumptions from management that affect the application of accounting policies, and reported amounts of assets, liabilities, revenues, and expenses. Actual results may diverge from these estimates; and estimates and assumptions are reviewed continuously. Revisions to the estimates are recognized prospectively.

a) Credit losses on financial instruments

The Group recognizes a loss allowance for expected credit losses on credit cards and loans receivables that represents management’s best estimate of allowance as of each reporting date.

Management performs an analysis of the credit card and loan amounts to determine if credit losses have occurred and to assess the adequacy of the allowance based on historical and current trends as well as other factors affecting credit losses.

Key areas of judgment

The critical judgments made by management in applying the expected credit losses (ECL) allowance methodology are:

a)	Definition of default;

b)	Forward-looking information used to the projection of macroeconomic scenarios;

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

c)	Probability weights of future scenarios;

d)	Definition of Significant Increase in Credit Risk and Lifetime; and

e)	Look-back period, used for parameters estimation (probability of default - PD, exposure at default - EAD and loss given default - LGD).

Sensitivity analysis

On September 30, 2021, the probability weighted ECL allowance totaled US$424,648 of which US$314,323 related to credit card operations and US$110,325 to loans. The ECL allowance is sensitive to the methodology, assumptions and estimations underlying its calculation. One key assumption is the probability weights of the macroeconomic scenarios. The table below illustrates the ECL that would have arisen if management had applied a 100% weighting to each macroeconomic scenario. All scenarios presented contain the post-model adjustments of US$10,150 presented in the Post-model adjustments section.

	Upside	Base case	Downturn

Credit card and lending ECL	417,475	424,648	430,698

The table below discloses the forecast used in each scenario for the Brazilian ECL allowance:

	Upside	Base case	Downturn

2021-Brazilian GDP growth	6,1%	5,4%	4,7%

Post-model adjustments

Throughout 2020, the Brazilian Government responses to COVID-19 pandemic, including the “Emergency Aid”, changed the Group’s portfolio behavior, reducing delinquency and improving other risk indicators. The Group’s Management believed this to be a temporary effect and concluded it was necessary to add a post-model adjustment on its ECL methodology.

During the first quarter of 2021, the effects of the pandemic in Brazil began to stabilize, with the imposition of new restriction measures and the vaccination starting to reach more segments of the population. In parallel, the Brazilian Government resumed the “Emergency Aid” program in April 2021, but with lower values and reaching fewer people, which had been closed since January 2021.

The Group expects that a more positive scenario may arise from the stabilization of the health crisis, but there is still uncertainty about the Group’s risk indicator trends, once the Government programs, such as the “Emergency Aid”, are permanently ended. Given this scenario, the post-model adjustment continues to be applied, but at a lower level when compared with December 31, 2020.

	Modeled ECL	Post-model Adjustments	Total ECL

Credit card	305,330	8,993	314,323

Personal loan	109,168	1,157	110,325

Total	414,498	10,150	424,648

As of September 30, 2021, post-model adjustments amounted US$10,150, explained by the effect of the expected end of the payment of the “Emergency Aid” to the dependent population, resulting in a risk deterioration beyond the levels observed pre crisis.

Except for the above key area of judgment, the significant assumptions and estimates used in the preparation of these interim consolidated financial statements for the nine-month period ended on September 30, 2021, were the same as those adopted in the consolidated financial statements for the year ended December 31, 2020.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

6. Income and related expenses

a) Interest income and gains (losses) on financial instruments

	Three-month period ended		Nine-month period ended

	9/30/2021	9/30/2020	9/30/2021	9/30/2020

Interest income – credit card	98,523	41,569	245,156	169,502

Interest income – lending	84,579	8,406	161,224	22,203

Interest income – other assets at amortized cost	19,512	9,515	41,381	27,851

Interest income and gains (losses) on financial instruments at fair value	92,344	10,650	159,435	73,711

Financial assets at fair value	92,053	11,483	156,228	72,795

Other	291	(833)	3,207	916

Total interest income and gains (losses) on financial instruments	294,958	70,140	607,196	293,267

The interest income presented above from credit card, lending and other assets at amortized cost represents interest revenue calculated using the effective interest method. Financial assets at fair value comprises interest and the fair value changes on financial assets at fair value.

b) Fee and commission income

	Three-month period ended		Nine-month period ended

	9/30/2021	9/30/2020	9/30/2021	9/30/2020

Interchange fees	130,469	62,435	321,443	172,452

Recharge fees	13,842	4,783	32,144	8,631

Rewards revenue	7,122	4,313	21,003	17,472

Late fees	13,315	6,353	34,342	22,974

Other fee and commission income	21,201	8,062	45,930	19,772

Total fee and commission income	185,949	85,946	454,862	241,301

Fee and commission income are presented by fee types that reflect the nature of the services offered by the Group. Recharge fees comprises the selling price of telecom prepaid credits to customers, net of its acquisition costs.

c) Interest and other financial expenses

	Three-month period ended		Nine-month period ended

	9/30/2021	9/30/2020	9/30/2021	9/30/2020

Interest expense on deposits[i]	91,098	19,108	165,642	65,254

Other interest and similar expenses	10,295	4,876	24,730	17,281

Interest and other financial expenses	101,393	23,984	190,372	82,535

i.	Nu pays interest equivalent to 100% of the Brazilian CDI rate on all deposits from customers with daily maturity, and from 102% to 126% of the Brazilian CDI rate on time deposits from customers.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

d) Transactional expenses

	Three-month period ended		Nine-month period ended

	9/30/2021	9/30/2020	9/30/2021	9/30/2020

Bank slip costs	9,171	14,141	28,106	33,636

Rewards expenses	10,255	6,603	26,732	21,569

Credit and debit card network costs	1,501	5,279	14,898	13,810

Other transactional expenses	7,633	5,887	14,955	18,635

Total transactional expenses	28,560	31,910	84,691	87,650

7. Credit loss allowance expenses

	Three-month period ended		Nine-month period ended

	9/30/2021	9/30/2020	9/30/2021	9/30/2020

Additions	126,875	48,322	237,654	132,279

Reversals	(40,728)	(16,678)	(34,561)	(22,366)

Net increase of loss allowance (note 13)	86,147	31,644	203,093	109,913

Recovery	(6,400)	(5,739)	(18,079)	(12,297)

Credit card receivables	79,747	25,905	185,014	97,616

Additions	67,612	9,447	132,055	20,366

Reversals	(20,170)	(2,337)	(35,744)	(4,095)

Net increase of loss allowance (note 14)	47,442	7,110	96,311	16,271

Recovery	(184)	(76)	(358)	(104)

Loans to customers	47,258	7,034	95,953	16,167

Total	127,005	32,939	280,967	113,783

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

8. Operating expenses

	Three-month period ended 9/30/2021

	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	18,779	18,599	—	—	37,378

Credit analysis and collection costs	9,031	7,659	—	—	16,690

Customer services	14,628	2,203	—	—	16,831

Salaries and associated benefits	5,610	59,303	2,317	—	67,230

Credit and debit card issuance costs	2,179	8,165	—	—	10,344

Share-based compensation (note 10)	—	43,913	—	—	43,913

Specialized services expenses	—	6,212	—	—	6,212

Other personnel costs	630	5,092	76	—	5,798

Depreciation and amortization	703	4,951	—	—	5,654

Marketing expenses	—	—	23,175	—	23,175

Others	89	10,430	—	1,962	12,481

Total	51,649	166,527	25,568	1,962	245,706

	Three-month period ended 9/30/2020

	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	9,800	8,112	—	—	17,912

Credit analysis and collection costs	8,701	61	—	—	8,762

Customer services	6,237	948	—	—	7,185

Salaries and associated benefits	3,305	23,180	938	—	27,423

Credit and debit card issuance costs	367	1,048	—	—	1,415

Share-based compensation (note 10)	—	13,254	—	—	13,254

Specialized services expenses	—	3,182	—	—	3,182

Other personnel costs	410	1,862	47	—	2,319

Depreciation and amortization	—	890	—	—	890

Marketing expenses	—	—	3,103	—	3,103

Others	110	4,251	—	2,106	6,467

Total	28,930	56,788	4,088	2,106	91,912

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

	Nine-month period ended 9/30/2021

	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	44,395	40,829	—	—	85,224

Credit analysis and collection costs	22,117	16,136	—	—	38,253

Customer services	32,716	5,038	—	—	37,754

Salaries and associated benefits	14,161	127,134	4,890	—	146,185

Credit and debit card issuance costs	8,539	17,801	—	—	26,340

Share-based compensation (note 10)	—	135,312	—	—	135,312

Specialized services expenses	—	19,827	—	—	19,827

Other personnel costs	1,569	11,081	184	—	12,834

Depreciation and amortization	967	9,929	—	—	10,896

Marketing expenses	—	—	39,992	—	39,992

Others	283	21,583	—	13,207	35,073

Total	124,747	404,670	45,066	13,207	587,690

	Nine-month period ended 9/30/2020

	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	36,306	22,621	—	—	58,927

Credit analysis and collection costs	15,948	7,757	—	—	23,705

Customer services	26,901	4,208	—	—	31,109

Salaries and associated benefits	10,390	69,924	1,869	—	82,183

Credit and debit card issuance costs	4,069	10,112	—	—	14,181

Share-based compensation (note 10)	—	29,662	—	—	29,662

Specialized services expenses	—	11,188	—	—	11,188

Other personnel costs	1,422	7,644	93	—	9,159

Depreciation and amortization	—	3,783	—	—	3,783

Marketing expenses	—	—	9,564	—	9,564

Others	420	17,492	—	25,446	43,358

Total	95,456	184,391	11,526	25,446	316,819

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

9. Earnings per share

The following table reflects the net loss and share data used in the basic and diluted earnings per share (“EPS”) calculations:

	Three-month period ended		Nine-month period ended

	9/30/2021	9/30/2020	9/30/2021	9/30/2020

Loss attributable to shareholders of the parent company	(34,212)	(32,562)	(98,915)	(64,434)

Total weighted average of ordinary outstanding shares – basic and diluted (in thousands of shares)	1,423,876	1,320,606	1,379,271	1,309,861

Loss per share – basic and diluted (USD)	(0.0240)	(0.0247)	(0.0717)	(0.0492)

Antidilutive instruments not considered on the weighted number of shares (in thousands of shares)	3,091,291	2,977,376	3,091,291	2,977,376

The Company has instruments that will become ordinary shares upon the exercise, vesting, conversion, or upon the satisfaction of specific conditions related to business combinations. These instruments were considered antidilutive because they would decrease the loss per share. These antidilutive instruments were not included in the weighted number of shares for the diluted earnings per share and they comprise SOPs, RSUs, and Awards described in note 10, preferred and contingent shares described in note 27 and the senior preferred shares described in note 23. The number of shares for all periods presented were adjusted to reflect the 6-for-1 forward share split approved on August 30, 2021 (note 27).

10. Share-based payments

The Group’s employee incentives include share settled awards in the form of stock, offering employees (a) the opportunity to purchase ordinary shares by exercising options (Stock Options – “SOPs”) or (b) receiving ordinary shares (Restricted Stock Units – “RSUs”) upon vesting.

The cost of the employee services received in respect of the SOPs and RSUs granted is recognized in the statement of profit or loss over the period that employees provide services and according to the vesting conditions. The Group has also issued Awards that grant shares upon the achievement of market conditions related to the valuation of the Company. RSU incentive was implemented in 2020 and is expected to be the main incentive going forward.

There were no changes to the terms and conditions of the SOPs, RSUs and Awards after the grant date.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

The changes in the number of SOPs and RSUs is as follows. WAEP is the weighted average exercise price and WAGDFV is the weighted average fair value at the grant date:

SOPs	09/30/2021	WAEP (US$)	12/31/2020	WAEP (US$)

Outstanding on January 1	42,515,821	1.58	51,034,938	0.91

Granted during the period/year	1,139,667	15.52	3,376,767	9.92

Exercised during the period/year	(6,901,495)	0.84	(6,804,750)	0.24

Forfeited during the period/ year	(794,476)		(5,091,134)

Balances before 6-for-1 forward share split	35,959,517	2.41	42,515,821	1.58

Issuance of options due to 6-for-1 forward split (note 27)	179,797,583

Outstanding at September 30 / December 31	215,757,100	0.40	42,515,821	1.58

Exercisable on September 30 / December 31	167,028,078	0.21	30,190,826	0.56

RSUs	09/30/2021	WAGDFV (US$)	12/31/2020	WAGDFV (US$)

Outstanding on January 1	5,294,454	10.47	—

Granted during the period/year	8,041,281	23.73	6,048,335	10.45

Vested during the period/year	(2,290,989)	(14.56)	(430,680)	10.46

Forfeited during the period/year	(1,104,989)		(323,201)

Balances before 6-for-1 forward share split	9,939,757	19.97	5,294,454	10.47

Issuance of RSUs due to 6-for-1 forward split (note 27)	49,698,782

Outstanding at September 30 / December 31	59,638,539	3.33	5,294,454	10.47

	Three-month period ended		Nine-month period ended

	09/30/2021	09/30/2020	09/30/2021	09/30/2020

SOPs, RSUs and Awards granted during the period - equity	30,137	7,555	92,463	21,608

Total expenses for taxes and social charges, with corresponding increase in liability	2,804	4,577	17,552	6,505

Liability provision for taxes presented as salaries, allowances and social security contributions	26,358	7,366	26,358	7,366

11. Cash and cash equivalents

	09/30/2021	12/31/2020

Reverse repurchase agreement in foreign currency	732,680	1,783,988

Short-term investments	1,096,495	407,520

Bank balances	86,311	142,934

Other cash and cash equivalents	81,239	9,338

Total	1,996,725	2,343,780

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

Cash and cash equivalents are held to meet short-term cash needs. This includes deposits with banks and other short-term highly liquid investments with original maturities of three-months or less and with an immaterial risk of change in value.

The reverse repurchase agreements and short-term investments are mainly in Brazilian Reais, and its average rate of remuneration as of September 30, 2021, and December 31, 2020 is substantially 100% of the Brazilian CDI rate, which is set daily and represents the average rate at which Brazilian banks were willing to borrow/lend to each other for one day.

Other cash and cash equivalents include cash reserves used for the Brazilian instant payment system (“PIX”).

12. Securities

	09/30/2021					12/31/2020
			Maturities

Financial instruments at FVTPL	Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value

Financial treasury bills (LFT)[i]	1,681,789	1,682,825	—	1,351,990	330,835	1,836,139

National treasury bills (LTN)[i]	3,052,566	2,897,959	—	1,460,608	1,437,351	2,300,676

National treasury notes (NTN)[i]	334	311	—	—	311	408

Bank receipt of deposits (RDB)ii	1	1	—	—	1	1

Investment fundsiii	88,011	88,011	88,011	—	—	150,030

Bill of credit (LC)	26	27	—	5	22	23

Certificate of bank deposits (CDB)	148	148	—	137	11	—

Real estate and agribusiness letter of credit (CRIs/CRAs)	1,275	1,287	—	9	1,278	—

Debentures	357	357	—	1	356	—

Equity instrument	9,088	9,088	9,088	—	—	—

Total financial instruments at FVTPL	4,833,595	4,680,014	97,099	2,812,750	1,770,165	4,287,277

Financial treasury bills (LFT) (i)	1,762,008	1,762,937	—	457,906	1,305,031

National treasury bills (LTN) (i)	73,843	73,847	—	—	73,847

Debentures	919	931	—	—	931

Total financial instruments at FVTOCI	1,836,770	1,837,715	—	457,906	1,379,809	—

i.

Includes US$1,663,583 (US$1,534,858 on 12/31/2020) held by the subsidiaries for regulatory purposes, as required by the Brazilian Central Bank. It also includes Brazilian government securities margins pledged by the Group for transactions on the Brazilian stock exchange in the amount of US$107,070 (US$112,412 on 12/31/2020). The LFTs, LTNs and NTNs had an average return of 109.9% of CDI in the nine-month period ended September 30, 2021 (89.5% during 2020) and are classified as Level 1 in the fair value hierarchy, as described in note 25.

ii.	Refers to Bank Receipt of Deposits (“RDBs”) with floating interest rates, classified as Level 2 in the fair value hierarchy, as described in note 25.

iii.

Refers to investments in funds in which assets are mostly Brazilian sovereign bonds. The fair value of these investments is determined based on the quota value, and these instruments are classified as level 2 in the fair value hierarchy. Such investments are indexed to the Brazilian CDI rate and had an average return of 96% of the Brazilian CDI rate in the nine-month period ended September 30, 2021 (89.5% during 2020).

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

13. Credit card receivables

a) Composition of receivables

	09/30/2021	12/31/2020

Receivables – current[i]	2,052,437	1,475,417

Receivables – installments[i]	2,045,231	1,443,793

Receivables – revolvingii	270,206	199,662

Total receivables	4,367,874	3,118,872

CREDIT CARD ECL ALLOWANCE

Presented as deduction of receivables	(306,369)	(209,965)

Presented as “Other liabilities”	(7,954)	(7,577)

Total credit card ECL allowance	(314,323)	(217,542)

Receivables, net	4,053,551	2,901,330

Total receivables presented as assets	4,061,505	2,908,907

i.

Current receivables are related to purchases made by customers due on the next credit card billing date. “Receivables—installments” is related to purchases in installments (“parcelado” in Brazil) which are financed by the merchant. With this product, the cardholder’s purchase is paid in up to 12 equal monthly installments. The cardholder’s credit limit is initially reduced by the total amount and the installments become due and payable on the cardholder’s subsequent monthly credit card statements. The Group makes the corresponding payments to the credit card network (see note 19) following a similar schedule. As receipts and payments are aligned, the Group does not incur significant financing costs with this product, however it is exposed to the credit risk of the cardholder as it is obliged to make the payments to the credit card network even if the cardholder does not pay. “Receivables—installments” also includes the amounts of credit card bills not fully paid by the customers and that have been converted into payments in installments with a fixed interest rate (“fatura parcelada”).

ii.

Revolving receivables are amounts due from customers that have not paid in full their credit card bill. Customers may request to convert these receivables in loans to be paid in installments. In accordance with Brazilian regulation, revolving balances that are outstanding for more than 2 months are mandatorily converted into “fatura parcelada”—a type of installment loan which is settled through the customer’s monthly credit card bills.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

b) Breakdown by maturity

	09/30/2021		12/31/2020

	Amount	%	Amount	%

INSTALLMENTS OVERDUE BY:

<= 30 days	80,950	1.8%	29,512	0.9%

30 < 60 days	28,714	0.6%	9,109	0.3%

60 < 90 days	21,350	0.5%	9,369	0.3%

> 90 days	115,113	2.3%	98,573	3.2%

Total overdue installments	246,127	5.2%	146,563	4.7%

INSTALLMENTS NOT OVERDUE DUE IN:

<= 30 days	2,048,631	46.3%	1,418,770	45.5%

30 < 60 days	763,310	17.8%	587,550	18.8%

> 60 days	1,309,806	30.7%	965,989	31.0%

Total not overdue installments	4,121,747	94.8%	2,972,309	95.3%

Total	4,367,874	100.0%	3,118,872	100.0%

c) Credit loss allowance – by stages and stage 2 triggers

As of September 30, 2021, the credit loss allowance totaled US$314,323 (US$217,542 on December 31, 2020). The provision is provided by a model estimation, consistently applied, which is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the credit loss allowance represents in comparison to the Group’s gross receivables coverage ratio is also monitored, in order to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator. It is monitored according to the Group’s RAS—Risk Appetite Statement, supporting the decision-making process and is discussed in the primary credit forums along with the Group.

All receivables are classified through stages, where: (i) stage 1 is destined to all receivables not classified in stages 2 and 3; (ii) stage 2 is related to all receivables with more than 30 (thirty) days in arrears, or with an increase in client’s behavior risk score, and (iii) stage 3 when receivables are more than 90 (ninety) days in arrears, or there are indicatives that the financial asset will not be fully paid without a collateral or financial guarantee.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

Distribution within the stages as of September 30, 2021 showed a greater concentration in stage 2 portfolio when compared to December 31, 2020, indicating a risk normalization after the risk decrease observed in 2020 (see note 13 f) about COVID impacts) with the majority of the Group’s credit card portfolio being classified as stage 1, followed by stages 2 and 3, respectively.

	09/30/2021

	Gross Exposures	%	Loss Allowance	%	Coverage Ratio (%)

Stage 1	3,767,538	86.2%	94,756	30.1%	2.5%

Stage 2	435,535	10.0%	108,925	34.7%	25.0%

Absolute Trigger (Days Late)	105,228	24.2%	46,474	42.7%	44.2%

Relative Trigger (PD deterioration)	330,307	75.8%	62,451	57.3%	18.9%

Stage 3	164,801	3.8%	110,642	35.2%	67.1%

Total	4,367,874	100.0%	314,323	100.0%	7.2%

	12/31/2020

	Gross Exposures	%	Loss Allowance	%	Coverage Ratio (%)

Stage 1	2,799,999	89.8%	79,296	36.5%	2.8%

Stage 2	202,673	6.5%	60,391	27.8%	29.8%

Absolute Trigger (Days Late)	50,375	24.9%	22,172	36.7%	44.0%

Relative Trigger (PD deterioration)	152,298	75.1%	38,219	63.3%	25.1%

Stage 3	116,200	3.7%	77,855	35.7%	67.0%

Total	3,118,872	100.0%	217,542	100.0%	7.0%

As of September 30, 2021 and December 31, 2020, most of the stage 2 exposure arose from contracts that had a significant increase in their probabilities of default (PDs). Stage 2 exposure concentration is higher on September 30, 2021 compared with December 31, 2020, following the movements of risk observed in the portfolio as described in note 13(f) Credit loss allowance - COVID-19 impacts.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

d) Credit loss allowance – by credit quality vs. stages

	09/30/2021

	Gross Exposures	%	Loss Allowance	%	Coverage Ratio (%)

Strong (PD < 5%)	3,290,557	75.3%	38,061	12.1%	1.2%

Stage 1	3,289,111	100.0%	37,983	99.8%	1.2%

Stage 2	1,446	0.0%	78	0.2%	5.4%

Satisfactory (5% <= PD <= 20%)	528,125	12.1%	46,431	14.8%	8.8%

Stage 1	395,682	74.9%	34,436	74.2%	8.7%

Stage 2	132,443	25.1%	11,995	25.8%	9.1%

Higher Risk (PD > 20%)	549,192	12.6%	229,831	73.1%	41.8%

Stage 1	82,745	15.1%	22,337	9.7%	27.0%

Stage 2	301,646	54.9%	96,852	42.1%	32.1%

Stage 3	164,801	30.0%	110,642	48.1%	67.1%

Total	4,367,874	100.0%	314,323	100.0%	7.2%

	12/31/2020

	Gross Exposures	%	Loss Allowance	%	Coverage Ratio (%)

Strong (PD < 5%)	2,524,909	81.0%	40,629	18.7%	1.6%

Stage 1	2,523,792	100.0%	40,540	99.8%	1.6%

Stage 2	1,117	0.0%	89	0.2%	8.0%

Satisfactory (5% <= PD <= 20%)	320,492	10.3%	39,089	18.0%	12.2%

Stage 1	244,979	76.4%	28,645	73.3%	11.7%

Stage 2	75,513	23.6%	10,444	26.7%	13.8%

Higher Risk (PD > 20%)	273,471	8.7%	137,824	63.3%	50.4%

Stage 1	31,228	11.4%	10,111	7.3%	32.4%

Stage 2	126,043	46.1%	49,858	36.2%	39.6%

Stage 3	116,200	42.5%	77,855	56.5%	67.0%

Total	3,118,872	100.0%	217,542	100.0%	7.0%

There was a significant concentration of receivables at stage 1 based on credit quality. Receivables with satisfactory risk are distributed between stages 1 and 2, mostly at stage 1.

Defaulted assets (stage 3) are classified as higher risk, which also accounts for a large proportion of stage 2 exposure. Stage 1 receivables classified as higher risk are those customers with low credit risk scores.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

In the first quarter of 2021, Brazil suffered a worsening of the pandemic scenario and the end of the temporary government “Emergency Aid”. At the same time, credit risk indicators worsened, although they remained at lower levels than during the pre-pandemic crisis, which moved the portfolio towards more risk segments on September 30, 2021 when compared with December 31, 2020.

On the other hand, coverage ratios for risk classifications within stages 1 and 2 are lower on September 30, 2021 when compared with December 31, 2020, reflecting a better macroeconomic scenario and a lower uncertainty due to an improvement in the health crisis scenario - more details in note 13(f).

e) Credit loss allowance – changes

The following tables show the reconciliations from the opening to the closing balance of the credit loss allowance by stages of the financial instruments.

	09/30/2021

	Stage 1	Stage 2	Stage 3	Total

Loss allowance at beginning of year	79,296	60,391	77,855	217,542

Transfers from Stage 1 to Stage 2	(12,764)	12,764	—	—

Transfers from Stage 2 to Stage 1	14,060	(14,060)	—	—

Transfers to Stage 3	(5,597)	(23,946)	29,543	—

Transfers from Stage 3	122	70	(192)	—

Write-offs	—	—	(94,346)	(94,346)

Net increase of loss allowance	23,603	77,474	102,016	203,093

New originations[a]	58,941	5,986	1,970	66,897

Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(35,132)	71,370	100,010	136,248

Changes to models used in calculation[b]	(206)	118	36	(52)

Effect of changes in exchange rates (OCI)	(3,964)	(3,768)	(4,234)	(11,966)

Loss allowance at end of the period	94,756	108,925	110,642	314,323

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

	12/31/2020

	Stage 1	Stage 2	Stage 3	Total

Loss allowance at beginning of year	68,437	75,531	79,929	223,897

Transfers from Stage 1 to Stage 2	(4,252)	4,252	—	—

Transfers from Stage 2 to Stage 1	27,974	(27,974)	—	—

Transfers to Stage 3	(3,929)	(11,252)	15,181	—

Transfers from Stage 3	246	129	(375)	—

Write-offs	—	—	(116,856)	(116,856)

Net increase of loss allowance	6,154	36,643	117,973	160,770

New originations[a]	27,727	2,421	1,376	31,524

Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(9,593)	33,474	104,248	128,129

Changes to models used in calculation[b]	(11,980)	748	12,349	1,117

Effect of changes in exchange rates (OCI)	(15,334)	(16,938)	(17,997)	(50,269)

Loss allowance at end of the year	79,296	60,391	77,855	217,542

a.	Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

b.	Related to methodology changes occurred during the period, reflecting observed risks extending over a period of time, according to the Group’s processes of model monitoring.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

The following table presents changes in the gross carrying amount of the credit card portfolio to help explain their effects to the changes in the loss allowance for the same portfolio as discussed above. “Net change of gross carrying amount” includes acquisitions, payments, and interest accruals”.

	09/30/2021

	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of year	2,799,999	202,673	116,200	3,118,872

Transfers from Stage 1 to Stage 2	(197,216)	197,216	—	—

Transfers from Stage 2 to Stage 1	57,589	(57,589)	—	—

Transfers to Stage 3	(50,433)	(59,995)	110,428	—

Transfers from Stage 3	122	69	(191)	—

Write-offs	—	—	(94,724)	(94,724)

Net change of gross carrying amount	1,307,654	167,229	39,417	1,514,300

Effect of changes in exchange rates (OCI)	(150,177)	(14,068)	(6,329)	(170,574)

Gross carrying amount at end of the period	3,767,538	435,535	164,801	4,367,874

	12/31/2020

	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of year	2,484,556	389,734	136,131	3,010,421

Transfers from Stage 1 to Stage 2	(79,734)	79,734	—	—

Transfers from Stage 2 to Stage 1	162,232	(162,232)	—	—

Transfers to Stage 3	(43,582)	(49,951)	93,533	—

Transfers from Stage 3	435	226	(661)	—

Write-offs	—	—	(116,856)	(116,856)

Net change of gross carrying amount	839,461	31,990	34,640	906,091

Effect of changes in exchange rates (OCI)	(563,369)	(86,828)	(30,587)	(680,784)

Gross carrying amount at end of the year	2,799,999	202,673	116,200	3,118,872

f) Credit loss allowance – COVID-19 impacts

Throughout 2020, government responses to the COVID-19 pandemic, including the “Emergency Aid”, changed the portfolio credit behavior, reducing delinquency and improving other risk indicators at year end.

Brazil experienced a worsening of the pandemic crisis in the first quarter of 2021, however, with the imposition of new restriction measures and the vaccination starting to reach more segments of the population, the health crisis showed signs of stabilization. In parallel the government resumed the “Emergency Aid” program in April 2021, which had been closed since January 2021, but with lower values and reaching fewer people.

As a consequence, the portfolio has started to show some signs of risk deterioration, although the risk levels continue to be below what was observed before the COVID-19 crisis, leading to a concentration of 78% of the portfolio classified as strong (PD < 5%) segment as of September 30, 2021 (81% on December 31, 2020).

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

The Group expects that a more positive scenario arises from the health crisis stabilization, but there is still uncertainty about the Group’s risk indicators trends, once the government programs, such as the “Emergency Aid” are lifted. Given this scenario, the post-model adjustment continues to be applied, but at a lower level when compared with December 31, 2020, which contributed to the lowering of the coverage ratios in credit cards. The total amount of the post-model adjustment for September 30, 2021 was US$10,150 (US$48,809 as of December 31, 2020), as shown in note 5a.

The Group continues to monitor the crisis and the government responses to the crisis and its effects on Nu’s customer behavior.

14. Loans to customers

a) Breakdown of receivables

	09/30/2021	12/31/2020

Lending to individuals	903,061	200,904

Loan ECL allowance	(110,325)	(26,210)

Total	792,736	174,694

b) Breakdown by maturity

The following table shows loans to customers by maturity on September 30, 2021 and December 31, 2020.

	09/30/2021

	Overdue	%	Due in less than 1 year	%	Due between 1 and 5 years	%	Total	%

Installment loans to individuals	26,468	3%	757,039	84%	119,554	13%	903,061	100%

Total	26,468	3%	757,039	84%	119,554	13%	903,061	100%

Of which:	26,468	3%	757,039	84%	119,554	13%	903,061	100%

Fixed interest rate	26,468	3%	757,039	84%	119,554	13%	903,061	100%

	12/31/2020

	Overdue	%	Due in less than 1 year	%	Due between 1 and 5 years	%	Total	%

Installment loans to individuals	7,369	3%	170,077	85%	23,458	12%	200,904	100%

Total	7,369	3%	170,077	85%	23,458	12%	200,904	100%

Of which:	7,369	3%	170,077	85%	23,458	12%	200,904	100%

Fixed interest rate	7,369	3%	170,077	85%	23,458	12%	200,904	100%

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

c) Credit loss allowance – by stages and stage 2 triggers

The tables below show the credit loss allowance by stages as of September 30, 2021 and December 31, 2020.

	09/30/2021

	Gross Exposures	%	Loss Allowance	%	Coverage Ratio

Stage 1	751,478	83.2%	40,668	36.9%	5.4%

Stage 2	115,579	12.8%	37,746	34.2%	32.7%

Absolute Trigger (Days Late)	18,492	16.0%	14,620	38.7%	79.1%

Relative Trigger (PD deterioration)	97,087	84.0%	23,126	61.3%	23.8%

Stage 3	36,004	4.0%	31,911	28.9%	88.6%

Total	903,061	100.0%	110,325	100,0%	12.2%

	12/31/2020

	Gross Exposures	%	Loss Allowance	%	Coverage Ratio

Stage 1	168,744	84.0%	10,532	40.2%	6.2%

Stage 2	22,634	11.3%	7,136	27.2%	31.5%

Absolute Trigger (Days Late)	3,819	16.9%	2,873	40.3%	75.2%

Relative Trigger (PD deterioration)	18,815	83.1%	4,263	59.7%	22.7%

Stage 3	9,526	4.7%	8,542	32.6%	89.7%

Total	200,904	100.0%	26,210	100.0%	13.0%

Portfolio coverage ratio was lower as of September 30, 2021 when compared with December 31, 2020, reflecting an improvement in the macroeconomic environment and lower uncertainty due to a gradual improvement in the health crisis situation (more details in note 14-f about COVID impacts).

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

d) Credit loss allowance – by credit quality vs stages

	09/30/2021

	Gross Exposures	%	Loss Allowance	%	Coverage Ratio

Strong (PD < 5%)	291,021	32.2%	2,796	2.5%	1.0%

Stage 1	281,240	96.6%	2,666	95.4%	0.9%

Stage 2	9,781	3.4%	130	4.6%	1.3%

Satisfactory (5% <= PD <= 20%)	470,510	52.1%	30,952	28.1%	6.6%

Stage 1	442,325	94.0%	29,061	93.9%	6.6%

Stage 2	28,185	6.0%	1,891	6.1%	6.7%

Higher Risk (PD > 20%)	141,530	15.7%	76,577	69.4%	54.1%

Stage 1	27,913	19.8%	8,941	11.6%	32.0%

Stage 2	77,613	54.8%	35,725	46.7%	46.0%

Stage 3	36,004	25.4%	31,911	41.7%	88.6%

Total	903,061	100.0%	110,325	100.0%	12.2%

	12/31/2020

	Gross Exposures	%	Loss Allowance	%	Coverage Ratio

Strong (PD < 5%)	66,754	33.2%	947	3.6%	1.40%

Stage 1	66,607	99.8%	939	99.2%	1.40%

Stage 2	147	0.2%	8	0.8%	5.40%

Satisfactory (5% <= PD <= 20%)	99,909	49.7%	8,416	32.1%	8.40%

Stage 1	97,421	97.5%	8,175	97.1%	8.40%

Stage 2	2,488	2.5%	241	2.9%	9.70%

Higher Risk (PD > 20%)	34,241	17.1%	16,847	64.3%	49.20%

Stage 1	4,716	13.8%	1,418	8.4%	30.10%

Stage 2	19,998	58.4%	6,888	40.9%	34.40%

Stage 3	9,527	27.8%	8,541	50.7%	89.70%

Total	200,904	100.0%	26,210	100.0%	13.0%

Most of the credit quality of this portfolio is classified as satisfactory, followed by strong and higher risk. Receivables with satisfactory and strong risk have a high distribution of stage 1.

The gross carrying amount increased by 449.5% versus December 31, 2020. All newly originated loans are initially classified in Stage 1.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

e) Credit loss allowance – changes

The following tables show reconciliations from the opening to the closing balance of the provision for credit losses by the stages of the financial instruments. The explanation of each stage and the basis for determining transfers due to changes in credit risk is set out in the Company’s accounting policies, as disclosed in the annual consolidated financial statements as of December 31, 2020.

	09/30/2021

	Stage 1	Stage 2	Stage 3	Total

Loss allowance at beginning of year	10,532	7,136	8,542	26,210

Transfers from Stage 1 to Stage 2	(1,180)	1,180	—	—

Transfers from Stage 2 to Stage 1	970	(970)	—	—

Transfers to Stage 3	(1,383)	(4,076)	5,459	—

Transfers from Stage 3	12	128	(140)	—

Write-offs	—	—	(9,276)	(9,276)

Net increase of loss allowance	32,816	35,300	28,195	96,311

New originations [a]	102,099	15,746	3,848	121,693

Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(65,573)	14,382	24,318	(26,873)

Changes to models used in calculation (b)	(3,710)	5,172	29	1,491

Effect of changes in exchange rates (OCI)	(1,099)	(952)	(869)	(2,920)

Loss allowance at end of the period	40,668	37,746	31,911	110,325

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

	12/31/2020

	Stage 1	Stage 2	Stage 3	Total

Loss allowance at beginning of year	1,300	2,072	1,618	4,990

Transfers from Stage 1 to Stage 2	(54)	54	—	—

Transfers from Stage 2 to Stage 1	346	(346)	—	—

Transfers to Stage 3	(164)	(176)	340	—

Transfers from Stage 3	—	6	(6)	—

Write-offs	—	—	(4,525)	(4,525)

Net increase of loss allowance	9,462	6,030	11,528	27,020

New originations[a]	19,354	2,600	716	22,670

Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(11,118)	3,038	10,609	2,529

Changes to models used in calculation[b]	1,226	392	203	1,821

Effect of changes in exchange rates (OCI)	(358)	(504)	(413)	(1,275)

Loss allowance at end of the year	10,532	7,136	8,542	26,210

a.	Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

b.	Related to methodology changes occurred during the period, reflecting observed risks extending over a period, according to the Group’s processes of model monitoring.

The following table further explains changes in the gross carrying amount of the loan portfolio to help explain the changes in the loss allowance for the same portfolio as discussed above. “Net increase of gross carrying amount” includes the principal issuances net of payments or interest recognized net of payment.

	09/30/2021

	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of year	168,744	22,634	9,526	200,904

Transfers from Stage 1 to Stage 2	(13,695)	13,695	—	—

Transfers from Stage 2 to Stage 1	4,949	(4,949)	—	—

Transfers to Stage 3	(9,974)	(7,543)	17,517	—

Transfers from Stage 3	14	145	(159)	—

Write-offs	—	—	(8,534)	(8,534)

Net increase of gross carrying amount	621,104	94,537	18,632	734,273

Effect of changes in exchange rates (OCI)	(19,664)	(2,940)	(978)	(23,582)

Gross carrying amount at end of the period	751,478	115,579	36,004	903,061

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

	12/31/2020

	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of year	44,513	16,335	2,166	63,014

Transfers from Stage 1 to Stage 2	(1,951)	1,951	—	—

Transfers from Stage 2 to Stage 1	2,621	(2,621)	—	—

Transfers to Stage 3	(2,997)	(1,314)	4,311	—

Transfers from Stage 3	—	8	(8)	—

Write-offs	—	—	(4,525)	(4,525)

Net increase of gross carrying amount	137,483	12,013	8,123	157,619

Effect of changes in exchange rates (OCI)	(10,925)	(3,738)	(541)	(15,204)

Gross carrying amount at end of the year	168,744	22,634	9,526	200,904

f) Credit loss allowance – COVID-19 impacts

During the course of 2020, the actions taken by the government through the “Emergency Aid” and social distancing measures, changed credit behavior, culminating in a risk reduction which was captured by the Group’s models.

Meanwhile, the beginning of 2021 brought about a worsening of the pandemic crisis and macroeconomic outlook, which was followed by a similar change to the risk indicators. However, the government resumed the “Emergency Aid” in April and the vaccinations started to accelerate generating a better macroeconomic outlook. In addition, the portfolio’s risk indicators showed stability and are still below what was recorded during the pre-crisis period.

Similar to the Credit Card Portfolio (note 13-f), the Group expects that a more positive scenario arises from the stabilization of the health crisis. Given this scenario, the post-model adjustment continues to be applied, but at a lower level when compared with December 31, 2020. As of September 30, 2021, the total amount of the post-model adjustment for loss allowances for loans receivables in the amount of US$1,157 (US$2,307 as of December 31, 2020), as shown in note 5a. Within this context, the coverage ratio on December 31, 2020 of 13.0% decreased to 12.2% on September 30, 2021.

The Group continues to monitor the crisis and the government responses and its effects on changes in Nu’s personal loan customer behavior.

15. Other assets

	9/30/2021	12/31/2020

Taxes recoverable	46,035	31,702

Deferred expenses[i]	64,031	24,953

Judicial deposits (note 21)	15,679	16,440

Advances to suppliers and employees	18,083	10,192

Prepaid expenses	16,305	8,301

Other assets	11,037	31,907

Total	171,170	123,495

i.	Refers to credit card issuance costs, including printing, packing, and shipping costs, among others. The expenses are amortized based on the card’s life, adjusted for any cancelations.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

16. Derivative financial instruments

The Group executes transactions with derivative financial instruments, which are intended to meet its own needs in order to reduce its exposure to market, currency and interest-rate risks. The derivatives are classified as at fair value through profit or loss, except the ones in cash flow hedge accounting strategies, for which the effective portion of gains or losses on derivatives is recognized directly in other comprehensive income. The management of these risks is conducted through determining limits, and the establishment of operating strategies. The derivative contracts are considered level 1 or 2 in the fair value hierarchy and are used to hedge exposures, but hedge accounting is adopted only for forecast transactions related to the cloud infrastructure and certain software licenses used by Nu.

	9/30/2021
		Fair values

	Notional amount	Assets	Liabilities

DERIVATIVES CLASSIFIED AS FAIR VALUE THROUGH PROFIT OR LOSS

Interest rate contracts – Future	7,957,107	2,540	(3)

Currency exchange rate contracts – Future	87,685	300	(71)

Interest rate contracts – Swap	9,756	13	(89)

Forward contracts	86,408	86,408	(86,408)

DERIVATIVES HELD FOR HEDGING

DESIGNATED AS CASH FLOW HEDGES

Exchange rate contracts – Future	74,230	282	(67)

Total	8,215,186	89,543	(86,638)

	12/31/2020
		Fair values

	Notional amount	Assets	Liabilities

DERIVATIVES CLASSIFIED AS FAIR VALUE THROUGH PROFIT OR LOSS

Interest rate contracts – Future	2,964,368	5	(2,421)

Currency exchange rate contracts – Future	65,961	27	(217)

Interest rate contracts – Swap	10,214	48	—

DERIVATIVES HELD FOR HEDGING

DESIGNATED AS CASH FLOW HEDGES

Exchange rate contracts – Future	44,140	—	(145)

Embedded derivatives in convertible instruments	—	—	(72,521)

Total	3,084,683	80	(75,304)

Futures contracts are traded on the Brazilian stock exchange (B3 S.A.—Brasil, Bolsa, Balcão or “B3”), with B3 itself as a counterparty and daily settlement.

Swap contracts are settled on a daily basis and are traded over the counter with financial institutions as counterparties. The total value of margins pledged by the Group in transactions on the stock exchange is exhibited in note 12.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

The table below shows the breakdown by maturity of the notional amounts:

	9/30/2021

	Up to 3 months	3 to 12 months	Over 12 months	Total

ASSETS

Interest rate contracts – Future	574,638	6,007	72	580,717

Exchange rate contracts – Future	161,913	—	—	161,913

Forward contracts	86,408	—	—	86,408

Total assets	822,959	6,007	72	829,038

LIABILITIES

Interest rate contracts – Future	4,436,059	1,084,701	1,855,632	7,376,392

Interest rate contracts – Swap	—	—	9,756	9,756

Total liabilities	4,436,059	1,084,701	1,865,388	7,386,148

Total	5,259,018	1,090,708	1,865,460	8,215,186

	12/31/2020

	Up to 3 months	3 to 12 months	Over 12 months	Total

ASSETS

Interest rate contracts – Future	368,048	143,381	3,488	514,917

Exchange rate contracts – Future	110,101	—	—	110,101

Total assets	478,149	143,381	3,488	625,018

LIABILITIES

Interest rate contracts – Future	39,393	242,931	2,167,127	2,449,451

Exchange rate contracts – Future	—	—	10,214	10,214

Total liabilities	39,393	242,931	2,177,341	2,459,665

Total	517,542	386,312	2,180,829	3,084,683

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

The table below shows the breakdown by maturity of the fair value amounts:

	9/30/2021

	Up to 12 months	Over 12 months	Total

Assets

Interest rate contracts – Future	80,989	2,460,290	2,541,279

Exchange rate contracts – Future	581,393	—	581,393

Forward contracts	86,408	—	86,408

Liabilities

Interest rate contracts – Future	(2,827)	(922)	(3,749)

Exchange rate contracts – Future	(138,118)	—	(138,118)

Interest rate contracts – Swap	—	(88,743)	(88,743)

Forward contracts	(86,408)	—	(86,408)

Total	521,437	2,370,625	2,892,062

	12/31/2020

	Up to 12 months	Over 12 months	Total

Assets

Interest rate contracts - Future	1,413	3,817	5,230

Exchange rate contracts - Future	22,464	—	22,464

Interest rate contracts - Swap	47,568	—	47,568

Liabilities

Interest rate contracts - Future	(53,353)	(2,367,010)	(2,420,363)

Exchange rate contracts - Future	(362,473)	—	(362,473)

Total	(344,381)	(2,363,193)	(2,707,574)

Analysis of derivatives designated as hedges

Hedges of foreign currency risk

The Group is exposed to foreign currency risk on forecast transaction expenses, primarily related to the cloud infrastructure and certain software licenses used by Nu. The Group managed its exposures to the variability in cash flows of foreign currency forecast transactions to movements in foreign exchange rates by entering into foreign exchange contracts (exchange futures). These instruments are entered into to match the cash flow profile of the estimated forecast transaction. They are exchange traded and settled on a daily basis.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

The Group applies hedge accounting to the forecast transactions related to its main cloud infrastructure contract. The effectiveness is assessed monthly by analyzing the critical terms. The critical terms of the hedging instrument and the amount of the forecasted hedged transactions are significantly the same. Derivatives are generally rolled over monthly. They are expected to occur in the same fiscal month as the maturity date of the hedging instrument. Therefore, the hedge is expected to be effective. Subsequent assessments of effectiveness are performed by verifying and documenting whether the critical terms of the hedging instrument and forecasted hedged transaction have changed during the period in review and whether it remains probable. If there are no such changes in critical terms, the Group will continue to conclude that the hedging relationship is effective.

Sources of ineffectiveness are differences in the amount and timing of forecast and actual payment of expenses.

	9/30/2021	12/31/2020

Balance at beginning of the period/year	49	1

Fair value change recognized in OCI during the period/year	343	8,302

Total amount reclassified from cash flow hedge reserve to income statement during the period/year	408	(8,223)

to “Customer support and operation”	197	(5,480)

to “General and administrative expenses”	230	(4,925)

Effect of changes in exchange rates (OCI)	(19)	2,182

Deferred income taxes	(294)	(31)

Balance at end of the period / year	506	49

The material future transactions that are the subject of the hedge are:

	9/30/2021			12/31/2020

	Up to 3 months	3 to 12 months	Total	Total

Expected foreign currency transactions	19,980	59,023	79,003	46,399

Total	19,980	59,023	79,003	46,399

17. Instruments eligible as capital

	9/30/2021	12/31/2020

FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Instruments eligible as capital	12,531	15,492

Total	12,531	15,492

In June 2019, the subsidiary Nu Financeira issued a subordinated financial letter in the amount equivalent to US$18,824 at the issuance date, which was approved as Tier 2 capital by the Brazilian Central Bank in September 2019. The note bears a fixed interest rate of 12.8% matures in 2029 and is callable in 2024.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

The Group designated the instruments eligible as capital at fair value through profit or loss at its initial recognition. The losses of fair value changes arising from its own credit risk in the amount of US$868 were recorded in other comprehensive income (gains of US$96 in the nine-month period ended September 30, 2020). All other fair value changes and interests in the amount of US$3,207 (US$916 in the nine-month period ended September 30, 2020) were recognized in profit or loss.

	9/30/2021	12/31/2020

Balance at beginning of the year	15,492	22,084

Interest accrued	1,596	1,689

Fair value changes	(4,803)	(3,673)

Own credit transferred to OCI	868	219

Effect of changes in exchange rates (OCI)	(622)	(4,827)

Balance at end of the period/year	12,531	15,492

18. Financial liabilities at amortized cost – deposits

	9/30/2021	12/31/2020

DEPOSITS BY CUSTOMERS[i]

Bank receipt of deposits (RDB)	6,425,177	4,445,705

Deposits in electronic money	1,588,409	1,029,284

Bank receipt of deposits (RDB-V)	57,003	90,360

Time depositii	19,246	19,513

Total	8,089,835	5,584,862

i.

In June 2019, Nu Financeira’s RDB was launched as an investment option in “NuConta’’. Unlike the deposits in electronic money, Nu can use the resources from RDB’s deposits in other operations and as funding for the lending and credit card operations. RDB’s deposits have a special guarantee from the Brazilian Deposit Guarantee Fund (“FGC”). Deposits in electronic money through “NuConta”, and part of the RDBs correspond to customer deposits on-demand with daily maturity made in the prepaid account, bearing interest equivalent to 100% of the Brazilian CDI rate, denominated in Brazilian Reais. In November 2019, Nu Financeira launched another type of RDB, the Linked Bank Receipt of Deposit (“RDB-V”), which has the same remuneration characteristics and daily liquidity as RDB.

In September 2020, Nu Financeira launched a new investment option – a RDB with scheduled redemption. Such modality differs from the common RDB, as it has redemption terms from 3 to 36 months and remuneration between 102% and 126% as of September 30, 2021 (102% and 126% on December 31, 2020) of the Brazilian CDI rate.

Deposits in electronic money also includes NuConta deposits as well as “Conta Nu Invest” amounts, the last corresponding to customer deposits on-demand with daily maturity made in their investment accounts. Those deposits are linked to government bonds (“LFTs”) and have average remuneration of 100% of the Brazilian CDI rate.

ii.

In July 2020, subsidiary Nu Financeira issued a time deposit instrument (“DPGE”), also with a special guarantee from FGC, in the amount of R$100,000 (equivalent to US$19,000 at the issuance date), remunerated at the Brazilian DI rate + 1% per annum and maturity on July 7, 2022.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

Breakdown by maturity

	9/30/2021

	Up to 12 months	Over 12 months	Total

Deposits by customers

Deposits in electronic money	1,588,409	—	1,588,409

Bank receipt of deposits (RDB)	6,380,566	44,611	6,425,177

Bank receipt of deposits (RDB-V)	57,003	—	57,003

Time deposit	—	19,246	19,246

Total	8,025,978	63,857	8,089,835

	12/31/2020

	Up to 12 months	Over 12 months	Total

Deposits by customers

Deposits in electronic money	1,029,284	—	1,029,284

Bank receipt of deposits (RDB)	4,415,892	29,813	4,445,705

Bank receipt of deposits (RDB-V)	90,360	—	90,360

Time deposit	—	19,513	19,513

Total	5,535,536	49,326	5,584,862

19. Financial liabilities at amortized cost – payables to credit card network

	9/30/2021	12/31/2020

Payables to credit card network[i]	4,080,123	3,329,879

Payables to clearing houses	47,568	1,379

Total	4,127,691	3,331,258

i.

Corresponds to the amount payable to the Mastercard brand related to credit card transactions. This amount is settled according to the transaction installments, substantially in up to 27 days for Brazilian transactions with no installments and 1 business day for international transactions. Sales in installments (“parcelado”) have monthly settlements over a period of up to 12 months. For Mexican and Colombian operations, the amounts are settled in 1 business day. The segregation of the settlement is shown in the table below:

Payables to credit card network	9/30/2021	12/31/2020

Up to 30 days	2,249,964	1,703,826

30 to 90 days	1,119,532	885,367

More than 90 days	710,627	740,686

Total	4,080,123	3,329,879

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

Collateral for credit card operations

As of September 30, 2021, the Group had US$11,379 (US$90,761 on December 31, 2020) of security deposits granted in favor of Mastercard. These securities are measured at fair value through profit and loss and are held as collateral for the amounts payable to the network and can be replaced by other securities with similar characteristics. The average remuneration rate of those deposits was 0.20% per month on September 30, 2021 (0.34% on December 31, 2020).

20. Financial liabilities at amortized cost – borrowing, financing and securitized borrowings

	9/30/2021	12/31/2020

Borrowings and financing	134,398	97,454

Securitized borrowings	26,759	79,742

Total	161,157	177,196

a) Borrowings and financings

Borrowings and financings maturities are as follows:

	9/30/2021

	Up to 3 months	3 to 12 months	Over 12 months	Total

BORROWINGS AND FINANCINGS

Bills of exchangeii	—	10,422	—	10,422

Term loan credit facilityiii	238	1,012	122,726	123,976

Total borrowings and financings	238	11,434	122,726	134,398

	12/31/2020

	Up to 3 months	3 to 12 months	Over 12 months	Total

BORROWINGS AND FINANCINGS

Financial letter[i]	—	60,126	—	60,126

Bills of exchangeii	5,620	1,588	10,476	17,684

Term loan credit facilityiii	—	254	19,389	19,644

Total borrowings and financings	5,620	61,968	29,865	97,454

i.	In June 2019, the Group issued a floating interest rate note in R$ in the amount equivalent to US$76,000 on the issuance date. The note was fully paid in June 2021.

ii.

Corresponds to fixed and floating rate bills of exchange in the amount equivalent to US$12,941 on the issuance date, with maturity dates between January and July 2022 and interest on floating rates as of September 30, 2021 between 100% and 118% (113% and 119 % as of December 31, 2020) of the Brazilian CDI and between 8.35% and 9.09% for the fixed rate bills as of September 30, 2021 and December 31, 2020.

iii.	Corresponds to three term loan credit facilities obtained by subsidiary Nu Servicios, in Mexican pesos, from:

a)

Bank of America México, S.A., Institución de Banca Múltiple (“BofA”) in MXN in the amount equivalent to US$30,000 on the issuance dates, with interest equivalent to 6% per annum (Mexican Interbanking Equilibrium Interest Rate (“TIIE”) + 1.40%) and maturity date in July 2023.

b)

JPMorgan México in MXN in the total amount equivalent to US$70,000 on the issuance dates, with interest from 5.7% to 6% per annum (TIIE + 1.0% and TIIE + 1.45%, respectively). The maturity dates are November 2022 and July 2024.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

c)	Goldman Sachs in MXN with the equivalent amount on the issuance dates of US$25,000, with interest equivalent to 5.9% per annum (TIIE + 1.18%) and maturity date in January 2024.

Changes to borrowings and financings are as follows:

	9/30/2021

	Financial letter	Bills of exchange	Term loan credit facility	Total

Balance at beginning of the year	60,126	17,684	19,644	97,454

New borrowings	—	—	106,393	106,393

Payments – principal	(54,787)	(6,447)	—	(61,234)

Payments – interest	(4,601)	(337)	(1,338)	(6,276)

Interest accrued	786	185	2,358	3,329

Effect of changes in exchange rates (OCI)	(1,524)	(663)	(3,081)	(5,268)

Balance at end of the period	—	10,422	123,976	134,398

	12/31/2020

	Financial letter	Bank credit bill	Bills of exchange	Term loan credit facility	Total

Balance at beginning of the year	77,061	34,183	22,157	—	133,401

New borrowings	—	—	—	17,974	17,974

Payments – principal	(1,508)	(26,148)	(237)	—	(27,893)

Payments – interest	(45)	(1,279)	(24)	—	(1,348)

Interest accrued	1,936	743	770	236	3,685

Effect of changes in exchange rates (OCI)	(17,318)	(7,499)	(4,982)	1,434	(28,365)

Balance at end of the year	60,126	—	17,684	19,644	97,454

Guarantees

The Company, together with its subsidiary Nu Pagamentos, are guarantors to the abovementioned loan agreements between Nu Servicios and BofA, JP Morgan and Goldman Sachs. The total amount of the guarantees is US$135,000.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

b) Securitized borrowings

Securitized borrowings maturities are as follows:

	9/30/2021

	Until 3 months	3-12 months	Total

SECURITIZED BORROWINGS

2nd series	1,168	—	1,168

3rd series	2,843	22,748	25,591

Total securitized borrowings	4,011	22,748	26,759

	12/31/2020

	Until 3 months	3-12 months	Over 12 months	Total

SECURITIZED BORROWINGS

2nd series	1,214	3,623	—	4,837

3rd series	16,128	48,091	10,686	74,905

Total securitized borrowings	17,342	51,714	10,686	79,742

Securitized borrowings correspond to senior quotas issued by FIDC Nu, with maturity dates until February 2022 and interest rates of Brazilian CDI + 4% for 2nd series and CDI + 1.1% for 3rd series. Senior notes of 1st series were fully settled in 2020. Nu Pagamentos is the holder of the subordinated quotas. The underlying assets of the FIDC correspond to credit card receivables.

As of September 30, 2021, FIDC Nu had receivables in the amount equivalent to US$26,176 (US$56,989 on December 31, 2020). These assets are not available for transfer to settle liabilities in other entities of the Group.

Changes to securitized borrowings are as follows:

	9/30/2021	12/31/2020

Balance at beginning of the year	79,742	169,925

Interest accrued	1,619	4,633

Payments – principal	(50,387)	(52,172)

Payments – interest	(1,651)	(4,819)

Effect of changes in exchange rates (OCI)	(2,564)	(37,825)

Balance at end of the period/year	26,759	79,742

21. Provision for lawsuits and administrative proceedings

	9/30/2021	12/31/2020

Tax risks	15,277	15,995

Civil risks	934	470

Labor risks	12	4

Total	16,223	16,469

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

The Company and its subsidiaries are parties to lawsuits and administrative proceedings arising from the ordinary course of operations, involving tax, civil and labor matters. Such matters are being discussed at the administrative and judicial levels, which, when applicable, are supported by judicial deposits. The provisions for probable losses arising from these matters are estimated and periodically adjusted by Management, supported by external legal advisors’ opinion. There is significant uncertainty relating to the timing of any cash outflow for civil and labor risk.

a) Provision

Regarding tax risks, a provision in the amount of US$15,277 (US$15,995 on December 31, 2020) was recorded as a legal obligation related to the increase in the contribution of certain Brazilian taxes (PIS and COFINS). The Group has a judicial deposit in the amount related to this claim, as shown below in item d). In July 2019, Nu withdrew the lawsuit and is currently awaiting the judicial deposits’ release to the Brazilian Tax Authorities, which is expected to occur by December 2023.

Civil lawsuits are mainly related to credit card operations. Based on Management’s assessment and inputs from Nu’s external legal advisors, the Group has provisioned US$934 (US$470 on December 31, 2020) considered sufficient to cover estimated losses from civil suits.

b) Changes

Changes to provision for lawsuits and administrative proceedings are as follows:

	9/30/2021

	Tax	Civil	Labor

Balance at beginning of the year	15,995	470	4

Additions	—	885	8

Payments / Reversals	—	(391)	—

Effect of changes in exchange rates (OCI)	(718)	(30)	—

Balance at end of the period	15,277	934	12

	12/31/2020

	Tax	Civil	Labor

Balance at beginning of the year	20,631	300	21

Additions	—	1,472	2

Payments / Reversals	—	(1,234)	(13)

Effect of changes in exchange rates (OCI)	(4,636)	(68)	(6)

Balance at end of the year	15,995	470	4

c) Contingencies

The Group is a party to civil and labor lawsuits, involving risks classified by Management and the legal advisors as possible losses, totaling approximately US$4,555 and US$450, respectively (US$4,054 and US$242 on December 31, 2020). Based on Management’s assessment and inputs from the Group’s external legal advisors, no provision was recognized for those lawsuits as of September 30, 2021 and December 31, 2020.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

d) Judicial deposits

As of September 30, 2021, the total amount of judicial deposits shown as “Other assets” (note 15) is US$15,679 (US$16,440 on December 31, 2020) and is substantially related to the tax proceeding.

22. Deferred income

	9/30/2021	12/31/2020

Deferred revenue from points	24,180	19,256

Deferred annual fee	5,196	5,773

Other deferred income	43	936

Total	29,419	25,965

Deferred revenue from points and deferred annual fee are related to the Group’s reward program for its credit card customers, called “Rewards”.

23. Senior preferred shares

	9/30/2021	12/31/2020

Balance at beginning of the period/year	400,915	—

New issuances	—	300,000

Deferred expenses	—	(236)

Interest accrued	22,108	28,630

Changes in the fair value of the embedded derivative conversion feature	(22,108)	72,521

Expenses with convertible instruments	—	101,151

Conversion of senior preferred shares and embedded derivative into equity	(400,915)	—

Balance at end of the period/year	—	400,915

Host debt instrument at amortized cost	—	328,394

Embedded derivative at fair value	—	72,521

The table above should be read in conjunction with note 22 disclosed in the consolidated financial statements for the year ended December 31, 2020.

On May 20, 2021, each senior preferred share was converted into 1 Series F-1 preferred share, with the total issuance of 16,795,799 shares at the request of the holders. The conversion consisted of a reclassification of the amount recognized as a derivative and recognized as liability into share capital and share premium reserve in the total amount of US$400,915.

24. Related parties

Related parties are shareholders with significant interest, companies linked to them, including their executive directors and board members, key employees and their relatives.

In the ordinary business course, the Group may have issued credit cards or loans to Nu’s executive directors, board members, key employees and their relatives. Those transactions, as well as the deposits, occur on similar terms as those prevailing at the time for comparable transactions to unrelated persons and do not involve more than the normal risk of collectability.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

As described in note 4 “Basis of consolidation”, all subsidiaries are consolidated in these financial statements. Therefore, related party balances and transactions, and any unrealized income and expenses arising from related party transactions, are all eliminated in the consolidated financial statements.

The exchange differences arising from intercompany loans between entities of the group with different functional currencies are shown as “Other income (expenses)” in the statement of profit or loss.

a) Transactions with other related parties

	9/30/2021

	Assets/ (Liabilities)	Revenues (expenses)

Others	518	(1,309)

On June 30, 2021, the Group entered into a service and naming rights agreement with Rodamoinho Produtora de Eventos Ltda., owned by a member of the Company’s Board of Directors. In addition, on January 27, 2021, the Group made payments for training and workshops provided by Reprograma, a philanthropic project managed by a family member of the Company’s controlling shareholder.

On June 30, 2021, the Company sold 240,072 Series G-1 preferred shares at a purchase price of US$39.988768 per share to the Company’s Board Members, in the total amount of USD1,600.

25. Fair value measurement

The main valuation techniques employed in internal models to measure the fair value of the financial instruments on September 30, 2021, and December 31, 2020 are set out below. The principal inputs into these models are derived from observable market data. The Group did not make any material changes to the valuation techniques and internal models it used in those periods.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

a) Fair value of financial instruments carried at amortized cost

The following tables show the fair value of the financial instruments carried at amortized cost on September 30, 2021, and December 31, 2020.

	9/30/2021

	Book value	Fair value – Level 2	Fair value – Level 3

ASSETS

Compulsory deposits at central banks	422,649	422,649	—

Credit card receivables	4,061,505	—	3,636,464

Loans to customers	792,736	—	861,626

Interbank transactions	19,749	19,749	—

Other financial assets at amortized cost	39,228	39,228	—

Total	5,335,867	481,626	4,498,090

LIABILITIES

Deposits in electronic money	1,588,409	1,362,263	—

Bank receipt of deposits (RDB) and RDB-V	6,482,180	6,482,180	—

Time deposit (DPGE)	19,246	19,246	—

Payables to credit card network	4,127,691	4,298,763	—

Borrowings and financing	134,398	123,976	—

Securitized borrowings	26,759	26,743	—

Total	12,378,683	12,313,171	—

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

	12/31/2020

	Book value	Fair value – Level 2	Fair value – Level 3

ASSETS

Compulsory deposits at central banks	43,542	43,542	—

Credit card receivables	2,908,907	—	2,720,518

Loans to customers	174,694	—	242,305

Interbank transactions	—	—	—

Other financial assets at amortized cost	22,870	22,870	—

Total	3,150,013	66,412	2,962,823

LIABILITIES

Deposits in electronic money	1,029,284	1,029,356	—

Bank receipt of deposits (RDB) and RDB-V	4,536,065	4,536,065	—

Time deposit (DPGE)	19,513	19,513	—

Payables to credit card network	3,331,258	3,313,608	—

Borrowings and financing	97,454	96,877	—

Securitized borrowings	79,742	79,726	—

Total	9,093,316	9,075,145	—

Cash and cash equivalents include short-term deposits, bank balances and reverse repurchase agreements, among others. For cash and cash equivalents, interbank transactions, other financial assets at amortized cost, borrowings and financing and securitized borrowings, the carrying amount is deemed to be a reasonable approximation of the fair value.

The valuation approach to specific categories of financial instruments is described below.

i) Fair value models and inputs

Credit card: Credit card receivables and payables to credit card network’s fair values are calculated using the discounted cash flow method. Fair values are determined by discounting the contractual cash flows by the interest rate curve. For payables, cash flows are also discounted by the Group’s own credit spread. For receivables, fair values exclude expected losses. The Group used the rate of recovery of late payments as input that is not directly observable, estimated using the Group’s internal databases.

Loans to customers: Fair value is estimated based on groups of clients with similar risk profiles, using valuation models. The fair value of a loan is determined by discounting the contractual cash flows by the interest rate curve and net interest spread. The Group used the rate of recovery of late payments as input that is not directly observable, estimated using the Group’s internal databases.

Deposits: The majority of deposit liabilities are payable on demand and therefore can be deemed short-term in nature with the fair value equal to the carrying value.

Equity instrument: For the fair value of equity instrument, the Group used contractual conditions, as input is not directly observable.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

b) Fair value of financial instruments measured at fair value

The following table shows a summary of the fair values, as of September 30, 2021, and December 31, 2020, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	9/30/2021

	Published price quotations in active markets (Level 1)	Internal Models (Level 2)	Internal Models (Level 3)	Total

ASSETS

Financial treasury bills (LFT)	3,445,762	—	—	3,445,762

National treasury bills (LTN)	2,971,806	—	—	2,971,806

National treasury notes (NTN)	311	—	—	311

Certificate of bank deposits (CDB)	—	—	148	148

Bank receipt of deposits (RDB)	—	1	—	1

Investment funds	—	88,011	—	88,011

Bill of credit (LC)	—	27	—	27

Real estate and agribusiness letter of credit (CRIs/CRAs)	—	1,287	—	1,287

Debenture	—	1,288	—	1,288

Equity instrument	—	—	9,088	9,088

Derivative financial instruments	89,543	—	—	89,543

Collateral for credit card operations	—	11,379	—	11,379

LIABILITIES

Derivative financial instruments	86,549	89	—	86,638

Instruments eligible as capital	—	12,531	—	12,531

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

	12/31/2020

	Published price quotations in active markets (Level 1)	Internal Models (Level 2)	Internal Models (Level 3)	Total

ASSETS

Financial treasury bills (LFT)	1,836,139	—	—	1,836,139

National treasury bills (LTN)	2,300,676	—	—	2,300,676

National treasury notes (NTN)	408	—	—	408

Bank receipt of deposits (RDB)	—	1	—	1

Investment funds	—	150,030	—	150,030

Bill of credit (LC)	—	23	—	23

Derivative financial instruments	32	48	—	80

Collateral for credit card operations	—	90,761	—	90,761

LIABILITIES

Embedded derivatives in convertible instruments and other derivatives	2,783	—	72,521	75,304

Instruments eligible as capital	—	15,492	—	15,492

Securities: The securities with high liquidity and quoted prices in the active market are classified as Level 1. As a result, all the Brazilian Government Bonds are included in Level 1 as they are traded in an active market. Fair values are the quoted prices of the secondary market, published by the Brazilian Association of Financial and Capital Market Entities (“Anbima”).

Derivatives: Derivatives traded on stock exchanges are classified in Level 1 of the hierarchy. Derivatives traded on the Brazilian stock exchange (“B3”) are fair valued using B3 quotations. Interest rate OTC Swaps are valued by discounting future expected cash flows to present values using interest rate curves based on interest rate futures and are classified as Level 2. The embedded derivative conversion feature from the senior preferred share, was calculated based on methodologies for the share price described in note 10.

Instruments eligible as capital: If the instrument has an active market, prices quoted in this market are used. Otherwise, valuation techniques are used, such as discounted cash flows, where cash flows are discounted by a risk-free rate and a credit spread. Instruments eligible as capital were designated at fair value through profit or loss in the initial recognition (fair value option).

There were no differences between the fair value at initial recognition and the transaction prices.

c) Transfers between levels of the fair value hierarchy

Transfers between levels of the fair value hierarchy are reported regularly throughout the year. For the nine-month period ended September 30, 2021, and for the year ended December 31, 2020, there were no transfers of financial instruments between Levels 1 and 2 or between Levels 2 and 3.

26. Income tax

Current and deferred tax are determined for all transactions that have been recognized in the consolidated financial statements using the provisions of the current tax laws. The current income tax expense or benefit represents the estimated taxes to be paid or refunded, respectively, for the current period. Deferred tax assets and liabilities are

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

determined based on differences between the financial reporting and tax basis of assets and liabilities. They are measured using the tax rates and laws that will be in effect when the temporary tax differences are expected to reverse.

a) Income tax reconciliation

The tax on the Group’s pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. In March 2021, the Social Contribution tax rate in Brazil increased 5 percentage points, thus the combined income tax rate increased from 40% to 45%. The change is effective from July 1 to December 31, 2021, and it mainly affects the subsidiaries Nu Pagamentos, Nu Financeira, Nu DTVM and Nu Invest. Thus, the following is a reconciliation of income tax expense to profit (loss) for the period, calculated by applying the combined Brazilian income tax rate of 45% for the nine-month period ended September 30, 2021, and 40% for the nine-month period ended September 30, 2020:

	9/30/2021	09/30/2020

Net loss before income tax	(81,662)	(79,406)

Tax rate[i]	45%	40%

Income tax	36,748	31,762

PERMANENT ADDITIONS/EXCLUSIONS

Share-based payments	(13,705)	(4,391)

Customers gifts	(228)	(188)

Operational losses	(4,820)	(3,829)

Increase in income tax rate	(7,215)	—

Other expenses from Nu Holdings not subject to taxation	(8,593)	(5,974)

Effect of different tax rates - subsidiaries	(18,688)	(4,277)

Other non-deductible expenses	(1,695)	(32)

Income tax for the period	(18,196)	13,071

Current tax expense	(150,130)	(9,107)

Deferred tax benefit	132,732	24,079

Deferred tax recognized in OCI	(798)	(1,901)

Income tax for the period	(18,196)	13,071

Effective tax rate	21.30%	-18.85%

i.

For reconciliation purposes, the tax rate used was derived from the statutory rates applicable to the Brazilian subsidiaries, which represent the most significant portion of the operations of the Group.

b) Deferred income taxes

The following tables presents significant components of the Group’s deferred tax assets and liabilities as of September 30, 2021, and December 31, 2020, and the changes for the periods then ended. The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from timing differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually. The Group has no time limit for use of the deferred tax assets, but the use of the deferred tax asset related to tax loss and negative basis of social contribution is limited to 30% of taxable profit per year.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

Reflected in the statement of profit or loss	12/31/2020	Business combination	Constitution	Realization	Foreign exchange	9/30/2021

Provisions for credit losses	68,155	57	118,663	(33,151)	(4,800)	148,924

Provision PIS/COFINS – Financial Revenue	6,398	—	—	—	(287)	6,111

Other provisions	33,323	522	27,456	(16,105)	(2,419)	42,777

Fair value changes – financial instruments	8,659	1	63,211	(1,049)	(1,298)	69,524

Total deferred tax assets on temporary differences	116,535	580	209,330	(50,305)	(8,804)	267,336

Tax loss and negative basis of social contribution	8,596	8,366	45,755	—	(1,595)	61,122

Deferred tax assets	125,131	8,946	255,085	(50,305)	(10,399)	328,458

Futures settlement market	—	—	(68,053)	—	(1,116)	(69,169)

Fair value changes – financial instruments	(8,741)	—	—	7,129	209	(1,403)

Others	—	—	(12,393)	1,269	256	(10,868)

Deferred tax liabilities	(8,741)	—	(80,446)	8,398	(651)	(81,440)

Deferred tax assets net of deferred tax liabilities	116,390	8,946	174,639	(41,907)	(11,050)	247,018

	12/31/2020	Constitution	9/30/2021

REFLECTED IN EQUITY, IN OTHER COMPREHENSIVE INCOME

Fair value changes – cash flow hedge	(32)	(294)	(326)

Fair value instruments at FVTOCI	—	(504)	(504)

Total	(32)	(798)	(830)

Reflected in the statement of profit or loss	12/31/2019	Constitution	Realization/ Reversal	Foreign exchange	12/31/2020

Provisions for credit losses	63,846	79,383	(60,808)	(14,266)	68,155

Provision PIS/COFINS - Financial Revenue	8,252	—	—	(1,854)	6,398

Other provisions	14,944	27,125	(5,242)	(3,504)	33,323

Fair value changes - financial instruments	2,177	8,945	(1,791)	(672)	8,659

Total deferred tax assets on temporary differences	89,219	115,453	(67,841)	(20,296)	116,535

Tax loss and negative basis of social contribution	4,979	7,150	(3,724)	191	8,596

Deferred tax assets	94,198	122,603	(71,565)	(20,105)	125,131

Fair value changes - financial instruments	(698)	(7,013)	—	(1,030)	(8,741)

Deferred tax liabilities	(698)	(7,013)	—	(1,030)	(8,741)

Deferred tax assets net of deferred tax liabilities	93,500	115,590	(71,565)	(21,135)	116,390

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

	12/31/2019	Constitution	12/31/2020

REFLECTED IN EQUITY, IN OTHER COMPREHENSIVE INCOME

Fair value changes - cash flow hedge	(1)	(31)	(32)

Total	(1)	(31)	(32)

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

27. Equity

The table below presents the changes in shares issued and fully paid and shares authorized, by class, as of September 30, 2021, and December 31, 2020.

Shares authorized and fully issued	Ordinary shares	Preferred shares	Senior preferred shares	Management shares	Class A Ordinary shares	Class B Ordinary shares	Total	Total after 6-for-1 forward share split

Total as of December 31, 2019	215,537,175	422,057,050	—	2,500	—	—	637,596,725	3,825,580,350

SOPs exercised and RUSs vested	7,235,430	—	—	—	—	—	7,235,430	43,412,580

Shares withheld for employees’ taxes (note 10)	(114,341)	—	—	—	—	—	(114,341)	(686,046)

Shares repurchased	(1,171)	—	—	—	—	—	(1,171)	(7,026)

Capital increase (Series F-1)	—	—	16,795,799	—	—	—	16,795,799	100,774,794

Total as of December 31, 2020	222,657,093	422,057,050	16,795,799	2,500	—	—	661,512,442	3,969,074,652

SOPs exercised and RUSs vested	6,314,494	—	—	—	2,877,990	—	9,192,484	55,154,904

Shares withheld for employees’ taxes (note 10)	(320,866)	—	—	—	(204,345)	—	(525,211)	(3,151,265)

Shares repurchased	(203,643)	—	—	—	—	—	(203,643)	(1,221,858)

Capital increase (Series G)	—	11,758,704	—	—	—	—	11,758,704	70,552,224

Conversion of senior preferred shares (Series F-1)	—	16,795,799	(16,795,799)	—	—	—	—	—

Issuance of preferred shares due to Easynvest business combination	—	8,019,426	—	—	—	—	8,019,426	48,116,556

Capital increase (Series G-1)	—	10,002,809	—	—	—	—	10,002,809	60,016,854

Conversion of ordinary shares in class A shares	(228,447,078)	—	—	—	228,447,078	—	—	—

Conversion of class A shares in class B shares	—	—	—	—	(184,110,692)	184,110,692	—	—

Awards issued	—	—	—	—	—	7,596,827	7,596,827	45,580,962

Issuance of Class A shares - Cognitect acquisition	—	—	—	—	107,489		107,489	644,934

Subtotal balances before the 6-for-1 forward share split	—	468,633,788	—	2,500	47,117,520	191,707,519	707,461,327	4,244,767,963

Issuance of shares due to the 6-for-1 forward share split	—	2,343,168,940	—	12,500	235,587,601	958,537,595	3,537,306,636	—

Total as of September 30, 2021	—	2,811,802,728	—	15,000	282,705,121	1,150,245,114	4,244,767,963	4,244,767,963

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

Shares authorized and unissued	Ordinary shares	Preferred shares	Senior preferred shares	Management shares	Class A Ordinary shares	Class B Ordinary shares	Total	Total after 6-for-1 forward share split

Business combination - contingent share consideration	—	—	—	—	4,092,511	—	4,092,511	4,092,511

Reserved for the share-based payments	—	—	—	—	538,261,307	—	538,261,307	538,261,307

Reserved for the issuance of the Award	—	—	—	—	—	—	—	—

Other, including the conversion of preferred shares into class A or B shares	—	59,883,444	—	—	3,798,691,109	3,473,504,934	7,332,079,487	7,332,079,487

Shares authorized as of September 30, 2021	—	59,883,444	—	—	4,341,044,927	3,473,504,934	7,874,433,305	7,874,433,305

Shares authorized issued	—	2,811,802,728	—	15,000	282,705,121	1,150,245,114	4,244,767,963	4,244,767,963

Total shares	—	2,871,686,172	—	15,000	4,623,750,048	4,623,750,048	12,119,201,268	12,119,201,268

At the Meeting of Shareholders held on August 30, 2021, the 6-for-1 forward share split of the Company’s shares was approved.

On May 29, 2021, each issued and unissued authorized ordinary shares was converted into one class A ordinary shares, and 770,625,008 class B ordinary shares (4,623,750,048 after the 6-for-1 forward share split) were created. The rights of the holders of class A ordinary shares and class B ordinary shares are identical, except that (1) holders of class B ordinary shares are entitled to 20 votes per share, whereas holders of class A ordinary shares are entitled to one vote per share; (2) holders of class B ordinary shares have certain conversion rights into class A ordinary shares; (3) holders of class B ordinary shares are entitled to preemptive rights in the event that additional class A ordinary shares are issued in order to maintain their proportional ownership interest; and (4) class B ordinary shares shall not be listed on any stock exchange and will not be publicly traded.

In June 2021, 184,110,692 class A ordinary shares (1,104,664,152 after the 6-for-1 forward share split) were converted into class B ordinary shares.

On July 5, 2021, Nu Holdings issued 7,596,827 class A ordinary shares (45,580,962 after the 6-for-1 forward share split) pursuant to the achievement of market conditions on the Awards described in note 10; and on July 21, 2021, they were converted into class B ordinary shares.

On August 4, 2021, Nu Holdings issued 107,489 class A ordinary shares (644,934 after the 6-for-1 forward share split) due to compensation for post combination services agreed upon for the acquisition of Cognitect in 2020.

The Company has ordinary shares authorized and not fully paid relating to commitments from acquisitions of entities, the issuance due to the share-based payment plans (note 10) and the potential conversion of the preferred shares.

Share capital and share premium reserve

All share classes of the Company had a nominal par value of US$0.0000067 on September 30, 2021, and US$0.00004 on December 31, 2020, and the total amount of share capital is US$81 (US$45 as of December 31, 2020).

Share premium reserve relates to amounts contributed by shareholders over the par value at the issuance of shares.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

a) Issuance of preferred shares

The table above presents the number of shares issued, and the following table presents the amount in US$ of shares issued, increase in capital and premium reserve in transactions other than the exercise of the SOPs and vesting of RSUs:

Date	Capital and share premium reserve

6/18/2020 - Series F-1	400,915

1/27/2021 - Series G	400,000

6/4/2021 - Series G-1	400,000

Total presented as equity	1,200,915

In January 2021, Nu Holdings completed the preferred shares issuance – Series G – in the amount of US$400,000. As a result of the transaction, 11,758,704 Series G preferred shares (70,552,224 after the 6-for-1 forward share split) were issued and 7,466,778 ordinary shares (44,800,668 after the 6-for-1 forward share split) were made available for issuance for the Company’s share-based compensation program.

As described in note 23, on May 20, 2021, the senior preferred shares related to Series F-1 were fully converted into equity, with the total issuance of 16,795,799 shares (100,774,794 after the 6-for-1 forward share split) at the request of the holders. The conversion consisted of a reclassification of the amount recognized as a derivative and as liability into share capital and share premium reserve in the total amount of US$400,915.

In June 2021, Nu Holdings completed the preferred shares issuance Series G-1 – in the amount of US$400,000. As a result of the transaction, 10,002,809 Series G-1 preferred shares (60,016,854 after the 6-for-1 forward share split) were issued.

b) Accumulated losses

The accumulated losses include the share-based payment reserve amount, as shown in the table below.

As described in note 10, the Group’s share-based payments include incentives in the form of SOPs, RSUs and Awards. Further, the Company can use the reserve to absorb accumulated losses.

	9/30/2021	12/31/2020

Accumulated losses	(270,406)	(171,491)

Share-based payments reserve	161,513	69,050

Total attributable to shareholders of the parent company	(108,893)	(102,441)

Accumulated losses attributable to non-controlling interests	(145)	0

Total accumulated losses	(109,038)	(102,441)

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

c) Shares repurchased and withheld

Shares may be repurchased from former employees when they leave the Group or withheld because of RSUs plans in order to settle the employee’s tax obligation. These shares repurchased or withheld are canceled and cannot be reissued or subscribed. During the nine-month period ended on September 30, 2021, and the year ended December 31, 2020, the following shares were repurchased:

	9/30/2021	12/31/2020

Quantity of shares repurchased	1,221,858	1,171

Total value of shares repurchased	4,449	15

Quantity of shares withheld - RSU	1,925,196	114,341

Total value of shares withheld - RSU	12,714	2.646

Number of shares after the 6-for-1 forward share split.

d) Accumulated other comprehensive income

Other comprehensive income includes the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized in equity through the consolidated statement of comprehensive income.

Other comprehensive income that may be subsequently reclassified to profit or loss is related to cash flow hedges that qualify as effective hedges and currency translation that represents the cumulative gains and losses on the retranslation of the Group’s investment in foreign operations. These amounts will remain under this heading until they are recognized in the consolidated statement of profit or loss in the periods in which the hedged items affect it.

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities designated at fair value. Amounts in the own credit reserve are not reclassified to profit or loss in future periods.

The accumulated balances are as follows:

	9/30/2021	12/31/2020

Cash flow hedge effects, net of deferred taxes	506	49

Currency translation on foreign entities	(100,806)	(97,081)

Changes in fair value - financial instruments at FVTOCI, net of deferred taxes	620	—

Own credit adjustment effects	(1,336)	(468)

Total	(101,016)	(97,500)

28. Management of financial risks, financial instruments, and other risks

a) Overview

The Group prioritizes risks that could have a material impact on its strategic objectives, including the ones required to be adherent to the applicable regulations. To efficiently manage and mitigate these risks, the risk management structure conducts risk identification and assessment to prioritize the risks that are key to pursue potential opportunities and/or that may prevent value from being created or that may compromise existing value, with the possibility of having impacts on results, capital, liquidity, customer relationship and reputation.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

Risks that are actively monitored include:

1.	Credit risk;

2.	Liquidity risk;

3.	Market Risk and Interest Rate Risk in the Banking Book (IRRBB);

4.	Operational Risk / Information Technology (IT) Risk;

5.	Compliance Risk; and

6.	Reputational Risk.

b) Risk Management Structure

The Group’s risk management structure considers the size and complexity of its business, which allows the monitoring and control of the risks to which it is exposed.

The risk management process permeates the entire Group, across the countries where Nu has operations, in line with the guidelines of management and executives, who, through committees and other internal meetings, define strategic objectives, including risk appetite. In addition, the capital control and management units provide support through risk and capital monitoring and analysis processes.

The Group considers a risk appetite statement (“RAS”) to be an essential tool to support risk management and decision making. Therefore, its development is aligned with the business plan, strategy development and capital. Nu has defined a RAS that prioritizes the main risks and, for each of these, qualitative statements and quantitative metrics expressed in relation to gains, capital, risk measures, liquidity and other relevant measures have been implemented, as appropriate.

Nu’s risk management structure permeates the Group as a whole, allowing inherent and residual risks to be properly identified, measured, evaluated, monitored, reported, controlled and mitigated to support the development of its activities. Thus, Nu has adopted a model which consists of three lines of defense, as follows:

•

First line of defense (risk owner accountability): business functions or activities that generate exposure to risks, whose managers perform risk management in accordance with policies, limits and other conditions defined and approved by the Board of Directors. The first line of defense must have the means to identify, measure, address and report the risks assumed.

•

Second line of defense (review and challenge): consists of the areas of Risk Management, Internal Controls and Compliance. It ensures an effective control of risks and that these are managed according to the defined appetite level. Responsible for proposing risk management policies, developing models, methodologies, as well as for evaluating and supervising the first line of defense.

•

Third line of defense (risk assurance): composed of Internal Audit, it is responsible for periodically independently evaluating whether policies, methods and procedures are adequate, in addition to verifying their effective implementation.

Another important element of the risk management framework is the structure of Technical Forums and Committees. These governance bodies were designed and implemented to monitor and make decisions on aspects associated with the Group’s management and control. Nu has implemented this structure both at a Global and a country-level perspective, as described below.

Global risk related Governance bodies:

•

Audit and Risk Committee: its main duties are to evaluate the performance and progress of the work of the Internal Audit, the independent audit, as well as the respective reports related to the internal control systems, to follow the recommendations made by the internal and independent auditors to the Management, to evaluate and opine on the financial statements, to assist the Board of Directors in the performance of its risk management and control functions, and monitoring the level of risk exposure according to the RAS. It consists of at least three members and meets at least quarterly.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

•

Ethics Committee: the main objective is to ensure that Nu is in compliance with the highest ethical principles which are reflected in Nu’s Code of Conduct. Also, the Committee provides guidance on possible conflicting situations and oversees the whistleblowing channel and the Ethics annual plan and meets bi-monthly.

Country-level risk related Governance bodies:

Each of the countries where the Group has operations established a structure of governance based on the relevant regulatory requirements and composed of the following elements. Depending on the nature of the subject to be managed, some meetings can be grouped to cover more than one country.

•

Risk Committee: its objective is to assist the country’s executive officers in the performance of its risk management and control functions, monitoring the level of risk exposure according to the RAS. It also aims to adopt strategies, policies and measures aimed at disseminating the culture of internal controls and risk mitigation. The Risk Committee occurs monthly, and its mandatory members are designated by the country’s executive management, including both executive and independent non-executive members.

•

Credit Committee: its objective is to review and supervise credit strategies, as well as to review their impact on the results of its subsidiaries, the macroeconomic environment, risk information, as well as on the credit market and competition. The Credit Committee takes place monthly and is composed of mandatory members designated by the country’s executive management.

•

Audit Committee: its main duties are to evaluate the performance and progress of the work of the Internal Audit team, the independent audit, as well as the respective reports related to the internal control systems. Additionally, the Audit Committee follows the recommendations made by the internal and independent auditors to the Management, as well as how to evaluate and opine on the financial statements. The Audit Committee consists of three to seven members (including independent members) and meets at least once a month.

•

Technical Forums: regular meetings to discuss and propose recommendations to the country-level Risk Committee. Depending on the materiality in each of the countries, the topics listed below can have its own technical forum, with the participation of executives from associated areas: accounting and taxes, operational risk and internal controls, asset and liability management (“ALM”) / capital, information technology risks (“IT”), data privacy, compliance, fraud prevention, anti-money laundering (“AML”), stress tests, product review, credit provisions and customer relationship. Each Technical Forum has its own charter, establishing the scope of work, voting members and other working model attributes. The meetings of each Technical Forum take place at defined intervals, usually monthly.

c) Risks actively monitored

The Group is exposed to different risks arising from its activities. Risk monitoring adapts as new risks and threats emerge. Currently, the Group is focused on the following risks:

•	Credit Risk

The Group credit risk management structure is independent from the business units and provides processes and tools to measure, monitor, control and report the credit risk from all products, continuously verifying their adherence to the approved policies and risk appetite structure. The credit risk management also assesses and monitors the impacts of potential changes in the economic environment in the Group credit portfolio to ensure that it is resilient to economic downturns.

Nu’s credit decision-making leverages a tiered review process based on materiality and impact of credit decisions. The decision tiers are classified in small, medium or large, related to their size and estimated impact. Each tier goes through a governance framework in accordance with the defined classification level, whereby larger decisions have a higher diligence level. Credit decisions approvals take place in committees, technical forums, and the designated decision forums, with the involvement of the first and second lines of defense, depending on the governance framework. For the decision-making process, information arising from historical performance is presented and discussed using predictive models that analyze and score existing and potential customers based on their profitability and credit risk profile.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

The Group uses customers’ internal information, statistical models, and other quantitative analyses to determine the risk profile of each customer in the portfolio. The information collected is used to manage the portfolio credit risk and to measure expected credit losses with periodical assessment of changes in the provision amounts.

Regarding past due customers, their behavior is continuously tracked and monitored in order to improve policies and approaches to collect debt. The collection strategies and policies of the Group depend on customer profiles and model scores, and they aim to maximize the recovery amounts.

The Group also has limits for exposure to counterparty credit risk in cash or cash equivalents assets, aligned with its RAS. These limits are based on ratings from external rating agencies. Only part of the cash can be invested in assets with credit risk exposures.

The Group’s outstanding balance of financial assets is shown in the table below:

Financial assets	9/30/2021	12/31/2020

Cash and cash equivalents	1,996,725	2,343,780

Financial assets at fair value through profit or loss	4,780,936	4,378,118

Securities	4,680,014	4,287,277

Derivative financial instruments	89,543	80

Collateral for credit card operations	11,379	90,761

Financial assets at fair value through other comprehensive income	1,837,715	—

Securities	1,837,715	—

Financial assets at amortized cost	5,335,867	3,150,013

Compulsory deposits at central banks	422,649	43,542

Credit card receivables	4,061,505	2,908,907

Loans to customers	792,736	174,694

Interbank transactions	19,749	—

Other financial assets at amortized cost	39,228	22,870

Total	13,951,243	9,871,911

•	Liquidity Risk

Liquidity risk is monitored to ensure that the Group will have sufficient high-quality liquid assets to withstand severe stress scenarios and also an adequate funding profile in terms of tenor, type, and counterparties.

The Group has a Contingency Funding Plan that describes possible management actions that should be taken in the case of a deterioration of the liquidity indicators.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

Primary sources of funding - by maturity

	9/30/2021				12/31/2020

Funding Sources	Up to 12 months	Over 12 months	Total	%	Up to 12 months	Over 12 months	Total	%

Deposits by customers

Bank receipt of deposits (RDB)	6,380,566	44,611	6,425,177	99%	4,415,892	29,813	4,445,705	91%

Bank receipt of deposits (RDB-V)	57,003	—	57,003	1%	90,360	—	90,360	2%

Time deposit	—	19,246	19,246	0%	—	19,513	19,513	0%

Instruments eligible as capital	—	12,531	12,531	0%	—	15,492	15,492	0%

Senior preferred shares	—	—	—	0%	—	328,394	328,394	7%

Total	6,437,569	76,388	6,513,957	100%	4,506,252	393,212	4,899,464	100%

Maturities of financial liabilities

The tables below summarize the Group’s financial liabilities into groupings based on their contractual maturities:

	9/30/2021

Financial liabilities	Carrying amount	Gross nominal outflow	Up to 1 month	1 to 3 months	3-12 months	Over 12 months

Derivative financial instruments	86,638	86,638	86,638	—	—	—

Instruments eligible as capital	12,531	45,757	—	—	—	45,757

Deposits in electronic money*	1,588,409	1,588,409	1,588,409	—	—	—

Bank receipt of deposits (RDB)	6,425,177	6,490,743	5,900,590	236,962	308,915	44,276

Bank receipt of deposits (RDB-V)	57,003	57,003	57,003	—	—	—

Time deposit	19,246	20,673	—	—	20,673	—

Payables to credit card network	4,127,691	4,127,691	2,297,532	1,119,532	710,627	—

Borrowings and financing	134,398	151,557	—	1,791	16,204	133,562

Securitized borrowings	26,759	27,055	—	—	27,055	—

Total	12,477,852	12,595,526	9,930,172	1,358,285	1,083,474	223,595

*

In accordance with regulatory requirements, in guarantee of these deposits the Group has pledged reverse repurchase agreements and securities composed of Brazilian government bonds in the total amount of US$1,402,869 to the Brazilian Central Bank as of September 30, 2021.

The gross nominal outflow was projected considering the exchange rate of Brazilian reais and Mexican pesos to US$ as of September 30, 2021 (R$5.4429 and MXN20.6400 per US$1) and the projected Brazilian CDI, obtained in B3’s website, for the deposits.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

Market Risk and Interest Rate Risk in the Banking Book (IRRBB)

There is a market risk & IRRBB control and management structure, independent from the business units, which is responsible for the processes and tools to measure, monitor, control and report the market risk and IRRBB, continuously verifying the adherence with the approved policies and limit’s structure.

Management of market risk and interest rate risk in the Banking Book (IRRBB) is based on metrics that are reported to the ALM Technical Forum and to the country-level Risk Committee. Management is authorized to use financial instruments as outlined in the Group’s internal policies to hedge market risk & IRRBB exposures.

Management of market risk and interest rate risk in the Banking Book (IRRBB) is based on the following metrics:

•	Interest Rate Sensitivity (DV01): impact on the market value of cash flows, when submitted to a one basis point increase in the current annual interest rates or index rate;

•	Value at Risk (VaR): maximum market value loss for a holding period with a confidence level; and

•	FX exposures, considering all financial positions that bring FX risk and operational expenses in other currencies.

Although the risk relating to the changes in the fair value of its shares and its effects to the share-based compensation and the embedded derivative conversion feature from the senior preferred share is observed, the Group does not hedge these risks because it considers impracticable due to its nature and to the lack of instruments in the market. The risk arising from share-based payments is derived from the increase in expenses due to the issuance of new grants or appreciation of the share value of the Company. The risk arising from the embedded derivative conversion features affected the statement of profit and loss until the conversion when the entity derecognized the liability component and recognized it as equity. As a result, the total effect on changes in equity during the life of the convertible instrument was zero as no cash was paid.

The table below presents the VaR, calculated using a confidence level of 95% and a holding period of 1 day, by a historical simulation approach, with a 5-year window.

VaR	9/30/2021	12/31/2020

Group	2,397	1,128

Nu Financeira	458	561

Nu Pagamentos	99	140

Currency risk

The consolidated financial statements may present volatility due to the Group’s operations in foreign currencies, such as Brazilian Real and Mexican and Colombian pesos. At the Nu Holdings level, there is no net investment hedge for the investments in other countries.

For the nine-month period ended September 30, 2021, none of the entities of the Group had significant financial instruments in a currency other than their respective functional currencies.

In Brazil, Nu faces currency risks, mainly due to operational costs linked to its operations activities. In order to mitigate foreign exchange risk, the Group hedges the expected costs in US$ and EUR in Nu Pagamentos, which has the Brazilian Real as its functional currency. Derivatives instruments (dollar and euro future contracts, traded in B3) are used for carrying out these hedging activities, which are supervised by the Asset & Liability Management and Capital (ALM) Forum. Residual exposures are monitored, considering the costs (objects of hedge) and the derivatives (instruments of hedge). The currency risk in Nu Financeira is not hedged because it is deemed as not relevant.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

Interest rate risk

The following analysis is the Group’s sensitivity of the mark to market fair value to an increase of 1 basis point (“bp”) (DV01) in the Brazilian risk-free curve, IPCA coupon curve, assuming a parallel shift and a constant financial position:

Curve	Brazilian Risk-Free Curve		IPCA coupon

DV01	9/30/2021	12/31/2020	9/30/2021	12/31/2020

Group	4	—	(1)	(1)

Nu Financeira(1)	(1)	(1)	(1)	—

Nu Pagamentos	5	2	—	(1)

(1)	Includes Nu Financeira and its subsidiary Nu Invest.

The interest rate risk in subsidiaries other than Nu Pagamentos and Nu Financeira are deemed not relevant as of September 30, 2021, and December 31, 2020.

To keep DV01 sensitivities within defined limits, derivatives are used to hedge interest rate risk. Currently, interest rate futures are traded in B3, and swaps are used for hedging purposes.

•	Operational risk

There is an operational risk and internal control’s structure, which is responsible for the identification and assessment of operational risks, as well as the evaluation of the design and effectiveness of the internal controls structure. This structure is also responsible for the preparation and periodic testing of the business continuity plan and to coordinate the risk assessment in new product launches and significant changes in the existing processes.

Within the governance of the risk management process, mechanisms for identifying, measuring, evaluating, monitoring, and reporting operational risk events are presented to each business area (first line of defense), as well as disseminating the control culture to other team members internally. The main results from the risk assessments are presented to the Operational Risk and Internal Controls Technical Forum and to the Risk Committee. Applicable improvement recommendations result in action plans with planned deadlines and responsibilities.

Information Technology (“IT”) risk

As the Group operates in a challenging cyber threat environment, it continuously invests in controls and technologies to defend against these threats. Information Technology risks, including cyber risk, is a priority area for Nu and therefore the Group has a dedicated IT Risk structure, which is part of the second line of defense. This team is independent from IT related areas, including Engineering, IT Operations, and Information Security.

IT Risk is responsible for identifying, assessing, measuring, monitoring, controlling, and reporting Information Technology risks in relation to risk appetite levels approved by the country-level Risk Committee. The Group continually assesses Nu’s potential risk exposure to threats and their potential impacts on the business and customers. The Group continues to improve its IT and cybersecurity features and controls, also considering that people are a key component of the security strategy, ensuring that the employees and third-party contributors remain aware of prevention measures and also know how to report incidents.

The results of the IT risk and controls assessments are regularly discussed at the IT Risk Technical Forum and also presented to the country-level Risk Committee. Applicable improvement recommendations result in action plans with planned deadlines and responsibilities.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

•	Compliance

As the Group operates in a regulated environment, a Compliance program was established within the second line of defense. The Compliance team has resources dedicated to the Ethics Program as well as to Regulatory Compliance.

The Ethics Program sets the minimum conduct standards to the organization, including Code of Conduct, Compliance Policies, Training and awareness campaign as well as an independent whistleblowing channel.

The Regulatory Compliance team is focused on overseeing the regulatory adherence of the organization. Main activities involve regulatory tracking and managing the regulatory adherence, assessment of new products and features, advisory, Compliance testing as well as centralizing the relationship with regulators.

•	Reputational Risk

The Group understands that the materialization of other risks can negatively impact its reputation, as they are intrinsically connected. Undesirable events in different risk dimensions such as business continuity, cyber security, ethics and integrity, social media negative activity, among others, can damage Nu’s reputation.

Therefore, the Group has teams and processes in place dedicated to overseeing external communication and for crisis management, which are key elements in identifying and mitigating reputational events, as well as to gain long-term insight to better prevent or respond to future events.

29. Capital management

The purpose of capital management is to estimate the future requirements of regulatory capital, based on the Group’s growth projections, risk exposure, market movements and other relevant information. Also, the capital management structure is responsible for identifying sources of capital, for writing and submitting the capital plan for approval, as well as for monitoring the current level of the regulatory capital ratios.

At the executive level, the ALM Technical Forum is responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring, and recommending capital-related action plans to the Risk Committee.

a) Minimum capital requirements

The Group must comply with two different regulatory capital requirements: one for the Financial Conglomerate, led by Nu Financeira and composed by Nu Financeira and Nu DTVM and Nu Invest, and the other applicable to Nu Pagamentos:

•	Financial Conglomerate: minimum level of capital, considering the minimum requirements for financial institutions according to Brazilian Federal Monetary Council (“CMN”) Resolution 4,193/13.

•	Nu Pagamentos: minimum level of capital, considering the minimum requirements for payment institutions, according to Circular BACEN 3,681/13.

In line with its strategy, Nu implemented a capital management structure aiming to maintain a higher level of capital than the minimum regulatory requirements. Additionally, the Group has commenced operations both in Mexico and Colombia and will comply with local rules as soon as regulatory requirements are applicable in these jurisdictions.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

b) Composition of capital

i) Financial Conglomerate

The Regulatory Capital of Financial Conglomerate used to monitor the compliance with the Basel operating limits imposed by BACEN, is the sum of two items, as follows:

•

Tier I Capital: the sum of Common Equity Tier I, which consists of Paid In Capital, capital, reserves and retained earnings, less deductions, and prudential adjustments and the Additional Tier I, which consists of subordinated debt instruments without a defined maturity that meet eligibility requirements. It is important to note that the Financial Conglomerate does not hold any debt eligible to Additional Tier I on the date of these consolidated financial statements.

•	Tier II Capital: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with the Common Equity Tier I it composes the Total Capital.

The table below shows the calculation of the capital ratios and their minimum requirement for the Financial Conglomerate, required by the current regulation in Brazil.

ii) Nu Pagamentos

Nu Pagamentos’ capital management aims to determine the capital needed for its growth and to plan as additional sources of capital, in order to permanently maintain equity in amounts higher than the requirements defined by BACEN.

The subsidiary permanently maintains its shareholders’ equity adjusted by the income accounts in an amount corresponding to, at least, the highest amount between i) 2% of the monthly average of payment transactions carried out by the subsidiary in the last 12 (twelve) months; or ii) 2% of the balance of electronic coins issued by the Nu Pagamentos, calculated daily.

The table below shows the calculation of the capital ratio and its minimum requirement for Nu Pagamentos, required by the current regulation in Brazil.

Nu Pagamentos	9/30/2021	12/31/2020

Adjusted Shareholder’s Equity	600,956	276,672

Max Amount	2,237,817	1,538,256

Monthly average of payment transactions	2,237,817	1,538,256

Balance of electronic currencies	1,383,587	1,072,056

Capital Requirement Ratio	26.9%	18.0%

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

Financial Conglomerate	9/30/2021	12/31/2020

Regulatory Capital	460,084	118,612

Tier I	441,920	101,229

Common Equity	441,920	101,229

Tier II	18,164	17,383

Risk Weighted Assets (RWA)	1,405,665	388,346

Credit Risk (RWA CPAD)	1,157,928	372,841

Market Risk (RWA MPAD)	3,417	63

Operational Risk (RWA OPAD)	244,320	15,442

Capital Required	147,595	40,776

Margin	312,489	77,836

Basel Ratio	32.7%	30.5%

RBAN - Capital Required	971	2,334

Margin considering RBAN	311,518	75,502

30. Segment information

In reviewing the operational performance of the Group and allocating resources, the Chief Operating Decision Maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”), reviews the consolidated statement of profit or loss and comprehensive income or loss.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a combined basis for all subsidiaries.

The Group’s income, results, and assets for this one reportable segment can be determined by reference to the consolidated statement of profit or loss and other comprehensive income or loss, as well as the consolidated statements of financial position.

a) Information about products and services

The information about products and services are disclosed in note 6.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

b) Information about geographical area

The table below shows the revenue and non-current assets per geographical area:

	Revenue[a]				Non-current assets[b]
	Three-month period ended		Nine-month period ended

	9/30/2021	9/30/2020	9/30/2021	9/30/2020	9/30/2021	12/31/2020

Brazil	359,859	135,623	845,790	432,534	462,453	24,099

Mexico	6,801	298	13,025	472	4,648	1,418

Colombia	136	—	172	—	333	79

Cayman Islands	—	—	—	—	831	831

Germany	—	—	—	—	151	181

Argentina	—	—	—	—	70	112

United States	2,255	—	2,255	—	6,741	6,993

Total	369,051	135,921	861,242	433,006	475,227	33,713

a.	Includes interest income (credit card and lending), interchange fees, recharge fees, rewards revenue, late fees and other fees and commission income.
b.	Non-current assets are right-of-use assets, property, plant and equipment, intangible assets, and goodwill.

The Group had no single customer that represented 10% or more of the Group’s revenues in either September 30, 2021, or 2020.

31. Non-cash transactions

9/30/2021

Easynvest acquisition - share consideration (note 1(b) )	271,229

Conversion of senior preferred shares into equity (note 23)	400,915

32. Subsequent events

a) Acquisition – Spin Pay

The acquisition of Spin Pay was completed on October 13, 2021, when the control over the entity was transferred upon all conditions established on the share purchase agreement and the liquidation was completed.

The total price is comprised of US$24,000 to be settled one part on the acquisition date and the remainder on the first and second anniversary of the acquisition date, and up to R$100,000 (equivalent to US$18,500 as of September 30, 2021) in Class A ordinary shares, based on its fair value on the date of the issuance, to be issued upon the achievement of certain milestones by 2024.

One member of Nu Holdings Board of Directors, before the acquisition, owned 1.24% of Spin Pay’s interest.

Nu Holdings Ltd.

Interim Condensed Consolidated Financial Statements

as of September 30, 2021

The transaction qualifies as a business combination and will be accounted for using the acquisition method of accounting. As a result of limited access to Spin Pay’s information required to prepare initial accounting, together with the limited time since the acquisition date and the effort required to conform Spin Pay’s financial statements to the Company’s practices and policies, the initial accounting for the business combination is incomplete at the time of these condensed consolidated interim financial statements. As a result, the Company is unable to provide the amounts recognized as of the Acquisition date for the major classes of assets acquired and liabilities assumed, pre-acquisition contingencies and goodwill.

b) Class A Ordinary Shares

At the Meeting of Shareholders held on October 20, 2021, the creation of an additional 9,750,000 Class A Ordinary Shares was approved.

KPMG Auditores Independentes Ltd.

Rua Verbo Divino, 1400, Conjuntos 101, 201, 301, e 401

Chácara Santo Antonio

04719-911 – São Paulo/SP – Brasil

Telephone + 55 (11) 3940-1500

kpmg.com.br

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Nu Holdings Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Nu Holdings Ltd. and subsidiaries (“Company”) as of December 31, 2020, 2019 and 2018, and the related consolidated statements of profit or loss, comprehensive income or loss, changes in equity, and cash flows for each of the years in the three year period ended December 31, 2020, and the related notes (collectively the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, 2019 and 2018, and the consolidated results of its operations and cash flows for each of the years in the three year period ended December 31, 2020, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

We have served as the Company’s auditor since 2018.

São Paulo, Brazil

October 29, 2021

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Consolidated Statements of Profit or Loss

For the years ended December 31, 2020, 2019 and 2018

(In thousands of U.S. Dollars, except earnings per share)

	Note	2020	2019	2018

Interest income and gains (losses) on financial instruments	6	382,922	337,851	161,554

Fee and commission income	6	354,211	274,258	157,365

Total revenue		737,133	612,109	318,919

Interest and other financial expenses	6	(113,924)	(109,697)	(45,417)

Transactional expenses	6	(126,815)	(79,316)	(43,142)

Credit loss allowance expenses	7	(169,485)	(175,178)	(118,628)

Total cost of financial and transactional services provided		(410,224)	(364,191)	(207,187)

Gross profit		326,909	247,918	111,732

OPERATING EXPENSES

Customer support and operations	8	(123,950)	(115,567)	(46,668)

General and administrative expenses	8	(266,024)	(199,919)	(84,678)

Marketing expenses	8	(19,426)	(41,817)	(6,459)

Other income (expenses)	8	(9,535)	(19,914)	(7,331)

Total operating expenses		(418,935)	(377,217)	(145,136)

Finance costs – results with convertible instruments	22	(101,152)	—	—

Loss before income taxes		(193,178)	(129,299)	(33,404)

INCOME TAXES

Current taxes	25	(22,338)	(3,572)	(15,520)

Deferred taxes	25	44,025	40,340	20,341

Total income taxes		21,687	36,768	4,821

Loss for the year		(171,491)	(92,531)	(28,583)

Earnings (Loss) per share – basic and diluted	30	(0.1304)	(0.0813)	(0.0260)

Weighted average number of outstanding shares – basic and diluted	30	1,315,578	1,137,931	1,099,070

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income or Loss

For the years ended December 31, 2020, 2019 and 2018

(In thousands of U.S. Dollars)

	Note	2020	2019	2018

Loss for the year		(171,491)	(92,531)	(28,583)

OTHER COMPREHENSIVE INCOME OR LOSS

Effective portion of changes in fair value		8,302	1,491	—

Reclassified to profit or loss		(8,223)	(1,489)	—

Deferred income taxes		(31)	(1)	—

Cash flow hedge	26	48	1	—

Currency translation on foreign operations	26	(50,100)	(12,271)	(35,356)

Total other comprehensive income or loss that may be reclassified to profit or loss subsequently		(50,052)	(12,270)	(35,356)

Change in fair value – own credit adjustment	16	(219)	(249)	—

Total other comprehensive income or loss that will not be reclassified to profit or loss subsequently		(219)	(249)	—

Total other comprehensive loss, net of tax		(50,271)	(12,519)	(35,356)

Total comprehensive loss for the year		(221,762)	(105,050)	(63,939)

Total comprehensive loss for year attributable to shareholders of the parent company		(221,762)	(105,050)	(63,939)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position

As of December 31, 2020, 2019 and 2018

(In thousands of U.S. Dollars)

	Note	2020	2019	2018

ASSETS

Cash and cash equivalents	10	2,343,780	1,246,566	379,207

Financial assets at fair value through profit or loss		4,378,118	2,400,691	655,472

Securities	11	4,287,277	2,237,673	570,181

Derivative financial instruments	15	80	241	—

Collateral for credit card operations	18	90,761	162,777	85,291

Financial assets at amortized cost		3,150,013	2,923,676	1,652,721

Compulsory deposits at central banks		43,542	—

Credit card receivables	12	2,908,907	2,786,524	1,623,827

Loans to customers	13	174,694	58,024	—

Interbank transactions		—	91	—

Other financial assets at amortized cost		22,870	79,037	28,894

Other assets	14	123,495	67,931	35,973

Deferred tax assets	25	125,131	94,198	55,216

Right-of-use assets		10,660	17,195	—

Property, plant and equipment		9,850	8,667	6,702

Intangible assets		12,372	1,110	503

Goodwill	3	831	—

Total assets		10,154,250	6,760,034	2,785,794

LIABILITIES

Financial liabilities at fair value through profit or loss		90,796	24,125	1

Derivative financial instruments	15	75,304	2,041	1

Instruments eligible as capital	16	15,492	22,084	—

Financial liabilities at amortized cost		9,421,710	5,972,989	2,419,950

Deposits	17	5,584,862	2,693,158	628,683

Payables to credit card network	18	3,331,258	2,976,505	1,675,853

Borrowings and financing	19	97,454	133,401	50,699

Securitized borrowings	19	79,742	169,925	64,715

Senior preferred shares	22	328,394	—	—

Salaries, allowances and social security contributions		25,848	11,238	5,467

Tax liabilities		30,782	12,430	17,149

Lease liabilities		12,014	18,701	—

Provision for lawsuits and administrative proceedings	20	16,469	20,952	14,276

Deferred income	21	25,965	21,154	10,829

Deferred tax liabilities	25	8,741	698	1

Other liabilities		83,814	65,496	21,389

Total liabilities		9,716,139	6,147,783	2,489,062

EQUITY

Share capital	26	45	45	42

Share premium reserve	26	638,007	631,246	389,394

Accumulated gains (losses)	26	(102,441)	28,189	(57,994)

Other comprehensive income/loss	26	(97,500)	(47,229)	(34,710)

Total equity		438,111	612,251	296,732

Total liabilities and equity		10,154,250	6,760,034	2,785,794

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020, 2019 and 2018

(In thousands of U.S. Dollars)

				Other comprehensive income/loss

	Share capital	Share premium reserve	Accumulated gains (losses)	Translation reserve	Cash flow hedge reserve	Own credit revaluation reserve	Total shareholders’ equity

Balances as of December 31, 2017	37	146,204	(38,688)	595	—	—	108,148

Share-based payments granted (note 9)	—	—	9,328	—	—	—	9,328

Stock options exercised	—	293	—	—	—	—	293

Shares repurchased (note 26)	—	(695)	—	—	—	—	(695)

Capital increase (Series E) (note 26)	4	151,245	—	—	—	—	151,249

Capital increase (Series E.1) (note 26)	1	92,347	—	—	—	—	92,348

Losses for the year	—	—	(28,583)	—	—	—	(28,583)

Other comprehensive income or loss, net of tax (note 26)

Currency translation on foreign entities	—	—	(51)	(35,305)	—	—	(35,356)

Balances as of December 31, 2018	42	389,394	(57,994)	(34,710)	—	—	296,732

Losses for the year	—	—	(92,531)	—	—	—	(92,531)

Absorption of accumulated losses by share premium reserve (note 26)		(160,203)	160,203	—	—	—	—

Share-based payments granted (note 9)	—	—	18,511	—	—	—	18,511

Stock options exercised	—	5,831	—	—	—	—	5,831

Shares repurchased (note 26)	—	(3,774)	—	—	—	—	(3,774)

Capital increase (Series F) (note 26)	3	399,998	—	—	—	—	400,001

Other comprehensive income or loss, net of tax (note 26)

Cash flow hedge	—	—	—	—	1	—	1

Currency translation on foreign entities	—	—	—	(12,271)	—	—	(12,271)

Own credit adjustment	—	—	—	—	—	(249)	(249)

Balances as of December 31, 2019	45	631,246	28,189	(46,981)	1	(249)	612,251

Losses for the year	—	—	(171,491)	—	—	—	(171,491)

Share-based payments granted, net of shares withheld for employee taxes (note 9)	—	—	40,861	—	—	—	40,861

Stock options exercised	—	6,776	—	—	—	—	6,776

Shares repurchased (note 26)	—	(15)	—	—	—	—	(15)

Other comprehensive income or loss, net of tax (note 26)

Cash flow hedge	—	—	—	—	48	—	48

Currency translation on foreign entities	—	—	—	(50,100)	—	—	(50,100)

Own credit adjustment	—	—	—	—	—	(219)	(219)

Balances as of December 31, 2020	45	638,007	(102,441)	(97,081)	49	(468)	438,111

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31, 2020, 2019 and 2018

(In thousands of U.S. Dollars)

	Note	2020	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES

RECONCILIATION OF PROFIT (LOSS) TO NET CASH FLOWS FROM OPERATING ACTIVITIES

Loss for the year		(171,491)	(92,531)	(28,583)

ADJUSTMENTS

Depreciation and amortization		7,428	5,073	1,071

Credit loss allowance expenses	7	187,790	193,967	150,411

Deferred income taxes	25	(44,025)	(40,340)	(19,127)

Provision for lawsuits and administrative proceedings	20	227	7,386	10,037

Gains (losses) on financial instruments		48,433	1,799	1

Interests accrued		39,521	17,681	19,717

Stock options granted	9	38,215	18,511	9,328

		106,098	111,546	142,855

CHANGES IN OPERATING ASSETS AND LIABILITIES

Securities		(2,008,861)	(1,689,547)	(608,499)

Compulsory deposits at central banks		(43,841)	—	—

Credit card receivables		(242,255)	(1,414,489)	(947,476)

Loans to customers		(143,623)	(63,009)	—

Interbank transactions		93	(91)	—

Other assets		78,319	(166,173)	(4,807)

Deposits		2,871,246	2,088,793	646,164

Payables to credit card network		312,607	1,365,476	740,902

Deferred income		3,621	10,325	6,718

Other liabilities		57,841	52,366	46,728

Interest paid		(6,199)	(15,603)	(16,389)

Income tax paid		(7,880)	(3,457)	(11,642)

Cash flows (used in)/generated from operating activities		977,166	276,137	(5,446)

CASH FLOWS FROM INVESTING ACTIVITIES

Acquisition of fixed assets		(3,084)	(2,377)	(5,875)

Acquisition of intangible assets		(4,902)	(2,302)	(505)

Acquisition of subsidiary, net of cash acquired		(8,284)	—	—

Cash flow (used in) generated from investing activities		(16,270)	(4,679)	(6,380)

CASH FLOWS FROM FINANCING ACTIVITIES

Capital increase	26	—	400,001	243,597

Proceeds from senior preferred shares	22	300,000	—	—

Proceeds from securitized borrowings	19	—	126,768	34,203

Payments of securitized borrowings	19	(52,172)	(16,835)	—

Proceeds from borrowings and financing	19	17,974	160,577	28,394

Payments of borrowings and financing	19	(27,893)	(78,185)	(52,380)

Proceeds from debt instruments eligible as capital	16	—	18,824	—

Lease payments		(4,568)	(2,014)	—

Exercise of stock options	26	6,776	5,831	293

Shares repurchased	26	(15)	(3,774)	(695)

Shares withheld for employee’s taxes	26	(2,646)	—	—

Cash flow (used in) generated from financing activities		237,456	611,193	253,412

Change in cash and cash equivalents		1,198,352	882,651	241,586

CASH AND CASH EQUIVALENTS

Cash and cash equivalents – beginning of the year	10	1,246,566	379,207	201,957

Foreign exchange rate changes on cash and cash equivalents		(101,138)	(15,292)	(64,336)

Cash and cash equivalents – end of the year	10	2,343,780	1,246,566	379,207

Increase in cash and cash equivalents		1,198,352	882,651	241,586

The accompanying notes are an integral part of these consolidated financial statements.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

Notes to the Consolidated Financial Statements

(In thousands of U.S. Dollars, unless otherwise stated)

1. Operations

Nu Holdings Ltd. (“Company” or “Nu Holdings”) was incorporated as an exempted company under the Companies Law of the Cayman Islands on February 26, 2016. The address of the Company’s registered office is Willow House, 4th floor, Cricket Square, Grand Cayman – Cayman Islands. It has no operating activities.

The Company carries investments in several operating entities and, as of December 31, 2020, the significant subsidiaries are:

•

Nu Pagamentos S.A. (“Nu Pagamentos”), an indirect subsidiary domiciled in Brazil. Nu Pagamentos is engaged in the issuance and administration of credit cards and payment transfer through a prepaid account, as well as participation in other companies as partner or shareholder. Nu Pagamentos has as its primary products (i) a Mastercard international credit card (issued in Brazil where it allows payments for purchases to be made in monthly installments), fully controlled through a smartphone app, and (ii) “Conta do Nubank”, a 100% digital smartphone app, maintenance-free prepaid account with 100% of the Brazilian Interbank Certificate of Deposit rate (“CDI”) remuneration and features of a traditional bank account such as: electronic and peer-to-peer transfers, bill payments, withdrawals through the “24 Hours” ATM network, prepaid credit for mobiles and debit functions.

•

Nu Financeira S.A. – SCFI (“Nu Financeira”), an indirect subsidiary also domiciled in Brazil, launched in February 2019, with personal loans as its main product. Nu Financeira offers customers in Brazil the possibility of loans that can be customized in relation to amounts, terms and conditions, number of installments, and transparent disclosure of any charges involved in the transaction, fully controlled through the above mentioned smartphone app. Loan issuance, repayment, and advance payments are available 24/7 through the “Conta do Nubank” account, directly in the app. Nu Financeira also grants credit to Nu Pagamento’s credit card holders, due to overdue invoices, bill installments, revolving credit, among others.

•

Nu BN Servicios México, S.A. de CV (“Nu Servicios”), an indirect subsidiary domiciled in Mexico. Nu Servicios is engaged in the issuance and administration of credit cards. Its operations were presented to the Mexican market in August 2019 and the official launch occurred in March 2020. The credit card has similar characteristics to the Brazilian operation: an international credit card, with no annual fee, under the Mastercard banner, 100% controlled by a digital app.

•	Nu Colombia S.A. (“Nu Colombia”), an indirect subsidiary domiciled in Colombia, launched in September 2020 with operations related to credit cards.

The Company and its consolidated subsidiaries are referred to in these consolidated financial statements as the “Group” or “Nubank”.

Nubank’s business plan forecasts growth in Brazil, Mexico and Colombia’s operations related to transactions on already issued credit cards and an increase of personal loans, complemented by the issuance of new cards and new products. Accordingly, these consolidated financial statements were prepared based on the assumption of the Group continuing as a going concern due to the Group’s rapid growth.

The Company’s Board authorized the issuance of these consolidated financial statements on October 29, 2021.

a) Acquisition activities pending completion

(i) Easynvest

In September 2020, the Group announced the acquisition, through its Brazilian subsidiary Nu DTVM, of 100% of the shares of the companies that are part of the investment platform Easynvest, the largest self-directed digital broker in Brazil. On December 31, 2020, the approval by the Brazilian Central Bank (“BACEN”) was still pending, and, therefore, there are no impacts on these financial statements. More information is disclosed in the Subsequent Events note.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

(ii) Akala

In December 2020, the subsidiary Nu BN Tecnologia, S.A de CV (“Nu Tecnologia”) announced the acquisition of 100% of the shares of AKALA, S.A. DE C.V. (“Akala”), a Mexican Financial Cooperative Association (SOFIPO) engaged in fundraising and financial services. The purpose of the transaction is to increase the offer of financial products in Mexico. At the date of the announcement of the acquisition, Akala did not have any operations but it owned the license which will allow Nubank to provide certain financial services in Mexico. The acquisition is pending approval by the Mexican National Baking and Stock Commission (“CNBV”). Therefore, there are no impacts on these financial statements.

b) COVID-19

In response to the COVID-19 pandemic, many governments worldwide have taken measures related to social distancing, quarantine and travel restrictions affecting the population of these countries, including those where the Nubank operates. As a result, the Group has put into action a series of initiatives to ensure the health of its employees, service providers and customers, as follows:

•	Relaxed conditions for the customers to renegotiate an extension in the maturities of the loans.

•	Nubank in Brazil was also responsible for assisting its customers in receiving economic support via an emergency cash assistance from the federal government.

•	The Group created a new function in the app so that customers can donate cash for various institutions that are actively working to combat the pandemic.

The Group created a Crisis Committee to closely monitor the main indicators such as credit default, liquidity, operational and strategic activities, and regulatory framework. The Committee aimed to identify changes in the risk profile and behavior of customers, helping to mitigate credit risk by taking decisions to reduce the effects from the pandemic. The analyses were used to guide business decisions based on sustainability and risk management.

As a result of the pandemic, there was a drop in the average volume of customer’s purchases on credit card during the critical period of the pandemic in Brazil, during the second quarter of 2020, which affected Nubank’s revenue. However, in the beginning of the third quarter of 2020, revenue returned to pre-pandemic levels.

In addition, all employees are currently working remotely. Even so, Nubank has maintained its net promoted scores (NPS) substantially at the same level as prior to the pandemic. As a result, Nubank’s operation continued to grow, and the Group has continued to hire new employees globally.

As a result of the abovementioned situation, Nubank continues to analyze the effects of pandemic on its activities, estimates and judgements, and the application of significant accounting policies related to credit losses. Details of the impacts of the pandemic on the credit loss allowance are shown in notes 12 and 13, as well as in note 27.

2. Basis of preparation

The Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

a) Functional currency and foreign currency translation

i) Nu Holding’s functional and presentation currency

Nu Holdings does not have any direct customer and its main direct activities are (i) investing activities in the operating entities in Brazil, Mexico, Colombia and in other countries, (ii) financing activities, either equity or debt; and (iii) the payment of certain general and administrative expenses. As a result, these are considered its primary and secondary activities and all of them are substantially based on US Dollars (“USD”), which was selected as the functional and presentation currency of Nu Holdings.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

ii) Subsidiary’s functional currency

For each subsidiary of the Group, the Company determines the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity (“functional currency”). Items included in the financial statements of each subsidiary are measured using that functional currency. The functional currency of the Brazilian operating entities is the Brazilian Real, the Mexican entities is the Mexican Peso, and the Colombian entities is the Colombian Pesos.

iii) Translation of transactions and balances

Foreign currency transactions and balances are translated in two consecutive stages:

•

Foreign currency transactions are translated to the subsidiaries’ functional currency companies at the exchange rates at the date of the transactions; and the exchange differences arising on the translation of foreign currency balances to the functional currency are recognized under “Other income (expenses)” in the consolidated statements of profit or loss. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Revenues and expenses are translated using a monthly average exchange rate. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.

•

The financial statements of the subsidiaries held in functional currencies that are not USD (foreign subsidiaries) are translated into USD, and the exchange differences arising from the translation to USD of the financial statements denominated in functional currencies other than the USD is recognized in the consolidated statements of comprehensive income or loss (OCI) as an item that may be reclassified to profit or loss within “currency translation on foreign entities”.

The main criteria applied to the translation of financial statements of foreign subsidiaries to USD are as follows:

•	assets and liabilities are converted into USD at the exchange rate at the reporting date;

•	equity is translated into USD at historical cost;

•

revenues and expenses are translated using a monthly average exchange rate. When applying this criterion, the Group considers whether there have been significant changes in the exchange rates in the reporting period which, in view of their materiality with respect to the consolidated financial statements taken as a whole, would make it necessary to use the exchange rates at the transaction date rather than the aforementioned average exchange rates; and

•	statement of cash flow items are translated into USD using the monthly average exchange rate unless significant variances occur, when the rate of the transaction date is used instead.

b) New or revised accounting pronouncements

The following new or revised standards have been issued by IASB and were effective for the periods covered by these consolidated financial statements:

Adopted in 2019

IFRS 16 – Leases

IFRS 16 Leases supersedes IAS 17 Leases along with three Interpretations (IFRIC 4 Determining whether an Arrangement contains a Lease, SIC 15 Operating Leases-Incentives, and SIC 27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease).

The adoption on January 1, 2019 of the standard has resulted in the Group recognizing a right-of-use asset and related lease liability in connection with all former operating leases except for those identified as low-value or having a remaining lease term of fewer than 12 months from the date of initial application. The new Standard has been applied using the modified retrospective approach. Prior periods have not been restated.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

For contracts in place at the date of initial application, the Group has elected to apply the definition of a lease from IAS 17, and IFRIC 4, and has not applied IFRS 16 to arrangements that were previously not identified as lease under IAS 17, and IFRIC 4.

The Group has elected not to include initial direct costs in the measurement of the right-of-use asset for operating leases in existence at the date of initial application of IFRS 16, being January 1, 2019. At this date, the Group has also elected to measure the right-of-use assets at an amount equal to the lease liability adjusted for any prepaid or accrued lease payments that existed at the date of transition.

Instead of performing an impairment review on the right-of-use assets at the date of initial application, the Group has relied on its historic assessment as to whether leases were onerous immediately before the date of the initial application of IFRS 16.

On transition, for leases previously accounted for as operating leases with a remaining lease term of fewer than 12 months and for leases of low-value assets, the Group has applied for the optional exemptions not to recognize right-of-use assets but to account for the lease expense on a straight-line basis over the remaining lease term.

For those leases previously classified as finance leases, the right-of-use asset and lease liability are measured at the date of initial application at the same amounts as under IAS 17 immediately before the date of the initial application.

On January 1, 2019, the weighted average incremental borrowing rate applied to lease liabilities was 8.5%.

The Group has benefited from the use of hindsight for determining the lease term when considering options to extend and terminate leases.

IFRIC Interpretation 23 – Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

The Interpretation addresses explicitly the following:

•	Whether an entity considers uncertain tax treatments separately;

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities;

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits, and tax rates; and

•	How an entity considers changes in facts and circumstances.

The Group determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments and uses the approach that better predicts the resolution of the uncertainty.

The Group considered whether it has any uncertain tax positions. The Group’s and the subsidiaries’ tax filings in different jurisdictions include deductions related to transfer pricing and the taxation authorities may challenge those tax treatments. The Group determined, based on its tax compliance, and transfer pricing study, that it is probable that the taxation authorities will accept its tax treatments (including those for the subsidiaries). Therefore, the Interpretation did not have an impact on these consolidated financial statements when applied on January 1, 2019.

Adopted in 2020

The following revised accounting pronouncements were adopted with no impact on these consolidated financial statements:

•	Amendments to IFRS 9 – Negative Offsetting Payment Characteristics

•	Amendments to IAS 28 – Long Term Investments in Associates and Joint Ventures

•	Annual Improvements 2015-2017 Cycle

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

•	Amendments to IFRS 16 – COVID-19 Related Rent Concessions

•	Amendments to IFRS9, IAS 39 and IFRS 7 – Interest Rate Benchmark Reform

•	Annual Improvements to IFRS Standards – 2018-2020 Cycle

d) Other new standards and interpretations not yet effective

•	Classification of Liabilities as Current or Non-Current (Amendments to IAS1)

•	Amendments to References to the Conceptual Framework in IFRS Standards

•	Amendments to IFRS 3 – Definition of a Business

•	Amendments to IAS 1 and IAS 8 – Definition of Material

•	Amendments to IAS 37 – Onerous Contracts – Cost of Fulfilling a Contract

•	Amendments to IAS 16 – Property, Plant and Equipment – Proceeds before Intended Use

Management does not expect the adoption of the standards and interpretations described above to have a significant impact on these consolidated financial statements.

3. Basis of consolidation

These consolidated financial statements include the accounting balances of Nu Holdings and all those subsidiaries over which the Company exercises control, direct or indirectly. Control is achieved where the Company has (i) power over the investee; (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) can use its power to affect its profits.

The Company re-assesses whether it maintains control of an investee if facts and circumstances indicate that there are changes to one or more of the three above mentioned elements of control. The consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control over the subsidiary. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the period are included in the consolidated statements of profit or loss from the date the Company gains control until the date the Company ceases to control the subsidiary.

The financial statements of the subsidiaries were prepared in the same period as the Company and applying consistent accounting policies.

The financial statements of the subsidiaries are fully consolidated with those of the Company. Accordingly, all balances, transactions and any unrealized income and expenses arising between consolidated entities are eliminated on the consolidation, except for foreign-currency gain and losses on translation of intercompany loans. Profit or loss and each component of other comprehensive income or loss are attributed to the equity of the Company.

The consolidated financial statements include the subsidiaries listed below:

					%

Entity	Control	Principal activities	Functional currency	Country	2020	2019	2018

Nu 1-B, LLC (“Nu 1-B”)	Direct	Holding Company	USD	USA	100	100	100

Nu 2-B, LLC (“Nu 2-B”)	Direct	Holding Company	USD	USA	100	100	100

Nu 3-B, LLC (“Nu 3-B”)	Direct	Holding Company	USD	USA	100	100	100

Nu 1-A, LLC (“Nu 1-A”)	Indirect	Holding Company	USD	USA	100	100	100

Nu 2-A, LLC (“Nu 2-A”)	Indirect	Holding Company	USD	USA	100	100	100

Nu 3-A, LLC (“Nu 3-A”)	Indirect	Holding Company	USD	USA	100	100	100

Nu Payments, LLC (“Nu Payments”)	Indirect	Holding Company	USD	USA	100	100	100

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

					%

Entity	Control	Principal activities	Functional currency	Country	2020	2019	2018

Nu MX LLC (“Nu MX”)	Direct	Holding Company	USD	USA	100	100	100

Nu Cayman Ltd (“Nu Cayman”)	Direct	Investment company	USD	Cayman	100	100	—

Nu Finanztechnologie GmbH (“Nu Finanz”)	Direct	Technology E-Hub	EUR	Germany	100	100	100

Nu BN México, S.A. de CV SOFOM E.N.R. (“Nu Mexico”)	Indirect	Multiple purpose financial company	MXN	Mexico	100	100	100

Nu BN Servicios México, S.A. de CV (“Nu Servicios~)	Indirect	Credit card operations	MXN	Mexico	100	100	100

Nu BN Tecnologia, S.A de CV (“Nu Tecnologia”)	Indirect	Computer consulting service	MXN	Mexico	100	100	—

Nu Colombia S.A. (“Nu Colombia”)	Indirect	Credit card operations	COP	Colombia	100	100	—

Nu Argentina S.A. (“Nu Argentina”)	Indirect	Talent E-Hub	ARS	Argentina	100	100	—

Cognitect, Inc. (“Cognitect”)	Direct	Technology E-Hub	USD	USA	100	—	—

Internet – Fundo de Investimento em Participações Multiestratégia (“Internet FIP”)	Indirect	Investment company	BRL	Brazil	100	100	100

Nu Pagamentos S.A. (“Nu Pagamentos”)	Indirect	Credit card and prepaid account operations	BRL	Brazil	100	100	100

Nu Financeira S.A. – SCFI (“Nu Financeira”)	Indirect	Loan operations	BRL	Brazil	100	100	100

Nu Investimentos Ltda. (“Nu Investimentos”)	Indirect	Fund manager	BRL	Brazil	100	100	100

Nu Distribuidora de Titulos e Valores Mobiliarios Ltda. (“Nu Distribuidora”)	Indirect	Securities distribution	BRL	Brazil	100	—	—

Nu Produtos Ltda. (“Nu Produtos”)	Indirect	Insurance commission	BRL	Brazil	100	—	—

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

In addition, the Company consolidates the following entities in which the Group’s companies hold a substantial interest or the entirety of the interests and are therefore exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the fund:

Name of the entity	Country

Consolidated in 2020, 2019 and 2018

Fundo de Investimento em Direitos Creditórios NU (“FIDC Nu”)	Brazil

Nu Fundo de Investimento Renda Fixa (“NuFundo”)	Brazil

New companies formed in 2020

Fundo de Investimento Ostrum Soberano Renda Fixa Referenciado DI (“Fundo Ostrum”)	Brazil

Nu Fundo de Investimentos em Ações (“Nu FIA”)	Brazil

In Brazil, the subsidiaries Nu Pagamentos and Nu Financeira are regulated by the Brazilian Central Bank (“BACEN”), as such, there are some regulatory requirements that restricts the ability of the Group to access and transfer assets freely to or from these entities within the Group and to settle liabilities of the Group. See note 28 where capital requirements are being disclosed.

a) Business combinations

i) Acquisition of Cognitect, Inc

On August 4, 2020, Nu Holdings acquired 100% of the issued and outstanding capital stock of Cognitect, Inc. (“Cognitect”), a Delaware corporation.

Cognitect is a software engineering company responsible for developing Clojure, an open-source functional programming language, and Datomic, a database product, both of which were already used by Nubank. Cognitect licenses Datomic for customers and provides consulting services related to Datomic and Clojure. Nubank’s intention was to add the knowledge of Cognitect developers to its team to foster technology and efficiency.

Purchase consideration at closing date

The operation was consummated by means of:

Purchase price	Moment of payment	Value of consideration

Paid in cash	Closing date	10,432

Total consideration		10,432

As part of the purchase agreement, a contingent cash and a contingent share consideration has been agreed to be paid over 5 years in equal installments, dependent upon the former Cognitect’s shareholders’ and employees continuing to provide services to the Company, which were then considered as compensation for post-combination services and not a component of the purchase consideration transferred. The value attributable to each of the 537 thousand shares is USD 10.71 and corresponds to the estimated fair value of the ordinary share at the date of the acquisition. The fair value of the shares was calculated using methodologies similar to the share-based payment (note 9). Further, there is also an escrow deposit which will be released on the 5th anniversary of the acquisition.

The difference between the amount paid and the net assets acquired at fair value resulted in the recognition of goodwill.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

Assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities as at the date of acquisition were:

Fair value recognized on acquisition

IDENTIFIABLE ASSETS AND LIABILITIES

Cash and cash equivalents	2,148

Software	5,173

Customer relationship	2,689

Other assets (liabilities)	(409)

Total identifiable net assets at fair value	9,601

Goodwill arising on acquisition	831

Total consideration	10,432

Purchased consideration transferred	10,432

Contingent liabilities have not been recorded due to the acquisition.

Identifiable intangible assets are amortized for a period of 2.25 to 5 years, according to the useful life defined based on the expected future economic benefits generated by the asset. The goodwill does not have defined useful life and will have its recoverability tested at least annually.

If the business combination had taken place at the beginning of the year, the Group’s revenue and loss for the year would not have been materially impacted.

4. Significant accounting policies

The accounting policies described below have been applied consistently through the periods presented in these consolidated financial statements.

a) Financial instruments

Initial recognition and measurement

Financial assets and liabilities are initially recognized when the Group becomes a party to the contractual terms of the instrument. The Group determines the classification of its financial assets and liabilities at initial recognition and measures a financial asset or financial liability at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss (FVTPL), transaction costs that are incremental and directly attributable to the acquisition or issue of the financial asset or financial liability. Transaction costs of financial assets and financial liabilities carried at fair value through profit or loss are expensed in profit or loss. Immediately after initial recognition, an expected credit loss (ECL) allowance is recognized for financial assets measured at amortized cost and investments in debt instruments measured at fair value through other comprehensive income (FVOCI), if any.

There were no defaults or breaches in any financial liability during 2020 and 2019.

Classification and subsequent measurement

Financial assets and financial liabilities are classified as FVTPL where there is a requirement to do so or where they are otherwise designated at FVTPL on initial recognition. Financial assets and financial liabilities which are required to be held at FVTPL include:

•	Financial assets and financial liabilities held for trading;

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

•	Debt instruments that do not have payments of principal and interest (SPPI) characteristics solely. Otherwise, such instruments must be measured at amortized cost or FVOCI, and;

•	Equity instruments that have not been designated as held at FVOCI.

Financial assets and financial liabilities are classified as held for trading if they are derivatives or if they are acquired or incurred mainly for the purpose of selling or being repurchased in the near-term, or form part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit-taking.

In certain circumstances, other financial assets and financial liabilities are designated at FVTPL where this results in the more relevant information. This may arise because it significantly reduces a measurement inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on a different basis, where the assets and liabilities are managed and their performance evaluated on a fair value basis or, in the case of financial liabilities, where it contains one or more embedded derivatives which are not closely related to the host contract.

The classification and measurement requirements for financial asset debt and equity instruments and financial liabilities are set out below.

Financial assets - debt instruments

Debt instruments are those instruments that meet the definition of financial liability from the issuer’s perspective, such as loans and government and corporate bonds.

The classification criteria and subsequent measurement for financial assets depends on the business model for their management and the characteristics of their contractual flows. The business models refer to the way in which the Group manages its financial assets to generate cash flows. In this definition, the following factors are taken into consideration, among others:

•	How key management staff assess and report on the performance of the business model and the financial assets held in the business model;

•	The risks that affect the performance of the business model (and the financial assets held in the business model) and, specifically, the way in which these risks are managed and

•	The frequency and volume of sales in previous years, as well as expectations of future sales.

Depending on these factors, the asset can be measured at amortized cost, at fair value with changes in other comprehensive income, or at fair value with changes through profit and loss.

Business model: The business model reflects how the Group manages the assets to generate cash flows and, specifically, whether the Group’s objective is solely to (i) collect the contractual cash flows from the assets or (ii) is to collect both the contractual cash flows and cash flows arising from the sale of the assets. If neither of these is applicable, such as where the financial assets are held for trading purposes, then the financial assets are classified as part of an “other” business model and measured at FVTPL. To assess business models, the Group considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management.

When a financial asset is subject to business models (i) and (ii), the application of the SPPI test is required, as explained below.

Solely Payments of Principal and Interest – SPPI test: Where the business model is to hold assets to collect contractual cash flows or to collect contractual cash flows and sell, the Group assesses whether the assets’ cash flows represent SPPI. In making this assessment, the Group considers whether the contractual cash flows are consistent with a basic lending arrangement (i.e. interest includes only consideration for the time value of money, credit risk, other basic lending risks, and a profit margin that is consistent with a basic lending arrangement). Where the contractual terms introduce exposure to risk or volatility that is inconsistent with a basic lending arrangement, the related asset is classified and measured at FVTPL. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are SPPI.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

Based on these factors, the Group classifies its instruments into one of the following measurement categories. Currently, the Group does not have any financial asset classified as FVTOCI.

Amortized cost:

Financial assets that are held for collection of contractual cash flows where those cash flows represent SPPI, and that are not designated at FVTPL, are measured at amortized cost. The carrying amount of these assets is adjusted by any ECL recognized and measured. Interest income from these financial assets is included in the statement of profit or loss using the effective interest rate method. When estimates of future cash flows are revised, the carrying amount of the respective financial assets or financial liabilities is adjusted to reflect the new estimate discounted using the original effective interest rate. Any changes are recognized in the statement of profit or loss.

FVTPL:

Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on a debt instrument that is subsequently measured at FVTPL, including any debt instruments designated at fair value, is recognized in profit or loss, and presented in the statement of profit or loss in the period in which it arises.

The Group reclassifies financial assets when and only when its business model for managing those assets changes. The reclassification takes place from the start of the first period following the change. For the years ended December 31, 2020, 2019 and 2018, no changes have occurred.

Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the Consolidated Statements of Financial Position:

•	Cash and cash equivalents;

•	Securities;

•	Collateral for credit card operations;

•	Derivative financial instruments;

•	Compulsory deposits at central banks;

•	Credit card receivables and loans to customers;

•	Interbank transactions and other financial assets at amortized cost.

Financial liabilities

Financial liabilities are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as liabilities associated with non-current assets held for sale or they relate to hedging derivatives or changes in the fair value of hedged items in portfolio hedges of interest rate risk, which are reported separately.

Financial liabilities are included for measurement purposes in one of the following categories:

•

Financial liabilities held for trading (at fair value through profit or loss): this category includes financial liabilities incurred for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives not designated as hedging instruments.

•

Financial liabilities designated at fair value through profit or loss: financial liabilities are included in this category when they provide more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (accounting mismatches) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Group’s key management personnel. Liabilities may only be included in this category on the date when they

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

are incurred or originated. This classification is applied to derivatives, financial liabilities held for trading, and other financial liabilities designated as such at initial recognition. The Group has designated the instruments eligible as capital as fair value through profit or loss at its initial recognition. Gains or losses on financial liabilities designated at fair value through profit or loss are presented partially in other comprehensive income (the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability) and partially in profit or loss (the remaining amount of change in the fair value of the liability).

•

Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the ordinary borrowing activities carried on by financial institutions.

Convertible instruments

Convertible instruments, which corresponds to the Company’s senior preferred shares, are separated into the financial liability and equity components based on the terms of the contract. On issuance of the convertible instrument, the fair values of the financial liability components are determined based on their characteristics, using a market rate for an equivalent non-convertible instrument for the contractual obligation to deliver cash and valuation models to the convertible embedded derivative into a variable number of shares. The financial liability due to the obligation to deliver cash is classified as a financial liability measured at amortized cost (net of transaction costs) until it is extinguished on conversion or redemption; and the convertible embedded derivative is measured at fair value and presented as “Derivative financial instruments” in the Consolidated Statements of Financial Position. No gain or loss arises from initially recognizing the components of the convertible instrument separately.

On conversion of convertible instruments, the Company no longer recognizes the liability component and recognizes it as equity, without any effect in the statement of profit and loss. The expenses relating to the measurement of the financial liability components are presented as expenses with convertible instruments in the statement of profit and loss.

Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the Consolidated Statements of Financial Position:

•	Derivative financial instruments;

•	Instruments eligible as capital;

•	Deposits,

•	Payables to credit card network;

•	Borrowings and financing, and securitized borrowings;

•	Senior preferred shares.

Credit loss allowance of financial assets

The Group calculates an expected credit loss (ECL) for its financial assets. This way, ECLs should account for forecast elements such as undrawn limits and macroeconomic conditions that might affect the Group’s receivables today.

The Group calculates different provisions for the financial instruments classified into:

•	Stage 1 – no significant increase in credit risk (“SICR”);

•	Stage 2 – significant increase in credit risk subsequent to recognition;

•	Stage 3 – credit impaired.

Based on these concepts, Nubank’s approach was to calculate ECL through the probability of default (PD), exposure at default (EAD) and loss given default (LGD) methodology.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

Definitions of stages

Stage 1 definition – no significant increase in credit risk

All receivables not classified in stages 2 and 3.

Stage 2 definition – significant increase in credit risk subsequent to recognition

The Group utilizes two guidelines for determining stage 2:

(i)	absolute criteria: the financial asset is more than 30 (thirty) days in arrears, or;

(ii)

relative criteria: in addition to the absolute criteria, the Group analyzes monthly the evolution of the risk of each financial instrument, comparing the current behavior score attributed to a given client with the one given in the moment of recognition of the financial asset. The behavior score considers credit behavior variables, such as delinquency in other products and market data about the client.

The Group has also assumed a cure period for stage 2, where all receivables in arrears between 30 and 89 days at least once in the last six months are classified as stage 2.

Stage 3 definition – credit impaired

Stage 3 definition follows the definition of default:

(i)	The financial asset is more than 90 (ninety) days in arrears; or

(ii)	There are indicatives that the financial asset will not be fully paid without a collateral or financial guarantee being triggered.

Indication that an obligation will not be fully paid includes forbearance of financial instruments that implies advantages being granted to the counterparty as a result of deterioration in the credit quality of the counterparty.

A probation period is also considered: customers that were more than 90 days in arrears at the last six months are also classified as stage 3.

Lifetime definition

The maximum period over which expected credit losses shall be measured is the maximum contractual period over which the entity is exposed to credit risk. For loan commitments, this is the maximum contractual period over which an entity has a present contractual obligation to extend credit. Thus for the lending product, the lifetime is straightforward, being equal to the number of months for the remaining loan instalments to be defaulted on.

However, the credit card includes both a loan and an undrawn commitment component and does not have a fixed term or repayment structure. Thus the period over which to measure expected credit losses are based on historical information and experience about the length of time for related default to occur on similar financial instruments following a significant increase in credit risk.

Therefore, a study was conducted for stage 2 credit cards portfolio tracking it over a time period to measure how long it takes for the cumulative default rate to stabilize, understanding this as the moment as the entity is not expected to be exposed to credit risk.

Forward-looking – macroeconomic scenarios

The Group calculates the expected credit loss (ECL) considering the current macroeconomic environment and changes in future macroeconomic scenarios. The macroeconomic forecasts are based on market expectations for Brazilian Gross Domestic Product (“GDP”) for the next two years as disclosed by the Brazilian Central Bank. These forecasts are constantly monitored by the Group.

The Group also builds Pessimistic and Optimistic scenarios, which are based on the variance of future market expectations, information that is also disclosed by the Brazilian Central Bank. The scenarios weighting depends on the Group’s expectations regarding the likelihood of each scenario to happen. The weighting is reviewed whenever there is a substantial change in economic environment that causes different macroeconomics outlooks’ expectation.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

The scenarios probability of occurrence and their severity are factored into the estimation of the expected credit loss (ECL) final number. This methodology allows a timelier response to changes in local or global macroeconomic trends.

Measuring ECL

The final ECL was calculated using the following parameters:

•

PD: it is the likelihood that a receivable will reach default in a time window. For Stage 1 customers, PDs are calculated for the next 12-month period, while for Stage 2, its calculation is done through the lifetime of the instrument. For Stage 3, PD is considered to be 100% since the credit has already defaulted.

•

EAD: the discounted balance that, in the event of a default, a customer is expected to have. For revolving facilities, it is a function of the customer’s current limit (total credit exposure) and the expected limit utilization percentage at the moment of default. The expected limit utilization is driven by different customer behavior. In contrast the EAD of a personal loan product is the expected balance value at default after considering the instalments payments behavior.

•	LGD: the percentage expected not to be recovered from a defaulted balance. This ratio represents the present value of the expected losses divided by the defaulted balances.

•	Discount rate: it is the average effective interest rate calculated using historical data.

•

The parameters mentioned above are segmented in homogeneous risk groups, determined by internal scoring models, relying on, among others, customer behavioral information, internal and external, including delinquency and credit utilization.

Governance around ECL

The Group’s Credit Risk Team has developed the current ECL method. Monthly results are monitored and discussed in appropriate forums involving credit businesses and finance teams.

The Group assesses the performance of ECL estimations through the following methods:

•	Back testing: running the model at prior reference dates allows the Group to evaluate how the model’s predictions have paired with actual data.

•	Coverage duration: while back testing, the Group analyzes how many months it is covered for losses while provisioning the ECL.

Post-Model Adjustments

Limitations in the Group’s provisions model may be identified, and in these circumstances the management might suggest appropriate adjustments to the Group’s provisions by applying post-model adjustments.

Presentation of allowance for ECL in the Consolidated Statement of Financial Position

Loss allowances for ECL are presented in the consolidated statement of financial position as follows:

•	financial assets measured at amortized cost: as a deduction from the gross carrying amount of the assets;

•	any excess of the loss allowance over the gross amount is presented as a provision in “Other liabilities”.

Write-off

The Group directly reduces the gross carrying amount of a financial asset when it has no reasonable expectation of recovering it in its entirety or a portion thereof. For unsecured loans, a write-off is made when all internal avenues of collecting the debt have been exhausted, and the debt is handed over to external collection agencies or it has no reasonable expectation of recovering. Significant portion of the write-offs of credit card receivables and loans to customers are done when the client is twelve months in arrears, and all balances are written-off are subject to enforcement activity. Contact is made with customers with the aim of achieving a realistic and sustainable repayment arrangement.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

Recoveries

Recoveries of credit losses are registered as an income and offset against credit losses. Recoveries of credit losses are classified in the consolidated statements of profit or loss as “Credit loss allowance expenses”.

Modifications of financial assets

The factors used by the Group to determine whether there is a substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, change to contractual cash flows and significant extensions of the term of the transaction due to the debtor’s financial constraint and significant changes to the interest rate, among others.

The major modifications in the Company’s financial assets correspond to changes in contractual cash flows when credit card receivables, current or revolving, are modified to receivables in installments or changes in the instalments profile in loans to customers. These modifications occur as a result of commercial restructuring activity or due to the credit risk of the borrower, an assessment must be performed to determine whether the terms of the new agreement are substantially different from the terms of the existing agreement. This assessment considers both the change in cash flows arising from the modified terms as well as the change in overall instrument risk profile.

Where terms are substantially different, the existing receivable will be derecognized and a new one will be recognized at fair value, with any difference in valuation recognized immediately within the statement of profit or loss, subject to observability criteria. Where terms are not substantially different, the receivables carrying value will be adjusted to reflect the present value of modified cash flows discounted at the original effective interest rate, with any resulting gain or loss recognized immediately within the statement of profit or loss.

For expected credit losses (ECL) purposes, any modification that implies a forbearance will be recognized as stage 3. A forbearance implies advantages being granted to the counterparty as a result of deterioration in the credit quality of the counterparty. For this definition, the following are considered advantages (I) any material discounts applied to the current obligation and (II) changes in prices that does not represent the customer credit risk profile.

Derivative financial instruments

Derivatives are contracts or agreements whose value is derived from one or more underlying indexes or asset values inherent in the contract or agreement, which require little or no initial net investment and are settled at a future date. Transactions are undertaken in interest rate, cross-currency, and other index related swaps and forwards.

Derivatives are held for risk management purposes and are classified as held for trading unless they are designated as being in a hedge accounting relationship. Derivatives are recognized initially at cost (on the date on which a derivative contract is entered into) and are subsequently re-measured at their fair value. Fair values of exchange-traded derivatives are obtained from quoted market prices. Fair values of over-the-counter derivatives are estimated using valuation techniques, including discounted cash flow and option pricing models.

All derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative, except where netting is permitted. The method of recognizing fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments and, if the latter, the nature of the risks being hedged. Gains and losses from changes in the fair value of derivatives held for trading are recognized in the consolidated statements of profit or loss and included within “Interest and other financial income” or “Interest and other financial expenses”.

Hedge accounting

The Group applies hedge accounting to represent the economic effects of its risk management strategies. At the time a financial instrument is designated as a hedge (i.e., at the inception of the hedge), the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), its risk management objective and strategy for undertaking the hedge. The documentation includes the identification of each hedging instrument and the respective hedged item, the nature of the risk being hedged and how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk is to be assessed. Accordingly, the

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

Group formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been and will be highly effective in offsetting changes in the fair value attributable to the hedged risk during the period that the hedge is designated.

A hedge is usually regarded as highly effective if, at inception and throughout its life, the Group can expect, and actual results indicate, that changes in the fair value or cash flow of the hedged items are effectively offset by changes in the fair value or cash flow of the hedging instrument. If, at any point, it is concluded that it is no longer highly effective in achieving its documented objective, hedge accounting is discontinued.

Where derivatives are held for risk management purposes, and when transactions meet the required criteria for documentation and hedge effectiveness, the derivatives may be designated as either: (i) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); (ii) hedges of the variability in highly probable future cash flows attributable to a recognized asset or liability, or a forecast transaction (cash flow hedges); or (iii) a hedge of a net investment in a foreign operation (net investment hedges). The Group applies cash flow hedge accounting in Nu Pagamentos that is exposed to foreign currency risk (dollar and euro) on forecast transactions, as described below.

(a) Cash flow hedge accounting – The effective portion of changes in the fair value of qualifying cash flow hedges are recognized in other comprehensive income in the cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in the statement of profit or loss. Amounts accumulated in equity are reclassified to the statement of profit or loss in the periods in which the hedged item affects profit or loss. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in the statement of profit or loss when the forecast transaction is ultimately recognized in the statement of profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the statement of profit or loss. The Group is exposed to foreign currency risk on forecast transactions, mainly expenses related to the cost of services and administrative expenses.

Offsetting financial assets and liabilities

Financial asset and liability balances, including derivatives, are offset (i.e. reported in the Statements of Financial Position at their net amount) only if the Group entities have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The Group has not offset financials assets or liabilities.

b) Fair value

Fair value is defined as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. The fair value accounting guidance provides a three-level fair value hierarchy for classifying financial instruments. This hierarchy is based on the markets in which the assets or liabilities trade and whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. The fair value measurement of a financial asset or liability is assigned a level based on the lowest level of any input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are described below:

•	Level 1: Valuation is based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2: Valuation is based on observable market-based inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3: Valuation is generated from techniques that use significant assumptions, not observable in the market. Valuation techniques include pricing models, discounted cash flow methodologies, or similar techniques.

The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted prices in active markets or observable market parameters. When quoted prices and observable data in active markets are not fully available, management judgment is necessary to estimate fair value.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

Valuation techniques include net present value and discounted cash flow models, comparison with similar instruments for which observable market prices exist, Black-Scholes pricing model and other valuation models. Assumptions and inputs used in valuation techniques include risk-free and benchmark interest rates, credit spreads and other inputs used in estimating discount rates. The availability of observable market prices and model inputs reduces the need for management judgement and estimation and also reduces the uncertainty associated with determining fair values.

Changes in market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value.

Significant judgment may be required to determine whether certain financial instruments measured at fair value are classified as Level 2 or Level 3. In making this determination, the Group considers all available information that market participants use to measure the fair value of the financial instrument, including observable market data, indications of market liquidity and orderliness, and Group’s understanding of the valuation techniques and significant inputs used. Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments’ fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is classified as Level 3. The process for determining fair value using unobservable inputs is generally more subjective and involves a high degree of management judgment and assumptions.

The Group has in place controls to ensure that the fair value measurements are appropriate and reliable, including review and approval of new transaction types, price verification, and review of valuation judgments, methods, models, process controls, and results.

The financial instruments measured at fair value at the reporting date by the level in the fair value hierarchy are disclosed in note 24.

c) Accounting for acquisitions

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value, if any, or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

The Company determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances, and pertinent conditions as at the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not re-measured and its subsequent settlement is accounted for within equity.

d) Revenue recognition

Interest income and gains (losses) on financial instruments

Interest income on loans, credit card operations (revolving and interest-bearing installment transactions) and short-term investments are calculated using the effective interest method, which allocates interest, and direct and incremental fees and costs over the expected lives of the assets. Gains (losses) on financial instruments comprises the changes in fair value recognized in the statement of profit or loss. For the revolving balances, the interest is calculated from the due date of the credit card bill that was not fully paid.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

Fee and commission income

i) Interchange fees

Interchange fee income represents fees to authorize and provide settlement on credit and debit card transactions processed through the Mastercard networks and are determined as a percentage of the total payment processed. Interchange fees, net of rewards revenues, are recognized and measured upon recognition of the transaction with the interchange networks, when performance obligation is considered satisfied. The interchange rates agreed with Mastercard are fixed and it depends on the segment of each merchant. The interchange income is withheld from the amount to be paid to Mastercard.

ii) Rewards revenues

It comprises revenues related to the Nubank’s Rewards subscription fee and the related interchange fee, initially apportioned in accordance with the relative stand-alone selling prices of the performance obligation assumed, as described below in item “Deferred income”. It is recorded in the income statement when the performance obligation is satisfied, which is when the reward points are redeemed by the customers.

Fee and commission income are shown net of federal revenue taxes.

iii) Recharge fees

Recharge fees are recognized at the date the customers acquire the right to the telecom services and comprises the selling price of telecom prepaid cards to customers, net of its acquisition costs.

e) Expenses recognition

Expenses are recorded in the statement of profit or loss under the accrual method, regardless of receipt or payment.

f) Cash and cash equivalents

Cash and cash equivalents includes (i) bank deposits on local institutions and abroad and highly liquid short-term investments with original maturities up to 90 days, convertible into a known amount of cash, subject to insignificant risk of change in value and used for cash management of short-term commitments and not for investment and financing purposes; and (ii) balances with central banks which are part of the Group’s liquidity management activities.

g) Credit card receivables

Credit card receivables are reported at their amortized cost, net of the credit loss allowance.

Chargebacks refer to the amounts disputed by clients generally due to fraud transactions on the Mastercard network process. Losses are recorded based on the estimated amount expected to be reduced from the Group’s client’s receivables when the event impacting the client occurred on activities that the Company is responsible for on the referred network.

h) Loans to customers

Loans to customers are related to Nubank’s lending products. The personal loans can be paid in 1 to 24 installments, depending on the conditions agreed on Nubank’s app. Loans are reported at their amortized cost, which is the outstanding principal balance, adjusted for any unearned income, unamortized deferred fees and costs, unamortized premiums and discounts, and charge-offs. Loans are reported net of the estimated uncollectible amount (credit loss allowance).

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

i) Leasing

The Group as a lessee

For any new contracts entered on or after January 1, 2019, the Group considers whether a contract is, or contains a lease. A lease is defined as “a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration”. To apply this definition, the Group assesses whether the contract meets three criteria, which are whether:

•	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group;

•

the Group has the right to obtain all of the economic benefits from use of the identified asset throughout the period of use substantially, considering its rights within the defined scope of the contract; and

•

the Group has the right to direct the use of the identified asset throughout the period of use. The Group assesses whether it has the right to direct ‘how and for what purpose’ the asset is used throughout the period of use.

Measurement and recognition of leases as a lessee

At the lease commencement date, the Group recognizes a right-of-use asset and a lease liability on the balance sheet. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).

The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.

At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Group’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee, and payments arising from options reasonably certain to be exercised.

Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is re-measured to reflect any reassessment or modification, or if there are changes on in-substance fixed payments.

When the lease liability is re-measured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.

The Group has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

j) Property, plant and equipment and intangible assets

Property, plant, and equipment are measured at historical cost less accumulated depreciation. Cost includes expenditures that are directly attributable to the acquisition of the asset and are depreciated from the date they are available for use. Depreciation is calculated to amortize the cost of items of fixed assets less their estimated residual values using the linear method based on the useful economic life of the items and is reviewed annually and adjusted prospectively if appropriate.

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Intangible assets, including software and other assets, are recognized if they arise from contractual or other legal rights or if they are capable of being

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

separated or divided from the Group and sold, transferred, licensed, rented, or exchanged. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives and are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets.

Directly attributable expenditures related to internally generated intangible assets, mainly software systems, are capitalized from the date on which the entity is able to demonstrate, among others, its technical feasibility, intention to complete, ability to use and can demonstrate probable future economic benefits.

Expenditures for improvements in third-party real estate are amortized over the term of the property lease.

The useful life of fixed and intangible assets items are as follows:

Furniture and other office equipment	10 years

Computer equipment	5 years

Software	5 years

Intangible assets – customer relationship (business combination)	2.25 years

k) Goodwill

Goodwill represents the excess of the acquisition price of an acquired business over the fair value of assets acquired and liabilities assumed. The Company’s goodwill rose from Cognitect’s business combination, described in note 3a.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for any non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

Goodwill is not amortized but is tested for impairment annually or more frequently if adverse circumstances indicate that it is more likely than not that the carrying amount exceeds its fair value. These indicators could include a sustained, significant decline in the Company’s stock price, a decline in expected future cash flows, significant disposition activity, a significant adverse change in the economic or business environment, and the testing for recoverability of a significant asset group, among others.

l) Impairment of non-financial assets

At each reporting date, or more frequently when events or changes in circumstances dictate, property, plant and equipment and intangible assets with a defined useful life are assessed for indicators of impairment. If indications are present, these assets are subject to an impairment review.

The carrying values of property, plant and equipment, goodwill and other intangible assets should be written down by the amount of any impairment and the loss is recognized in the statement of profit or loss in the period in which it occurs. A previously recognized impairment loss relating to property, plant and equipment may be reversed in part or in full when a change in circumstances leads to a change in the estimates used to determine the property, plant, and equipment recoverable amount. The carrying amount of the property, plant and equipment will only be increased up to the amount that would have been had the original impairment not been recognized.

For the years ended on December 31, 2020, 2019 and 2018, no adjustment to the recoverable amount for non-financial assets was recorded on the financial statements.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

m) Other assets

Other assets includes the amount of assets not recorded in other items, including prepaid expenses and deferred expenses. Deferred expenses are mostly related to certain issuance costs incurred on the credit and debit card operations, as embossing and shipping costs, among others. Card issuance costs are amortized over the card’s expected life, adjusted for any cancelations.

n) Deposits

Corresponds to:

a)	amounts deposited by customers in:

(i)	“Conta do Nubank”, the prepaid account, which is remunerated at 100% of the Brazilian CDI rate. Nubank is required to invest and pledge amounts received in government securities; and

(ii)

Bank Receipt of Deposits (“RDB”) and Linked Bank Receipt of Deposits (“RDB-V”), which are also remunerated at 100% of the DI rate. The amounts deposited by customers in these modalities can be used as a financing source for the Group’s operation and may or may not be invested in government securities.

b)	time deposits; and

c)	other deposits.

For those deposits, the interest expense is recognized using the effective interest rate method.

o) Payables to credit card network

Payables to credit card network correspond to financial liabilities recognized at amortized cost to be paid through clearing houses to the credit card brand Mastercard and to other clearing houses that are also part of the credit card network.

p) Borrowings and financing

Correspond to borrowings obtained with third parties that are initially recognized at cost and subsequently at amortized cost using the effective interest rate.

q) Deferred income

Comprises revenues related to the Nubank Rewards which is initially apportioned, from the interchange and reward fees charged to customers, in accordance with the relative stand-alone selling prices of the performance obligation assumed. The revenues apportioned are recorded as deferred income until it is recorded in the income statement when the performance obligation is satisfied. Deferred income also contains amounts related to the rewards fees which are paid annually by customers until they are earned and are included on the reward revenue apportion calculation.

The Group evaluates the deferred income amount and the assumptions based on developments in redemption patterns, changes to the terms and conditions of the rewards program and other factors.

r) Provisions and contingent assets and liabilities

Provisions are accounted to cover present obligations at the reporting date arising from past events which could give rise to a loss for the Group, which is considered probable to occur and certain as to its nature but uncertain as to its amount and/or timing.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. They include the present obligations of the Company and its subsidiaries when it is not probable that an outflow of

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

resources embodying economic benefits will be required to settle them. The Group does not recognize the contingent liability. Instead, the Group disclose in the financial statements the contingent liability, unless the possibility of an outflow of resources embodying economic benefits is remote.

Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by, the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. Contingent assets are not recognized in the consolidated statement of financial position or in the consolidated statement of profit or loss, but rather are disclosed in the notes, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

These consolidated financial statements include all the material provisions with respect to which it is considered that it is probable to occur and to be settled. Provisions are quantified on the basis of the best information available on the consequences of the event giving rise to them and are reviewed and adjusted at each reporting period and are fully or partially reversed when such obligations cease to exist or are reduced.

s) Provision for lawsuits and administrative proceedings

The Company and its subsidiaries are subject to certain court and administrative proceedings arising from the ordinary course of their operations. Those proceedings are classified according to their likelihood of loss as:

•	Probable: liabilities are recognized on the Consolidated Statements of Financial Position as “provision for lawsuits and administrative proceedings”;

•	Possible: disclosed in the financial statements, but for which no provision is recognized; and

•	Remote: require neither provision nor disclosure on the financial statements.

The amount of court escrow deposits is adjusted in accordance with current legislation.

t) Other liabilities

Other liabilities includes the balances of any other liabilities not included in other categories.

u) Share premium reserve

Share premium is the difference between the fair value of the consideration receivable for the issue of shares and the nominal value of the shares. The share premium account can only be used for limited purposes.

v) Share-based payments

The Group maintains a long-term incentive plan, structured through grants of stock options (“SOPs”) and restricted stock units (“RSUs”). The objective is to provide to the Group’s employees the opportunity to become shareholders of the Company, creating greater alignment of the interests of key employees with those of shareholders and allowing the Group to attract and retain key employees. These share-based payments are classified as equity-settled share-based payment transactions. The Company also issues awards linked to market conditions (“Awards”).

Share-based payments expenses are recorded based on the fair value at the grant date, which is estimated using different valuation models. Significant judgment is required when determining the inputs into the fair value model. The fair values of SOPs, RSUs and Awards granted are recognized as an expense over the period in which they vest (during which specific vesting conditions and milestone events must be met). The vesting requirements are basically related to the passage of time for SOPs and RSUs and market conditions for Awards. The Group recognizes the expenses considering the individual vesting tranches of the SOPs and RSUs.

The Group revises its estimate of the number of SOPs and RSUs that will vest based on the historical experience at each reporting period. The Group recognizes the impact of the revision to original estimates, if any, in the statement of profit or loss and the accumulated loss reserve in Equity. The Awards’ expected vesting period is not subsequently revised, and the expenses are recorded irrespective of whether that market condition is satisfied.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

w) Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are incurred as an expense as the corresponding service is provided. The liability is recognized for the amount expected to be paid for the short-term if there is a present legal or constructive obligation to pay and if the amount can be estimated reliably.

x) Income taxes, including deferred taxes

Income tax payable on profits, based on the applicable tax law in each jurisdiction, is recognized as an expense in the period in which profits arise. There is no taxation in the Cayman Islands on the income earned by the Company, and, as such, there are no tax impacts at Nu Holdings. The tax expense represents the sum of the income tax currently payable and deferred income tax.

Nu Holdings is incorporated in the Cayman Islands which does not impose corporate income taxes or tax capital gains.

In Brazil, the country that its most significant subsidiaries operate, income tax is comprised of IRPJ (income tax for companies) and CSLL (social contribution on profits), with rates as shown below.

Tax	Rate

Income tax – IRPJ	15% plus a surcharge of 10% on taxable income exceeding R$240 thousand per year

Social contribution – CSLL	15%

Taxable profit differs from net profit as reported in the statement of profit or loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Current tax liability for the current or prior period is measured at the amount expected to be paid to the tax authorities. The Group considers whether it is probable that a taxation authority will accept an uncertain tax treatment. If the Group considers probable that the taxation authority will accept an uncertain tax treatment, the Group determines the taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatment used or planned to be used in its income tax filings. When the Group concludes that it is not probable that the taxation authority will accept an uncertain tax treatment, the effect of uncertainty is reflected in determining the related taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates using either of the following methods:

•	the most likely amount – the single most likely amount in a range of possible outcomes or

•	the expected value – the sum of the probability-weighted amounts in a range of possible outcomes.

Deferred income tax is the tax expected to be payable or recoverable on income tax losses available to carry forward and on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. It is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all temporary taxable differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the assets may be utilized as they reverse.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled, or the asset is realized based on rates enacted or substantively enacted at the balance sheet date. Deferred tax is charged or credited in the statement of profit or loss, except when it relates to items recognized in other comprehensive income or directly in equity, in which case the deferred tax is also recognized in other comprehensive income or directly in equity.

The Group reviews the carrying amount of deferred tax assets at each balance sheet date and reduces it to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

Deferred tax relating to fair value re-measurements of financial instruments accounted for at FVOCI and cash flow hedging instruments is charged or credited directly to other comprehensive income and is subsequently recognized in the statement of profit or loss when the deferred fair value gain or loss is recognized in the statement of profit or loss.

Deferred and current tax assets and liabilities are only offset when they arise in the same tax reporting group and where there is both the legal right and the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

y) Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the year, excluding treasury shares.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

5. Significant accounting judgments, estimates and assumptions

Use of estimates and judgments

The preparation of financial statements requires judgments, estimates, and assumptions from management that affect the application of accounting policies, and reported amounts of assets, liabilities, revenues, and expenses. Actual results may diverge from these estimates; and estimates and assumptions are reviewed continuously. Revisions to the estimates are recognized prospectively.

a) Credit losses on financial instruments

The Group recognizes a loss allowance for expected credit losses on credit cards and loans receivables that represents management’s best estimate of allowance as of each reporting date.

Management performs an analysis of the credit card and loan amounts to determine if credit losses have occurred and to assess the adequacy of the allowance based on historical and current trends as well as other factors affecting credit losses.

Key areas of judgment

The critical judgments made by management in applying the ECL allowance methodology are:

a)	Definition of default;

b)	Forward-looking information used to the projection of macroeconomic scenarios;

c)	Probability weights of future scenarios;

d)	Definition of Significant Increase in Credit Risk and Lifetime; and

e)	Look-back period, used for parameters estimation (PD, EAD and LGD).

Sensitivity analysis

On December 31, 2020, the probability weighted ECL allowance totaled USD243,752 of which USD217,542 related to credit cards operations and USD26,210 to loans. The ECL allowance is sensitive to the methodology, assumptions and estimations underlying its calculation. One key assumption is the probability weights of the macroeconomic scenarios. The table below illustrates the ECL that would have arisen if management had applied a 100% weighting to each macroeconomic scenario. All scenarios presented contains the post-model adjustments of USD51,116 demonstrated on the “Post-model adjustments” section.

	Upside	Base case	Downturn

Credit card and lending ECL	233,404	242,571	253,054

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

The table below discloses the forecast used in each scenario for the Brazilian ECL allowance:

	Upside	Base case	Downturn

Brazilian GDP growth	6.7%	3.5%	0.4%

Post-model adjustments

Throughout the year, the COVID-19 pandemic has drastically changed credit risk on the Group’s portfolio. Credit risk metrics deteriorated in the beginning of the Brazil crisis, reaching its highest levels in April. Since then, the Group has been observing a constant improvement in delinquency and other risk indicators, the effect of which feeds through to the ECL calculated by the models.

The Group’s Management believes there is a risk that these improvements may only be temporary, and the situation could reverse with a possible second COVID-19 wave in Brazil and reductions in future government economic stimulus, a post-model adjustment was deemed necessary to take into account possible future deterioration, as shown below.

	Modeled ECL	Post-model Adjustments	Total ECL

Credit card	168,733	48,809	217,542

Personal loan	23,903	2,307	26,210

Total	192,636	51,116	243,752

As of December 31, 2020, post-model adjustments amounted USD51,116, explained by three main assumptions:

(i)	the effect of government action of ceasing the payment of the “Emergencies Aid” to the dependent population, resulting in a risk deterioration similar to the observed at the beginning of the crisis;

(ii)	a possible COVID-19 second wave and its future impacts in the population; and

(iii)	compensated by a possible risk reversion to pre-crisis levels.

b) Share-based payments

The Group measures the costs of transactions with employees eligible to share-based remuneration based on the fair value of the ordinary share on the grant date. Estimating the fair value of share-based payment transactions requires determining the most appropriate valuation model to the ordinary share, options and other awards issued linked to the ordinary shares, which depends on the terms and conditions of each grant. The valuation model of the ordinary shares using one or a combination of a discounted cash flow model (CFM) and a reverse option pricing model (OPM) based substantially on the previous preferred share price transactions. This estimate also requires determining the most appropriate inputs for the SOPs, RSUs and Awards’ valuation models to determine the fair value of the ordinary shares, including the expected term, volatility and dividend yield for the Black-Scholes model applied to the SOPs, achievement of the market conditions to the Awards, and discount rates.

Key areas of judgment

The fair values of the SOPs, RSUs and Awards take into account, among other things, contract terms and observable market data, which includes a number of factors and judgments from management, as disclosed in note 9. In exercising this judgement, a variety of tools are used including proxy observable data, historical data, and extrapolation techniques. Extrapolation techniques consider behavioral characteristics of equity markets that have been observed over time, and for which there is a strong case to support an expectation of a continuing trend in the future. Estimates are calibrated to observable market prices when they become available.

The Group believes its valuation methods are appropriate and consistent with other market participants. Nevertheless, the use of different valuation methods or assumptions, including imprecision in estimating unobservable market inputs, to determine the fair value of the SOPs, RSUs and Awards could result in different estimates of fair value.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

c) Provision for lawsuits and administrative proceedings

The Group and its subsidiaries are parties to lawsuits and administrative proceedings. Provisions are recognized for all cases representing reasonably estimated probable losses. The assessment of the likelihood of loss considers available evidence, the hierarchy of laws, former court decisions, and their legal significance, as well as the legal counsel’s opinion.

The provision mainly represents management’s best estimate of the Group’s future liability in respect of civil and labor complaints. Significant judgment by management is required in determining appropriate assumptions, which include the level of complaints expected to be received, of those, the number that will be upheld, and redressed (reflecting legal and regulatory responsibilities, including the determination of liability and the effect of the time bar). The complexity of such matters often requires the input of specialist professional advice in making assessments to produce estimates.

The amount that is recognized as a provision can also be susceptible to the assumptions made in calculating it. This gives rise to a broad range of potential outcomes that require judgment in determining an appropriate provision level. The Group believes its valuation methods of contingent liabilities are appropriate and consistent through the periods. Management believes that, due to the current quantity of claims and the total amount involved, if he used different assumptions that were to be used, no material impact on the provision would occur.

d) Fair value of financial instruments

The fair value of financial instruments, including derivatives that are not traded in active markets and convertible embedded derivatives, is calculated by the Group by using valuation techniques based on assumptions that consider market information and conditions.

The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted prices in active markets or observable market parameters. When quoted prices and observable data in active markets are not fully available, management judgment is necessary to estimate fair value.

Changes in market conditions, such as reduced liquidity in the capital markets or changes in secondary market activities, may reduce the availability and reliability of quoted prices or observable data used to determine fair value. Management’s significant judgment may be required to determine whether certain financial instruments measured at fair value are classified as Level 2 or Level 3. For this determination, the Group considers all available information that market participants use to measure the fair value of the financial instrument, including observable market data, indications of market liquidity and orderliness, and the understanding of the valuation techniques and significant inputs used.

Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments’ fair value measurement in its entirety. If Level 3 inputs are considered significant, the instrument is classified as Level 3. The process for determining fair value using unobservable inputs is generally more subjective and involves a high degree of management judgment and assumptions.

More information about the significant unobservable inputs and other information are disclosed in note 24.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

6. Income and related expenses

a) Interest income and gains (losses) on financial instruments

	12/31/2020	12/31/2019	12/31/2018

Interest income – credit card	217,505	214,589	128,522

Interest income – lending	38,926	8,613	—

Interest income – other assets at amortized cost	37,833	56,817	14,168

Interest income and gains (losses) on financial instruments at fair value	88,658	57,832	18,864

Financial assets at fair value	84,819	60,151	18,864

Other	3,839	(2,319)	—

Total interest income and gains (losses) on financial instruments	382,922	337,851	161,554

The interest income presented above from credit card, lending and other assets at amortized cost represents interest revenue calculated using the effective interest method. Financial assets at fair value comprises the interest and the fair value changes on financial assets at fair value.

b) Fee and commission income

	12/31/2020	12/31/2019	12/31/2018

Interchange fees	254,327	203,871	116,482

Recharge fees	15,287	358	—

Rewards revenue	23,524	21,071	12,628

Late fees	31,237	27,889	17,143

Other fee and commission income	29,836	21,069	11,112

Total fee and commission income	354,211	274,258	157,365

Fee and commission income are presented by fee types that reflect the nature of the services offered by the Group.

Recharge fees comprises the selling price of telecom prepaid cards to customers, net of its acquisition costs.

c) Interest and other financial expenses

	12/31/2020	12/31/2019	12/31/2018

Interest expense on deposits[i]	87,325	81,049	16,887

Other interest and similar expenses	26,599	28,648	28,530

Interest expenses	113,924	109,697	45,417

i.	Nubank pays interest equivalent to 100% of the Brazilian CDI rate to all deposits from customers with daily maturity, and from 102% to 125% of the Brazilian CDI rate to time deposits from customers.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

d) Transactional expenses

	12/31/2020	12/31/2019	12/31/2018

Bank slip costs	46,480	31,536	18,235

Rewards expenses	29,624	21,533	10,298

Credit and debit card network costs	24,986	14,703	10,206

Other transactional expenses	25,725	11,544	4,403

Total transactional expenses	126,815	79,316	43,142

Transactional expenses comprise all the costs that are directly attributable to the payment network cycle. Payment network cycle costs include amounts related to data processing, payment scheme license fees, losses from chargeback relating to the credit and debit card transactions, costs relating to rewards program in order to fulfill the use of the points by customers, and other costs related to the connection to the payment.

Credit and debit card network costs are related to the payment programs license, that is a variable fee paid to Mastercard and other card programs to enable communications between network participants, access to specific reports, expenses related to projects involving the development of new functions, operational fixed fees, fees related to chargeback restatements and royalties. The fixed part of the Mastercard fee is presented as “Customer support and operations”.

7. Credit loss allowance expenses

	12/31/2020	12/31/2019	12/31/2018

Additions	312,446	324,326	150,411

Reversals	(151,676)	(135,344)	(17,699)

Net increase of loss allowance (note 12)	160,770	188,982	132,712

Recovery	(18,202)	(18,789)	(14,084)

Credit card receivables	142,568	170,193	118,628

Additions	41,105	4,985	—

Reversals	(14,085)	—	—

Net increase of loss allowance (note 13)	27,020	4,985	—

Recovery	(103)	—	—

Loans to customers	26,917	4,985	—

Total	169,485	175,178	118,628

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

8. Operating expenses

	12/31/2020

	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)

Infrastructure and data processing costs	45,725	29,111	—	—

Credit analysis and collection costs	21,737	12,352	—	—

Customer services	34,075	5,488	—	—

Salaries and associated benefits	13,862	95,060	2,807	—

Credit and debit card issuance costs	6,074	11,822	—	—

Share-based compensation (note 9)	—	56,273	—	—

Specialized services expenses	—	17,429	—	—

Other personnel costs	1,827	10,121	140	—

Depreciation and amortization	79	7,351	—	—

Marketing expenses	—	—	16,479	—

Others	571	21,017	—	9,535

Total	123,950	266,024	19,426	9,535

	12/31/2019

	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)

Infrastructure and data processing costs	56,502	22,460	—	—

Credit analysis and collection costs	11,498	12,364	—	—

Customer services	21,027	4,171	—	—

Salaries and associated benefits	12,395	59,829	2,700	—

Credit and debit card issuance costs	10,350	35,905	—	—

Share-based compensation (note 9)	—	18,511	—	—

Specialized services expenses	—	17,311	—	—

Other personnel costs	2,257	11,066	177	—

Depreciation and amortization	—	5,073	—	—

Marketing expenses	—	—	38,940	—

Others	1,538	13,229	—	19,914

Total	115,567	199,919	41,817	19,914

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

	12/31/2018

	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)

Infrastructure and data processing costs	26,043	10,250	—	—

Credit analysis and collection costs	3,987	7,228	—	—

Customer services	1,552	239	—	—

Salaries and associated benefits	9,400	27,359	1,272	—

Credit and debit card issuance costs	3,480	12,340	—	—

Share-based compensation (note 9)	—	9,328	—	—

Specialized services expenses	—	6,571	—	—

Other personnel costs	1,713	3,519	75	—

Depreciation and amortization	—	957	—	—

Marketing expenses	—	—	5,112	—

Others	493	6,887	—	7,331

Total	46,668	84,678	6,459	7,331

Infrastructure and data processing costs includes technology, non-capitalized software costs, and other related costs, primarily related to the cloud infrastructure used by the Group and other software used in the service of the customers. These costs associated exclusively with customer’s transactions are presented as “Customer support and operations” and the remaining costs as “General and Administrative expenses”. Infrastructure and data processing costs also includes costs associated with credit and debit card fees paid to Mastercard on a quarterly basis based on the number of active cards. The software costs related to developing new modules are recognized as intangible assets.

Credit analysis and collection costs includes fees paid to the credit bureaus and costs related to collection agencies. The credit analysis costs associated with the initial credit analysis of an applicant is presented as “General and administrative expenses” and the remaining is presented as “Customer support and operations”.

Customer services includes basically costs with customer services provided by service providers. These costs exclusively related to acquisition of new clients are presented as “General and administrative expenses” and all other is presented as “Customer support and operations”.

Salaries and associated benefit expenses for customer services employees not associated with the acquisition of new clients is presented as “Customer support and operations” and salaries and associated benefit expenses for marketing employees is presented as “Marketing expenses”. All activities from other employees and the activities related to acquisition of new clients performed by customer service employees is presented as “General and administrative expenses”.

Credit and debit card issuance costs includes printing, packing, shipping costs and other costs. Costs related to the first issued card to a customer are initially recorded as a “Deferred expenses” asset included in “Other assets” and then amortized. The amortization related to the first card of customer is presented as “General and administrative expenses” and the remaining costs, including the ones related to subsequent cards, are presented as “Customer support and operations”.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

9. Share-based payments

The Group’s employee incentives include share settled awards in the form of SOPs and RSUs, offering employees the opportunity to purchase ordinary shares by exercising the options or receiving ordinary shares upon vesting of the RSUs. The cost of the employee services received in respect of the SOPs and RSUs granted is recognized in the statement of profit or loss over the period that employees provide services and according to the vesting conditions. The Group has also issued Awards where it will grant shares upon the achievement of market conditions related to the valuation of the Company. RSU incentive was implemented in 2020 and is expected to be the main incentive going forward.

At the end of 2016, the subsidiary Nu Pagamentos transferred its SOP plan to its indirect Parent Company, Nu Holdings, which became the issuer of the SOPs to all subsidiaries under the program. The strike price of the options was determined in Brazilian reais (R$) until the transfer of the plan to Nu Holdings and thereafter in USD, accompanying the functional currency of the issuer. The plan was initially approved by the Board of Directors of Nu Pagamentos in July 2013. On January 30, 2020, Nu Holdings approved its Omnibus Incentive Plan which included the issuance of restricted stock units (“RSU”).

SOPs and RSUs are issued as part of the performance cycle, without a cliff vesting period, and as a signing bonus generally containing a cliff vesting period of one year. Over time, SOPs and RSUs have been issued with different vesting periods. Once vested, the options can be exercised up to 10 years after the grant date.

The overall cost of the grants is calculated using the number of SOPs and RSUs expected to vest and their fair values at the date of the grant. The number of SOPs and RSUs expected to vest considers the likelihood that service conditions included in the terms of the awards will be met and it is based on historical forfeiture. Failure to meet the vesting condition is treated as a forfeiture, resulting in ceasing the recognition of the expense.

The fair value of SOPs granted is determined using a Black-Scholes option-pricing model. The Black-Scholes option-pricing model takes into account the exercise price of the option, the share price at the grant date, the expected term, the risk-free interest rate, the expected volatility of the share, and other relevant factors. The expected term of the SOPs was calculated based as mid-point between the weighted-average time to vesting and the contractual maturity because the Group does not have a significant historical post-vesting activity. The expected term for SOPs with vesting periods of 4 and 5 years is 6.25 and 6.50 years, respectively.

The terms and conditions of the RSUs plans require the Group to withhold shares from the settlement to its employee to settle the employee’s tax obligation. Accordingly, the Group settles the transaction on a net basis by withholding the number of shares with a fair value equal to the monetary value of the employee’s tax obligation and issues the remaining shares to the employee on the vesting date. The employee’s tax obligation associated with the award is calculated substantially based on the expected employee’s personal tax rate and the fair value of the shares on the vesting date. In addition, for the countries where the Group is required to pay taxes and social wages charges, the Group recognizes expenses related to corporate taxes and social wages on SOPs and RSUs calculated mainly by applying the taxes rates to the fair value of the ordinary shares at the reporting dates; and presents them as “taxes expenses” in the consolidated statements of profit or loss.

The fair value of the Awards was determined using a Monte Carlo simulation model to estimate its fair value. The Monte Carlo model takes into account the expected time until the market condition is satisfied, the share price at the grant date, the risk-free interest rate, the expected volatility of the share, and other relevant factors. The vesting period reflects the estimate of the length to when the Company reaches the valuation determined as the market condition and will not be subsequently revised. The Company may issue up to 1% of its total share capital, on a fully-diluted basis, as a result of the achievement of the market conditions. The expenses will be recorded during the vesting period irrespective of whether that market condition is satisfied.

The expected life of the stock options was calculated as described above and is not necessarily indicative of exercise patterns that may occur. The expected volatility was calculated, up to 2018, based on a hypothetical peer-leveraged volatility based on available data reflecting small-cap Brazilian companies through the Ishares MSCI Brazil Small-Cap ETF (EWZS”) due to available peers having short trading histories; and after 2019, on a leverage-adjusted peer-

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

based volatility. The volatility reflects the assumption that the historical volatility over a period similar to the life of the stock options or to the Award over the expected time until the market condition is satisfied is indicative of future trends, which may not necessarily be the actual outcome.

The share price used as an input to the Black-Scholes and Monte Carlo models and for the RSUs is calculated using one or a combination of a discounted cash flow model (CFM) and an option pricing model (OPM) based substantially on the previous preferred share price transactions. The dividend expected was determined to be zero because the Company does not expect to pay it in the foreseeable future, and the holders of SOPs, RSUs and Awards do not have rights to dividends. The Company applied a discount for the lack of marketability, calculated based on a Finnerty model, to results of the models to reflect the lack of publicly or active market for selling the shares.

Neither the Company nor any of its subsidiaries, in its financial statement, hedge the risks related to share-based payments derived from the increase in expenses due to the issuance of new grants or appreciation of the share value of the Company.

There were no modifications to the terms and conditions of the SOPs, RSUs and Award after the grant date.

The movements in the number of SOPs and RSUs is as follows:

SOPs	2020	WAEP (USD)	2019	WAEP (USD)	2018	WAEP (USD)

Outstanding on January 1	51,034,938	0.91	2,728,085	9.19	2,681,398	7.09

Granted during the year	3,376,767	9.92	354,354	72.68	225,709	42.18

Exercised during the year	(6,804,750)	0.24	(999,466)	3.09	(151,053)	3.02

Forfeited during the year	(5,091,134)		(41,575)		(27,969)

Outstanding on December 31, before forward share split	42,515,821	1.58	2,041,398	22,81	2,728,085	9.19

Issuance due to 25-for-1 forward share split	—		48,993,540	22.81	—

Outstanding on December 31, after forward share split	42,515,821	1.58	51,034,938	0.91	2,728,085

Exercisable on December 31	30,190,826	0.56	29,883,161	0.39	1,844,773	4.27

RSUs	2020	WAGDFV (USD)

Outstanding on January 1	—

Granted during the year	6,048,335	10.45

Vested during the year	(430,680)	10.46

Forfeited during the year	(323,201)

Outstanding on December 31	5,294,454	10.47

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

WAEP is weighted average exercise price and WAGDF is weighted average grant date fair value.

	12/31/2020	12/31/2019	12/31/2018

SOP, RSU and Awards granted during the year – equity	40,861	18,511	9,328

Total expenses for taxes and social charges, with corresponding increase in liability	9,431	4,968	—

Total liability provision for taxes and social charges	10,334	4,968	—

The following table presents additional information relating to the SOP characteristics and the valuation model:

	12/31/2020	12/31/2019	12/31/2018

Weighted average fair value of options granted during the year (USD)	7.45	68.90	36.40

Weighted average share fair value of options granted during the year (USD)	10.53	99.90	53.90

Exercised price of options granted during the year (USD)	6.70 to 10.4	20.5 to 166.5	12.9 to 64.2

Expected volatility of options issued (%)	69.5 and 77.9	64.3 and 77.9	58.2 and 64.2

Risk–free interest rate p.y. (%)	1.3 to 1.7	1.2 to 2.6	1.3 to 3.1

Weighted average share price of options exercised during the year	10.6	234.5	21.1

RANGE OF EXERCISE PRICES REMAINING AT YEAR END (USD)

Zero to USD 3.0	90.8%	26.7%	50.0%

USD 3.1 to USD 6.0	—	—	—

USD 5.1 to USD 10.0	2.3%	10.8%	8.6%

USD 10.1 to USD 50.0	6.9%	45.6%	41.4%

USD 50.1 to USD 100.0	—	15.4%	—

USD 100.1 and above	—	1.5%	—

TOTAL CASH TO BE RECEIVED UPON EXERCISE OF SOPS OUTSTANDING AT YEAR END

Vested	16,761	11,690	7,875

Unvested	50,375	34,873	17,204

Weighted remaining contractual life (in years)	6.0	6.9	6.5

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

The following table presents additional information relating to the RSUs and Awards characteristics and the valuation model:

12/31/2020

MOST RELEVANT VESTING PERIODS FOR THE RSUS GRANTS OUTSTANDING

3 years	57.30%

5 years	35.00%

Volatility (%)	62.4 to 74.25

Discount for the lack of marketability (%)	21.4 to 23.0

Risk free interest rate (%)	0.41

Awards vesting period	Up to 4.5 years

10. Cash and cash equivalents

	12/31/2020	12/31/2019	12/31/2018

Reverse repurchase agreement in foreign currency	1,783,988	806,656	177,556

Short-term investments	389,399	228,542	—

Bank balances	142,934	128,351	79,612

Short-term investments in foreign currency	18,121	67,655	102,639

Other cash and cash equivalents	9,338	15,362	19,400

Total	2,343,780	1,246,566	379,207

Cash and cash equivalents are held to meet short-term cash needs. It includes deposits with banks and other short-term highly liquid investments with original maturities of three-month or less and with an immaterial risk of change in value.

The reverse repurchase agreements and short-term investments in foreign currency are mainly in Brazilian Reais, and its average rate of remuneration as of December 31, 2020, 2019 and 2018 is substantially 100% of the Brazilian CDI rate, which represents the average rate at which Brazilian banks were willing to borrow/lend to each other for one day.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

11. Financial assets at fair value through profit or loss – securities

	12/31/2020
			Maturities

	Cost	Fair Value	No maturity	Up to 12 months	Over 12 months

Financial treasury bills (LFT)[i]	1,836,519	1,836,139	—	1,470,052	366,087

National treasury bills (LTN)[i]	2,284,701	2,300,676	—	169,873	2,130,803

National treasury notes (NTN)[i]	392	408	—	—	408

Bank receipt of deposits (RDB)ii	—	1	—	—	1

Investment fundsiii	146,394	150,030	150,030	—	—

Bill of credit (LC)	22	23	—	—	23

Total financial instruments	4,268,028	4,287,277	150,030	1,639,925	2,497,322

	12/31/2019					12/31/2018
			Maturities

	Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value

Financial treasury bills (LFT)[i]	1,681,010	1,680,994	9,573	240,336	1,431,085	541,775

National treasury bills (LTN)[i]	543,463	543,463	—	—	543,463	—

Certificate of bank deposits (CDB)	—	—	—	—	—	166

National treasury notes (NTN)[i]	511	527	—	527	—	—

Bank receipt of deposits (RDB)ii	230	230	—	—	230	—

Investment fundsiii	12,431	12,431	12,431	—	—	28,212

Bill of credit (LC)	28	28	—	—	28	28

Total financial instruments	2,237,673	2,237,673	22,004	240,863	1,974,806	570,181

i.

Includes USD1,534,858 (USD1,848,668 in 12/31/2019 and USD530,981 in 12/31/2018) held by the subsidiaries for regulatory purposes, required to be maintained with the Brazilian Central Bank. It also includes Brazilian government securities margins pledged by the Group in transactions on the stock exchange (USD112,412 in 12/31/2020 and USD76,754 in 12/31/2019). The LFTs, LTNs and NTNs have an average return of 89.5% of the Brazilian CDI rate in 2020 (97% in 12/31/2019 and 100% in 12/31/2018) and are classified as Level 1 in the fair value hierarchy, as described on note 24.

ii.	Refers to CDBs and RDBs with floating interest rates, classified as Level 2 in the fair value hierarchy, as described on note 24.

iii.

Refers to investments in fund quotas that invest mostly in Brazilian sovereign bonds. The fair value of these investments is determined based on the quota value, and these instruments are classified as level 2 in the fair value hierarchy. The assets held by those funds are classified as level 1. Such investments are indexed to the Brazilian CDI rate and had an average return of 89.5% of the Brazilian CDI rate in 12/31/2020 (97% in 12/31/2019 and 12/31/2018).

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

12. Credit card receivables

a) Breakdown of receivables

	12/31/2020	12/31/2019	12/31/2018

Receivables - current [i]	1,475,417	1,424,758	835,010

Receivables - installments [i]	1,443,793	1,316,235	766,444

Receivables - revolving ii	199,662	269,428	168,400

Total receivables	3,118,872	3,010,421	1,769,854

Credit card ECL allowance

Presented as deduction of receivables	(209,965)	(223,897)	(146,027)

Presented as liability	(7,577)	—	—

Total credit card ECL allowance	(217,542)	(223,897)	(146,027)

Receivables, net	2,901,330	2,786,524	1,623,827

Total receivables presented as assets	2,908,907	2,786,524	1,623,827

i.

Current receivables are related to purchases made by customers due on the next credit card billing date. “Receivables – installments” is related to purchases in installments (“parcelado” in Brazil) which are financed by the merchant. Under this product, the cardholder makes a purchase in up to 12 equal monthly installments. The cardholder’s credit limit is initially reduced by the total amount and the installments become due and payable on the cardholder’s subsequent monthly credit card statements. The Group makes the corresponding payments to the credit card network (see note 18) following a similar schedule. As receipts and payments are aligned, the Group does not incur significant financing costs with this product, however it is exposed to the credit risk of the cardholder as it is obliged to make the payments to the credit card network even if the cardholder does not pay. “Receivables – installments” also includes the amounts of credit card bills not fully paid by the customers and that have been converted into payments in installments with a fixed interest rate (“fatura parcelada”).

ii.

Revolving receivables are amounts due from customers that have not paid in full their credit card bill. Customers may request to convert these receivables in loans to be paid in installments. In accordance with Brazilian regulation, revolving balances that are outstanding for more than 2 months have to be mandatorily converted into “fatura parcelada” – a type of installment loan which is settled through the customer’s monthly credit card bills.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

b) Breakdown by maturity

	12/31/2020		12/31/2019		12/31/2018

	Amount	%	Amount	%	Amount	%

INSTALLMENTS OVERDUE BY

<= 30 days	29,512	0.9	37,966	1.3	119,668	6.8

30 < 60 days	9,109	0.3	14,434	0.6	242	—

60 < 90 days	9,369	0.3	18,367	0.6	17	—

>90 days	98,573	3.2	117,370	3.8	38	—

Total overdue installments	146,563	4.7	188,137	6.2	119,965	6.8

INSTALLMENTS NOT OVERDUE DUE IN

<= 30 days	1,418,770	45.5	1,305,243	43.4	793,162	44.8

30 < 60 days	587,550	18.8	664,633	22.1	359,464	20.3

> 60 days	965,989	31.0	852,408	28.3	497,263	28.1

Total not overdue installments	2,972,309	95.3	2,822,284	93.8	1,649,889	93.2

Total	3,118,872	100	3,010,421	100	1,769,854	100

Overdue installments is mainly comprised of revolving balances, and not overdue installments is mainly comprised of future bill installments (“parcelado”).

c) Credit loss allowance – by stages and stage 2 trigger

As of December 31, 2020, the provision for credit losses totaled USD217,542 (USD223,897 in 12/31/2019 and USD146,027 in 12/31/2018). The provision is provided by a model estimation, which is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the provision for losses represents in comparison to the Group’s total receivables is also monitored, in order to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator. It is monitored according to the Group’s RAS – Risk Appetite Statement, supporting the decision-making process and being discussed in the primary credit forums along with the Group.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

Distribution within the stages as of December 31, 2020 had a greater concentration in stage 1 portfolio if compared to December 31, 2019 and 2018.

	12/31/2020

	Gross Exposures	%	Loss Allowance	%	Coverage Ratio (%)

Stage 1	2,799,999	89.8%	79,296	36.5%	2.8%

Stage 2	202,673	6.5%	60,391	27.8%	29.8%

Absolute Trigger (Days Late)	50,375	24.9%	22,172	36.7%	44.0%

Relative Trigger (PD deterioration)	152,298	75.1%	38,219	63.3%	25.1%

Stage 3	116,200	3.7%	77,855	35.7%	67.0%

Total	3,118,872	100%	217,542	100%	7.0%

	12/31/2019

	Gross Exposures	%	Loss Allowance	%	Coverage Ratio (%)

Stage 1	2,484,556	82.5%	68,437	30.6%	2.8%

Stage 2	389,734	13.0%	75,531	33.7%	19.4%

Absolute Trigger (Days Late)	82,050	21.1%	20,277	26.8%	24.7%

Relative Trigger (PD deterioration)	307,684	78.9%	55,254	73.2%	18.0%

Stage 3	136,131	4.5%	79,929	35.7%	58.7%

Total	3,010,421	100%	223,897	100%	7.4%

	12/31/2018

	Gross Exposures	%	Loss Allowance	%	Coverage Ratio (%)

Stage 1	1,452,751	82.0%	46,688	32.0%	3.2%

Stage 2	229,401	13.0%	48,592	33.3%	21.2%

Absolute Trigger (Days Late)	54,353	23.7%	14,030	28.9%	25.8%

Relative Trigger (PD deterioration)	175,048	76.3%	34,562	71.1%	19.7%

Stage 3	87,702	5.0%	50,747	34.7%	57.8%

Total	1,769,854	100%	146,027	100%	8.3%

As of December 31, 2020, 2019 and 2018, most of the stage 2 exposure comes from contracts that had a significant increase in their PDs. Stage 2 exposure distribution between absolute and relative triggers is relatively the same on December 31, 2020, 2019 and 2018.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

d) Credit loss allowance – by credit quality vs. stages

	12/31/2020

	Gross Exposures	%	Loss Allowance	%	Coverage Ratio (%)

Strong (PD < 5%)	2,524,909	81.0%	40,629	18.7%	1.6%

Stage 1	2,523,792	100.0%	40,540	99.8%	1.6%

Stage 2	1,117	0.0%	89	0.2%	8.0%

Satisfactory (5% <= PD <= 20%)	320,492	10.3%	39,089	18.0%	12.2%

Stage 1	244,979	76.4%	28,645	73.3%	11.7%

Stage 2	75,513	23.6%	10,444	26.7%	13.8%

Higher Risk (PD > 20%)	273,471	8.7%	137,824	63.3%	50.4%

Stage 1	31,228	11.4%	10,111	7.3%	32.4%

Stage 2	126,043	46.1%	49,858	36.2%	39.6%

Stage 3	116,200	42.5%	77,855	56.5%	67.0%

Total	3,118,872	100%	217,542	100%	7.0%

	12/31/2019

	Gross Exposures	%	Loss Allowance	%	Coverage Ratio (%)

Strong (PD < 5%)	2,133,504	70.9%	27,386	12.2%	1.3%

Stage 1	2,133,504	100.0%	27,386	100.0%	1.3%

Satisfactory (5% <= PD <= 20%)	467,070	15.5%	41,384	18.5%	8.9%

Stage 1	306,326	65.6%	29,200	70.6%	9.5%

Stage 2	160,744	34.4%	12,184	29.4%	7.6%

Higher Risk (PD > 20%)	409,847	13.6%	155,127	69.3%	37.8%

Stage 1	44,726	10.9%	11,851	7.7%	26.5%

Stage 2	228,990	55.9%	63,347	40.8%	27.7%

Stage 3	136,131	33.2%	79,929	51.5%	58.7%

Total	3,010,421	100%	223,897	100%	7.4%

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

	12/31/2018

	Gross Exposures	%	Loss Allowance	%	Coverage Ratio (%)

Strong (PD < 5%)	1,117,250	63.1%	16,438	11.3%	1.5%

Stage 1	1,117,250	100.0%	16,438	100.0%	1.5%

Satisfactory (5% <= PD <= 20%)	405,148	22.9%	31,248	21.4%	7.7%

Stage 1	311,431	76.9%	23,607	75.5%	7.6%

Stage 2	93,717	23.1%	7,641	24.5%	8.2%

Higher Risk (PD > 20%)	247,456	14.0%	98,341	67.3%	39.7%

Stage 1	24,070	9.7%	6,643	6.8%	27.6%

Stage 2	135,684	54.8%	40,951	41.6%	30.2%

Stage 3	87,702	35.5%	50,747	51.6%	57.9%

Total	1,769,854	100%	146,027	100%	8.3%

The credit quality classification is grouped in three categories based on its probability of default (PD) at the reporting date, as shown in the table below:

	Stage 1 and 2		Stage3

Default grade	Probability of default	Credit quality description	Probability of default	Credit quality description

1	<1%	Strong

2	1.0% to 5.0%	Strong

3	5.0% to 20.0%	Satisfactory

4	20.0% to 35.0%	Higher Risk

5	>35%	Higher Risk	100%	Higher Risk

There is a significant concentration of receivables at stage 1 based on credit quality. Receivables with satisfactory risk are distributed between stages 1 and 2, mostly at stage 1.

Defaulted assets (stage 3) are classified at higher risk, which also accounts for a large amount of stage 2 exposure. Stage 1 receivables classified as higher risk are those customers with low credit risk scores.

Coverage ratios for each risk and stage classification are higher on December 31, 2020 when compared with 2019 and 2018. This is a result of the current and expected impacts of the crisis due to COVID-19, see section f) Credit loss allowance – COVID 19 Impacts.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

e) Credit loss allowance – changes

The following tables show reconciliations from the opening to the closing balance of the credit loss allowance by the stages of the financial instruments.

	12/31/2020

	Stage 1	Stage 2	Stage 3	Total

Loss allowance at beginning of year	68,437	75,531	79,929	223,897

Transfers from Stage 1 to Stage 2	(4,252)	4,252	—	—

Transfers from Stage 2 to Stage 1	27,974	(27,974)	—	—

Transfers to Stage 3	(3,929)	(11,252)	15,181	—

Transfers from Stage 3	246	129	(375)	—

Write-offs	—	—	(116,856)	(116,856)

Net increase of loss allowance	6,154	36,643	117,973	160,770

New originations[a]	27,727	2,421	1,376	31.524

Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(9,593)	33,474	104,248	128,129

Changes to models used in calculation[b]	(11,980)	748	12,349	1,117

Effect of changes in exchange rates (OCI)	(15,334)	(16,938)	(17,997)	(50,269)

Loss allowance at end of the year	79,296	60,391	77,855	217,542

	12/31/2019

	Stage 1	Stage 2	Stage 3	Total

Loss allowance at beginning of year	46,688	48,592	50,747	146,027

Transfers from Stage 1 to Stage 2	(6,217)	6,217	—	—

Transfers from Stage 2 to Stage 1	15,397	(15,397)	—	—

Transfers to Stage 3	(4,197)	(12,328)	16,525	—

Transfers from Stage 3	181	174	(355)	—

Write-offs	—	—	(103,680)	(103,680)

Net increase of loss allowance	18,902	50,780	119,300	188,982

New originations[a]	53,416	9,610	1,785	64,811

Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(31,114)	43,854	115,966	128,706

Changes to models used in calculation[b]	(3,400)	(2,684)	1,549	(4,535)

Effect of changes in exchange rates (OCI)	(2,317)	(2,507)	(2,608)	(7,432)

Loss allowance at end of the year	68,437	75,531	79,929	223,897

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

	12/31/2018

	Stage 1	Stage 2	Stage 3	Total

Loss allowance at beginning of year	33,944	34,452	35,551	103,947

Transfers from Stage 1 to Stage 2	(3,954)	3,954	—	—

Transfers from Stage 2 to Stage 1	9,294	(9,294)	—	—

Transfers to Stage 3	(2,869)	(6,406)	9,275	—

Transfers from Stage 3	79	192	(271)	—

Write-offs	—	—	(71,875)	(71,875)

Net increase of loss allowance	16,221	31,884	84,607	132,712

New originations[a]	38,990	6,237	1,351	46,578

Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(22,769)	25,647	83,256	86,134

Effect of changes in exchange rates (OCI)	(6,027)	(6,190)	(6,540)	(18,757)

Loss allowance at end of the year	46,688	48,592	50,747	146,027

a.	Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

b.	Related to methodology changes occurred during the period, reflecting observed risks extending over a period of time, according to the Group’s processes of model monitoring.

The following table presents changes in the gross carrying amount of the credit card portfolio to help explain their effects to the changes in the credit loss allowance for the same portfolio as discussed above. “Net increase of gross carrying amount” includes acquisitions, payments, and interest accruals.

	12/31/2020

	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of year	2,484,556	389,734	136,131	3,010,421

Transfers from Stage 1 to Stage 2	(79,734)	79,734	—	—

Transfers from Stage 2 to Stage 1	162,232	(162,232)	—	—

Transfers to Stage 3	(43,582)	(49,951)	93,533	—

Transfers from Stage 3	435	226	(661)	—

Write-offs	—	—	(116,856)	(116,856)

Net increase of gross carrying amount	839,461	31,990	34,640	906,091

Effect of changes in exchange rates (OCI)	(563,369)	(86,828)	(30,587)	(680,784)

Gross carrying amount at end of the year	2,799,999	202,673	116,200	3,118,872

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

	12/31/2019

	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of year	1,452,751	229,401	87,702	1,769,854

Transfers from Stage 1 to Stage 2	(131,443)	131,443	—	—

Transfers from Stage 2 to Stage 1	87,250	(87,250)	—	—

Transfers to Stage 3	(47,879)	(45,940)	93,819	—

Transfers from Stage 3	311	299	(610)	—

Write-offs	—	—	(103,680)	(103,680)

Net increase of gross carrying amount	1,203,286	174,355	63,291	1,440,932

Effect of changes in exchange rates (OCI)	(79,720)	(12,574)	(4,391)	(96,685)

Gross carrying amount at end of the year	2,484,556	389,734	136,131	3,010,421

	12/31/2018

	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of year	951,143	153,158	58,469	1,162,770

Transfers from Stage 1 to Stage 2	(76,581)	76,581	—	—

Transfers from Stage 2 to Stage 1	47,168	(47,168)	—	—

Transfers to Stage 3	(31,294)	(25,853)	57,147	—

Transfers from Stage 3	134	325	(459)	—

Write-offs	—	—	(71,875)	(71,875)

Net increase of gross carrying amount	739,670	100,665	55,255	895,590

Effect of changes in exchange rates (OCI)	(177,489)	(28,307)	(10,835)	(216,631)

Gross carrying amount at end of the year	1,452,751	229,401	87,702	1,769,854

f) Credit loss allowance – COVID-19 impacts

In March 2020, the Brazilian macroeconomic expectations experienced a reversal from an improving scenario to a downturn due to the first impacts of COVID-19. In turn, the credit risk metrics reached the highest negative levels during April 2020 due to the first economic impacts from the pandemic, increasing the credit loss allowance.

The Group continues to monitor the crisis and the government responses to the crisis and its effects on changes in Nubank’s customer behavior.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

13. Loans to customers

a) Breakdown of receivables

	12/31/2020	12/31/2019

Lending to individuals	200,904	63,014

Loan ECL allowance	(26,210)	(4,990)

Total	174,694	58,024

b) Breakdown by maturity

The following table shows loans to customers by maturity on December 31, 2020 and 2019.

	12/31/2020

	Overdue	%	Less than 1 year	%	Between 1 and 5 years	%

Installment loans to individuals	7,369	3%	170,077	85%	23,458	12%

Total	7,369	3%	170,077	85%	23,458	12%

Of which	7,369	3%	170,077	85%	23,458	12%

Fixed interest rate	7,369	3%	170,077	85%	23,458	12%

	12/31/2019

	Overdue	%	Less than 1 year	%	Between 1 and 5 years	%

Installment loans to individuals	1,852	3%	51,284	81%	9,878	16%

Total	1,852	3%	51,284	81%	9,878	16%

Of which	1,852	3%	51,284	81%	9,878	16%

Fixed interest rate	1,852	3%	51,284	81%	9,878	16%

c) Credit loss allowance – by stages and stage 2 trigger

The tables below show the credit loss allowance by stages as of December 31, 2020 and 2019.

	12/31/2020

	Gross Exposures	%	Loss Allowance	%	Coverage Ratio

Stage 1	168,744	84.0%	10,532	40.2%	6.2%

Stage 2	22,634	11.3%	7,136	27.2%	31.5%

Absolute Trigger (Days Late)	3,819	16.9%	2,873	40.3%	75.2%

Relative Trigger (PD deterioration)	18,815	83.1%	4,263	59.7%	22.7%

Stage 3	9,526	4.7%	8,542	32.6%	89.7%

Total	200,904	100.0%	26,210	100.0%	13.0%

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

	12/31/2019

	Gross Exposures	%	Loss Allowance	%	Coverage Ratio

Stage 1	44,513	70.6%	1,300	26.1%	2.9%

Stage 2	16,335	25.9%	2,072	41.5%	12.7%

Absolute Trigger (Days Late)	2,414	14.8%	401	19.4%	16.6%

Relative Trigger (PD deterioration)	13,921	85.2%	1,671	80.6%	12.0%

Stage 3	2,166	3.5%	1,618	32.4%	74.7%

Total	63,014	100.0%	4,990	100.0%	7.9%

The increase in coverage ratios per stage follows the risk expectations update abovementioned and also the uncertainty regarding the COVID-19 crisis, with a possible future deterioration expected by the Group being embedded in the post-model adjustment (note 5).

d) Credit loss allowance – by credit quality vs stages

The majority of personal loans portfolio is classified as strong risk, with an average coverage ratio of 1.4 % as of December 31, 2020 and 2019.

	12/31/2020

	Gross Exposures	%	Loss Allowance	%	Coverage Ratio

Strong (PD < 5%)	66,754	33.2%	947	3.6%	1.4%

Stage 1	66,607	99.8%	939	99.2%	1.4%

Stage 2	147	0.2%	8	0.8%	5.4%

Satisfactory (5% <= PD <= 20%)	99,909	49.7%	8,416	32.1%	8.4%

Stage 1	97,421	97.5%	8,175	97.1%	8.4%

Stage 2	2,488	2.5%	241	2.9%	9.7%

Higher Risk (PD > 20%)	34,241	17.1%	16,847	64.3%	49.2%

Stage 1	4,716	13.8%	1,418	8.4%	30.1%

Stage 2	19,998	58.4%	6,888	40.9%	34.4%

Stage 3	9,527	27.8%	8,541	50.7%	89.7%

Total	200,904	100.0%	26,210	100.0%	13.0%

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

	12/31/2019

	Gross Exposures	%	Loss Allowance	%	Coverage Ratio

Strong (PD < 5%)	32,891	52.2%	462	9.3%	1.4%

Stage 1	32,891	100%	462	100.0%	1.4%

Satisfactory (5% <= PD <= 20%)	12,053	19.1%	645	12.9%	5.4%

Stage 1	8,388	69.6%	340	52.7%	4.1%

Stage 2	3,665	30.4%	305	47.3%	8.3%

Higher Risk (PD > 20%)	18,070	28.7%	3,883	77.8%	21.5%

Stage 1	3,234	17.9%	498	12.8%	15.4%

Stage 2	12,670	70.1%	1,767	45.5%	13.9%

Stage 3	2,166	12.0%	1,618	41.7%	74.7%

Total	63,014	100%	4,990	100%	8%

The credit quality classification is grouped in three categories based on its probability of default (PD) at the reporting date, as shown in the table below:

	Stage 1 and 2		Stage 3

Default grade	Probability of default	Credit quality description	Probability of default	Credit quality description

1	<1%	Strong

2	1.0% to 5.0%	Strong

3	5.0% to 20.0%	Satisfactory

4	20.0% to 35.0%	Higher Risk

5	>35%	Higher Risk	100%	Higher Risk

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

e) Credit loss allowance – changes

The following tables show reconciliations from the opening to the closing balance of the credit loss allowance by stages of the financial instruments. The explanation of each stage and the basis for determining transfers due to changes in credit risk is set out in note 4.

	12/31/2020

	Stage 1	Stage 2	Stage 3	Total

Loss allowance at beginning of year	1,300	2,072	1,618	4,990

Transfers from Stage 1 to Stage 2	(54)	54	—	—

Transfers from Stage 2 to Stage 1	346	(346)	—	—

Transfers to Stage 3	(164)	(176)	340	—

Transfers from Stage 3	—	6	(6)	—

Write-offs	—	—	(4,525)	(4,525)

Net increase of loss allowance	9,462	6,030	11,528	27,020

New originations[a]	19,354	2,600	716	22,670

Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(11,118)	3,038	10,609	2,529

Changes to models used in calculation[b]	1,226	392	203	1,821

Effect of changes in exchange rates (OCI)	(358)	(504)	(413)	(1,275)

Loss allowance at end of the year	10,532	7,136	8,542	26,210

	12/31/2019

	Stage 1	Stage 2	Stage 3	Total

Loss allowance at beginning of the year	—	—	—	—

Net increase of loss allowance	1,299	2,070	1,616	4,985

New originations[a]	1,299	2,070	1,616	4,985

Effect of changes in exchange rates (OCI)	1	2	2	5

Loss allowance at end of the year	1,300	2,072	1,618	4,990

a.	Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

b.	Related to methodology changes occurred during the period, reflecting observed risks extending over a period of time, according to the Group’s processes of model monitoring.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

The following table further explains changes in the gross carrying amount of the loan portfolio to help explain their significance to the changes in the loss allowance for the same portfolio as discussed above. “Net increase of gross carrying amount” Includes the principal issuances net of payments or interest recognized net of payment.

	12/31/2020

	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of year	44,513	16,335	2,166	63,014

Transfers from Stage 1 to Stage 2	(1,951)	1,951	—	—

Transfers from Stage 2 to Stage 1	2,621	(2,621)	—	—

Transfers to Stage 3	(2,997)	(1,314)	4,311	—

Transfers from Stage 3	—	8	(8)	—

Write-offs	—	—	(4,525)	(4,525)

Net increase of gross carrying amount	137,483	12,013	8,123	157,619

Effect of changes in exchange rates (OCI)	(10,925)	(3,738)	(541)	(15,204)

Gross carrying amount at end of the year	168,744	22,634	9,526	200,904

	12/31/2019

	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of year	—	—	—	—

Net increase of loss allowance	45,486	16,692	2,213	64,391

Effect of changes in exchange rates (OCI)	(973)	(357)	(47)	(1,377)

Gross carrying amount at end of the year	44,513	16,335	2,166	63,014

f) Credit loss allowance – COVID-19 impacts

As a result of an unprecedented health crisis in the first quarter of 2020, followed by a deterioration in credit risk indicators, the Group adopted a more conservative approach – restricting its loan originations credit policies, which led to a reduction in the total lending portfolio balance. Consequently, portfolios migrated to riskier stages, increasing loan allowances coverage ratios.

Social distancing measures, followed by lockdowns, unfolded new behaviors in credit, culminating in a risk reduction, being captured by the Group’s models which allowed a steady recovery of originations.

Meanwhile, restructurings, in the form of loan extensions, were offered in response to the adverse conditions caused by the pandemic, all of which classified as stage 2, contributing to a higher concentration of loans in this stage on December 31, 2020 when compared to December 31, 2019.

The Group continues to monitor the crisis and the government responses and its effects on changes in Nubank’s personal loan customer behavior.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

14. Other assets

	12/31/2020	12/31/2019	12/31/2018

Taxes recoverable	31,702	22,051	14,290

Deferred expenses[i]	24,953	—	—

Judicial deposits (note 20)	16,440	21,177	13,628

Advances to suppliers and employees	10,192	1,546	1,448

Prepaid expenses	8,301	10,428	5,505

Other assets	31,907	12,729	1,102

Total	123,495	67,931	35,973

i.

Refers to credit card issuance costs that includes printing, packing, and shipping costs, among others. The expenses are amortized based on the card’s life, adjusted for any cancelations. Prior to 2020, these costs were not deferred because the Group changed customers’ credits cards more frequently such that the estimated lifetime of the client was lower (less than 2 years).

15. Derivative financial instruments

The Group executes transactions with derivative financial instruments, which are intended to meet its own needs in order to reduce its exposure to market, currency and interest risks. The derivatives are classified as at fair value through profit or loss, except the ones on cash flow hedge accounting strategies, for which the effective portion of gains or losses on derivatives is recognized directly in other comprehensive income. The management of these risks is conducted through determining limits, and the establishment of operating strategies. The derivative contracts are considered level 1 or 2 in the fair value hierarchy and are used to hedge exposures, but hedge accounting is adopted only for forecast transactions.

	12/31/2020			12/31/2019			2018
	Notional amount	Fair values		Notional amount	Fair values		Fair values
		Assets	Liabilities		Assets	Liabilities	Liabilities

DERIVATIVES AT FAIR VALUE THROUGH PROFIT OR LOSS

Interest rate contracts – Future	2,964,368	5	(2,421)	1,169,701	80	(1,376)	—

Exchange rate contracts – Future	65,961	27	(217)	75,888	—	(388)	(1)

Interest rate contracts – Swap	10,214	48	—	13,175	161	—	—

DERIVATIVES HELD FOR HEDGING

DESIGNATED AS CASH FLOW HEDGES

Exchange rate contracts – Future	44,140	—	(145)	53,444	—	(277)	—

Embedded derivatives in convertible instruments (note 22)	—	—	(72,521)	—	—	—	—

Total	3,084,683	80	(75,304)	1,312,208	241	(2,041)	(1)

Futures contracts are traded on the Brazilian stock exchange (B3 S.A. - Brasil, Bolsa, Balcão or “B3”), with B3 itself as a counterparty.

Swap contracts are settled on a daily basis and are traded over the counter with financial institutions as counterparties. The total value of margins pledged by the Group in transactions on the stock exchange is demonstrated in note 11.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

The table below shows the breakdown by maturity of the notional amounts:

	12/31/2020

	Up to 3 months	3 to 12 months	Over 12 months	Total

ASSETS

Interest rate contracts – Future	368,048	143,381	3,488	514,917

Exchange rate contracts – Future	110,101	—	—	110,101

Total assets	478,149	143,381	3,488	625,018

LIABILITIES

Interest rate contracts – Future	39,393	242,931	2,167,127	2,449,451

Interest rate contracts – Swap	—	—	10,214	10,214

Total liabilities	39,393	242,931	2,177,341	2,459,665

Total	517,542	386,312	2,180,829	3,084,683

	12/31/2019

	Up to 3 months	3 to 12 months	Over 12 months	Total

ASSETS

Interest rate contracts – Future	409,120	9,348	81,349	499,817

Exchange rate contracts – Future	129,332	—	—	129,332

Total assets	538,452	9,348	81,349	629,149

LIABILITIES

Interest rate contracts – Future	31,436	74,519	563,929	669,884

Interest rate contracts – Swap	—	—	13,175	13,175

Total liabilities	31,436	74,519	577,104	683,059

Total	569,888	83,867	658,453	1,312,208

Analysis of derivatives designated as hedges

Hedges of foreign currency risk

The Group is exposed to foreign currency risk on forecast transactions expenses, primarily related to the cloud infrastructure and certain software licenses used by Nubank. The Group managed its exposures to the variability in cash flows of foreign currency forecast transactions to movements in foreign exchange rates by entering foreign exchange contracts (exchange futures). These instruments are entered into to match the cash flow profile of the estimated forecast transaction. They are exchange traded and settled on a daily basis.

The Group applies hedge accounting to the forecast transactions related to its main cloud infrastructure contract. The effectiveness is assessed monthly by analyzing the critical terms. The critical terms of the hedging instrument and the amount of the forecasted hedged transactions are significantly the same. Derivatives are generally rolled over monthly. They are expected to occur in the same fiscal month as the maturity date of the hedging instrument. Therefore, the hedge is expected to be effective. Subsequent assessments of effectiveness are performed by

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

verifying and documenting whether the critical terms of the hedging instrument and forecasted hedged transaction have changed during the period in review and whether it remains probable. If there are no such changes in critical terms, the Group will continue to conclude that the hedging relationship is effective.

Sources of effectiveness are differences in the amount and timing of forecast and actual payment of expenses.

	12/31/2020	12/31/2019

Balance at beginning of the year	1	—

Fair value change recognized in OCI during the year	8,302	1,491

Total amount reclassified from cash flow hedge reserve to income statement during the year	(8,223)	(1,489)

to “Customer support and operation”	(5,480)	(943)

to “General and administrative expenses”	(4,925)	(597)

Effect of changes in exchange rates (OCI)	2,182	51

Deferred income taxes	(31)	(1)

Balance at end of the year	49	1

Main future transactions and commitments of the hedge accounting object:

	12/31/2020			12/31/2019

	Up to 3 months	3 to 12 months	Total	Total

Expected foreign currency transactions	11,678	34,721	46,399	20,166

Total	11,678	34,721	46,399	20,166

16. Instruments eligible as capital

	12/31/2020	12/31/2019

FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Instruments eligible as capital	15,492	22,084

Total	15,492	22,084

In June 2019, the subsidiary Nu Financeira issued a subordinated financial letter in the amount equivalent to USD18,824, which is Tier 2 capital upon approval of the Brazilian Central Bank in September 2019. The note bears a fixed interest rate of 12.8% and maturity in 2029, callable in 2024.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

The Group designated the instruments eligible as capital as fair value through profit or loss at its initial recognition. The losses of fair value changes arising from its own credit risk in the amount of USD219, in 2020, were recorded in other comprehensive income (USD249 in 2019). All other fair value changes and interests in the amount of USD1,984 in 2020 (USD3,491 in 2019) were recognized in profit or loss. The Group entered derivatives contracts to hedge the exposure to the fixed interest rate.

	12/31/2020	12/31/2019

Balance at beginning of the year	22,084	—

New issuances	—	18,824

Interest accrued	1,689	1,306

Fair value changes	(3,673)	2,185

Own credit transferred to OCI	219	249

Effect of changes in exchange rates (OCI)	(4,827)	(480)

Balance at end of the year	15,492	22,084

17. Financial liabilities at amortized cost – deposits

	12/31/2020	12/31/2019	12/31/2018

Deposits by customers[i]

Deposits in electronic money (“Conta do Nubank”)	1,029,284	1,323,592	628,683

Bank receipt of deposits (RDB)	4,445,705	1,015,789	—

Bank receipt of deposits (RDB-V)	90,360	353,777	—

Time depositii	19,513	—	—

Total	5,584,862	2,693,158	628,683

i.

In June 2019, Nu Financeira’s Bank Receipt of Deposits (“RDB”) was launched as an investment option in “Conta do Nubank”. Different from the deposits in electronic money, Nubank can use the resources from RDB’s deposits in other operations and as fund to the lending and credit card. RDB’s deposits have a special guarantee from the Brazilian Deposit Guarantee Fund (“FGC”). Deposits in electronic money through “Conta do Nubank” and part of the RDBs correspond to customer deposits on-demand with daily maturity made in the prepaid account, bearing interest equivalent to 100% of the Brazilian CDI rate, denominated in Brazilian Reais. In November 2019, Nu Financeira launched another type of RDB, the Linked Bank Receipt of Deposit (“RDB-V”), which has the same remuneration characteristics and daily liquidity as RDB. In September 2020, Nu Financeira launched a new investment option – a RDB with scheduled redemption. Such modality differs from the common RDB, as it has redemption terms from 3 to 36 months and remuneration between 102% to 126% of the Brazilian CDI rate.

ii.

In July 2020, the subsidiary Nu Financeira issued a time deposit instrument (“DPGE”), also with a special guarantee from FGC, without the sale of receivables, in the amount of R$ 100 million (equivalent to USD 19 million), remunerated at the Brazilian DI rate + 1% per annum and maturity date on July 7, 2022.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

Breakdown

	12/31/2020			12/31/2019		12/31/2018

	Up to 12 months	Over 12 months	Total	Up to 12 months	Total	Up to 12 months	Total

Deposits by customers	5,535,536	29,813	5,565,349	2,693,158	2,693,158	628,683	628,683

Deposits in electronic money (“Conta do Nubank”)	1,029,284		1,029,284	1,323,592	1,323,592	628,683	628,683

Bank receipt of deposits (RDB)	4,415,892	29,813	4,445,705	1,015,789	1,015,789	—	—

Bank receipt of deposits (RDB-V)	90,360	—	90,360	353,777	353,777	—	—

Time deposit	—	19,513	19,513	—	—	—	—

Total	5,535,536	49,326	5,584,862	2,693,158	2,693,158	628,683	628,683

18. Financial liabilities at amortized cost – payables to credit card network

	12/31/2020	12/31/2019	12/31/2018

Payables to credit card network

Payables to credit card network[i]	3,329,879	2,976,505	1,675,853

Payables to clearing houses	1,379	—	—

Total	3,331,258	2,976,505	1,675,853

i.

Corresponds to the amount payable to Mastercard brand related to credit card transactions. This amount is settled according to the transaction installments, substantially in up to 27 days for Brazilian transactions with no installments and 1 business day for international transactions. For Mexican and Colombian operation, the amounts are settled in 1 business day. The segregation of the settlement is demonstrated on the table below:

Payables to credit card network	12/31/2020

Up to 30 days	1,703,826

30 to 90 days	885,367

More than 90 days	740,686

Total	3,329,879

Collateral for credit card

As of December 31, 2020, the Group has USD90,761 (USD162,777 in 12/31/2019 and USD 85,291 in 12/31/2018) of security deposits granted in favor of Mastercard. These securities are measured at fair value through profit and loss and are held as collateral for the amounts payable to the network and can be replaced by other securities with similar characteristics. The average remuneration rate of those deposits was 0.34% p.m. in 12/31/20 (1.4% in 12/31/2019 and 1.75% in 12/31/2018).

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

19. Financial liabilities at amortized cost – borrowing, financing and securitized borrowings

	12/31/2020	12/31/2019	12/31/2018

Borrowings and financings	97,454	133,401	50,699

Securitized borrowings	79,742	169,925	64,715

Total	177,196	303,326	115,414

a) Borrowings and financings

Borrowings and financings balances are as follows:

	12/31/2020

	Up to 3 months	3 to 12 months	Over 12 months	Total

BORROWINGS AND FINANCINGS

Financial letter[i]	—	60,126	—	60,126

Bills of exchangeiii	5,620	1,588	10,476	17,684

Term loan credit facilityiv	—	254	19,390	19,644

Total borrowings and financings	5,620	61,968	29,866	97,454

	12/31/2019

	Up to 3 months	3 to 12 months	Over 12 months	Total

BORROWINGS AND FINANCINGS

Financial letter[i]	—	—	77,061	77,061

Bank credit billii	4,969	29,214	—	34,183

Bills of exchangeiii	—	324	21,833	22,157

Total borrowings and financings	4,969	29,538	98,894	133,401

	12/31/2018

	Over 12 months	Total

BORROWINGS AND FINANCINGS

Bank credit billii	50,386	50,386

Bills of exchangeiii	313	313

Total borrowings and financings	50,699	50,699

i.	In June 2019, the Group issued a floating interest rate note in R$ in the amount equivalent to USD76 million, with maturity in June 2021 and an average interest of 116% of the Brazilian CDI rate.

ii.

During 2019, the Group obtained floating interest borrowings in R$ in the total amount equivalent to USD63 million, with interest on floating rates between 100% of the Brazilian CDI rate plus + 1.05% to + 1.60% per annum. The maturity dates of these borrowings were between March 2020 and October 2020.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

iii.

Corresponds to pre and post-fixed bills of exchange in the amount equivalent to USD22 million, with maturity dates between December 2020 and September 2021 and interest on floating rates between 113% and 119% of the Brazilian CDI rate for the floating rate bills and between 8.35% and 9.09% for the fixed rate bills.

iv.	Corresponds to two term loan credit facilities obtained by the subsidiary Nu Servicios, in Mexican pesos, from:

a.

Bank of America México, S.A., Institución de Banca Múltiple and (“BofA”) in MXN in the amount equivalent to USD10 million, with interest equivalent to 6% per annum (Mexican Interbanking Equilibrium Interest Rate (“TIIE”) + 1.45%) and maturity dates between January 2021 and July 2023.

b.

JPMorgan México in MXN in the amount equivalent to USD10 million. As of December 31, 2020, Nu Servicios withdraw the equivalent to USD7 million with interest equivalent to 6% per annum (TIIE + 1.45%). The maturity dates are between July 2021 and December 2023.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

Changes to borrowings and financings are as follows:

	12/31/2020

	Financial letter	Bank credit bill	Bills of exchange	Term loan credit facility	Total

Balance at beginning of the year	77,061	34,183	22,157	—	133,401

New borrowings	—	—	—	17,974	17,974

Payments – principal	(1,508)	(26,148)	(237)	—	(27,893)

Payments – interest	(45)	(1,279)	(24)	—	(1,348)

Interest accrued	1,936	743	770	236	3,685

Effect of changes in exchange rates (OCI)	(17,318)	(7,499)	(4,982)	1,434	(28,365)

Balance at end of the year	60,126	—	17,684	19,644	97,454

	12/31/2019

	Financial letter	Bank credit bill	Bills of exchange	Total

Balance at beginning of the year	—	50,386	313	50,699

New borrowings	76,061	63,384	21,132	160,577

Payments – principal	—	(78,185)	—	(78,185)

Payments – interest	—	(2,654)	—	(2,654)

Interest accrued	2,684	2,886	1,201	6,771

Effect of changes in exchange rates (OCI)	(1,684)	(1,634)	(489)	(3,807)

Balance at end of the year	77,061	34,183	22,157	133,401

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

	12/31/2018

	Bank credit bill	Bills of exchange	Total

Balance at beginning of the year	83,977	—	83,977

New borrowings	28,394	334	28,728

Payments – principal	(52,380)	—	(52,380)

Payments – interest	(16,393)	—	(16,393)

Interest accrued	16,174	—	16,174

Borrowing costs	39	—	39

Effect of changes in exchange rates (OCI)	(9,425)	(21)	(9,446)

Balance at end of the year	50,386	313	50,699

Guarantees

The Company, together with the subsidiary Nu Pagamentos, are guarantors to the abovementioned loan agreements between BofA, JP Morgan and Nu Servicios. The total amount of both guarantees is USD20,000.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

b) Securitized borrowings

Securitized borrowings balances are as follows:

	12/31/2020

	Until 3 months	3-12 months	Over 12 months	Total

SECURITIZED BORROWINGS

2nd series	1,214	3,623	—	4,837

3rd series	16,128	48,091	10,686	74,905

Total securitized borrowings	17,342	51,714	10,686	79,742

	12/31/2019

	Until 3 months	3-12 months	Over 12 months	Total

SECURITIZED BORROWINGS

1st series	8,289	24,867	—	33,156

2nd series	1,556	4,665	6,225	12,446

3rd series	—	27,607	96,716	124,323

Total securitized borrowings	9,845	57,139	102,941	169,925

	12/31/2018

	3-12 months	Over 12 months	Total

SECURITIZED BORROWINGS

1st series	17,254	34,509	51,763

2nd series	—	12,952	12,952

Total securitized borrowings	17,254	47,461	64,715

As of December 31, 2020, 2019 and 2018, securitized borrowings correspond to senior notes issued by FIDC Nu, with maturity dates between December 2020 and February 2022 and interest rates of 130% of Brazilian CDI for 1st series, Brazilian CDI +4% for 2nd series and CDI + 1.1% for 3rd series. The subsidiary Nu Pagamentos is the quota holder for the subordinated notes. The underlying assets of the FIDC correspond to credit card receivables.

In February 2019, the 3rd series was issued in the amount equivalent to USD126,768, with a floating interest rate of 100% of the Brazilian CDI rate plus spread of 1.1% per annum and 36 months of maturity.

As of December 31, 2020, FIDC Nu has receivables in the amount equivalent to USD56,989 (USD174,727 in 12/31/2019 and USD76,486 in 12/31/2018). These assets are not available for transfer to settle liabilities in other entities of the Group.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

Changes to securitized borrowings are as follows:

	12/31/2020	12/31/2019	12/31/2018

Balance at beginning of the year	169,925	64,715	38,027

New borrowings	—	126,768	34,203

Interest accrued	4,633	11,846	5,035

Payments – principal	(52,172)	(16,835)	—

Payments – interest	(4,819)	(11,717)	(5,039)

Effect of changes in exchange rates (OCI)	(37,825)	(4,852)	(7,511)

Balance at end of the year	79,742	169,925	64,715

20. Provision for lawsuits and administrative proceedings

	12/31/2020	12/31/2019	12/31/2018

Tax risks	15,995	20,631	14,067

Civil risks	470	300	209

Labor risks	4	21	—

Total	16,469	20,952	14,276

The Company and its subsidiaries are parties to lawsuits and administrative proceedings arising from the ordinary course of operations, involving tax, civil and labor aspects. Such matters are being discussed at the administrative and judicial levels, which, when applicable, are supported by judicial deposits. The provisions for probable losses arising from these matters are estimated and periodically adjusted by Management, supported by external legal advisors’ opinion. There is significant uncertainty relating to the timing of any outflow for civil and labor risk.

a) Provision

Civil lawsuits are mainly related to credit card operations. Based on Management’s assessment and the opinion of the Nubank’s external legal advisors, the Group has a provision in the amount of USD470 on December 31, 2020 (USD300 in 12/31/2019 and USD209 in 12/31/2018) considered sufficient to cover estimated losses from civil suits and current consumption ratio.

Regarding tax risks, a provision in the amount of USD15,995 on December 31, 2020 (USD20,631 in 12/31/2019 and USD14,067 in 12/31/2018) was recorded as a legal obligation related to the increase in the contribution of certain Brazilian taxes (PIS and COFINS). The Group has a judicial deposit in the amount related to this claim, as shown below in item d). In July 2019, Nubank decided to withdraw the lawsuit and is currently awaiting the judicial deposits’ release to the Brazilian Tax Authorities, which is expected to occur in up to two years.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

b) Changes

	12/31/2020

	Tax	Civil	Labor

Balance at beginning of the year	20,631	300	21

Additions	—	1,472	2

Payments / Reversals	—	(1,234)	(13)

Effect of changes in exchange rates (OCI)	(4,636)	(68)	(6)

Balance at end of the year	15,995	470	4

	12/31/2019

	Tax	Civil	Labor

Balance at beginning of the year	14,067	209	—

Additions	7,263	743	21

Payments / Reversals	—	(641)	—

Effect of changes in exchange rates (OCI)	(699)	(11)	—

Balance at end of the year	20,631	300	21

	12/31/2018

	Tax	Civil	Labor

Balance at beginning of the year	5,783	111	—

Additions	9,607	430	—

Payments / Reversals	—	(293)	—

Effect of changes in exchange rates (OCI)	(1,323)	(39)	—

Balance at end of the year	14,067	209	—

c) Contingencies

The Group is a party of civil and labor cases, involving risks classified by management and the legal advisors as possible losses, totaling approximately USD4,054 and USD242, respectively, on December 31, 2020 (USD 1,212 and USD44 in 12/31/2019 and USD497 and USD44 in 12/31/2018). Based on Management’s assessment and the opinion of the Group’s external legal advisors, Nubank concluded for the outcome of these proceedings as possible losses and therefore no provision was recognized.

d) Judicial deposits

As of December 31, 2020, the total amount of judicial deposits, shown as “Other assets”, is USD16,440 (USD21,177 in 12/31/2019 and USD13,628 in 12/31/2018) and is substantially related to the tax proceeding.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

21. Deferred income

	12/31/2020	12/31/2019	12/31/2018

Deferred revenue from points	19,256	15,412	7,443

Deferred annual fee	5,773	5,742	3,386

Other deferred income	936	—	—

Total	25,965	21,154	10,829

The Group has created a reward program for its credit card customers called “Nubank Rewards”. The program consists of accumulating points according to the use of the credit card in the ratio of R$1.00 (one Brazilian real, equivalent to USD0.19) equal to 1 point. The number of points generated may be higher for transactions with some partner companies or for transactions that meet Nubank pre-conditions. The points do not expire, and there is no limit on the amount of rewards an eligible card member can earn.

The redemption of the points occurs when the customers uses them which can be in various expense categories, such as air tickets, hotels, transportation services, and music.

Nubank uses financial models to estimate the redemption rates of rewards earned to date by current card members, and, therefore, the estimated financial value of the points, based on historical redemption trends, current enrollee redemption behavior, among others. The estimate financial value is recorded in the income statement when the performance obligation is satisfied, which is when the reward points are redeemed.

Deferred annual fees comprises amounts related to the rewards fees which are paid annually by customers until they are earned.

22. Senior preferred shares

On June 18, 2020, the Company concluded the issuance of senior preferred shares in the amount of USD300 million. The senior preferred shares are considered a host financial instrument with convertible features that were considered embedded derivatives. The financial liability components are the contractual obligation to deliver cash and the convertible embedded derivative into a variable number of shares.

The senior preferred shares have similar features to the preferred shares (note 26), except for (i) are senior to preferred shares upon the distribution of proceeds due to the liquidity events described in note 26, (ii) have the rights to cumulative dividends payments equivalent to 18.5% p.y. after December 2026, (iii) redeemable in cash at the option of the holder upon the occurrence of mandatory redemption events, (iv) redeemable in cash at the option of the Company at any time, (v) convertible initially into a fixed number of ordinary shares at the option of the holder at any time, or in a variable number of ordinary shares if a down-round feature is triggered (vi) automatically convertible upon the occurrence of a qualified initial public offering or liquidation event into a fixed number of ordinary shares or variable number of shares due to down-round features. Upon the exercise of the redeemable option in cash by the Company, the holders of the senior preferred shares can request the conversion of the senior preferred shares into a fixed or variable number of preferred shares prior to the redemption.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

The fair value of the convertible embedded derivative, which can be exercised by the holder at any time, was measured using methodology consistent with the share price valuation described on share-based payments (note 9).

12/31/2020

Balance at beginning of the year	—

New issuances	300,000

Deferred expenses	(236)

Expenses with convertible instruments	101,151

Interest accrued	28,630

Changes in the fair value of the embedded derivative conversion feature	72,521

Balance at end of the year	400,915

Presented at amortized cost	328,394

Embedded derivative at fair value	72,521

On the conversion of the senior preferred shares, the entity no longer recognizes the liability component and recognizes it as equity. As a result, the total effects on changes in equity during the life of the convertible instrument may be zero if no cash is paid.

23. Related parties

Related parties are shareholders with significant participation, companies linked to them, including their managers and board members, key management members and their relatives.

In the ordinary business course, the Group may have issued credit cards or loans to Nubank’s executive officers, directors, and shareholders. Those transactions, as well as the deposits, occur on similar terms as those prevailing at the time for comparable transactions to unrelated persons and do not involve more than the normal risk of collectability.

As described on note 3 Basis for consolidation, all subsidiaries are consolidated in these financial statements.

The exchange differences arising from intercompany loans between entities of the group with different functional currencies are shown as “Other income (expenses)” on the statement of profit or loss.

a) Management compensation

There are no post-employment benefits, such as pensions and other retirement benefits. The remuneration of the directors and other key management personnel of the Group is set out in aggregate below.

	12/31/2020	12/31/2019	12/31/2018

CONSOLIDATED STATEMENTS OF INCOME OR LOSS

Fixed and variable compensation	9,029	10,464	424

24. Fair value measurement

The main valuation techniques employed in internal models to measure the fair value of the financial instruments on December 31, 2020, 2019 and 2018 are set out below. The principal inputs into these models are derived from observable market data. The Group did not make any material changes to the valuation techniques and internal models it used in those years.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

a) Fair value of financial instruments carried at amortized cost

The following tables demonstrate the fair value of the financial instruments carried at amortized cost on December 31, 2020, 2019 and 2018.

	12/31/2020

	Book value	Fair value - Level 2	Fair value - Level 3

ASSETS

Financial assets at amortized cost

Compulsory deposits at central banks	43,542	43,542	—

Credit card receivables	2,908,907	—	2,720,518

Loans to customers	174,694	—	242,305

Interbank transactions	—	—	—

Other financial assets at amortized cost	22,870	22,870	—

Total	3,150,013	66,412	2,962,823

LIABILITIES

Financial liabilities at amortized cost	9,093,316	9,075,145	—

Deposits by customers	5,565,349	5,565,421	—

Deposits in electronic money (“Conta do Nubank”)	1,029,284	1,029,356	—

Bank receipt of deposits (RDB) and RDB-V	4,536,065	4,536,065	—

Time deposit (DPGE)	19,513	19,513	—

Payables to credit card network	3,331,258	3,313,608	—

Borrowings and financing	97,454	96,877	—

Securitized borrowings	79,742	79,726	—

Total	9,093,316	9,075,145	—

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

	12/31/2019

	Book value	Fair value - Level 2	Fair value - Level 3

ASSETS

Financial assets at amortized cost

Credit card receivables	2,786,524	—	2,534,226

Loans to customers	58,024	—	72,399

Interbank transactions	91	91	—

Other financial assets at amortized cost	79,037	79,037	—

Total	2,923,676	79,128	2,606,625

LIABILITIES

Financial liabilities at amortized cost	5,972,989	5,952,320	—

Deposits by customers	2,693,158	2,693,629	—

Deposits in electronic money (“Conta do Nubank”)	1,323,592	1,324,050	—

Bank receipt of deposits (RDB) and RDB-V	1,369,566	1,369,579	—

Payables to credit card network	2,976,505	2,953,604	—

Borrowings and financing	133,401	134,143	—

Securitized borrowings	169,925	170,944	—

Total	5,972,989	5,952,320	—

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

	12/31/2018

	Book value	Fair value - Level 2	Fair value - Level 3

ASSETS

Financial assets at amortized cost

Credit card receivables	1,623,827	—	1,454,134

Other financial assets at amortized cost	28,894	28,894	—

Total	1,652,721	28,894	1,454,134

LIABILITIES

Financial liabilities at amortized cost	2,419,950	2,399,864	—

Deposits by customers	628,683	628,683	—

Deposits in electronic money (“Conta do Nubank”)	628,683	628,683	—

Payables to credit card network	1,675,853	1,655,767	—

Borrowings and financing	50,699	50,699	—

Securitized borrowings	64,715	64,715	—

Total	2,419,950	2,399,864	—

Cash and cash equivalents include short-term deposits, bank balances, reverse repurchase agreements, among others. For cash and cash equivalents, interbank transactions, other financial assets at amortized cost, borrowings and financing and securitized borrowings, the carrying amount is deemed an appropriate approximation of the fair value.

The valuation approach to specific categories of financial instruments is described below.

i) Fair value level 2 inputs

Credit card: Credit card receivables and payables to credit card network’s fair values are calculated using the discounted cash flow method. Fair values are determined discounting the contractual cash flows by the interest rate curve. For receivables, fair values exclude expected losses. For payables, cash flows are also discounted by the Group’s own credit spread.

Loans to customers: Fair value is estimated based on groups of clients with similar risk profiles, using valuation models. The fair value of a loan is determined discounting the contractual cash flows by the interest rate curve, excluding expected losses.

Deposits: The majority of deposit liabilities are payable on demand and therefore can be deemed short-term in nature with the fair value equal to the carrying value.

ii) Fair value level 3 inputs

Credit card and loan receivables: For the fair value receivables of both credit card and loans to customers, the Group used two inputs that are not directly observable: the probability of payment on time by customers and the rate of recovery of late payments. Both are estimated using the Group’s internal databases.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

b) Fair values of financial instruments measured at fair value

The following table shows a summary of the fair values, as of December 31, 2020, 2019 and 2018, of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	12/31/2020

	Published price quotations in active markets (Level 1)	Internal Models (Level 2)	Internal Models (Level 3)	Total

ASSETS

Securities

Financial treasury bills (LFT)	1,836,139	—	—	1,836,139

National treasury bills (LTN)	2,300,676	—	—	2,300,676

National treasury notes (NTN)	408	—	—	408

Bank receipt of deposits (RDB)	—	1	—	1

Investment funds	—	150,030	—	150,030

Bill of credit (LC)	—	23	—	23

Derivative financial instruments	32	48	—	80

Collateral for credit card operations	—	90,761	—	90,761

LIABILITIES

Derivative financial instruments	2,783	—	72,521	75,304

Instruments eligible as capital	—	15,492	—	15,492

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

	12/31/2019			12/31/2018

	Published price quotations in active markets (Level 1)	Internal Models (Level 2)	Total	Published price quotations in active markets (Level 1)	Internal Models (Level 2)	Total

ASSETS

Securities

Financial treasury bills (LFT)	1,680,994	—	1,680,994	541,775	—	541,775

National treasury bills (LTN)	543,463	—	543,463	—	—	—

Certificate of bank deposits (CDB)				166	—	166

National treasury notes (NTN)	527		527	—	—	—

Bank receipt of deposits (RDB)	—	230	230	—	—	—

Investment funds	—	12,431	12,431	—	28,212	28,212

Bill of credit (LC)	—	28	28	—	28	28

Derivative financial instruments	80	161	241	—	—	—

Collateral for credit card operations	—	162,777	162,777	—	85,291	85,291

LIABILITIES

Derivative financial instruments	2,041	—	2,041	1	—	1

Instruments eligible as capital	—	22,084	22,084	—	—	—

Securities: The securities with high liquidity and quoted prices in the active market are classified as Level 1. All the Brazilian Government Bonds are included in Level 1 since they are traded in an active market. Fair values are the quoted prices of the secondary market, published by Brazilian Association of Financial and Capital Market Entities (“Anbima”).

Derivatives: Derivatives traded on stock exchanges are classified in Level 1 of the hierarchy. Derivatives traded on the Brazilian stock exchange (“B3”) are fair valued using B3 quotations. Interest rate OTC Swaps are valued discounting future expected cash flows to present values using interest rate curves based in interest rate futures and are classified as Level 2. The embedded derivative conversion feature from the senior preferred share was calculated based on methodologies for the share price described in note 9.

Instruments eligible as capital: If the instrument has an active market, prices quoted in this market are used. Otherwise, valuation techniques are used, such as discounted cash flows, where cash flows are discounted by a risk-free rate and a credit spread. Instruments eligible as capital were designated at fair value through profit or loss in the initial recognition (fair value option).

There were no differences between the fair value at initial recognition and the transaction prices.

c) Transfers between levels of the fair value hierarchy

Transfers between levels of the fair value hierarchy are reported regularly throughout the year. In 2020, 2019 and 2018, there were no transfers of financial instruments between Levels 1 and 2 or between Levels 2 and 3.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

25. Income tax

Current and deferred tax are accounted for all transactions that have been recognized in the consolidated financial statements using the provisions of the current tax laws. The current income tax expense or benefit represents the estimated taxes to be paid or refunded, respectively, for the current period. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. They are measured using the tax rates and laws that will be in effect when the differences are expected to reverse.

a) Income tax reconciliation

The tax on the Group’s pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian income tax rate of 40% for the year ended December 31, 2020, 2019 and 2018:

	12/31/2020	12/31/2019	12/31/2018

Net loss before income tax	(193,178)	(129,299)	(33,404)

Tax rate[i]	40%	40%	40%

Income tax	77,271	51,720	13,362

PERMANENT ADDITIONS/EXCLUSIONS

Share-based payments	(8,639)	(5,509)	(3,731)

Customers gifts	(375)	(1,685)	(433)

Operational losses	(4,741)	(2,343)	(860)

Effect of different tax rates - subsidiaries	(3,781)	(2,546)	—

Results with convertible instruments	(29,008)	—	—

Other non-deductible expenses	(9,040)	(2,869)	(3,517)

Income tax for the year	21,687	36,768	4,821

Current tax expense	(22,338)	(3,572)	(15,520)

Deferred tax benefit	44,056	40,341	20,341

Deferred tax recognized in OCI	(31)	(1)	—

Income tax for the year	21,687	36,768	4,821

Effective tax rate	-11.2%	-28.4%	-14.4%

i.

For reconciliation purposes, the tax rate used was derived from the statutory rates applicable to the Brazilian subsidiaries, which represent the most significant portion of the operations of the Group.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

b) Deferred income taxes

The following tables presents significant components of the Group’s deferred tax assets and liabilities as of December 31, 2020, 2019 and 2018, and its changes for the years then ended. The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually. The Group has no time limit for use the deferred tax assets, but its use is limited to 30% of taxable profit.

Reflected in the statement of profit or loss	12/31/2019	Constitution	Realization/ Reversal	Foreign exchange	12/31/2020

Provisions for credit losses	63,846	79,383	(60,808)	(14,266)	68,155

Provision PIS/COFINS – Financial Revenue	8,252	—	—	(1,854)	6,398

Other provisions	14,944	27,125	(5,242)	(3,504)	33,323

Fair value of securities	2,177	8,945	(1,791)	(672)	8,659

Total deferred tax assets on temporary differences	89,219	115,453	(67,841)	(20,296)	116,535

Tax loss and negative basis of social contribution	4,979	7,150	(3,724)	191	8,596

Deferred tax assets	94,198	122,603	(71,565)	(20,105)	125,131

Fair value changes – government securities	(698)	(7,013)	—	(1,030)	(8,741)

Deferred tax liabilities	(698)	(7,013)	—	(1,030)	(8,741)

Deferred tax assets net of deferred tax liabilities	93,500	115,590	(71,565)	(21,135)	116,390

Reflected in equity, in other comprehensive income	12/31/2019	Constitution	12/31/2020

Fair value changes – cash flow hedge	(1)	(31)	(32)

Total	(1)	(31)	(32)

Reflected in the statement of profit or loss	12/31/2018	Constitution	Realization	Foreign exchange	12/31/2019

Provisions for credit losses	35,375	81,165	(51,636)	(1,058)	63,846

Provision PIS/COFINS – Financial Revenue	5,627	2,905	—	(280)	8,252

Other provisions	6,603	8,784	—	(443)	14,944

Fair value of securities	331	2,225	(326)	(53)	2,177

Total deferred tax assets on temporary differences	47,936	95,079	(51,962)	(1,834)	89,219

Tax loss and negative basis of social contribution	7,280	—	(2,063)	(238)	4,979

Deferred tax assets	55,216	95,079	(54,025)	(2,072)	94,198

Fair value changes – government securities	(1)	(714)	—	17	(698)

Deferred tax liabilities	(1)	(714)	—	17	(698)

Deferred tax assets net of deferred tax liabilities	55,215	94,365	(54,025)	(2,055)	93,500

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

Reflected in equity, in other comprehensive income	12/31/2018	Constitution	12/31/2019

Fair value changes – cash flow hedge	—	(1)	(1)

Total	—	(1)	(1)

Reflected in the statement of profit or loss	12/31/2017	Constitution	Realization	Foreign exchange	12/31/2018

Provisions for credit losses	22,757	34,956	(18,380)	(3,958)	35,375

Provision PIS/COFINS – Financial Revenue	1,032	5,759	—	(1,164)	5,627

Other provisions	2,921	4,986	—	(1,304)	6,603

Fair value of securities	—	402	—	(71)	331

Total deferred tax assets on temporary differences	26,710	46,103	(18,380)	(6,497)	47,936

Tax loss and negative basis of social contribution	15,571	—	(7,381)	(910)	7,280

Deferred tax assets	42,281	46,103	(25,761)	(7,407)	55,216

Fair value changes – government securities	—	(1)	—	—	(1)

Deferred tax liabilities	—	(1)	—	—	(1)

Deferred tax assets net of deferred tax liabilities	42,281	46,102	(25,761)	(7,407)	55,215

26. Equity

The tables below present the changes in the number of shares issued and fully paid by class of share capital on December 31, 2020, 2019 and 2018 and the total quantity of shares authorized by class of share capital as of December 31, 2020.

Shares authorized and fully paid	Ordinary shares	Preferred shares	Senior preferred shares (1)	Management shares	Total	Total after forward share splits (3)

Total as of December 31, 2017	7,225,758	13,423,883	—	100	20,649,741	3,097,461,150

Stock options exercised	151,053	—	—	—	151,053	22,657,950

Shares repurchased	(7,752)	—	—	—	(7,752)	(1,162,800)

Capital increase (Series E)	—	1,724,695	—	—	1,724,695	258,704,250

Capital increase (Series E.1)	—	658,770	—	—	658,770	98,815,500

Total as of December 31, 2018	7,369,059	15,807,348	—	100	23,176,507	3,476,476,050

Stock options exercised	999,466	—	—	—	999,466	149,919,900

Shares repurchased	(26,520)	—	—	—	(26,520)	(3,978,000)

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

Shares authorized and fully paid	Ordinary shares	Preferred shares	Senior preferred shares (1)	Management shares	Total	Total after forward share splits (3)

Awards issued	279,482	—	—	—	279,482	41,922,300

Capital increase (Series F)	—	1,074,934	—	—	1,074,934	161,240,100

Subtotal before the 25-for-1 forward share split	8,621,487	16,882,282	—	100	25,503,869	3,825,580,350

Issuance of shares due to the 25-for-1 forward share split on December 31, 2019(2)	206,915,688	405,174,768	—	2,400	612,092,856	—

Total as of December 31, 2019	215,537,175	422,057,050	—	2,500	637,596,725	3,825,580,350

SOPs exercised and RSUs vested	7,235,430	—	—	—	7,235,430	43,412,580

Shares withheld for employees’ taxes (note 9)	(114,341)	—	—	—	(114,341)	(686,046)

Shares repurchased	(1,171)	—	—	—	(1,171)	(7,026)

Capital increase (Series F-1)	—	—	16,795,799	—	16,795,799	100,774,794

Total as of December 31, 2020	222,657,093	422,057,050	16,795,799	2,500	661,512,442	3,969,074,652

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

Shares authorized and not paid	Ordinary shares	Preferred shares	Senior preferred shares *	Management shares	Total	Total after forward share splits (3)

Contingent share consideration granted in a business combination for management services	700,000	—	—	—	700,000	4,200,000

Preferred and senior preferred shares conversion	438,852,849	—	—	—	438,852,849	2,633,117,094

Reserved for the share-based payments (note 9)	53,916,446	—	—	—	53,916,446	323,498,676

Total shares authorized and not paid	493,469,295	—	—	—	493,469,295	2,960,815,770

Shares authorized and fully paid	222,657,093	422,057,050	16,795,799	2,500	661,512,442	3,969,074,652

Total shares authorized, paid and not paid	716,126,388	422,057,050	16,795,799	2,500	1,154,981,737	6,929,890,422

(1)	According to the Company’s bylaws, the senior preferred shares are considered capital but are presented as liability due to their characteristics (note 22).
(2)	In December 2019, the Company performed a 25-for-1 forward share split, pursuant to which each share of the Company was split into twenty-five (25) shares of the same class and series.
(3)	Total after forward share splits presents the number of shares after giving effect to a 25-for-1 forward share split in December 2019 and 6-for-1 forward share split in August 2021 (see note 31).

The Company has ordinary shares authorized and not fully paid relating to commitments from acquisitions of entities, the issuance of share-based payments and the potential conversion of the preferred and senior preferred shares.

Share classes

The main features of the Company’s share classes are as follows:

(i) Ordinary shares

Ordinary shares are not redeemable, do not have mandatory dividends and are non-voting shares except in certain events.

(ii) Preferred shares

The preferred shares (i) have the rights to non-cumulative dividends, when distributed by the Company, equal to 8% of their issuance prices and on a pari passu basis to senior preferred shares but prior and in preference to dividends to ordinary shares, (ii) are not redeemable at the option of the holders or the Company, (iii) have the rights to receive proceeds available, if any, due to liquidation events, voluntary or involuntary, in preference to ordinary shares,

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

(iv) automatically convertible upon the occurrence of a qualified initial public offering or liquidation event into a fixed number of ordinary shares, (v) compensatory anti-dilutive rights relating to the issuance of new shares with prices below their issuance prices, (vi) and non-voting except in certain events mostly relating to conversion and liquidation events.

Liquidation events consist of (i) the closing of the sale, transfer or other disposition of all or substantially all of the assets of the Company and its subsidiaries, (ii) the consummation of a merger or consolidation with or into another entity, except if the current shareholders continue to hold at least 50% of the voting power or economic interests of the Company or the surviving or acquiring entity, (iii) the closing of any transaction where an investor becomes the holder of at least 50% of the voting power or economic interests of the Company, (iv) an irrevocable and exclusive licensing of all or substantially all of the intellectual property of the Company, or (v) a liquidation, dissolution or winding up of the Company. The conclusion of these events is deemed under the control of the Company.

(iii) Senior preferred shares

See note 22.

(iv) Management shares

The management shares are not redeemable, do not have any economic rights, and are the only voting shares.

Share capital and share premium reserve

All shares’ classes of the Company have a nominal par value of USD0.00004 on December 31, 2020 and 2019 (USD0.0001 as of December 31, 2018), and the total amount of share capital is USD45 (USD45 as of December 31, 2019 and USD42 as of December 31, 2018).

Share premium reserve relates to amounts contributed by shareholders over the par value at the issuance of shares. On December 31, 2019, the accumulated losses until that date were entirely absorbed by the share premium reserve.

a) Capital increases

The table above presents the number of shares issued, and the following table presents the number of shares issued, increase in capital and premium reserve in transactions other than the exercise of the SOPs and vesting of RSUs:

Date	Capital and share premium reserve

2/15/2018 – Series E	151,249

9/26/2018 – Series E.1	92,348

7/31/2019 – Series F	400,001

Total presented as equity	643,598

June 18, 2020 * – Series F-1	300,000

Total presented as liability	300,000

*	According to the Company’s bylaws, the senior preferred shares are considered capital but are presented as liability due to their characteristics (note 22).

b) Accumulated losses

The accumulated losses include the share-based payment reserve amount, as demonstrated below.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

As described in note 9, the Group’s share-based payments includes incentives in the form of SOPs, RSUs and Awards. Further, the Company can use the reserve to absorb accumulated losses.

	12/31/2020	12/31/2019	12/31/2018

Accumulated losses	(171,491)	—	(83,446)

Share-based payments reserve	69,050	28,189	25,452

Total	(102,441)	28,189	(57,994)

c) Shares repurchase and withheld

Shares may be repurchased from former employees when they leave the Group or withheld because of RSUs plans in order to settle the employee’s tax obligation. These shares repurchased or withheld are canceled and cannot be reissued or subscribed. During the years ended on December 31, 2020, 2019 and 2018, the following shares were repurchased:

	12/31/2020	12/31/2019	12/31/2018

Quantity of shares	1,171	663,000	19,150

Total value of shares repurchased	15	3,774	695

Total value of shares withheld – RSU (note 9)	2,646	—	—

d) Accumulated other comprehensive income

Other comprehensive income includes the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized in equity through the consolidated statement of recognized income and expense.

Other comprehensive income that may be reclassified to profit or loss subsequently is related to cash flow hedges that qualify as effective hedges and currency translation that represents the cumulative gains and losses on the retranslation of the Group’s investment in foreign operations. These amounts will remain under this heading until they are recognized in the consolidated income statement in the periods in which the hedged items affect it.

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities designated at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.

The accumulated balances are as follows:

	12/31/2020	12/31/2019	12/31/2018

Cash flow hedge effects	81	2	—

Deferred income taxes	(32)	(1)	—

Currency translation on foreign entities	(97,081)	(46,981)	(34,710)

Own credit adjustment effects	(468)	(249)	—

Total	(97,500)	(47,229)	(34,710)

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

27. Management of financial risks, financial instruments, and other risks

a) Overview

The Group prioritizes risks that could have a material impact on its strategic objectives. To efficiently manage and mitigate these risks, the risk management structure conducts risk identification and assessment to prioritize the risks that are key to pursue potential opportunities and/or that may prevent value from being created or that may compromise existing value, with the possibility of having impacts on results, capital, liquidity, customer relationship and reputation.

Risks that the Company actively monitored include:

1.	Credit risk;

2.	Liquidity risk;

3.	Market Risk and Interest Rate Risk in the Banking Book (IRRBB);

4.	Operational risk; and

5.	Reputational risk.

b) Structure

The Group’s Management has overall responsibility for establishing and supervising the risk management structure. Risk Management function is under an independent structure from business areas, reporting directly to senior management, to ensure exemption of conflict of interest and segregation of functions appropriate to good corporate governance and market practices.

The risk management process permeates the whole Group, being in line with the guidelines of management and executives, which, through committees and other internal meetings, define the Group’s objectives, including risk appetite. On the other hand, capital control supports management through risk and capital monitoring and analysis processes.

Nubank considers that a risk appetite statement (“RAS”) is a key instrument to support risk management and decision making. Therefore, its development is aligned with the business plan, strategy development and capital planning. Nubank implemented a RAS that prioritizes the top risks and, for each of these risks, it has implemented: qualitative statements, quantitative measures expressed relative to earnings, capital, liquidity, and other relevant information, as appropriate.

Nubank’s risk management structure allows inherent risks to be appropriately identified, measured, mitigated, tracked, and reported to support the development of its activities. Thus, Nubank’s Management adopts the three-line of defense model, as follows:

•

The first line of defense: business functions or activities that generate exposure to a risk, whose managers are responsible for their management in accordance with policies, limits and other conditions defined and approved by the Executive Directors. The first line of defense should have the means to identify, measure, treat and report the risks taken.

•

The second line of defense: consists of areas of risk management, internal controls, and compliance. It ensures effective risk control and ensures that risks are managed according to the defined appetite level. Responsible for proposing risk management policies, developing risk models, methodologies and supervising the first line of defense.

•

The third line of defense: composed of Internal Audit, is responsible for periodically and independently assessing whether policies, methods and procedures are appropriate, as well as proving their effective implementation.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

Another essential element of Nubank’s risk management framework is the structure of committees and technical forums. These governance bodies are designed to follow up and make decisions on aspects associated with the Group’s risk management and control. The main committees and forums are described below:

•

Risk Committee: Non-statutory committee, has a permanent and consultative nature. Its purpose is to assist the CEO and other Directors in the performance of their duties in risk management and control, monitoring the level of risk exposure in accordance with the Risk Appetite Statement (RAS). It also aims to adopt strategies, policies, and measures aimed at spreading the culture of internal controls and risk mitigation applicable to Nubank. Its attributions and competences are established in its Internal Regulation. This Committee is composed of at least 3 members, with the CEO, CRO and an independent member being mandatory. It meets at least monthly, and its decisions are formalized in minutes.

•

Credit Committee: Non-statutory committee, has a permanent and consultative nature. Its purpose is to review and supervise credit strategies, as well as to review their impacts on the Group’s results, macroeconomic environment and information regarding risk, the credit market, and competitors. It takes place monthly, with the main topics recorded in minutes. The Credit Committee is composed by the Chief Risk Officer and members of the Business and Credit areas.

•

Audit Committee: Statutory committee, has a permanent and advisory nature. Its main duties are to evaluate the performance and progress of the work of the Internal Audit, the independent audit, as well as the relevant reports related to the internal control systems, to follow the recommendations made by the internal and independent auditors to Management, as well as to evaluate and give opinions about the financial statements as a whole. Its attributions and competences are established in the Company’s bylaws and in the Committee’s Internal Regulations. Is composed of three to seven members and it has independent members. It meets at least monthly and its decisions are formalized in minutes.

•

Technical Forums: meets regularly to discuss and propose recommendations to the Risk Committee. Each of the following topics has its own technical forum, with the participation of executives from associated areas: Controllership (Accounting & Tax); Operational Risk and Internal Controls; Assets & Liabilities and Capital Management (“ALM”); Credit Risk, Information Technology (“IT”) Risks; Data Privacy, Fraud Prevention, Anti-money Laundering (“AML”) and Stress Testing. Each Technical Forum meets monthly, with the exception of the Data Privacy and Fraud Prevention Forums, which take place every two months.

The risk management structure above mentioned is fully implemented within the companies operating in Brazil, more specifically Nu Pagamentos and Nu Financeira. Nubank is aiming to implement similar structures to other operating companies within the Group as their operations grow.

c) Risks actively monitored

The Group is exposed to different risks arising from its activities. Risk monitoring adapts as new risks and threats emerge. Currently, the Group is focused on the following risks:

•	Credit Risk

The credit risk is defined, among other things, as:

1.	Counterparty risk: the possibility of failure to meet contractual obligations related to the settlement of transactions with financial assets, which also includes derivative financial instruments;

2.	The possibility of losses associated with the failure of a signatory to loan operations to meet the financial obligations under the contractual agreed terms;

3.	The possibility of depreciation or reduction in financial instruments expected earnings due to observed credit quality deterioration of a signatory to loan operations; and

4.

The possibility of incurring any recovery cost related to the credit quality deterioration of a loan signatory or counterparty, such as disbursement to honor warranties, co-obligations and credit commitments or any forbearance cost of a financial instrument.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

The Group credit risk management structure is independent from the business units and provides processes and tools to measure, monitor, control and report the credit risk from all products, continuously verifying their adherence to the approved policies and risk appetite structure. The credit risk management also assesses and monitors the impacts of potential changes in the economic environment in the Group credit portfolio to ensure that it is resilient to economic downturns.

The Group credit decision-making follows a governance, with decisions being taken and approved according to their sizing and levelling definition. The credit decisions approvals take place in committees, technical forums, and the designated decision forums, with the involvement of the first and second lines of defense, as described above. For the decision-making process, information arising from historical performance is presented and discussed using predictive models that analyze and score existing and potential customers based on their profitability and credit risk profile.

The Group uses customers’ internal information, statistical models, and other quantitative analyses to determine the risk profile of each customer in the portfolio. The information collected is used to manage the portfolio credit risk and to measure expected credit losses with periodical assessment of changes in the provision amounts. More details about the methodology for measuring credit allowances are presented on note 4.

Regarding past due customers, their behavior is continuously tracked and monitored in order to improve policies and approaches to collect debt. The collection strategies and policies of the Group depend on customer profiles and model scores and they aim to maximize the recovery amounts.

With the economic crisis caused by COVID-19, the Group monitors daily the evolution of the portfolio’s risk profile and needs emerging from the new scenario during and after the crisis. In order to mitigate major impacts on liquidity and continue to support customers financially during the crisis, new productions analyses were intensified in order to meet customer needs, always considering the pre-established acceptable levels of risk.

There was no significant increase in credit risk of financial instruments, except for the ones disclosed as credit card receivables and loans to customers (notes 12 and 13). Further, there is no collateral held or credit enhancements to mitigate the Company’s credit risk, except when the Group enters into reverse repos and their carrying amounts represents the maximum exposure to credit risk.

Management also monitors exposures from financial derivatives instruments. They are traded in the Brazilian stock exchange (B3 S.A. – Brasil, Bolsa, Balcão), which is recognized as qualifying central counterparty (QCCP) by the European Securities and Markets Authority (ESMA) and subject to master netting agreements. Securities balances are significantly comprised by Brazilian government securities.

The Group also has limits for exposure to counterparty credit risk in cash or cash equivalents assets, aligned with its Risk Appetite Statement. These limits are based on ratings from external rating agencies. Only part of the cash can be invested in assets with credit risk exposures. Exposures in issuers rated worse than AA+ on a local scale are not allowed.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

The Group’s outstanding balance of financial assets is shown in the table below:

Financial assets	12/31/2020	12/31/2019	12/31/2018

Cash and cash equivalents	2,343,780	1,246,566	379,207

Financial assets at fair value through profit or loss	4,378,118	2,400,691	655,472

Securities	4,287,277	2,237,673	570,181

Derivative financial instruments	80	241	—

Collateral for credit card operations	90,761	162,777	85,291

Financial assets at amortized cost	3,150,013	2,923,676	1,652,721

Compulsory deposits at central banks	43,542	—	—

Credit card receivables	2,908,907	2,786,524	1,623,827

Loans to customers	174,694	58,024	—

Interbank transactions	—	91	—

Other financial assets at amortized cost	22,870	79,037	28,894

Total	9,871,911	6,570,933	2,687,400

•	Liquidity Risk

Liquidity risk is defined as the possibility that the Group will not be able to meet its current and future financial obligations when they fall due. There is a liquidity risk management and control structure in place, independent from the business units, which is responsible for the processes, assessments, monitoring, controlling, and reporting of liquidity risk, continuously verifying the adherence with the approved policies and limit’s structure.

Liquidity risk is monitored to ensure that the Group will have sufficient high-quality liquid assets to withstand severe stress scenarios and also an adequate funding profile in terms of tenor, type, and counterparties.

The Group has a Contingency Funding Plan that describes possible management actions that should be taken in the case of a deterioration of the liquidity indicators.

The following items, applied to monitor and support decisions, are periodically prepared, and submitted to the ALM Technical Forum and to the Risk Committee:

•	Evolution of cash positions according to financial forecasts of the Group’s portfolios;

•	Reports and charts of risk indicators; and

•	Assessment of alternative sources of funding.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

Primary sources of funding

	12/31/2020				12/31/2019

Funding Sources	Up to 12 months	Over 12 months	Total	%	Up to 12 months	Over 12 months	Total	%

Deposits by customers	4,506,252	29,813	4,536,065	100%	1,369,566	—	1,369,566	100%

Bank receipt of deposits (RDB)	4,415,892	29,813	4,445,705	98%	1,015,789	—	1,015,789	74%

Bank receipt of deposits (RDB-V)	90,360	—	90,360	2%	353,777	—	353,777	26%

Time deposit	—	19,513	19,513	0%	—	—	—	0%

Instruments eligible as capital	—	15,492	15,492	0%	—	22,084	22,084	0%

Senior preferred shares	—	328,394	328,394	0%	—	—	—	0%

Total	4,506,252	393,212	4,899,464	100%	1,369,566	22,084	1,391,650	100%

Maturities of financial liabilities

The tables below summarize the Group’s financial liabilities into groupings based on their contractual maturities:

	12/31/2020

Financial liabilities	Carrying amount	Gross nominal outflow	Up to 1 month	1 to 3 months	3-12 months	Over 12 months

Derivative financial instruments	75,304	2,783	2,783	—	—	—

Instruments eligible as capital	15,492	26,511	—	—	—	26,511

Deposits

Deposits in electronic money (“Conta do Nubank”)	1,029,284	1,029,284	1,029,284	—	—	—

Bank receipt of deposits (RDB)	4,445,705	4,451,069	4,243,533	89,287	85,886	32,363

Bank receipt of deposits (RDB-V)	90,360	90,360	90,360	—	—	—

Time deposit	19,513	21,072	—	—	—	21,072

Payables to credit card network	3,331,258	3,331,258	1,705,205	885,367	740,686	—

Borrowings and financing	97,454	103,306	1,389	4,242	64,204	33,471

Securitized borrowings	79,742	81,075	5,943	11,818	52,587	10,727

Senior preferred shares	328,394	910,372	—	—	—	910,372

Total	9,512,506	10,047,090	7,078,497	990,714	943,363	1,034,516

The Company manages the cash flow profile of its assets and liability by investing in securities, mainly issued by government bond, which are readily converted into cash, and also monitoring the stickiness of the deposits. It also has in a place a minimum cash policy based on the expected cash out flow from its operations.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

The gross nominal outflow was projected considering the exchange rate of reais to USD as of December 31, 2020 (R$5.1985 per USD1) and the projected Brazilian CDI, obtained in B3’s website, for the deposits.

For senior preferred shares, the calculation considers the payments on the 6th anniversary of the issuance.

•	Market Risk and Interest Rate Risk in the Banking Book (IRRBB)

Market risk is defined as the risk of losses arising from movements in market prices, including the risk factors: interest rates, equities, foreign exchange rates and commodities. IRRBB refers to the current or prospective risk to the bank’s capital and earnings arising from adverse movements in interest rates that can affect the bank’s banking book positions.

There is a market risk and IRRBB control and management structure, independent from the business units, which is responsible for the processes and tools to measure, monitor, control and report the market risk and IRRBB, continuously verifying the adherence with the approved policies and limit’s structure.

Management of market risk and interest rate risk in the Banking Book (IRRBB) is based on the following metrics:

•	Interest Rate Sensitivity (DV01): impact on the market value of cash flows, when submitted to a one basis point increase in the current annual interest rates or index rate;

•	Value at Risk (VaR): maximum market value loss for a holding period with a confidence level; and

•	FX exposures, considering all financial positions that bring FX risk and operational expenses in other currencies.

Results are reported to the ALM Technical Forum and to the Risk Committee. Management is authorized to use financial instruments as outlined in the Group’s internal policies to hedge market risk & IRRBB exposures.

Although the risk relating to the changes in the fair value of its shares and its effects to the share-based compensation and the embedded derivative conversion feature from the senior preferred share is discussed, the Group does not hedge these risks because it considers impracticable due to its nature and to the lack of instruments in the market. The risk arising from the share-based payments can be derived from the increase in expenses due to the issuance of new grants or appreciation of the share value of the Company. The risk arising from the embedded derivative conversion feature affects the statement of profit and loss until the conversion the entity derecognizes the liability component and recognizes it as equity. As a result, the total effects on changes in equity during the life of the convertible instrument can be zero if no cash is paid.

Current methodology for VaR is Historical Simulation, in which the current portfolio is repriced (by full valuation) considering the observed changes in risk factors in a 5-year rolling period. The market risk factors considered in the calculation of VaR are interest rates and FX.

The table below presents the VaR, calculated using a confidence level of 95% and a holding period of 1 day.

VaR - USD	12/31/2020	12/31/2019	12/31/2018

Group	1,128	1,828	53

Nu Financeira	561	274	—

Nu Pagamentos	140	392	53

Currency risk

The consolidated financial statements may present volatility due to the Group’s operations in foreign currencies, such as R$ and Mexican and Colombian pesos. At the Nu Holdings level, there is no net investment hedge for the investments in other countries.

As of December 31, 2020, 2019 and 2018 none of the entities in the Group had significant financial instruments in a currency other than their respective functional currencies.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

In Brazil, Nubank faces currency risks, mainly due to operational costs linked to its operations activities. In order to mitigate foreign exchange risk, the Group hedges the expected costs in USD and EUR in Nu Pagamentos which has the Brazilian Real as its functional currency. Derivatives instruments (dollar and euro future contracts, traded in B3) are used for carrying out these hedging activities, which are supervised by the Asset & Liability Management and Capital (ALM) Forum. Residual exposures are monitored, considering the costs (objects of hedge) and the derivatives (instruments of hedge), to assure effectiveness. The currency risk in Nu Financeira is not hedged because it is deemed as not relevant.

Interest rate risk

The following analysis is the Group’s sensitivity of the mark to market fair value to an increase of 1 basis point (“bp”) (DV01) in Brazilian market interest rates, assuming a parallel shift and a constant financial position:

DV01 - USD - as of December 31	Brazilian Risk Free Curve			USD Curve

Curve	2020	2019	2018	2020	2019	2018

Nu Pagamentos	2	1	8	(1)	(1)	—

Nu Financeira	(1)	—	—	—	—	—

Nu Holdings	—	2	8	(1)	(1)	—

The interest rate risk in subsidiaries other than Nu Pagamentos and Nu Financeira are deemed not relevant as of December 31, 2020, 2019 and 2018.

To keep DV01 sensitivities within defined limits, derivatives are used to hedge interest rate risk. Currently, interest rate futures traded in B3 and swaps are used for hedging purposes.

•	Operational risk, including Information Technology risks

Operational risk is defined as the possibility of losses resulting from external events or failure, weakness or inadequacy of internal processes, people, or systems. It includes within this definition, the legal risk associated with the lack or deficiency in contracts signed by the Group and to fines due to failure to abide by legal provisions and indemnities for damages to third parties arising from activities performed.

There is an operational risk and internal control’s structure, which is responsible for the identification and assessment of operational risks, as well as the evaluation of the design and effectiveness of the internal controls structure. This structure is also responsible for the preparation and periodic testing of the business continuity plan and to coordinate the risk assessment in new product launches and significant changes in the existing processes.

Within the governance of the risk management process, mechanisms for identifying, measuring, evaluating, monitoring, and reporting operational risk events are presented to each business area (first line of defense), as well as disseminating the control culture to other collaborators internally. The main results from the risk assessments are presented to the Operational Risk and Internal Controls Technical Forum and to the Risk Committee. Applicable improvement recommendations result in action plans with planned deadlines and responsibilities.

The main responsibility for the development and implementation of controls to mitigate operational risks is attributed to the first line of defense teams.

The financial and payments institutions of the Group, in compliance with the regulatory requirements, have processes that encompass institutional policies, procedures, systems and contingency plans and business continuity for the occurrence of undesirable events.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

Information Technology (“IT”) risk

IT Risk is defined as the undesirable effects arising from a range of possible threats to the information technology infrastructure, including cybersecurity (occurrence of information security incidents), incidents management (ineffective incidents/problem management process, impact on service levels, costs, and customer dissatisfaction), data management (lack of compliance with data privacy laws or gaps in data management governance or data leakage issues), among others.

As Nubank operates in a challenging cyber threat environment, the Group continuously invest in controls and technologies to defend against these threats. Information Technology risks, including cyber risk, is a priority area for the Group and therefore it has a dedicated IT Risk structure, which is part of the second line of defense. This team is independent from IT related areas, including Engineering, IT Operations, and Information Security.

IT Risk is responsible for identifying, assessing, measuring, monitoring, controlling, and reporting Information Technology risks in relation to risk appetite levels approved by the Board of Executive Officers. The Group continually assess its risk exposure to threats and their potential impacts on the Group’s business and customers. The Company continues to improve the IT and cybersecurity features and controls, also considering that people are a key component of the security strategy, ensuring that the Group’s employees and third party contributors remain aware of prevention measures and also know how to report incidents.

The results of the IT risk and controls assessments are regularly discussed at the IT Risk Technical Forum and also presented to the Risk Committee. Applicable improvement recommendations result in action plans with planned deadlines and responsibilities.

•	Reputational risk

The Group understands that the materialization of other risks can negatively impact its reputation, as they are intrinsically connected. Undesirable events in different risk dimensions such as business continuity, cyber security, ethics and integrity, social media negative mentions, among others, can bring damage to Nubank’s reputation.

Therefore, the Group has teams and processes in place dedicated to overseeing external communication and for crisis management, which are key elements to identity and mitigate reputational events, as well as to gain long-term insight to better prevent or respond to future events.

28. Capital management

The purpose of capital management is to estimate the future requirements of regulatory capital, based on the Group’s growth projections, risk exposure, market movements and other relevant information. Also, the capital management structure is responsible for identifying sources of capital, for writing and submitting the capital plan for approval, as well as for monitoring the current level of the regulatory capital ratios.

At the executive level, the ALM Technical Forum is responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring, and recommending capital-related action plans to the Risk Committee.

a) Minimum capital requirements

The Group must comply with two different regulatory capital requirements: one for the subsidiary Nu Financeira and the other applicable to Nu Pagamentos:

•	Nu Financeira: minimum level of capital, considering the minimum requirements for financial institutions according to Brazilian Federal Monetary Council (“CMN”) Resolution 4,193/13.

•	Nu Pagamentos: minimum level of capital, considering the minimum requirements for payment institutions, according to Circular BACEN 3,681/13.

According to its strategy, Nubank implemented a capital management structure aiming to maintain a higher level of capital than the minimum regulatory requirements. Additionally, the Group has started operations both in Mexico and Colombia and will comply with local rules as soon as regulatory requirements are applicable in these jurisdictions.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

b) Composition of capital

i) Nu Financeira

The Regulatory Capital (PR) of Nu Financeira used to monitor the compliance with the Basel operating limits imposed by BACEN, is the sum of three items, namely:

•

Tier I Capital: the sum of Common Equity Tier I, which consists of Paid In Capital, capital, reserves and retained earnings, less deductions, and prudential adjustments and the Additional Tier I, which consists of subordinated debt instruments without a defined maturity that meet eligibility requirements. It is important to note that Nu Financeira does not hold any debt eligible to Additional Tier I on the date of these consolidated financial statements.

•	Tier II Capital: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with the Common Equity Tier I it makes up the Total Capital.

Funds from the issuance of subordinated debt securities are considered Tier II capital for the purpose of capital to risk-weighted assets ratio, as shown below. According to current legislation, the balance of subordinated debt was used for calculating the regulatory capital as of December 2020 and 2019 (more information on note 16). The following table shows the calculation of the capital ratios and their minimum requirement for Nubank’s legal entities that are required by the current regulation in Brazil.

ii) Nu Pagamentos

Nu Pagamentos’ capital management aims to determine the capital needed for its growth and to plan as additional sources of capital, in order to permanently maintain equity in amounts higher than the requirements defined by BACEN.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

The subsidiary permanently maintains its shareholders’ equity adjusted by the income accounts in an amount corresponding to, at least, the highest amount between i) 2% of the monthly average of payment transactions carried out by the subsidiary in the last 12 (twelve) months; or ii) 2% of the balance of electronic coins issued by the Nu Pagamentos, calculated daily.

Nu Pagamentos

	12/31/2020	12/31/2019	12/31/2018

Adjusted Shareholder’s Equity	276,672	248,571	277,505

Max Amount	1,538,256	1,409,858	811,526

Monthly average of payment transactions	1,538,256	1,399,017	811,526

Balance of electronic currencies	1,072,056	1,409,858	635,031

Capital Requirement Ratio	18.0%	17.6%	34.2%

Nu Financeira

	12/31/2020	12/31/2019	12/31/2018

Regulatory Capital	118,612	46,200	19,690

Tier I	101,229	26,313	19,690

Common Equity	101,229	26,313	19,690

Tier II	17,383	19,887	—

			—

Risk Weighted Assets (RWA)	388,346	128,578	22,960

Credit Risk (RWA CPAD)	372,841	111,878	117

Market Risk (RWA MPAD)	63	—	—

Operational Risk (RWA OPAD)	15,442	16,700	22,842

			—

Capital Required	40,776	13,501	2,411

			—

Margin	77,836	32,699	17,279

Basel Ratio	30.5%	35.9%	85.8%

RBAN - Capital Required	2,334	4,898	—

Margin considering RBAN	75,502	27,801	17,279

29. Segment Information

In reviewing the operational performance of the Group and allocating resources, the Chief Operating Decision Maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”), reviews the consolidated statement of profit or loss and other comprehensive income or loss.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a combined basis for all subsidiaries.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

The Group’s income, results, and assets for this one reportable segment can be determined by reference to the consolidated statement of profit or loss and other comprehensive income or loss, as well as the Consolidated Statements of Financial Position.

a) Information about products and services

The information about products and services are disclosed in note 6.

b) Information about geographical areas

The table below shows the revenue and non-current assets per geographical area:

	Revenues[a]

	12/31/2020	12/31/2019	12/31/2018

Brazil	609,232	497,446	285,887

Mexico	1,409	14	—

Colombia	1	—	—

Total	610,642	497,460	285,887

	Non-current assets[b]

	12/31/2020	12/31/2019	12/31/2018

Brazil	24,099	26,427	7,205

Mexico	1,418	233	—

Colombia	79	—	—

Cayman	831	—	—

Germany	181	130	—

Argentina	112	182	—

United States	6,993	—	—

Total	33,713	26,972	7,205

a.	Includes interest income from credit cards and lending, interchange fees, recharge fees, rewards revenue, late fees and other fees and commission income.

b.	Non-current assets are comprised by right-of-use assets, property, plant and equipment, intangible assets, and goodwill.

The Group has no single customer that represents 10% or more to Group’s revenues in the years ending December 2020, 2019 and 2018.

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

30. Earnings per share

The following table reflects the net loss and share data used in the basic and diluted earnings per share (“EPS”) calculations:

	12/31/2020	12/31/2019	12/31/2018

Loss attributable to owners of the Company	(171,491)	(92,531)	(28,583)

Loss for the year to ordinary shareholders – basic and diluted EPS	(171,491)	(92,531)	(28,583)

Total weighted average of ordinary outstanding shares for basic and diluted EPS (in thousands of shares)	1,315,578	1,137,931	1,099,070

Basic and diluted EPS for ordinary shareholders (US$)	(0.1304)	(0.0813)	(0.0260)

Antidilutive instruments not considered in the weighted number of shares (thousands of units)	405,394	306,210	409,213

The basic and diluted earnings per ordinary shares reflect the 25-for-1 and the 6-for-1 forward share split. These consolidated financial statements were adjusted retrospectively for the effects of the share split that occurred on August 30, 2021, as described in note 31.

Although the Company has instruments that could become ordinary share upon the exercise or vesting, they were determined to be antidilutive. These antidilutive instruments were not included in the weighted number of shares for the diluted earnings per share and they comprise SOPs, RSUs and Awards described in note 9, the preferred shares described on note 26 and the senior preferred shares described in note 22.

31. Subsequent events

a) Capital increase

In January 2021, Nu Holdings completed another capital increase – Series G – in the amount of USD400 million. As a result of the transaction, 11,758,704 Series G preferred shares were issued and 7,466,778 ordinary shares were made available for issuance under the Group’s share-based compensation program. As a result of the capital increase, one of the market conditions of the Award described in note 9 has been achieved and consequently 0.5% of its total shares could be issued, upon the approval of the Board of Directors.

In June 2021, Nu Holdings concluded the capital increase Series G-1 – in the amount of USD400 million. As a result of the transaction, 10,002,809 Series G-1 preferred shares were issued.

Series G and series G-1 preferred shares have characteristics similar to the other preferred share classes described in note 26.

b) Increase of income tax rate for the Brazilian subsidiaries

In March 2021, the Social Contribution tax rate in Brazil for financial institutions increased 5 percentage points, thus the combined income tax rate will increase from 40% to 45%. The change is effective from July 1 to December 31, 2021 and it mainly affects mainly the subsidiaries Nu Pagamentos and Nu Financeira.

c) Easynvest’s Business Combination

On May 4, 2021, Brazilian Central Bank approved the acquisition of the companies that are part of the Easynvest investment platform:

•	Easynvest Holding Financeira S.A;

•	Easynvest Título Corretora de Valores S.A;

•	Easynvest Participações S.A;

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

•	Easynvest Corretora de Seguros Ltda.;

•	Easynvest Gestão de Recursos Ltda.; and

•	Easynvest Sociedade de Crédito Direto S.A.

Easynvest is an independent digital investment broker and the acquisition marks the Group’s entry into the market of investment platforms.

The acquisition price is comprised of USD297 million in cash and of 7.9 million preferred shares class F-2 which is equivalent to a total acquisition price of USD451 million, subject to certain acquisition adjustments. Preferred shares class F-2 have characteristics similar to the other preferred share classes described in note 26.

The acquisition was completed on June 1, 2021 when the control over the entities was transferred upon all conditions established on the share purchase agreement and the liquidation are completed.

As at the date of approval of these consolidated financial statements the Company has concluded the identification of the assets acquired and liabilities assumed and the allocation of the purchase price to these assets and liabilities and the measurement of the fair value of the intangible assets and, therefore, the measurement of goodwill. The purchase price allocation, including the allocation to the intangible assets and goodwill is shown below:

Fair value recognized on acquisition

Net Identifiable assets and liabilities

Cash and cash equivalents	71,324

Securities	168,100

Intangible assets	45,061

Other assets	14,119

Liabilities	(240,047)

Total identifiable net assets at fair value	58,557

Goodwill arising on acquisition	392,989

Purchased consideration transferred	451,546

Equity consideration	271,229

Cash consideration	180,317

d) Senior preferred share conversion

On May 20, 2021, each senior preferred share was converted into 1 Series F-1 preferred share, with the total issuance of 16,795,799 shares at the request of the holders. The conversion resulted in a reclassification of the amount recognized as a derivative and the amount recognized as liability into share capital and share premium reserve in the total amount of USD420,012. At the date of conversion, the total fair value of the senior preferred shares, which consisted of the derivative and the liability, was determined to be equal to their values as of March 31, 2021. As a result, there was no effect on the consolidated statement of profit or loss as a result of the conversion.

e) Changes on shares’ classes

On May 29, 2021, the issued and unissued authorized ordinary shares were converted into Class A Ordinary Shares, and it was authorized the creation of 770,625,008 Class B Ordinary Shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except that (1) holders of Class B ordinary shares are

Nu Holdings Ltd.

Consolidated Financial Statements

as of December 31, 2020, 2019 and 2018

entitled to 20 votes per share, whereas holders of Class A ordinary shares are entitled to one vote per share; (2) holders of Class B ordinary shares have certain conversion rights into Class A Ordinary Shares; (3) holders of Class B ordinary shares are entitled to preemptive rights in the event that additional Class A ordinary shares are issued in order to maintain their proportional ownership interest; and (4) Class B ordinary shares shall not be listed on any stock exchange and will not be publicly traded.

In June 2021, 184,110,692 Class A Ordinary Shares were converted into Class B Ordinary Shares.

f) Awards shares

On July 5, 2021, Nu Holdings issued 7,596,827 Class A ordinary shares pursuant to the achievement of market conditions from the Awards described in note 8. On July 21, 2021, these Class A Ordinary Shares were converted into Class B Ordinary Shares. There is no outstanding Awards after the issuance of these shares.

g) Share split

At the Meeting of Shareholders held on August 30, 2021, the 6-for-1 forward share split of the Company’s shares was approved. As a result of the share split, the Company has retrospectively applied the effects of the share split in the number of shares and per share data for all periods presented.

h) Acquisition – Spin Pay

On August 29, 2021, Nu announced the acquisition of Spin Pay Serviços de Pagamentos Ltda. (“Spin Pay”), an instant payments platform that supports electronic retail, with the option to use Brazilian instant payment method (“PIX”) as a payment method at checkout.

The acquisition was completed on October 13, 2021, when the control over the entity was transferred upon all conditions established on the share purchase agreement and the liquidation was completed.

The total price is comprised of US$24,000 to be settled one part on the acquisition date and the remainder on the first and second anniversary of the acquisition date, and up to R$100,000 (equivalent to US$18,500 as of September 30, 2021) in Class A ordinary shares, based on its fair value on the date of the issuance, to be issued upon the achievement of certain milestones by 2024.

One member of Nu Holdings Board of Directors, before the acquisition, owned 1.24% of Spin Pay’s equity interest.

The transaction qualifies as a business combination and will be accounted for using the acquisition method of accounting. As a result of limited access to Spin Pay’s information required to prepare initial accounting, together with the limited time since the acquisition date and the effort required to conform Spin Pay’s financial statements to the Company’s practices and policies, the initial accounting for the business combination is incomplete at the date of approval of these consolidated financial statements. As a result, the Company is unable to provide the amounts recognized as of the Acquisition date for the major classes of assets acquired and liabilities assumed, pre-acquisition contingencies and goodwill.

i) Class A Ordinary Shares

At the Meeting of Shareholders held on October 20, 2021, the creation of an additional 9,750,000 Class A Ordinary Shares was approved.

Translations We are reinventing financial services in a Nu way. Nu Colombia customer welcome kit Special effect on card that is only visible in black light Convenient. Low-Cost. Empowering. Colombia Welcome Kit ¡Hola, te damos la bienvenida a Nu! Activa tu tarjeta desde la app. Te tomará menos de un minuto La moneda de $1000 pesos colombianos representa el efectivo que usamos cada dia. En el futuro, será una pieza de colección. Hello, welcome to Nu! Activate your card in the app. It’ll take you less than a minute. The $1000 Colombian Peso coin symbolizes the money we use everyday. In the future, it’ll be a collector’s item. Ultraviolet card Somos a mudança Não somos números Ir além é uma escolha We are the change We are not numbers To go beyond is a choice nu The future is purple

Part II

Information Not Required in Prospectus

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent that it may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against civil fraud or the consequences of committing a crime.

Our Memorandum and Articles of Association, which will become effective immediately prior to the completion of this offering, contains provisions that limit the liability of our directors, agents and officers for monetary damages for any liability incurred by them as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur (i) arising from their own fraud, willful default or dishonesty, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or (iii) for any transaction from which such person derived any improper benefit.

Any repeal or modification of the foregoing provisions of this Article by the Members of the Company shall not adversely affect any right or protection of a Director, agent or officer of the Company existing at the time of, or increase the liability of any Director, agent or officer of the Company with respect to any acts or omissions of such Director, agent or officer occurring prior to, such repeal or modification.

In addition, our Memorandum and Articles of Association, which will become effective immediately prior to the completion of this offering, contains provisions that indemnify every director, agent or officer of the Company out of the assets of the Company against any liability incurred by them as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur (i) arising from their own fraud, willful default or dishonesty, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or (iii) for any transaction from which such person derived any improper benefit.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our Memorandum and Articles of Association and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other shareholders. Further, a shareholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

In connection with this offering, we expect to obtain insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to use with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the international underwriters of us and our officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 7. Recent Sales of Unregistered Securities.

All information set forth below gives effect to the six-for-one share split of our ordinary shares effective as of August 30, 2021, applied retroactively to all figures herein setting forth the number of our ordinary shares and per share data, or the “Share Split.”

Since January 1, 2018, we have issued the following unregistered securities (giving effect to a 25-for-1 forward share split that occurred on December 30, 2019 and the Share Split):

Preferred Share Issuances

On September 26, 2018, we sold an aggregate of 98,815,500 shares of our Series E-1 preferred shares to one accredited investor at a purchase price of US$0.9345 per share, for an aggregate purchase price of US$.92.3 million.

On July 31, 2019, we sold an aggregate of 161,240,100 shares of our Series F preferred shares to 16 accredited investors at a purchase price of US$2.4808 per share, for an aggregate purchase price of US$400.0 million.

On June 18, 2020, we sold an aggregate of 100,774,794 shares of our senior preferred shares to five accredited investors, in exchange of the same amount of senior preferred shares issued by them at a purchase price of US$2.9769 per share, for an aggregate purchase price of US$300.0 million. On May 20, 2021, all senior preferred shares were converted into Series F-1 preferred shares.

On January 27, 2021, we sold an aggregate of 70,552,224 shares of our Series G preferred shares to 13 investors at a purchase price of US$5.6696 per share, for an aggregate purchase price of US$400.0 million.

On June 1, 2021, as part of the acquisition of the Easyvest Companies, we issued an aggregate of 48,116,556 shares of our Series F-2 preferred shares to 18 investors at a price of US$2.4808 per share, for an aggregate purchase price of US$119.3 million.

On June 11, 2021, we sold an aggregate of 60,016,854 shares of our Series G-1 preferred shares to 25 investors at a purchase price of US$6.6648 per share, for an aggregate purchase price of US$400.0 million.

Contingent Share Awards

2020 Contingent Share Awards

On July 5, 2021, we issued 45,580,962 Class A ordinary shares, which were immediately converted into Class B ordinary shares, to David Vélez Osorno as a result of the achievement of the 2020 Award First Milestone and the 2020 Award Second Milestone under the 2020 Contingent Share Awards.

Options, RSU and Award Issuances

From January 1, 2018 through the filing date of this registration statement, we granted to our directors, officers, employees, consultants, and other service providers options to purchase an aggregate of 176.3 million Class A ordinary shares under our equity compensation plans. As of September 30, 2021, we had 215.8 million options outstanding under our existing plans, of which 167.0 million were exercisable. For more information, see note 9 to our audited consolidated financial statements.

From January 1, 2018 through the filing date of this registration statement, we granted to our directors, officers, employees, consultants, and other service providers an aggregate of 124.0 million restricted stock units, or “RSUs,” to be settled in our Class A ordinary shares under our equity compensation plans. On January 30, 2020, we approved our Omnibus Incentive Plan which included the issuance of RSUs. As of September 30, 2021, we had 59.6 million RSUs outstanding under our existing plan. For more information, see note 9 to our audited consolidated financial statements.

From January 1, 2018 through the filing date of this registration statement, we issued 87.5 million ordinary shares underlying share-settled awards, upon the achievements of certain market conditions. For more information, see notes 9, 26 and 31 to our audited consolidated financial statements.

Shares Issued in Connection with Acquisitions

In connection with our acquisition of the Easynvest Companies, we issued an aggregate of 47.1 million Series F-2 preferred shares and sold 959,000,000 Series F-2 preferred shares to certain executives of the Easynvest Companies. In addition, in connection with our acquisitions of Cognitect we (i) issued 644,934 Class A ordinary shares in August 2021 in connection with the first anniversary of our acquisition of Cognitect, upon the satisfaction of the conditions precedent from the contingent consideration for post-combination services rendered to us by Cognitect’s former shareholders and employees; and (ii) expect to issue up to 3,555,066 Class A ordinary shares in equal installments over a four year period commencing in August 2021, subject to the satisfaction of certain conditions precedent. In connection with our acquisition Spin Pay Serviços de Pagamentos Ltda., we issued 830,490 Class A ordinary shares (equivalent to US$3.8 million) upon closing of the transaction in October 2021, and we expect to issue an aggregate of up to 1,793,940 Class A ordinary shares upon the achievement of certain milestones on the first and second anniversaries of closing, and as consideration for post-combination services rendered to us by the former shareholders who became our employees following the closing; one of our directors held a 1.24% interest in Spin Pay. In connection with our acquisition of Juntos Finanzas, Inc. in July 2021, we expect to issue an aggregate of up to 75,024 Class A ordinary shares upon the achievement of certain milestones on the first anniversary of the closing and as consideration for post-combination services rendered to us by Juntos employees.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales, and issuances of the above securities were exempt from registration under the Securities Act by virtue of Section 4(a)(2) of the Securities Act (or Regulation D promulgated thereunder) or Regulation S because the issuance of securities to the recipients did not involve a public offering or an offering to U.S. persons, or in reliance on Rule 701 because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under such rule. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits.

The following documents are filed as part of this registration statement:

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1	Memorandum and Articles of Association of the registrant, as currently in effect.

3.2*	Form of Memorandum and Articles of Association of the registrant, to be in effect upon completion of this offering.

4.1*	Form of Deposit Agreement among the registrant, the depositary and holders of the BDRs.

4.2*	Registration Rights Agreement by and among the registrant and certain holders of its shares, dated as of , 2021, to be in effect upon completion of this offering.

4.3*	Shareholder’s Agreement by and among the registrant, David Vélez Osorno and Rua California Ltd., dated as of , 2021, to be in effect upon completion of this offering.

5.1*	Opinion of Campbells LLP, Cayman Islands counsel of Nu, as to the validity of the Class A ordinary shares.

5.2*	Opinion of Pinheiro Neto Advogados, Brazilian counsel of Nu, as to the validity of the BDRs.

8.1*	Opinion of Davis Polk & Wardwell LLP, as to U.S. tax matters.

10.1+	Form of Indemnification Agreement between the registrant and each of its directors and executive officers.

10.2+	Nu Holdings Ltd. 2020 Omnibus Incentive Plan (as amended) and related form agreements.

10.3+	Nu Holdings Ltd. 2016 Share Option Plan (as amended) and related form agreements.

10.4*	License Agreement, dated as of January 29, 2014, between Mastercard International Incorporated and EO2 Soluções de Pagamento S.A., including the Acceptance Letter, dated as of January 29, 2014; the Summary of Licenses Granted, dated as of January 29, 2014; and the Supplement to the Mastercard License Agreement, dated as of January 29, 2014.

10.5*	License Agreement, dated as of April 24, 2020, between Mastercard International Incorporated and Nu Pagamentos S.A., including the First Amendment to the License Agreement, dated as of April 24, 2020; the Summary of Licenses Granted, dated as of April 24, 2020; and the Supplement to the Mastercard License Agreement, dated as of April 24, 2020.

10.6*	License Agreement, dated as of January 3, 2019, between Mastercard International Incorporated and Nu Bn Mexico S.A. de C.V., including the Acceptance Letter, dated as of January 3, 2019; the Summary of Licenses Granted, dated as of January 3, 2019; and the Supplement to the Mastercard License Agreement, dated as of January 3, 2019.

10.7#	Investment Agreement, dated as of September 10, 2020, between Nu Holdings Ltd., Nu Financeira S.A., Nu Pagamentos S.A., Easynvest Holding Financeira S.A., Easynvest Título Corretora de Valores S.A., Easynvest Participações S.A., Easynvest Corretora de Seguros Ltda., Easynvest Gestão de Recursos Ltda. and the shareholders named therein.

21.1	List of subsidiaries of the registrant.

23.1	Consent of KPMG Auditores Independentes, Independent Registered Public Accounting Firm.

23.2*	Consent of Campbells LLP (included in Exhibit 5.1).

23.3*	Consent of Pinheiro Neto Advogados (included in Exhibit 5.2).

Exhibit No.	Description

23.4	Consent of Oliver Wyman Consultoria em Estratégia de Negócios Ltda.

24.1	Power of Attorney (included on the signature page to the registration statement).

*	To be filed by amendment. All other exhibits are filed herewith.

+	Indicates management contract or compensatory plan.

#

Portions of this exhibit have been omitted as the registrant has determined that (i) the omitted information is not material and (ii) the omitted information is of the type that the registrant customarily and actually treats as private or confidential.

(b) Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 9. Undertakings

The undersigned hereby undertakes:

(a)

The undersigned registrant hereby undertakes to provide to the international underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the international underwriter to permit prompt delivery to each purchaser.

(b)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, Brazil, on this 1st day of November, 2021.

Nu Holdings Ltd.

By:	/s/ David Vélez Osorno
Name: David Vélez Osorno
Title: Chairman and Chief Executive Officer

By:	/s/ Guilherme Marques do Lago
Name: Guilherme Marques do Lago
Title: Chief Financial Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints David Vélez Osorno and Guilherme Marques do Lago, and each of them, individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the U.S. Securities Act of 1933 and to file the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date

/s/ David Vélez Osorno	Chief Executive Officer and Director (principal executive officer)	November 1, 2021
David Vélez Osorno

/s/ Guilherme Marques do Lago	Chief Financial Officer (principal financial officer and principal accounting officer)	November 1, 2021
Guilherme Marques do Lago

/s/ Douglas Mauro Leone	Director	November 1, 2021
Douglas Mauro Leone

/s/ Anita Sands	Director	November 1, 2021
Anita Sands

/s/ Daniel Krepel Goldberg	Director	November 1, 2021
Daniel Krepel Goldberg

/s/ Luis Alberto Moreno Mejía	Director	November 1, 2021
Luis Alberto Moreno Mejía

/s/ Jacqueline Dawn Reses	Director	November 1, 2021
Jacqueline Dawn Reses

/s/ Rogério Paulo Calderón Peres	Director	November 1, 2021
Rogério Paulo Calderón Peres

/s/ Larissa de Macedo Machado	Director	November 1, 2021
Larissa de Macedo Machado

/s/ Muhtar Kent	Director	November 1, 2021
Muhtar Kent

/s/ David Vélez Osorno David Vélez Osorno	Cognitect, Inc. Authorized representative in the United States	November 1, 2021